 Exhibit 99.1

AMC Mining Consultants (Canada) Ltd. BC0767129 Suite 202, 200 Granville Street Vancouver V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com amcconsultants.com

Technical Report

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China

Silvercorp Metals Inc.

Henan Province, China

In accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

Qualified Persons:

H.A. Smith, P.Eng.

S. Robinson, P.Geo., MAIG

G.K. Vartell, P.Geo.

J.E. Glanvill, Pr.Sci.Nat.

A. Wilkins, CGeol, EurGeol

R.C. Stewart, P.Geo.

B. Nielsen, MAIG

M. Kent, FAusIMM

R. Carlson, FAIG RPGeo.

R. Chesher, FAusIMM (CP)

D. Claffey, MIEAust, CPEng.

AMC Project 0725073

Effective date: 18 May 2026

Report date: 12 June 2026

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

1	Summary

1.1	Introduction

AMC Mining Consultants (Canada) Ltd. (AMC) was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare a Technical Report (2026 Technical Report or Technical Report) on the Ying silver-lead-zinc-gold property (Property) in Henan Province, China, encompassing the Ying Project (SGX, HZG, HPG, TLP, LME, LMW, and DCG underground mines) and the Kuanping Project (KP underground mine start-up). AMC has previously prepared Technical Reports on the Property in:

•	2024 (filed 28 August 2024, effective date 16 July 2024)
•	2022 (filed 4 November 2022, effective date 20 September 2022)
•	2020 (filed 14 October 2020, effective date 31 July 2020)
•	2017 (filed 24 February 2017, effective date 31 December 2016)
•	2014 (filed 5 September 2014, effective date 31 December 2013)
•	2012 (filed 15 June 2012, effective date 1 May 2012)
•	2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012)

The eleven authors of the Technical Report are independent Qualified Persons (QPs). Six of the authors have visited the Ying Property. The latest visit, by AMC QPs Mr HA Smith, Mr RJ Chesher, and Mr JE Glanvill, was in May 2026. The immediately preceding visit by AMC QPs Mr HA Smith, Mr S Robinson, Mr RJ Chesher, and Mr D Claffey, was in February 2024. The latest visit by AMC QP Dr GK Vartell was in July 2016. During the site visits, aspects of the project have been examined by the QPs, including drill core, exploration sites, underground workings, processing plant, laboratory, tailings management facilities, and other surface infrastructure.

Silvercorp is a Canadian mining company focused on producing silver, lead, zinc, and gold in concentrates from mines in China. It is listed on both the TSE and NYSE as SVM. Through wholly owned subsidiaries, Silvercorp has an effective interest of 77.5 percent (%) in the SGX, HZG, TLP, LMW, and DCG mines, and the KP Project, and 80% in the HPG and LME mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. The QPs are aware of no known or recognized environmental issues that might preclude or inhibit a mining operation in this area.

The Ying Project is about 240 kilometres (km) west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The city of Luoning is about 56 km by paved roads from Silvercorp’s Ying mill site. The KP Project is 34 km south-east of Sanmenxia City, Henan Province and 30 km north of the Ying Mill Complex. The Project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Silver-lead-zinc mineralization in the Ying Project area has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, the TLP / LMW / LME projects in late 2007, and the KP Project in late 2021. Mining and processing output has risen in recent years, with production close to 650,000 tonnes per annum (tpa) from FY2021 through FY2022, 773,000 tpa in FY2023, 827,000 tpa in FY2024, and just over 1,000,000 tpa in FY2025. The QP notes that the Silvercorp fiscal year (FY) begins in April, thus FY2025 runs from 1 April 2024 to 31 March 2025.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

1.2	Geology, exploration, and Mineral Resources

The Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Rocks along the orogenic belt are severely folded and faulted, offering optimal structural conditions for the emplacement of mineral deposits. Several operating silver-lead-zinc mines, including those in the Property, occur along this belt. The dominant structures in the region are west-northwest trending folds and faults, the faults comprising numerous thrusts with sets of conjugate shear structures trending either north-west or north-east. These shear zones are associated with all the important mineralization in the district.

Mineralization predominantly comprises numerous, silver-lead-zinc-rich, quartz-carbonate veins in steeply dipping, fault-fissure zones which cut Precambrian gneiss and greenstone. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. The fault-fissure zones extend for hundreds to a few thousand metres along strike. To date, significant mineralization has been defined or developed in at least 591 discrete vein structures, and many other smaller veins have been found but not yet well explored. Included in the number of veins are 38 gold -rich veins which have been a recent exploration target for Silvercorp. The vein systems of the various mine areas in the district are generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area.

On the Ying Project, from January 2004 to December 2025, a total of 2,851,119 metres (m) in 14,463 holes were drilled from surface and underground locations. Since the last technical report (from 1 January 2024 to 30 October 2025), Silvercorp drilled 3,293 underground holes and 377 surface holes, for a total of 459,231 m. A portion of the deposits have been mined out. Most drill core is NQ-sized (48 millimetres (mm)). Drill core recoveries range from 63.33% to 100% and average 98.72%.

On the KP Project, from 2012 to December 2022, a total of 19,780 m in 87 holes was drilled from surface locations. The drilling procedures prior to Silvercorp’s ownership are not known. The KP Project constitutes 0.6% of the Measured and Indicated Mineral Resource tonnes, thus this is not a material risk to the Ying Property. For drilling conducted by Silvercorp in 2022, most drill core is NQ-sized (48 mm) and drill procedures are the same as the Ying Project. Drill core recoveries range between 63.64% and 100%, with average recovery being 98.72%.

Other than drilling, the Ying Project mines have been explored primarily from underground workings. The workings follow vein structures along strike, on levels spaced approximately 30 to 50 m apart. Channel samples across the structures are collected at 5 m intervals. From 1 January 2024 to 31 December 2025, Silvercorp undertook 136,034 m of tunnelling, and collected 89,501 channel samples. This brings the total number of metres of tunnelling completed on the Property by Silvercorp to 934,031 m with 394,877 channel samples collected. A portion of the deposits have been mined out.

Silvercorp has implemented industry standard practices for sample preparation, security, and analysis. All core and channel sampling are completed by Silvercorp personnel. Samples from NQ drill cores are collected following detailed geological logging at secure core processing facilities located at each mine site. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labelled cotton cloth bag with sample number marked on the bag. Bagged and sealed half core drillhole samples are transported by Silvercorp personnel or courier to one of eight commercial laboratories. Channel sampling is completed by cutting channels into walls or backs of tunnels and crosscuts and collecting composite chip samples. Channel samples are transported by Silvercorp personnel to the Ying site laboratory at the mill complex in Luoning County.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

The sample preparation procedures used at the various laboratories (nine used since January 2020, eight in 2025), incorporate sample drying to between 60°Celsius (C) and 105°C, crushing to at least 3 mm, subsampling via splitter or mat and scoop, and then pulverizing to 74 micron (µm). Analytical procedures for Ag, Pb, and Zn typically include a two or four acid digest of between 0.1 gram (g) and 1 g pulp followed by AAS or ICP with either mass spectroscopy or optical emission spectrometry as the finishes. Fire assay (10 g to 30 g) is used for gold analysis, and silver over-range analysis.

Silvercorp has established Quality Assurance / Quality Control (QA/QC) procedures which monitor accuracy, precision and sample contamination during sampling, preparation, and analytical processes through the inclusion of Certified Reference Materials (CRM), coarse blanks, and field duplicates with sample batches. Umpire sampling has been completed by several independent laboratories. Insertion rates for the various types were between 0.4% and 2.9%.

Silvercorp’s present protocols employed at the Ying Project do not encompass all aspects of a comprehensive QA/QC program and have relatively low rates of insertion by comparison with international peers. Despite these issues, a review by the QP shows that there are no material accuracy, precision, or systematic contamination errors within the Ying sample database. The QP considers the Ying sample database to be acceptable for Mineral Resource estimation.

At the KP Project, from 2008 to 2011 surface drilling of 11,390.52 m was conducted but no records of laboratory protocols or QA/QC were maintained for sampling prior to 2022. In 2022, 32 diamond drillholes were completed by Silvercorp for 8,389.31 m that included 1,913 samples, 27 CRMs, 27 duplicates, and 82 umpire samples. The lab used in the 2022 drilling was the SGS Tianjian laboratory, which used four-acid digest, with fire assay for Au, and multi-elements by ICP-OES. The QP considers the QA/QC recorded for KP to be insufficient to meet expected standards. The QP recommends all drilling and sampling at KP is upgraded to meet as a minimum the QA/QC protocols applied at the Ying Project. All records of QA/QC submissions and treatment should be maintained. The KP Project constitutes 0.6% of the Measured and Indicated Mineral Resource tonnes thus the substandard QA/QC is not considered a material risk to the Ying Property.

Data verification was completed by the QPs and, while some minor issues were found, the QPs do not consider the issues noted to have a material impact on Mineral Resource estimates. The QPs consider the data to be acceptable for Mineral Resource estimation.

The Mineral Resource estimates for the SGX, HZG, HPG, TLP, LME, LMW, DCG, and KP deposits at the Ying Property were prepared by AMC employees. Grade estimation was completed for 591 veins using a block modelling approach using the inverse distance squared (ID2) interpolation method in Datamine or Vulcan software. Grade estimates were completed for Ag, Pb, Cu in all deposits, Zn in selected deposits, and Au within selected veins at selected deposits.

Independent AMC QPs estimated, or supervised the estimates, and take responsibility for the Mineral Resource estimates at the Ying Property.

The interpretation and construction of mineralization wireframes was completed by Silvercorp personnel using Micromine software by either digitizing strings in cross-section and then linking strings to create three-dimensional (3D) wireframes, or by creating separate 3D surfaces for hangingwall (HW) and footwall (FW) vein contacts and then creating solid 3D wireframes from those surfaces. Mineralization interpretations were constructed primarily from vein contacts recorded in drill core and underground mapping and then modified based on silver, lead, zinc, and where relevant, gold and copper grades.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

Mineralized veins at the SGX, HZG, TLP, LME mines, and Ag-Pb-Zn veins at LMW mines were modelled using a nominal threshold of 65 grams per tonne (g/t) silver equivalent (AgEq). Mineralized veins at the DCG and KP mines were modelled using a nominal threshold of 80 g/t AgEq. Mineralized veins at the HPG mine and the veins with significant Au at the LMW mines were modelled using a nominal threshold of 0.85 g/t gold equivalent (AuEq). Modelling cut-off grades (COGs) were driven by mine specific controls.

Mineralization interpretations were reviewed by the relevant QPs. Wireframes were modified by the QPs as required.

A composite interval of 0.4 m was selected for all mines based on the predominant sample length. Appropriate top capping was applied based on a review of each vein.

The Mineral Resources include material (approximately 21% of total Mineral Resources by AgEq metal and 24% of the total Mineral Resources by tonnes) below the lower elevation limit of Silvercorp’s current mining licenses. The renewal of mining licenses and extension of mining depth and boundaries occur in the ordinary course of business as long as Mineral Resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. Therefore, the QPs for the Mineral Resource estimation are satisfied that there is minimal material risk associated with the granting of approval to Silvercorp to extend the lower depth limit of its licenses and to develop these Mineral Resources as and when required.

Mineral Resources by mine for the Property as of 31 December 2025 are presented in Table 1.1. Mineral Resources are reported above a COG based on in situ values in AgEq terms or AuEq terms. COGs incorporate mining, processing, and general and administration (G&A) costs were provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves. The AgEq and AuEq formulas and COG applied to each mine are noted in the footnotes of Table 1.1.

Copper was added to the 2025 Mineral Resource as it has been demonstrated to be a recoverable byproduct.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

Table 1.1      Ying Mineral Resources as of 31 December 2025

Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Cu grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)	Cu metal (kt)
SGX	Measured	6.98	0.06	205	3.99	2.08	0.03	13.85	45.95	278.43	145.13	2.11
	Indicated	5.63	0.05	157	2.95	1.66	0.05	9.57	28.49	165.77	93.27	2.54
	Meas + Ind	12.61	0.06	184	3.52	1.89	0.04	23.43	74.44	444.20	238.40	4.65
	Inferred	3.77	0.07	150	3.06	1.21	0.05	8.17	18.22	115.32	45.77	2.04
HZG	Measured	0.86	-	229	0.89	-	0.31	-	6.32	7.63	-	2.71
	Indicated	0.87	-	189	0.72	-	0.28	-	5.28	6.27	-	2.44
	Meas + Ind	1.73	-	208	0.80	-	0.30	-	11.60	13.90	-	5.14
	Inferred	0.63	-	266	0.69	-	0.29	-	5.39	4.38	-	1.85
HPG	Measured	1.81	0.82	57	2.42	0.75	0.06	47.57	3.32	43.61	13.53	1.00
	Indicated	2.27	0.78	47	1.92	0.66	0.05	57.01	3.44	43.78	15.11	1.11
	Meas + Ind	4.08	0.80	51	2.14	0.70	0.05	104.57	6.75	87.39	28.64	2.11
	Inferred	2.55	0.79	48	1.57	0.66	0.08	64.88	3.91	39.95	16.89	1.96
TLP	Measured	6.51	0.00	131	2.33	-	0.05	0.21	27.40	151.77	-	3.22
	Indicated	5.14	0.00	111	1.89	-	0.07	0.58	18.37	97.46	-	3.49
	Meas + Ind	11.65	0.00	122	2.14	-	0.06	0.79	45.77	249.23	-	6.71
	Inferred	2.06	0.14	113	2.02	-	0.09	9.07	7.53	41.64	-	1.93
LME	Measured	1.55	0.03	216	1.08	0.24	0.03	1.34	10.75	16.74	3.79	0.53
	Indicated	2.97	0.09	172	0.93	0.25	0.05	8.29	16.46	27.79	7.57	1.41
	Meas + Ind	4.52	0.07	187	0.98	0.25	0.04	9.63	27.21	44.53	11.36	1.94
	Inferred	1.54	0.16	145	1.06	0.31	0.05	8.09	7.19	16.36	4.79	0.79
LMW (Ag-rich veins)	Measured	2.71	-	178	1.64	-	0.11	-	15.46	44.47	-	3.01
	Indicated	2.83	-	131	1.42	-	0.07	-	11.95	40.05	-	2.04
	Meas + Ind	5.54	-	154	1.53	-	0.09	-	27.41	84.52	-	5.06
	Inferred	1.22	-	129	1.42	-	0.08	-	5.05	17.35	-	0.95
LMW (Au-rich veins)	Measured	0.29	2.49	66	0.31	-	0.26	22.92	0.61	0.90	-	0.73
	Indicated	0.83	1.36	50	0.36	-	0.19	36.04	1.34	2.96	-	1.58
	Meas + Ind	1.11	1.65	54	0.35	-	0.21	58.96	1.94	3.86	-	2.31
	Inferred	0.81	1.19	25	0.22	-	0.12	31.12	0.66	1.81	-	0.99
DCG	Measured	0.25	1.62	54	1.68	-	0.04	12.97	0.43	4.17	-	0.09
	Indicated	0.44	1.01	35	2.01	-	0.02	14.27	0.50	8.84	-	0.08
	Meas + Ind	0.69	1.23	42	1.89	-	0.03	27.24	0.93	13.01	-	0.17
	Inferred	0.35	1.18	35	2.01	-	0.02	13.41	0.40	7.13	-	0.08
KP	Measured	-	-	-	-	-	-	-	-	-	-	-
	Indicated	0.25	0.75	197	1.29	2.34	0.00	5.99	1.57	3.20	5.82	0.00
	Meas + Ind	0.25	0.75	197	1.29	2.34	0.00	5.99	1.57	3.20	5.82	0.00
	Inferred	0.61	0.39	199	0.77	1.78	0.00	7.66	3.91	4.75	10.93	0.00
All	Measured	20.94	0.15	164	2.62	0.78	0.06	98.86	110.24	547.72	162.45	13.41
	Indicated	21.24	0.19	128	1.87	0.57	0.07	131.75	87.39	396.11	121.77	14.68
	Meas + Ind	42.18	0.17	146	2.24	0.67	0.07	230.61	197.63	943.84	284.22	28.10
	Inferred	13.55	0.33	120	1.84	0.58	0.08	142.40	52.26	248.70	78.38	10.60

Notes:

•	CIM Definition Standards (2014) were used for reporting.
•	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

•	Metal prices: gold US$3,200/troy ounce (oz), silver US$35.00/troy oz, lead US$1.03 per pound (lb), zinc US$1.36/lb, copper US$4.74/lb.
•	Exchange rate: RMB 7.00: US$1.00.
•	Mineral Resources exclude the first 5 m below surface.
•	Veins diluted to minimum extraction width of 0.4 m after estimation except for HZG which was modelled to a minimum width of 0.4 m.
•	COGs: SGX 75 g/t AgEq; HZG 75 g/t AgEq; HPG 0.95 g/t AuEq; TLP 65 g/t AgEq; LME 70 g/t AgEq; LMW silver rich veins 65 g/t AgEq; LMW gold rich veins 0.85 g/t AuEq; DCG 80 g/t AgEq, KP 90 g/t AgEq.
•	AgEq equivalent formulas by mine for silver rich veins:

—	SGX = Ag g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.
—	HZG = Ag g/t + 19.557 * Pb% + 39.5464 * Cu%.
—	TLP = Ag g/t + 20.4155 * Pb% + 37.2718 * Cu%.
—	LME = Ag g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.
—	LMW = Ag g/t + 20.6682 * Pb% + 38.6489 * Cu%.
—	DCG = Ag g/t + 19.1772 * Pb% + 33.4296 * Cu%.

•	AuEq equivalent formulas by mine:

—	HPG (all veins) = Au g/t+0.0119*Ag g/t+0.2544*Pb%+0.1888*Zn%+0.4926*Cu%.
—	LMW (gold rich veins: LM21, LM22, LM26, LM27, LM28, LM28a, LM50, LM50_3, LM51, LM52, LM53, LM54, LM54_1, LM54_2, LM55, LM58, LM58_1, LM59, LM59_2) = Au g/t + 0.0133 * Ag g/t + 0.2748 * Pb% + 0.5139 * Cu%.

•	AgEq formulas used for significant gold bearing veins:

—	SGX (Veins S16W, S18E, S21, S74) = Ag g/t + 52.7753 * Au g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.
—	TLP (T50, T51, T52, T53) = Ag g/t + 54.8113 * Au g/t + 20.4155 * Pb% + 37.2718 * Cu%.
—	LME (Vein LM4E2) = Ag g/t + 46.0927 * Au g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.
—	DCG (C76, C9_1, C9_2, C9_3, C9_4, C9_5, C9_6, C9E1, C9E3, C9W1) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 33.4296 * Cu%.
—	KP (all veins) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 17.9076 * Zn% + 33.4296 * Cu%.

•	Processing recovery factors:

—	SGX – 61.3% Au, 95.6% Ag, 96.4% Pb, 70.1% Zn, 90.8% Cu.
—	HZG – 62.2% Au, 95.6% Ag, 88.4% Pb, 96.2% Cu.
—	HPG – 91.0% Au, 88.8% Ag, 90.1% Pb, 66.0% Zn, 93.8% Cu.
—	TLP – 61.8% Au, 92.8% Ag, 89.6% Pb, 88.0% Cu.
—	LME – 53.3% Au, 95.2% Ag, 87.2% Pb, 37.1% Zn, 87.2% Cu.
—	LMW – 87.2% Au, 95.4% Ag, 93.3% Pb, 93.8% Cu.
—	DCG – 75.9% Au, 81.4% Ag, 73.8% Pb, 69.2% Cu.
—	KP - 75.9% Au, 81.4%, Ag, 73.8%, Pb, 68.0 % Zn, 69.2% Cu.

•	Payables: Au – 85%; Ag – 94.5%; Pb – 99.0%; Zn – 76.0%, Cu – 40%.
•	Includes assay results up to and including 31 October 2025.
•	Depleted for mine production to 31 December 2025. Non-recoverable Mineral Resources (sterile areas due to the proximity to stopes, unstable ground or where access to the vein is limited) defined as of 31 December 2025.
•	Where gold grades show zero g/t, this reflects limited numbers of gold veins informing the Mineral Resource.
•	Where copper grades show zero grade, this reflects the low tenor of the copper in the deposits.
•	Numbers may not compute exactly due to rounding.

1.3	Comparison of Mineral Resources, 30 June 2024 and 31 December 2025

A comparison of Mineral Resource estimates between 30 June 2024 (2024 Q2) and 31 December 2025 (2025 Q4) indicates the following:

•	Measured and Indicated tonnes have increased by 90% overall. The Inferred tonnes have increased by 54%.
•	Measured and Indicated grades have decreased for gold and silver by 15% and 28%, respectively. Measured and Indicated grades have decreased for lead by 27% and zinc by 22%.
•	Inferred grades decreased for gold, silver, lead, and zinc by 42%, 36%, 38%, and 9%, respectively.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

•	The net result in the Measured and Indicated categories has been an increase in the contained gold and silver metal of 62% and 37% respectively. Contained Measured and Indicated lead metal and zinc metal have increased by 39% and 48% respectively.
•	The net result in the Inferred category has been a decrease in the contained gold metal, silver metal, and lead metal of 10%, 1%, and 4% respectively. Inferred zinc metal has increased by 40%.

The reasons for the differences in grade, tonnes, and contained metal include changes made to vein interpretations for the 2025 Q4 model, conversion to higher categories arising from drilling and level development, application of different COGs and depletion due to mining. The QPs note that metal prices have increased by 78% for Au, 67% for Ag, 3% for Pb, and 36% for Zn. This has resulted in a reduction in COGs for all deposits.

In the case of gold, the QPs note that gold was only estimated for 113 of the total 591 veins (69 veins at HPG, six veins at KP, and 38 selected veins from SGX, LME, LMW, and DCG. The notable 62% increase in the Measured plus Indicated gold metal in the 2025 Q4 model is due to the discovery of an additional 20 gold veins since the 2024 Q2 model.

Copper has not been included in previous Mineral Resource estimates at the Ying Property. Copper is included in the current Mineral Resource. The KP deposit has been included in the current Ying Property Mineral Resource for the first time.

1.4	Mining and Mineral Reserves

The Mineral Reserve estimates for the Property were prepared by Silvercorp under the guidance of independent QP Mr HA Smith, P.Eng., who takes responsibility for those estimates. Table 1.2 summarizes the Mineral Reserve estimates for each mine and for the entire Ying operation. 55% of the Mineral Reserve tonnage is categorized as Proven and 45% is categorized as Probable.

To convert Mineral Resources to Mineral Reserves, mining COGs have been applied, mining dilution has been added, and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Mineral Resources have been used for Mineral Reserves estimation.

Table 1.2           Ying Mineral Reserve estimates at 31 December 2025

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal contained in Mineral Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
SGX	Proven	4.43	0.05	201	3.97	1.89		7.0	28.6	175.9	83.5
	Probable	2.81	0.03	198	3.70	1.70		2.6	17.9	104.3	47.8
	Subtotal P&P	7.24	0.04	200	3.87	1.81		9.6	46.5	280.2	131.4
HZG	Proven	0.53		212	0.75		0.29		3.6	4.0		1.5
	Probable	0.56		185	0.64		0.26		3.3	3.5		1.4
	Subtotal P&P	1.09		198	0.69		0.28		6.9	7.5		3.0
HPG	Proven	0.68	1.01	62	2.60	0.61	0.07	22.3	1.4	17.8	4.1	0.5
	Probable	0.67	0.96	61	2.36	0.69	0.06	20.6	1.3	15.7	4.6	0.4
	Subtotal P&P	1.35	0.99	62	2.48	0.65	0.07	42.8	2.7	33.5	8.7	0.9

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Silvercorp Metals Inc.	0725073

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal contained in Mineral Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
TLP	Proven	2.48		150	2.28				12.0	56.5
	Probable	1.58		136	2.01				6.9	31.9
	Subtotal P&P	4.07		145	2.18				18.9	88.4
LME	Proven	0.73	0.01	254	1.07	0.24		0.3	5.9	7.8	1.7
	Probable	1.56	0.04	214	1.03	0.25		2.2	10.7	16.0	3.8
	Subtotal P&P	2.28	0.03	227	1.04	0.24		2.5	16.7	23.8	5.6
LMW	Proven	1.41	0.29	181	1.37		0.13	13.2	8.2	19.3		1.9
	Probable	1.06	0.50	152	1.23		0.09	17.0	5.2	13.1		0.9
	Subtotal P&P	2.48	0.38	168	1.31		0.11	30.2	13.4	32.4		2.8
DCG	Proven	0.15	1.64	44	0.46			8.0	0.2	0.7
	Probable	0.21	1.40	25	1.53			9.6	0.2	3.3
	Subtotal P&P	0.36	1.50	33	1.08			17.6	0.4	3.9
KP	Proven
	Probable	0.21	0.66	158	1.12	2.20		4.4	1.1	2.3	4.5
	Subtotal P&P	0.21	0.66	158	1.12	2.20		4.4	1.1	2.3	4.5
Ying Mines	Proven	10.41	0.15	179	2.71	0.87	0.04	50.8	59.9	282.0	90.4	3.9
	Probable	8.66	0.20	167	2.19	0.71	0.03	56.3	46.6	190.1	61.7	2.7
	Total P&P	19.08	0.17	174	2.47	0.80	0.04	107.1	106.5	472.1	150.2	6.7

Notes to Mineral Reserve Statement:

•	Cut-off grades (AgEq g/t): SGX – 180 Resuing, 155 Shrinkage; HZG – 150 Resuing, 130 Shrinkage; HPG – 195 Resuing (2.10 AuEq), 175 Shrinkage (1.90 AuEq); TLP – 160 Resuing, 135 Shrinkage; LME – 170 Resuing, 145 Shrinkage, 145 Room & Pillar; LMW – 170 Resuing, 150 Shrinkage, 150 Longhole, 150 Room & Pillar (1.8 g/t AuEq); DCG – 220 Resuing, 195 Shrinkage; KP - 225 Resuing, 205 Shrinkage.
•	Stope Marginal cut-off grades (AgEq g/t): SGX – 155 Resuing, 130 Shrinkage; HZG – 130 Resuing, 110 Shrinkage; HPG – 165 Resuing (1.80 AuEq), 145 Shrinkage (1.60 AuEq); TLP – 230 Resuing, 1.95 Shrinkage; LME – 135 Resuing, 105 Shrinkage, 105 Room & Pillar; LMW - 135 Resuing, 110 Shrinkage, 110 Longhole, 110 Room & Pillar (1.35 AuEq); DCG – 145 Resuing, 125 Shrinkage.
•	Development Ore cutoff grades (AgEq g/t): SGX – 100; HZG – 80; HPG – 115; TLP – 90; LME – 80; LMW – 90; DCG – 90; KP – 95.
•	Unplanned dilution (zero grade) assumed as 0.05 m on each wall of a resuing stope and 0.10 m on each wall of a shrinkage stope. 20% unplanned dilution assumed for LMW longhole. 27%, 31%, and 62% average dilution assumed for Room & Pillar at LME, LMW, and KP, respectively.
•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage, room and pillar, and longhole.
•	Metal prices: gold US$2,800/troy oz, silver US$28.00/troy oz, lead US$0.90/lb, zinc US$1.20/lb, copper US$4.40/lb.
•	Processing recovery factors: SGX – 61.3% Au, 95.6% Ag, 96.4% Pb, 70.1% Zn, 90.80% Cu; HZG – 62.2% Au, 95.6% Ag, 88.4% Pb, 96.2% Cu; HPG – 91.0% Au, 88.8% Ag, 90.1% Pb, 66.0% Zn, 93.8% Cu; TLP – 61.8% Au; 92.8% Ag, 89.6% Pb, 88.0% Cu; LME – 53.3% Au, 95.2% Ag, 87.2% Pb, 37.1% Zn, 87.2% Cu; LMW – 87.2% Au, 95.4% Ag, 93.3% Pb, 93.8% Cu; DCG – 75.9% Au, 81.4% Ag, 73.8% Pb, 69.2% Cu; KP – 75.9% Au, 81.4% Ag, 73.8% Pb, 68.0% Zn, 69.2% Cu.
•	Payables: Au – 85%; Ag – 94.5%; Pb – 99.0%; Zn – 76.0%, Cu – 40.0%.
•	Exchange rate assumed is RMB 7.00: US$1.00.
•	Numbers may not compute exactly due to rounding.

Ying average Mineral Reserve grades for gold, silver, lead and zinc are 76%, 88%, 98%, and 163%, respectively, of the reported grades for the operating period from FY2023Q4 through end-FY2025. This is consistent with utilization of a lower COG and production generally moving to deeper mine areas.

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Silvercorp Metals Inc.	0725073

In terms of Ying Mineral Reserve AgEq metal content, SGX remains the main contributor at 47%, followed by TLP at 16%, LME and LMW each at 12%, HPG at 6%, HZG at 5%, and DCG and KP each at 1%.

A continued focus on best mining practices and minimizing dilution will be key to achieving Mineral Reserve grades over the Ying life-of-mine (LOM).

The Mineral Reserve estimation assumes that current stoping practices will continue to be predominant at the Ying property, namely cut and fill resuing and shrinkage stoping for most veins, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The QP also recognizes the increased use of more mechanized mining techniques at the Ying operations. The typically sub-vertical veins, generally competent ground, reasonably regular vein width, and generally hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the resuing and shrinkage mining methods at the Ying property on several occasions and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. Average Ying dilution projections for resuing and shrinkage are 17% and 20%, respectively.

The QP notes that, for a small number of veins with relatively low-angle dip – generally veins with significant gold content – room and pillar stoping with slushers is now being used at the Property. Longhole stoping has also been recently employed in some areas of the LMW mine.

For longhole mining at LMW, 20% dilution has been assumed. For room and pillar mining at LMW, LME, and KP, a minimum mining width of 1.2 m or vein width + 0.2 m where vein width is greater than 1.0 m has been assumed, with average dilution approximately 31%, 27%, and 62%, respectively.

Of the total tonnage estimated as Ying Mineral Reserves, approximately 64% is associated with resuing, 32% with shrinkage, 3% with room and pillar, and 1% with longhole.

As with previous Technical Reports, the sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivity, at 9% reduction in AgEq ounces, continues to be seen at SGX. For the entire Ying Mining District, an approximate 16% reduction in AgEq ounces for a 20% COG increase demonstrates moderate overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 45% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, zinc, and copper Mineral Reserve grades are 103%, 119%, 110%, 119%, and 50%, respectively, of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, zinc, and copper are 46%, 54%, 50%, 53%, and 24%, respectively.

With respect to the difference in tonnes and metal content between (Measured plus Indicated) Mineral Resources and (Proven plus Probable) Mineral Reserves, the QP notes that the Mineral Resources have not had modifying factors applied that would allow consideration of conversion to Mineral Reserves.

Underground access to each of the mines in the steeply sloped, mountainous district is via adits at various elevations, inclined rail haulageways, shaft / internal shafts (winzes), and declines (ramps). The mines are developed using trackless equipment, with single-boom jumbos, 1 m3 scoops, and 5 t, 15 t, and 30 t payload trucks. Small, conventional tracked equipment – electric / diesel locomotives, rail cars, electric rocker shovels and load haul ramp trucks – and pneumatic hand-held drills, have been predominant in operations to date, but with an increased use of trackless equipment now in some mine areas and a focus on more mechanized mining will be a key part of future mine planning.

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Silvercorp Metals Inc.	0725073

The global extraction sequence is top-down between levels, and generally outwards from the central shaft or main access location. The stope extraction sequence is bottom-up, with shrinkage and resuing being the main mining methods, and using jacklegs. In some flatter-lying veins, room and pillar mining is now employed. A trial production for uppers longhole stoping has also been undertaken recently, with further longhole initiatives planned.

Recent initiatives at the Ying operations have resulted in a +20% increase in annual production in the last two years, with additional mine expansion activities also underway. In the future, the Ying operation plans to develop deeper mining zones within each mining area, as part of an aim to further enhance overall production rates.

1.5	Reconciliation

Table 1.3 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2023 to 31 December 2025.

Table 1.3      Mineral Reserve to production reconciliation: January 2023 – December 2025

	Mine	Mineral Reserve (kt)	Grade				Metal
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	556	0.07	239	4.26	1.87	1.3	4,272	23.7	10.4
	HZG	105		263	0.72			888	0.8
	HPG	186	1.45	58	2.12	0.71	8.7	349	4.0	1.3
	LME	74		347	1.47			824	1.1
	LMW	206	0.41	238	1.91		2.7	1,580	3.9
	TLP	543		168	1.95			2,939	10.6
	DCG	10	1.02	39	2.20		0.3	13	0.2
	TOTAL	1,681	0.24	201	2.63	0.70	13.0	10,865	44.2	11.7
Reconciled Mine Production	SGX	552	0.12	247	4.24	1.39	2.1	4,392	23.4	7.7
	HZG	138		239	0.79			1,057	1.1
	HPG	147	1.11	72	2.03	0.50	5.2	338	3.0	0.7
	LME	97		237	1.17			737	1.1
	LMW	291	0.53	215	1.75		5.0	2,009	5.1
	TLP	489		152	1.99			2,394	9.7
	DCG	13	0.61	42	1.34		0.2	17	0.2
	TOTAL	1,726	0.23	197	2.52	0.49	12.6	10,945	43.6	8.4
Mine Production as % of Reserves	SGX	99%	166%	104%	100%	74%	165%	103%	99%	74%
	HZG	131%	-	91%	110%			119%	144%
	HPG	79%	77%	123%	95%	70%	60%	97%	75%	55%
	LME	131%		68%	80%			89%	104%
	LMW	141%	130%	90%	92%		184%	127%	129%
	TLP	90%		90%	102%			81%	92%
	DCG	125%	59%	108%	61%		74%	135%	76%
	Total	103%	94%	98%	96%	70%	97%	101%	99%	72%

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Silvercorp Metals Inc.	0725073

Notes:

•	Assumes 2.5% moisture in wet ore.
•	Numbers may not compute exactly due to rounding.
•	Low Cu values at HPG and LMW not referenced and not material.

The QP makes the following observations relative to the data in Table 1.3:

•	Overall, the mine produced 3% more tonnes from Mineral Reserves at gold, silver, lead and zinc grades that were, respectively, 6%, 2%, 4%, and 30% lower than reserve grades. Contained gold, silver, lead, and zinc metal values were, respectively, 3% lower, 1% higher, 1% lower, and 28% lower relative to Mineral Reserve estimates.
•	The slightly lower mined grades for Au, Ag, and Pb suggest that, overall, dilution control has not suffered significantly in the recent move towards increased production, but with some greater fluctuation seen on an individual mine basis.
•	The particularly low zinc grade and metal recovered vs reserves may be attributed, to some extent, to processing recovery uncertainty affecting reconciled values, and to an expected greater processing focus on the higher value metals. The QP notes that zinc contributes only about 4% to Ying revenue in the LOM plan.
•	General factors that may contribute to results variability include:

—	Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.
—	Variable or adverse ground conditions.
—	Increased use of shrinkage stoping in very narrow and / or discontinuous veins.
—	Mining of lower grade, but still economic, material outside of the vein proper.
—	Misattribution of feed source to the mill.
—	Mill process control issues.
—	Mill focus issues on metal prioritization.

Silvercorp has previously placed a high level of focus on dilution control and, as part of that effort, revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP recommends that Silvercorp continue to emphasize the dilution control aspects of the mining process and notes that this will be even more important with an LOM plan that projects yet higher production rates. The QP recommends that Silvercorp undertake regular mill audits aimed at ensuring optimum process control and mill performance.

1.6	Comparison of Mineral Reserves, 30 June 2024 to 31 December 2025

A comparison of Mineral Reserve estimates between 30 June 2024 (2024 Technical Report) and 31 December 2025 (this Technical Report) indicates the following:

•	50% increase in total (Proven + Probable) Ying Mineral Reserve tonnes: 45% increase in Proven Mineral Reserves and 55% increase in Probable Mineral Reserves.
•	1% increase in Ying Mineral Reserve gold grade and reductions of 20%, 23%, and 17% in silver, lead, and zinc grades, respectively. Increase in gold, silver, lead, and zinc metal content of 52%, 20%, 16%, and 22%, respectively.

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Silvercorp Metals Inc.	0725073

•	SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 38% of tonnes, 9% of gold, 44% of silver, 59% of lead, and 87% of zinc, compared to respective values of 42%, 6%, 44%, 58%, and 90% in the previous Technical Report.
•	34% increase in Mineral Reserve tonnes at SGX. 77% increase in gold grade and 11%, 12% and 12% reductions in silver, lead, and zinc grades, respectively. Increases in gold, silver, lead, and zinc metal content of 138%, 19%, 19%, and 18%, respectively.
•	TLP remains the second largest contributor to total Ying Mineral Reserves, with 18% of tonnes, 19% of silver, and 20% of lead.
•	21% increase in Mineral Reserve tonnes at TLP. 22% decrease in both silver and lead grades, with a 6% reduction in both silver and lead metal content.
•	LMW remains the third largest contributor to total Ying Mineral Reserves, with 13% of tonnes, 28% of gold, 13% of silver, 70% of lead, and 42% of copper.
•	48% increase in Mineral Reserve tonnes at LMW. 77% increase in gold grade, with 32% and 36% reductions in silver and lead grades, respectively. Increases in gold and silver metal content of 162% and 1%, respectively; decrease in lead metal content of 6%.
•	40% of Ying total Mineral Reserves gold metal at HPG
•	First Mineral Reserves of 0.21 Mt at KP.
•	In terms of AgEq metal in total Ying Mineral Reserves, approximate respective contributions are silver 67%, lead 22%, gold 6%, zinc 5%, and copper 1%.
•	In total Ying Mineral Reserves, SGX, TLP, LME, LMW, HPG, HZG, DCG, and KP contribute 47%, 16%, 12%, 12%, 6%, 1%, and 1% of AgEq metal, respectively.

The QP notes that, except for gold, the Ying Mineral Reserves general trend of significant increase in tonnes, decrease in grades, and increase in metal content compared to the 2024 Mineral Reserves is largely attributable to use of lower COGs driven by the increased silver price ($28/oz in 2025 vs $21/oz in 2024). The QP also notes that the $28/oz silver price is very much lower than prevailing silver price levels at the time of writing of the Technical Report.

1.7	Life-of-mine plan

Table 1.4 is a summary of the projected LOM production for each of the Ying mines and for the entire operation based on the 31 December 2025 Mineral Reserve estimates.

Annual ore production in the LOM plan is projected to rise from the projected full-year FY2026 level of about 1.2 Mt to: 1.3 Mt in FY2027, 1.5Mt in FY2028, and over 1.6 Mt in FY2029, with that level being maintained through to FY2031. From FY2032, a slow year-over-year decline is projected to around 1.52 Mt in FY2034, followed by a more rapid decline from 1.37 Mt in FY2035, 1.26 Mt in FY2036, 1.17 Mt in FY2037, 830 kt in FY2038, and a further year-over-year decline to 300 kt in the currently projected final year of FY2042.

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Silvercorp Metals Inc.	0725073

Table 1.4      Ying Mines LOM production plan

SGX	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	73	370	441	481	507	519	503	503	511	509	512	487	477	407	398	331	214	7,243
Au (g/t)	0.11	0.09	0.01	0.06	0.04	0.02	0.05	0.06	0.03	0.08	0.04	0.03	0.05	0.03	0.01	0.01		0.04
Ag (g/t)	215	215	215	215	215	214	212	212	208	204	196	191	184	183	178	162	140	200
Pb (%)	4.02	4.26	4.25	4.04	3.67	3.98	3.96	3.82	3.94	4.19	3.71	3.77	3.52	3.51	4.03	3.73	3.09	3.87
Zn (%)	1.68	1.64	1.67	1.72	1.69	2.16	1.83	1.98	1.93	1.57	1.88	1.71	1.89	1.95	2.07	1.64	1.40	1.81
Cu (%)
AgEq (g/t)	345	348	344	342	332	346	339	339	336	334	317	310	301	300	309	278	236	324
HZG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	11	100	100	100	100	100	100	101	101	100	97	76						1,086
Au (g/t)
Ag (g/t)	176	206	202	202	203	205	206	202	202	201	182	161						198
Pb (%)	0.56	0.68	0.79	0.73	0.72	0.63	0.56	0.83	0.84	0.66	0.61	0.56						0.69
Zn (%)
Cu (%)	0.29	0.28	0.35	0.34	0.33	0.29	0.34	0.23	0.19	0.20	0.23	0.23						0.28
AgEq (g/t)	201	233	235	233	234	232	233	230	229	224	206	183						225
HPG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	20	115	116	119	125	130	131	132	132	132	107	88						1,348
Au (g/t)	0.80	0.82	1.08	1.28	1.27	1.07	1.01	0.88	1.14	0.58	0.65	1.14						0.99
Ag (g/t)	63	63	63	56	54	65	64	70	64	71	71	23						62
Pb (%)	2.22	2.29	1.73	1.97	2.21	2.81	2.97	3.04	2.29	3.20	2.83	1.61						2.48
Zn (%)	0.62	0.60	0.46	0.73	0.57	0.49	0.68	0.86	0.47	0.91	0.73	0.59						0.65
Cu (%)	0.09	0.10	0.10	0.06	0.06	0.04	0.06	0.06	0.10	0.06	0.04	0.02						0.07
AgEq (g/t)	204	207	217	236	237	240	242	240	236	219	212	178						225
TLP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	84	332	373	416	413	402	393	362	340	306	255	248	142					4,066
Au (g/t)
Ag (g/t)	158	160	170	167	170	162	158	152	135	122	91	77	73					145
Pb (%)	2.33	2.31	2.13	2.10	1.88	2.09	2.08	2.18	2.40	1.63	2.59	2.61	2.60					2.18
Zn (%)
Cu (%)
AgEq (g/t)	210	212	217	214	212	209	205	200	188	158	149	135	131					193
LM East	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	23	101	104	128	148	147	154	157	156	158	158	160	160	152	152	143	88	2,289
Au (g/t)				0.04					0.17	0.01	0.19		0.09					0.03
Ag (g/t)	217	236	257	239	226	238	229	225	232	213	223	210	206	225	230	230	228	227
Pb (%)	0.97	0.98	1.01	1.04	1.23	0.88	1.03	1.39	0.99	0.89	0.74	0.79	1.18	1.24	1.37	1.05	1.01	1.05
Zn (%)	0.20	0.22	0.22	0.26	0.23	0.23	0.33	0.29	0.27	0.19	0.22	0.17	0.26	0.19	0.20	0.33	0.32	0.24
Cu (%)
AgEq (g/t)	239	259	281	265	254	259	254	257	264	234	250	228	238	253	261	256	253	253

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Silvercorp Metals Inc.	0725073

LM West	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	66	235	250	250	249	247	247	242	229	170	132	107	51					2,475
Au (g/t)	0.61	0.52	0.51	0.48	0.53	0.39	0.42	0.27	0.17	0.15	0.19	0.22	0.41					0.38
Ag (g/t)	150	180	167	172	165	178	165	166	166	172	173	164	123					168
Pb (%)	1.13	1.23	1.28	1.16	1.05	1.16	1.24	1.43	1.67	1.42	1.21	1.51	2.38					1.31
Zn (%)
Cu (%)	0.16	0.16	0.12	0.16	0.14	0.12	0.10	0.09	0.05	0.09	0.14	0.05	0.03					0.11
AgEq (g/t)	233	258	244	245	239	241	232	224	220	220	222	218	212					234
DCG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	1	22	21	53	55	55	56	54	47									365
Au (g/t)	1.21	2.11	2.27	2.09	1.79	1.59	1.02	1.01	0.91									1.50
Ag (g/t)	27	39	35	40	36	27	32	30	30									33
Pb (%)	0.86	0.94	0.34	0.24	0.59	0.46	2.01	1.66	1.97									1.08
Zn (%)
Cu (%)
AgEq (g/t)	146	235	233	220	198	170	159	150	148									181
KP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)		35	97	97	18													248
Au (g/t)		0.40	0.63	0.76	0.80													0.66
Ag (g/t)		132	178	151	142													158
Pb (%)		0.83	1.13	1.21	1.09													1.12
Zn (%)		1.24	2.38	2.48	1.60													2.20
Cu (%)
AgEq (g/t)		207	302	289	264													281
Ying Mine	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	278	1,308	1,503	1,644	1,616	1,600	1,584	1,552	1,516	1,374	1,261	1,166	830	559	550	474	302	19,119
Au (g/t)	0.24	0.24	0.24	0.30	0.26	0.21	0.20	0.17	0.18	0.11	0.12	0.12	0.07	0.02	0.01	0.01	0.00	0.18
Ag (g/t)	169	177	181	176	177	179	174	173	169	170	164	152	165	194	192	183	166	174
Pb (%)	2.29	2.38	2.32	2.24	2.15	2.36	2.42	2.48	2.54	2.55	2.54	2.54	2.84	2.89	3.30	2.92	2.49	2.47
Zn (%)	0.50	0.57	0.69	0.72	0.61	0.76	0.67	0.74	0.72	0.69	0.86	0.78	1.14	1.47	1.56	1.24	1.08	0.79
Cu (%)	0.06	0.06	0.05	0.05	0.05	0.04	0.04	0.03	0.03	0.03	0.04	0.02	0.00	0.00	0.00	0.00	0.00	0.03
AgEq (g/t)	252	264	270	268	261	266	260	258	256	250	247	235	254	287	296	271	241	260
Ag (t)	47	232	272	290	285	286	276	268	257	234	207	178	137	109	106	87	50	3,320

Notes:

•	Numbers may not compute exactly due to rounding.
•	Low zinc grades with minimal value not included for HZG, TLP, LME, LMW, and DCG.
•	DCG mine plan includes ~ 40 kt of Inferred Resources – not material to Ying Mineral Reserves.
•	Other very minor and non-material differences between schedule and Mineral Reserves.

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Silvercorp Metals Inc.	0725073

1.8	Metallurgical testwork and processing

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests had been conducted by various labs to address the recoveries of the different types of mineralization. TLP mineralization was tested by the Changsha Design and Research Institute (CDRI) in 1994, SGX mineralization was tested by Hunan Nonferrous Metal Research Institute (HNMRI) in May 2005, HZG mineralization was tested by Tongling Nonferrous Metals Design Institute (TNMDI) in 2006, and HPG mineralization was tested by Changchun Gold Research Institute (CCGRI) in 2021.

Additional mineralization testing in 2021 was completed by CITIC Heavy Industry Machinery Co., Ltd (CITIC). CITIC was commissioned to conduct grindability tests on sulphide ore from SGX, TLP, LME, and LMW, and oxide ore from TLP and HPG.

The results predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries. Ying on-site metallurgists have conducted plant-tuning programs to continually improve metallurgical performance.

Silvercorp runs two processing plants - Plant 1 (also known as No.1 Mill or Xiayu Plant) and Plant 2 (also known as No. 2 Mill or Zhuangtou Plant) - for the Ying operations, with a total design capacity of 1,800 tonnes per day (tpd) (prior to October 2011), and then 2,800 tpd after October 2011 when expansion Phase II was completed. The two plants are situated within 2 km of each other. An extension to No. 2 Mill - which increased its processing capacity to 3,500 tpd - was completed in November 2024. The combined, designed plant capacity is 4,300 tpd, and the actual, demonstrated capacity is 4,000 tpd.

A third processing plant (No. 3 Mill or Plant 3) is planned to begin operation in 2027 and is currently in the final design and construction planning stages.

The overall processes of the existing plants, and of Plant 3 when it comes into operation, are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. A Knelson concentrator was also installed at Plant 2 to recover coarse-grained gold from the ball mill discharge. At the same time, a linear sieve was installed before the Knelson concentrator to screen out coarse ore particles larger than 2 mm.

Processing information for FY2025 indicates:

•	For Plant 2, ore from all mines was used as the feed for flotation, although only a small proportion of ore from HZG was processed in Plant 2.
•	Ore from HZG was generally lower grade and was primarily processed in Plant 1, along with about 40% of HPG ore, 5% of TLP ore, 56% of LMW ore, and 5% of DCG ore.
•	77% of the ore was processed at Plant 2, with an average daily processing rate of about 2,400 tpd versus the design capacity of 3,500 tpd.
•	23% of the ore was processed at Plant 1, with an average daily processing rate of about 700 tpd, versus the capacity of 700 tpd.

From the LOM mine schedule, a mill feed schedule has been derived based on the following assumptions:

•	Plant 1 and Plant 2 (current capacity of 4,300 tpd) will both continue to operate until Plant 3 is completed and put into operation in 2027. At that time, Plant 2 and Plant 3 will be in operation, each with two flotation lines and a combined design capacity of 6,500 tpd (3,500 tpd from Plant 2 and 3,000 tpd from Plant 3).

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Silvercorp Metals Inc.	0725073

1.9	Personnel

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation, and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations.

A recent snapshot of the Ying mines workforce showed a total of 3,804 persons, comprising 1,140 Silvercorp staff, 67 Silvercorp hourly employees, and 2,597 contract workers.

1.10	Main infrastructure, including tailings dams

Historically, tailings generated by ore processing activities were stored in either of two engineered tailings storage facilities, located close to the processing plants, named TSF1 and TSF2. In May 2025, a third TSF was commissioned; it was officially put into operation in December 2025. Deposition to TSF1 ceased in early November 2025.

As of 31 December 2025, the remaining tailings storage capacity in TSF2 was calculated to be approximately 1.14 million cubic metres (Mm3). As designed, TSF3 has a tailings storage volume of 17.2 Mm3.

All three tailings facilities have been designed in accordance with prevailing Chinese standards, with TSF3 as per the most recent iteration of the standard published in 2020 (GB 39496 – 2020, Safety Regulations for Tailings Ponds), which replaced the earlier 2006 version (AQ2006-2005, Safety Technical Regulations for Tailings Ponds).

Overall, QP D Claffey notes that the TSF facilities seen at the time of the February 2024 site visit appeared to be in good condition, well maintained, well operated, and appropriately managed. Visual observations during the May 2026 site visit support Mr Claffey’s comments.

The facilities are in an area of low seismic activity and are founded on competent bedrock. Facility designs are conventional and reasonable.

Monitoring systems and procedures are extensive and commensurate with accepted international good practice. The facilities are extensively inspected by a range of internal and external parties and are subject to considerable oversight from local regulators.

Based on the data presented during the 2024 site visit, it appears that the facilities were constructed to a high standard, with adequate levels of oversight and in accordance with an appropriate QA/QC program. Detailed ‘as-built’ reports are available for each of the three TSFs, including signed-off construction drawings.

Both the TSF1 and TSF2 facilities are noted to have been designed and operated in accordance with Chinese standards, although these standards may, in certain areas, differ from current commonly accepted international standards.

The new TSF3 is similar in design and operation to the existing two facilities, with some notable exceptions, including the incorporation of a complete basal liner to the impoundment area, reflecting the increased standards now required by local regulators. Design documentation is extensive, again reflecting the increased requirements, as regulators move towards an alignment with international standards. Supporting studies for the new facility thus include a Tailings Dam Breach Analysis and three-dimensional seepage modelling.

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Silvercorp Metals Inc.	0725073

The QP has made TSF recommendations on hydrological design criteria - including Inflow Design Flood events; reassessment of slope stability analysis; and, for TSF3, that consideration should be given to the installation of an underdrainage system, installed above the high-density polyethylene (HDPE) basin liner in the area immediately upstream of the starter dam. The Silvercorp responses to these recommendations are included in Section 18.1 of the Technical Report.

Wastewater is generated from mining activities, mineral processing, and domestic sewage.

Ying TSF tailings water is collected via culvert under the TSF embankments and piped back to the processing plant for reuse. No tailings water is discharged to the environment.

Mine dewatering is undertaken in accordance with the “Chinese Safety Regulations of Metal and Non-metal Mines”.

Sewage from the SGX mining areas is collected and treated by a biological and artificial wetland treatment system. The QP understands that the treated water meets all the criteria of water reuse, with 100% being reused for landscape watering. There is no discharge to the reservoir. At the HZG, HPG, TLP, LME, LMW, and DCG mines, underground water and domestic sewage are filtered through gravel pits and then discharged to the environment.

Data provided by Silvercorp indicates that, with few exceptions, any water released to the environment complies with regulatory requirements.

Waste rock dumps are sited throughout the Property and adjacent to the mines. In 2021, the Hongfa Aggregate Plant (Hongfa) was constructed to recycle and crush waste rock from the Ying Mining District. Since Hongfa has been in operation, Silvercorp has evaluated each waste dump, and decided to reclaim three waste dumps (two waste dumps at the SGX mine, and one at the HZG mine). The role of the other waste dumps is changing to temporary waste rock storage, from which waste rock is hauled to the Hongfa plant each day.

Power for the Ying Property is drawn from the Chinese national grid, with high-voltage lines to sub-stations in proximity to the different mine camps and mill plants. Diesel generators act as back-up power supply in the event of a grid power outage. The QP understands that existing main power supply provisions will be able to meet the power requirements of the increased mining and milling operations and TSF requirements. Two 10 kV lines supply power to the KP mine, with one coming from the Gang-Qian line and the other from Xi-Zhang line as a backup.

In 2020, access to the SGX / HZG mine from the mill-office complex was via a 7 km paved road to Hedong wharf of Guxian Reservoir, and then across the reservoir by boat to the mine site. Silvercorp shipped ore from the SGX / HZG and HPG mines to Hedong wharf by two large barges that could carry up to five 45-tonne trucks. Since the beginning of 2021, ore transport from the SGX / HZG and HPG mines has changed to an alternative ore transport route. This route is via a 10 km road that passes through three tunnels in sequence, with three bridges connecting the tunnels. The HPG mine can be accessed by 12 km paved road, south-west of the main office complex. The TLP, LME, and LMW mines are approximately 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River. A 1,756 m transportation ramp was built in 2020 from the TLP camp area to the DCG mine for ore haulage. The DCG mine can also be accessed by a 10.5 km paved road, south-southwest of the mills. Ore from the KP Project will also be hauled to the Ying mill complex by 45-tonne electric trucks. The one-way transport distance is around 120 km.

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Silvercorp Metals Inc.	0725073

Domestic water for the SGX mine is sourced from the Guxian Reservoir, while water for the HPG, TLP, LME, LMW, HZG, and DCG mines is sourced from nearby creeks and springs. Water is regularly tested and reported test results indicate that its quality and quantity meet requirements. Mine production water for drilling and dust suppression is sourced from underground. The water supply for the KP mine is sourced from a well close to the main office building.

1.11	Market studies and contracts

Contracts for underground mining operations are in place with several contracting firms, including Henan Sanyi Mine Construction Engineering Co. Ltd and Luoyang Xinsheng Mining Engineering Co. Ltd.

The QP understands that the lead and zinc concentrates are marketed to existing smelter customers in Henan and Shaanxi provinces and appropriate terms have been negotiated. All contracts have freight and related expenses to be paid by the smelter customers. The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month; they may vary between smelters.

With respect to recently indicated concentrate terms, the QP notes that lead payability of approximately 100% is higher than the industry norm of 95%. Silver payability of 92.5% to 96% is lower than the industry norm of 95%. Gold payability of 80% to 84% is lower than the norm of 95%.

Zinc concentrate payability of approximately 77% is lower than the industry norm of 80% to 85%. Silver - the only payable minor component, is commonly paid using a standard deduction of 90 g/t and 90% payability for the remainder. The QP understands that Ying zinc concentrate silver has attracted payability of 50% since November 2025.

With respect to copper, when lead concentrate contains 1% to 1.5% of copper, copper is payable at 30% of copper price, and when lead concentrate contains more than 1.5% of copper, copper is payable at 40% of copper price.

Regarding harmful element assessment in concentrates, the QP notes that, other than for silicon dioxide, both the Ying concentrates exhibit deleterious material percentages below the standard maxima. The QP also understands that silicon dioxide has never been considered in concentrate sales contracts and that Silvercorp has had no issues of significance with respect to the saleability of its concentrates since the start of operations in 2006.

1.12	Environmental, permitting, social / community impact

Silvercorp has all the required permits for its operations on the Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the three TSFs. All certificates must be renewed periodically.

The Environmental Impact Assessment (EIA) report of the Shimengou TSF (TSF3), which was built and put into operation in November 2024, has been completed and approved by the Luoyang Branch of the Luoyang Ecological Environment Bureau. Also, the EIA report for the technical renovation and capacity expansion project of Mill Plant 2 was approved by the Luoyang branch of the Luoyang Ecological Environment Bureau in July 2024.

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Silvercorp Metals Inc.	0725073

There are no cultural minority groups within and around the Ying Property. The culture of the broader Luoning County and Shanzhou District is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, HPG, TLP, LME, LMW, DCG, and KP Project areas. The surrounding land near the mines is used predominantly for agriculture. The mining areas do not cover any natural conservation, ecological forests, or strict land control zones. The current vegetation within the project area is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, goats, cows, etc.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students, and undertaking projects such as road construction and school repairs, upgrading, and construction. In 2024 and 2025, Silvercorp donated Chinese Yuan (CNY) 10.85 and CNY 8.6 million (M), respectively; and, as of 31 December 2025, Silvercorp had, in total, donated around CNY 150M in cash or in kind. Silvercorp has also made economic contributions in the form of direct hiring and retention of local contractors, suppliers, and service providers. The QP understands that there are no records of public complaints in relation to Silvercorp’s Ying Property operations.

The Ying operation has an environmental protection department consisting of eight full-time staff. The full-time environment management personnel are mainly responsible for the environment management and rehabilitation management work in the Ying Property. There are three part-time environment management personnel at the KP mine.

Environmental monitoring is undertaken for air and dust emissions, noise and wastewater. The monitoring work is completed by qualified persons and licensed institutes. For water environment monitoring, an intensive program has been developed and implemented, including once-a-quarter testing of domestic sewage water and ground water for TSFs, and once-a-year testing of the ground water near the mine and twice-a-year testing of the surface water at Yuelianggou, HPG, and Chongyang River (TLP) by the Luoyang Liming Testing Company. The mine water from Yuelianggou (SGX and HZG), HPG, TLP-LM, and DCG is also tested once-a-quarter by the Luoyang Liming Testing Company. Surface water flowing into the Guxian Reservoir from SGX and HPG is tested monthly by the Yellow River Basin Environmental Monitoring Centre, an inter-provincial government organization. Silvercorp will make a plan in the first half of 2026 to start monitoring the water quality at KP.

Production activities on the Property are compliant with Chinese labour regulations. Formal contracts are signed for all full-time employees with wages well above minimum levels. The company provides annual medical surveillance, and checks are conducted for its employees before, during, and after their employment with the Company. The Company does not use child or under-age labour.

Remediation and reclamation plans were developed during the project approval stage, including measures for project construction, operation, and closure. From FY2016 through FY2025, the Company has spent approximately CNY 213.2M on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, under-drainage tunnel construction, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. In the same period, a land area of 1,366,500 m2 was planted with trees and grasses, as planned in the EIA; of this, 54,700 m2 of land was planted in 2024 and 116,800 m2 in 2025. Unused mining tunnels have been closed and rehabilitation coverage at all the mines has been undertaken.

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Silvercorp Metals Inc.	0725073

Based on Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

1.13	Capital and operating costs

An exchange rate of United States Dollar (US$)1 = CNY 7.00 is assumed for all capital and operating cost estimates.

Table 1.5 indicates anticipated capital expenditures on exploration and mine development; facilities, plant, and equipment; and general investment capital through to the projected end of mine life in 2042. The basis for calculating these capital costs is the LOM plan for mining and processing based on the 31 December 2025 Mineral Reserve estimates.

As of 31 December 2025, LOM projected capital expenditures, inclusive of construction completion and commissioning of Mill Plant 3, but also including ore sorting and TSF costs, planned to be completed in FY2028, total $365M.

The QP considers the projected capital costs to be reasonable relative to the planned exploration, development, mining, processing, and associated site facilities, equipment, and infrastructure.

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Silvercorp Metals Inc.	0725073

Table 1.5           Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
SGX
Sustaining Capex
Exploration & mine development tunneling	57.62	3.27	14.50	12.32	10.97	4.09	3.53	2.98	2.12	1.97	1.73	0.08	0.06
Facilities, Plant, and Equipment	9.92	0.07	3.56	0.41	0.44	0.47	0.48	0.47	0.47	0.47	0.47	0.47	0.45	0.44	0.38	0.37	0.31	0.20
Investment Capex	59.73	1.66	18.96	12.94	7.47	5.37	3.29	3.00	2.40	1.63	0.94	0.41	0.42	0.31	0.31	0.31	0.31	0.00
Total SGX Capex	127.28	5.00	37.02	25.67	18.88	9.93	7.30	6.44	4.98	4.08	3.14	0.96	0.94	0.75	0.69	0.68	0.62	0.20
HZG
Sustaining Capex
Exploration & mine development tunneling	11.14	3.40	4.86	1.53	0.77	0.18	0.13	0.13	0.13	0.02
Facilities, Plant, and Equipment	7.95	0.10	3.30	0.47	0.52	0.51	0.50	0.49	0.45	0.42	0.38	0.32	0.31	0.18
Investment Capex	38.62	0.90	12.86	7.09	3.24	2.45	2.21	2.04	1.93	1.89	1.87	1.66	0.50
Total HZG Capex	57.70	4.40	21.02	9.08	4.53	3.14	2.84	2.66	2.51	2.33	2.25	1.98	0.81	0.18
HPG
Sustaining Capex
Exploration & mine development tunneling	3.27	0.48	2.40	0.39
Facilities, Plant, and Equipment	1.95	0.01	0.92	0.05	0.06	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.04
Investment Capex	28.48	0.70	6.49	3.72	2.64	1.81	1.90	1.70	1.47	1.46	1.41	1.31	1.14	0.87	0.76	0.56	0.53	0.00
Total HPG Capex	33.70	1.19	9.82	4.16	2.70	1.88	1.97	1.77	1.55	1.53	1.48	1.39	1.22	0.94	0.83	0.63	0.60	0.04
TLP
Sustaining Capex
Exploration & mine development tunneling	10.97	1.54	5.24	2.89	0.64	0.25	0.13	0.08	0.10	0.09	0.02
Facilities, Plant, and Equipment	5.26	0.09	2.35	0.32	0.32	0.32	0.32	0.32	0.31	0.30	0.22	0.17	0.14	0.07
Investment Capex	31.17	1.04	11.77	6.47	4.34	1.43	1.16	1.28	0.92	0.80	0.68	0.49	0.38	0.38
Total TLP Capex	47.40	2.67	19.36	9.68	5.31	2.00	1.61	1.68	1.34	1.19	0.91	0.66	0.52	0.45
LME
Sustaining Capex
Exploration & mine development tunneling	8.90	0.36	2.75	1.64	0.77	0.58	0.53	0.54	0.62	0.50	0.53	0.08
Facilities, Plant, and Equipment	6.31	0.06	1.38	0.50	0.50	0.50	0.50	0.50	0.50	0.51	0.50	0.48	0.38
Investment Capex	21.49	0.67	6.63	3.85	2.85	1.81	1.21	1.04	0.88	0.97	0.79	0.72	0.08
Total LME Capex	36.69	1.09	10.75	5.99	4.12	2.89	2.24	2.08	2.01	1.97	1.82	1.29	0.46
LMW
Sustaining Capex
Exploration & mine development tunneling	17.47	1.07	5.60	3.15	1.70	1.21	1.22	0.76	1.28	1.49
Facilities, Plant, and Equipment	5.07	0.06	1.34	0.38	0.38	0.40	0.42	0.42	0.42	0.42	0.41	0.41
Investment Capex	18.77	0.59	5.66	3.56	1.76	1.80	1.58	1.49	1.75	0.45	0.14
Total LMW Capex	41.30	1.72	12.60	7.09	3.84	3.40	3.22	2.68	3.45	2.35	0.55	0.41	0.00	0.00	0.00	0.00	0.00	0.00

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Silvercorp Metals Inc.	0725073

Cost item	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
DCG
Sustaining Capex
Exploration & mine development tunneling	4.10	0.08	2.77	0.98	0.27
Facilities, Plant, and Equipment	0.95	0.00	0.23	0.04	0.11	0.12	0.11	0.12	0.11	0.10
Investment Capex	4.17	0.06	1.26	0.75	0.83	0.57	0.46	0.13	0.06	0.06
Total DCG Capex	9.22	0.13	4.27	1.77	1.20	0.69	0.57	0.24	0.18	0.16
KP
Sustaining Capex
Exploration & mine development tunneling	4.25	0.66	1.93	1.66
Facilities, Plant, and Equipment	1.05	0.00	0.41	0.29	0.29	0.06
Investment Capex	6.25	0.64	3.42	2.05	0.10	0.06
Total DCG Capex	11.55	1.30	5.76	4.00	0.39	0.11
Ying total
Sustaining Capex
Exploration & mine development tunneling	117.71	10.86	40.06	24.54	15.11	6.31	5.53	4.49	4.25	4.06	2.28	0.16	0.06
Facilities, Plant, and Equipment	38.45	0.39	13.49	2.47	2.64	2.45	2.41	2.39	2.35	2.29	2.05	1.92	1.35	0.76	0.45	0.44	0.37	0.24
Investment Capex	208.68	6.24	67.05	40.42	23.23	15.29	11.80	10.67	9.42	7.26	5.82	4.59	2.53	1.57	1.07	0.87	0.85	0.00
Total Ying Capex	364.84	17.50	120.60	67.43	40.97	24.04	19.74	17.55	16.01	13.61	10.15	6.67	3.94	2.32	1.52	1.31	1.22	0.24

Note: Numbers may not compute exactly due to rounding.

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Silvercorp Metals Inc.	0725073

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes.

Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contracts include all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the Company. Ground support consumables such as timber, and power to the portal areas are the responsibility of the Company.

Shipping costs are for moving ore from each mine to the processing plant.

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents), and labour, each typically about one third of the total cost.

G&A costs represent employee salaries and benefits, office and administrative expenses, and professional fees.

As of 1 July 2016, the previous Mineral Resources tax was switched to a levy based on percentage of sales. The provision for Mineral Resources tax is approximately 3% of sales.

Mineral rights royalty has been paid and included in Government fee and other taxes since November 2024 pursuant to the guideline of "Measure for the Levy of Mining Rights Transfer Royalty" implemented by the Province of Henan, China in 2024.

Table 1.6 summarizes projected LOM unit and total operating costs in US$, by mine, and for Ying as a whole.

The QP notes that, for Ying as a whole, the unit operating cost estimates are in close alignment with those used for Mineral Reserve COG determination. In the case of LME, an approximately 18% lower unit mining cost/t projection may be seen as a reflection of the benefits of scale associated with LOM annual average planned production at close to three times that of FY2025. At DCG, an approximately 24% lower unit mining cost/t projection can be attributed to not only significantly higher projected annual production but also the recent underground connection with TLP promising increases in operating efficiency.

Overall, the QP considers the operating cost estimates to be reasonable relative to the methods and technology used and the scale of operations envisaged over the LOM. Inflationary pressures on costs have also been noted and, while the projected overall annual production rate increases and the introduction of more mechanized mining can facilitate the achievement of costs around projected levels, a constant focus on operational efficiency and cost effectiveness will still be essential.

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Silvercorp Metals Inc.	0725073

Table 1.6      Projected Ying LOM Opex (US$M)

Cost item	Unit cost	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
SGX
Mining	89.19	645.99	7.78	38.28	43.84	42.75	45.38	46.17	45.48	45.55	46.24	44.54	44.22	41.08	41.44	36.57	34.16	27.03	15.48
Shipping	3.25	23.52	0.24	1.20	1.43	1.56	1.65	1.69	1.63	1.63	1.66	1.65	1.66	1.58	1.55	1.32	1.29	1.07	0.70
Milling	12.40	89.81	0.91	4.59	5.47	5.96	6.28	6.44	6.24	6.24	6.34	6.31	6.35	6.04	5.91	5.05	4.93	4.10	2.66
G&A and product selling	7.05	51.09	0.52	2.61	3.11	3.39	3.57	3.66	3.55	3.55	3.61	3.59	3.61	3.44	3.36	2.87	2.81	2.33	1.51
Mineral Resources tax and royalty	12.58	91.09	1.93	6.89	7.00	6.05	6.18	6.63	6.28	6.26	6.33	6.26	5.99	5.59	5.30	4.52	4.58	3.43	1.88
Government fee and other taxes	3.52	25.47	0.26	1.30	1.55	1.69	1.78	1.83	1.77	1.77	1.80	1.79	1.80	1.71	1.68	1.43	1.40	1.16	0.75
Total SGX Opex	127.98	926.98	11.64	54.87	62.39	61.41	64.84	66.41	64.94	65.00	65.98	64.13	63.62	59.44	59.25	51.76	49.17	39.13	22.97
HZG
Mining	78.71	85.48	0.95	8.13	8.75	7.31	7.76	8.60	8.33	8.30	8.19	7.85	6.60	4.71
Shipping	3.82	4.15	0.04	0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.39	0.38	0.37	0.29
Milling	12.41	13.48	0.14	1.25	1.24	1.25	1.24	1.24	1.24	1.25	1.26	1.24	1.20	0.94
G&A and product selling	7.06	7.67	0.08	0.71	0.71	0.71	0.71	0.71	0.71	0.71	0.71	0.70	0.68	0.53
Mineral Resources tax and royalty	8.61	9.35	0.20	1.36	1.10	0.79	0.80	0.79	0.79	0.80	0.80	0.77	0.68	0.47
Government fee and other taxes	3.52	3.82	0.04	0.35	0.35	0.35	0.35	0.35	0.35	0.35	0.36	0.35	0.34	0.27
Total HZG Opex	114.13	123.95	1.46	12.18	12.53	10.80	11.24	12.07	11.80	11.79	11.70	11.29	9.87	7.22
HPG
Mining	75.55	101.86	1.72	9.15	10.01	10.86	10.92	9.72	9.88	8.40	9.95	9.42	6.88	4.95
Shipping	2.45	3.30	0.05	0.28	0.28	0.29	0.31	0.32	0.32	0.32	0.32	0.32	0.26	0.22
Milling	12.40	16.72	0.24	1.42	1.44	1.48	1.55	1.62	1.62	1.64	1.64	1.64	1.33	1.10
G&A and product selling	7.06	9.51	0.14	0.81	0.82	0.84	0.88	0.92	0.92	0.93	0.93	0.93	0.76	0.62
Mineral Resources tax and royalty	6.51	8.78	0.20	0.88	0.76	0.72	0.77	0.86	0.89	0.92	0.83	0.88	0.68	0.39
Government fee and other taxes	3.52	4.74	0.07	0.40	0.41	0.42	0.44	0.46	0.46	0.47	0.46	0.46	0.38	0.31
Total HPG Opex	107.49	144.91	2.42	12.95	13.72	14.61	14.86	13.91	14.10	12.68	14.14	13.66	10.29	7.58

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Silvercorp Metals Inc.	0725073

Cost item	Unit cost	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
TLP
Mining	61.24	248.98	6.56	24.22	24.56	26.20	25.42	24.06	23.47	21.33	19.79	17.72	14.61	13.86	7.17
Shipping	2.84	11.53	0.24	0.94	1.06	1.18	1.17	1.14	1.11	1.03	0.96	0.87	0.72	0.70	0.40
Milling	12.40	50.43	1.05	4.11	4.63	5.15	5.13	4.98	4.87	4.50	4.22	3.79	3.16	3.07	1.76
G&A and product selling	7.06	28.69	0.59	2.34	2.64	2.93	2.92	2.83	2.77	2.56	2.40	2.16	1.80	1.75	1.00
Mineral Resources tax and royalty	7.63	31.00	1.46	3.89	3.77	3.13	3.07	2.96	2.84	2.57	2.29	1.71	1.38	1.23	0.69
Government fee and other taxes	3.52	14.30	0.30	1.17	1.31	1.46	1.45	1.41	1.38	1.27	1.20	1.08	0.90	0.87	0.50
Total TLP Opex	94.68	384.93	10.20	36.67	37.97	40.06	39.17	37.38	36.46	33.26	30.86	27.33	22.56	21.48	11.54
LME
Mining	63.99	146.46	2.11	10.06	8.83	9.96	10.45	9.89	9.98	10.06	9.17	9.17	9.33	8.51	9.68	8.43	8.29	7.97	4.58
Shipping	2.84	6.49	0.06	0.29	0.30	0.36	0.42	0.42	0.44	0.44	0.44	0.45	0.45	0.45	0.45	0.43	0.43	0.41	0.25
Milling	12.40	28.39	0.28	1.25	1.29	1.59	1.84	1.83	1.91	1.94	1.94	1.95	1.96	1.98	1.98	1.89	1.88	1.78	1.10
G&A and product selling	7.06	16.15	0.16	0.71	0.73	0.91	1.04	1.04	1.09	1.11	1.10	1.11	1.11	1.13	1.13	1.07	1.07	1.01	0.62
Mineral Resources tax and royalty	9.61	22.01	0.51	1.57	1.44	1.21	1.35	1.36	1.40	1.45	1.46	1.31	1.38	1.30	1.36	1.38	1.42	1.31	0.80
Government fee and other taxes	3.52	8.05	0.08	0.35	0.37	0.45	0.52	0.52	0.54	0.55	0.55	0.55	0.56	0.56	0.56	0.53	0.53	0.50	0.31
Total LME Opex	99.42	227.55	3.21	14.23	12.95	14.49	15.62	15.04	15.36	15.55	14.67	14.56	14.78	13.93	15.16	13.74	13.62	12.98	7.65
LMW
Mining	64.59	159.86	4.48	18.39	17.48	17.40	15.89	15.53	15.43	15.14	13.80	10.46	7.16	5.66	3.03
Shipping	2.84	7.02	0.19	0.67	0.71	0.71	0.71	0.70	0.70	0.69	0.65	0.48	0.37	0.30	0.14
Milling	12.41	30.70	0.82	2.92	3.10	3.10	3.09	3.07	3.06	3.00	2.84	2.11	1.63	1.33	0.63
G&A and product selling	7.06	17.47	0.47	1.66	1.77	1.76	1.76	1.74	1.74	1.71	1.62	1.20	0.93	0.76	0.36
Mineral Resources tax and royalty	8.74	21.64	1.15	3.16	2.59	1.98	1.90	1.96	1.87	1.83	1.74	1.29	0.99	0.80	0.36
Government fee and other taxes	3.52	8.71	0.23	0.83	0.88	0.88	0.88	0.87	0.87	0.85	0.81	0.60	0.46	0.38	0.18
Total LMW Opex	99.15	245.39	7.34	27.61	26.53	25.83	24.23	23.87	23.67	23.22	21.45	16.14	11.55	9.23	4.71

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Silvercorp Metals Inc.	0725073

Cost item	Unit cost	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
DCG
Mining	74.88	27.30	0.31	2.03	2.14	3.91	4.30	4.01	3.82	3.64	3.14
Shipping	2.84	1.03	0.00	0.06	0.06	0.15	0.16	0.16	0.16	0.15	0.13
Milling	12.40	4.52	0.02	0.27	0.26	0.66	0.69	0.68	0.69	0.68	0.58
G&A and product selling	7.06	2.57	0.01	0.15	0.15	0.37	0.39	0.39	0.39	0.38	0.33
Mineral Resources tax and royalty	4.29	1.56	0.01	0.15	0.11	0.24	0.24	0.20	0.23	0.21	0.18
Government fee and other taxes	3.52	1.28	0.00	0.08	0.07	0.19	0.19	0.19	0.20	0.19	0.16
Total DCG Opex	104.98	38.28	0.36	2.74	2.80	5.53	5.97	5.62	5.50	5.25	4.53
KP
Mining	105.71	26.18		5.50	10.10	8.87	1.70
Shipping	6.11	1.51		0.21	0.60	0.59	0.11
Milling	12.40	3.07		0.43	1.21	1.20	0.23
G&A and product selling	7.06	1.75		0.24	0.69	0.69	0.13
Mineral Resources tax and royalty	10.51	2.60		0.36	1.20	0.89	0.15
Government fee and other taxes	3.52	0.87		0.12	0.34	0.34	0.06
Total DCG Opex	145.31	35.98		6.87	14.14	12.58	2.39
Ying total
Mining	75.43	1442.1	23.92	115.76	125.72	127.26	121.82	117.97	116.39	112.42	110.29	99.16	88.79	78.78	61.33	45.00	42.45	35.01	20.05
Shipping	3.06	58.56	0.82	4.03	4.82	5.23	4.90	4.80	4.75	4.65	4.56	4.15	3.84	3.55	2.55	1.75	1.72	1.48	0.95
Milling	12.40	237.13	3.46	16.23	18.65	20.40	20.05	19.85	19.64	19.24	18.82	17.04	15.63	14.46	10.29	6.93	6.81	5.88	3.75
G&A and product selling	7.06	134.89	1.97	9.24	10.61	11.60	11.40	11.29	11.17	10.94	10.70	9.69	8.89	8.23	5.85	3.94	3.88	3.34	2.13
Mineral Resources tax and royalty	9.83	188.03	5.46	18.26	17.96	15.03	14.45	14.76	14.30	14.04	13.63	12.23	11.10	9.78	7.71	5.90	6.00	4.74	2.68
Government fee and other taxes	3.52	67.24	0.98	4.60	5.29	5.78	5.68	5.63	5.57	5.46	5.34	4.83	4.43	4.10	2.92	1.97	1.93	1.67	1.06
Total Ying Opex	111.30	2,128	36.62	168.13	183.04	185.31	178.31	174.31	171.82	166.75	163.34	147.10	132.68	118.89	90.65	65.50	62.80	52.11	30.63

Note: Numbers may not compute exactly due to rounding.

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Silvercorp Metals Inc.	0725073

1.14	Economic analysis

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis of the Ying Property for the purposes of a National Instrument 43-101 (NI 43-101) Technical Report, the QPs have considered it reasonable to include a high-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimation and the associated production schedule.

The following Ying realized selling metal prices (Ying averages over projected LOM except where stated), average costs, and exchange rate were used for the economic analysis (all values in $US):

•	Gold price / troy ounce	$3,400 FY2026Q4, $2,975 FY2027, $2,800 LOM
•	Silver price / troy ounce	$76.80 FY2026Q4, $48.00 FY2027, $38.40 FY2028, $26.88 LOM
•	Lead price/	lb$0.90
•	Zinc price/lb	$1.92
•	Copper price/lb	$1.76
•	Mining cost/t	$75.43
•	Milling cost/t	$12.40
•	Shipping cost/t	$3.06
•	Mineral Resources tax & rights royalty/t	$9.87
•	G&A/t	$7.05
•	Government fees and other taxes/t	$3.52
•	Sustaining and growth capital/t	$19.08
•	Exchange rate	US$1 = CYN7.00

The QP notes the following about the above economic parameters:

•	Ying realized metal prices are as per Silvercorp advice and assume the following $US market prices:

—	Gold/oz: $4,000 FY2026Q4, $3,500 FY2027, $2,800 remaining LOM.
—	Silver/oz: $80 FY2026Q4, $50 FY2027, $40 FY2028, $28 remaining LOM.
—	Lead/lb: $0.90.
—	Zinc/b: $1.20.
—	Copper/lb: $4.40.

•	Other than for FY2026Q4 / FY2027 for gold, and FY2026Q4 / FY2027 / FY2028 for silver, the above market prices are as per those used in the mining COG calculations.
•	Cost values are as per those indicated in Section 21 (sustaining and growth capital includes mill expansion, TSF, and ore sorting capital through to FY2028).

The QP also notes that approximate spot metal prices at the time of writing of the Technical Report are: gold - $4,745/oz; silver - $75.50/oz; lead - $0.86/lb; zinc - $1.49/lb, copper - $5.85/lb.

Based on the LOM production profile and the metal price and other assumptions shown above, pre-tax and post-tax cashflow projections have been generated. At 5% discount rate, pre-tax and post-tax net present values (NPVs) of $1,275M and $1,030M, respectively, are projected. Over the LOM, 69.3% of the net revenue is projected to come from silver, 20.1% from lead, 5.4% from gold, 4.6% from zinc, and 0.6% from copper.

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Silvercorp Metals Inc.	0725073

Pre-tax NPV sensitivity was also examined (see Figure 1.1) over a +/- 30% change in Ag, Au, Pb, and Zn metal prices, and in operating and capital costs.

Figure 1.1    Ying pre-tax NPV sensitivity

Source: AMC, from Silvercorp data.

Most sensitivity is seen in silver price (the sensitivity would effectively be the same with variation in Ag grade) and, to a lesser extent, in operating cost. The NPV is moderately sensitive to lead price and capex, and slightly sensitive to gold price and zinc price.

The Ying mine complex is seen to be a very viable operation with a projected LOM through to 2042 based on Proven and Probable Mineral Reserves. There remains significant potential to extend the LOM beyond 2042 via further exploration and development, particularly in areas with identified Inferred Resources.

1.15	Recommendations

Other than for costs estimated below for exploration tunnelling and drilling – totaling US$39.95M and which are part of planned LOM capital expenditures – the QPs consider that implementation of the following recommendations will form part of the day-to-day operating cost of the Ying mines.

1.15.1	Safety in general

Maintain indicated focus and measures employed related to mine and site safety, including implementation of a policy whereby the more stringent of either Chinese or Canadian safety standards is employed. The QP notes that Silvercorp has gone beyond Chinese statutory requirements in certain areas of safety and the Company has indicated a continuing focus on production procedure safety improvement.

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Silvercorp Metals Inc.	0725073

1.15.2	Exploration

Continue exploration tunnelling and diamond drilling at the Ying Property. The exploration tunnelling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along strike extensions of the vein structures. The proposed exploration work is as follows:

1.15.2.1	SGX

Tunnelling:

•	23,140 m exploration tunnelling on vein structures S14, S14_1, S14_2, S16E, S16E2, S16E5, S16W, S16W1, S18E2, S19, S19E, S19E1, S19W, S1W, S1W2, S1W3, S1W5, S2, S21, S21W, S21W3, S21W5, S22, S23, S23W, S27E1, S27E2, S2W, S2W1, S2W2, S2W2_3, S31, S31E, S32, S37, S37E, S39, S39W, S4E, S5, S6, S7, S7_1, S7_1E, S7_2, S7_2a2, S7_2E, S7_2Ea, S7_3, S7_4, S74, S76, S7W, S7W1, S7W11, S8, S8_1, S8E, S8E1, S8W, and S8W2 between Levels -40 m and 850 m.

Drilling:

•	8,530 m surface drilling and 56,470 m underground diamond drilling on vein structures S1, S10, S11, S14, S14_1, S14_2, S16E1, S16E2, S16W, S16W1, S18, S18E2, S18W, S19, S19E, S19W, S1W, S1W2, S1W3, S1W5, S2, S21, S21W1, S23, S23W, S26, S26E, S26W, S27, S27E, S27E1, S27E2, S27W, S28, S28E, S29, S2W, S2W1, S2W2, S2W2_1, S2W2_3, S31, S31E, S32, S32E, S33, S36, S39, S51, S53, S54, S54N, S6, S6E1, S7, S7_1, S7_1E, S7_2, S7_2E, S74, S7E, S7E2, S7W1, S7W11, S8, S8E1, S8W, and S8W2.

1.15.2.2	HZG

Tunnelling:

•	6,275 m exploration tunnelling on vein structures HZ10, HZ11, HZ12, HZ15, HZ15W2, HZ20, HZ20E, HZ22, HZ22S, HZ26, HZ26W, S28, and S8 between Levels 300 m and 850 m.

Drilling:

•	7,920 m surface drilling and 14,080 m underground drilling on vein structures HZ10, HZ11, HZ12, HZ15, HZ18, HZ20, HZ20E, HZ22, HZ22E1, HZ22S, HZ22W, HZ26, HZ26E, HZ26E8, HZ26W_1, HZ27, S19, S27, S28, S7_1, and S8.

1.15.2.3	HPG

Tunnelling:

•	10,400 m exploration tunnelling on major vein structures H10, H10_1, H10_1a, H11, H12, H12_1, H12W, H13, H14, H14a, H15, H15W, H15W4, H16, H16_1, H16_3, H16_3E, H16_5, H17, H17_1, H17_1a, H18, H20W, H29, H32, H32a, H32E1, H38, H39_1a, H40, H40W, H42, H5, H5_1, H5_2, and H5W between Levels 50 m and 790 m.

Drilling:

•	1,245 m surface drilling and 34,095 m underground diamond drilling on vein structures B03, H10, H10_1, H10_1a, H11, H12, H12_1, H13, H14, H14a, H15, H15_1, H15W, H16, H16_1, H16_3, H16_5, H17, H17_1a, H18, H20W, H32, H32E1, H38, H39_1, H40, H41, H5, H5_2, and H9.

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1.15.2.4	LME

Tunnelling:

•	6,280 m on vein structures LM1, LM2, LM2W, LM3_2, LM3_2E, LM3_4, LM3E, LM3W2, LM4, LM4E2, LM5, LM5a, LM5E, LM5E1, LM5E2, LM5W5, LM6, LM6_1, LM6W, LM6W_1, LM73, LM75, LM75a, LM79, LM82, and LM82E between Levels 400 m and 1,100 m.

Drilling:

•	710 m surface drilling and 29,290 m underground diamond drilling on vein LM1, LM18E1, LM18W3, LM2, LM2E4, LM2W1, LM2W2, LM3, LM3_1, LM3_2, LM3_2E, LM3_4, LM3E2, LM3W, LM3W2, LM3W3, LM4, LM4E2, LM4W, LM4W1, LM4W3, LM5, LM5E, LM5E1, LM5E2, LM5W, LM5W7, LM6, LM6_1, LM68, LM6W, LM6W_1, LM71, LM73, LM75, LM76, LM79, LM82, LM82E, LM84, LM86, LM9, and M4W1.

1.15.2.5	LMW

Tunnelling:

•	18,500 m on vein structures LM11, LM11E, LM11E1, LM12, LM12_1, LM12_3, LM12_4, LM12E, LM12E6, LM12E6a, LM12Ea2, LM13W, LM13W2, LM13Wa, LM14, LM14_2, LM14a, LM17, LM17W, LM17W1, LM17W2, LM17W4, LM17W5, LM17W6, LM19, LM19_1, LM19W1, LM19W2, LM19Wa, LM20, LM21, LM22, LM25, LM25W, LM25W1, LM26, LM26a, LM28, LM30, LM32, LM32E, LM32E1, LM33, LM34, LM41E, LM41E2, LM41E7, LM41W, LM50, LM50_3, LM50a, LM52, LM52_1, LM53, LM54, LM54_1, LM58, LM7, LM7E, LM8, LM8_3, LM8_4a, LM8_5, LM8_7, LM8_9, T24, W1, W18, W18E1, W2, W2W, W2W1, W5, W6, W6a, W6E, W6E1, W6E2, and W6W as well as their parallel subzones between Levels 500 m and 1,070 m.

Drilling:

•	3,000 m surface drilling and 60,000 m underground drilling on vein LM11, LM11E, LM12_1, LM12_2, LM12E, LM12E1, LM12E6, LM13W, LM14, LM14_1, LM14a, LM14W, LM16, LM16E1, LM17, LM17E1, LM17W, LM17W1, LM17W2, LM17W3, LM19_1, LM19E1, LM19W1, LM19W2, LM19W4, LM20, LM20E, LM20W, LM22, LM25, LM25W1, LM26, LM28, LM32, LM32E, LM41, LM41_1, LM41E, LM41E1, LM41E2, LM41E4, LM41E7, LM41W, LM50, LM51, LM52, LM53, LM54, LM54_1, LM56, LM58, LM58_1, LM59, LM7, LM7E, LM7W2, LM8, LM8_13, LM8_3a, LM8_4, LM8_5, W1, W18, W18E2, W18W, W18W_2, W6, W6E, W6E1, W6E2, and W6W and their parallel vein structures.

1.15.2.6	TLP

Tunnelling:

•	21,600 m exploration tunnelling on vein structures T1 series, T2 series, T3 series, T4, T4E, T5 series, T11, T11E4, T11W1, T12, T12E, T14 series, T15 series, T16 series, T17 series, T20, T21, T21W, T22 series, T23 series, T24, T26, T26E1, T27, T27E, T27W, T28, T28, T28_1, T28E, T29, T30, T31 series, T33 series, T35E, T35E1, T38, T38E, T39E1, T39E, T39W, and T53 between Levels 500 m and 1,120 m.

Drilling:

•	2,660 m surface drilling and 67,340 m underground drilling on vein structures T1 series, T2, T3 series, T5, T11 series, T12, T14, T14E, T15 series, T16 series, T17 series, T20, T21, T21W1, T22 series, T23, T24, T26, T26E, T28, T31, T31W3, T31W5, T33 series, T35 series, T39 series, T41, T50, T51, T52, and T53.

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1.15.2.7	DCG

Tunnelling:

•	2,152 m exploration tunnelling on vein structures C4, C4E, C7_1, C7_1a, C7_2, C8, C8E1, C9_1, C9W1, C9W2 between Levels 700 m and 780 m.

Drilling:

•	5,000 m underground drilling on vein structures C8, C8E1, C9_1, C9_2, C9_5, C9E1, C9E3, C9W2, CJ9, and CJ9W.

1.15.2.8	KP

Tunnelling:

•	4,101 m exploration tunnelling on vein structures K3, and K4 between Levels 805 m and 1,120 m.

Drilling:

•	2,315 m surface drilling and 7,200 m underground drilling on vein structures K1, K2, and K3.

1.15.2.9	Exploration costs

The estimated cost for the above exploration work is:

•	Tunnelling: CNY 221,120,000 (US$31.59M)

•	Drilling: CNY 58,557,000 (US$8.37M)

1.15.3	Drilling

The QP recommends the following:

•	The procedures used in the 2020 density measurement for SGX should be independently reviewed and modified, if necessary.

•	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vugs or porosity.

•	The minimum size of the density samples should be 1 kg. The part of the sample that is selected for assaying should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.

•	The regression models are likely to be improved for some samples by inclusion of assays for copper and iron. In samples with a significant content of chalcopyrite, freibergite, pyrite, or hematite, these minerals may make a significant contribution to the overall density of the samples.

•	The procedures used in for the KP density measurement should be documented.

•	HZG, DCG, and KP are underrepresented in the current density data. Further sampling of these deposits is required.

1.15.4	Sample preparation, analyses, and security

All recommendations in this Section refer to the Ying Project other than those indicated as specific to the KP Project.

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1.15.4.1	Laboratories

•	Laboratories should be chosen based on similar protocols, or protocols should be standardized between laboratories where possible.

•	Attempt to standardize the crush methodology, crush sub-sampling method, and sample size, lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.

•	Halt the use of roll mats to mix samples prior to sub-sampling. Riffle splitting or automated rotary sample dividers are a more robust system less inclined to sampling bias.

•	Wet sizing of pulps should be conducted to test the grind size protocols.

1.15.4.2	CRMs

•	The issue of excessively precise results from some laboratories needs to be discussed with the laboratory managers.

•	Maintain a ‘table of fails’ that documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

•	Consider implementing the review of CRM (and QA/QC) samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that CRMs and laboratories are common to all mines, this will provide additional data to monitor laboratory performance and trends.

•	Issues of data bias (both positive and negative) as well as analytical drift should be further investigated, including the standardization of sample preparation and analysis methods between all labs.

•	Consider developing several custom Ying specific CRMs. Several CRM suppliers can create CRMs from surplus coarse reject material and provide relevant certification and documentation. This may help to reduce the number of CRMs required and would also provide CRMs with matrix matched to the Ying deposits.

•	Consider adding a CRM that monitors low grade zinc (less than (<) 0.2%).

1.15.4.3	Blanks

•	Send a batch of coarse blank samples to several laboratories to enable statistics on grade distribution of Ag, Pb, and Zn of the blank source material to be determined. This should be completed for each quarry site to ensure the source has sufficiently low Ag, Pb, Zn, and Au concentrations. If blank materials from different quarry sites are used, each blank material should be given an identification so that the source can be traced.

•	Revise protocols so that blanks are inserted using a systematic approach at a rate of at least one blank in every 25 samples (4%) for both drilling and underground samples.

•	Insert blanks immediately after expected high-grade mineralization.

•	Implement the use of both coarse and fine (pulp) blank material to enable sample preparation and analytical processes to be monitored for contamination.

•	Ensure that all laboratories are running their own internal blanks to monitor contamination. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database.

•	Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.

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•	Implement the monitoring of blank results in real-time and ensure that sample batches with blanks exceeding failure limits are investigated and re-analyzed.

•	Maintain a ‘table of fails’ that documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

•	Submit pulp duplicate samples for analysis to enable practical detection limits to be determined for each laboratory.

1.15.4.4	Duplicates

•	Duplicates insertion rates should be increased to 5 - 6% of total samples submitted and should comprise field duplicates, coarse crush duplicates and pulp duplicates. The collection of duplicates at different stages of the sampling process will enable the source of sampling variance to be understood.

•	Investigate the cause of poor field duplicate performance in both core and underground samples. This could include a test phase that incorporates the following:

—	Submitting the second half of the core, instead of quarter core as the field duplicates (if required, a thin slice of core could be sliced off and retained for archival storage before cutting the core into halves).

—	Consider increasing the size of underground samples.

1.15.4.5	Umpire samples

•	Select a single, third-party laboratory to act as the umpire laboratory.

•	Submit a random selection of pulp samples to the umpire laboratory on a regular basis, with CRMs, blanks, and duplicates. This is to assess the performance of the batch at the umpire laboratory.

•	Increase umpire sampling submissions to 4-5% of all samples collected.

1.15.4.6	General recommendations

Ying Project

•	Laboratory protocols for sample preparation and analysis should be standardized where possible.

•	Insertion rates for all QA/QC sample types should be increased to conform with generally accepted industry standards. QA/QC samples should be included with every batch of samples submitted to the laboratory.

•	Insert QA/QC samples randomly within sample batches as opposed to the present practice of consistently inserting consecutive CRMs, blanks, and duplicates. This will make it more difficult for the laboratory to pre-determine the QA/QC types.

•	Investigate whether internal laboratory QA/QC data are available, and whether these can be reviewed in addition to Silvercorp data.

•	Populate and utilize the planned implementation of a commercial drillhole database with QA/QC capability.

•	Maintain and report a ‘table of fails’ that documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

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•	Consider implementing the review of QA/QC samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that laboratories are common to all mines, this will provide additional data to monitor laboratory performance and trends.

•	Standardize the coding of batch IDs for all samples (including QA/QC samples) to allow for the review of data on a batch basis.

KP Project

•	Upgrade all drilling and sampling to meet, as a minimum, the QA/QC protocols applied at the Ying Project.

•	All records of QA/QC submissions and treatment should be maintained.

1.15.5	Data verification

•	Progress centralizing and standardizing all mine databases to reduce duplicate data and minimize version control issues. Rules or lookup tables should be set to ensure data is valid prior to upload.

•	Establish standard dataset boundaries for each mine, including overlaps as required.

•	Ensure assay data is recorded without rounding to accurately reflect the original assay certificates.

•	Establish a protocol for the consistent treatment of samples with analytical results below the LLD.

•	Undertake further random assay checks of the channel sample database and make corrections as appropriate.

•	Establish a protocol to ensure unsampled intervals are consistently, and unambiguously, recorded in the database.

•	Ensure that when a sample ID is on two certificates there is a documented rationale and flag for what assays are used for the Mineral Resources.

•	Duplicated drillhole and channel Hole IDs should be addressed to allow the Ying database to be audited as a whole. Develop procedures to ensure Hole IDs and Sample IDs are unique for each deposit.

•	Store QA/QC data within the database and ensure that Certificate (batch) IDs are consistent between sample and QA/QC data.

•	Ensure that date fields are populated in a consistent format within the assay database. All dates should be checked for validity and corrected as required. Missing dates should be corrected using historical records or by cross-referencing drill dates, samples dates, and assay dates.

1.15.6	Mineral Resource

1.15.6.1	Estimation process

•	Continue to standardize modelling protocols at all mines to facilitate efficient model auditing.

•	Establish clear responsibilities for key personnel during the Mineral Resource estimation process. This should include a rigorous internal peer review of all inputs including input databases, 3D vein / domain models, as-built and sterilization triangulations, etc. This internal review process could include something as structured as a formal internal data sign-off at each key stage of the modelling process.

•	Ensure that vein models are appropriate for use as estimation domains in the context of established parameters (e.g. hard boundary search neighbourhood). Disparate veins in similar structural positions, considered within the mining context as the same vein, may need to be separated into separate domains (different vein domain names). Conversely, spatially related veins with minor fault offsets may be grouped into single domains (same vein domain name). This will enable blocks to be informed by appropriate data and eliminate boundary artefacts in the resulting block model.

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1.15.6.2	Resource database

•	Finalize the ongoing migration of all Mineral Resource datasets from the individual mine-based data solutions (Excel™ files) to the central Micromine GeobankTM database and implement data validation checks.

•	Create fields within the database to identify any drillhole or channel samples that should be excluded from the Mineral Resource. Documentation of why any data are excluded should be maintained and provided to any external QPs completing work on the project.

•	Consider standardizing the translation of Chinese vein names to English vein names to ensure consistency between successive (i.e. yearly) Mineral Resource updates. This will allow more detailed comparisons of individual block models on a vein-by-vein basis. This could also be accomplished through a tracking document that records successive names for the same vein.

1.15.6.3	Vein modelling

•	Develop standardized procedures for vein modelling across all deposits for the purpose of Mineral Resource estimation. This should encompass standards that cover how far to extrapolate veins from known mineralization, criteria for combining (or splitting) veins into a single estimation domain, and minimum vein width criteria.

•	Increase the number of vertices during wireframe construction to increase the resolution of triangulations, and to prevent deleterious triangle artefacts in veins with highly variable or sparse data density. Investigate possible advanced vein modelling tools such as implicit modelling to create more appropriate and robust vein wireframes.

•	Where appropriate, clip intersecting veins using wireframe Boolean tools.

•	Adjust wireframing processes to reduce wireframes pinching out to thicknesses of less than 0.4 m between data.

1.15.6.4	Depletion modelling

•	In building depletion and sterilization wireframes, ensure that ‘cookie cutter’ coding wireframes are orthogonal to the strike / dip of vein models.

•	As-builts should be used in addition to any ‘cookie cutter’ wireframe built in the longitudinal plane to ensure that raises and crosscut drives are appropriately coded and depleted.

1.15.7	Mineral processing

•	Undertake periodic mill audits aimed at ensuring optimum process control and mill performance.

•	Continue with targeting of improvements on processing systems and auxiliary facilities, including XRT sorting, to enhance metal recovery and reduce energy consumption.

•	For XRT sorting, establish and maintain a comprehensive performance data collection regime to facilitate optimum use and processing value contribution.

•	Ensure that tight control is exercised over construction and commissioning of Mill Plant 3, and for the changeover period as Mill Plant 1 is phased out.

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1.15.8	Tailings storage facilities

QP note: Initial Silvercorp responses to recommendations are included in Section 18.1 of the Technical Report.

•	Consideration should be given to the adoption of more stringent hydrological design criteria for all three facilities, adopting a more extreme Inflow Design Flood than the presently adopted 1:500-year or 1:1,000-yr events.

•	A reassessment of the slope stability analysis for the existing facilities should be undertaken, using up to date methods of analyses and considering all appropriate loading conditions. Initially, this should entail a rigorous review of all data obtained from field and laboratory testing with a particular focus on the identification of contractive materials based on the results of cone penetrometer test (CPTu) data. Undrained limit equilibrium analyses should be conducted. Depending on the results of this review and the undrained analyses, more complex methods of analyses may be required using advanced numerical models, i.e., non-linear deformation analyses (NDA).

•	For TSF3, consideration should be given to the installation of an underdrainage system, installed above the HDPE basin liner in the area immediately upstream of the starter dam. The aim of this system would be to facilitate the drainage of the tailings mass on which subsequent upstream raises would be constructed.

•	Also for TSF3, engage with an independent TSF design specialist to review and inspect the as-built construction, inclusive of diversion channels, adjacent slope stability aspects, and maintenance of road access in the event of extreme weather events.

1.15.9	Surface roads and transportation

•	Assess all roads in steep slope areas and take appropriate action to offset risk in any sections that lack road safety barriers and / or where there may be potential for slope failures.

•	For road transportation in general at the Ying property, and the surrounding area, and with particular reference to increased road traffic and interaction with non-company vehicles on roads and in tunnels, continue to ensure that appropriate safety protocols are in place and adhered to.

1.15.10	Mining

•	For internal planning and forecasting and for external reporting, continue with process of fully integrating Resource estimation, Reserve estimation, and mine planning processes at each mine and for Ying as a whole.

•	Continue the focus on dilution and grade control and implementation of best mining practices via the Mining Quality Control Department. This will be fundamental to achieving Mineral Reserve grades over the Ying LOM while also producing ore at significantly increased rates.

•	Maintain a major and continual focus on mine planning and control in general – particularly of dilution aspects as noted above, but also with respect to personnel numbers and capabilities, and on mechanized equipment maintenance.

•	Ensure that geotechnical understanding and planning is at the forefront of implementing and maintaining safe ground control in all the Ying mines.

•	Continue with the plan to introduce more advanced technology at the Ying operations, while developing and implementing all necessary operating and safety measures related to the use of more mechanized equipment and new mining methods. This introduction brings additional safety considerations, with specific training and enforced protocols and operating practices being required. Equipment and personnel operating around open brows, raises, and ore-passes; remote mucking practices and operator protection, and provision of safety bays and adequate equipment clearances relative to drift widths are specific examples of aspects to be addressed. The QP acknowledges the Silvercorp indication of training implementation and that all current tasks in the Ying operation have been assessed and standardized for safe production.

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•	Maintain a high degree of development planning, scheduling, and control throughout the Ying operation. In this regard, achievement of development projections, particularly in the next few years, will be a key contributor to the further planned production increases.

•	Ensure consistent contractor awareness and fulfilment of requirements and responsibilities, including provision and availability of resources, particularly skilled manpower numbers and appropriately maintained equipment, and with respect to safety protocol adherence.

•	For recently introduced longhole mining, ensure a comprehensive program is continued to monitor drilling and blasting performance against design, inclusive of regular cavity monitoring surveys. With a view to optimizing longhole performance in general - and particularly regarding safety, production rate and dilution - engagement of specialist guidance is recommended. This could include advice on stope access and design, equipment, operating protocols, drill and blast design, geotechnical assessment and ground support – particularly around brows and hangingwalls, and backfilling.

•	Again, with respect to longhole mining, consider a more widespread application of the methodology in appropriate areas, with a view to further increasing stope production rates. In undertaking such, it must be recognized that design and blasting practices aimed at dilution control will require yet more focus.

•	For room and pillar mining, ensure design and operating practices include geotechnical and support assessment and result in adequate pillar stability and stable backs, both locally and in the wider room and pillar areas.

•	For the predominant resuing and shrinkage mining methods, maintain a high degree of process control on design, drilling, and blasting. This will be critical to achieving dilution targets.

•	As appropriate, engage specialist guidance on paste backfill, including for recipes, binder type and usage, appropriate strength requirements and achievement over time, testing protocols, delivery system, and placement.

•	With respect to diesel equipment operation, ensure that regulatory and best practice ventilation standards are maintained, including with respect to noxious gases and diesel particulate matter (DPM) concentrations.

•	Particularly for room and pillar and longhole mining, monitor and assess ore recovery factors against current projections.

•	Maintain the focus on stockpiling and record keeping procedures, and on assessing all aspects of reconciliation performance between mine and mill.

•	Where viable and safe, maintain consideration of placement of waste material into stope voids for all appropriate mining methods.

•	Maintain a constant focus on operational efficiency and cost effectiveness. The QP considers that unit cost estimates are reasonable relative to projected annual production rate increases and the introduction of more mechanized mining but, particularly in recognition of cost inflation pressures, such a focus will be essential.

•	Consider increasing use of electric / battery mining vehicles at the Ying operations.

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Contents

1	Summary		ii
	1.1	Introduction	ii
	1.2	Geology, exploration, and Mineral Resources	iii
	1.3	Comparison of Mineral Resources, 30 June 2024 and 31 December 2025	vii
	1.4	Mining and Mineral Reserves	viii
	1.5	Reconciliation	xi
	1.6	Comparison of Mineral Reserves, 30 June 2024 to 31 December 2025	xii
	1.7	Life-of-mine plan	xiii
	1.8	Metallurgical testwork and processing	xvi
	1.9	Personnel	xvii
	1.10	Main infrastructure, including tailings dams	xvii
	1.11	Market studies and contracts	xix
	1.12	Environmental, permitting, social / community impact	xix
	1.13	Capital and operating costs	xxi
	1.14	Economic analysis	xxviii
	1.15	Recommendations	xxix

1.15.1	Safety in general	xxix
1.15.2	Exploration	xxx
1.15.3	Drilling	xxxii
1.15.4	Sample preparation, analyses, and security	xxxii
1.15.5	Data verification	xxxv
1.15.6	Mineral Resource	xxxv
1.15.7	Mineral processing	xxxvi
1.15.8	Tailings storage facilities	xxxvii
1.15.9	Surface roads and transportation	xxxvii
1.15.10	Mining	xxxvii

2	Introduction		56

3	Reliance on other experts		59

4	Property description and location		60
	4.1	Property location	60
	4.2	Ownership	61
	4.3	Mining licenses	61
	4.4	Prospecting licenses	64

5	Accessibility, climate, local resources, infrastructure, and physiography		65
	5.1	Ying Project area	65
	5.2	KP Project area	66

6	History		67
	6.1	Ying Project	67

6.1.1	Introduction	67
6.1.2	Drilling	67
6.1.3	Ownership and production	67
6.1.4	Historical Mineral Resource and Mineral Reserve estimates	68

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6.2	KP Project	68

6.2.1	Introduction	68
6.2.2	Exploration	68
6.2.3	Drilling	68
6.2.4	Production	68
6.2.5	Historical Mineral Resource and Mineral Reserve estimates	68

7	Geological setting and mineralization		69
	7.1	Regional geology	69
	7.2	Property geology	70

7.2.1	Ying Project	70
7.2.2	KP Project	71

7.3	Mineralization	72

7.3.1	Overview	72
7.3.2	SGX area	74
7.3.3	HZG area	78
7.3.4	HPG area	80
7.3.5	TLP and LM area	82
7.3.6	DCG area	85
7.3.7	KP area	87

8	Deposit types	90

9	Exploration	91

9.1	Ying Project	91

9.1.1	Introduction	91
9.1.2	Summary of tunnelling prior to 2024	91
9.1.3	Tunnelling progress 2024-2025	93
9.1.4	SGX	95
9.1.5	HZG	99
9.1.6	HPG	101
9.1.7	TLP	103
9.1.8	LME	106
9.1.9	LMW	107
9.1.10	DCG	110

	9.2	KP Project	112

10	Drilling		115
	10.1	Ying Project	115

10.1.1	Drilling summary	115
10.1.2	Summary of results for 2024-2025	116
10.1.3	Discussion of results by mine / deposit	117

10.1.3.1	SGX	117
10.1.3.2	HZG	119
10.1.3.3	HPG	120
10.1.3.4	TLP	121
10.1.3.5	LME	124
10.1.3.6	LMW	126
10.1.3.7	DCG	129

10.1.4	Plans and sections	130
10.1.5	Bulk density measurements and results	130

10.1.5.1	Measurements and results	130

10.1.5.2	Recommendations on bulk density	131

10.1.6	Drilling procedures	131

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10.2	KP Project	132

10.2.1	Drilling summary	132
10.2.2	Summary of results	132
10.2.3	Discussion of results by vein	132
10.2.4	Plans and sections	133
10.2.5	Bulk density measurements and results	133

10.2.5.1	Recommendations on bulk density	133

10.2.6	Drilling procedures	134

10.3	Conclusions	134

11	Sample preparation, analyses, and security		135
	11.1	Ying Project	135

11.1.1	Introduction	135
11.1.2	Sampling	135

11.1.2.1	Introduction	135
11.1.2.2	Drillhole sampling	136
11.1.2.3	Underground sampling	136
11.1.2.4	Sample shipment and security	136

11.1.3	Sampling preparation and analysis	137

11.1.3.1	Laboratory protocols	138

11.1.4	Quality Assurance / Quality Control	142

11.1.4.1	Overview	142
11.1.4.2	Certified reference materials	144
11.1.4.3	Blank samples	156
11.1.4.4	Duplicate samples	160
11.1.4.5	Umpire (check) samples	164

11.2	KP Project	168

11.2.1	Introduction	168
11.2.2	Sampling	169

11.2.2.1	Introduction	169
11.2.2.2	Drillhole sampling	169
11.2.2.3	Sample shipment and security	169

11.2.3	Sampling preparation and analysis	169

11.2.3.1	Laboratory protocols	169

11.2.4	Quality Assurance / Quality Control	169

11.2.4.1	Overview	169
11.2.4.2	Certified Reference Materials	169
11.2.4.3	Blank samples	170
11.2.4.4	Duplicate samples	170
11.2.4.5	Umpire (check) samples	171

11.3	General recommendations	173

11.3.1	Ying Project	173
11.3.2	KP Project	173

11.4	Conclusions	173

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12	Data verification		175
	12.1	Site inspections	175

12.1.1	2024 site inspection	175
12.1.2	2026 site inspection	176

12.2	Drill core verification	177
12.3	Assay data verification	179

12.3.1	Ying Project	179

12.3.1.1	Work completed by the QP	179
12.3.1.2	QP observations on assay data verification	181

12.3.2	KP Project	181

12.3.2.1	Work completed by the QP	181
12.3.2.2	QP observations on the assay data verification	182

12.4	Verification of other data	182
12.5	Recommendations	183
12.6	Conclusions	183

13	Mineral processing and metallurgical testing		184
	13.1	Introduction	184
	13.2	Mineralogy	184

13.2.1	SGX mineralization	185
13.2.2	TLP mineralization	186
13.2.3	HPG mineralization	187
13.2.4	KP mineralization	187

13.3	Metallurgical samples	188

13.3.1	SGX samples	188
13.3.2	TLP samples	188
13.3.3	HPG samples	188
13.3.4	KP samples	189

13.4	Metallurgical testwork	189

13.4.1	SGX mineralization	190
13.4.2	TLP mineralization	191
13.4.3	HPG mineralization	192
13.4.4	HZG mineralization	194
13.4.5	KP mineralization	194
13.4.6	Grind size optimization	194

13.5	Concentrate quality considerations	195
13.6	Grindability testwork	195
13.7	Ore sorting trials	196
13.8	Summary of Ying Property testwork outcomes	198

14	Mineral Resource estimates		200
	14.1	Introduction	200
	14.2	Data	203
	14.3	Geological interpretation	203
	14.4	Input data for estimation	208

14.4.1	Sample flagging	208
14.4.2	Sample compositing	209
14.4.3	Grade capping	210

14.5	Block model	217

14.5.1	Block model parameters	217
14.5.2	Density	217

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14.6	Grade estimation	217

14.6.1	Mining depletion	218

14.7	Mineral Resource classification	219
14.8	Block model validation	220
14.9	Minimum mining width	226
14.10	Mineral Resource estimates	227
14.11	Risks	235
14.12	Comparison with Mineral Resource estimate as of 30 June 2024	236
14.13	General comments and recommendations	239

14.13.1	Mineral Resource estimation process	239
14.13.2	Mineral Resource database	239
14.13.3	Density	239
14.13.4	Vein modelling	239
14.13.5	Depletion modelling	240

15	Mineral Reserve estimates		241
	15.1	Introduction and Mineral Resources base	241
	15.2	Mineral Reserve estimation methodology	241
	15.3	Cut-off grades	241

15.3.1	Comment on cut-off grades	243

15.4	Dilution and recovery factors	243

15.4.1	Dilution	243
15.4.2	Mining recovery factors	244

	15.5	Mineral Reserve estimate	244
	15.6	Reserves sensitivity to cut-off grade	246
	15.7	Conversion of Mineral Resources to Reserves	246
	15.8	Comparison of Mineral Reserves, 30 June 2024 to 31 December 2025	247

16	Mining methods		252
	16.1	Ying mining operations	252

16.1.1	Introduction	252
16.1.2	SGX	254
16.1.3	HZG	255
16.1.4	HPG	255
16.1.5	TLP	256
16.1.6	LME	256
16.1.7	LMW	257
16.1.8	DCG	257

16.2	Mining methods and mine design	258

16.2.1	Geotechnical and hydrogeological considerations	258
16.2.2	Development and access	258
16.2.3	Mining methods	261

16.2.3.1	Shrinkage stoping	261
16.2.3.2	Resue stoping	263
16.2.3.3	Step room and pillar mining method	265
16.2.3.4	Longhole mining method	267
16.2.3.5	Stope management and grade control	268

16.2.4	Ore and waste haulage	269
16.2.5	Equipment	270

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16.2.5.1	Mine equipment	270
16.2.5.2	Equipment advance rates	272

16.2.6	Manpower	272
16.2.7	Ventilation	274

16.2.7.1	SGX primary ventilation	274
16.2.7.3	Secondary ventilation	276

16.2.8	Backfill	276
16.2.9	Dewatering	278

16.2.9.1	SGX	278
16.2.9.2	HZG	279
16.2.9.3	HPG	279
16.2.9.4	TLP	280
16.2.9.5	LME	280
16.2.9.6	LMW	280
16.2.9.7	DCG	280
16.2.9.8	KP	280

16.2.10	Water supply	280
16.2.11	Power supply	281
16.2.12	Compressed air	281
16.2.13	Explosives	282
16.2.14	Communications	282

16.3	Safety	283
16.4	Development and production quality control	284
16.5	Production and scheduling	286

16.5.1	Development schedule	286
16.5.2	Mines production	288

16.5.2.1	Production rate	288
16.5.2.2	Mine production: 1 January 2023 to 31 December 2025	288
16.5.2.3	Ying LOM production planning	290
16.5.2.4	Ying LOM production schedule	290

16.6	Reconciliation	294
16.7	Mining summary	295

17	Recovery methods		297
	17.1	Introduction	297
	17.2	Ore supply and concentrate production from Ying Property mines	298

17.2.1	Ore supply	298
17.2.2	Ore composition per mine	300
17.2.3	Concentrate production by mine - FY2025	300
17.2.4	Concentrate quality and metal recovery (average) - FY2020 to FY2025	300
17.2.5	Impact of ore type on concentrate quality and metal recovery - FY2025	302
17.2.6	Ore supply by plant	305
17.2.7	LOM mill feed schedule	306

17.3	Mill Plant 1 (Xiayu)	308

17.3.1	Process flowsheet	308
17.3.2	Process description	310

17.3.2.1	Crushing	310
17.3.2.2	Milling / classification (two trains)	311

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17.3.2.3	Gravity separation (one train)	311
17.3.2.4	Flotation (one train)	311
17.3.2.5	Product thickening, filtration, and handling	311
17.3.2.6	Tailings thickening	312

17.3.3	Metallurgical performance (Plant 1)	312

17.4	Mill Plant 2 (Zhuangtou)	313

17.4.1	Flowsheet	316
17.4.2	Process description	316

17.4.2.1	Ore sorting	316
17.4.2.2	Crushing	316
17.4.2.3	Milling / classification	317
17.4.2.4	Flotation	317
17.4.2.5	Concentrate product thickening, filtration and handling	317
17.4.2.6	Tailings thickening	317

17.4.3	Metallurgical performance (Plant 2)	317
17.4.4	Sampling (for Plants 1 and 2)	318

17.5	Mill Plant 3	319

17.5.1	Flowsheet	319
17.5.2	Process description	321
17.5.3	Designed metallurgical performance (Plant 3)	321

17.6	Process control	321
17.7	Ancillary facilities	322

17.7.1	Laboratory	322
17.7.2	Maintenance workshops	322

17.8	Key inputs	322

17.8.1	Power	322
17.8.2	Water usage and mass balance for Plant 1 and Plant 2	323

17.8.2.1	Water for Plant 1	323
17.8.2.2	Water for Plant 2	323
17.8.2.3	Strategy to reduce fresh-water usage	323

17.8.3	Reagents	323

17.9	Conclusions	324

18	Project infrastructure		326
	18.1	Tailings Storage Facilities (TSF)	326

18.1.1	Overview	326
18.1.2	Facility 1 & 2 description	327

18.1.2.1	Confining dams	327
18.1.2.2	Facilities operation and management	332
18.1.2.3	Surveillance – Monitoring instrumentation and inspections	333

18.1.3	TSF inspections	335
18.1.4	Dam classification and design criteria	335
18.1.5	Documentation	336
18.1.6	TSF3 description	336

18.1.6.1	Confining dam	336
18.1.6.2	Basin liner	337
18.1.6.3	Water management	337
18.1.6.4	Facility construction	338

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18.1.6.5	Facility documentation and design	339

18.1.7	Conclusions and recommendations	339

18.1.7.1	General	339
18.1.7.2	Specifics	340
18.1.7.3	Current QP recommendations and Silvercorp response comments (italicized)	342

18.2	Waste rock dumps	344
18.3	Power supply	346

18.3.1	SGX and HZG mines	346
18.3.2	HPG mine	347
18.3.3	TLP / LM mines	347
18.3.4	No. 1 and No. 2 Mills and office / camp complex	347
18.3.5	Underground lighting	347
18.3.6	Power for TSF3	347

18.4	KP mine	347
18.5	Roads and transportation	348
18.6	Water supply	350
18.7	Wastewater and sewage treatment	352
18.8	Other infrastructure	353

18.8.1	Mine dewatering	353
18.8.2	Site communications	353
18.8.3	Camp	353
18.8.4	Dams and tunnels	353
18.8.6	Explosives magazines	355
18.8.7	Fuel farm (SGX, HPG, TLP, LMW, and Mill)	355
18.8.8	Mine dry area	355
18.8.9	Administration building	356
18.8.10	Warehouse and open area storage	356
18.8.11	Laboratory	356
18.8.12	Security / gatehouse	356
18.8.13	Compressed air	357
18.8.14	Underground noxious gas monitoring system	357
18.8.15	Underground personnel positioning system	358

19	Market studies and contracts		360
	19.1	Mining contracts	360
	19.2	Concentrate marketing	360
	19.3	Smelter contracts	360
	19.4	Commodity prices	362
	19.5	Harmful element assessment	362

20	Environmental studies, permitting, and social or community impact		365
	20.1	Introduction	365
	20.2	Laws and regulations	365

20.2.1	Laws	365
20.2.2	Regulations and guidelines	366

20.3	Waste and tailings disposal management	367
20.4	Site monitoring	368

20.4.1	Monitoring plan	368

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20.4.2	Water management	369
20.4.3	Groundwater	371
20.4.4	Wastewater	371

20.5	Permitting requirements	373

20.5.1	Environmental impact assessment reports and approvals	373
20.5.2	Project safety pre-assessments reports and safety production permits	375
20.5.3	Resource utilization plan (RUP) reports and approvals	375
20.5.4	Soil and water conservation plan and approvals	376
20.5.5	Geological hazards assessment report and approval	376
20.5.6	Mining permits	376
20.5.7	Land use right permits	376
20.5.8	Water permit	377

20.6	Social and community interaction	377

20.6.1	Cultural minorities and heritages	377
20.6.2	Relationships with local government	377
20.6.3	Labour practices	378

20.7	Remediation and reclamation	378
20.8	Site closure plan	378

21	Capital and operating costs		380
	21.1	Capital costs	380
	21.2	Operating costs	384

22	Economic analysis		388
	22.1	Introduction	388
	22.2	Annual production schedule	388
	22.3	Cash flow forecast and cash flow projection	390
	22.4	Sensitivity analysis	392

23	Adjacent properties		393

24	Other relevant data and information		394

25	Interpretation and conclusions		395

26	Recommendations		402
	26.1	Safety in general	402
	26.2	Exploration	402

26.2.1	SGX	402
26.2.2	HZG	402
26.2.3	HPG	403
26.2.4	LME	403
26.2.5	LMW	403
26.2.6	TLP	404
26.2.7	DCG	404
26.2.8	KP	404
26.2.9	Exploration costs	404

26.3	Drilling	404
26.4	Sample preparation, analyses, and security	405

26.4.1	Laboratories	405
26.4.2	CRMs	405

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26.4.3	Blanks	406
26.4.4	Duplicates	406
26.4.5	Umpire samples	406
26.4.6	General recommendations	407

26.4.6.1	Ying Project	407
26.4.6.2	KP Project	407

26.5	Data verification	407
26.6	Mineral Resource	408

26.6.1	Estimation process	408
26.6.2	Resource database	408
26.6.3	Vein modelling	408
26.6.4	Depletion modelling	409

26.7	Mineral processing	409
26.8	Tailings storage facilities	409
26.9	Surface roads and transportation	409

	26.10	Mining	410

27	References		412

28	QP Certificates		414

Tables

Table 1.1	Ying Mineral Resources as of 31 December 2025	vi
Table 1.2	Ying Mineral Reserve estimates at 31 December 2025	viii
Table 1.3	Mineral Reserve to production reconciliation: January 2023 – December 2025	xi
Table 1.4	Ying Mines LOM production plan	xiv
Table 1.5	Projected Ying LOM Capex (US$M)	xxii
Table 1.6	Projected Ying LOM Opex (US$M)	xxv
Table 2.1	Persons who prepared or contributed to this Technical Report	56
Table 4.1	Mining licenses for Ying Project	63
Table 4.2	Mining licenses for KP Project	63
Table 7.1	Discrete gold-rich veins on the Property	73
Table 7.2	Dimensions and orientations of mineralized veins in the SGX area	78
Table 7.3	Dimensions and orientations of major mineralized veins in the HZG area	80
Table 7.4	Dimensions and orientations of major mineralized veins in the HPG area	81
Table 7.5	Dimensions and orientations of major mineralized veins in the TLP area	84
Table 7.6	Dimensions and orientations of major mineralized veins in the LMW area	84
Table 7.7	Dimensions and orientations of major mineralized veins in the LME area	85
Table 7.8	Dimensions and orientations of the mineralized veins in the DCG area	87
Table 7.9	Dimensions and orientations of the mineralized veins in the KP area	88
Table 9.1	Summary of tunnelling and sampling completed to 31 December 2023	91
Table 9.2	Tunnelling and sampling completed in 2024–2025 Ying Project	93
Table 9.3	Mineralization exposed by drift tunnelling in 2024–2025	94
Table 9.4	Mineralization zones defined by the 2024–2025 tunnelling in SGX	96

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Table 9.5	Mineralization zones defined by the 2024-2025 tunnelling in HZG	100
Table 9.6	Mineralization zones defined by the 2024-2025 tunnelling in HPG	102
Table 9.7	Mineralization zones defined by the 2024-2025 tunnelling in TLP	104
Table 9.8	Mineralization zones defined by the 2024-2025 tunnelling in LME	106
Table 9.9	Mineralization zones defined by the 2024–2025 tunnelling at LMW	108
Table 9.10	Mineralization zones defined by the 2024–2025 tunnelling at DCG	111
Table 9.11	Mineralization zones defined by tunnelling at KP (previous owners)	113
Table 9.12	Mineralization zones defined by Silvercorp’s tunnelling at KP	113
Table 10.1	Summary of drilling completed by Silvercorp on the Ying Project, 2004 to 2023	115
Table 10.2	Summary of drilling completed by Silvercorp on the Ying Project, 2024 to 2025	116
Table 10.3	Brief summary of the 2024-2025 drilling results	116
Table 10.4	Summary of the SGX 2024 - 2025 drilling programs	117
Table 10.5	Summary of the HZG 2024-2025 drilling programs	119
Table 10.6	Summary of HPG 2024-2025 drilling programs	120
Table 10.7	Summary of TLP 2024-2025 drilling programs	122
Table 10.8	Summary of LME 2024-2025 drilling programs	125
Table 10.9	Summary of the LMW 2024-2025 drilling programs	126
Table 10.10	Summary of the DCG 2024-2025 drilling programs	129
Table 10.11	Bulk density values for the Ying deposits pre-2020	130
Table 10.12	Summary of drilling completed on KP Project, 2006 to December 2025	132
Table 10.13	Brief summary of the drilling results	132
Table 10.14	Summary of the FBG drilling program by vein	133
Table 10.15	Summary of the KP 2022 drilling program by vein	133
Table 10.16	Bulk density values for the KP deposit	133
Table 11.1	Laboratories used for the Ying Project (January 2006 – October 2025)	138
Table 11.2	Ying laboratory protocols (January 2006 – December 2023)	140
Table 11.3	Ying laboratory protocols (January 2024 – October 2025)	141
Table 11.4	Ying QA/QC samples by time period (2010–June 2016)	142
Table 11.5	Ying QA/QC insertion rates by time period (2010–June 2016)	143
Table 11.6	Ying QA/QC sample numbers by time period (July 2016–October 2025)	143
Table 11.7	Ying QA/QC insertion rates by time period (July 2016–October 2025)	143
Table 11.8	Ying CRMs (January 2024–October 2025)	144
Table 11.9	Ying Ag CRM results (January 2024–October 2025)	147
Table 11.10	Ying Pb CRM results (January 2024–October 2025)	149
Table 11.11	Ying Zn CRM results (January 2024–October 2025)	151
Table 11.12	Ying Cu CRM results (January 2024–October 2025)	153
Table 11.13	Ying coarse blank results based on Silvercorp fail criteria (Jan 2024–Oct 2025)	157
Table 11.14	Drill field duplicate results by laboratory and sample type (2024-2025)	162
Table 11.15	Ying umpire samples laboratories	165

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Table 11.16	Ying umpire sample results	166
Table 12.1	Drillholes reviewed on site 2024	178
Table 12.2	Drillholes reviewed on site 2026	178
Table 12.3	Assay verification results for drillhole samples from July 2016 to October 2025	180
Table 12.4	Assay verification results for channel samples from July 2016 to October 2025	180
Table 12.5	KP Project verification results for drillhole samples from 2022	182
Table 13.1	Mineral composition of the SGX mineralization	185
Table 13.2	Phase distribution of silver (SGX mineralization)	186
Table 13.3	Mineral composition of the TLP-LM mineralization	187
Table 13.4	Phase distribution of silver (TLP - LM mineralization)	187
Table 13.5	Core samples used for ore blending test	188
Table 13.6	Head grade of blended sample from SGX	188
Table 13.7	TLP mineralization samples for metallurgical tests	188
Table 13.8	Head grade of blended sample from HPG	189
Table 13.9	Liberation of Pb, Zn, and Ag vs size fractions (70% -75 µm)	190
Table 13.10	Mass balance for locked cycle test (SGX mineralization)	190
Table 13.11	Mass balance for locked cycle test (TLP mineralization)	191
Table 13.12	Mass balance for locked cycle test (HPG mineralization)	192
Table 13.13	Mass balance for locked cycle test (HZG mineralization)	194
Table 13.14	Grind size optimization test results	195
Table 13.15	Product quality (blends of Plants 1 & 2)	195
Table 13.16	Source and ore type of samples	196
Table 13.17	Grindability test results	196
Table 13.18	Processing after ore sorting results 2025	197
Table 14.1	Ying Mineral Resources as of 31 December 2025	201
Table 14.2	Summary of data used	203
Table 14.3	Grade capping summary	212
Table 14.4	Comparison between samples, composites, and capped composites	213
Table 14.5	Block model rotations	217
Table 14.6	Ying deposits – estimation search parameters	218
Table 14.7	Comparison of Ying Property 31 December 2025 and 30 June 2024 Mineral Resource estimates[3]	236
Table 15.1	Mineral Reserve cut-off grades and key estimation parameters	242
Table 15.2	Stope marginal and development ore cut-off grades	243
Table 15.3	Average dilution by mine and method	244
Table 15.4	Ying Mining District Mineral Reserve estimates & metal content at 31 December 2025	245
Table 15.5	Estimated reduction in contained AgEq oz in Mineral Reserves for COG increase of 20%	246
Table 15.6	Mineral Resources and Mineral Reserves comparison	247
Table 15.7	Comparison of 2024 and 2025 Mineral Reserve estimates	248

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Table 16.1	SGX mine owner equipment list	271
Table 16.2	SGX mine contractor equipment list	271
Table 16.3	Contractor mobile equipment list	271
Table 16.4	Equipment advance rates	272
Table 16.5	Silvercorp staff	272
Table 16.6	List of contract workers in the Ying district	273
Table 16.7	Silvercorp hourly workers	273
Table 16.8	Ying primary vent shafts and raises	275
Table 16.9	Mine water inflow	278
Table 16.10	Stage 1 dewatering pumps at SGX mine	278
Table 16.11	Second stage dewatering pumps at SGX mine	279
Table 16.12	Ying safety statistics FY2024 and FY2025	284
Table 16.13	Ying Mines LOM development schedule by fiscal year (FY)	287
Table 16.14	Ying mines production rate summary	288
Table 16.15	Ying mines production Q4 FY2023 to Q3 FY2026	289
Table 16.16	Ying Mines LOM production plan	291
Table 16.17	Mineral Reserve to production reconciliation: January 2023 – December 2025	294
Table 17.1	Processing Plants 1 and 2 - summary of current capacities	297
Table 17.2	Ore supply to Plants 1 and 2 from FY2020 to FY2025	299
Table 17.3	Average mill feed grades by mine - FY2025	300
Table 17.4	Concentrate production by mine - FY2025	300
Table 17.5	Concentrate quality by year - FY2020 to FY2025	301
Table 17.6	Overall metal recovery by year - FY2020 to FY2025	302
Table 17.7	SGX mine – ore processed – actual mass balance (FY2025)	303
Table 17.8	HZG mine – ore processed – actual mass balance (FY2025)	303
Table 17.9	HPG mine – ore processed – actual mass balance (FY2025)	303
Table 17.10	TLP mine - ore processed – actual mass balance (FY2025)	303
Table 17.11	LME mine - ore processed - actual mass balance (FY2025)	304
Table 17.12	LMW mine – ore processed – actual mass balance (FY2025)	304
Table 17.13	DCG mine – ore processed – actual mass balance (FY2025)	304
Table 17.14	Flotation feed: ore grade and recovery (FY2025)	305
Table 17.15	Flotation feed: tonnes to plants (FY2025)*	306
Table 17.16	LOM mill feed schedule from 1 January 2026	307
Table 17.17	Design mass balance at Plant 1 (daily basis)	312
Table 17.18	Flotation feed: ore grade vs. recovery - FY2025 (Plant 1)	313
Table 17.19	Design mass balance for Plant 2 Phase I - Pb / Zn ore	318
Table 17.20	Flotation feeds: ore grade vs. recovery - FY2025 (Plant 2)	318
Table 17.21	Mass balance for locked cycle test of Ag-Pb-Zn ore	321
Table 17.22	Mass balance for locked cycle test of Ag-Pb ore	321

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
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Table 18.1	Major characteristics TSF1 and TSF2	330
Table 18.2	Number of instruments installed on TSF1 and TSF2	334
Table 18.3	Dam Classification System (as per GB 39496 – 2020)	336
Table 18.4	Silvercorp table: Testing methods for tailings dam materials	344
Table 18.5	Waste dumps at the Ying project	345
Table 18.6	Example groundwater test results	351
Table 18.7	Dam and diversion tunnels in the Ying district	354
Table 19.1	Key elements of smelter contracts	361
Table 19.2	Ying lead concentrate	363
Table 19.3	Ying zinc concentrate	364
Table 20.1	Water environmental monitoring plans for Ying mining area	368
Table 20.2	January 2024 to December 2025 example monitoring results, surface water (Yellow River Basin Environmental Monitoring Centre)	369
Table 20.3	January 2024 to December 2025 example monitoring results, surface water (Luoyang Liming Testing Company)	371
Table 20.4	Results summary of groundwater tests (Luoyang Liming Testing Company)	371
Table 20.5	Mine water monitoring results (Luoyang Liming Testing Company)	372
Table 20.6	Sewage water monitoring results (Luoyang Liming Testing Company)	372
Table 20.7	Expenditures on reclamation and remediation from FY2016 to FY2025 (CNY ‘000)	378
Table 21.1	Projected Ying LOM Capex (US$M)	381
Table 21.2	Projected Ying LOM Opex (US$M and US$/t)	385
Table 22.1	Ying Mines LOM production schedule	389
Table 22.2	Ying LOM economic projection	391

Figures

Figure 1.1	Ying pre-tax NPV sensitivity	xxix
Figure 4.1	Location of Ying Property	60
Figure 4.2	Location of the approved mining licenses in the Ying Project	61
Figure 4.3	Location of approved mining license for KP Project	62
Figure 5.1	Ying Project mine and mill locations	65
Figure 7.1	Geology of Western Henan Province and location of Ying Property	69
Figure 7.2	Ying Project mining licenses and mineralized vein systems	71
Figure 7.3	KP Project mining licenses and mineralized vein systems	72
Figure 7.4	Tunnels and veins in the SGX area	76
Figure 7.5	Cross section on Line 2, SGX	77
Figure 7.6	Tunnels and veins in the HZG area	79
Figure 7.7	Tunnels and veins in the HPG area	81
Figure 7.8	Distribution of mineralized veins in the TLP-LM area	82
Figure 7.9	Tunnels and veins in the DCG area	86
Figure 7.10	Tunnels and veins in the KP area	88

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
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Figure 9.1	Longitudinal projection of Vein S8, SGX	99
Figure 9.2	Longitudinal projection of Vein HZ26, HZG	101
Figure 9.3	Longitudinal projection of Vein H15, HPG	103
Figure 9.4	Longitudinal projection of Vein T3, TLP	105
Figure 9.5	Longitudinal projection of Vein LM5, LME	107
Figure 9.6	Longitudinal projection of Vein LM7, LMW	110
Figure 9.7	Longitudinal projection of Vein C76, DCG	112
Figure 9.8	Longitudinal projection of Vein K4, KP	114
Figure 11.1	Ying sampling processing, logging, and storage facilities	137
Figure 11.2	SGS Tianjin jaw crusher and RSD	139
Figure 11.3	Summary control chart for CDN-ME-1811 (Ag)	148
Figure 11.4	Summary control chart for CDN-ME-1903 (Ag)	148
Figure 11.5	Summary control chart for CDN-ME-1808 (Pb)	150
Figure 11.6	Summary control chart for CDN-ME-2204 (Pb)	150
Figure 11.7	Summary control chart for CDN-ME-1708 (Zn)	152
Figure 11.8	Summary control chart for CDN-ME-2312 (Zn)	152
Figure 11.9	Summary control chart for CDN-ME-2202 (Zn)	153
Figure 11.10	Summary control chart for CDN-ME-1808 (Cu)	154
Figure 11.11	Coarse blank control chart (Ag)	158
Figure 11.12	Coarse blank control chart (Pb)	158
Figure 11.13	Coarse blank control chart (Zn)	158
Figure 11.14	Ying field duplicate RPD and scatter plots of Ag (channel samples)	163
Figure 11.15	Ying field duplicate RPD and scatter plots of Pb (channel samples)	163
Figure 11.16	Ying field duplicate RPD and scatter plots of Zn (channel samples)	164
Figure 11.17	Ying umpire RPD and scatter plots of Ag (UG samples, Site Lab, SGS Umpire Lab)	165
Figure 11.18	Ying umpire RPD and scatter plots of Pb (UG samples, Site Lab, SGS Umpire Lab)	166
Figure 11.19	Ying umpire RPD and scatter plots of Zn (UG samples, Site Lab, SGS Umpire Lab)	166
Figure 11.20	Summary control chart for CDN-ME-1811 (Ag)	170
Figure 11.21	Summary control chart for CDN-ME-2001 (Ag)	170
Figure 11.22	KP Project – 2022 drilling duplicate scatter plot	171
Figure 11.23	KP Project – 2022 drilling umpire scatter plot	172
Figure 13.1	Distribution of silver minerals and silver-bearing minerals	186
Figure 13.2	Locked cycle flotation flow sheet (SGX mineralization)	191
Figure 13.3	Locked cycle gravity separation and flotation flow sheet (HPG mineralization)	193
Figure 13.4	Ore sorting circuit at Plant 2 – crushing and screening	197
Figure 13.5	Ore sorting circuit at Plant 2 – sorting units (2)	198
Figure 14.1	3D view of the SGX mineralization wireframes	204
Figure 14.2	3D view of the HZG mineralization wireframes	205
Figure 14.3	3D view of the HPG mineralization wireframes	205

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Figure 14.4	3D view of the TLP mineralization wireframes	206
Figure 14.5	3D view of the LME mineralization wireframes	206
Figure 14.6	3D view of the LMW mineralization wireframes	207
Figure 14.7	3D view of the DCG mineralization wireframes	207
Figure 14.8	3D view of the KP mineralization wireframes	208
Figure 14.9	SGX mineralized sample length histogram	209
Figure 14.10	SGX deposit: Vein S8 - Silver histogram and log probability plot - grade capping	211
Figure 14.11	Mining depletion longitudinal projection SGX mine: Vein S8	219
Figure 14.12	Mineral Resource classification longitudinal projection SGX mine: Vein S8	220
Figure 14.13	Silver equivalent grade longitudinal projection SGX mine: Vein S8	221
Figure 14.14	Silver equivalent grade longitudinal projection TLP mine: Vein T3	222
Figure 14.15	S8 silver swath plot along strike	223
Figure 14.16	S8 silver swath plot down-dip	223
Figure 14.17	S8 lead swath plot along strike	224
Figure 14.18	S8 lead swath plot down-dip	224
Figure 14.19	S8 zinc swath plot along strike	225
Figure 14.20	S8 zinc swath plot down-dip	225
Figure 14.21	Vein thickness of the TLP_T3 vein	226
Figure 14.22	TLP_T3 showing the HW dilution that has been added to achieve 0.4 m minimum thickness	227
Figure 14.23	SGX - Vein S8 vertical long section projection Mineral Resource	228
Figure 14.24	HZG - Vein HZ26 vertical long section projection Mineral Resource	229
Figure 14.25	HPG - Vein H15 vertical long section projection Mineral Resource	230
Figure 14.26	TLP - Vein T3 vertical long section projection Mineral Resource	231
Figure 14.27	LME - Vein LM5 vertical long section projection Mineral Resource	232
Figure 14.28	LMW - Vein LM7 vertical long section projection Mineral Resource	233
Figure 14.29	DCG - Vein C76 oblique section projection Mineral Resource	234
Figure 14.30	KP - Vein K4 oblique section projection Mineral Resource	235
Figure 16.1	Ying Property mines locations	252
Figure 16.2	Ying Project mine and mill locations	253
Figure 16.3	Portal and ramp at SGX mine	260
Figure 16.4	SGX mine design	261
Figure 16.5	TLP mine – A26 shrinkage stope	262
Figure 16.6	Shrinkage stoping method	263
Figure 16.7	SGX mine – 12A resuing stope	264
Figure 16.8	Resue stoping method	265
Figure 16.9	LMW mine – LM50 room and pillar stope	266
Figure 16.10	Room and pillar mining method	267
Figure 16.11	1-yd LHD at HPG B8 stope	268

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Silvercorp Metals Inc.	0725073

Figure 16.12	Ying rail cars	270
Figure 16.13	SGX ventilation system diagram looking North 65° West	275
Figure 16.14	Binder silo at LMW paste backfill plant	277
Figure 16.15	Ying Mines LOM production	293
Figure 17.1	Tonnes milled production trend - FY2020 to FY2025	299
Figure 17.2	Overall metal recovery to concentrate - FY2020 to FY2025	302
Figure 17.3	General view photos (Plant 1)	308
Figure 17.4	Flowsheet (Plant 1)	309
Figure 17.5	General view photos (Plant 2)	313
Figure 17.6	Flowsheet for Plant 2	315
Figure 17.7	Flowsheet for Plant 3	320
Figure 18.1	Arrangement of Ying TSFs	326
Figure 18.2	View of downstream face of TSF2	328
Figure 18.3	View of downstream face of TSF2 Starter Dam	329
Figure 18.4	Discharging finger drain	330
Figure 18.5	Upstream toe drain outlet pipe – TSF1	331
Figure 18.6	Upstream toe drain outlet pipes – TSF2	332
Figure 18.7	Tailings discharge along crest of TSF2	332
Figure 18.8	Operational decant tower in TSF2	333
Figure 18.9	TSF monitoring data displayed in the control room	334
Figure 18.10	TSF3 embankment	338
Figure 18.11	TSF3 impoundment	339
Figure 18.12	Hongfa Aggregate Plant at the Ying site	345
Figure 18.13	Electric vehicles	348
Figure 18.14	Ying underground tunnel routes	349
Figure 18.15	Transport route from KP to Ying mill site	350
Figure 18.16	SGX water treatment plant	352
Figure 18.17	Central monitoring room	357
Figure 18.18	Carbon monoxide senser at underground noxious gas monitoring system	358
Figure 18.19	Modular base station at underground personnel positioning system	359
Figure 22.1	Ying pre-tax NPV sensitivity	392

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Silvercorp Metals Inc.	0725073

2	Introduction

AMC Mining Consultants (Canada) Ltd. (AMC) was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare a Technical Report (2026 Technical Report or Technical Report) on the Ying silver-lead-zinc-gold property (Property) in Henan Province, China, encompassing the Ying Project (SGX, HZG, HPG, TLP, LME, LMW, and DCG underground mines) and the Kuanping Project (KP underground mine start-up).

AMC has previously prepared Technical Reports on the Property in 2024 (filed 28 August 2024, effective date 16 July 2024); 2022 (filed 4 November 2022, effective date 20 September 2022); 2020 (filed 14 October 2020, effective date 31 July 2020); 2017 (filed 24 February 2017, effective date 31 December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

Table 2.1 indicates persons who prepared or contributed to the 2026 Technical Report.

This Technical Report has been produced in accordance with the Standards of Disclosure for Mineral Projects (effective 9 June 2023) as contained in National Instrument 43-101 (NI 43-101) and accompanying policies and documents. NI 43-101 utilizes the definitions and categories of Mineral Resources and Mineral Reserves as set out in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves 2014 (CIM 2014).

Table 2.1	Persons who prepared or contributed to this Technical Report

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of report*
Mr HA Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	12 - 14 May 2026	P.Eng. (BC), P.Eng. (ON), P.Eng. (AB), P.Eng. (NT)	2 - 6, 15, 16, 20, 21, 22, 24, and parts of 1, 12.1, 18, 19, 25, 26, and 27
Dr GK Vartell	Technical Lead Geosciences / Senior Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	13 - 20 Jul 2016	P.Geo. (BC)	7, 9 ,10, 23, and parts of 1, 12, 25, 26, and 27
Mr S Robinson	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	26 - 29 Feb 2024	P.Geo. (BC), P.Geo. (ON), MAIG	8 and parts of 1, 12.1, 12.2, 25, 26, and 27
Mr JE Glanvill	Principal Geologist	AMC Consultants (UK) Limited	Yes	12 - 14 May 2026	Pr.Sci.Nat.	Parts of 1, 12.1, 12.2, 14, 25, 26, and 27
Mr A Wilkins	Principal Geologist	AMC Consultants (UK) Limited.	Yes	None	CGeol, EurGeol	Parts of 1, 14, 25, 26, and 27
Dr RC Stewart	Senior Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	None	P.Geo. (BC)	Parts of 1, 14, 25, 26, and 27
Mr B Nielsen	Senior Geologist	AMC Consultants Pty Ltd	Yes	None	MAIG	Parts of 1, 14, 25, 26, and 27
Mr M Kent	Principal Geologist	AMC Consultants Pty Ltd	Yes	None	FAusIMM	Parts of 1, 14, 25, 26, and 27

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Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of report*
Mr R Carlson	Technical Lead Geosciences / Principal Geologist	AMC Consultants Pty Ltd	Yes	None	FAIG, RPGeo	11 and parts of 1, 25, 26, and 27
Mr RJ Chesher	Senior Principal Consultant (Metallurgy)	AMC Consultants Pty Ltd	Yes	12 - 14 May 2026	FAusIMM (CP)	13, 17, and parts of 1, 12.1, 19, 25, 26, and 27
Mr D Claffey	Principal Consultant	Hillerton Consulting Ltd.	Yes	26 - 29 Feb 2024	MIEAust, CPEng	Parts of 1, 12.1, 18, 25, 26, and 27
Other experts who assisted the Qualified Persons
Expert	Position	Employer	Independent of Silvercorp?	Visited site	Sections of report
Mr G Ma	Senior Geologist	Silvercorp Metals Inc.	No	Since 2018	General
Mr S Hong	VP, China Operation	Silvercorp Metals Inc.	No	Since 2015	Part of 16, 18
Mr Y Liu	Chief Mining Engineer, Henan Found Ltd	Silvercorp Metals Inc.	No	Since June 2015	Part of 16
Mr T Zhang	Senior Metallurgical Engineer	Silvercorp Metals Inc.	No	Since July 2020	Parts of 13 and 17
Ms W Wang	Interim Chief Financial Officer	Silvercorp Metals Inc.	No	Since August 2024	Parts of 4, 19, 21, 22
Mr Y Wang	Engineer	Silvercorp Metals Inc.	No	Since October 2010	Part of 20

*Note: For Section 14, Mr Wilkins is responsible for the SGX and DCG estimates. Mr Kent is responsible for the HZG estimate. Mr Nielson is responsible for the HPG and LME estimates. Mr Glanvill is responsible for the TLP and KP estimates. Dr Stewart is responsible for the LMW estimate. Mr Smith is responsible for Section 18, other than for the TSFs discussion, for which Mr Claffey takes responsibility. For other sections where QPs are indicated as having part responsibility, that responsibility reflects their individual area of expertise, whether geological, mining, metallurgical, or other.

The authors of the Technical Report acknowledge the numerous contributions from Silvercorp in the preparation of this report and are particularly appreciative of the prompt and willing assistance of Mr G. Ma.

The eleven authors of the Technical Report are independent Qualified Persons (QPs). Six of the authors have visited the Ying Property. The latest visit, by AMC QPs Mr HA Smith, Mr RJ Chesher, and Mr JE Glanvill, was in May 2026. The immediately preceding AMC visit, by Mr HA Smith, Mr S Robinson, Mr RJ Chesher, and Mr D Claffey, was in February 2024. The latest AMC visit by Dr GK Vartell was in July 2016. During the site visits, aspects of the project have been examined by the QPs, including drill core, exploration sites, underground workings, processing plant, laboratory, tailings management facilities, and other surface infrastructure.

Silvercorp is a Canadian mining company focused on producing silver, lead, zinc, and gold metals in concentrates from mines in China. It is listed on both the TSE and NYSE as SVM. Through wholly owned subsidiaries, Silvercorp has an effective interest of 77.5 percent (%) in the SGX, HZG, TLP, LMW, and DCG mines, and the KP Project, and 80% in the HPG and LME mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. The QPs are aware of no known or recognized environmental issues that might preclude or inhibit a mining operation in this area.

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The Ying Project is about 240 kilometres (km) west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The city of Luoning is about 56 km by paved roads from Silvercorp’s Ying mill site. The KP Project is 34 km south-east of Sanmenxia City, Henan Province and 30 km north of the Ying Mill Complex. The Project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Silver-lead-zinc mineralization in the Ying Project area has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, the TLP / LMW / LME projects in late 2007, and the KP Project in late 2021. Mining and processing output has risen in recent years, with production close to 650,000 tonnes per annum (tpa) from FY2021 through FY2022, 773,000 tpa in FY2023, 827,000 tpa in FY2024, and just over 1,000,000 tpa in FY2025. The QP notes that the Silvercorp fiscal year (FY) begins in April, thus FY2025 runs from 1 April 2024 to 31 March 2025.

The current Technical Report provides an update to the Mineral Resource and Mineral Reserve estimates, incorporating new drilling and underground channel sample results and updated depletion due to mining. The Mineral Resources and Mineral Reserves are reported with an effective date 31 December 2025.

In preparing this report, the QPs relied on various geological maps, reports, and other technical information provided by Silvercorp.

The QPs reviewed and analyzed the data received, and drew their own conclusions, augmented by direct field observations and knowledge of the Property, and of the results of recent detailed communication with key Silvercorp personnel. Specific documents referenced in this report are listed in Section 27 References.

Much of the geological information in this report was originally written in Chinese. Translations of key technical documents and data into English were provided by Silvercorp. The independent QPs are not Chinese speaking but have no reason to believe that the translations are not credible and generally reliable but cannot attest to their absolute accuracy.

Unless otherwise stated:

•	All currency amounts and commodity prices are in US dollars (US$). Where Chinese Yuan (CNY) are stated, an exchange rate of US$1 = CNY 7.00 is assumed.

•	Quantities are in metric (SI) units.

•	Years are Silvercorp fiscal years (1 April to 31 March) unless otherwise stated.

•	Tonnes are dry tonnes unless otherwise stated.

This report includes the tabulation of numerical data, which involves a degree of rounding for the purpose of Mineral Resource and Mineral Reserve reporting. The QPs do not consider any rounding of the numerical data to be material to the reporting results.

This report is dated 12 June 2026 and has an effective date of 18 May 2026.

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3	Reliance on other experts

The QPs have relied, in respect of legal aspects, upon the work of the Expert listed below. To the extent permitted under National Instrument 43-101 (NI 43-101), the QPs disclaim responsibility for the relevant section of the Report.

•	Expert: JunHee LLP, Beijing 100005, China, as advised in a letter of 18 May 2026 to Silvercorp Metals Inc.

•	Report, opinion, or statement relied upon: Information on mineral tenure and status, and title issues.

•	Extent of reliance: Full reliance following a review by the QPs.

•	Portion of Technical Report to which disclaimer applies: Relevant portion of Section 4.

The QPs have relied, in respect of legal tenure of Mining Permit depths, upon the work of the Expert listed below. To the extent permitted under NI 43-101, the QPs disclaim responsibility for the relevant sections of the Report.

•	Expert: JunHee LLP, Beijing 100005, China, as advised in a letter of 18 May 2026 to Silvercorp Metals Inc.

•	Report, opinion, or statement relied upon: Information on Mining Permit coordinate levels (depth extents).

•	Extent of reliance: Full reliance following a review by the QPs.

•	Portion of Technical Report to which disclaimer applies: Relevant portions of Section 14.11.

The QPs have relied, in respect of environmental studies, permitting, and social or community impact aspects, upon the work of the Experts listed below. To the extent permitted under NI 43-101, the QPs disclaim responsibility for the relevant section of the Report.

•	Experts: Mr Guoliang Ma and Mr Yang Wang of Silvercorp Metals Inc.

•	Report, opinion, or statement relied upon: Information on environmental studies, permitting, and social or community impact aspects.

•	Extent of reliance: Full reliance following a review by the QPs.

•	Portion of Technical Report to which disclaimer applies: Section 20.

The QPs have relied, in respect of royalty obligations, government fee, Mineral Resources tax and other taxes, and metal payable arrangements, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the QPs disclaim responsibility for the relevant sections of the Report.

•	Expert: Ms Winne Wang, Interim Chief Financial Officer, Silvercorp Metals Inc.

•	Report, opinion, or statement relied upon: Information on royalty obligations, government fee, Mineral Resources tax and other taxes, and metal payable arrangements.

•	Extent of reliance: Full reliance following a review by the QPs.

•	Portion of Technical Report to which disclaimer applies: Relevant portions of Sections 4, 19, 21, and 22.

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Silvercorp Metals Inc.	0725073

4	Property description and location

4.1	Property location

The Ying Property consists of the Ying Project and the KP Project.

The Ying Project is situated in central China in western Henan Province near the town of Luoning (Figure 4.1). The term “Ying Project” is used to describe a 100 square kilometres (sq km) rectangular area bounded by latitude 34 degrees (°) 07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this area, Silvercorp has three principal centres of operation, within which seven mining projects are located. Ore from all mining projects is hauled to the Mill Complex for processing.

The KP Project is located in Dianzi Township, Shanzhou District, and is 34 km to the south-east of Sanmenxia City, Henan Province, and 30 km to the north of the Ying Mill Complex. The centre of the project is at latitude 34°31′33″ and longitude 111°19′37″ (Figure 4.1).

Figure 4.1	Location of Ying Property

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4.2	Ownership

Silvercorp, through its wholly owned subsidiary Victor Mining Ltd, is party to a cooperative joint venture agreement dated 12 April 2004 under which it earned a 77.5% interest in Henan Found Mining Co. Ltd (Henan Found), the Chinese company holding (with other assets) the SGX, HZG, TLP, LMW, and DCG projects. In addition, Silvercorp, through its wholly owned subsidiary Victor Resources Ltd, is party to a cooperative agreement dated 31 March 2006, and an amendment to the Joint Operating Contract dated 11 May 2007, under which it obtained a 80% interest in Henan Huawei Mining Co. Ltd (Henan Huawei), the beneficiary owner of the project in Haopinggou (the HPG Project) and the project in Longmen (the LME Project). Henan Found also holds a 100% interest in Henan Xinbaoyuan Mining Co. Ltd., which holds a 100% interest in the Kuanping silver-lead-zinc-gold project (the “KP Project”).

4.3	Mining licenses

The information supporting Figure 4.2, Figure 4.3, and Table 4.1 is contained in a letter provided to Silvercorp by JunHe LLP, Beijing, People’s Republic of China, and is referenced in Section 3.

The Ying Project is covered by four major contiguous mining licenses, as shown in Figure 4.2.

Figure 4.2	Location of the approved mining licenses in the Ying Project

Integrated Mining Permits
in the Ying Project
Dongcaogou Mining Permit
(19.7605 sq.km)
Haopinggou
Mining Permit
(6.2256 sq.km)
Yueliangou Mining Permit
(19.5616 sq.km)
Tieluping-Longmen Mining Permit
(22.6073 sq.km)
Excluded Areas
Transport Tunnel
SGX
HPG
DCG
TLP
LMW
LME
HZG
3784000 mN
3782000 mN
3780000 mN
LEGEND
Quaternary
Tertiary
Proterozoic Andesite
Archean Gneiss
Amphibolite
Quartz vein
Breccia
Diorite
Gabbro
Granite
Fault
Mineralized vein
Transport Tunnel
SILVERCORP Metals Inc.
YING MINE AREA
HENAN CHINA
Integrated Mining Permits
in the Ying Project
Drafted by WU
May 2026
SCALE
0
1
2km

Notes: Excluded areas on the map are believed to have no mineralization and are unclaimed or have been mined out or explored by another company with license not renewed. These areas have no impact on Silvercorp’s activities.

The KP Project is covered by one mining license, as shown in Figure 4.3.

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Figure 4.3	Location of approved mining license for KP Project

The mines in the Ying Project are located as follows:

•	The SGX and HZG lead-zinc-silver mines are within the Yuelianggou Mining License in the western part of the block.

•	The HPG lead-zinc-silver-gold mine is within the Haopinggou Mining License in the central western part of the block.

•	The TLP, LME, and LMW lead-silver mines are within the Tieluping-Longmen Mining License in the eastern part of the block.

•	The DCG gold-silver mine is within the Dongcaogou Mining License in the north-eastern part of the block.

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The total area of the four mining licenses is 68.1550 sq km. Table 4.1 lists their names, license numbers, areas, and expiry dates.

Table 4.1	Mining licenses for Ying Project

Area and license name	Mines	Mining license #	Sq km	ML expiry date
Yuelianggou Lead-zinc-silver Mine	SGX & HZG	C4100002009093210038549	19.5616	24 Sep 2035
Haopinggou Lead-zinc-silver-gold-copper Mine	HPG	C4100002016043210141863	6.2256	29 Apr 2028
Tieluping-Longmen Silver-lead-zinc Mine	TLP, LME, & LMW	XC4100002016064210142239	22.6073	26 Feb 2041
Dongcaogou Gold-silver Mine	DCG	C4100002015064210138848	19.7605	16 Jun 2037
Total			68.1550

The licenses indicate mining being permitted between prescribed elevations as follows:

•	Yuelianggou Mining License – 1,060 metres (m) and 0 m elevations

•	Haopinggou Mining License – 955 m and -232 m elevations

•	Tieluping-Longmen Mining License – 1,250 m and -92 m elevations

•	Doncaogou Mining License – 1,087 m and 390 m elevations

Table 4.2	Mining licenses for KP Project

Area and license name	Mines	Mining license #	Sq km	ML expiry date
Kuanping Silver-Gold-Lead-Zinc Mine	KP	C4100002022124211000099	6.9728	13 Mar 2029

The license indicates mining being permitted between prescribed elevations as follows:

•	Kuanping Silver-Gold Mine Mining License – 1,200 m and 800 m elevations

For the KP Project, underground mining for Au, Ag, Pb and Zn is permitted with capacity of 200 k tonnes per year.

Henan Found has engaged an accredited geological team to prepare the reports needed to apply for extensions of the four Ying Project mining permits to mine ore below the current permit lower limits.

Mining licenses are subject to mining-right usage fees, and applicable Mineral Resource taxes. The renewal of mining licenses and extending of mining depth and boundaries occurs in the ordinary course of business as long as Mineral Resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. The mining licenses give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. Safety certificates for Silvercorp’s mining activities have been issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the licenses, but Silvercorp has acquired or leased surface rights for mining and milling activities by effecting payment of a fee based on the appraised value of the land or negotiation. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

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China has an established Mining Code that defines the mining rights guaranteed by the government of China.

China has a 13% Value Added Tax (VAT) on sales of concentrates and on articles such as materials and supplies. The VAT paid on materials purchased for mining is returned to Silvercorp as an incentive to mine in China. There is no VAT on labour. In addition, Silvercorp also pays a VAT surtax, which amounts to approximately 1.6% of sales, and Mineral Resources tax is currently levied at approximately 3% of sales. The normal income tax rate in China is 25%. In 2020, Henan Found was recognized as a High and New Technology Enterprise (HNTE) and its effective income tax rate was reduced to 15% from 2020 to 2022. The recognition of a HNTE is good for three years, and can be renewed, subject to government approval, in the fourth year. In 2023, Henan Found renewed the recognition of a HNTE and continued to enjoy a reduced income tax rate from 2023 to 2025. In 2026, Henan Found has started the application for renewal of the HNTE designation and, as long as approval is granted by the end of the year, the reduced income tax rate will continue for 2026 to 2028.

There are no known or recognized environmental issues that might preclude or inhibit a mining operation in the Ying Property areas. Some major land purchases may be required in the future for mine infrastructure purposes (such as for additional processing plant requirements, waste disposal, offices and accommodations). There are no significant factors and risks that may affect access, title, or the right or ability to perform work on the Ying Property that are known at this time.

4.4	Prospecting licenses

In June 2023 Chinese laws regarding prospecting licenses were amended. In a document titled “Notice by the Ministry of Natural Resources of Further Improving the Administration of Registration of Mineral Resources Prospecting and Mining” (Document Number: No.4 [2023], issued on 5 June 2023), it was declared that “…(3) A holder of the mining rights is not required to apply for new registration of prospecting rights if the holder carries out the prospecting work in the deep and upper parts of the mining area”. Silvercorp is therefore no longer required to hold prospecting licenses to complete exploration activities within the current mining permits.

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5	Accessibility, climate, local resources, infrastructure, and physiography

5.1	Ying Project area

The district lies within rugged, deeply dissected mountainous terrain of the Xionger Mountain Range. Elevations range from 300 m to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25°, and have good bedrock exposure.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns, and small trees. At higher elevations the vegetation is denser, and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

The Ying Project area is about 240 km west-southwest of Zhengzhou (population 13.8 million), the capital city of Henan Province, and 145 km south-west of Luoyang (population 7.1 million), which is the nearest major city (see Section 4, Figure 4.1). Zhengzhou, the largest industrial city in the region, offers full-service facilities and daily air flights to Beijing, the capital of China, as well as to Shanghai and Hong Kong. The city of Luoning (population 374,000), is about 56 km by paved roads from the Ying mill site, which is located to the north of the mining license areas. The mill site is about 15 km by paved road from the Guxian Reservoir (Figure 5.1). All the mine sites are accessed by paved roads.

Figure 5.1	Ying Project mine and mill locations

Guxian
19526000 mE
19530000 mE
19534000 mE
Silvercorp's
Central Milling Facility
No.2 Mill
No.1 Mill
Chongyang
Xiayu
3788000 mN
Guxian
Reservoir
3784000 mN
SGX
HPG
DCG
TLP
3780000 mN
LMW
LME
HZG
LEGEND
Quaternary
Tertiary
Proterozoic Andesite
Archean Gneiss
Amphibolite
Diorite
Gabbro
Granite
Fault
Transport Tunnel
Vein
N
SCALE
0
1
2km
SILVERCORP Metals Inc.
YING MINE AREA
HENAN CHINA
Project and Mill Locations
Updated by Yu
March 2024

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Note that the area in Figure 5.1 with the geology drape roughly corresponds to the outline of the Ying Project mining licenses. To increase haulage efficiency and facilitate environment-friendly operations, Silvercorp has driven haulage tunnels to connect the SGX and HPG mines, and from HPG to a road-access point closer to the mill sites. The SGX, HZG, HPG, TLP, LME, LMW, and DCG mines all have road access. Currently all ore is hauled to the mill using trucks.

The area has a continental, sub-tropical climate with four distinct seasons. Temperatures have a typical annual range of -10°Celsius (C) to 38°C and an annual average of 15°C, with local changes dependent on elevation. The annual precipitation averages 900 millimetres (mm), occurring mostly in the July to September rainy season and supplemented by snow and frost occurring from November to March. The mines and associated facilities operate year-round.

Silvercorp has sufficient surface rights to operate the Ying mines and mills. There are major power grids adjacent to the Property, including a power line extending to the SGX Area. Adjacent to the Ying Project is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary of the Yellow River. Sufficient manpower is available to serve most exploration or mining operations. The steep valleys form natural reservoirs for mine tailings and waste dumps. See Section 18 for further discussion of project infrastructure.

5.2	KP Project area

The KP Project mining area is located in a hilly-to-mid-low mountainous region, with the lowest elevation at 78 m and the highest at 378 m (Jilongding). Generally, the area belongs to the Xiaoshan Range of the Qinling Mountains, featuring steep terrain and significant relative elevation differences. The highest point in the area reaches 1,265 m, while the lowest is 825 m, with most areas around 1,000 m. The region generally has higher elevations in the north and south and lower in the centre, with mountain ranges and valleys predominantly running in a north-south direction. There are no major rivers in the area, and only a few mountain streams whose flow varies seasonally. Most of the region is covered by primeval forests, with well-developed vegetation.

The KP Project is situated about 30 km north of the Ying Mill Complex. Figures 4.1 and 4.3 show the KP Project area and its location relative to the Ying Project.

The KP mining area is connected by a highway passing through Dianzi and Gongqian, leading to Sanmenxia City. It intersects with the Longhai Railway, the Lianhuo Expressway, and National Highway 310, with a transport distance of 70 km to Sanmenxia Railway Station.

As the KP Project is close to the Ying Project area, its climatic conditions are similar to those described above.

The wider KP area has significant water resources, with the Hoh River Reservoir and Jianli Reservoir in reasonable proximity. In terms of power resources, the region contains the Sanmenxia Hydropower Station, which has five generating units with a total capacity of 25 megawatts and is connected to the North China Power Grid. Additionally, a 200,000-volt high-voltage transmission line passes through Zhangcun Township near the KP Project, with high-voltage circuits already extending to the Project area.

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6	History

6.1	Ying Project

6.1.1	Introduction

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous Technical Reports prepared in accordance with NI 43-101 (see Section 27 References).

6.1.2	Drilling

Prior to Silvercorp obtaining the rights to the SGX mine in 2004, there was little drilling work completed on the Ying Property. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-LM area by the No. 6 Nonferrous Geological Exploration Team of Henan Province from 1991 to 1994, and a test drilling program of two drillholes in the SGX area by the Henan Nonferrous Geological Exploration Bureau in 2003. The areas drilled by these drillholes have been mined out.

6.1.3	Ownership and production

Silvercorp acquired an interest in the SGX mine project in 2004. Subsequently, Silvercorp acquired the HZG, HPG, TLP, LM (LME and LMW), and DCG projects, all of which were previously held and operated by private Chinese companies.

The underground mine at HPG was initially constructed in April 1995, with a mining license issued in June 1996 to Huatai #1 company. The mine was shut down during 1997 and 1998. In 2001, new mining licenses were issued by the Henan Bureau of Land and Resources to Huatai #2 company (changing names on a mine license in China is difficult so the same name is used even though they are different companies). In 2004, Huatai #3 company acquired the mine, which reportedly produced 70,000 tonnes per annum (tpa) of ore from four principal underground levels. Ore was shipped to the Guxian Ore Processing Plant, owned by Huatai. In 2006, Silvercorp reached an agreement with Huatai #3, which included both the mine and the plant.

In 1998, a mining permit was issued for the TLP area to Tieluping Silver and Lead Mine of Luoning County. The mine produced 450 tonnes per day (tpd) of ore using shrinkage stoping methods. Ore was shipped to five small mills; lead concentrates were produced by conventional flotation methods. The government closed the mine in December 2006 due to health, safety, and environmental concerns. The operation is thought to have produced about 1.55 million tonnes of ore, although actual production and grades are unknown. Silvercorp acquired the TLP project from the owners in late 2007.

In 2002, a mining permit was issued for the LM area to Luoning Xinda Mineral Products Trade Co. Ltd. (Xinda), which allowed Xinda to mine 30,000 tonnes of silver-lead ore using shrinkage stoping methods. Ore was mined mainly from the 990 m to 838 m Levels and shipped to a local custom mill for processing by conventional flotation. Reported production for the operation was 120,206 tonnes of ore averaging 257.06 grams per tonne (g/t) silver (Ag) and 7.04% lead (Pb). Silvercorp acquired the LM project from the owners in late 2007.

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Two exploration permits for the original Dongcaogou Gold-Silver Deposit and the adjacent Ximiao-Leileishi Gold Deposit to the west were acquired by Silvercorp in August 2006 and June 2007, respectively. In February 2013, the Department of Land and Resources of Henan Province approved the delimitation of the mining area of Dongcaogou Gold and Silver Mine (DCG), which combined the original Dongcaogou Gold-Silver Deposit and the Ximiao-Leileishi Gold Deposit. On 15 June 2015, the Department of Land and Resources of Henan Province issued the DCG mining license with the validity period from 15 June 2015 to 15 June 2025; that license has since been renewed, with a current expiry date of 16 June 2037.

6.1.4	Historical Mineral Resource and Mineral Reserve estimates

Silvercorp acquired its interests in the Ying Project between 2004 and 2007. Any Mineral Resource or Mineral Reserve estimates that pre-date Silvercorp’s involvement are not considered by the QPs to be information that is material to the Technical Report.

6.2	KP Project

6.2.1	Introduction

The KP mining area in Dongcha Kuanping, Shanxian County, Henan Province, was first established on 17 May 2002, with the original prospecting rights holder being Anyang Xing'an Mining Services Co., Ltd., and the original exploration license number being 4v100000210091. In May 2008, Anyang Xing'an Mining Services Co. Ltd. transferred the mining rights to the First Geological Brigade of the Henan Bureau of Nonferrous Metals Geological and Mineral Resources. In September 2011, the First Geological Brigade further consolidated the mining rights under the name of Shanxian County Xinbaoyuan Mining Co. Ltd.

On 13 October 2021, Silvercorp, through a 100% owned subsidiary of Henan Found Mining Co. Ltd., Silvercorp’s 77.5% owned subsidiary, won an online open auction to acquire a 100% interest in the KP Project.

6.2.2	Exploration

From 2006 to 2008, the First Geological Brigade of the Henan Bureau of Nonferrous Metal Geology and Mineral Resources (FGB) conducted a comprehensive survey and detailed investigation in the KP area, basically identifying the types, intensity, distribution, and scale of mineralization of veins in the area. A systematic surface trench exploration project was carried out and delineated one gold vein and two silver veins, and some pit exploration projects and civil tunnel clearing work were put into operation. In April 2008, the "Detailed Survey Report on Gold Mines in Dongcha Kuanping Mining Area, Shanxian County, Henan Province" was completed by the FGB.

This historical exploration is further discussed in Section 9.2.

6.2.3	Drilling

As of 2011, the FGB had drilled a total of 11,391 m in 55 holes on the KP Project from surface set-ups. This drilling is further discussed in Section 10.

6.2.4	Production

There is no historical production from the KP Project.

6.2.5	Historical Mineral Resource and Mineral Reserve estimates

Silvercorp acquired its interests in the KP Project in 2021. Any Mineral Resource or Mineral Reserve estimates that pre-date Silvercorp’s involvement are not considered by the QPs to be information that is material to the Technical Report.

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7	Geological setting and mineralization

7.1	Regional geology

The Property is situated in the 300 km long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Figure 7.1 shows the regional geology and location of the Ying District in which the Property is situated.

Figure 7.1	Geology of Western Henan Province and location of Ying Property

YING PROJECT
KP PROJECT
Xiaoqinling
Gold Belt
Yellow River
Zhengzhou
Luoyang
Luo-He River
Luoning
Ruyang
Lushi
Qinling Orogenic Belt
SCALE
0 10 20KM
Neixiang
Nanyang
111°
112°
113°
34°
33°
N
People's Republic
of China
Beijing
Henan
Henan
LEGEND
Cenozoic Erathem
Cretaceous
Jurassic
Triassic
Early Paleozoic
Late Paleozoic
Early Paleozoic - Late Paleozoic
Early Proterozoic
Early Proterozoic - Middle Proterozoic
Middle Proterozoic
Late Proterozoic
Archean
Felsic Intrusive
Intermediate intrusive
Mafic Instrusive
SILVERCORP Metals Inc.
YING PROPERTY
HENAN CHINA
GEOLOGY AND LOCATION MAP
OF WESTERN HENAN
Updated by Wu
March 2026

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The northern continental plate, the North China Plate, covers all of Henan Province and most parts of North China, while the southern plate, the Yangtze Plate, covers most part of South China. Rocks along the orogenic belt between the two major tectonic plates are strongly folded and faulted, offering optimal structural conditions for the emplacement of mineral deposits. Several operating silver-lead-zinc mines, including those on the Property, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros, and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic to Cenozoic age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either north-west or north-east. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation, and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt. At least three important north-northeast trending mineralized fault zones are identified in the Ying Property:

•	Heigou-Luan-Weimosi deep-seated fault zone

•	Waxuezi-Qiaoduan fault zone

•	Zhuyangguan-Xiaguan fault zone

7.2	Property geology

7.2.1	Ying Project

The Archean basement that underlies the Property consists primarily of highly metamorphosed mafic to felsic gneisses derived from mafic to felsic volcanic and sedimentary rock units as shown in Figure 7.2. The lowest part of the basement sequence is a 1 km thick mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30° to 60° south-east. This sequence is overlain by a much thicker sequence of thin-bedded quartz-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (greater than (>) 70°) “detachment” fault-shear zone. The greenstones have been folded, and dip steeply toward the north-east and south-west. The basement gneisses are commonly tightly folded with boudins abundant near the mafic gneiss-feldspathic gneiss contact. Small granite porphyry stocks of Proterozoic to Paleozoic age locally intrude the gneisses.

All of these lithologies are extensively cut by high-angle, mostly west-dipping conjugate faults. These faults trend generally north-east, varying from mostly north to north-northeast on the west side of the district, to north-east with occasional north and rare north-west on the east side of the district. The faults are commonly near-vertical, with steep dips in either direction, and they are occasionally filled with swarms of younger andesitic to basaltic diabase dikes. Repeated movement on the faults has offered the openings which host all of the district’s important silver-lead-zinc veins.

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Figure 7.2	Ying Project mining licenses and mineralized vein systems

Integrated Mining Permits in the Ying Project
N
19532000 mE
19534000 mE
3784000 mN
3782000 mN
3780000 mN
Dongcaogou Mining Permit
(19.7605 sq.km)
Haopinggou Mining Permit
(6.2256 sq.km)
Yueliangou Mining Permit
(19.5616 sq.km)
Tieluping-Longmen Mining Permit
(22.6073 sq.km)
HPG
SGX
DCG
TLP
LMW
LME
HZG
Transport Tunnel
Excluded Areas
Excluded Areas
Excluded Areas
LEGEND
Quaternary
Tertiary
Proterozoic Andesite
Archean Gneiss
Amphibolite
Quartz vein
Breccia
Diorite
Gabbro
Granite
Fault
Mineralized vein
Transport Tunnel
SILVERCORP Metals Inc.
YING MINE AREA
HENAN CHINA
Integrated Mining Permits in the Ying Project
Drafted by WU
May 2026
SCALE
0
1
2km

7.2.2	KP Project

The Kuanping Silver Gold Mining Area in Shaanzhou District is located in the north-east section of the Xiaoshan area, belonging to the southern margin of the Huaxiong terrane of the North China Block within the Xiaoshan fault uplift. The fourth level structural units in the area are mainly the Xiaoshan fault uplift and the Lushi Luoning fault depression. The fault uplift area is a metamorphic core complex structure with a typical double-layer structure. The crystalline basement of the core is the ancient metamorphic rock series of the Taihua Group in the Precambrian period. The eastern and western layers, as well as the southern cover layer, are a set of shallow marine clastic rock formations and neutral volcanic rock formations in the lower section of the Xiong'er Group of the Changcheng System in the Middle Proterozoic era. The magmatic activity in the area was frequent, with strong metamorphic deformation and developed fault structures. There are many polymetallic deposits and showings of gold, silver, lead, and zinc mineralization, with clear geochemical anomalies of polymetallic elements.

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Figure 7.3	KP Project mining licenses and mineralized vein systems

7.3	Mineralization

7.3.1	Overview

The Ying Property contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply dipping, fault-fissure zones which cut Archean gneiss and greenstone. To date, significant mineralization has been defined in at least 591 discrete vein structures, and many other smaller veins have been found but not, as yet well explored. Beside HPG, which contains grades of around 1.5 g/t gold (Au) in the ore veins, 38 veins contain high levels of gold and various levels of silver and base metals. These gold veins are shown in Table 7.1.

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Table 7.1	Discrete gold-rich veins on the Property

Mine	Vein	Mine	Vein
SGX	S16W	LME	LM4E2
	S18E	TLP	T50
	S21		T51
	S74		T52
LMW	LM21		T53
	LM22	DCG	C76
	LM26		C9_1
	LM27		C9_2
	LM28		C9_3
	LM28a		C9_4
	LM50		C9_5
	LM50_3		C9_6
	LM51		C9E1
	LM52		C9E3
	LM53		C9W1
LM54
LM54_1
LM54_2
LM55
LM58
LM58_1
LM59
LM59_2

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or occur as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The silver-lead-zinc-rich quartz-carbonate vein systems consist of narrow, tabular, or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. “Swells” formed in structural dilatant zones along the veins often forming mineralized “shoots”. At the SGX mine, these shoots range from 30 m to more than 60 m in vertical and horizontal dimensions over true vein widths up to 5.5 m. The vertical dimension of the SGX shoots is commonly twice or more the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

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The silver-lead-zinc-rich vein systems of the various mine areas in the district are also generally similar in mineralogy. Slight differences between some of the separate mine areas and between the different vein systems within each area have been attributed to district-scale mineral zonation at different levels within the mineralized system. This subtle zonation is thought to be perhaps analogous to the broad-scale zonation patterns observed in the Coeur d’Alene District (USA) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al., 2008 & 2010).

7.3.2	SGX area

Currently defined silver-lead-zinc mineralization in the SGX area occurs within 101 veins which occur in eight major and two minor vein systems. Four of the 101 veins contain high gold values. The five largest veins based on Measured and Indicated Mineral Resource tonnes, S8, S19, S7, S2, and S16W, account for 30% of this mineralization.

The SGX veins have been extensively mapped and sampled at various levels in the underground workings and by drilling. Results show that approximately 30% of the material filling the veins is strongly mineralized with massive, semi-massive, veinlet, and disseminated galena and sphalerite over widths ranging from 0.2 m to 5.5 m or more with a weighted average true width of 0.78 m. Other than galena and sphalerite, the most common metallic minerals are small amounts of pyrite, chalcopyrite, hematite, and very small amounts of wire silver, silver-bearing sulfosalts (mainly pyrargyrite), silver-bearing tetrahedrite (known as freibergite), and possibly acanthite (silver sulphide). The metallic minerals are confined to the veins where they occur as massive accumulations or disseminations. The galena mineralization often occurs as massive tabular lenses comprised of coarsely crystalline aggregates or fine-grained granular “steel galena” bodies, which can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions. Sphalerite, in its dark-coloured, iron-rich variety often known as “blackjack”, occurs with the galena as coarse bands or aggregates. Alternating bands of galena, sphalerite, pyrite, and quartz are common near the vein margins.

A detailed study of assay results of drill core and tunnelling samples from major vein structures in 2012 revealed the existence of wide alteration and mineralization zones with lower but economic grades of silver adjacent to some high-grade silver-lead-zinc vein structures, such as S2, S6, S1, S2W2, S14, and S16W1. These lower-grade zones have mostly been neglected in sampling programs before 2012 because of a lack of visible sulphides. An improved understanding of the geology, alteration, and mineralization of major vein structures has indicated that the boundaries of mineralization can no longer be based solely on visual geological mapping of vein contacts but also requires consideration of sampling results because of the silver content in adjoining alteration zones. As a result, average widths of defined mineralized zones have been substantially increased.

Several shoots in some of the SGX veins are unusually rich in silver relative to lead, containing from 131 to 343 g silver for each percent lead. This is a much greater amount of silver to lead than most other SGX veins. The silver in these shoots is thought to be carried mostly as a silver-rich, non-lead-bearing mineral such as freibergite, which is a dark-coloured metallic mineral that could easily be hidden within metallic granular masses of galena. Freibergite is also a copper-bearing mineral, and these shoots contain up to several percent of potentially valuable copper, because of the presence of freibergite.

There are four gold-rich veins defined at SGX: S11, S16W_Au, S18E, and S74. Vein S11 was modelled for the first time this year. The four gold rich veins are similar to the other veins at SGX. Veins S18E and S74 strike north-east and S16W_Au strikes north-south. They are all steeply dipping, with dip angles ranging between 65 - 80°, with dip direction of 315 - 335° for S18E and S74, and 85 - 110° for S16_Au. S11 is at the north-east of the resource area. It is steeply dipping, with dip angles around 86°, and dip direction of approximately 115°. Gold in these veins is dominated by electrum and kustelite in medium to fine grains in the fractures of sulphides, at the boundaries between sulphides and gangue minerals, or enclosed by sulphides. The typical grade of gold is around 0.5 g/t, with the highest gold assay in the modelled gold veins being 70.8 g/t gold.

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Gangue in the vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate gangue mineral is dominantly ankerite, whereas siderite is the most common carbonate gangue mineral in many other mesothermal silver-lead-zinc districts.

Wall rock alteration is commonly marked as a myriad of quartz veinlets which are accompanied by sericite, chlorite, silicification, and ankerite on fractures. Some retrograde alteration is present as epidote along fractures. Underground drilling suggests that many of the vein systems appear to either persist or strengthen at depth. Additionally, Broili et al., (2006) note that many of the veins exposed in underground workings are often significantly richer in silver-lead-zinc than the same veins exposed at the surface.

Figure 7.4 shows both the exploration and development tunnels (tunnels) and veins in the SGX area in plan. Figure 7.5 shows a cross section of SGX. Table 7.2 shows the attributes of the ten biggest veins.

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Figure 7.4	Tunnels and veins in the SGX area

3,783,500mN
523,000mE
523,500mE
524,000mE
524,500mE
3,783,000mN
3,782,500mN
3,782,000mN
3,781,500mN
3,781,000mN
N
W
E
S
CM105
CM105-2-Shaft
CM105-1-Shaft
CM105-1#
XPD-375
XPD-390
PD16
PD16-Shaft
CM101-Shaft
CM102-Shaft
CM102
XPD
PD700
2#
Legend
Mineralized Veins
Tunnel
Exploration Line
Shaft
100
0
100m
SILVERCORP METALS INC.
Ying Ag-Pb-Zn Project
Ying Property
Henan China
Tunnels and Veins
Level 400 at SGX Area

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Figure 7.5	Cross section on Line 2, SGX

Notes: The location of exploration line #2 is shown in Figure 7.4.

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Table 7.2	Dimensions and orientations of mineralized veins in the SGX area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dip direction (°)	Dip angle (°)	Average true thickness / range (m)
S8	3,200	875	845-(-30)	290-330	65-85	0.75(0.29-6.24)
S19	1,780	820	760-(-110)	293-325	70-85	0.80(0.30-8.89)
S7	1,900	800	825-(-10)	286-319	61-88	0.96(0.38-6.05)
S2	960	820	670-(-200)	275-320	55-85	0.78(0.32-4.36)
S16W	1,285	860	790-(-70)	80-110	56-76	0.91(0.29-8.37)
S6	960	860	720-(-140)	280-305	50-82	0.64(0.31-2.76)
S7_1	1,530	950	850-(-170)	301-331	64-85	0.75(0.28-5.87)
S21	1,420	780	795-15	291-310	70-85	0.68(0.26-4.4)
S7_2	1,603	870	705-(-165)	291-311	62-83	0.53(0.30-1.95)
S14	1,310	720	720-(-50)	290-330	60-89	0.64(0.28-3.14)

Notes: Veins are ranked by Measured and Indicated tonnes.

7.3.3	HZG area

The HZG mine area, south of the SGX area, has 30 silver-lead-zinc veins in which mineralization has been defined to date. Underground and surface sampling and drilling indicates that 14% to 23% of the vein-filling material in these veins is strongly mineralized over a true weighted average width of 0.45 m (ranging from 0.23 m to 2.64 m). The veins contain distinctly more copper but lower zinc than many of the district’s other veins. For example, one of the largest HZG veins defined to date, HZ20, contains an average of 0.58% copper, which occurs mostly in chalcopyrite and tetrahedrite. The tetrahedrite commonly forms massive lenses. The chalcopyrite occurs as disseminated crystals in the gangue and in the tetrahedrite. Other sulphides include galena (up to several percent locally) and pyrite.

The contact of the HZG veins with the wall-rock is sharply marked by shearing and gouge. The gangue is predominantly quartz-ankerite with conspicuous amounts of bright green fuchsite, a chrome-bearing muscovite alteration product that is especially abundant near the HZG vein margins. Fuchsite is a common alteration product in many greenstone-related mesothermal gold districts throughout the world.

The HZG veins mostly trend northeast-southwest, bending north-northeast–south-southwest toward the western margin, although there are a few vein systems that trend approximately north-south as shown in plan on Figure 7.6. The five largest veins based on Measured and Indicated Mineral Resource tonnes, HZ26, HZ22, HZ10, HZ20E, and HZ22, account for 67% of this mineralization. Table 7.3 presents a summary of dimensions and occurrences of the ten largest veins.

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Figure 7.6	Tunnels and veins in the HZG area

523,000mE
523,500mE
524,000mE
524,500mE
3,780,500mN
3,780,000mN
3,779,500mN
3,779,000mN
3,778,500mN
N
W
E
S
S28
S7_1
PD718
HZ15W2
HZ15
HZ11
HZ11E
HZ15E
HZ12
HZ15W
HZ20E
HZ17
HZ14
HZ10
HZ20E1
PD820-650
HZ20W1
HZ22
HZ18W
HZ26W
HZ18
HZ19
HZ22W
HZ27W
HZ22E2
HZ27
HZ26W_1
HZ26E
HZ22E1
HZ26
HZ26W_2
HZ23E
HZ26E7
HZ25
HZ22S
Legend
Tunnel
100
0
100m
Ying Ag-Pb-Zn Project
Ying Property
Henan China
Tunnels and Veins
at HZG Area
Plot Date
02-Mar-2026

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Table 7.3	Dimensions and orientations of major mineralized veins in the HZG area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
HZ26	1,491	600	951-351	120-328	62-88	0.63(0.5-1.75)
HZ20	1,395	355	452-807	60-111	60-82	0.56(0.28-1.08)
HZ20E	791	267	382-649	75-115	56-85	0.55(0.27-1.42)
HZ22	1,106	198	495-693	125-320	60-80	0.76(0.28-1.32)
HZ10	588	130	474-604	75-295	57-80	0.51(0.25-1.1)
HZ22S	750	377	509-886	125-330	71-82	0.57(0.49-1.36)
HZ27	462	274	541-815	300-325	65-85	0.52(0.47-0.57)
HZ26E8	177	112	314-426	130-335	58-81	0.47(0.25-1.35)
HZ22E1	620	256	640-896	302-339	63-88	0.45(0.23-1.48)
HZ26W	997	354	351-705	120-320	65-87	0.62(0.27-1.3)

Notes: Veins are ranked by Measured and Indicated tonnes.

7.3.4	HPG area

The HPG mine area is located in the central part of the district, immediately north-east of the SGX mine. Figure 7.7 shows the tunnels and veins in the HPG area in plan view. Table 7.4 describes the attributes of the ten biggest veins. Mineralization is currently defined in 69 veins. The five largest veins, based on Measured and Indicated Mineral Resource tonnes, H15, H17, H17_1, H15W, and H16, account for 40% of the mineralization. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.22 m to 5.76 m in width, averaging 0.69 m.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite (lead carbonate), malachite (copper carbonate), and limonite (hydrous iron oxide). Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulphides are present with little or no oxidation. Current mining is more than 80 m below the surface.

The dominant sulphides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite, and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, native gold, bornite, and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue, which consists of quartz, sericite, and carbonate, occurring as dolomite and calcite with some ankerite. Table 7.4 summarizes features of major veins in the HPG area.

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Figure 7.7     Tunnels and veins in the HPG area

Notes: The red polygon, B07, is a mineralized intrusive breccia.

Table 7.4      Dimensions and orientations of major mineralized veins in the HPG area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
H15	816	1,153	745-(-361)	322-342	63-83	0.97(0.30-2.28)
H17	1,815	1,283	853-(-426)	315-335	65-85	1.36(0.32-3.47)
H17_1	1,745	910	860-(-50)	315-340	70-85	0.93(0.22-1.60)
H15W	1,350	860	900-40	310-340	72-80	0.68(0.30-1.41)
H16	657	681	844-179	332-352	67-87	1.05(0.56-1.71)
H16_3	360	650	800-150	315-340	65-83	0.92(0.49-1.63)
H18	1,636	1,055	835-(-220)	315-340	70-85	0.82(0.41-1.38)
H20W	348	313	605-321	100-120	55-75	0.85(0.54-1.16)
H5	840	635	685-150	320-335	70-82	0.96(0.34-2.98)
H32a	610	590	770-180	105-130	70-84	0.70(0.36-1.06)

Notes: Veins are ranked by Measured and Indicated tonnes.

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7.3.5	TLP and LM area

As the mineralization style is similar at the TLP, LME, and LMW mines, they are discussed together here. There are 162 known veins at TLP and 135 at LMW and 69 at LME. Figure 7.8 shows the distribution of veins in the TLP and LM area in plan view. Table 7.5 to Table 7.7 describe the attributes of the ten biggest veins for each mine. TLP contains has four gold-rich veins T50, T51, T52, and T53. LME has one gold-rich vein, LM4E2~~.~~ LMW has nineteen gold-rich veins as listed in Table 7.1.

The five largest veins at TLP, T3, T2, T1W1, T3_3, and T1, account for 25% of the mineralization defined to date at that mine. At LMW the five largest veins, LM7, LM17, LM50, LM12_1, and LM14 account for 25% of the mineralization defined to date in that mine. At LME the five largest veins, LM5, LM5E, LM4E2, LM6, and LM5E2, account for 36% of the mineralization defined to date in that mine. The five largest veins for all three mines are based on Measured and Indicated Mineral Resource tonnes.

Figure 7.8     Distribution of mineralized veins in the TLP-LM area

Note: Green lines are tunnels.

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Extensive underground sampling at various levels along or across the main veins indicates that a significant amount of the vein-filling material is strongly mineralized with massive, semi-massive and disseminated galena as well as minor amounts of chalcopyrite and sphalerite over widths of 0.25 m to 10 m or more. Other metallic minerals present in much smaller amounts include pyrite, hematite, and very sparse amounts of acanthite.

The veins at TLP mostly dip westward, while those at LM dip steeply both east and west. Previous mining and stoping along the Vein T1 and Vein T2 structures at TLP indicate that the mineralization plunges shallowly to the north within structural zones extending hundreds of metres to a thousand metres or more along strike. The main mineralization occurs as massive accumulations or disseminations in the veins. The galena often occurs as massive tabular lenses comprised of coarsely crystalline aggregates or fine-grained granular “steel galena” bodies, which can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions.

Most of the silver in the TLP-LM veins is present as microscopic inclusions in the galena. It appears that Ag:Pb ratios are distinctly different between veins of the northern TLP area (North Zone) and the southern TLP and LM area (South Zone). Based upon 15 verification samples collected for a previous Technical Report (Broili et al., 2008), veins in the South Zone appear to have much higher zinc contents and higher Ag:Pb ratios (90 to 130 g silver for each percent lead) than veins from the North Zone (5 to 15 g silver for each percent lead), as well as proportionally less gold. It is thought this difference is the result of zonation at different levels within the mineralized system.

Gangue in the TLP-LM vein systems is mostly fine-grained quartz with zones of quartz-carbonate and occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite, in contrast to siderite, which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite, and limonite. Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulphides are present with little or no oxidation.

Wall rock alteration consists of numerous quartz veinlets accompanied by sericite, chlorite, silicification, and ankerite on fractures.

Since 2020, 19 gold veins have been discovered at LMW. These vein structures are characterized by higher gold grades and gentle dip angles between 10 and 30°. In general, there are two groups of gentle dip veins with higher gold grades. Group one includes LM50, LM50_3, LM51, LM52, LM53, LM54, LM54_1, LM54_2, LM55, LM58, LM58_1, LM59, and LM59_2, and group two includes LM21, LM22, LM26, LM28, and LM28a.

For example, LM50, one of the larger Au veins at LMW, dips south-east at dip angles between 2 and 22°. The thickness ranges between 0.14-2.20 m (average thickness 0.76 m) and has been defined over 1,262 m along strike and over 630 m down-dip. The gold mineralization is associated with K-feldspar-ankerite-quartz-pyrite-galena veinlets and stockwork alteration hosted in gneiss. The mineralization is dominated by gold with low grades of silver and lead.

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LM26 is another of the larger veins. LM26 and LM22 both dip north-west with dip angles between 15 and 35°, and have been defined around 600 m along strike and over 610 m down-dip with average thickness of 0.69 m. The veins are coarse-grained quartz-ankerite veins with banded and disseminated pyrrhotite, pyrite and minor chalcopyrite, and galena. The grade distributions within the veins are variable. Both veins have a spatially coincident smaller high-grade gold-rich and copper-rich core. The high-grade core has gold assays ranging from 0.5 g/t to 100 g/t gold and copper assays ranging from 0.25 to > 10% copper. Silver values in both veins average 18 g/t Ag with only 3% of the assays being over 100 g/t silver and the highest silver value being 7,853 g/t. Veins contain sporadic values of lead and zinc sulphides.

The TLP system also contains some epithermal veins and veinlets. These veins contain abundant large vugs lined with carbonate and they either crosscut or follow some of the mesothermal filled structures.

Dimensions and occurrences of major mineralized veins from the TLP and LM area are summarized in Table 7.5, Table 7.6, and Table 7.7.

Table 7.5      Dimensions and orientations of major mineralized veins in the TLP area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
T3	1,820	1,151	1,154-3	300-320	60-80	0.76(0.55-2.85)
T2	1,859	1,045	1,166-120	305-325	65-85	0.70(0.6-2.45)
T1W1	903	735	1,125-390	300-320	60-80	0.63(0.47-2.25)
T3_3	1,053	429	1,156-727	290-310	62-82	0.75(0.58-1.92)
T1	1,870	819	1,159-340	290-310	60-80	0.65(0.35-2.15)
T21	585	582	1,060-478	290-325	35-60	0.66(0.54-2.35)
T11	1,232	751	906-155	300-320	60-80	0.64(0.35-2.05)
T2_1	920	495	1,105-610	305-325	58-78	0.72(0.55-3.87)
T2W	1,869	748	1,164-416	300-320	65-85	0.66(0.52-1.95)
T23	1,405	596	1,076-480	310-330	56-76	0.54(0.34-2.1)

Notes: Veins are ranked by Measured and Indicated tonnes.

Table 7.6      Dimensions and orientations of major mineralized veins in the LMW area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
LM7	964	1,118	1,102 -289	290-315	40-49	2.29(0.30-13.29)
LM17	1,767	864	1,180 -348	290-345	65-80	0.71(0.30-3.19)
LM50	1,262	630	906 -773	147-210	2-32	0.76(0.30-2.25)
LM12_1	761	736	1,082 -327	307-327	57-77	0.58(0.30-2.82)
LM14	942	781.102	1,197 -232	232-262	68-87	0.61(0.30-3.11)
LM12	677	886	1,092 -324	310-325	55-70	0.38(0.33-2.00)
LM21	1,207	768	920 -563	300-350	10-30°	0.68(0.30-11.30)
LM22	1,430	1,082	1,205 -706	253-0	5-35	0.47(0.27-1.60)
LM52	1,339	1,487	1,090 -305	160-230	25-60	0.61(0.25-1.55)
W6	729	478	1,100 -601	235-245	55-75	0.66(0.34-2.20)

Notes: Veins are ranked by Measured and Indicated tonnes.

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Table 7.7      Dimensions and orientations of major mineralized veins in the LME area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
LM5	1,911	1,148	1,048-(-100)	312-332	61-81	0.93(0.35-2.59)
LM5E	1,100	930	970-40	265-345	59-87	0.73(0.5-1.9)
LM4E2	1,233	1,779	1,108-403	311-331	11-31	1.06(0.38-2.66)
LM6	1,171	888	1,087-197	297-316	58-77	0.82(0.34-1.82)
LM5E2	937	976	905-(-71)	304-308	68-73	0.75(0.25-1.63)
LM4	1,072	773	1,130-386	283-303	64-84	0.55(0.26-1.31)
LM3	1,214	910	1,219-393	302-322	54-74	0.75(0.41-1.38)
LM3_2	936	582	1,151-601	304-324	66-86	0.73(0.36-1.51)
LM75	1,411	676	1,236-560	100-115	71-84	0.69(0.25-1.96)
LM3_2E	659	482	1,142-660	313-315	70-77	0.8(0.47-2.38)

Notes: Veins are ranked by Measured and Indicated tonnes.

7.3.6	DCG area

The DCG project area is in the north-east part of the district, immediately north of the TLP mine (Figure 7.9). Mineralization is currently defined in 19 veins. The five largest veins based on Measured and Indicated Mineral Resource tonnes, C76, C4, C9_5, C9_4, and C4E, account for 70% of the Mineral Resources defined to date at DCG. Sampling in workings along vein structures indicates that from 18% to 35% or more of the vein material is mineralized, ranging from 0.30 m to 6.99 m in width, averaging 0.55 m (Table 7.8). C76 and the C9 series of veins (see Table 7.1) are the gold-rich veins at DCG. The C9 series of veins have a different orientation from the other veins in that they extend north-northwest with dip direction around 60-90°, while the other veins extend north-east.

The veins occur in relatively permeable north-east striking fault-fissure zones and are oxidized from the surface to depths of about 50 m. Weak silver-lead mineralization at surface was exposed by trenches at around 200 m intervals.

The dominant sulphides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite and pyrite and minor argentite. The minerals occur in narrow massive bands, veinlets, or as disseminations in the gangue, which consists of quartz, sericite, and carbonate, occurring as dolomite and calcite with some ankerite. The dominant mineralization is silver-lead. The typical silver grade ranges between 20 and 285 g/t, although grades as high as 3,232 g/t are encountered. The gold rich veins at DCG are C76 and the C9 series of veins. The C9 series of veins are quartz-carbonate veins with banded and disseminated pyrite and galena. Vein C76 is controlled by a fracture and breccia zone with silicification, carbonate and sericite alteration. Table 7.8 summarizes features of the veins in the DCG area.

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Figure 7.9     Tunnels and veins in the DCG area

532,500mE
533,000mE
533,500mE
534,000mE
3,784,000mN
3,783,500mN
3,783,000mN
3,782,500mN
3,782,000mN
XPD-850
CPD-900
N
W
E
S
C4
C76
C8E1
C8
Legend
Mineralised Veins
Tunnel
100
0
100m
SILVERCORP METALS INC.
Ying Ag-Pb-Zn Project
Ying Mining District
Henan China
Tunnels and Veins
at DCG Area
Plot Date
02-Mar-2026

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Table 7.8      Dimensions and orientations of the mineralized veins in the DCG area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
C76	1,678	602	1,007-464	305-325	40-60	0.73(0.25-2.33)
C4	2,028	454	1,020-577	317-337	57-77	0.77(0.30-3.31)
C9_5	569	635	931-380	65-75	32-56	0.69(0.30-3.20)
C9_4	591	557	992-716	69-89	36-56	0.56(0.33-1.85)
C4E	787	520	990-509	324-344	62-82	0.63(0.30-1.94)
C9_2	450	390	919-633	64-84	36-56	0.50(0.30-1.37)
C8	1,380	381	1,061-588	308-328	53-73	0.49(0.30-1.57)
C9_3	308	275	916-717	60-80	37-57	0.63(0.29-2.58)
C8E1	635	318	937-646	310-330	54-74	0.46(0.30-1.41)
C2	2,712	550	1,010-440	315-325	65-75	0.63(0.35-0.9)

Notes: Veins are ranked by Measured and Indicated tonnes.

7.3.7	KP area

At the KP Project more than ten fractured mineralization-bearing structures have been discovered in the area. The strike of the mineralization-bearing fracture zones is mainly in the north-northeast and northeast-east directions as well as the north-east direction. At surface, six veins of significance have been identified within fractured zones. They are mainly distributed in the northern and south-western parts of the mining area. The vein numbers from north to south are K4, K3, K1, K5, K6, K2. The veins are polymetallic veins associated with silver, lead, zinc, and gold. K1 and K3 veins are parallel to each other, within a distance of about 300 m. Based on the current exploration workings, K4 has the largest strike length, with a strike length of over 782 m, followed by K3, with a strike length of over 567 m. In the tunnelling, two mineralized veins were intersected, K3 and K4. K3 is offset by movement along K4, but the distance of displacement is not large. Table 7.9 summarizes features of the veins in the KP area. Of the mineralized veins in the KP area, only veins K4, K3, and K1 contributed to the Mineral Resources in Section 14.

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Figure 7.10   Tunnels and veins in the KP area

37528500m
37529000m
37529500m
37530000m
37530500m
3823500m
3823000m
3822500m
N
PD1080
K4
PD1035
PD1025
K3
PD1040
K3
K6
K1
PD1000
LEGEND
Mineralized vein
Tunnel
Mining Permit Limit
SCALE
0
100
200m
SILVERCORP Metals Inc.
KP Project
Henan China
Tunnels and Veins
at KP Area
Drafted by YU
March 2026

Table 7.9      Dimensions and orientations of the mineralized veins in the KP area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to (°)	Dip angle (°)	Average true thickness / range (m)
K1	235	183	985-905	315-340	30-40	0.53(0.2-2.5)
K2	128	247	1,133-1,057	325-345	15-25	0.38(0.15-1.37)
K3	567	400	1,091-857	335-350	21-45	0.66(0.23-2.23)
K4	782	440	1,200-750	279-289	45-62	1.45(0.15-5.38)
K5	232	52	955-913	285	35	0.26(0.3-0.5)
K6	235	51	1,097-1,055	290	32	0.36(0.3-0.5)

Notes: Veins are not ranked. The two main veins are K4 and K3.

As this is the first Technical Report on the KP project, each vein is described below.

7.3.7.1	Vein K1

Distributed in the north-west of the mining area, K1 extends in a northeast-southwest direction, with an exposed strike length of 235 m, a structural alteration width of 0.20-2.50 m, and a dip direction between 315° and 340°, and dip angle between 30° and 40°. At present, its shape is defined by six exploration trenches, one tunnel, and 16 drillholes, with a spacing of 20-40 m between the trenches. The mineralization defined by the drillholes is uneven, with significant variations in grades. Silver occurs in association with galena, sphalerite, and pyrite. The alteration includes silicification, chloritization, and sericitization. Despite outcropping, there is no significant oxidation.

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7.3.7.2	Vein K2

K2 is located at the south-west end of the mining area. It extends in a north-northeast to south-southwest direction. Its location is defined by five exploration trenches and two drillholes, with a spacing of 20 - 40 m between the trenches. The exposed strike length on the surface is about 128 m, with dip directions between 325 ° and 345°, and dip angles between 15° and 25°, and a width of 0.15 -1.37 m for alteration and shearing. The mineralized veins occur in a structural and alteration zone. In surface trenching, the minerals are mainly pyrite, evenly distributed in silica alterations, and mineralized mainly with lead-zinc. The deep part of the K2 vein is defined by two drillholes, with silver-lead-zinc mineralization associated with galena, sphalerite, and pyrite. The main alteration types are silicification and sericitization.

7.3.7.3	Vein K3

K3 is in the north-west of the mining area. It extends in a northeast-southwest direction and extends south-westward out of the mining area. It is defined by four artisan tunnels (three of which are outside the licence boundary), one adit, six exploration trenches, and 15 drillholes, with a spacing of 40-60 m between the workings and a defined striking length of about 567 m. The dip directions are between 335 and 350°, and dip angles between 21 and 45°, and the width of alteration ranges from 0.23-2.23 m, but is generally below 0.5 m, with obvious pinching and swelling. The mineralization is relatively uniform, mainly composed of silver-lead-zinc mineralization, with minor gold. The metallic minerals include galena, sphalerite, and pyrite. The main alteration includes silicification, sericitization, carbonation, and locally kaolinite. This vein is one of the main vein structures in the area.

7.3.7.4	Vein K4

K4 is in the northernmost part of the mining area. It extends in a north-northeast to south-west direction and extends north-eastward beyond the mining licence boundary. Defined by 20 drillholes, 14 trenches, one drift tunnel, and three artisan tunnels, the surface trenches are spaced 40-80 m apart and have a total length of 960 m. The width of the alteration zone ranges from 0.15-5.38 m, with local expanding-and-pinching, and branching-and-rejoining. The dip directions are between 279° and 289°, and dip angles between 45° and 62°, with a gentle dip angle in the shallow part and getting gradually steeper at depth. The shallow mineralization is mainly silver-lead-zinc, with minor gold. Metallic minerals include galena, sphalerite, and pyrite. The main alteration types include silicification, sericitization, carbonation, and locally kaolinite. K4 is the largest vein structure in the area.

7.3.7.5	Vein K5

K5 is in the central eastern part of the mining licence area. It extends in a north-northeast to south-west direction. The exposed length is about 232 m, defined by three trenches. The width of alteration is 0.3-0.5 m, with a dip direction of 285°, and dip angle of 35°. Mineralization is mainly composed of silver-lead-zinc, with metallic minerals including galena, sphalerite, pyrite, minor chalcopyrite, and limonite. The main alteration types include silicification, kaolinite, chloritization, and sericitization.

7.3.7.6	Vein K6

K6 is in the north-east part of the mining licence area. It extends in a north-northeast to south-southwest direction. The exposed length is about 235 m, defined by three trenches. The alteration is 0.3 to 0.5 m in width, with a dip direction of 290° and dip angle of 32°. Mineralization is mainly composed of Ag, Pb, and Zn, minor Au. Metallic minerals include galena, pyrite, and limonite. The main alteration types are silicification and sericitization.

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8	Deposit types

Mineralization at the Ying Property shares many of the features of vein-type silver-lead-zinc deposits as described by Li et al (2013) and references therein. Vein-type silver-lead-zinc deposits are a broad class of polymetallic deposits where silver, lead and zinc (as well as other metals such as gold and copper) are transported in hydrothermal fluids and subsequently precipitated within faults, fractures and veins. Vein gangue mineralogy is typically quartz or quartz carbonate. Veins are commonly connected via crustal scale faults (Li et al, 2013 and reference therein). The tectonic setting and source of fluids can be variable.

The genesis of deposits within the Ying Mining camp is still debated. Early work by Chen et al. (2004) proposed an orogenic origin for SGX (known in the literature as Shagou). However, work by Mao et al (2006) proposes that SGX formed in association with porphyry and / or skarn Mo-W deposits in the area. Conversely, Li et al. (2013) propose that SGX formed by the mixing of metamorphic derived fluids with meteoric water, with veins forming within brittle extensional structures. More recent work by Xu et al (2023) supports a magmatic-hydrothermal origin for SGX, while Tian et al (2023) suggest that the Ying District (Xiayu orefield) represents an intermediate sulphidation epithermal silver-lead-zinc-gold-(copper) deposit.

Regardless of their origin, vein-type silver-lead-zinc deposits are a globally important source of silver and base metals (Li et al, 2013 and reference therein). Examples of vein-type silver-lead-zinc deposits include Coeur d’Alene (USA) as well as numerous relatively recent discoveries in China such as the Shuangjianzishan epithermal silver-lead-zinc deposit (Inner Mongolia).

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9	Exploration

9.1	Ying Project

9.1.1	Introduction

From 1 January 2024 to 31 December 2025 (2024–2025), Silvercorp conducted underground exploration-development activities including extensive sampling at all mines.

The past exploration activities from 2004 to 2011, of geological mapping (1:50,000), stream sediments geochemical mapping (1:50,000), aerial magnetic geophysical survey, and trenching, have been detailed in previous technical reports prepared for Ying Property projects (Broili et al., 2006; Xu et al., 2006; Broili and Klohn, 2007; Broili et al., 2008; Broili et al., 2010; Klohn et al., 2011). Exploration activities from 2011 to 2024 are further discussed in various reports by AMC (see list in Section 27).

Other than by drilling, the projects have been explored primarily by underground development (termed tunnelling), and sampling. The workings follow the vein structures along strike, on levels spaced 30 to 50 m apart. Silvercorp has found this method of underground exploration an effective and efficient way to define the geometry of the mineralized structures, in part due to the discontinuous character of the high-grade mineralization, but also due to the relatively inexpensive development costs.

Channel samples comprise a composite of chips collected from channels cut into the backs of tunnels and crosscuts. Backs are typically mapped and then sampled along sample lines perpendicular to the mineralized vein structure on 5 m intervals within mineralized zones and increasing to 15 m or 25 m intervals within non-mineralized zones. Sampling of mineralized zones typically encompasses samples of adjacent wallrock in addition to the visible mineralization or vein. Sample lengths have historically ranged between ~20 cm and 2 m. The minimum sample length was recently increased to 40 cm.

Chip samples may include mineralization or associated wall rock. Assay results of samples are documented on underground level plans and longitudinal sections. Details of the procedures and parameters relating to the underground channel sampling and discussion of the sample quality are given in Section 11.

9.1.2	Summary of tunnelling prior to 2024

Table 9.1 is a summary table of the tunnelling and channel samples completed up to 31 December 2023. Additional details on this sampling can be found in the technical reports referenced in the footnotes.

Table 9.1      Summary of tunnelling and sampling completed to 31 December 2023

Mine	Period	Tunnelling (m)	# Channel samples
SGX	Sept 2004 - Dec 2010	83,583	24,235
	Jan 2011 - Dec 2011	11,186	1,965
	Jan 2012 - June 2013	16,123	3,654
	July 2013- June 2016	53,111	11,056
	July 2016 - Dec 2019	74,239	23,465
	Jan 2020 - Dec 2021	26,356	10,734
	Jan 2022 - Dec 2023	29,771	12,049
	SGX total	294,369	87,158

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Mine	Period	Tunnelling (m)	# Channel samples
HZG	Jan 2006 - Dec 2010	11,539	3,570
	Jan 2011 - Dec 2011	4,002	1,369
	Jan 2012 - June 2013	5,437	1,971
	July 2013- June 2016	9,261	3,102
	July 2016 - Dec 2019	15,862	6,316
	Jan 2020 - Dec 2021	8,011	4,767
	Jan 2022 - Dec 2023	9,563	9,167
	HZG total	63,675	30,262
HPG	Jan 2007 - Dec 2010	27,966	3,939
	Jan 2011 - Dec 2011	6,589	760
	Jan 2012 - June 2013	9,588	1,646
	July 2013- June 2016	13,305	4,386
	July 2016 - Dec 2019	19,706	5,276
	Jan 2020 - Dec 2021	7,224	4,106
	Jan 2022 - Dec 2023	11,271	5,969
	HPG total	95,649	26,082
TLP	Jan 2008 - Dec 2010	23,919	10,392
	Jan 2011 - Dec 2011	13,635	4,522
	Jan 2012 - June 2013	16,077	7,541
	July 2013- June 2016	20,992	11,110
	July 2016 - Dec 2019	54,122	26,522
	Jan 2020 - Dec 2021	30,460	13,676
	Jan 2022 - Dec 2023	39,065	19,861
	TLP total	198,270	93,624
LME	Jan 2008 - Dec 2010	5,346	2,067
	Jan 2011 - Dec 2011	1,381	562
	Jan 2012 - June 2013	5,144	1,755
	July 2013- June 2016	8,767	3,448
	July 2016 - Dec 2019	10,988	4,201
	Jan 2020 - Dec 2021	6,045	3,940
	Jan 2022 - Dec 2023	6,019	2,564
	LME total	43,690	18,537
LMW	Jan 2008 - Dec 2010	6,852	2,209
	Jan 2011 - Dec 2011	4,044	1,552
	Jan 2012 - June 2013	5,650	2,397
	July 2013- June 2016	22,949	11,064
	July 2016 - Dec 2019	26,256	9,437
	Jan 2020 - Dec 2021	10,094	5,779
	Jan 2022 - Dec 2023	15,416	12,414
	LMW total	91,261	44,852

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Mine	Period	Tunnelling (m)	# Channel samples
DCG	Before Dec 2010	-	-
	Jan 2011 - Dec 2011	-	-
	Jan 2012 - June 2013	-	-
	July 2013- June 2016	-	-
	July 2016 - Dec 2019	514	117
	Jan 2020 - Dec 2021	5,551	2,195
	Jan 2022 - Dec 2023	5,019	2,519
	DCG total	11,084	4,831
Mine totals		797,998	305,346

Sources: Jan 2011 - Dec 2011 is AMC, 2012; Jan 2012 - June 2013 is AMC, 2014; July 2013- June 2016 is AMC, 2017; July 2016 - Dec 2019 is AMC, 2020; Jan 2020 - Dec 2021 is AMC, 2022. Jan 2022- Dec 2023 is AMC, 2024. Information for all other dates was provided by Silvercorp in 2024.

The QP notes that there are 2,095 surface channel samples from SGX, HZG, HPG, TLP, and LMW taken prior to 2021 and 614 surface channel samples from SGX (563 samples) and HPG (51 samples) taken in 2022. Silvercorp has not provided additional information on how these samples were taken.

9.1.3	Tunnelling progress 2024-2025

Underground exploration tunnelling, along with the drilling programs discussed in Section 10, was conducted during 2024 - 2025 to upgrade the Indicated and Inferred Mineral Resources and discover new mineralization in sub zones and splays. These programs were designed to test the down-dip and along strike extensions of the major mineralized vein structures and their parallel subzones, and to explore new target areas. The programs comprised 136,034 m of tunnelling, including 68,946 m of drifting along mineralized structures, and 41,606 m of cross cutting across mineralized structures. Drift and crosscut tunnels have been developed at 30 m to 50 m vertical intervals to delineate higher-category Mineral Resources.

Statistics for the tunnelling and sampling exploration work completed at each project area are summarized in Table 9.2. A total of 89,501 channel / chip samples were collected from the seven mine areas. Note that this number of channel / chip samples is slightly different than those discussed in Section 11. The reasons for these differences are discussed in Section 12. The numbers in Table 9.2 come from the individual mine databases.

Table 9.2      Tunnelling and sampling completed in 2024–2025 Ying Project

Mine	Tunneling	Total metres	# Channel samples
SGX	Drifting	18,076	15,918
	Crosscut	6,898
	Raise & others	5,634
	Subtotal	30,608
HZG	Drifting	5,948	5,783
	Crosscut	2,404
	Raise & others	4,485
	Subtotal	12,837

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Mine	Tunneling	Total metres	# Channel samples
HPG	Drifting	6,305	9,453
	Crosscut	3,772
	Raise & others	2,584
	Subtotal	12,661
TLP	Drifting	16,612	26,140
	Crosscut	10,263
	Raise & others	7,621
	Subtotal	34,495
LME	Drifting	3,428	6,754
	Crosscut	2,592
	Raise & others	1,754
	Subtotal	7,774
LMW	Drifting	17,783	24,177
	Crosscut	14,048
	Raise & others	3,332
	Subtotal	35,163
DCG	Drifting	794	1276
	Crosscut	1,629
	Raise & others	75
	Subtotal	2,498
Total		136,034	89,501

Notes: Numbers may not compute exactly due to rounding. Channel samples in this table include those taken in drifts, crosscuts and raises & other. Channel samples listed in Section 11 do not include raises & others.

On average, 53% of the exploration drift tunnelling was identified as mineralized and therefore sampled (mineralization rate). As an example, Table 9.3 summarizes mineralization structures exposed in drift tunnels developed in 2024-2025, including the mineralization rate for each mine.

Table 9.3      Mineralization exposed by drift tunnelling in 2024–2025

Mine	Completed meterage (m)	Mineralization exposed (m)	Mineralization rate	Mineralization width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
SGX	19,903	11,871	60%	0.68	0.12	266	4.58	2.26	0.12
HZG	6,406	2,099	33%	0.78	0.02	297	1.26	0.28	0.36
HPG	6,305	2,679	42%	0.84	2.29	56	1.67	0.83	0.11
TLP	16,612	9,736	59%	0.82	0.09	220	3.08	0.43	0.10
LME	3,796	2,365	62%	0.685	0.19	377	1.92	0.38	0.10
LMW	17,783	8,903	50%	0.68	2.52	188	1.42	0.23	0.25
DCG	794	583	73%	0.63	2.48	46	1.56	0.19	0.05
Total / average	71,599	38,236	53%	0.74	0.92	224	2.72	0.9	0.17

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The results of the 2024-2025 underground tunnelling program demonstrate good down-dip and along strike consistency of existing production veins and resulted in the discovery of numerous subzones and splays beside major vein structures in the Ying Project.

•	At the east side of SGX, some subzones of S23, S26, S27 and S74 were discovered close to the surface at elevation between 700 and 800 m, showing the potential of expanding the resources at SGX. At the west side of the SGX resource area, several subzones of S1, such as S1W2, S1W3, and S1W5, as well as S2W2 and S39 were extended around 200 m at levels between 0 and 100 m elevation with higher thickness and Ag and Pb grades.

•	Cross sections at the hanging walls of H13a and H10_1a of HPG exposed significant zones of wider mineralization at B07_1, B07_2, and B07_3, which could potentially be mined using longhole stoping at higher elevation. B07_1, B07_2, and B07_3 are newly discovered mineralized breccias. Tunnelling also significantly extended the lateral length of north-east striking veins H15 and H16_1.

•	At TLP, tunnelling discovered gently dipping gold-rich vein T53 and defined a strike length of 35 m in tunnel PD730, which suggest that the similar gold-rich veins at LMW could extended north-east to TLP. Tunnelling at higher elevation at TLP extended the strike length of the high-grade mineralization of T15, and T21 between elevation of 750 and 900 m for around 80 and 50 m, respectively, extended high-grade in T1W1 between elevation 700 and 700 m for 120 m, and T280 between 850 and 950 m for 160 m.

•	New Au veins LM22_1, LM28a, LM23, LM54_2, LM54_3, LM58_1, and LM59_2 were discovered, and the size of the Au veins LM54, LM54_1, LM52, LM28 were significantly extended. (Note veins LM22_1, LM23 and LM54_3 have limited drilling and are not part of the Mineral Resource gold veins).

•	Newly discovered high-grade Ag, Pb, Zn mineralization in LM16_2, LM20E, LM19E1, LM19W5, LM19_1a, LM8_12, W18W_2 has increased the Mineral Resources at LMW. Veins W18W_2, and LM16_2 are open both laterally and downdip.

The following sections summarize the results of the 2024-2025 exploration tunnelling programs by mine. Note the tables show selected veins and do not represent the whole mine area. For average grades of the sampled material for the individual mines, see Table 9.3. The breakdown of what is termed underground tunnelling includes drifting, crosscuts, and raises, and is shown by area in Table 9.2.

9.1.4	SGX

A total of 30,608 m of underground tunnelling was completed along and across major production vein structures S1, S1W2, S1W3, S1W5, S2, S2W1, S2W2, S2W2_1, S2W2_2, S4, S6,S6E1, S6a, S7, S7_1, S7_1E, S7_2, S7_2E, S7W, S8, S8W, S14, S14_1, S14_2, S16E, S16E5, S16W, S18, S18W, S19, S19E, S19W, S21, S21W, S21W3, S21W5, S22, S23, S23W, S27E2, S31, S31E, S32, S33_1, S37, S39, S39_1, and S74 between the 850 m and the 10 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through eight access tunnels, CM101, CM102, CM103, CM105, PD16, PD690, PD700, and the ramp, to upgrade and expand drill-defined Mineral Resource blocks. A total of 15,918 chip samples were collected during the 2024 - 2025 program. High grade mineralized zones have been exposed in tunnels on most levels at the SGX mine. Underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.4. Figure 9.1 gives an example of the channel sample density and location of drifts on one of the main veins at SGX.

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Table 9.4      Mineralization zones defined by the 2024–2025 tunnelling in SGX

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
XPD-S6-10-8ANYM	S6	10	160	0.74	0.02	248	4.61	1.80
CM105-1#-S14_1-300-12ASYM	S14_1	300	45	0.50	0.00	416	3.67	4.09
CM105-S2SJ-S2W2-100-8ASYM	S2W2	100	75	0.73	0.02	719	17.53	2.47
CM101-S7_1-160-2SYM	S7_1	160	54	0.54	0.03	296	4.17	0.82
CM102-S16E2-520-56NYM	S21W5	520	55	0.64	0.00	275	5.26	1.87
CM102-S16E2-520-56SYM	S21W5	520	35	0.94	0.00	298	3.66	1.28
CM105-1#-S18W-160-12ANYM	S18W	160	105	0.53	0.01	338	6.93	1.44
XPD-S2-10-8ASYM	S2	10	75	0.57	0.00	287	7.47	4.54
XPD-S2-10-8ANYM	S2	10	150	0.78	0.16	448	9.31	1.21
XPD-S7W-320-2NYM	S7	320	28	0.98	0.00	331	7.47	1.61
PD16-S6-60-4ASYM	S6	60	85	0.66	0.00	412	7.64	2.41
XPD-S7_3-260-15NYM	S19E	260	48	0.66	0.00	197	1.71	4.92
XPD-S19-160-1_XB_QGX	S19	160	40	0.65	0.00	162	6.69	1.52
CM101-S7_2-350-1ANYM	S7_2	350	30	0.58	0.00	757	3.48	6.38
CM101-S7_1E-60-2ANYM	S7_1E	60	55	0.67	0.00	617	10.84	1.01
CM101-S7_1E-60-2ASYM	S7_1E	60	110	0.94	0.03	246	4.89	3.12
CM105_S2SJ-S6-140-12SYM	S6	140	146	0.61	0.00	235	3.58	1.06
CM105-S2SJ-S1-300-12SYM	S1	300	40	0.48	0.00	171	3.87	5.60
CM102-S21-440-8ANYM	S21W	440	40	0.93	0.00	376	3.26	0.83
PD16-S14_2-260-2ASYM	S14_2	260	45	0.54	0.02	838	1.04	0.49
CM101-S7_1-60-2ASYM	S7_1	60	70	0.55	0.06	198	5.92	0.47
PD16-S14_1-110-10ANYM	S14_1	110	75	0.61	0.04	289	2.43	3.41
PD16-S14-300-4AXB-QGX	S14	300	37	0.50	0.00	698	5.18	2.79
CM108-S16W-700-55NYM	S16W	700	58	1.02	0.07	243	2.74	3.87
CM108-S16W-700-55SYM	S16W	700	45	0.86	0.07	451	5.32	2.32
XPD-S19-60-5SYM/CM	S19	60	76	0.85	0.00	177	4.44	1.86
CM105_S2SJ-S1W3-300-12NYM	S1W3	300	50	0.58	0.00	164	1.29	6.47
CM105_S2SJ-S1W3-300-12SYM	S1W3	300	35	0.71	0.00	301	4.36	5.29
CM101-S7_1-350-1NYM	S7_1	350	35	0.48	0.00	341	4.20	4.13
CM101-S7_2a-110-2SYM	S7_2E	110	46	0.50	0.00	232	3.93	0.25
CM105_S2SJ-S2W2-180-8ASYM	S2W2	180	35	0.43	0.00	314	9.52	0.44
XPD-S19-260-15_QK-QGX	S19	260	30	1.12	0.00	267	6.30	1.01
CM102-S32-350-63SYM/CM	S32	350	31	0.89	0.21	977	1.27	1.19
XPD-S7_1-60-5NYM/CM	S7_1	60	100	0.73	0.00	167	4.56	2.97
CM105_S2SJ-S14-180-12NYM	S14	180	30	0.58	0.04	196	5.72	0.74
PD700-S7_3-400-9ANMW/CM	S7_3	400	43	0.50	0.00	381	12.19	7.66
CM102-S7E2-350-2ASYM	S7E2	350	75	0.75	0.00	292	5.74	1.41
CM105_S2SJ-S14_1-220-12SYM	S14_1	220	30	0.48	0.00	273	6.75	2.00

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Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
CM101-S7_1-110-2NYM	S7_1	110	65	0.64	0.05	178	5.17	0.42
CM101-S7_1-110-2SYM	S7_1	110	55	0.58	0.08	239	8.53	0.41
YPXPD-S21-355-26NYM	S21	355	80	0.79	0.15	227	8.09	4.83
CM105-S2SJ-S2-60-12ASYM	S2	60	45	0.78	0.00	241	7.44	1.02
CM105_1#-S33_1-490-8SYM	S33_1	490	80	0.51	0.00	667	2.50	2.22
CM105_1#-S21E-300-12NYM	S21E	300	45	0.48	0.00	280	14.04	0.68
CM105_1#-S18W-110-14NYM	S18W	110	150	0.51	0.43	208	4.14	0.78
CM101-S7_1-350-11_XB-QGX	S7_1	350	30	0.59	0.00	734	1.60	4.24
PD700-S8-530-27SYM	S8	530	45	0.82	0.00	273	14.50	0.33
PD16-S14-400-0TJ-QGX	S14	420	57	0.43	0.00	236	4.00	0.41
CM105_S2SJ-S6E1-180-12SYM	S6E1	180	60	0.62	0.03	807	11.17	3.40
CM108-S32-760-71SYM	S32	760	133	0.63	0.00	1003	5.44	3.73
CM101-S22-210-8_XB-QGX	S22	210	103	0.51	0.00	240	1.62	1.53
PD16-S1-160-6ASYM	S2W2	160	95	0.87	0.00	266	5.83	1.07
XPD-S2W2-10-8ANYM/CM	S2W2	10	190	0.77	0.06	358	7.56	1.27
CM105_S2SJ-S1W2-260-12AXB-QGX	S1W2	260	30	0.48	0.00	201	6.18	0.46
CM102-S8-520-0SYM	S8	520	30	0.87	0.09	781	9.64	5.98
PD700-S8-570-25_STOPE_-QGX	S8	570	50	0.57	0.00	325	9.12	0.23
PD16-S31E-110-68_QGX	S31E	120	52	0.55	0.03	489	3.56	2.09
PD700-S19-530-9MWTJ-QGX	S19	536	50	0.70	0.00	327	4.37	4.50
CM105_S2SJ-S2W2_1-100-14ASYM	S2W2_1	100	30	0.73	0.15	428	6.95	1.05
CM101-S7_2-60-2SYM	S7_2	60	33	0.51	0.00	326	4.52	0.49
CM101-S7_2-300-2NYM	S7_2	300	28	0.75	0.00	710	1.39	0.72
PD16-S14-110-4_QGX	S14	110	40	0.54	0.02	496	5.65	1.21
CM105_S2SJ-S2-240-6ASYM	S2	240	164	0.82	0.00	360	6.75	3.03
PD16-S6-60-4ATJQGX	S6	70	40	0.71	0.00	120	6.80	2.45
PD16-S6-585-6ANYM	S6	585	50	0.60	0.00	315	4.27	2.62
CM105_1#-S21W5-490-8ASYM	S21W5	490	88	0.74	0.00	207	4.55	2.50
CM102-S21-520-10_QGX	S21W	520	60	0.69	0.00	200	2.03	4.16
XPD-S2-5-12ASYM/CM	S2	(-15)	63	0.63	0.00	379	5.60	0.54
XPD-S2-5-12ANYM/CM	S2	(-15)	30	0.56	0.00	124	8.45	0.73
YPD01-S21-300-24ANYM	S21	300	55	1.00	0.09	182	5.30	1.48
CM105_S2SJ-S2-60-12ANYM	S2	60	91	0.77	0.09	188	6.54	1.17
CM105_S2SJ-S14-220-14_XB-QGX	S14	230	30	0.53	0.00	290	7.62	2.78
CM108-S23-640-0SYM	S23	640	51	0.61	0.04	343	0.91	0.52
CM105_S2SJ-S2W2-60-12ASYM	S2W2	60	52	0.71	0.08	178	3.88	5.18
CM105_S2SJ-S39-220-74SYM	S1	220	55	0.58	0.00	229	6.81	3.62
CM105_S2SJ-S31E-100-12ASYM	S31E	100	34	0.52	0.76	518	8.28	4.73
XPD-S19W-110-13NYM	S19W	110	30	0.72	0.01	643	1.54	0.38
PD16-S1W-160-6ANYM	S1W	160	40	0.58	0.00	458	8.48	1.66

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Silvercorp Metals Inc.	0725073

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
CM105_S2SJ-S6-240-6ASYM	S6a	240	40	0.42	0.00	723	11.37	3.09
PD16-S39-60-72NYM	S39	60	73	0.46	0.00	129	6.85	3.23
PD16-S31E-110-68_STOPE_QGX	S31E	130	85	0.75	0.04	256	6.40	1.89
YPD01-S74-300-24ANYM	S74	300	96	0.52	1.71	234	5.01	0.96
XPD-S2-10-8ANYM/CM	S2	10	61	0.52	0.02	459	8.61	0.39
CM105_S2SJ-S31E-60-12ASYM	S31E	60	55	0.65	0.90	266	4.07	4.43
CM108-S32-620-63_XB-QGX	S32	620	45	0.56	0.04	227	1.01	5.52
CM101-S19-60-6SYM	S19	60	41	0.81	0.04	158	7.73	0.32
CM105_S2SJ-S14_2-242-8ANYM	S14_2	242	71	0.47	0.10	248	4.51	4.11
CM105_S2SJ-S14_2-242-8ASYM	S14_2	242	48	0.50	0.08	217	3.51	3.88
CM108-S23W-760-5NYM	S23W	760	90	0.55	0.08	857	3.21	0.90
CM105_1#-S14-400-12TJ-QGX	S14	430	45	0.65	0.05	197	2.27	5.50
CM105_S2SJ-S14_1-190-10ANYM	S14_1	190	107	0.55	0.10	259	4.51	1.83
CM105_S2SJ-S1-140-8_XB-MW	S2W2	140	31	0.56	0.11	270	10.36	1.08
CM105_1#-S14-350-18A_XB-QGX	S14	367	46	0.61	0.13	282	4.49	2.80
CM101-S7_2-640-6SYM	S7_2	640	83	0.52	0.00	276	6.45	2.60
CM105_S2SJ-S1W-140-12ANYM	S1W	140	31	0.56	0.37	173	2.73	4.01
CM101-S21W5-450-8SYM	S21W5	450	57	0.71	0.01	172	4.70	2.70
CM105_S2SJ-S2W2-245-8ANYM	S2W2	245	43	0.60	0.05	375	5.51	1.66
CM101-S21W5-450-8NYM	S21W5	450	32	0.49	0.00	190	2.37	3.27
CM105_S2SJ-S1W2-100-12ANYM	S1W2	100	62	0.67	0.12	221	7.41	0.65
CM105_S2SJ-S1W2-100-12ASYM	S1W2	100	28	0.98	0.11	497	12.18	3.43
CM105_S2SJ-S31E-242-66SYM	S31E	242	49	0.47	0.11	176	2.73	3.00
CM108-S27E2-850-3ANYM	S27E2	850	134	0.66	0.08	257	1.29	0.33
XPD-S7_1E-260-5_XB-QGX	S7_1E	260	34	0.51	0.00	194	0.50	8.30
XPD-S7E2-320-2NYM	S7E2	320	50	0.52	0.00	157	8.45	0.65
XPD-S2W2-10-6NYM/CM	S2W2	10	66	0.63	0.01	458	7.87	1.34
CM105_S2SJ-S2W1-245-8ASYM	S2W1	245	37	0.47	0.06	522	5.61	2.70
CM108-S7W-680-6ASYM	S7W	680	67	0.56	0.04	181	3.64	5.42

Note: Selected results from 1 January 2024 to 31 December 2025. True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

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Silvercorp Metals Inc.	0725073

Figure 9.1     Longitudinal projection of Vein S8, SGX

Source: Silvercorp, 2026.

9.1.5	HZG

The purpose of the underground tunnelling program of 12,837 m was to delineate and upgrade the previous drill-defined Mineral Resource blocks within the major vein structures HZ20E, HZ26, HZ10, HZ22, HZ12, HZ22, and HZ27 between the 450 m and the 650 m elevations. Drift and crosscut tunnels were developed at 40 m to 50 m intervals through three access tunnels PD810, PD780, and PD820 and are connected with raises, declines, and shafts through different levels. A total of 5,783 chip samples were collected during the 2024-2025 program. High-grade mineralized zones were exposed in tunnels on different levels along major mineralized vein structures HZ10, HZ11, HZ12, HZ20E, HZ22, HZ26, and HZ27. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.5. Figure 9.2 gives an example of the channel sample density and location of drifts on one of the main veins at HZG.

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Silvercorp Metals Inc.	0725073

Table 9.5      Mineralization zones defined by the 2024-2025 tunnelling in HZG

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD718-HZ10-500-127SYM	HZ10	500	25	0.58	484	0.47	0.21	0.52
PD718-HZ15W2-550-25SYM	HZ15W2	550	70	0.86	301	3.58	0.48	0.26
PD718-HZ26-400-41NYM	HZ26	400	35	1.01	438	1.24	0.43	0.55
PD718-HZ26-500-37NYM	HZ26	500	78	1.06	190	0.84	0.22	0.42
PD718-HZ26-500-37NYM	HZ26	500	21	1.3	484	0.49	0.24	0.60
PD718-HZ26E8-350-45NYM	HZ26E8	350	80	0.81	725	0.41	0.19	0.45
PD718-HZ26E8-400-43ANYM	HZ26E8	400	30	0.5	284	0.64	0.08	0.13
PD820-HZ22-690-43ASYM	HZ22	690	82	0.91	452	1.66	0.38	1.00
PD820-MSJ-HZ20-450-153SYM	HZ20E	450	30	0.5	263	0.34	0.32	0.67
PD820-MSJ-HZ20E-550-149SYM	HZ20E	550	45	0.51	312	0.2	0.20	0.95
PD820-MSJ-HZ26-450-35SYM	HZ26	450	35	0.76	175	0.61	0.18	0.36
PD820-MSJ-HZ26-550-35ANYM	HZ26	550	65	0.79	497	0.54	0.17	0.50
PD820-IRH2-HZ22-600-45SYM	HZ22	600	30	0.87	174	1.74	0.09	0.20
PD820-IRH2-HZ26W-550-43NYM	HZ26W	550	45	0.95	493	0.52	0.13	0.28
PD820-IRH2-HZ27-600-47NYM	HZ27	600	60	0.5	299	1.33	0.42	0.45
PD820-IRH2-HZ26-600-45SYM	HZ26	600	30	0.74	215	1.41	0.11	0.12
PD820-MSJ-HZ20E-450-155SYM	HZ20E	450	35	0.96	494	0.24	0.26	0.58
PD718-HZ11-500-29ANYM	HZ11	500	82	0.8	214	0.69	0.14	0.29
PD718-HZ26-350-43ANYM	HZ26	350	50	1.1	205	0.76	0.66	0.16
PD718-HZ26E8-350-45NYM	HZ26E8	350	35	0.6	254	3.61	0.22	0.59
PD718-S8-670-25SYM	UNK	670	35	0.5	221	3.67	0.16	0.02
PD718-S8E-670-25SYM	S8E	670	35	1.5	125	8.01	0.18	0.07
PD820-HZ26-650-47_XB-MW	HZ26	650	41	0.5	205	0.53	0.17	0.07
PD820-HZ26-690-37ASYM	HZ26	690	23	1	562	1.28	0.15	0.40
PD820-HZ26-690-39SYM	HZ26	690	35	0.6	873	0.88	0.16	0.18
PD820-MSJ-HZ26-450-35NYM	HZ26	450	65	0.7	231	0.56	0.23	0.53
PD820-MSJ-HZ26-550-33NYM	HZ26	550	34	0.5	265	1.71	0.16	0.21
PD820-MSJ-HZ26-550-35ANYM	HZ26	550	40	0.5	407	1.67	0.20	0.26
PD820-MSJ-HZ26-600-37NYM	HZ26	600	60	0.5	317	1.40	0.31	0.69
PD820-HZ26W-690-37ANYM	HZ26W	690	25	1.5	236	0.81	0.16	0.19

Note: Selected results from 1 January 2024 to 31 December 2025. True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

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Silvercorp Metals Inc.	0725073

Figure 9.2     Longitudinal projection of Vein HZ26, HZG

Longitudinal Projection of HZ26 Vein

Elevation(m)
25°
#61
#59
#57
#55
#53
#51
#49
#47
#45
#43
#41
#39
#37
#35
#33
#31
900
800
700
600
500
400
300
Legend
Drill Hole (Before 2024)
Drill Hole (2024-2025)
Channel Samples
Shaft
0 50 100 200 300 400
m

HZG Ag-Pb-Zn Mine of Ying Project
Longitudinal Projection of HZ26 Vein
Drafted by Wu, March 2026

Source: Silvercorp, 2026.

9.1.6	HPG

Compared with mineralized vein systems in other areas, mineralization in the HPG area is characterized by significantly higher gold grade and significantly lower grades of silver.

The purpose of the 12,661 m underground tunnelling program was to further delineate and upgrade the previous drill-defined Mineral Resource blocks within major vein structures H5a1, H11, H12, H12_1, H12_2, H13, H13a, H14, H14a, H15, H15W3, H15Wa, H15W, H16, H16_1, H16_3, H16_5, H17, H20W, H32E1, H39_1, H39_2, , H41W, and H42 between the 50 m and the 740 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through access tunnels PD2, PD3, PD6, PD600, PD630, and ramp. A total of 9,453 chip samples were collected. Significant mineralization zones were exposed in drift tunnels on different levels along the major vein structures. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.6. Figure 9.3 gives an example of the channel sample density and location of drifts on one of the main veins at HPG.

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Silvercorp Metals Inc.	0725073

Table 9.6      Mineralization zones defined by the 2024-2025 tunnelling in HPG

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
PD2-H39_2-490-23SYM	H39_2	490	35	1.15	1.65	11	0.65	0.31
PD2-H13-630-8_TJ_QGX1	H13	689	28	0.60	0.29	98	7.09	0.34
PD2-H13-690-8_-TJ_QGX	H13	720	25	1.01	0.44	117	6.92	0.07
PD2-H14-490-21YM	H14	490	30	0.58	2.12	3	0.19	0.20
HPG_EAST-TUNNEL-H15W-690-14SYM	H15Wa	690	30	0.78	0.65	28	5.54	0.07
SC-2-H15_2-698-NYM	H15W3	690	50	0.50	1.03	75	3.05	0.16
PD3-H15W-380-36SYM	H15W	380	45	1.24	1.03	58	3.47	0.65
PD3-H17-LEVEL8-10NYM	H17	100	80	1.47	3.66	182	2.12	1.40
PD3-H5-LEVEL5-1NYM	H5a1	251	25	0.59	2.73	99	4.17	0.87
PD5XPD-H16_1-628-27NYM	H16_1	628	25	0.72	0.87	88	1.46	1.36
PD5XPD-H16_1-628-27SYM	H16_1	628	25	0.80	2.75	24	1.16	0.69
PD5XPD-H16_3-680-21NYM	H16_3	680	25	0.52	5.30	12	1.78	1.26
PD600XPD-H12_2-570-27NYM	H12_2	570	95	1.14	1.22	40	1.85	0.23
PD600XPD-H12-460-27NYM	H12	460	50	0.82	0.40	48	2.77	4.11
PD600XPD-H16_1-460-27SYM	H16_1	460	25	0.50	5.41	192	3.93	4.72
PD600XPD-H16_1-551-25NYM	H16_1	551	75	1.33	2.00	9	0.66	0.20
PD600XPD-H16_1-551-25SYM	H16_1	551	75	1.01	3.32	23	0.42	0.64
PD600XPD-H16_3-380-23SYM	H16_3	380	55	0.67	2.00	10	0.58	0.25
PD600XPD-H16_3-570-25SYM	H16_3	570	47	0.77	1.70	80	0.54	0.34
PD600XPD-H16-420-25SYM	H16	420	45	0.96	1.97	21	0.42	0.26
PD600XPD-H16-520-23NYM	H16	520	25	1.04	2.82	10	1.07	1.14
PD600XPD-H16-551-25SYM	H16	551	36.4	0.82	4.36	9	0.85	0.88
PD600XPD-H20W-380-21SYM	H20W	380	22.5	0.63	0.79	253	1.13	0.40
PD600XPD-H20W-380-23SYM	H20W	380	50	1.20	1.72	46	1.07	0.56
PD600XPD-H20W-570-27SYM	H20W	570	40	0.59	2.31	20	0.67	0.18
PD600XPD-H20Wa-420-23NYM	H20W	420	25	0.83	2.44	64	0.49	0.19
PD600XPD-H42-380-19SYM	H42	380	25	0.83	1.38	71	0.32	0.18
PD3-H32E1-380-16NYM	H32E1	380	26	0.54	1.76	28	2.09	0.44
PD5XPD-H13-650-29SYM	H13	650	30	0.95	2.04	16	1.42	0.91
PD5XPD-H16_3-700-27SYM	H16	700	56	0.63	3.95	15	0.89	0.77
PD5XPD-H16-685-17NYM	H16	685	40	0.65	2.70	144	1.79	1.09
PD5XPD-H16-685-17SYM	H16_5	685	75	0.77	10.22	30	1.00	0.39
PD5XPD-H39_1-700-27NYM	H39_1	700	25	0.55	2.02	65	0.17	0.17
PD5XPD-H39_1-700-27SYM	H11	700	41	0.64	3.15	39	0.34	0.20
PD5XPD-H39_1-700-27SYM	H11	700	30	0.73	1.71	155	5.06	0.73
PD600XPD-H11-420-19NYM	H11	420	35	0.69	2.60	15	0.45	0.23
PD600XPD-H16_3-340-23NYM	H16_1	340	30	1.08	2.61	21	2.09	0.86
PD600XPD-H16-380-25SYM	H16	380	39	0.57	2.92	15	1.17	0.28

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Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
PD600XPD-H20W-340-23SYM	H20W	340	90	0.85	1.50	69	1.09	0.27
PD600XPD-H20W-380-21SYM	H20W	380	128	0.77	1.97	71	0.45	0.49
PD600XPD-H32E1-420-16NYM	H32E1	420	37	0.64	0.53	71	4.52	4.12
PD6-H13-600-23NYM	H13a	610	25	0.51	2.96	7	0.74	0.73
PD600XPD-590_570-11_RAIS-RD	UNK	570	35	0.60	1.19	285	1.14	2.38
PD600XPD-H15-420-16NYM	H15	420	25	1.35	0.29	74	3.10	1.97

Note: Selected results from 1 January 2024 to 31 December 2025. True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

Figure 9.3     Longitudinal projection of Vein H15, HPG

Source: Silvercorp, 2026.

9.1.7	TLP

The purpose of the 34,495 m underground tunnelling program was to further delineate and upgrade the previous drill-defined Mineral Resource blocks within major vein structures T1, T1E, T1W, T1W1, T1W2, T1W3, T2, T2E, T2E1, , T3, T3E1S, T3E2, T4, T5, T5E1, T5W2, T11, T11E, T11E3, T11E4, T11W1, T14, T14E, T14E, T14E2, T14_2, T15, T15W2, 15W1, T15W3, T15W4, T15W5, T15W6, T15W8, T16, T16E, T16E1, T16E2, T16W, T16_1, T16_2, T16_3, T17W, T20, T21, T21E, T22, T22E, T22E3, T22W, T22_1, T23, T28E, T31W, T33, T33E4, T38, T39E1, and T39W between the 500 m and the 1,120 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through seven access tunnels PD730, PD800, PD820, PD840, PD846, PD890, PD930, PD960, PD1050, and ramp PD820XPD. A total of 26,140 chip samples were collected. Mineralized zones were exposed in drift tunnels on different levels along the major vein structures and numerous new mineralized subzones and splays were discovered. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.7. Figure 9.4 gives an example of the channel sample density and location of drifts on one of the main veins at TLP.

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Table 9.7      Mineralization zones defined by the 2024-2025 tunnelling in TLP

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD820-T11-808-10NYM	T11W1	808	31	0.56	0.01	413	1.77	0.64	0.09
PD820-T11-808-10SYM	T11W1	808	91	0.74	0.00	354	3.17	0.31	0.06
PD820-T11E2-LEVEL5-0SYM	T11E3	600	38.5	0.59	0.02	425	5.50	1.89	0.04
PD820-T15_1-755-16SYM	T15_1	755	120	0.59	0.00	359	1.91	0.85	0.06
PD820-T15W8-700-12NYM	T15W8	700	28	0.50	0.00	550	2.95	0.39	0.04
PD820-T16E2-846-8WCM	T14E2	846	51	0.52	0.00	421	3.93	0.35	0.04
PD820-T16E-846-10SYM	T16E2	846	28	0.52	0.00	485	2.21	0.15	0.09
PD820-T38-846-0SYM	T38	846	30	0.58	0.00	297	3.70	0.64	0.03
PD820-T11E4-820-8NYM	T11E4	820	30	0.54	0.00	317	4.51	0.21	0.08
PD820XPD-T11-LEVEL6-10SYM	T11	550	47	0.72	0.32	535	3.91	1.18	0.09
PD820XPD-T1W2-700-10NYM	T1W2	700	38	0.59	0.02	402	0.93	1.17	0.12
PD820XPD-T1W2-600-21SYM	T1W2	600	35	0.50	0.00	526	1.29	1.12	0.05
PD730-T1W1-740-9NYM	T1W1	740	107	0.94	0.30	539	8.61	1.54	0.13
PD1070-T3_3-1070-4SYM	T3_3	1,070	50	1.10	0.02	433	2.78	0.07	0.08
PD800-T20-800-33NYM	T20	800	35	0.68	0.69	330	2.11	1.22	0.08
PD890-T15_1-890-18NYM	T15_1	890	45	0.54	0.00	329	1.09	0.24	0.08
PD890-T5E1-880-31SYM	T5E1	890	48	1.27	0.04	337	3.98	0.81	0.02
PD890-T5E1-880-31NYM	T5E1	890	45	0.90	0.04	546	2.80	1.00	0.02
PD800-T1W-800-45SYM	T1W	800	40	0.67	0.19	633	1.45	0.10	0.10
PD890-T11E-890-6SYM	T11E	890	30	0.88	0.00	343	2.17	0.14	0.07
PD890-T16W-890-20SYM	T16W	890	30	0.50	0.00	455	1.44	1.45	0.08
PD820-T15W2-846-12NYM	T15W2	846	35	0.67	0.00	333	2.50	0.28	0.10
PD820-T11-812-4SYM	T11	812	45	0.62	0.01	322	3.65	0.15	0.22
PD820-T16E-700-10SYM	T16E	700	64	0.55	0.00	391	3.38	0.39	0.07
PD730-T21E1-728-37SYM	T21E1	730	35	0.61	3.28	1024	1.73	1.89	0.10
PD730-T21-750-49SYM	T21	730	30	1.29	0.12	419	2.65	1.04	0.04
PD820XPD-T16-LEVEL7-14SYM	T16	500	45	0.78	0.00	480	3.43	0.84	0.04
PD820XPD-T22E3-LEVEL4-A16_TJ	T22E3	650	30	1.59	0.05	289	2.91	0.34	0.09
PD820XPD-T38-LEVEL4-21NYM	T38	650	34	0.79	0.17	341	5.87	1.15	0.05
PD820XPD-T39W-755-23_XB-TJ	T39W	755	50	0.50	0.00	353	2.12	0.68	0.02

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Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD820XPD-T1W3-670-13NYM	T1W3	700	30	0.58	0.00	482	1.42	1.04	0.11
PD820XPD-T22-LEVEL5-16_TJ	T28E	600	33	0.55	0.15	524	2.72	0.46	0.02
PD820XPD-T16W-LEVEL7-14_TJ	T16W	500	55	0.86	0.00	439	3.12	0.53	0.06
PD1070-T22W2-1120-8NYM	T22W	1,120	30	0.51	0.00	300	6.13	0.25	0.03
PD960-T2E2-990-0SYM	T21	990	40	1.83	0.01	544	1.99	0.10	0.14
PD930-T16E-930-3NYM	T16E	930	45	0.56	0.00	371	0.46	0.37	0.06

Note: Selected results from 1 January 2024 to 31 December 2025. True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

Figure 9.4     Longitudinal projection of Vein T3, TLP

Longitudinal Projection of T3 Vein

Elevation(m)
1100
1000
900
800
700
600
500
400
300
200
100
0
-100
29°
36# 32# 28# 24# 20# 16# 12# 8# 4# 0# 3# 7# 11# 15# 19# 23# 27# 31# 35# 39# 43# 47# 51# 55# 59# 63#
Legend
Channel Samples
Drill Hole (Before 2024)
Drill Hole (2024-2025)
0 75 150 300 450 600 m
TLP Ag-Pb-Zn Mine of Ying Project
Longitudinal Projection of T3 Vein
Drafted by Wu, March 2026

Source: Silvercorp, 2026.

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9.1.8	LME

A total of 7,774 m of underground tunnelling was completed at the LME mine. The purpose of the drifting program was to upgrade existing drill-defined Mineral Resource blocks along mineralized vein structures. Drift and crosscut tunnels were developed at 40 m to 50 m intervals between the 550 m and the 1,012 m elevations through shaft PD900, and access tunnels PD838 and PD959 respectively. A total of 6,756 chip samples were collected. Drifting was mainly focused on the LM5, LM3, LM3_1, LM3_2, LM3-1a, LM3W3, LM4, LM6, LM6W, LM6_1, LM71, LM73, LM74, LM82, LM82E, and LM83 veins, and successfully extended the strike lengths of known mineralized zones between the 960 m and the 550 m elevations. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.8. Figure 9.5 gives an example of the channel sample density and location of drifts on one of the main veins at LME.

Table 9.8      Mineralization zones defined by the 2024-2025 tunnelling in LME

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD900-LM71-700-23NYM	LM71	700	75	0.64	-	502.86	3.19	0.33	0.16
PD900-LM5-500-74_TKX	LM5	500	60	0.64	-	308.95	2.68	1.02	0.04
PD900-LM6W-550-56SYM	LM6W	550	45	0.67	-	349.32	2.28	0.62	0.10
PD838-LM74-845-27YM	LM74	845	73	0.54	-	548.75	1.39	0.23	0.17
PD856XPD-LM71-750-73NYM	LM71	750	35	0.66	-	489.08	2.00	0.60	0.17
PD900-LM3-700-23YM	LM3	700	40	0.86	0.02	1,268.66	2.32	0.40	0.45
PD856XPD-LM3_1-750-73NYM	LM3_1	750	50	0.69	-	316.79	1.72	0.21	0.08
PD900-LM3_1-700-69SYM	LM3-1	700	45	0.90	-	233.16	2.69	0.39	0.08
PD856XPD-LM3_1-750-73SYM	LM3_1	750	45	0.81	0.01	554.85	1.47	0.27	0.18
PD856XPD-LM3_1-750-73SYM	LM3_1	750	35	0.78	-	350.77	2.46	0.41	0.09
PD856XPD-LM3_1-750-73_XB-MWX	LM3_1a	750	34	0.77	0.03	450.65	2.04	0.48	0.16
PD856XPD-LM73-710-73NYM	LM73	710	30	0.69	0.01	667.13	2.30	0.49	0.11
PD856XPD-LM4-750-79YM	LM4	750	28	0.88	-	392.18	0.83	0.18	0.05
PD959-LM82-959-57NYM	LM82	959	30	1.11	0.01	317.81	3.58	0.68	0.12
PD856XPD-LM3W3-750-75SYM	LM3W3	750	35	0.62	0.01	432.03	1.91	0.22	0.14
PD900-LM3_1-600-75_TJ-_QGX	LM3_1	600	30	0.84	0.03	497.53	1.95	0.32	0.06
PD900-LM3-700-75TJ_QGX	LM3	700	40	0.57	0.05	275.15	3.68	0.15	0.04
PD900-LM4-600-67SYM	LM83	600	30	0.60	0.07	252.38	1.34	0.55	0.04
PD856-LM3_2-800-75SYM	LM3_2	800	70	1.14	0.05	433.48	1.65	0.20	0.10
PD838-LM74-845-29_MWX	LM74	845	29	0.52	0.05	329.29	1.08	0.21	0.09
PD900-LM6W_1-600-69NYM	LM6W_1	600	31	1.56	0.07	346.32	2.09	0.53	0.05
PD838-LM6-800-62NYM	LM6W	800	30	0.37	0.05	660.00	1.00	0.88	0.16
PD838XPD-LM6-800-62SYM_CM	LM6	800	29	0.66	0.07	433.30	1.23	0.33	0.10
PD959-LM82-945-57NYM	LM82	959	42	1.57	0.07	301.07	3.11	0.27	0.09
PD856-LM3_2-800-75NYM	LM3_2	800	33.5	1.00	0.05	309.31	0.83	0.19	0.06
PD856XPD-LM73-800-71NYM	LM73	800	98.5	0.54	0.05	842.40	1.60	0.47	0.17
PD856XPD-LM3_2-750-77_TJ_QGX	LM3_2	750	28	0.78	0.05	261.07	3.00	0.45	0.07
PD959-LM82E-945-57NYM	LM82	945	135	0.90	0.05	267.47	3.15	0.39	0.10
PD959-LM82E-945-57SYM	LM82E	945	60	0.85	0.05	1,634.98	1.91	0.14	0.16

Note: Selected results from 1 January 2024 to 31 December 2025. True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

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Figure 9.5     Longitudinal projection of Vein LM5, LME

Source: Silvercorp, 2026.

9.1.9	LMW

The 35,163 m underground tunnelling program was focused on vein structures LM7, LM7E, LM11E, LM11a, LM12 LM13W, LM14, LM14a, LM17, LM19, LM20, LM20W, LM21, LM25W1, LM26, LM28, LM30, LM32E, LM41, LM41E, LM50, LM52, LM54, W1, W2, W6, W6E, and W18W, as well as the parallel zones spatially associated with these major structures. Underground tunnelling was conducted on levels between the 190 m and the 1,070 m elevations through shaft SJ969, ramps XPDS and XPDN, and four access tunnels PD918, PD991, PD969, and PD924. A total of 24,177 chip samples were collected. High-grade mineralized zones from 10 m to 95 m in length were exposed in drift tunnels at different levels. The discovery of high-grade zones in veins W18W and W18W_2 in the north-west of the resource area between 850 m and 1070 m levels have resulted in the re-modelling of some of the major vein structures at LMW. The gently dipping higher-gold veins, LM50 series, LM52, LM54 series, and LM58 were exposed between level 190 m and 990 m, which led to the updating of the gold veins. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.9. Figure 9.6 gives an example of the channel sample density and location of drifts on one of the main veins at LMW.

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Table 9.9      Mineralization zones defined by the 2024–2025 tunnelling at LMW

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD969_SJ-LM20E-600-110NYM	LM20E	600	34	0.45	0.07	401	2.18	1.00	0.36
PD969_SJ-LM32-550-12_TJ2	LM32	550	45	0.50	0.05	845	3.25	0.67	0.24
PD988-LM28-1002-8NYM	LM28	988	30	0.72	4.26	102	0.10	0.04	1.89
PD988-LM28-1012-8_1#TJ	LM28	1,012	38	0.72	11.12	61	0.02	0.01	1.59
XPDN-LM11E-870-3SYM	LM11E	875	60	0.64	0.09	340	4.04	0.25	0.82
XPDN-LM12_3-660-5NYM	LM12_3	660	35	0.49	0.16	615	2.64	0.21	0.07
XPDN-LM13W-750-4SYM	LM13W	750	35	0.63	0.09	1163	4.35	0.77	0.25
XPDN-LM17W4-775-13NYM	LM17W4	775	33	0.48	0.06	347	2.20	0.40	0.02
XPDN-LM17W4-775-13NYM	LM17W4	775	28	0.48	0.06	347	2.20	0.40	0.02
XPDN-LM19W1-625-118NYM	LM19W1	625	26	0.62	0.10	415	3.16	0.16	0.71
XPDN-LM21-725-2_1#TJ	LM21	725	30	0.75	20.19	4	0.02	0.01	0.25
XPDN-LM25W1-700-8SYM	LM25W1	700	50	0.78	0.08	284	3.80	0.29	0.03
XPDN-LM25W1-700-8TJ	LM25W1	700	65	0.14	0.13	283	5.90	0.29	0.06
XPDN-LM26-625-3_3#TJ	LM26	625	62.5	0.82	5.65	306	0.29	0.08	1.04
XPDN-LM26-625-3_TJ_L	LM26	625	45	0.75	2.54	147	0.28	0.18	0.62
XPDN-LM50-775-1NYM	LM50	775	35	0.81	13.33	29	0.74	0.24	0.02
XPDN-LM50-780-11_1#TJ	LM50	780	42.5	0.92	7.06	25	0.20	0.13	0.03
XPDN-LM50-780-3_R-P-4#TJ	LM50	780	40	0.78	8.69	27	0.70	0.39	0.02
XPDN-LM50-790-1SYM	LM50	790	40	0.71	7.38	276	2.29	0.18	0.16
XPDN-LM50-790-1SYM	LM50	790	40	0.63	5.66	208	1.87	0.15	0.13
XPDN-LM50-790-1_3#TJ	LM50	800	70	0.68	4.61	26	0.34	0.09	0.03
XPDN-LM50-790-4_1#TJ_R	LM50		47.5	0.81	4.17	107	0.22	0.13	0.06
XPDN-LM50-805-1_1#TJ_R	LM50	190	42.5	0.83	5.75	14	0.18	0.06	0.01
XPDN-LM50-805-1_R-P3#TJ_L	LM50	805	30	0.98	5.20	9	0.10	0.06	0.01
XPDN-LM50-824-1SYM_L	LM50	824	32.5	0.75	5.24	104	0.22	0.01	0.02
XPDN-LM52-725-11_2#TJ	LM52	725	44	0.66	5.23	21	0.50	0.20	0.01
XPDN-LM52-725-9SYM	LM52	725	77.5	0.67	4.64	19	0.18	0.10	0.01
XPDN-LM52-725-9_1#TJ	LM52	725	50	0.73	8.38	6	0.01	0.03	0.01
XPDN-LM52-825-13_7#TJ	LM52	825	40	0.57	5.38	7	0.02	0.01	0.01
XPDN-LM54-575-11SYM	LM54	575	82.5	0.62	5.06	6	0.12	0.03	0.01
XPDS-LM54_1-600-13WYM	LM54_1	600	30	0.81	6.12	13	0.44	0.06	0.02
XPDS-LM54-575-11_6#TJ	LM54	575	32.5	0.81	11.03	6	0.01	0.01	0.01

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Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD930XPD-W18W-850-144SYM	W18W	850	40	0.79	0.05	151	6.02	0.18	0.03
PD990-LM41E2-990-117SYM	LM41E2	990	30	0.86	0.07	598	2.10	0.48	0.11
XPDN-W6E1-800-132NYM	W6E1	800	55	0.66	0.11	203	5.36	0.76	0.03
PD918-W6E1-918-134NYM	W6E1	918	65	0.80	0.09	445	3.34	0.28	0.08
PD988-W18W-988-136NYM	W18W	988	30	1.32	0.11	380	1.61	1.12	0.16
PD918-LM25W-880-2_XB	W25W	880	52	0.86	0.10	359	0.55	0.10	0.04
XPDS-LM41E-550-111NYM	LM41E	550	30	0.63	0.17	311	5.76	0.29	0.08
PD1040-W18W-1040-136NYM	W18W	1,040	27.5	0.49	0.05	364	2.30	0.13	0.05
PD988-LM28-988-6_XPD	LM28	988	30	0.46	1.38	26	0.01	0.03	3.74
XPDN-LM50-775-3_TJ	LM50	775	47.5	0.76	8.10	262	1.14	0.38	0.06
XPDN-900_LM41E4-900-117SYM	LM41E4	900	55	0.73	0.08	404	1.55	0.47	0.14
XPDS-LM54-550-13SYM	LM54	550	62.5	0.44	6.77	4	0.02	0.02	0.01
PD990-LM17W1-990-13SYM	LM17W1	990	75	0.49	0.05	658	1.79	0.61	0.09
PD918-W18W-880-138NYM	W18W	880	60	0.73	0.06	236	5.00	0.09	0.04
PD918-W18W-880-138SYM	W18W	880	35	1.18	0.07	342	2.94	0.69	0.07
XPDN-750-114_XPD	LM13W	750	40	1.53	0.05	722	9.80	2.06	0.47
PD1040-W18W-1070-136NYM	W18W	1,070	47.5	0.65	0.05	334	1.33	0.13	0.05
XPDN-LM50-780-9_R-P8TJ	LM50	780	42.5	0.74	5.25	68	1.67	0.42	0.02
XPDN-LM17-900-4SYM	LM17	900	27.5	0.43	0.05	466	1.32	0.41	0.10
XPDN-LM32E-650-112SYM	LM32E	650	32.5	0.64	0.07	630	3.90	0.41	0.12
XPDN-LM13W-800-2SYM	LM13W	800	27.5	0.80	0.05	299	1.72	0.30	0.11
PD1080-LM41E2-1050-117SYM	LM41E2	1,050	32.5	0.91	0.05	791	3.46	0.14	0.11
XPDN-W6-800-140S(N)YM	W6	800	45	0.61	0.21	698	5.87	0.97	0.00
XPDN-LM50-775-3_TJ	LM50	775	36	0.77	9.50	82	0.55	0.08	0.03
PD930XPD-W6E1-805-138NYM	W6E1	805	52.5	0.56	0.10	529	2.04	1.01	0.09
XPDN-LM17W2-850-113NYM	LM17W2	850	69	0.62	0.06	428	1.19	0.48	0.13
XPDN-LM50-775-3_R-P2_TJ	LM50	775	45	0.76	5.58	43	0.87	0.10	0.01
XPDN-LM13W-750-1NYM	LM13W	750	77.5	0.71	0.08	358	2.56	0.13	0.52
PD988-LM28-988-6_2#TJ	LM28	988	30	0.53	2.77	26	0.01	0.03	2.62
PD1080-LM17-1050-13SYM	LM17	1,050	50	1.38	0.05	485	1.44	0.14	0.20
PD1080-LM17-1050-13NYM	LM17	1,050	72.5	0.55	0.07	1047	2.27	0.83	0.22
XPDN-LM50-780-9_R-P4_TJ	LM50	780	48.8	1.13	4.10	116	1.17	0.27	0.04
XPDN-LM41-900-113SYM	LM41	900	32.5	0.51	0.05	332	1.62	0.52	0.09
XPDN-LM19_1a-750-0SYM	LM19_1a	750	37.5	0.51	0.06	395	1.59	0.07	0.03
XPDN-LM50-775-3_R-P-1#TJ	LM50	775	45	0.88	15.81	25	0.41	0.08	0.01
XPDN-LM41W-725-107SNYM	LM41W	725	40	0.68	0.06	506	1.24	0.40	0.06
XPDN-LM41W-725-107NYM	LM41W	725	55	0.56	0.06	443	1.43	0.51	0.07
XPDN-LM52-750-11_R-P3#TJ	LM52	750	30	0.64	10.26	4	0.01	0.01	0.01
PD969_SJ-LM32-550-114NYM	UNK1	550	40	0.53	0.05	337	1.57	0.13	0.06
XPDN-LM52-725-9NYM	LM52	725	72.5	0.62	5.81	64	0.44	0.07	0.02
PD988-LM28-1012-8SYM	LM28	1,012	45	0.72	1.31	440	0.40	0.11	1.30
PD1040-W18W_2-1070-136SNYM	W18W_2	1,070	32.5	0.65	4.21	153	0.46	0.08	0.37

Note: Selected results from 1 January 2024 to 31 December 2025. True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

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Figure 9.6     Longitudinal projection of Vein LM7, LMW

Source: Silvercorp, 2026.

9.1.10	DCG

The 2,498 m underground tunnelling program was focused on vein structures C4, C4E, and C9, as well as the parallel zones spatially associated with these major structures. Underground tunnelling was conducted on level 850 m, 800 m, and 750 m elevation. The underground tunnelling on level 850 m through 800 m to 750 m exposed the continuous higher-gold vein structures C9 series. Detailed underground mapping indicated that C9 consists of a series of gold veins C9_1 to C9_5 with similar occurrence and displaced by a set of north-east striking faults. A total of 1,276 channel samples were collected. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.10. Figure 9.7 gives an example of the channel sample density and location of drifts on one of the main veins at DCG.

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Table 9.10	Mineralization zones defined by the 2024–2025 tunnelling at DCG

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DCGXPD-C9_2-800-50-52_TJ#5	C9_2	800	30	0.72	2.46	43	0.15	0.10	0.01
DCGXPD-C9_3-800-50_TJ#3	C9_3	800	13	0.56	4.65	20	0.05	0.06	0.01
DCGXPD-C9_5-771_TJ_L2	C9_5	771	15	0.71	3.60	113	1.09	1.13	0.05
DCGXPD-C9_5-750-51-53_R-P1#TJ	C9_5	750	32	0.82	3.81	22	0.23	0.54	0.01
DCGXPD-C9_5-750-51-53_R-P2#TJ	C9_5	750	27.5	0.69	3.64	19	0.18	0.26	0.01
DCGXPD-C9_5-750-51-53_R-P3#TJ	C9_5	750	14.5	0.68	2.91	9	0.08	0.14	0.01
DCGXPD-C9_5-750-51-53_R-P5#TJ	C9_5	750	37.4	0.63	2.80	14	0.11	0.15	0.01
DCGXPD-C9_5-750-51-53_R-P8#TJ	C9_5	750	30	0.63	2.84	42	0.09	0.21	0.02
DCG-C7_5-750-1#TJ	C9_5	750	12.5	0.65	3.05	15	0.05	0.05	0.03
DCG-XPD-C4-800-403SYM	C4	800	15	0.98	0.34	51	8.36	0.09	0.02
DCG-XPD-C4-850-403NYM	C4	850	80	0.87	0.08	168	7.52	0.19	0.27
DCGXPD-C9_3-800-50_TJ#1	C9_3	800	18	0.43	5.62	39	0.15	0.14	0.01
DCGXPD-C9_3-800-50_TJ#2	C9_3	800	18.3	0.61	3.09	30	0.13	0.14	0.01
DCGXPD-C9-5-756_MW	C9_5	750	20	0.53	7.65	4	0.01	0.02	0.01
DCGXPD-C9_2-800-50-52_TJ#4	C9_2	800	40	0.79	4.67	43	0.13	0.15	0.01

Note: Selected results from 1 January 2024 to 31 December 2025. True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

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Figure 9.7   Longitudinal projection of Vein C76, DCG

Source: Silvercorp, 2026.

9.2	KP Project

Some of the exploration work done on the KP Project pre-dates Silvercorp’s ownership of the Project in 2021. From 2006 to 2008, the First Geological Brigade (FGB) of Henan Nonferrous Metal Geology and Mineral Resources Bureau conducted a comprehensive survey and detailed exploration in the area. A surface trench exploration project covering an area of 1,123 m2 was carried out and delineated two silver veins. A total of 559 m tunnel exploration projects and 200 m artisanal tunnel clearing work were completed. Tunnel exploration projects are developing new tunnels and include both drift tunnels and crosscut tunnels. Artisanal tunnel clearing is to widen / clear the artisanal (historical) tunnels, which also include both drift and crosscut tunnels. The FGB also did a Mineral Resource estimate on the two silver veins within the mining area.

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A total of 53 samples were taken from the artisanal tunnels, with samples taken every 5 m along the tunnels. A total of 51 samples were taken from the drift tunnels, with samples taken every 5 m. A total of 116 samples were taken from the trench, with samples taken every 40 m; These samples mainly covered the K1, K3, and K4 mineral veins in the KP Project.

In April 2008, based on the work completed, a Mineral Resource report, the "Detailed Survey Report on the Gold Mine in Dongcha Kuanping Mining Area, Shaanxi County, Henan Province" was completed by the FGB, and the Henan Provincial Department of Land and Resources conducted a Mineral Resource review and filing under the name of Land and Resources Reserve (Xiao) Zi [2008] No. 40.

From March 2012 to August 2013, the FGB identified the distribution characteristics of the rock types and main mineralization controlling structures in the mining area through geological surveying work. In addition to the two vein structures discovered during the previous detailed exploration, four new silver lead polymetallic veins were discovered. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.11.

Table 9.11 Mineralization zones defined by tunnelling at KP (previous owners)

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
MD1203_8-35_1040	K3	1,040	65	0.60	0.61	1083	1.50	3.66
MD1212_2-14_1060	K4	1,060	45	0.66	0.35	494	1.64	2.53
PD1050_19-43_1050	K4	1,050	52	0.39	0.18	2746	2.26	2.50

March 2024 to November 2025, Silvercorp conducted a 5,909 m underground tunnelling program that was focused on vein structures K3 and K4. Underground tunnelling was conducted on level 1,020 m and 1,000 m elevation. A total of 255 channel samples were collected. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.12.

Table 9.12 Mineralization zones defined by Silvercorp’s tunnelling at KP

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
XPD1035-K4-1000-408NYM	K4	1,000	37	0.62	0.20	209	1.56	2.00
XPD1035-K3-1020-324SYM	K3	1,020	29	0.40	0.18	340	0.90	1.49

Notes: True width is the average true width of the sample lines, which are typically 5 m apart from each other. Weighted average grade is the average grade of samples collected from those lines.

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A longitudinal project of one of KP’s largest veins is shown in Figure 9.8.

Figure 9.8   Longitudinal projection of Vein K4, KP

Source: Silvercorp, 2026.

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10	Drilling

10.1	Ying Project

10.1.1	Drilling summary

Since acquiring the Ying Project, Silvercorp undertaken systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures and explore for new mineralized structures in less-explored or unexplored areas of the Ying Project. From January 2004 to December 2025, a total of 2,851,119 m in 14,463 holes was drilled on the Ying Project from surface and underground locations.

A summary of the drilling undertaken by Silvercorp between 2004 and December 2023 is presented in Table 10.1. This includes drilling on the mine targets as well as reconnaissance drilling on projects which are summed separately. Further details on this drilling are provided in the previous Technical Reports (AMC 2012, AMC 2013, AMC 2014, AMC 2017, AMC 2020, AMC 2022, AMC 2024).

Representative longitudinal sections for the veins are presented in Section 9. Figure 7.5 (Section 7) presents a cross section which provides examples of drill intersection angles relative to the vein geometry.

Table 10.1	Summary of drilling completed by Silvercorp on the Ying Project, 2004 to 2023

Mine	Period	Number of holes		Metres
		Underground	Surface
SGX	Jan 2004 - Dec 2023	2,807	377	753,079
HZG	May 2006 - Dec 2023	598	181	192,258
HPG	May 2006 - Dec 2023	1012	304	275,232
TLP	Jan 2008- Dec 2023	1,807	210	441,756
LM	Jan 2008- Dec 2013	324	11	114,458
LME	Jan 2012- Dec 2023	782	132	185,947
LMW	Jan 2012- Dec 2023	1,655	139	344,640
DCG	Jan 2010- Dec 2023	210	181	64,907
Mine subtotal	Jan 2004 - Dec 2023	9,195	1,535	2,372,277
Project
RHW	2006	0	7	1,981
XM	2006	0	2	479
SDG-LIG	Jul 2007 – Jun 2013	36	18	17,151
Project subtotal		36	27	19,611
Total	Jan 2004 - Dec 2023	9,231	1,562	2,391,888

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Table 10.2 presents the drilling carried out from January 2024 to December 2025. This drilling post-dates the last Technical Report and is discussed in detail below.

Table 10.2	Summary of drilling completed by Silvercorp on the Ying Project, 2024 to 2025

Mine	Surface		Underground		Total
	Number	Metres	Number	Metres	Number	Metres
SGX	123	17,703	592	85,009	715	102,712
HZG	30	5,961	154	23,620	184	29,581
HPG	35	4,581	335	41,955	370	46,536
TLP	74	7,585	995	117,294	1069	124,879
LME	31	5,962	324	41,857	355	47819
LMW	66	8,450	889	95,358	955	103,807
DCG	18	3,102	4	796	22	3,897
Total	377	53,343	3,293	405,889	3,670	459,231

Source: Silvercorp, 2025 based on individual mine databases.

Drilling programs were continuously conducted over the Ying Project from January 2024 to December 2025. Underground and surface drilling was carried out in mining areas to test the down-dip extension of major mineralized vein structures, extend the Measured and Indicated Mineral Resources at or above the current mining depth, and infill the Inferred Mineral Resource blocks defined in previous drilling programs below the current mining depth. Most of the holes were designed as inclined holes to test multiple vein structures and to ensure a good intersection angle. Results of the diamond drilling program were the down-dip and strike extension of most of the major mineralized veins and the discovery of a number of new mineralized veins in the current mine areas.

10.1.2	Summary of results for 2024-2025

Drilling results from the 2024-2025 drilling program on the Ying Project are briefly summarized in Table 10.3. These results have been incorporated into the mine databases and contribute to the current Mineral Resource update for the seven deposits.

Table 10.3	Brief summary of the 2024-2025 drilling results

Mine	Holes completed	No. of mineralized holes	Average grade of mineralized intersections	Average true width of mineralized intersections (m)	Detected depth of mineralization (elevation in metres)
SGX	715	457	422 g/t AgEq	0.85	(-94)-843
HZG	180	77	529 g/t AgEq	0.78	330-997
HPG	370	232	2.99 g/t AuEq	0.96	27-836
TLP	1,069	670	278 g/t AgEq	0.67	47-11,664
LME	324	218	446 g/t AgEq	0.54	365-1,177
LMW	955	526	391 g/t AgEq	0.86	469-1,129
DCG	22	7	201 g/t AgEq	1.88	614-936

Notes: Cut-off grades: 75 g/t AgEq for SGX and HZG; 0.95 g/t AuEq for HPG; 70 g/t AgEq for LME; 65 g/t for TLP and LMW, and 80 g/t AgEq for DCG. AgEq and AgEq formulas and inputs are shown in the footnotes of Table 14.1.

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Drilling results of individual mine areas for the 2024-2025 period are further discussed in the following sections. The silver equivalent (AgEq) formulas, gold equivalent (AuEq) formulas and inputs are shown in the footnotes of Table 14.1.

10.1.3	Discussion of results by mine / deposit

10.1.3.1	SGX

The underground and surface drilling were focused on expanding the known Mineral Resource of major production veins S2, S2W, S2W2, S6, S6E1, S7, S7_1, S7_1E, S7_2, S7_3, S7E2, S8, S8E, S8W, S8W2, S14, S14_1, S14_2, S16E, S16W, S16W1, S19, S19E, S19W, S21, S21W, S32, S33, S4, S39, S1, S1W, and S1W2. Limited drilling was also conducted on veins S22, S23, S7W, S7_4, S74, S74E, S4E, S35E, S16E1, S16E2, S2W2_1, S29, S31, S31E, S33_1, S8W1, S1W3, and S5, and their branch veins. The results from the program added and extended notable high-grade mineralized zones within vein structures S7_2, S2W2, S1W2, S1W3, S1W5, and S39. The 2024-2025 SGX drilling program results are summarized in Table 10.4.

Table 10.4	Summary of the SGX 2024 - 2025 drilling programs

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 75 g/t AgEq)	Detected depth of mineralization (elevation in metres)
S1	20	4	127-171
S14	65	14	-9-548
S14_1	69	15	-40-613
S14_2	25	1	274
S14E1	6	1	439
S16E	19	3	393-740
S16E1	14	8	282-750
S16E2	13	6	280-500
S16E8	5	2	344-682
S16W	65	24	95-728
S16W1	45	4	515-642
S16W2	3	1	376
S18	6	1	373
S18E	7	1	587
S18W	8	3	144-241
S19	68	30	110-559
S19E	37	11	134-389
S19W	31	9	99-326
S1W	20	13	-26-305
S1W2	20	16	-33-435
S1W3	11	3	-45-288
S2	115	60	-77-573
S21	44	19	296-783
S21W	35	12	294-546
S21W1	9	1	291
S21W2	9	4	522-568
S21W3	4	2	495-514
S21W5	5	4	485-506
S22	18	2	389-675
S23	15	3	268-661
S23W	4	1	773

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 75 g/t AgEq)	Detected depth of mineralization (elevation in metres)
S26W	6	1	784
S27E2	3	1	843
S28	3	1	479
S28E2	2	2	445-457
S29	12	5	144-296
S2W	54	17	-94-335
S2W_1	5	3	515-562
S2W2	60	40	-22-443
S2W2_1	14	5	60-405
S2W2_2	6	3	335-341
S2W2_3	5	1	274
S31	13	4	12-15
S31E	12	7	80-149
S32	35	17	382-792
S33	28	3	145-309
S33_1	12	3	204-522
S35E	15	2	490-506
S39	25	14	42-286
S39E	11	5	57-170
S39W	3	1	117
S4	28	11	-8-200
S4E	16	3	20-178
S5	11	3	373-493
S6	105	48	-79-609
S6E1	17	4	26-165
S7	74	34	98-729
S7_1	59	21	-3-763
S7_1E	38	10	47-750
S7_2	53	18	3-707
S7_2a3	6	1	388
S7_3	26	6	323-391
S7_4	14	5	320-399
S74	16	4	293-344
S74E	10	3	325-347
S7E2	22	6	338-390
S7W	15	3	295-732
S8	87	37	39-776
S8E	23	3	57-284
S8W	59	16	49-477
S8W1	12	3	430-464
S8W2	20	4	31-218

Note: Results from January 2024 to December 2025. Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

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The drillhole intersection angles with the veins are variable, because many underground drillholes are drilled as fans of multiple holes from one set-up. This is best seen in Figure 7.5, which is a cross section on Exploration Line 2 for SGX.

10.1.3.2	HZG

The diamond drilling program was designed to test the along strike and down-dip extension of major mineralized vein structures HZ10, HZ11, HZ12, H15W2, HZ20, HZ20E, HZ22, HZ22W, HZ26, HZ26W, HZ26W_1, and HZ27 between the 988 m and the 344 m elevations.

The 2024-2025 diamond drilling program expanded the mineralization in these and other vein structures for which the results are summarized in Table 10.5.

Table 10.5	Summary of the HZG 2024-2025 drilling programs

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 75 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres)
HZ26	79	33	352-951
HZ20E	23	12	344-639
HZ11	20	10	457-805
HZ22	25	10	495-876
HZ10	18	8	473-783
HZ26W	31	8	380-877
HZ20	18	7	369-886
HZ26W_1	13	4	392-686
HZ15W2	8	3	511-672
HZ22W	6	2	562-988
HZ26E8	6	2	347-426
HZ27	8	2	598-677
HZ10a	1	1	607
HZ12	3	1	620
HZ17	3	1	605
HZ20E3	1	1	427
HZ22E1	1	1	884
HZ22S	5	1	886
S8	7	1	698
S8E	5	1	795

Note: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set-up. This is best seen in Figure 7.5, which is a cross section on Exploration Line 2 for SGX.

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10.1.3.3	HPG

The underground diamond drilling program was designed to test the along strike and down-dip extension of the major mineralized vein structures B07, B07_1, B07_2, H5, H10, H10_1, H11, H11a, H12_1, H13, H13a, H14, H14a, H15, H15_2, H15W, H15W1, H16, H16_1, H16_3, H17, H17_1, H18, H20W, H20W1, H32a, H32E1, H39_1, H39_1, H39_2, H40, H41W, and H42 between the minus 856 m and the 12 m elevations. Significant new mineralized zones were defined within major vein structures B07, H13, H14, H15, H16, H17, H17_1, and H20W along strike and down-dip directions. The 2024-2025 HPG drilling program results are summarized in Table 10.6.

Table 10.6	Summary of HPG 2024-2025 drilling programs

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 0.95 g/t Au equivalent)	Detected depth of mineralization (elevation in metres
H17	103	35	28-836
H17_1	87	11	35-830
H15	84	25	49-828
H13	80	14	351-678
H16	66	34	312-696
H14	64	23	347-679
H16_3	60	25	301-704
H14a	57	9	334-689
H11	50	18	373-678
H16_1	49	21	315-701
H18	41	5	12-808
H20W	39	23	351-664
H15W	33	6	100-856
H10_1	29	9	440-686
H42	21	7	347-684
H39_1a	21	6	418-691
H10_1a	20	4	406-561
H32E1	19	5	342-685
H40	18	5	408-693
H39_1	17	5	458-674
H12_1	15	7	510-667
H41W	13	2	390-681
H15_2	12	3	583-782
H20W1	11	4	446-562
H13a	11	4	448-703
H11a	10	5	471-552
H39_2	10	1	524-680
H15W1	10	0
B07_1	9	7	697-704
B07	9	6	676-741

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 0.95 g/t Au equivalent)	Detected depth of mineralization (elevation in metres
H32a	9	2	424-621
H40E	8	2	393-456
H39_1W	8	0
H20W2	7	7	292-456
H12_2	7	1	522-594
B07_2	6	6	683-714
H20	6	4	657-804
H16_5	6	3	668-672
H41	6	1	392-677
H13_1	5	1	673-794
H15W4	5	1	610-616
H5	4	3	229-428
H12	4	1	442-483
H29	4	1	404-771
H33	4	1	445-446
H17_1a	4	1	689-689

Notes: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AuEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, because many underground drillholes are drilled as fans of multiple holes from one set-up. This is best seen in Figure 7.5, which is a cross section on Exploration Line 2 for SGX.

10.1.3.4	TLP

The 2024 - 2025 underground diamond drilling program was designed to test along strike and down-dip extensions of the major mineralized vein structures T1, T1W, T1W1, T1W2, T2, T2_1, T2E2, T2W, T2W2, T3, T3_3, T3E, T3E1, T3E5, T3E8, T3W1, T4, T5, T5E1, T5W2, T11, T14, T15, T15_1, T15W, T15W1, T15W2, T15W4, T15W8, T16, T16E2, T16W, T17, T17E, T17W, T17W3, T21, T21E, T22_1, T23, T28, T28_1, T33, T33E, T38, and T39W and to explore for new vein structures in less-explored areas. Results of the drilling program added significant mineralization zones within major vein structures T1, T1W1, T2, T2W, T3, T3_3, T5, T5E1, T14, T16, T16W, T21, T22_1, T22E, T23, and T38. Numerous mineralized parallel and splay structures such as T53, T22_1, T28_1, and T22W1 were discovered beside major vein structures. The results of the 2024-2025 drilling program at TLP are summarized in Table 10.7.

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Table 10.7	Summary of TLP 2024-2025 drilling programs

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 65 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres)
T1	148	33	505-1,147
T3	128	48	487-1,122
T21	118	43	629-1,048
T2W	107	24	602-1,141
T2	105	55	485-1,162
T5	89	29	692-1,166
T23	88	22	687-1,071
T1W1	77	33	480-1,116
T22E	65	17	531-1,144
T16	61	20	526-1,014
T17	51	12	636-946
T16W	49	14	476-969
T38	49	21	610-913
T5E1	49	20	724-1,029
T15	45	8	792-937
T15W2	44	14	684-975
T3_3	43	24	953-1,116
T4	42	14	643-884
T5W2	42	13	781-1,064
T14	40	17	537-821
T17E	37	4	663-734
T17W	36	12	474-1,025
T22_1	36	16	551-1,154
T1W2	34	14	499-834
T2_1	34	7	701-1,105
T16E2	33	3	850-919
T2W2	32	9	621-768
T15W1	31	8	674-939
T39W	30	12	571-857
T15_1	29	8	682-901
T33E	29	3	886-900
T3E5	29	13	778-1,054
T1W	27	6	680-1,078
T2E2	26	8	960-1,142
T3E1	26	9	782-1,016
T28E	25	8	667-966
T35E6	24	5	592-787
T3E	24	4	1,033-1,132

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 65 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres)
T15W4	23	5	683-979
T3E8	23	5	1,027-1,073
T17W3	22	9	738-917
T28_1	21	9	692-1,044
T11	20	4	535-687
T21E	20	5	711-841
T15W	18	10	524-684
T33	17	3	955-982
T15W8	16	2	691-699
T16E	16	4	832-909
T16E3	16	3	671-733
T22E4	16	4	713-984
T31W3	16	8	814-895
T33W2	16	5	858-952
T16W_1	15	5	519-632
T35	15	3	544-990
T35E1	15	4	878-940
T3W1	15	8	1,007-1,120
T14E	14	4	670-864
T16_2	14	9	524-876
T26E	14	6	980-1,143
T28	14	5	547-1,032
T33W	14	2	878-950
T17E1	13	3	682-689
T22E1	13	6	1,014-1,144
T35E2	13	1	721
T39E1	13	8	627-897
T3E9	13	3	1,031-1,107
T11E	12	1	871
T11W1	12	4	567-696
T14E2	12	3	909-947
T22	12	3	1,012-1,069
T12	11	1	865
T15_2	11	5	846-879
T15W3	11	5	757-759
T16E1	11	5	696-1,032
T31	11	4	718-843
T31W1	10	5	816-887
T33E4	10	4	483-541
T33E_1	10	4	487-498

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 65 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres)
T39E2	10	5	826-868
T5W1	10	3	1,038-1,056
T3W2	9	5	820-1,120
T1E	8	4	1,047-1,084
T1W3	8	0
T1W6	8	2	503-532
T22E2	8	4	809-946
T2W1	8	4	1,101-1,129
T33E1	8	2	829-975
T3E14	8	2	1,046-1,056
T3W5	8	3	955-1,055
T33W3	7	2	859-865
T53	7	4	731-736
T11E4	6	0
T15W9	6	2	697-884
T16_1	6	2	818-834
T21E1	6	1	733
T22W2	6	4	1,014-1,094
T23W	6	1	736
T27E	6	2	806-1,036
T31W	6	2	854-869
T50	6	1	755
T51	6	3	831-850

Notes: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, because many underground drillholes are drilled as fans of multiple holes from one set-up. This is best seen in Figure 7.5, which is a cross section on Exploration Line 2 for SGX.

10.1.3.5	LME

The LM mine is discussed in terms of the two sub areas LME and LMW.

The 2024 - 2025 LME underground drilling program was focused on vein structures LM3, LM4, LM5, LM5E, LM6, LM71, LM73, LM74, LM75, LM78, LM79, and LM82, and their subzones and splay structures at elevations between 1071 m and 375 m. The purpose of the drilling program was to extend known mineralization along strike and down-dip and explore for new veins at or above the current mining depth within the mineralized vein structures. The drilling program added new mineralized zones within major production veins LM3, LM4, LM5, and LM6. The drilling program also discovered vein structures LM78M, LM79, and LM82 with resources defined. The results of the 2024-2025 drilling program are summarized in Table 10.8.

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Table 10.8	Summary of LME 2024-2025 drilling programs

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 70 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres
LM3	36	25	565-997
LM3_2	33	21	590-993
LM4	21	17	495-1,016
LM82	18	12	916-996
LM1	13	9	860-955
LM3_2E	13	9	719-1,040
LM5	13	10	405-770
LM73	12	8	559-632
LM3W3	11	8	480-683
LM4E2	10	6	564-579
LM74	10	6	752-844
LM82E	10	7	922-1,054
LM2E	9	2	992-1,006
LM2E4	9	5	1,002-1,006
LM6	9	7	629-1,009
LM71	9	6	634-783
LM2	8	5	886-1,010
LM2E_1	8	6	999
LM3W2	8	6	1,045-1,060
LM75	8	6	614-1,039
LM79	8	6	577-800
LM6W_1	7	4	620-766
LM3_4	6	3	1,041-1,071
LM5E	5	3	420
LM78	5	3	703-729
LM3W	4	2	860-950
LM5E4	4	3	458-585
LM6-1	4	3	522-730
LM5E1	3	2	375-489
LM6W3	3	2	622
LM6E2	2	2	587-596
LM83	2	1	600
LM18E2	1	1	963
LM18W1	1	1	998
LM6W	1	1	573

Notes: AgEq formulas and inputs are shown in the footnotes of Table 14.1.

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The drillhole intersection angles with the veins are variable, because many underground drillholes are drilled as fans of multiple holes from one set-up. This is best seen in Figure 7.5, which is a cross section on Exploration Line 2 for SGX.

10.1.3.6	LMW

The LMW diamond drilling in 2024 - 2025 was designed to extend and expand the known mineralized zones within major vein structures LM7, LM10, LM11E, LM12E, LM12_1, LM13W, LM14, LM17, LM19_1, LM19W1, LM21, LM22, LM26, LM28, LM32, LM32E, LM41E, LM50, LM52, W1, W2, W6, W6E1, LM18, and W18W, and explore for new mineralized structures in less-explored areas. Results of the drilling program successfully expanded mineralization in vein structures LM7, LM14, LM17, LM21, LM26, LM41E, LM50, W1, W2, W6, and W18W, in addition to discovering vein structure LM50_3, LM52_1, LM54_1, LM56, LM58, LM59, LM19E1, LM19W5, LM19_1a, LM8_12, and W18W_2. The 2024-2025 drilling program results are summarized in Table 10.9.

Table 10.9	Summary of the LMW 2024-2025 drilling programs

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 65 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres
LM28	114	37	840-1,091
LM50	74	26	788-859
LM17	60	24	578-1,079
LM26	44	25	539-754
LM52	40	14	685-859
W18W	37	15	824-1,108
LM7	35	35	511-644
LM54	32	21	478-638
LM21	31	16	637-813
W18	31	12	824-1,129
LM13W	29	16	723-961
W6	28	19	746-1,042
LM41E	26	18	477-842
W6E1	20	10	773-983
W6E2	19	8	745-964
W1	18	18	794-1,096
LM19_1	16	10	516-681
LM22	16	16	745-1,045
LM12E	15	10	660-821
LM14	15	6	643-881
LM54_1	14	14	555-604
LM7W7	14	14	565-610
LM32	13	8	584-635
LM19W1	12	9	586-853
LM32E	12	12	590-646
LM41	11	11	521-702

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 65 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres
LM59	11	2	848-856
W6E	11	5	637-872
LM12_1	10	10	588-843
LM32E1	10	10	605-647
LM58	10	6	899-917
LM11E	9	9	519-840
LM13W2	9	8	576-907
LM50_3	9	9	725-892
LM7W4	9	9	532-618
LM10	8	5	689-861
LM14_1	8	8	508-642
LM30	8	8	527-693
LM52_1	8	8	703-748
LM7E	8	8	532-640
LM8_5	8	4	786-916
LM17W2	7	7	827-990
LM19W3	7	4	729-776
LM25	7	1	658
LM19W2	6	6	571-728
LM41E2	6	15	952-1,096
W6W	6	6	861-883
LM12E2	5	1	770
LM17W1	5	5	766-1,075
LM56	5	1	875
LM8_3a	5	5	642-876
LM8_9	5	5	538-811
LM16E1	4	0	-
LM20_1	4	4	570-647
LM20W	4	4	575-923
LM23	4	4	747-755
W18W1	4	4	884-935
W5E	4	0	-
LM11E1	3	3	650-697
LM12	3	1	596
LM12_2	3	0	-
LM12_3	3	2	586-590
LM12E1	3	3	674-754
LM12E4	3	0	-
LM14_3	3	1	665
LM41E1	3	3	948-1,101

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 65 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres
LM53	3	2	784-793
LM8	3	3	629-816
LM8_1	3	2	628-634
LM8_3	3	3	736-862
LM8_7	3	0	-
W18E2	3	3	1,005-1,044
W18Wa	3	3	870-906
LM10E	2	2	852-858
LM12_5	2	2	627-677
LM12_6	2	2	741-776
LM12E3	2	0	-
LM17W4	2	2	769
LM17W5	2
LM20	2	2	579-597
LM22_1	2	2	776-853
LM25W	2	2	910-913
LM41E7	2	2	826-878
LM41W	2	2	683-712
LM8_4	2	2	809-871
W18E1	2	2	804-820
W18W2	2	2	837-1,099
W1W	2	2	1,039-1,044
W2W1	2	2	1,032-1,035
W6a	2	2	806-860
LM11	1	1	694
LM12E5	1	1	925
LM12E6	1	0	-
LM12E7	1	1	591
LM13	1	1	847
LM14_1E	1	1	535
LM16	1	1	849
LM17E1	1	0	-
LM17W	1	0	-
LM25W1	1	1	725
LM28_1	1	1	1,069
LM28a	1	1	969
LM33	1	0	-
LM41_1	1	1	749
LM41E3	1	4	752-843
LM51	1	0	-

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Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 65 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres
LM52_3	1	1	890
LM7W1	1	0	-
LM7W2	1	0	-
LM8_12	1	0	-
LM8_2	1	1	764
W18E	1	1	1,000
W18W_2	1	0	-
W2	1	1	1,012-1,043

Note: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, because many underground drillholes are drilled as fans of multiple holes from one set-up. This is best seen in Figure 7.5, which is a cross section on Exploration Line 2 for SGX.

10.1.3.7	DCG

The DCG diamond drilling in 2024- 2025 was designed to extend and expand the known mineralized zones within major vein structures C2, C4, C4W, C76, C8, C8_1, and C9_2 and explore for new mineralized structures in less-explored areas. Results of the drilling program successfully expanded mineralization in vein structures C4, C8C76, and C9_2. The 2024-2025 drilling program results are summarized in
Table 10.10.

Table 10.10	Summary of the DCG 2024-2025 drilling programs

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 80 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres
C8	7	2	858-936
C4	5	2	670-785
C2	4	0	-
C4W	3	0	-
C9_2	1	1	614
C8_1	1	1	895
C76	1	1	896
C10	1	0	-
C8E1	1	0	-

Note: Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3. Results from January 2024 to December 2025. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable, because many underground drillholes are drilled as fans of multiple holes from one set-up. This is best seen in Figure 7.5, which is a cross section on Exploration Line 2 for SGX.

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10.1.4	Plans and sections

Plans for each mine and representative examples of drill sections through the deposits are shown in Section 7, Section 9, and Section 14.

10.1.5	Bulk density measurements and results

10.1.5.1	Measurements and results

Prior to 2020, 497 samples were collected for bulk density measurement by Silvercorp from the different mines in the Ying Project. Samples were collected in individual blocks broken ore of about 1 kg from different mineralization types at each mine area. Several wallrock samples were also collected. The bulk density was measured using the wax-immersion method by the Inner Mongolia Mineral Experiment Research Institute located in Hohhot, Inner Mongolia. Table 10.11 presents the average bulk densities derived for the Ying Project deposits prior to 2020.

Table 10.11	Bulk density values for the Ying deposits pre-2020

Mine	Samples collected	# samples for bulk density calculation	Average bulk density	Remarks
SGX, HPG	194	186	N/A	Calculated using the Pb and Zn assay results, see formula below.
DCG	0	0	2.70	Assumed based on HZG.
HZG	17	17	2.70	Average of the 17 measurements.
TLP	186	186	2.92	Adopted from previous government exploration reports.
LME, LMW	100	98	2.93	The minimum and maximum values were removed from the dataset.

Source: Compiled by AMC, 2020, using data provided by Silvercorp.

A relationship between measured bulk density and the weighted combination of lead and zinc grades was developed using multivariate linear least squares regression, and this formula is used for the SGX and HPG mines. At these mines, the assay values for lead and zinc show a correlation to density and form a good regression line. Samples with a relative error of >20% between the measured and calculated bulk density were removed from the dataset before calculation of the final relationship that was used in the Mineral Resource estimate. The relationship between bulk density and grade is:

Bulk Density = 2.643339 + 0.0524358 x Pb% + 0.011367 x Zn%

Using this formula, the Ying Project bulk density measurements range from ~2.64 t/m3 to 7.08 t/m3 with a mean of 2.72 t/m3 for SGX and from 2.64 t/m3 to 6.48 t/m3 with a mean of 2.66 t/m3 for HPG.

In 2020, Silvercorp took an additional 210 density measurements at SGX and 100 density measurements at HPG. AMC reviewed the 2020 SGX data and found that it was very scattered relative to previous density and a poor fit to the prior report’s regression formula. The significant scatter suggests higher experimental errors than in previous years or that the ore type measured in 2020 was different to the ore measured in previous years. The 2020 SGX data does not appear to be satisfactory for use in density estimation without further validation.

The 100 density measurements at HPG and the original 90 density measurements were plotted against the regression line. There remains a reasonable case for applying the 2020 regression model to the HPG resource block model.

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The HPG data appears to be affected by the presence of oxidized samples and iron sulphides or oxides, but this cannot be resolved until more samples have been collected.

In the 2020 Technical Report, the bulk density formula above was applied to DCG. In reviewing the data, it was noted that the upper parts of DCG are oxidized. The performance of the regression model in the oxidized zone is uncertain due to the oxidation of sulphide minerals and the formation of secondary porosity. For this reason, 2.7 t/m3 was applied to the Mineral Resource model for DCG. This value is consistent with the value applied to HZG, for which good predictive relationships were also not evident due to the impact of oxidation and formation of secondary porosity.

No additional density measurements were provided to the QP since 2020.

10.1.5.2	Recommendations on bulk density

The QP recommends the following:

•	The procedures used in the 2020 density measurement for SGX should be independently reviewed and modified, if necessary.

•	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vughs or porosity.

•	The minimum size of the density samples should be 1 kg. The part of the sample that is selected for assaying should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.

•	The regression models are likely to be improved for some samples by inclusion of assays for copper and iron. In samples with a significant content of chalcopyrite, freibergite, pyrite, or hematite, these minerals may make a significant contribution to the overall density of the samples.

•	HZG and DCG are underrepresented in the current density data. Further sampling of these deposits is required.

10.1.6	Drilling procedures

Surface drilling is surveyed using Real-time Kinematic (RTK) GPS. Total stations are used to survey the collars of the underground holes. An electronic compass is used to determine the azimuth and dip of drillholes approximately every 50 m for surface drilling. NQ-sized drill cores (48 mm in diameter) are recovered from the mineralized zones. Drill core is moved from drill site to the surface core shack located at the mine camp on a daily basis and is logged, photographed, and sampled in detail there. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with a sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labelled cotton cloth bag with sample number marked on the bag. A pre-numbered ticket book with three connected tickets with the same number is used to assign the sample numbers. A ticket from the book is inserted in the bag, another is stapled onto the core boxes beside the archived sample, and the stub of the ticket book is retained for reference. QA/QC samples are inserted and the bagged sample is then shipped to the laboratory for assaying. Sampling is further discussed in Section 11.

Core recovery at the Ying Project is good. Core recoveries range between 63.33% and 100% with the average recovery being 98.72%.

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10.2	KP Project

10.2.1	Drilling summary

As discussed in Section 6, Silvercorp acquired its interest in the KP Project in October 2021 by acquiring all the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (Xinbaoyuan). Prior to 2021, the previous owners of the Xinbaoyuan company, the First Geological Brigade of the Henan Bureau of Nonferrous Metals Geological and Mineral Resources (FGB) had drilled a total of 11,391 m in 55 holes on the KP Project from surface locations. Since October 2021, Silvercorp has drilled an additional 8,390 m in 32 holes from surface locations. From January 2012 to December 2025, a total of 19,780 m in 87 holes was drilled on the KP Project.

A summary of the drilling undertaken by FGB and Silvercorp is presented in Table 10.12.

Table 10.12	Summary of drilling completed on KP Project, 2006 to December 2025

Owner	Period	Number of holes		Metres
		Underground	Surface
FGB	2012 - 2013	0	55	11,390.52
Silvercorp	Mar 2022 - Dec 2022	0	32	8,389.31
Total	2006 - Dec 2025	0	87	19,780.33

Note: FGB = First Geological Brigade of Henan Nonferrous Metals Geological and Mineral Resources Bureau.

A representative longitudinal section for the biggest vein is presented in Section 9.

The 2012-2013 surface drilling defined six mineralization zones, which are all silver lead zinc polymetallic veins (K1, K2, K3, K4, K5, K6) in the mining area. The 2022 diamond drilling program resulted in the extension of the down-dip and strike of some mineralized veins and the discovery of a new mineralization near K4; the occurrence and continuity of this mineralization are yet to be fully defined.

10.2.2	Summary of results

Drilling results from the drill programs on the KP Project are briefly summarized in Table 10.13. These results have been incorporated into the mine database and contribute to the current Mineral Resource for the KP deposit.

Table 10.13	Brief summary of the drilling results

Owner	Holes completed	No. of mineralized holes	Average grade of mineralized	Average true width of mineralized intersections (m)	Detected depth of mineralization (elevation in metres)
FGB	55	383	624 g/t AgEq	0.73	878 - (-171)
Silvercorp	32	65	266 g/t AgEq	0.75	977-649

Notes: Value of 90 g/t AgEq selected as lowest COG for KP. AgEq formula and inputs are shown in the footnotes of Table 14.1.

Drilling results of individual veins for the March 2022–September 2022 period are further discussed in the following section. The AgEq formula and inputs are shown in the footnotes of Table 14.1.

10.2.3	Discussion of results by vein

FBG’s surface drilling was focused on targeting down-dip extensions and infill on mineralized vein structures. The FBG’s drilling program results are summarized by vein in Table 10.14.

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Table 10.14	Summary of the FBG drilling program by vein

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 90 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres)
K1	17	8	848-966
K2	3	2	1,087-1,107
K3	17	9	880-1,038
K4	27	16	799-1122

Note: AgEq formulas and inputs are shown in the footnotes of Table 14.1.

Silvercorp’s 2022 surface drilling was focused on targeting down-dip extensions and infill on mineralized vein structures. The 2022 KP drilling program results are summarized by vein in Table 10.15.

Table 10.15	Summary of the KP 2022 drilling program by vein

Target vein	Number of holes drilled	Holes intercepting mineralization (= or > 90 g/t Ag equivalent)	Detected depth of mineralization (elevation in metres)
K1	3	0	-
K3	6	2	949-999
K4	25	11	780-1,075

Note: Results from March 2022 to September 2022. AgEq formulas and inputs are shown in the footnotes of Table 14.1.

The drillhole intersection angles with the veins are variable.

10.2.4	Plans and sections

A plan and representative examples of drill sections through the deposit are shown in Section 7, Section 9, and Section 14.

10.2.5	Bulk density measurements and results

Bulk density measurements were carried out by FBG. Fresh mineralized samples were collected, and the Archimedes method was used.

Table 10.16	Bulk density values for the KP deposit

Deposit	Samples collected	# samples for bulk density calculation	Average bulk density (t/m3)	Remarks
KP	40	40	2.82	Average of the 40 measurements.

Source: Compiled by AMC, 2026, using data provided by Silvercorp.

10.2.5.1	Recommendations on bulk density

The QP recommends the following:

•	The procedures used in for the density measurement should be documented.

•	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vughs or porosity.

•	The minimum size of the density samples should be 1 kg. The part of the sample that is selected for assaying should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.

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•	KP is underrepresented in the current density data. Further sampling of this deposit is required.

10.2.6	Drilling procedures

The drilling procedures used by FBG are not known.

For Silvercorp’s 2022 drilling, survey methods were the same as the Ying Project. NQ-sized drill cores (48 mm in diameter) were recovered from the mineralized zones. Drill core is moved from drill site to the surface core shack located at the mine camp on a daily basis and is logged, photographed, and sampled in detail there. While logging, QA/QC samples, including blanks, duplicates and standards were inserted into the sample series with around one blank, one duplicate and one standard sample for every 20-30 samples. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with a sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labelled cotton cloth bag with sample number marked on the bag. A pre-numbered ticket book with three connected tickets with the same number is used to assign the sample numbers. A ticket from the book is inserted in the bag, another is stapled onto the core boxes beside the archived sample, and the stub of the ticket book is retained for reference. The bagged sample is then shipped to the laboratory for assaying.

Core recovery at the KP Project for the 2022 drilling is good. Core recoveries range between 63.64% and 100% with average recovery being 98.72%.

10.3	Conclusions

The QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results at the Ying Project. The QP notes that at the KP Project 57% of the metres were drilled by FBG and drilling, sampling and recovery factors are not known. Overall, the KP Project is a small contributor to the overall Ying Property.

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11	Sample preparation, analyses, and security

11.1	Ying Project

11.1.1	Introduction

This section describes the sampling methods, analytical techniques, security, and assay QA/QC protocols employed at the Ying Project from January 2024 to October 2025. All work programs completed on the project since 2004 have been managed by Silvercorp and carried out in accordance with the company’s internal procedures.

Silvercorp has analyzed samples for Au, Ag, Cu, Pb, and Zn at all mines since 2024. Drillhole samples are submitted to external commercial laboratories for analysis. Drillhole sample dispatch and monitoring is managed by geologists from the central Beijing office. Underground channel samples are almost exclusively sent to the Ying site laboratory for analysis. Underground sample dispatch and monitoring is managed by geologists at the respective mine sites. Drillhole and underground assay data is stored within Microsoft Access™ databases at each mine site. QA/QC data is generally stored in Microsoft Excel worksheets.

The QP has reviewed sample preparation, analysis, security and QA/QC protocols, and results for drillhole and sampling programs completed between January 2010 and October 2025. Pre-2010 protocols are reported as being similar, but the results of QA/QC programs were not available for the QP to verify. The QP notes that work completed prior to 2010 comprises approximately 3% of total drilling and 8% of underground sampling databases.

Since the release of the 2024 AMC Technical Report, Silvercorp has collected and analyzed an additional 107,713 drillhole samples and 79,546 underground channel samples from the seven mines that comprise the Ying Project1. These samples represent approximately 19% of the total Ying drillhole database and 22% of the total Ying channel sample database. While a summary of results for the period 2010-2023 is briefly discussed, this report focuses on the work carried out in 2024 and 2025. Readers are referred to previous Technical Reports for additional information on earlier work.

11.1.2	Sampling

11.1.2.1	Introduction

Mineralization within the Ying mines occurs as a series of narrow quartz-carbonate veins which are typically related to steeply dipping, fault-fissure zones, hosted within Archean gneiss and greenstone. Individual veins commonly ‘pinch and swell’, varying in thickness from several centimetres to several metres. In some instances, veins may disappear and reappear within the fault-fissure structures along strike and down-dip.

Silvercorp’s exploration strategy comprises a combination of underground tunnelling and diamond core drilling. Tunnels are typically developed along and across the veins on nominal 40-50 m spaced levels, with infill to 20-25 m levels where warranted. Raises and declines are developed to provide access to the veins between levels. Diamond core drilling is used to target veins in other locations vertically and laterally.

1 Sample counts are based on the number of silver assays in the databases provided for the Mineral Resource. Absent data are ignored here but are set to zero ahead of estimation as discussed in Section 14.

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11.1.2.2	Drillhole sampling

Drilling at the Ying Project has been completed using NQ (48 mm) diamond core. Drillholes are collared from both surface and underground. Drill core was collected in wooden or plastic core trays by drilling personnel. Silvercorp geologists visit the drill site daily to check drilling progress, drill core quality, and correct depth markings. Once checks of the core are complete, core is transported to a secure core logging facility at the respective mine.

Silvercorp personnel complete all logging and sampling processes. These comprise the collection of core recovery data, detailed lithological, vein and mineralization logging, core photography, and core sampling. After geological logging, sample intervals are determined by the geologist based on the presence of veining and sulphide content, respecting geological and mineralization contacts. Samples of the adjacent footwall or hangingwall wallrock are collected in addition to the visible mineralization or vein.

Silvercorp historically has collected drillhole samples at lengths that generally range between 5 cm and 2 m. The minimum length was increased to 40 cm in recent programs. During the sampling process the geologist records the Hole ID and relevant depth interval of the sample in a sample book with a pre-numbered sample ID and tear-off tags.

After the core has been photographed, core to be sampled is cut in half with a rock saw. One half of the core is collected and placed into cotton bags and the other half of the core is returned to the core tray for archival storage (or quartered if a duplicate sample is required). The sample number for the corresponding interval is then marked on the outside of the cotton bag, and a tear off tag with the sample number is inserted into the bag. The sample number is also recorded on the retained half of the core with an indelible marker for future reference. Sample bags are then sealed and placed into larger rice bags and secured for shipment to the laboratory.

11.1.2.3	Underground sampling

Underground samples comprise a composite of chips collected from channels cut into the walls or backs of tunnels and crosscuts. Faces are typically sampled along sample lines perpendicular to the mineralized vein structure at 5 m intervals within mineralized zones and increasing to 15 m or 25 m intervals within non-mineralized zones. Sampling of mineralized zones typically includes collection of samples of adjacent wallrock in addition to the visible mineralization or vein. Sample lengths have historically ranged between ~20 cm and 2 m. The minimum sample length was recently increased to 40 cm.

Samples are collected in cotton bags labelled with a unique sample number. Sample bags are then sealed and placed into larger rice bags and secured for shipment to the laboratory.

11.1.2.4	Sample shipment and security

Drill core is stored in a clean and well-maintained core shack at each mine. Core shacks are locked when unattended and monitored by security personnel 24 hours a day. Figure 11.1 shows photos of the SGX core shack and core storage, and logging facilities at HPG and TLP.

Underground channel samples are transported to the Ying mine laboratory by Silvercorp personnel. Drillhole samples, are transported to a sample preparation facility (operated by SGS) located near Mill 2 at Ying or directly to external laboratories. The prepared samples then have the external QA/QC Certified Reference Materials (CRMs) and blanks inserted into the dispatch and are then sent to commercial laboratories, by Silvercorp personnel or by commercial courier.

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Figure 11.1	Ying sampling processing, logging, and storage facilities

Notes: Top Left: SGX core processing / logging facility, Top Right: SGX core storage, Bottom Left: HPG Core logging facility, Bottom Right: TLP Core logging facility.

Source: Silvercorp, 2022.

11.1.3	Sampling preparation and analysis

Silvercorp used a total of 10 primary laboratories between 2004 and 2023, nine primary laboratories between 2024 and 2025 for analysis of drill core samples and underground samples. Additional laboratories were utilized primarily between 2019 and 2021 to accommodate the volume of samples and to mitigate protracted laboratory turn-around times. Table 11.1 presents the laboratories used for sample analysis from the Ying Project since 2006.

All external laboratories are certified in accordance with the China Metrology Certification / China Inspection Body and Laboratory Mandatory Approval (CMA) issued by the Chinese government at the national or provincial level. This approval is a mandatory requirement for all commercial laboratory and inspection institutions operating within China that release data to the public. SGS Tianjin is certified in accordance with the China National Accreditation Service for Conformity Assessment (CNAS) in addition to CMA. The CNAS accreditation incorporates ISO/IEC 17025:2017. The Ying site laboratory was granted a CMA certificate on 3 November 2025.

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Table 11.1	Laboratories used for the Ying Project (January 2006 – October 2025)

Laboratory name	Abbreviated name	Lab code	Location	Certification	Years used
SGS-CSTC Standards Technical Services (Tianjin) Co., Ltd.	SGS	SGS	Tianjin	CMA, CNAS	2020-2025
Ying (Henan Found) site laboratory	Ying Site laboratory	HNFED	Luoning County, Henan Province	CMA	2006-2025
Analytical Laboratory of Henan Non-Ferrous Metals Geological and Exploitation Institute	Henan Nonferrous Ins.		Zhengzhou, Henan Province	CMA	2006-2023
Henan Geological Institute / Henan Provincial Rock & Mineral Testing Centre (previously known as the Henan Nonferrous Institute)	Henan Geol Ins.	DZYJY	Zhengzhou, Henan Province	CMA	2024-2025
Test Centre of Qiqihar Geological Exploration Institute of Qiqihar, Heilongjiang	Qiqihar Geol Test Centre	QQHE	Qiqihar, Heilongjiang Province	CMA	2020-2023
Heilongjiang Geological Institute (previously known as the Qiqihar Geol Test Centre).	Heilongjiang Geo Ins.		Qiqihar, Heilongjiang Province	CMA	2024-2025
Henan Centre of Quality Supervision and Inspection for Gold and Precious Metal Product	Henan Gold Test Centre	SMX	Sanmenxia, Henan Province	CMA	2020-2025
Lab of Brigade 1 of Geological and Mineral Exploration Bureau in Henan Province	Henan Geol Brigade 1	LYYD	Luoyang, Henan Province	CMA	2020-2025
Analytical Laboratory of Henan Non-Ferrous Metals (Brigade 6)	Henan Nonferrous Brigade 6	LYLD	Luoyang, Henan Province	CMA	2020-2025
Analytical Laboratory of Henan Non-Ferrous Metals (Brigade 1)	Henan Nonferrous Brigade 1	AYYD	Anyang, Henan Province	CMA	2020-2025
Analytical Lab of the Inner Mongolia Geological Exploration Bureau	Inner Mongolia Geol Lab	-	Hohhot, Inner Mongolia.	CMA	2016-2019
Chengde 514 Geological and Mineral Test and Research Co. Ltd.	Chengde	-	Chengde, Hebei Province	CMA	2016-2023

Source: Compiled by AMC, 2026 from data provided by Silvercorp.

11.1.3.1	Laboratory protocols

The procedures at the nine laboratories used since January 2020 have some differences in sample preparation and analysis. Samples are dried at the laboratories at a temperature between 60°C and 105°C and then crushed using a jaw crusher to a size varying between 2 mm and 20 mm (Figure 11.2). Rod crushers are then used to reduce the crush size to at least 3 mm, but typically to 1 mm.

Sub-sampling of the crushed samples is completed using a riffle splitter at the site preparation facility, SGS Tianjin, and the Qiqihar Geol Test Centre. All other laboratories pour crushed samples onto a mat and subsample manually using a scoop. A sub-sample of between 100 g and 500 g is then pulverized to 74 microns (µm).

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Figure 11.2	SGS Tianjin jaw crusher and RSD

Source: AMC, 2024.

Pulp samples taken for digestion vary in size from 0.2 g to 1 g for Ag, 0.1 g to 1 g for Pb and Zn, and between 10 g and 30 g for Au.

A two-acid (2A) digest (Aqua Regia) is used at all laboratories except SGS Tianjin, where a four-acid (4A) (perchloric, hydrochloric, nitric, hydrofluoric) digest is used. Analysis at all laboratories generally comprises Atomic Absorption Spectrophotometer (AAS) and Inductively Coupled Plasma – Atomic Emission Spectrophotometer (ICP-AES) using various instrumental finishes. Samples returning over limit (above upper detection limit) results for Au and Ag are repeated by fire assay. Over-limit Pb and Zn results are repeated with a combination of dilution and titration (volumetric correction). Chengde differs from most other laboratories by using dilution for repeating over-limit results for Ag and Au.

Table 11.2 summarizes laboratory protocols for the nine laboratories used by Silvercorp between 2006 and 2023. Table 11.3 summarizes laboratory protocols for the eight laboratories used by Silvercorp between 2024 and 2025. No information was available for the Inner Mongolia Geol Lab (used between 2006 and 2019).

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Table 11.2	Ying laboratory protocols (January 2006 – December 2023)

Element	Process	Ying Site lab	SGS Tianjin	Henan Nonferrous Ins	Chengde Laboratory	Qiqihar Geol Test Centre	Henan Gold Test Centre	Henan Geol Brigade 1	Henan Nonferrous Brigade 6	Henan Nonferrous Brigade 1
All	Drying	105°C	95°C	70°C	60°C	95°C	105°C	95°C	90°C	70°C
	Crush	Jaw to 20 mm, rod to 2 mm	Jaw to 3 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 2 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm
	Split method	Riffle split	Riffle split	Manual 1/4	Manual 1/4	Riffle split	Manual 1/4	Manual 1/4	Manual 1/4	Manual 1/4
	Pulverize mass	100 g	500 g	N/S	N/S	400 g	400 g	500 g	500 g	400 g
	Pulverize size	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm
Ag	Method	2A AAS	4A ICP-AES	2A AAS	2A AAS	2A ICP	2A AAS	2A AAS	2A AAS	2A AAS
	LLD (g/t)	5	2	2	2	2	2	1	5	5
	UDL (g/t)	300	100	1,500	500	100	800	10,000	2,000	2,000
	Overlimit	FA	FA	FA	D	FA	FA-AAS	FA-AAS	FA-AAS	FA-AAS
	O/L UDL (g/t)		>2,000	NS	NS	50,000	20,000	50,000	>2,000	50,000
Pb	Method	2A AAS	4A ICP-AES	2A ICP	NS ICP	2A ICP	2A ICP-OES	2A AAS	2A AAS	2A AAS
	LLD (%)	0.02	0.0002	0.01	0.005	0.0001	0.01	0.001	0.03	0.02
	UDL (%)	1	1	10	5	1	5	10	10	5
	Overlimit	D, V	AAS/V	V	V	D, V	V	V	V	V
	O/L UDL (%)	NS	20	20	20	>20	>3	>10	>10	>5
Zn	Method	2A AAS	4A ICP-AES	2A ICP	NS ICP	2A ICP	NS ICP-OES	2A AAS	2A AAS	2A AAS
	LLD (%)	0.02	0.0001	0.01	0.005	0.0001	0.01	0.001	0.03	0.02
	UDL (%)	0.5	1	10	3	1	3	10	5	3
	Overlimit	D, V	AAS/V	V	V	D, V	V	V	V	V
	O/L UDL (%)	NS	20	20	20	>20	>3	>10	>5	>5
Au	Method	2A AAS	FA-AAS	2A AAS	NS AAS	FA-AAS	FA-AAS	2A AAS	FA-AAS	FA-AAS
	LLD (g/t)	0.05	0.01	0.1	0.05	0.1	0.01	0.1	0.1	0.01
	UDL (g/t)	5	10	10	50	10	100	10	10	10
	Overlimit	FA	FA-AAS	FA	D	FA	NS	NS	FA	FA
	O/L UDL (g/t)	NS	100	NS	NS	>100	NS	100	100	100

Notes:

•	2A=Two acid digest, 4A=Four acid digest, ICP=Inductively Coupled Plasma, AES=Atomic Emission Spectroscopy, AAS=Atomic absorption spectroscopy, FA= Fire assay, NS=Not specified.

•	Over limits: D=Dilution, V=Volumetric (titration).

Source: Compiled by AMC, 2024 from data provided by Silvercorp.

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Table 11.3         Ying laboratory protocols (January 2024 – October 2025)

Element	Process	Ying Site lab	SGS Tianjin	Henan Geol Ins	Heilongjiang Geo Ins	Henan Gold Test Centre	Henan Geol Brigade 1	Henan Nonferrous Brigade 6	Henan Nonferrous Brigade 1
All	Drying	105°C	95°C	70°C	95°C	105°C	95°C	90°C	70°C
	Crush	Jaw to 20 mm, rod to 2 mm	Jaw to 3 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 2 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm	Jaw to 4 mm, rod to 1 mm
	Split method	Riffle split	Riffle split	Manual 1/4	Riffle split	Manual 1/4	Manual 1/4	Manual 1/4	Manual 1/4
	Pulverize mass	100 g	500 g	N/S	400 g	400 g	500 g	500 g	400 g
	Pulverize size	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm	74 µm
Ag	Method	2A ICP	4A ICP-AES	3A AAS	2A AAS	4A AAS	3A AAS	4A AAS	3A AAS
	LLD (g/t)	5	2	2	0.2	5	1	5	1
	UDL (g/t)	3000	100	2,000	3,000	1,000	2,000	2,000	2,000
	Overlimit	FA-GRAV	FA	FA	GRAV	FA-GRAV	FA-AAS	FA-GRAV	FA-AAS
	O/L UDL (g/t)	10,000	>2,000	50,000	10,000	10,000	50,000	10,000	50,000
Cu	Method	2A ICP	4A ICP-AES	3A ICP	2A AAS	4A AAS	3A ICP	4A AAS	3A ICP
	LLD (%)	0.01	0.0001	0.01	0.001	0.02	0.002	0.02	0.002
	UDL (%)	10	1	10	10	5	10	5	10
	Overlimit	V	AAS	V	V	V	V	V	V
	O/L UDL (%)	50	-	50	50	50	50	60	50
Pb	Method	2A ICP	4A ICP-AES	3A ICP	2A AAS	4A AAS	3A ICP	4A AAS	3A ICP
	LLD (%)	0.01	0.0002	0.01	0.001	0.02	0.005	0.02	0.005
	UDL (%)	30	1	10	10	5	10	5	10
	Overlimit	V	AAS/V	V	V	V	V	V	V
	O/L UDL (%)	30	20	70	70	70	70	70	70
Zn	Method	2A ICP	4A ICP-AES	3A ICP	2A AAS	4A AAS	3A ICP	4A AAS	3A ICP
	LLD (%)	0.01	0.0001	0.01	0.001	0.02	0.001	0.02	0.001
	UDL (%)	15	1	10	10	5	10	3	10
	Overlimit	V	AAS/V	V	V	V	V	V	V
	O/L UDL (%)	70	20	60	70	60	60	60	60
Au	Method	2A AAS	FA-AAS	2A AAS	2A AAS	2A AAS	2A AAS	2A AAS	2A AAS
	LLD (g/t)	0.1	0.01	0.1	0.01	0.1	0.1	0.1	0.1
	UDL (g/t)	10	100	10	50	1	10	10	10
	Overlimit	FA-GRAV	FA-AAS	FA	GRAV	FA-GRAV	FA-AAS	FA-GRAV	FA-AAS
	O/L UDL (g/t)	100000	100	100	100	150	100	100	100

Notes:

•	2A = Two acid digest, 3A = Three acid digest, 4A = Four acid digest, ICP = Inductively Coupled Plasma, AES = Atomic Emission Spectroscopy, AAS = Atomic absorption spectroscopy, FA = Fire assay, NS = Not specified.
•	Over limits: D = Dilution, V = Volumetric (titration), GRAV = Gravimetric.

Source: Compiled by AMC, 2026 from data provided by Silvercorp.

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Discussion on laboratory protocols

The laboratory sample preparation and analysis protocols are somewhat different between laboratories. The QP recommends that, in future programs, laboratories are chosen based on similar protocols, or that protocols are standardized between laboratories as much as possible.

•	The QP recommends that Silvercorp should attempt to standardize the crush methodology, crush sub-sampling method, and sample size, lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.

•	The QP recommends the halting the use of roll mats to mix samples prior to sub-sampling. Riffle splitting or automated rotary sample dividers are a more robust system less inclined to sampling bias.

•	Wet sizing of pulps should be conducted to test the grind size protocols.

11.1.4	Quality Assurance / Quality Control

11.1.4.1	Overview

Silvercorp has established QA/QC procedures to monitor accuracy, precision and sample contamination of the sample stream during sampling, preparation, and analysis. CRMs and coarse blanks have been included with drilling and underground samples since 2010. Field duplicates have been included with drilling samples since 2012, and with underground samples between 2012 and 2016, and between 2020 and 2025. Pulp duplicates were included within sample batches as internal check samples between 2010 and 2016. Umpire (external check) samples (pulps) were sent to a separate ‘umpire’ laboratory for most programs since 2010, with the exception of the period from July 2016 to December 2019.

Summaries of QA/QC samples included in drilling and underground sampling 2010 to 2016 and 2017 to 2025 are presented in Table 11.4 and Table 11.6 respectively. Table 11.5 and Table 11.7 summarize the insertion rate of these QA/QC samples. Note in the period from 2004 to December 2009, limited QA/QC programs were in place, however no data was available for review.

In this report, gold and copper values are not discussed in detail as, historically, they have not been material components of the Mineral Resource.

Table 11.4        Ying QA/QC samples by time period (2010–June 2016)

Time period	Drilling				Underground				Combined DH / UG1
	Drill samples	CRMs	Blanks	Field dups	Channel samples	CRMs	Blanks	Field dups	Pulp duplicates	Umpire samples
Jan 2010 to Dec 2012[2]	27,604	810	168	-	Reported with drill samples				543	247
Jan 2012 to Jun 2013[3]	17,369	477	531	447	17,938	648	390	330	684	319
Jul 2013 to Jul 2016[4]	14,444	453	438	422	44,166	1,282	1,104	850	684	519

Notes:

1 Previous report combined drillhole and underground samples for pulp duplicate and umpire samples.

2 2012 Technical Report (Drill and channel samples combined).

3 2014 Technical Report.

4 2017 Technical Report.

Source: Compiled by AMC, 2022.

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Table 11.5         Ying QA/QC insertion rates by time period (2010–June 2016)

Time period	Drilling				Underground				Combined DH / UG1
	Drill samples	CRMs	Blanks	Field dups	Channel samples	CRMs	Blanks	Field dups	Pulp duplicates	Umpire samples
Jan 2010 to Dec 2011[1,2]	27,604	2.9%	0.6%	0.0%	Reported with drill samples				2.0%	0.9%
Jan 2012 to Jun 2013[3]	17,369	2.7%	3.1%	2.6%	17,938	3.6%	2.2%	1.8%	3.8%	1.8%
Jul 2013 to Jul 2016[4]	14,444	3.1%	3.0%	2.9%	44,166	2.9%	2.5%	1.9%	1.5%	1.2%

Notes:

1 Previous report combined drillhole and underground samples for pulp duplicate and umpire samples.

2 2012 Technical Report (Drill and channel samples combined).

3 2014 Technical Report.

4 2017 Technical Report.

Source: Compiled by AMC, 2022.

Table 11.6       Ying QA/QC sample numbers by time period (July 2016–October 2025)

Time period[1]	Drilling					Underground
	Drill samples	CRMs	Blanks	Field dups	Umpire samples	Channel samples	CRMs	Blanks	Field dups	Umpire samples
Jul 2016 to Dec 2019[2]	20,433	625	625	623	0	67,274	1,731	304	0	0
Jan 2020 to Dec 2020[3]	61,366	1,437	1,425	1,431	52	21,532	481	485	486	470
Jan 2021 to Dec 2021[3]	148,869	3,423	3,427	3,779	200	22,075	417	419	419	670
Jan 2022 to Dec 2023[4]	127,935	3,616	3,609	4,251	314	56,842	618	534	4,246	442
Jan 2024 to Oct 2025	107,713	3,027	3,025	3,172	402	79,546	1,431	1,263	1,331	839

Notes:

[1]	Breakdown by year is approximate. Year compiled by AMC based on drill date recorded in collar file and assay files and excludes surface trench and raise bore sampling. Where missing, dates were compiled from assay date, report date or interpolated by sorting data by sample ID.

2 2020 Technical Report.

3 2022 Technical Report.

4 2024 Technical Report.

Source: Compiled by AMC, 2026 from data provided by Silvercorp.

Table 11.7         Ying QA/QC insertion rates by time period (July 2016–October 2025)

Time period[1]	Drilling					Underground
	Drill samples	CRMs	Blanks	Field dups	Umpire samples	Channel samples	CRMs	Blanks	Field dups	Umpire samples
Jul 2016 to Dec 2019[2]	20,433	3.1%	3.1%	3.0%	0.0%	67,274	2.6%	0.5%	0.0%	0.0%
Jan 2020 to Dec 2020[3]	61,366	2.3%	2.3%	2.3%	0.1%	21,532	2.2%	2.3%	2.3%	2.2%
Jan 2021 to Dec 2021[3]	148,869	2.3%	2.3%	2.5%	0.1%	22,075	1.9%	1.9%	1.9%	3.0%
Jan 2022 to Dec 2023[4]	127,935	2.8%	2.8%	3.3%	0.2%	56,842	1.1%	0.9%	7.5%	0.8%
Jan 2024 to Oct 2025	107,713	2.8%	2.8%	2.9%	0.4%	79,546	1.8%	1.6%	1.7%	1.1%

Notes:

[1]	Breakdown by year is approximate. Year compiled by AMC based on drill date recorded in collar file and assay files. Where missing, dates were compiled from assay date, report date or interpolated by sorting data by sample ID.

2 2020 Technical Report.

3 2022 Technical Report.

4 2024 Technical Report.

Source: Compiled by AMC, 2026 from data provided by Silvercorp.

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11.1.4.2	Certified reference materials

Twenty-seven different CRMs were used by Silvercorp during the January 2024–October 2025 drill and channel sampling programs. All CRMs were supplied by CDN Resource Laboratories of Langley, British Columbia, Canada, and are variably certified for Ag, Pb, Zn, Cu, and Au. Nineteen of the CRMs were used in previous years. The eight new CRMs were purchased to replace depleted CRM stocks or to monitor additional grade ranges.

All CRMs for silver are certified by four-acid digest with an AAS or ICP-AES determination. CRMs CDN-ME-1603 and CDN-ME-1902 are also certified for silver by fire assay with a gravimetric determination. CDN-ME-1811 is also certified by aqua regia digest with AAS / ICP-AES determination.

All copper, lead, and zinc values are certified by four-acid digest with an AAS / ICP-AES determination. All gold CRMs are certified by fire assay with an AAS or ICP-AES determination. CRM CDN-ME-1201 has only a provisional value for gold (relative standard deviation >~5%).

Details of CRMs used at Ying are presented in Table 11.8 (sorted from low to high grade silver grades).

Table 11.8         Ying CRMs (January 2024–October 2025)

CRM ID	Ag (g/t)		Pb (%)		Zn (%)		Au (g/t)		Cu (%)		No. CRMs (drilling)		No. CRMs (channel)
	Expected value	SD	Expected value	SD	Expected value	SD	Expected value	SD	Expected value	SD	2024	2025	2024 / 2025
CDN-ME-2310	5.3	0.42	0.71	0.021	5.33	0.15	4.59	0.21	0.396	0.015		89	28
CDN-ME-2311	33.8	2.13	0.032	0.003	3.49	0.12	1.656	0.12	0.311	0.011		79	50
CDN-ME-1201[2]	37.6	1.7	0.465	0.016	4.99	0.145	0.125	0.015	1.572	0.145			7
CDN-ME-1808	39	1.3	0.6	0.01	3.85	0.075	2.31	0.14	0.212	0.005	184	81	77
CDN-ME-2312	45	5	0.59	0.027	1.38	0.07	1.58	0.16	0.271	0.013		65	19
CDN-ME-1803	46	1.5	1.21	0.02	2.82	0.06	1.308	0.034	0.381	0.007	69	7	31
CDN-ME-2101	48	4	0.827	0.038	1.488	0.057	0.765	0.087	1.32	0.06		93	32
CDN-ME-1403	53.9	2.7	0.414	0.009	1.34	0.03	0.954	0.039	0.448	0.015	146	16	80
CDN-ME-1708	53.9	2	0.171	0.006	0.484	0.013	6.96	0.25	2	0.035	103	11	116
CDN-ME-2306	67	6	0.702	0.018	2.34	0.09	2.553	0.237	0.302	0.012		109	25
CDN-ME-2204	78	3.5	1.11	0.02	2.41	0.06	1.013	0.046	0.257	0.006	104	105	131
CDN-ME-1603[3]	86	1.5	1.34	0.025	0.45	0.015	0.995	0.033	0.279	0.007	34	11	25
CDN-ME-1405	88.8	3.3	0.638	0.026	3.02	0.055	1.295	0.037	0.685	0.018	49	12	22
CDN-ME-1811[4]	90	2	0.304	0.008	1.55	0.03	2.05	0.12	1.671	0.024	89	18	70
CDN-ME-2203	90	2.5	1.44	0.03	3.13	0.085	1.277	0.049	0.298	0.014	98	131	147
CDN-ME-1812	97	2.5	1.47	0.03	3.23	0.1	7.86	0.33	0.989	0.021	121	10	107
CDN-ME-2003	106	9	0.475	0.016	1.05	0.05	1.301	0.135	0.656	0.018		97	17
CDN-ME-1801	108	3	3.08	0.05	7.43	0.15	0.911	0.029	0.284	0.005			4
CDN-ME-2305	133	7	2.11	0.06	5.66	0.2	1.562	0.137	0.259	0.009		109	78
CDN-ME-2201	135	4	1.93	0.035	4.62	0.085	1.52	0.085	0.076	0.002	84		32
CDN-ME-1903	180	5.5	1.06	0.02	1.75	0.035	3.035	0.121	1.23	0.03	129	82	76
CDN-ME-2202	249	7	1.14	0.02	2.26	0.05	1.755	0.068	0.111	0.002	95	113	79

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CRM ID	Ag (g/t)		Pb (%)		Zn (%)		Au (g/t)		Cu (%)		No. CRMs (drilling)		No. CRMs (channel)
	Expected value	SD	Expected value	SD	Expected value	SD	Expected value	SD	Expected value	SD	2024	2025	2024 / 2025
CDN-ME-2301	329	15	2.57	0.12	4.41	0.09	1.329	0.101	0.271	0.01		121	17
CDN-ME-2303	330	8	6.83	0.29	22.39	0.81	3.71	0.34	0.37	0.012		113	66
CDN-ME-1902[3]	356	9.5	2.2	0.05	3.66	0.115	5.38	0.21	0.781	0.013	99	18	59
CDN-ME-2302	602	18	3.51	0.13	5.68	0.15	1.44	0.08	0.257	0.011		131	36

Notes:

•	CRMs are presented in order of increasing Ag expected value.
•	Except for CDN-ME-1305, All Ag, Pb, and Zn CRM values shown are certified by 4A digest with AAS/ICP-AES determination. All CRM Au values are certified by fire assay with AAS/ICP-AES determination.
•	SD = standard deviation.

[1]	CDN-ME-1305: Ag certified by fire assay with AAS/ICP-AES determination. Pb, and Zn CRM values shown are certified by 4A digest with AAS/ICP-AES determination. Au CRM values are certified by fire assay with AAS / ICP-AES determination.

2 Provisional value for Au (RSD > ~5%).

3 Ag certified for 4A digest with AAS/ICP-AES determination and fire assay with gravimetric finish. Instrumental finish value shown.

4 Certified for 4A digest and aqua regia with AAS/ICP-AES determination. 4A digest value shown.

Source: Compiled by AMC, 2026.

Silvercorp prepares individual 50 g CRM packets from bulk containers and selects which CRMs are inserted into the sample stream based on visually estimated mineralization criteria (i.e., strongly mineralized samples are accompanied by CRMs with similarly high grades, and vice versa).

Silvercorp’s internal procedures require that CRMs are inserted into the sample stream at a rate of ~1 CRM for every 37 samples.

CRM performance is monitored on a batch-by-batch basis by geologists at each mine and by the Exploration Management Department in Silvercorp’s Beijing office. Assay data is visually reviewed on CRM control charts. Assay results of a CRM within ±2 standard deviations (SD) of the recommended value are considered acceptable, results between 2SD and 3SD are considered as a warning, and assay data outside the ±3SD control lines are deemed failed assays. When two or more consecutive assays of CRMs occur outside the warning 2SD control lines in a sample batch, Silvercorp will notify the laboratory immediately to check their internal QA/QC procedures and re-assay samples of the batch with failed CRM assays. Only approved assay results are used for Mineral Resource estimation.

Discussion on CRMs (2024-2025)

CRMs contain known concentrations of silver, lead, and zinc which are inserted into the sample stream to check the analytical accuracy of the laboratory. Industry best practice typically advocates an insertion rate of at least 5-6% of the total samples assayed (Long et al., 1997; Méndez, 2011; Rossi and Deutsch, 2014). This should ensure that CRMs are included in every batch of samples sent to the laboratory. CRMs should be monitored on a batch-by-batch basis and remedial action taken immediately if required. For each economic mineral, the use of at least three CRMs is recommended with values:

•	At the approximate cut-off grade (COG) of the deposit.

•	At the approximate expected grade of the deposit.

•	At a higher grade.

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Between January 2024 and October 2025, a total of 3,027 CRMs were submitted as part of the drilling program, representing an average overall insertion rate of 2.8%. For the channel sampling program, 1,431 CRMs were submitted during this timeframe, representing an average overall insertion rate of 2%.

The average Measured plus Indicated Mineral Resource grades of the seven Ying Project mines range from ~42 g/t to 208 g/t for Ag, 0.8% to 3.5% for Pb, 0.1% to 1.9% for Zn, 0% to 0.3% for Cu and 0.5 g/t to 2.1 g/t for Au. COGs for the seven mines of the Ying Project are expressed in either Ag or Au equivalency. Given that there is a positive correlation between metals, approximate Measured plus Indicated Mineral Resource COGs range from ~12 g/t to 66 g/t for Ag, ~0.1% to 2.3% for Pb, ~0.1% to 0.6% for Zn and up to 0.1% for Cu. Gold-rich veins incorporate COG ranges between 0.2 g/t and 0.9 g/t Au.

The 27 CRMs used presently by Silvercorp provide reasonable coverage of the COG and average grade ranges and cover higher grade ranges for all economic minerals. It is noted that the lowest grades CRM for Zn has a grade of 0.45% Zn, which may not adequately monitor the contribution of low -grade zinc (0.1%) at some of the mines.

Industry best practice is to investigate and, where necessary, re-assay batches where any two consecutive CRM assay results occur outside of two standard deviations, or one CRM assay result occurs outside of three standard deviations of the certified value. It should be noted that consecutive CRM warnings are often defined by two different CRMs in a sample batch.

Control charts are commonly used to monitor the analytical performance of an individual CRM over time. CRM assay results are plotted in order of analysis along the X axis. Assay values of the CRM are plotted on the Y axis. Control lines are also plotted on the chart for the expected value of the CRM, two standard deviations above and below the expected value (defining a “warning” threshold), and three standard deviations above and below the expected value (defining a “failure” threshold). Control charts show analytical drift, bias, trends, and irregularities occurring at the laboratory (or various laboratories over time).

Table 11.9, Table 11.10, and Table 11.11 summarize the results of Ying CRMs for Ag, Pb, and Zn. These tables incorporate all mines, all laboratories, and both drilling and underground samples. Au and Cu are reviewed but not shown as, historically, they have not been main economic metals.

Figure 11.3 to Figure 11.8 present summary control charts for Ying CRMs for Ag, Pb, and Zn. Due to the number of laboratories used, control charts have been combined, and CRM results compiled by year, laboratory, and sample type. Samples are sorted in chronological order within each laboratory. This combined control chart shows differences between laboratories and changes in analytical accuracy and precision over time.

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Table 11.9         Ying Ag CRM results (January 2024–October 2025)

CRM ID	Expected value (Ag g/t)	SD	Grade range	Number of assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis- label	True fail	Fail %
CDN-ME-1201	37.6	1.7	LG	5	0	0	0	0	0	0	0%
CDN-ME-1403	53.9	2.7	LG	242	0	8	1	3	3	1	-1%
CDN-ME-1405	88.8	3.3	LG	83	0	0	0	0	0	0	0%
CDN-ME-1603	81	5	MG	70	0	1	0	0	0	0	0%
CDN-ME-1708	53.9	2	MG	230	13	3	6	2	0	8	3%
CDN-ME-1801	108	3	LG	4	0	2	0	0	0	0	0%
CDN-ME-1803	46	1.5	MG	107	4	0	12	3	0	15	14%
CDN-ME-1808	39	1.3	LG	342	1	28	0	3	0	3	1%
CDN-ME-1811	90	2	LG	177	0	1	0	0	4	0	0%
CDN-ME-1812	96	7.5	MG	238	0	0	0	0	0	0	0%
CDN-ME-1902	356	9.5	MG	176	1	1	2	0	2	0	0%
CDN-ME-1903	177	7.5	HG	287	0	18	1	0	3	0	0%
CDN-ME-2003	106	9	MG	114	0	0	0	0	0	0	0%
CDN-ME-2101	48	4	LG	125	0	0	0	1	1	0	0%
CDN-ME-2201	135	4	LG	116	2	0	1	0	1	0	0%
CDN-ME-2202	249	7	MG	287	1	0	1	0	1	0	0%
CDN-ME-2203	90	5	HG	376	0	1	0	2	2	0	0%
CDN-ME-2204	78	3.5	MG	340	0	26	1	3	2	2	1%
CDN-ME-2301	329	15	MG	138	0	0	0	0	0	0	0%
CDN-ME-2302	602	18	HG	167	0	0	0	0	0	0	0%
CDN-ME-2303	330	8	HG	179	0	1	0	0	0	0	0%
CDN-ME-2305	133	7	HG	187	0	0	0	0	0	0	0%
CDN-ME-2306	67	6	MG	134	0	0	1	0	1	0	0%
CDN-ME-2310	5.3	0.42	LG	117	0	1	1	8	0	9	8%
CDN-ME-2311	33.8	2.13	LG	129	1	0	0	1	2	0	0%
CDN-ME-2312	45	5	LG	84	0	0	0	0	0	0	0%
Total	-	-	-	4,454	23	91	27	26	22	38	1%

Notes: All mines combined. Drillhole and underground channel samples combined. Original assay results. SD = standard deviation, LG = low grade, AG = average grade, HG = high grade.

# Control chart presented.

Source: Compiled by AMC, 2026.

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Figure 11.3       Summary control chart for CDN-ME-1811 (Ag)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

Figure 11.4       Summary control chart for CDN-ME-1903 (Ag)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1=Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

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Table 11.10          Ying Pb CRM results (January 2024–October 2025)

CRM ID	Expected value (Pb%)	SD	Grade range	Number assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis- label	True fail	Fail %
CDN-ME-1201	0.465	0.015	LG	5	0	0	0	0	0	0	0%
CDN-ME-1403	0.414	0.009	LG	242	2	29	4	5	7	2	1%
CDN-ME-1405	0.638	0.026	LG	83	0	0	0	0	0	0	0%
CDN-ME-1603	1.34	0.025	AG	70	6	7	0	0	0	0	0%
CDN-ME-1708	0.171	0.006	LG	230	0	19	1	0	0	1	0%
CDN-ME-1801	3.08	0.05	HG	4	2	0	1	0	0	1	25%
CDN-ME-1803	1.21	0.02	AG	107	10	1	27	0	0	27	25%
CDN-ME-1808	0.6	0.01	LG	342	0	36	0	10	0	10	3%
CDN-ME-1811	0.304	0.008	LG	177	2	4	0	0	4	0	0%
CDN-ME-1812	1.47	0.03	AG	238	4	5	0	1	0	1	0%
CDN-ME-1902	2.2	0.05	AG	176	0	0	2	0	2	0	0%
CDN-ME-1903	1.06	0.02	AG	287	3	3	2	3	3	2	1%
CDN-ME-2003	0.475	0.016	LG	114	0	0	0	0	0	0	0%
CDN-ME-2101	0.827	0.038	LG	125	0	0	0	1	1	0	0%
CDN-ME-2201	1.93	0.035	AG	116	2	0	1	2	1	2	2%
CDN-ME-2202	1.14	0.02	AG	287	7	3	11	4	1	14	5%
CDN-ME-2203	1.44	0.06	AG	376	0	0	2	1	2	1	0%
CDN-ME-2204	1.11	0.02	AG	340	25	4	5	1	2	4	1%
CDN-ME-2301	2.57	0.12	HG	138	0	0	0	0	0	0	0%
CDN-ME-2302	3.51	0.13	HG	167	0	0	0	0	0	0	0%
CDN-ME-2303	6.83	0.29	HG	179	0	0	0	0	0	0	0%
CDN-ME-2305	2.11	0.06	HG	187	1	1	0	0	0	0	0%
CDN-ME-2306	0.702	0.018	LG	134	1	1	1	0	1	0	0%
CDN-ME-2310	0.71	0.021	LG	117	0	0	0	0	0	0	0%
CDN-ME-2311	0.032	0.003	LG	129	0	11	2	0	2	0	0%
CDN-ME-2312	0.59	0.027	LG	84	0	1	0	0	0	0	0%
Total	-	-	-	4,454	65	125	59	28	26	65	1%

Notes: All mines combined. Drillhole and underground channel samples combined. Original assay results. SD = standard deviation, LG = low grade, AG = average grade, HG = high grade.

# Control chart presented.

Source: Compiled by AMC, 2026.

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Silvercorp Metals Inc.	0725073

Figure 11.5        Summary control chart for CDN-ME-1808 (Pb)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1 =Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

Figure 11.6        Summary control chart for CDN-ME-2204 (Pb)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

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Table 11.11       Ying Zn CRM results (January 2024–October 2025)

CRM ID	Expected value (Zn%)	SD	Grade range	Number assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis- label	True fail	Fail %
CDN-ME-1201	4.99	0.043	AG	5	1	0	0	0	0	0	0%
CDN-ME-1403	1.34	0.03	AG	242	0	6	3	4	7	0	0%
CDN-ME-1405	3.02	0.055	AG	83	0	0	0	0	0	0	0%
CDN-ME-1603	0.45	0.015	LG	70	2	0	0	2	0	2	3%
CDN-ME-1708	0.484	0.013	LG	230	8	10	0	0	0	0	0%
CDN-ME-1801	7.43	0.15	AG	4	0	0	0	0	0	0	0%
CDN-ME-1803	2.82	0.06	AG	107	11	0	11	0	0	11	10%
CDN-ME-1808	3.85	0.075	AG	342	1	61	0	16	0	16	5%
CDN-ME-1811	1.55	0.03	AG	177	4	0	1	0	4	0	0%
CDN-ME-1812	3.23	0.1	AG	238	3	1	0	0	0	0	0%
CDN-ME-1902	3.66	0.115	AG	176	0	0	2	0	2	0	0%
CDN-ME-1903	1.75	0.035	AG	287	0	6	1	4	3	2	1%
CDN-ME-2003	1.05	0.05	AG	114	0	0	0	0	0	0	0%
CDN-ME-2101	1.488	0.057	AG	125	0	0	1	1	1	1	1%
CDN-ME-2201	4.62	0.085	AG	116	3	0	2	1	1	2	2%
CDN-ME-2202	2.26	0.05	AG	287	1	24	2	0	1	1	0%
CDN-ME-2203	3.13	0.17	AG	376	0	0	1	1	2	0	0%
CDN-ME-2204	2.41	0.06	AG	340	11	2	3	1	2	2	1%
CDN-ME-2301	4.41	0.09	AG	138	1	0	0	0	0	0	0%
CDN-ME-2302	5.68	0.15	AG	167	2	0	0	0	0	0	0%
CDN-ME-2303	22.39	0.81	HG	179	0	0	3	0	0	3	2%
CDN-ME-2305	5.66	0.2	AG	187	0	0	1	0	0	1	1%
CDN-ME-2306	2.34	0.09	AG	134	1	0	1	0	1	0	0%
CDN-ME-2310	5.33	0.15	AG	117	0	0	0	0	0	0	0%
CDN-ME-2311	3.49	0.12	AG	129	0	0	0	0	2	0	0%
CDN-ME-2312	1.38	0.07	AG	84	0	0	0	0	0	0	0%
Total	-	-	-	4,454	49	110	32	30	26	41	1%

Notes: All mines combined. Drillhole and underground channel samples combined. Original assay results. SD = standard deviation, LG = low grade, AG = average grade, HG = high grade.

# Control chart presented.

Source: Compiled by AMC, 2026.

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Figure 11.7       Summary control chart for CDN-ME-1708 (Zn)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

Figure 11.8       Summary control chart for CDN-ME-2312 (Zn)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

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Figure 11.9        Summary control chart for CDN-ME-2202 (Zn)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, HNNFBRG6 = Henan Nonferrous Brigade 6, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

Table 11.12       Ying Cu CRM results (January 2024–October 2025)

CRM ID	Expected value (Cu%)	SD	Number assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis- label	True fail	Fail %
CDN-ME-1201	1.572	0.145	5	0	0	0	0	0	0	0%
CDN-ME-1403	0.448	0.015	242	3	8	0	5	7	-2	-1%
CDN-ME-1405	0.685	0.018	83	0	0	0	0	0	0	0%
CDN-ME-1603	0.279	0.007	70	0	0	2	1	0	3	4%
CDN-ME-1708	2.000	0.035	230	1	10	1	16	0	17	7%
CDN-ME-1801	0.284	0.005	4	0	0	1	0	0	1	25%
CDN-ME-1803	0.381	0.007	107	11	2	10	5	0	15	14%
CDN-ME-1808	0.212	0.005	342	1	6	0	26	1	5	8%
CDN-ME-1811	1.671	0.0245	177	0	2	1	9	4	0	0%
CDN-ME-1812	0.989	0.021	238	6	3	8	2	0	10	4%
CDN-ME-1902	0.781	0.0135	176	2	1	2	9	2	9	5%
CDN-ME-1903	1.230	0.03	287	2	1	0	2	3	2	0%
CDN-ME-2003	0.656	0.018	114	0	0	0	0	0	0	0%
CDN-ME-2101	1.320	0.06	125	1	0	0	0	1	0	-1%
CDN-ME-2201	0.076	0.002	116	0	0	1	1	1	1	1%
CDN-ME-2202	0.111	0.0025	287	1	10	2	7	1	8	3%
CDN-ME-2203	0.298	0.014	376	0	5	0	0	2	0	-1%
CDN-ME-2204	0.257	0.006	340	5	7	2	17	2	17	5%
CDN-ME-2301	0.271	0.01	138	0	1	0	0	0	0	0%
CDN-ME-2302	0.257	0.011	167	0	0	0	0	0	0	0%
CDN-ME-2303	0.370	0.012	179	0	5	0	13	0	13	7%
CDN-ME-2305	0.259	0.009	187	1	0	1	0	0	1	1%

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CRM ID	Expected value (Cu%)	SD	Number assays	Low warn (-2SD)	High warn (+2SD)	Low fail (-3SD)	High fail (+3SD)	Mis- label	True fail	Fail %
CDN-ME-2306	0.302	0.012	134	1	0	0	0	1	-1	-1%
CDN-ME-2310	0.396	0.015	117	7	0	3	0	0	3	3%
CDN-ME-2311	0.311	0.011	129	0	1	0	2	2	0	0%
CDN-ME-2312	0.271	0.013	84	0	1	0	0	0	0	0%
Total	-	-	4,454	42	63	34	115	26	117	2.6%

Notes: All mines combined. Drillhole and underground channel samples combined. Original assay results. SD = standard deviation.

# Control chart presented.

Source: Compiled by AMC, 2026.

Figure 11.10        Summary control chart for CDN-ME-1808 (Cu)

Notes: Summary control chart: All mines, all labs, drillholes and channel samples combined (2024-2025), HLJGEOINS = Heilongjiang Geol Institute, HNFND = Ying Site Laboratory, HNGDTEST = Henan Geol Test Centre, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNNFBRG1 = Henan Nonferrous Brigade 1, SGS = SGS Tianjin.

Source: Compiled by AMC, 2026.

The QP notes the following, based on the review of CRMs used at the seven Ying Mines between January 2024 and October 2025:

•	The 2024 to 2025 work program continues to show improvement on the control of issues from late 2022, when a fulltime QA/QC geological supervisor was employed.

•	This period the number of CRM sample misclassifications increased compared to the 2024 report (22 vs 6). The QA/QC database control should examine all results outside of 3SD and eliminate misclassification as a cause and if discovered change the CRM name in the database.

•	Two Ag CRMs, one Pb CRM, one Zn CRM, and four Cu CRM’s have failure rates greater than 5%. These warnings and failures are generally related to specific laboratories.

•	Silver:

—	A total of 38 CRMs out of the total 4,454 submitted returned Ag results outside of control limits, representing an overall 0.9% failure.
—	CRM CDN-ME-1811 (Figure 11.3) shows a typical grade response with one lab showing a higher-than-expected mean, the Ying site lab having a larger spread of results than other laboratories but generally well within the limits of three standard deviations.

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Silvercorp Metals Inc.	0725073

—	CRM CDN-ME-1903 (177 g/t Ag) (Figure 11.4) shows one misclassification with no other failures. However, it does show several interesting features worth noting. The first is the change in the average result reported by SGS. The initial five batches of results are reporting high (at about 198 g/t Ag) and then suddenly revert to a lower average closer to the expected mean. The 198 g/t Ag follows on from the SGS mean seen in the 2024 report. Pb and Zn elements in these batches match the expected values adequately so the CRM is correctly classified. Three laboratories have at times unexpectedly shown high precision and high accuracy results. Another laboratory also has an early set of results that are mid period down closer to the expected value. The CRM expected values are published and available on-line. All laboratories can tell which samples are CRM’s and with little effort could identify which of the CRMs it is to ensure laboratory compliance based on precision. The QP considers the use of umpire duplicates the best way to confirm primary laboratory precision is maintained.

•	Lead:

—	A total of 65 CRMs out of the total 4,454 submitted returned Pb results outside of control limits, representing an overall 1.5% failure.
—	CRM CDN-ME-1808 (0.6% Pb, Figure 11.5) returned ten results outside of upper control limits. The high values are returned from Ying Site laboratory. Overall, there is a slightly high bias across all the labs compared to the expected result.
—	CRM CDN-ME-2204 (1.11% Pb, Figure 11.6) returned five low fails and one high fail result with two misclassified CRMs. Most analyses show a typical spread of results, although the Heilongjiang Geol Institute appears to show suspiciously high precision results. Interestingly the early batches at SGS show a low bias that is corrected at the same time as the silver results changed their average value for a different CRM (see discussion in Silver above).

•	Zinc:

—	A total of 41 CRMs out of the total 4,454 submitted returned Zn results outside of control limits, representing an overall failure rate of 0.9%.
—	CRM CDN-ME-1708 (0.484% Zn, Figure 11.7) showed no failures but do indicate a bias high for the Heilongjiang Geol Institute compared to the other laboratories.
—	CRM CDN-ME-2312 (1.38% Zn, Figure 11.8) showed no failures but again show the overly precise results from the three Henan laboratories discussed above.
—	CRM CDN-ME-2202 (3.85% Zn, Figure 11.9) showed one misclassification but a similar pattern of overly precise results from the Henan laboratories (with a small positive bias).

•	Gold:

—	Gold CRM performance is poor at Ying Site laboratory with many missing grades as well as many low values reported. The QP recommends that, if gold is a significant credit, greater efforts are made to control the gold reporting.

•	Copper:

—	Copper CRM performance is variable with a number of fails greater for copper than other elements. The QP recommends that, if copper is a significant credit, greater efforts are made to control the copper reporting.

•	General comments:

—	In general, CRMs included with sample submissions show overall acceptable analytical accuracy, with most CRM results occurring within control limits (within three laboratory standard deviations of the expected value as specified on the CRM certificate).
—	The issue of excessively precise results from some laboratories needs to be discussed with the laboratory managers. Data should be presented without filtering, in a raw as-received nature to ensure any systematic error, bias, or analytical drift can be recognized.

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Silvercorp Metals Inc.	0725073

—	Instances of analytical bias are noted in several laboratories and numerous CRMs, but not consistently. In general, the average assay result for the CRM is within 5% of the expected CRM result.
—	Discrepancies between laboratory results for a particular CRM may be the result of differences in sample sizes, digestion parameters, or analytical method and / or machine calibration issues at individual labs.
—	Despite Silvercorp’s protocols, which require the review of QA/QC data in real time, data associated with the 2024 to 2025 work program does not appear to have been subject to a rigorous review with remedial actions applied. Issues of lab bias should be communicated to the relevant laboratory during work programs.

Recommendations for CRMs

•	The issue of excessively precise results from some laboratories needs to be discussed with the laboratory managers.

•	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

•	Consider implementing the review of CRM (and QA/QC) samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that CRMs and laboratories are common to all mines, this will provide additional data to monitor laboratory performance and trends.

•	Issues of data bias (both positive and negative) as well as analytical drift should be further investigated, including the standardization of sample preparation and analysis methods between all labs.

•	Consider developing several custom Ying specific CRMs. Several CRM suppliers can create CRMs from surplus coarse reject material and provide relevant certification and documentation. This may help to reduce the number of CRMs required and would also provide CRMs with matrix matched to the Ying deposits.

•	Consider adding a CRM that monitors low grade zinc (less than (<) 0.2%).

11.1.4.3	Blank samples

Coarse blank material used at the Ying Project is derived from several unmineralized marble quarries nearby the individual mine sites. To the QP’s knowledge, the quarry sources have not been subjected to detailed analytical testing or certification.

Between January 2024 and October 2025, a total of 3,025 coarse blanks were inserted into the drill core sample stream and 1,263 coarse blanks were inserted into the channel sample stream. This represents an insertion rate of 2.8% and 1.7% for drillhole and channel samples, respectively.

Silvercorp revised blank failure criteria in 2020 to consider blank samples with assay results greater than 10 g/t Ag, 0.1% Pb, or 0.1% Zn to have failed. Statistics on blank samples submitted by Silvercorp between January 2024 and October 2025 and the results of Silvercorp pass / fail parameters are presented in Table 11.13.

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Table 11.13         Ying coarse blank results based on Silvercorp fail criteria (Jan 2024–Oct 2025)

Sample type	Laboratory	Number of blank samples	Number of Ag fail >10 g/t	Number of Pb fail >0.1%	Number of Zn fail >0.1%	% Ag fail	% Pb fail	% Zn fail
Drill	Ying Site Laboratory	53	0	0	0	0.00%	0.00%	0.00%
	SGS Tianjin	803	4	3	0	0.50%	0.37%	0.00%
	Henan Nonferrous Brigade 1	793	0	1	0	0.00%	0.13%	0.00%
	Heilongjiang Geol Institute	443	2	0	0	0.45%	0.00%	0.00%
	Henan Geol Brigade 1	409	10	11	0	2.44%	2.69%	0.00%
	Henan Geol Institute	312	1	8	8	0.32%	2.56%	2.56%
	Henan Nonferrous Brigade 6	15	0	0	0	0.00%	0.00%	0.00%
	Henan Geol Test Centre	197	0	0	0	0.00%	0.00%	0.00%
	Total	3,025	17	23	8	0.56%	0.76%	0.26%
UG	Ying Site Laboratory	1,263	18	29	9	1.43%	2.30%	0.71%

Notes: Drill = drilling, UG = underground channel samples.

Source: Compiled by AMC, 2026.

Discussion on blanks (2024-2025)

Coarse blanks test for contamination during both the sample preparation (crushing, pulverizing) and assay process. Pulp or fine blanks test for contamination during the analytical process. Both coarse and fine blanks should be inserted in each batch sent to the laboratory and comprise 4 - 5% of total samples submitted (Long et al., 1997; Méndez, 2011; Rossi and Deutsch, 2014).

Blank samples should be monitored in real-time as the results of sample batches are received. Failed blank samples should be investigated and sample batches where contamination is identified should be re-assayed. The generally accepted criterion is that 80% of coarse blanks should be less than three times the lower limit of analytical detection (LLD), and 90% of pulp blanks should be less than two times the LLD.

Where extremely low LLD are utilized in high grade samples, blank performance is best measured against a practical lower detection limit, which can be calculated from pulp duplicate data. Analytical test work on the blank material by multiple laboratories may also provide an understanding of the expected grade distribution of blank materials. Given that Silvercorp does not have pulp duplicate data for Ying samples, and there is no analysis to assess the metal distribution within the blank material, a practical detection limit cannot be derived.

Figure 11.11, Figure 11.12, and Figure 11.13 present the results of January 2024 to October 2025.

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Figure 11.11        Coarse blank control chart (Ag)

Notes: Sorted by Year, Lab and order of analysis. SGS = SGS Tianjin, HNFND = Ying Site Laboratory, HNNFBRG1 = Henan Nonferrous Brigade 1, HLJGEOINS = Heilongjiang Geol Institute, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNGDTEST = Henan Geol Test Centre.

Source: Compiled by AMC, 2026.

Figure 11.12        Coarse blank control chart (Pb)

Notes: Sorted by Year, Lab and order of analysis. SGS = SGS Tianjin, HNFND = Ying Site Laboratory, HNNFBRG1 = Henan Nonferrous Brigade 1, HLJGEOINS = Heilongjiang Geol Institute, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNGDTEST = Henan Geol Test Centre.

Source: Compiled by AMC, 2026.

Figure 11.13        Coarse blank control chart (Zn)

Notes: Sorted by Year, Lab and order of analysis. SGS = SGS Tianjin, HNFND = Ying Site Laboratory, HNNFBRG1 = Henan Nonferrous Brigade 1, HLJGEOINS = Heilongjiang Geol Institute, HNGEOBRG1 = Henan Geol Brigade 1, HNGEOINS = Henan Geol Ins, HNGDTEST = Henan Geol Test Centre.

Source: Compiled by AMC, 2026.

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Silvercorp Metals Inc.	0725073

The QP makes the following observations with respect to coarse blanks:

•	The coarse blank material used by Silvercorp has not been tested to ensure sufficiently low concentrations of metals of interest.

•	The 2024 to 2025 work program does not appear to have had any rigorous real time data review or remedial actions applied.

•	Silvercorp’s 10 g/t fail limit for Ag is between two to ten times higher than the reported LLD and well below the expected Ag COGs at all the deposits. This is considered an acceptable limit.

•	Silvercorp’s failure limit of 0.1% Pb and Zn is between 3 and 1,000 times higher than the reported LLDs. Given that the COG of some deposits may include Pb and Zn grades in the 0.2% to 0.5% range, the failure limit is likely too high to identify systematic contamination which may impact COG decisions.

•	Based on Silvercorp’s 10 g/t Ag coarse blank failure criteria, 0.9% of total drillholes and 2.1% of underground blanks exceed the failure threshold. Individual lab failure rates vary between 0.0% and 3.7%.

•	Based on Silvercorp’s 0.1% Pb coarse blank failure criteria, 1.4% of total drillholes and 5.8% of underground blanks exceed the failure threshold. Individual lab failure rates vary between 0.0% and 7.5%.

•	Based on Silvercorp’s 0.1% Zn coarse blank failure criteria, 0.2% of total drillholes and 1.7% of underground blanks exceed the failure threshold. Individual lab failure rates vary between 0% and 1.7%.

While blank material has not been tested, the results received from various laboratories suggest blank material has an average concentration less than 5 g/t Ag, 0.025% Pb, and 0.025% Zn. While the expected grade distributions of coarse blanks is not definitive, analytical results from the eight different laboratories suggest low levels of contamination are occurring sporadically at the Ying site laboratory, Henan Geol Brigade 6, and the Henan Gold Test Centre although following on from the discussion in the CRM section, the QP suggests switching to a quartz blank which may make the blank sample harder to pick by the laboratories.

General comments:

•	In general, coarse blank samples show that minor levels of contamination are occurring during either the sample preparation or analytical process. The amount of contamination observed is unlikely to have a material impact on Mineral Resource estimates.

•	Despite Silvercorp’s protocols which require the review of QA/QC data in real time, data associated with the 2024 to 2025 work program does not appear to have been subject to a rigorous review with remedial actions applied. Issues of laboratory contamination should be communicated to relevant laboratories as soon as possible.

Recommendations on blanks

The QP makes the following recommendations:

•	Send a batch of coarse blank samples to several laboratories to enable statistics on grade distribution of Ag, Pb, and Zn of the blank source material to be determined. This should be completed for each quarry site to ensure the source has sufficiently low Ag, Pb, Zn, and Au concentrations. If blank materials from different quarry sites are used, each blank material should be given an identification so that the source can be traced.

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•	Revise protocols so that blanks are inserted using a systematic approach at a rate of at least one blank in every 25 samples (4%) for both drilling and underground samples.

•	Insert blanks immediately after expected high-grade mineralization.

•	Implement the use of both coarse and fine (pulp) blank material to enable sample preparation and analytical processes to be monitored for contamination.

•	Ensure that all laboratories are running their own internal blanks to monitor contamination. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database.

•	Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.

•	Implement the monitoring of blank results in real-time and ensure that sample batches with blanks exceeding failure limits are investigated and re-analyzed.

•	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

•	Submit pulp duplicate samples for analysis to enable practical detection limits to be determined for each laboratory.

11.1.4.4	Duplicate samples

Silvercorp’s current QA/QC protocols include the insertion of field duplicates with both drilling and underground channel samples. Field duplicates have been included with drillhole samples since 2012 and have been included with underground channel samples between January 2012 and July 2016, and between January 2020 and October 2025.

Between January 2024 and October 2025, a total of 3,172 quarter core field duplicates were reported with drillhole samples, and 1,331 field duplicates were reported with underground samples (Table 11.6). This represents a field duplicate insertion rate of 2.9% for drillhole samples and 1.7% for underground channel samples.

Field duplicates of core samples are prepared by cutting the unsampled half of the core into two and including one of these quarters as a separate sample in the original laboratory submission. Underground field duplicates comprise the collection of a separate sample from rock chips taken at the same location in the face, back or wall of tunnels, and including this in the initial laboratory submission.

Silvercorp monitors field duplicates using scatter plots of the grades of original samples against the grades of the corresponding duplicate. A 45° line representing equal grades of the original and the duplicate are included on the plot as well as a line representing 20% error. Silvercorp expects field duplicates to be within 20% of the original sample.

Discussion on duplicates (2024–2025)

Duplicate samples are taken at successive points within the sample preparation and analysis process to understand the variances occurring at each stage of the process. Pulp duplicates monitor variance associated with sub-sampling of the pulp, the analysis process as well as the inherent geological variability. Coarse reject duplicates monitor these same variances plus the variance associated with sub-sampling of the coarse reject. Field duplicates monitor all previously described variances plus the variance associated with the actual sampling process.

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While duplicate samples should encompass the entire range of grades seen within a deposit to ensure that the geological heterogeneity is understood, most duplicate samples should be selected from zones of mineralization. Unmineralized or very low-grade samples approaching the stated limit of lower detection are commonly imprecise, and do not provide a meaningful assessment of variance.

Generally accepted industry best practice is to include a combination of field, coarse and pulp duplicates in the original sample stream in approximately equal proportions at a combined insertion rate of 5 to 6% (Long et al., 1997; Méndez, 2011; Rossi and Deutsch, 2014).

Duplicate data can be assessed using a variety of approaches. The QP typically assesses duplicate data using scatter plots and absolute relative paired difference (RPD) plots which measure the absolute difference between a sample and its duplicate relative to the mean of the pairs. In these analyses, pairs where one sample is less than 15 times the LLD are excluded. Removing these low values ensures that there is no undue influence on the RPD plots due to the higher variance of grades expected near the lower detection limit, where precision becomes poorer (Long et al., 1997).

The performance of duplicates is dependent on the mineralization style, inherent geological variance, and variance associated with sampling. The relative precision of a duplicate sample will increase as the variance associated with sub-sampling is removed. Pulp duplicates should therefore be more precise (alike) than coarse duplicates as they do not incorporate the sampling errors associated with collection of the sub-sample from the coarse reject. Coarse reject duplicates should be more precise than field duplicates.

The generally accepted criterion is that 85-90% of field duplicate samples should have an absolute relative difference of less than 25%. The threshold RPD decreases to less than 20% for coarse duplicates and to less than 10% for pulp duplicates (Rossi and Deutsch, 2014).

Table 11.14 presents a summary of field duplicates by laboratory and sample type for 2024 and 2025.

presents example RPD and scatter plots for Ag, Pb, and Zn respectively for underground channel samples processed at the Ying site laboratory.

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Table 11.14         Drill field duplicate results by laboratory and sample type (2024-2025)

Element	Sample type	Drill								UG
	Lab =>	Ying Site lab	SGS Tianjin	Henan Nonferrous Brigade 1	Henan Geol Ins	Heilongjiang Geol Ins	Henan Geol Brigade 1	Henan Nonferrous Brigade 6	Henan Geol Test Centre	Ying Site lab
Ag	n dup pairs	53	695	593	318	448	411	21	114	1,331
	LLD (g/t)	5	2	5	2	1	1	5	5	5
	Mean original (g/t)	145	121	166	96	125	148	278	136	253
	Mean duplicate (g/t)	142	109	151	105	132	135	1,140	125	258
	n > 15 x LLD	10	267	252	88	200	164	4	21	602
	<25% RPD (%)	60%	49%	45%	49%	46%	38%	25%	33%	47%
Pb	n dup pairs	51	873	718	303	448	405	26	168	1,262
	LLD (%)	0.01	0.0002	0.02	0.01	0.01	0.005	0.02	0.02	0.02
	Mean original	1.16	1.3	1.35	1.69	1.73	1.61	1.06	1.56	79
	Mean duplicate	1.07	1.29	1.42	1.77	1.73	1.64	1.27	1.49	73
	n > 15 x LLD	36	830	428	220	294	305	18	110	1,025
	% <25% RPD	59%	54%	62%	63%	59%	58%	56%	57%	50%
Zn	n dup pairs	51	876	695	322	448	429	26	161	1,262
	LLD (%)	0.01	0.0001	0.02	0.01	0.01	0.001	0.02	0.02	0.02
	Mean original	0.31	0.46	0.38	0.42	0.61	0.43	0.21	0.27	1.21
	Mean duplicate	0.31	0.46	38	0.44	0.61	0.41	0.45	0.26	1.17
	n > 15 x LLD	22	862	118	111	152	374	5	26	571
	% <25% RPD	50%	53%	46%	50%	53%	53%	0%	59%	53%

Notes: n duplicate pairs = number of duplicate pairs where the assay value of each duplicate is not blank and >0. LLD = Lower limit of analytical detection.

Source: Compiled by AMC, 2026.

The QP makes the following observations with respect to field duplicates:

•	The results of field duplicate sampling of quarter core and a separate underground sample do not meet generally accepted criteria for satisfactory sample representivity.

•	The percentage of quarter core duplicate samples with a RPD of less than 25% ranges from 25% to 60% for Ag, 51% to 63% for Pb, and 46% to 53% for Zn at the various laboratories.

•	The percentage of underground duplicate samples with a RPD of less than 25% is 47% for Ag, 50% for Pb, and 53% for Zn.

•	Duplicate performance is broadly similar between laboratories and elements. This suggests that a significant source of the variance may be occurring at the initial sampling process.

•	The implementation of coarse (crush) duplicates and pulp duplicates in future programs could be used to assist in identifying where error is occurring during the sampling process.

•	A comparison of the mean of original samples against the mean of duplicate samples shows no consistent bias is occurring between the original and duplicate. Most laboratories have a duplicate mean that is within 10% of the original sample mean.

•	Sub-optimal results of duplicate samples may be attributable to heterogeneity within the mineralization.

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Silvercorp Metals Inc.	0725073

Figure 11.14        Ying field duplicate RPD and scatter plots of Ag (channel samples)

Notes: Lower detection limit 5 g/t Ag (1,262 duplicate pairs).

Source: Compiled by AMC, 2026.

Figure 11.15        Ying field duplicate RPD and scatter plots of Pb (channel samples)

Notes: Lower detection limit 0.02% Pb (1,262 duplicate pairs).

Source: Compiled by AMC, 2026.

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Figure 11.16     Ying field duplicate RPD and scatter plots of Zn (channel samples)

Notes: Lower detection limit 0.02% Zn (1,262 duplicate pairs).

Source: Compiled by AMC, 2026.

Recommendations on duplicates

The QP recommends that the following improvements be made to the QA/QC protocols with respect to duplicate samples:

•	Duplicates insertion rates should be increased to 5 - 6% of total samples submitted and should comprise field duplicates, coarse crush duplicates and pulp duplicates. The collection of duplicates at different stages of the sampling process will enable the source of sampling variance to be understood.

•	Investigate the cause of poor field duplicate performance in both core and underground samples. This could include a test phase that incorporates the following:

—	Submitting the second half of the core, instead of quarter core as the field duplicates (if required, a thin slice of core could be sliced off and retained for archival storage before cutting the core into halves).
—	Consider increasing the size of underground samples.

11.1.4.5	Umpire (check) samples

Silvercorp regularly submits a portion of pulp samples to a second umpire (check) laboratory for independent analysis. Individual samples are selected randomly from mineralized samples and encompass a variety of grade ranges.

A total of 1,241 umpire samples were submitted to a second laboratory between January 2024 and October 2025. Table 11.15 presents a summary of the number of umpire samples by primary and umpire laboratory. For drillhole samples analyzed at various primary laboratories, umpire samples were sent to one of four labs for umpire analysis. Underground samples where the original sample was analyzed at the Site Laboratory were submitted to Henan Non-Ferrous Institute. CRMs and blanks do not appear to have been submitted with umpire samples submissions.

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Table 11.15         Ying umpire samples laboratories

			Number of samples (Umpire Laboratory)
			Henan Geol Brigade 1	Henan Geol Institute	Henan Nonferrous Brigade 1	SGS Tianjin
Primary laboratory	Drill	Heilongjiang Geol Institute	16	7	2	28
		Henan Gold Test Centre	5	6	-	12
		Henan Geological Brigade 1	-	12	15	16
		Henan Geological Institute	16	-	6	19
		Henan Nonferrous Brigade 1	72	16	-	35
		SGS	75	22	22	-
	UG	Site Lab			81	758

Source: Compiled by AMC, 2026.

Discussion on umpire samples (2024-2026)

Umpire laboratory samples are pulp samples sent to a separate laboratory to assess the accuracy of the primary laboratory. Umpire samples measure analytical variance and sub-sampling variance. Generally accepted practices are that at least 4-5% of total samples submitted to the primary laboratory should be sent to a third-party umpire laboratory (Méndez, 2011; Rossi and Deutsch, 2014).

Table 11.16 presents the results of the umpire sampling program. Figure 11.17, Figure 11.18, and Figure 11.19 present example RPD and scatter plots for Ag, Pb, and Zn for underground samples where the primary laboratory was the Ying Site Laboratory and the umpire laboratory was SGS.

Figure 11.17        Ying umpire RPD and scatter plots of Ag (UG samples, Site Lab, SGS Umpire Lab)

Note: Lower detection: Site Lab = 5 g/t Ag, SGS = 1 g/t Ag (758 duplicate pairs, 26 pairs > 15 X LLD).

Source: Compiled by AMC, 2026.

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Figure 11.18        Ying umpire RPD and scatter plots of Pb (UG samples, Site Lab, SGS Umpire Lab)

Note: Lower detection: Site Lab = 0.02% Pb, SGS = 0.0002% Pb (758 duplicate pairs, 595 pairs > 15 X LLD).

Source: Compiled by AMC, 2026.

Figure 11.19        Ying umpire RPD and scatter plots of Zn (UG samples, Site Lab, SGS Umpire Lab)

Note: Lower detection: Site Lab = 0.02% Zn, SGS = 0.0001% Zn (758 duplicate pairs, 464 pairs > 15 X LLD).

Source: Compiled by AMC, 2026.

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Table 11.16         Ying umpire sample results

	Primary lab	Umpire lab	Element	Number of sample pairs	Mean original samples[1]	Mean umpire samples[1]	Mean difference[1,2]	n >15 x LLD[3]	% Samples within 10% RPD
DH	Heilongjiang Geol Institute	SGS, HNGEOBRG1, HNGEOINS, HNNFBRG1	Ag (g/t)	52	244	260	6.2%	31	85
			Pb (%)		2.22	2.60	1.8%	40	95
			Zn (%)		0.51	0.52	2.1%	22	91
	Henan Gold Test Centre	SGS, HNGEOBRG1	Ag (g/t)	23	461	457	-0.9%	15	86
			Pb (%)		1.95	1.92	-1.4%	20	95
			Zn (%)		0.24	0.23	-2.5%	10	70
	Henan Geol Brigade 1	SGS, HNGEOINS, HNNFBRG1	Ag (g/t)	43	289	289	0.0%	22	75
			Pb (%)		3.29	3.22	-2.0%	38	82
			Zn (%)		0.58	0.60	4.1%	23	78
	Henan Geological Institute	SGS, HNGEOBRG1, HNNFBRG1	Ag (g/t)	41	341	313	-8.3%	22	74
			Pb (%)		2.19	2.27	3.7%	39	92
			Zn (%)		0.40	0.39	-2.8%	25	87
	Henan Non-ferrous Brigade 1	SGS, HNGEOBRG1, HNGEOINS	Ag (g/t)	123	339	342	0.9%	79	85
			Pb (%)		2.30	2.35	2.2%	103	92
			Zn (%)		0.46	0.46	-1.0%	49	77
	SGS Tianjian	HNGEOBRG1, HNGEOINS, HNNFBRG1	Ag (g/t)	119	334	315	-5.6%	69	87
			Pb (%)		1.97	1.96	-0.7%	109	93
			Zn (%)		0.59	0.58	-1.0	70	97
UG	Site Lab	Henan Non- ferrous Geol Brigade 1	Ag (g/t)	81	364	345	-5.2%	76	78
			Pb (%)		2.98	2.93	-1.9%	81	93
			Zn (%)		1.06	1.10	1.8%	67	94
	Site Lab	SGS	Ag (g/t)	758	436	439	0.7%	646	83
			Pb (%)		4.15	4.23	1.8%	595	97
			Zn (%)		1.21	1.24	2.2%	464	93

Notes:

1 Based on all sample pairs.

2 Calculated as (umpire-orig) / orig.

3 Number of sample pairs >15 times the LLD.

Source: Compiled by AMC, 2026.

The QP makes the following observations based on the review of the umpire sampling program completed at Ying between January 2024 and October 2025:

•	Silvercorp’s umpire sampling program comprises 0.4% of all drillhole samples, and 1.1% of underground samples submitted, which is lower than optimal to ensure analytical accuracy or bias risks are minimized.

•	Umpire sample programs have not incorporated CRMs, blanks, or duplicates to monitor the performance of the umpire laboratory.

•	Differences in laboratory preparation, digestion, and analytical methodology inherently result in slight differences between the primary and umpire laboratory.

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•	Drilling samples:

—	The use of numerous primary laboratories used for drillhole sampling, and low number of umpire samples has resulted in relatively few umpire sample pairs for meaningful analysis.
—	Check assay results completed on drillhole samples do not show any persistent bias with the mean of original samples generally being within 5% of the mean of the check samples. One outlier from Henan Geol Institute with an umpire sample from Henan Non-ferrous Brigade 1 has a very high-grade result that was originally 5,614 g/t Ag repeated at 4,640 g/t Ag that skews the statistics to result in a -8.3% difference.
—	Most laboratories used for drillhole analysis have more than 80% of checks sample pairs which are within a 10% RPD. The percentage of Zn samples within 10% RPD is lower in a couple of laboratories suggesting that differences in Zn analytical methodologies is more pronounced between laboratories.
—	The check sample data indicates that analytical error is not a large contributor to the variance in the duplicate samples. This supports the view that natural heterogeneity is the challenge and larger samples sizes would improve representativity and the quality of the Mineral Resource estimates

•	Underground samples:

—	Two check laboratories have been used to check the accuracy of the primary Ying Site Laboratory.
—	The percentage of check sample pairs within a 10% RPD ranges about 78-83% for Ag, 93-97% for Pb, and 93-94% for Zn which is a significant improvement compared to the last reporting period.

•	Silvercorp’s check sampling program is improving in number of samples, and in results derived between Site Lab and Umpire lab. The results suggest that the performance of the primary laboratories is acceptable.

Recommendations on umpire samples

The QP recommends that the following improvements be made to the QA/QC protocols with respect to umpire samples:

•	Select a single third-party laboratory to act as the umpire laboratory.

•	Submit a random selection of pulp samples to the umpire laboratory on a regular basis, with CRMs, blanks, and duplicates. This is to assess the performance of the batch at the umpire laboratory.

•	Increase umpire sampling submissions to 4-5% of all samples collected.

11.2	KP Project

11.2.1	Introduction

The KP Project was added to the Ying Property this year. This section describes the sampling methods, analytical techniques, security, and assay QA/QC protocols employed at the KP Project to October 2025. The KP Project was purchased by Silvercorp in 2021, and QA/QC protocols were not consistently applied prior to this point. The data assessed below is the limit of all known QA/QC for the project.

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11.2.2	Sampling

11.2.2.1	Introduction

From 2006 to 2008, the First Geological Brigade of Henan Nonferrous Metal Geology and Mineral Resources Bureau conducted trenching and channel sampling in tunnels and drifts. QA/QC is mentioned but data was not recorded. From 2008 to 2011, surface drilling of 11,390.52 m was conducted with no known QA/QC. In 2022, 32 diamond drillholes were completed by Silvercorp for 8,389.31 m that included 1,913 samples, 27 CRMs, 27 duplicates, and 82 umpire samples.

11.2.2.2	Drillhole sampling

No records of sampling methodology have been recorded for the KP Project. A summary of Silvercorp’s drillcore sampling is discussed in Section 10.2.6. The drilling conducted in 2022 follows the Ying Project protocols which include:

•	Log and decide the part of the cores with mineralization or alteration.

•	Assign sample ID, consider inserting a set of QA/QC sample (Blank, Duplicate, and CRM) at proportion of 1 in every 20-30 samples.

•	Cut half core, place in cotton bags with sample tag, and write the sample ID on the bag.

•	Send samples to the sample preparation facility (operated by SGS) at the Ying camp for crushing and pulverizing.

•	Take the sample pulps from the Ying preparation facility, insert the Blank and CRM samples.

•	Send the pulps to the SGS laboratory at Tianjin by courier.

11.2.2.3	Sample shipment and security

No records of sampling shipments and security have been maintained.

11.2.3	Sampling preparation and analysis

No records of sample preparation and analysis have been maintained.

11.2.3.1	Laboratory protocols

No records of laboratory protocols have been maintained for sampling prior to 2022. The lab used in the 2022 drilling was the SGS Tianjian laboratory, which used four-acid digest, with fire assay for Au, and multi-elements by ICP-OES.

11.2.4	Quality Assurance / Quality Control

11.2.4.1	Overview

Limited QA/QC is available for the KP Project. Data recorded from the 2022 drilling programme was provided.

11.2.4.2	Certified Reference Materials

A total of 27 CRMs is recorded from drilling completed in 2022. The results of the two CRMs analyzed are shown in Figure 11.20 and Figure 11.21 for silver. These results report well with acceptable limits for all elements.

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Figure 11.20        Summary control chart for CDN-ME-1811 (Ag)

Source: Compiled by AMC, 2026.

Figure 11.21        Summary control chart for CDN-ME-2001 (Ag)

Source: Compiled by AMC, 2026.

11.2.4.3	Blank samples

A total of 27 coarse blanks were included in the 2022 drilling programs. The results are all reported to be below detection for silver, they have an average of 0.006% for Pb, and 0.014% for Zn.

11.2.4.4	Duplicate samples

A total of 27 quarter core duplicates were recorded for the 2022 drilling program. Only one sample return >15 times detection limit (an arbitrary level below which detection limit impacts the percentage difference too much). There is insufficient data to assess duplicate precision. A scatterplot of available data is shown in Figure 11.22.

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Figure 11.22	KP Project – 2022 drilling duplicate scatter plot

Source: Compiled by AMC, 2026.

11.2.4.5	Umpire (check) samples

A total of 82 pulp duplicates were recorded for the 2022 drilling program. A total of 47 pairs were greater than detection. There is insufficient data to assess umpire precision. A scatterplot of available data is shown in Figure 11.23.

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Figure 11.23	KP Project – 2022 drilling umpire scatter plot

Source: Compiled by AMC, 2026.

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11.3	General recommendations

11.3.1	Ying Project

In addition to recommendations on Laboratory protocols (Section 11.1.3.1), CRMs (Section 11.1.4.2), blanks (Section 11.1.4.3), duplicates (Section 11.1.4.4), and umpire samples (Section 11.1.4.5) the QP makes the following general recommendations:

•	Laboratory protocols for sample preparation and analysis should be standardized where possible.
•	Insertion rates for all QA/QC sample types should be increased to conform with generally accepted industry standards. QA/QC samples should be included with every batch of samples submitted to the laboratory.
•	Insert QA/QC samples randomly within sample batches as opposed to the present practice of consistently inserting consecutive CRMs, blanks, and duplicates. This will make it more difficult for the laboratory to pre-determine the QA/QC types.
•	Investigate whether internal laboratory QA/QC data are available, and whether these can be reviewed in addition to Silvercorp data.
•	Populate and utilize the planned implementation of a commercial drillhole database with QA/QC capability.
•	Maintain and report a ‘table of fails’ which documents the remedial action completed on any failed batch.
•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.
•	Consider implementing the review of QA/QC samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that laboratories are common to all mines, this will provide additional data to monitor laboratory performance and trends.
•	Standardize the coding of batch IDs for all samples (including QA/QC samples) to allow for the review of data on a batch basis.

11.3.2	KP Project

The QP considers the QA/QC recorded for KP to be insufficient to meet expected standards.

The QP recommends all drilling and sampling be upgraded to meet, as a minimum, the QA/QC protocols applied at the Ying Project. All records of QA/QC submissions and treatment should be maintained.

11.4	Conclusions

At the Ying Project, Silvercorp has implemented industry standard practices which cover sample collection, preparation, and analysis protocols and sample security. Basic QA/QC protocols have been implemented to monitor accuracy, precision and sample contamination during sampling, preparation, and analytical processes through the inclusion of CRMs, coarse blanks, and field duplicates with sample batches. Limited umpire (check) assaying has been completed by several independent laboratories.

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The QP considers that the most serious concern is the unexpectedly high precision and high accuracy results from CRM by some of the assay laboratories. This is shown in Section 11.1.4.2 where examples of overly precise reporting of elements are noted from specific laboratories. The data shows that one laboratory issued results from specific CRMs that were grouped at one analytical grade and then closer to expected value of the CRM during the reporting period. The potential is that instrument drift was resolved, or that digest methods or equipment changed. The change in the mean grade is evident across multiple elements.

The check sample data indicates that analytical error is not a large contributor to the variance in the duplicate samples. This supports the view that natural heterogeneity is the challenge, and the QP recommends that larger sample sizes would improve representativity and the quality of the Mineral Resource estimates.

The QP considers inclusion and reporting of CRMs is a critical component of QA/QC, however if the CRMs results are problematic, then the umpire samples are much more critical to define if the primary laboratories have an issue. The QP has examined the umpire results, and whilst the number submitted for checks is lower than optimal there is no evidence to suggest bias between the laboratories. Overall, the QP considers the presented assay data has enough confidence to be included in a Mineral Resource estimate.

Silvercorp’s present protocols employed at the Ying Project do not encompass all aspects of a comprehensive QA/QC program, do not include optimal rates of insertion, and have not included rigorous monitoring of results in a real time basis. Despite these issues, a review by the QP shows that there are no material accuracy, precision, or systematic contamination errors within the Ying Project sample database. The QP considers the Ying Project sample database to be acceptable for Mineral Resource estimation.

At the KP Project, the lack of recorded QA/QC limits the ability to interpret analytical accuracy and precision. AMC concludes that the resource classification should incorporate the risk associated with this lack of defensible QA/QC analytical data.

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12	Data verification

12.1	Site inspections

In 2024, independent AMC QPs Mr HA Smith, Mr S Robinson, and Mr RJ Chesher, together with independent QP Mr D Claffey of Hillerton Consulting Ltd., visited the Ying Property between 26 - 29 February. In 2026, independent AMC QPs Mr HA Smith, Mr RJ Chesher, and Mr JE Glanvill, visited the Ying Property between 12 - 13 May. Mr Smith has made a total of five visits to the site.

12.1.1	2024 site inspection

The following items formed part of the data verification exercises on site during the 2024 visit:

•	Discussions with site staff regarding:

—	Sample collection.
—	Sample preparation.
—	Sample storage.
—	QA/QC.
—	Data validation procedures.
—	Underground mapping procedures.
—	Survey procedures.
—	Geological interpretation.
—	Exploration strategy.
—	Underground operations and mining methods.
—	Tailings management facilities (TSFs) design, construction, and operation, including plans for 3rd TSF.
—	Mills operation and plan for Mill No. 2 expansion.

•	Silvercorp presentations on Ying operations, Mill No. 2 expansion, future planning, and initiatives.
•	Inspection of Mill No. 1 and Mill No. 2 and viewing of ore-sorting set-up and operation.
•	Inspections of current TSFs and area for 3rd TSF.
•	Inspection of site laboratory and SGS sample preparation laboratory.
•	Inspection of SGX water treatment plant.
•	Inspection of mine electrical sub-station.
•	SGX mine visit:

—	Core shack:

-	Review of rock samples and a selection of diamond core showing representative portions of significant Ag-Pb-Zn veins (see Table 12.1).
-	Review of core storage and processing facilities.

—	CM105-S2SJ-S2W-100-12A resuing stope.
—	Refuge chamber.
—	Dewatering station.
—	Monitoring room and emergency broadcasting and communication systems.
—	Load-haul-dump machine at XPD area.

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—	XPD-S7-2-320-2WCM channel sampling.
—	Waste rock chutes.
—	Roadside drill rig.
—	Surface emergency rescue warehouse / medical room.
—	CM108 portal.

•	HPG mine visit:

—	PD600-XPD-B8 longhole stoping.
—	PD5-XPD main transportation decline.
—	Visit to underground diamond core drill setup at XPD-260-18A (drillhole ZK22S14003).

•	Inspection of Hongfa aggregate plant.

•	TLP mine visit:

—	PD820 portal.
—	PD820XPD-T22E-A26 Shrinkage Stope.
—	PD730 portal.
—	Shallow-dipping part of the T21 vein (Ag-Pb-Zn) and steep-dipping T21E vein (Ag-Pb-Zn-Au) at PD730.

•	LMW mine visit:

—	Core shack: Review of select intervals of drillcore showing typical Ag-Pb-Zn veins and recently discovered shallow-dipping Au-rich veins. (see Table 12.1).
—	Paste backfill station.
—	LM50 and LM26 room and pillar stoping in shallow-dipping Au veins.
—	930XPD-850: high-grade Ag-Pb vein W18W.

12.1.2	2026 site inspection

The following items formed part of the data verification exercises on site during the 2026 visit:

•	Discussions with site staff regarding:

—	Silvercorp latest plans for the Ying Property.
—	Mill No. 2 expansion and status of preparations for Mill No. 3 construction.
—	Status of XRT sorting at Mill No. 2, performance data collection, and plans for additional XRT sorting at Mill No. 3.
—	Underground operations and future production.
—	TSF situation relative to TSF1 closure / remediation, and remaining capacity in TSF2.
—	Status and key design aspects of recently commissioned TSF3.

•	Silvercorp presentation on the Ying Property, including discussion of improvements since 2024; production challenges and opportunities; gold initiatives; and environmental and social governance activities.
•	Silvercorp presentation on TSF3 design and construction.
•	Underground safety induction and discussions throughout visit on various safety aspects.
•	Inspection of Mill No. 2 and third flotation cell bank.

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•	Inspection of ore-sorting set-up at Mill No.2.
•	Introduction to new plant office and live screen viewing of key areas.
•	Inspection view of Mill No. 3 site in preparation for first construction activities.
•	Visit to TSF3, including starter dam and finger drains, water diversion channels, and live screen monitoring.
•	Inspection of the SGS-managed sample preparation laboratory, along with workplace activity observations of sample crushing, pulverizing, and final pulp sample packaging.
•	Inspection of on-site assay laboratory reviewing Fire Assay (Au and Ag) as well as base metal assay facilities. Additional areas observed include the Mill and CIL assay laboratories.
•	Inspection of data management process and QAQC review process

•	LMW mine visit:

—	Core shack: Review of select intervals of drill core showing Au-rich veins and typical Ag-Pb-Zn veins.
—	Core storage.
—	Cage descent and LM7 Au longhole stope – access drives, uppers brow, starter raise, ore-pass, LHD.
—	LM50 room and pillar stope in shallow-dipping Au veins.
—	LM 12-1 Ag-Pb-Zn resue stope first lift.

•	SGX mine visit:

—	Core shack: Review of rock samples and a selection of drill core showing representative portions of significant Ag-Pb-Zn veins.
—	Core storage.
—	Underground to see S74 Au vein and channel sample area.
—	Diamond drill operation on azimuth for S74, S7-2E1, S8-2 veins.
—	S2 vein and channel sample area.

12.2	Drill core verification

Drill core intervals containing key silver-lead-zinc and gold rich veins were reviewed by the QPs during the 2024 and 2026 site visits. The QPs observed and visually confirmed the presence of key ore minerals within veins in remaining half core samples relative to recorded assay results. Core boxes were clearly marked with drillhole ID, box number, depth from and depth to. Samples were marked up on remaining half core and sample tags with sample ID, and barcodes were staples to boxes. Table 12.1 shows the list of drillholes reviewed on site by Mr Robinson in 2024. Table 12.2 shows the partial list of drillholes reviewed on site by Mr Glanvill in 2026.

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Table 12.1	Drillholes reviewed on site 2024

SGX Hole ID	SGX Hole ID	LMW Hole ID
ZK02AS203	ZK12S103	ZKX0818
ZK02S6008	ZK12S607	ZKX11238
ZK02S7E2005	ZK14AS2W2001	ZKX05X076
ZK06S706	ZK15S19W002	ZKX05X096
ZK06S8010	ZK16S18W002	ZKX05X098
ZK08AS2W207	ZK24AS21001	ZKX3822
ZK0S16W1005	ZK24AS7001	ZKX1613
ZK10AS6010	ZK26S21W002	ZKX03X021
ZK10S104	ZK63AS8E1001	ZKX03X026
ZK10S14006	ZK6AS2W06	ZKX1623
ZK11AS19015	ZKDB06AS1401	ZKX05X079
ZK11AS1905	ZKDB0S8E102	ZKX05X010
ZK11AS1906	ZKDB10AS1401
ZK11S7_1002	ZKDB12S1001
ZK12AS1W5005	ZKDB12S2002
ZK12AS2W2001	ZKDB71S3201

Table 12.2	Drillholes reviewed on site 2026

LMW Hole ID	VEIN	LMW Hole ID	VEIN	SGX Hole ID	VEIN
ZKX107X013	LM54	ZKX1009	LM22	ZK02S7_1E015	S7_1E
ZKX07X141	LM54	ZKX0573	LM22	ZK02S7_1E016	S7_1E
ZKX05X079	LM50	ZKX1578	LM54	ZK10AS2W2003	S2W2
ZKX03X095	LM50	ZKX10556	LM41E	ZK82S16W023	S16W
ZKX05X010	LM50	ZKX11142	LM41E	ZK11S7_1002	S19E
ZKX05X017	LM50	ZKX3417	LM17	ZK6S8006	S8W
ZKX03X026	LM50	ZKX05X151	LM12_2	ZK01BS8002	S8
ZKX0727	LM50	ZKX3414	LM17	ZK10AS21002	S21
ZKX0528	LM50	ZKX0656	W1	ZK15S19W002	S19
ZKX0650	LM28	ZKX12813	LM25W1	ZK12S2010	-
ZKX0877	-	ZKX0623	W1
ZKX03X021	LM26	ZKX0733	LM12E
ZKX03X021	LM26	ZKX0593	LM7
ZKX1423	LM28	ZKX0819	W2
ZKX00X029	-	ZKX13615	W18W
		ZKX0471	W1

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12.3	Assay data verification

12.3.1	Ying Project

12.3.1.1	Work completed by the QP

The QP for Section 12 of the 2017 Technical Report supervised a random cross-check of 10 - 15% of the mineralized assay results in the database with original assay certificates for data collected to 30 June 2016. Details are outlined in the 2017 Technical Report (AMC, 2017). No issues were noted. The current QP for this section, Dr Genoa K Vartell, has reviewed this work and accepts the results.

For the 2020 Technical Report and under supervision of Dr Vartell, a full-time employee of AMC completed data verification for assay results collected between 1 July 2016 and 31 December 2019. This verification comprised randomly selecting data from approximately 5% of the drilling and 5% of the channel samples from each year and each mine and comparing silver, lead, zinc, and gold assay results in the Mineral Resource database with analytical results on the original assay certificate. Details are outlined in the 2020 Technical Report (AMC,2020). Minor issues were noted.

Under supervision of Dr Vartell, a full-time employee of AMC completed data verification for assay results collected between 1 January 2020 and 31 December 2021 (AMC, 2022). Due to the large number of assays in 2020 and 2021, the data was subset to only assays with > 35 g/t Ag or > 0.1% Pb or > 0.1% Zn or > 0.1 g/t Au assays. This verification comprised randomly selecting data from approximately 8% of the drilling and channel samples from each year, mine and laboratory and comparing silver, lead, zinc, and gold assay results in the Mineral Resource database with analytical results on the original assay certificate. Minor issues were noted.

Under supervision of Dr Vartell, Amir Ridzuan of Amir Ridzuan Enterprise completed data verification for assay results collected between 1 January 2022 and 31 December 2023 (AMC, 2024). Due to the large number of assays in 2022 and 2023, an automated computer process was used to check for discrepancies between the original assay certificates and the database. Over 70% of the assay certificates were provided by Silvercorp. Data verification on these certificates comprised checking the key data types (drilling and underground channel samples) from each year and comparing silver, lead, zinc, and gold assay results in the Mineral Resource database with analytical results on the original assay certificate.

Checks of the 2022 - 2023 assay data identified 1,067 anomalies where the same sample ID existed in more than one assay certificate, but the values from the assay certificates were different from each other. This list of samples was provided to Silvercorp. Silvercorp confirmed that if an assay result was unexpected, it re-assayed the same sample with the same sample number again in a different batch as a check. This situation normally arose when a channel sample was re-taken. The procedure is for the new assay to be used, but the QP found this was not always the case. These sample IDs were excluded from the check.

Under supervision of Dr Vartell, Luis Torres of AMC completed data verification for assay results collected between 1 January 2024 and 31 October 2025. Due to the large number of assays in 2024 and 2025, an automated computer process was used to check for discrepancies between the original assay certificates and the database. Data verification on these certificates comprised checking the key data types (drilling and underground channel samples) from each year and comparing silver, lead, zinc, gold, and copper assay results in the Mineral Resource database with analytical results on the original assay certificate.

Checks of the 2024 - 2025 assay data showed rounding issues where the database had less significant digits than the assay certificate and the degree of rounding was not consistent. There were also 58 samples that occurred on assay certificates but were recorded in the database with blank cells. These were drillhole samples with a blank date field.

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The results of drilling and channel assay verification from 2016 to 2025 are presented in Table 12.3 and Table 12.4.

Table 12.3	Assay verification results for drillhole samples from July 2016 to October 2025

Year	Total samples	# Samples selected for verification	Records with no identified errors[1]	Errors noted[2]	Certificate error[3]	% Samples checked
2016	2,994	298	297	1	0	10.0
2017	7,407	559	559	0	0	7.5
2018	5,665	262	262	0	0	4.6
2019	5,678	453	452	1	0	8.0
2020[4,5]	6,872	650	596	54	37	9.5
2021[4,5]	16,938	1,200	1200	0	22	7.1
2022	82,274	57,286	57,242	44	nr6	69.6
2023	45,661	30,001	29,948	53	nr6	65.7
2024[7]	42,069[7]	41,916[8]	40,190	0	nr6	99.6
2025[7]	43,630[7]	42,331[8]	41,483	11	nr6	95.1
Total	259,188	174,956	172,229	164	59	67.5

Notes:

1 Assay results match certificate ignoring minor rounding and truncation discrepancies.

2 Individual assay value does not match certificate.

3 Certificate reference number in the database incorrect.

4 Due to the large number of assays in 2020 and 2021 (65,711 & 159,698, respectively), the database was sub-set on the following criteria: only samples > 35 g/t silver or > 0.1% lead or > 0.1% zinc or > 0.1 g/t gold were included for review.

5 QA/QC samples were included in the assay verification check.

6 nr = not recorded.

7 Total samples are based on number of sample IDs listed in the Silvercorp database.

8 Total # samples selected for verification is based on the number of silver assays.

Table 12.4	Assay verification results for channel samples from July 2016 to October 2025

Year	Total samples	# Samples selected for verification	Records with no identified errors[1]	Errors noted[2]	Certificate error[3]	% Samples checked
2016	9,190	512	465	33	14	5.6
2017	18,803	977	963	7	7	5.2
2018	18,106	1,036	951	72	13	5.7
2019	23,829	1,307	1,273	22	12	5.5
2020[4,5]	8,798	668	663	5	119	7.6
2021[4,5]	12,862	959	951	8	186	7.5
2022[7]	27,179	25,686[8]	25,447	239	nr6	94.5
2023[7]	29,663	21,775[8]	21,739	36	nr6	73.4
2024[8]	33,536	33,161	33,115	5	nr6	98.7
2025[8]	20,887	20,704	20,656	10	nr6	98.9
Total	202,853	106,785	106,223	437	351	52.6

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Notes:

1 Assay results match certificate ignoring minor rounding and truncation discrepancies.

2 Individual assay value does not match certificate.

3 Certificate reference number in the database incorrect.

4 Due to the large number of assays in 2020 and 2021 (23,454 & 24,000, respectively), the database was sub-set on the following criteria: only samples > 35 g/t silver or > 0.1% lead or > 0.1% zinc or > 0.1 g/t gold were included for review.

5 QA/QC samples were included in the assay verification check.

6 n = not recorded.

7 Total samples refer to the number of channels samples taken in drifts.

8 Total # samples selected for verification is based on the number of silver assays.

12.3.1.2	QP observations on assay data verification

The QP makes the following observations based on the assay data verification undertaken:

•	Cross-checking of original assay results with the drilling database for 2024 - 2025 noted 11 errors out of 84,247 samples verified representing an error rate of 0.01%.
•	Cross-checking of original assay results with the channel sample database for 2024 - 2025 noted 15 errors out of 53,865 samples verified representing an error rate of 0.03%.
•	Silver assays (recorded as grams per tonne) have been inconsistently rounded or truncated to the nearest integer value in the Ying drilling and channel databases.
•	Lead and zinc assays (recorded as percent) have been inconsistently rounded or truncated to two decimal places in the Ying drilling and channel databases.
•	Gold (recorded as grams per tonne) is commonly recorded as 0 g/t when no Au assays are available. This is further discussed in Section 14.
•	Assay results below the LLD are not treated consistently within the assay database. In some cases, LLD results are recorded as the LLD and in other cases they are recorded as half of the LLD or set to another background value.
•	Lead analyses were recorded in the silver columns and vice versa in the database for the data from three assay certificates. These certificates impacted the 2022 channel data, however there were less than 100 affected assays.

12.3.2	KP Project

12.3.2.1	Work completed by the QP

Under supervision of Dr Vartell, Luis Torres of AMC completed data verification for assay results collected by Silvercorp in 2022. Assay certificates are not available for the other years. An automated computer process was used to check for discrepancies between the original assay certificates and the drilling database. Data verification on these certificates comprised comparing silver, lead, zinc, gold, and copper assay results in the Mineral Resource database with analytical results on the original assay certificate for all drillhole samples. No assay certificates were provided for the channel samples.

The results of the drillhole assay verification are presented in Table 12.5.

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Table 12.5	KP Project verification results for drillhole samples from 2022

Year	Total samples	# Samples selected for verification	Records with no identified errors[1]	Errors noted[2]	Certificate error[3]	% Samples checked
2022	2,521	2,521	2,521	0	nr	100

Notes:

1 Assay results match certificate ignoring minor rounding and truncation discrepancies.

2 Individual assay value does not match certificate. Copper assays were not reviewed as all Database entries were zero.

3 Certificate reference number in the database incorrect. NR = note recorded.

12.3.2.2	QP observations on the assay data verification

The QP makes the following observations based on the assay data verification undertaken:

•	Cross-checking of original assay results with the drilling database noted zero errors out of 2,521 samples verified, representing an error rate of 0%.
•	The KP database records less significant digits than the assay certificates. This results in confusion for copper in the database, where low assay values, such as 0.098% copper, are recorded in the database as 0% copper. Without the original certificate, it is unclear if zero values represent low copper assays or copper was not analyzed.

12.4	Verification of other data

During the review of the 2023 database for the Ying Project, the QP noted that some issues highlighted in the previous Technical Reports had not yet been addressed or only partially addressed. These issues do not directly affect Mineral Resources but reduce the efficiency in which data can be reviewed or audited. These discrepancies, however, have resulted in differences in the number of samples tabulated by time-period between Silvercorp and AMC.

A summary of prior issues is provided below:

•	Date fields for the date of drilling or underground sample collection and assaying are inconsistent, invalid, and commonly left unpopulated prior to 2022. In some instances, discrepancies were noted with sample dates and assay dates being years apart. Missing date information creates issues with time-period reporting and identifying and rectifying errors.
•	Sample type discrepancies were noted between the collar and assay files (i.e., a sample may be noted as drillhole in collar file and underground channel sample in assay file).
•	Assay certificate and batch data is inconsistently recorded in the sample database. In some instances, dates have been used as the lab certificate ID which have been corrupted by Microsoft ExcelTM.

Differences in the number of samples tabulated by time-period between Silvercorp and AMC are primarily due to 1) differing interpretations of missing dates, 2) some drillholes occur in more than one mine database, and 3) non-sampled intervals being counted as a sample.

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12.5	Recommendations

The QPs have been informed by Silvercorp that in the future, data will be housed in Micromine’s GeobankTM data management system. Silvercorp is planning to transition to GeobankTM later this year. The QPs recommend that Silvercorp implements the following:

•	Consider centralizing and standardizing all mine databases to reduce duplicate data and minimize version control issues. Rules or lookup tables should be set to ensure data is valid prior to upload.
•	Establish standard dataset boundaries for each mine, including overlaps as required.
•	Ensure assay data is recorded without rounding to accurately reflect the original assay certificates.
•	Establish a protocol for the consistent treatment of samples with analytical results below the LLD.
•	Undertake further random assay checks of the channel sample database and make corrections as appropriate.
•	Establish a protocol to ensure unsampled intervals are consistently, and unambiguously, recorded in the database.
•	Ensure that when a sample ID is on two certificates there is a documented rationale and flag for what assays are used for the Mineral Resources.
•	Duplicated drillhole and channel Hole IDs should be addressed to allow the Ying database to be audited as a whole. Develop procedures to ensure Hole IDs and Sample IDs are unique for each deposit.
•	Store QA/QC data within the database and ensure that Certificate (batch) IDs are consistent between sample and QA/QC data.
•	Ensure that date fields are populated in a consistent format within the assay database. All dates should be checked for validity and corrected as required. Missing dates should be corrected using historical records or by cross-referencing drill dates, samples dates, and assay dates.

AMC has been told by Silvercorp that each of these recommendations will be addressed in GeobankTM, except the last bullet point which is an ongoing task.

12.6	Conclusions

The QP does not consider the issues noted to have a material impact on Mineral Resource estimates. The QP considers the assay database to be acceptable for Mineral Resource estimation.

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13	Mineral processing and metallurgical testing

13.1	Introduction

Laboratory-scale mineral processing and metallurgical tests for the Ying Project deposits have been carried out by four laboratories in China as follows:

•	Changsha Design and Research Institute (CDRI) using TLP mineralization in 1994.
•	Hunan Nonferrous Metal Research Institute (HNMRI) using SGX mineralization in 2005.
•	Tongling Nonferrous Metals Design Institute (TNMDI) using HZG mineralization in 2006.
•	Changchun Gold Research Institute (CCGRI) using HPG mineralization in 2021.

For the Kuanping (KP) Project mineralization, the Mineral Processing Test Centre of Henan Found carried out exploratory tests in 2023.

The objectives of the 1994 to 2005 laboratory mineral processing testwork were:

•	To maximize silver recovery to the lead concentrate.
•	To develop a process flow sheet with appropriate operating parameters as a basis for the industrial scale implementation of lead, zinc, and silver recovery.
•	To determine the product quality characteristics relative to the relevant national standards.

The metallurgical testing consisted of mineralogical assessment, gravity separation tests, flotation tests, and specific gravity measurements of the mineralized veins.

SGX has been, and remains, the main deposit on the Ying Property. The lab test results from HNMRI’s study (2005) on SGX mineralization were used for both Mill Plant 1 (2005) and Mill Plant 2 (2008) design.

In 2021, CCGRI carried out mineral processing tests for HPG mineralization. The purpose was to conduct a comprehensive mineral processing test on gold ore, obtain a recovery plan for gold, silver, lead, and zinc, and provide a basis for production process optimization. The test results were used for the technical upgrading of the Mill Plant 2 concentrator in 2021. Knelson concentrators were added to the plant circuit for gravity recovery and greatly improved the overall gold recovery for the HPG mine.

Additional mineralization testing in 2021 was done by CITIC Heavy Industry Machinery Co. Ltd (CITIC). CITIC was commissioned to conduct grinding tests on sulphide ore from SGX, TLP, LME, and LMW, and oxide ore from TLP and HPG. This test work included JK Drop Weight testing, Bond Ball Mill Index testing, and Bond Abrasion Index testing.

13.2	Mineralogy

Silvercorp has three principal mining operations on the Ying Property:

•	SGX, consisting of the SGX and HZG mines in the western part of the block.
•	HPG, consisting of the HPG mine, also in the western part of the block.
•	TLP / LM, consisting of the TLP, LME, LMW, and DCG mines in the eastern part of the block.

The mineralization in the SGX-HZG deposits and other deposits in the Ying district occurs as relatively narrow tabular veins that pinch-and-swell along fault-fissure structures.

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The mineralogy generally consists of galena and sphalerite plus a variety of silver minerals from native silver to silver sulphides and sulphosalts, some rare; and in the case of the TLP / LM mine operations, some silver halides in the upper zones.

The mineralization for the KP Project is similar to that at the Ying Project. The mineralization occurs as narrow tabular veins with pinch-and swell along strike and down dip, although the dip angles are shallower, close to 45 degrees or less. The minerals are similar to those at HPG. The mineralogy specific to each deposit is described in the following sub-sections.

13.2.1	SGX mineralization

In 2005, HNMRI performed petrographic analysis on samples collected for metallurgical test work from veins S14, S16E, and S16W in adit CM102. HNMRI’s study identified the following main mineral occurrences:

•	Polymetallic sulphide minerals: galena, sphalerite with trace amounts of chalcopyrite, pyrrhotite, hematite, magnetite, and arsenopyrite.
•	Silver minerals: native-silver, B-argentite, and the antimonial sulphosalts: pyrargyrite and stephanite.

Table 13.1 summarizes the mineralogical compositions of blended cores, as feed for flotation tests.

Table 13.1	Mineral composition of the SGX mineralization

Sulphide minerals	%	Gangue minerals	%
Pyrite, pyrrhotite	2.5	Quartz	40.0
Galena	6.8	Chlorite and sericite	22.5
Sphalerite	7.8	Kaolin and clay minerals	15.0
Arsenopyrite	0.1	Hornblende and feldspars	4.0
Chalcopyrite etc.	0.2	Iron oxides, others	1.1

The mineralogical study results showed that:

•	Galena is fine to coarse-grained (0.05 to 0.5 mm) and commonly occurs as a replacement of pyrite. The galena is distributed along the fractures of quartz or other gangue minerals and is commonly interlocked with sphalerite and pyrite.
•	Sphalerite is commonly coarse-grained and ranges from 0.2 to 2.0 mm in size. It is formed by replacing pyrite and is enclosed in a skeleton of remaining pyrite.

Table 13.2 summarizes the distribution of silver minerals. Silver appears in two forms:

•	As silver minerals, including native silver, electrum, tetrahedrite, polybasite, pyrargyrite, and argentite.
•	As electro-replacement in galena, pyrite, and other sulphides. Native sulphides usually range from 0.01 to 0.07 mm in size.
•	Only 4.6% of the silver is associated with gangue minerals.

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Table 13.2	Phase distribution of silver (SGX mineralization)

Occurrence	g/t	%	Comments
Native silver	89.45	23.32	Free silver
Silver sulphides	136.32	35.54	In tetrahedrite, polybasite, pyrargyrite, and argentite
Silver in sulphides	140.04	36.51	In galena, sphalerite, pyrite, and chalcopyrite
Enclosed in gangue minerals	17.76	4.63	In quartz etc.
Total		100

An example of the distribution of silver minerals and silver-bearing minerals is shown in Figure 13.1.

Figure 13.1	Distribution of silver minerals and silver-bearing minerals

Source: Silvercorp.

13.2.2	TLP mineralization

The TLP mineralogical assessment was carried out by the No. 6 Brigade, a China-based Exploration Company, and the main mineral occurrences were noted as:

•	Metallic sulphide minerals: galena, sphalerite, pyrite, and chalcopyrite.
•	Silver minerals: native silver, argentite-acanthite, freibergite, polybasite, cerargyrite-bromochlorargyrite, and canfieldite (a rare silver tin sulphide).
•	Gangue minerals: carbonate, quartz, sericite, chlorite, hornblende, feldspars, and others.

The composition of the minerals in the blended sample is listed in Table 13.3.

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Table 13.3	Mineral composition of the TLP-LM mineralization

Sulphide & iron minerals	%	Gangue minerals	%
Galena	2.1	Carbonate	42.5
Cerussite	0.5	Quartz	30.0
Anglesite	0.2	Biotite	4.5
Sphalerite	0.2	Chlorite	4.5
Chalcopyrite	0.1	Sericite	2.5
Covellite	0.1	Hornblende	2.0
Pyrite	0.1	Psilomelane	1.5
Hematite Limonite	6.0	Feldspars	1.4
		Clay	2.1

A detailed phase distribution of silver is listed in Table 13.4. Although only 12.7% of the silver was associated with oxides and gangue minerals, 30.9% was as halides; thus only 56.4% was as free silver or associated with sulphide minerals — much lower than was found for SGX.

It was noted that this could result in lower recoveries for TLP mineralization, although the occurrence of halides is related to surface oxidation and would be expected to decrease at depth.

Table 13.4	Phase distribution of silver (TLP - LM mineralization)

Occurrence	g/t	%	Comments
Native Silver	18.7	13.61	Free silver
Silver Sulphides	42.9	31.22	In freibergite, argentite-acanthite, polybasite
Silver in Sulphides	15.9	11.57	In galena
Absorbed by Fe and Mn Oxides	15.5	11.28	N/A
Enclosed in gangue minerals	2.0	1.46	N/A
Silver in Halides	42.4	30.86	In bromochlorargyrite
Total		100.00

13.2.3	HPG mineralization

Mineralogical analysis of HPG mineralization showed that:

•	Common sulphide minerals are galena, sphalerite, and tetrahedrite, with lesser amounts of chalcopyrite, pyrargyrite, and other sulfosalts.
•	Small amounts of acanthite and native silver may occur, but most silver in the veins is present as inclusions in galena or tetrahedrite (silver-bearing tetrahedrite is also known as freibergite).
•	Copper and gold may increase at depth.
•	Common gangue minerals are quartz, pyrite, and carbonate, usually siderite or ankerite with distal calcite.

13.2.4	KP mineralization

Mineralogical studies for KP have shown that the main metallic minerals are sphalerite, galena, pyrite, siderite, and braunite, with minor content of arsenopyrite. The dominant gangue minerals include quartz, albite, muscovite, ankerite, chlorite, orthoclase, and kaolinite.

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13.3	Metallurgical samples

Samples sent for metallurgical tests are described in the following text.

13.3.1	SGX samples

Blends of the core samples from veins S14, S16E, and S16W in adit CM102 at the SGX mine were used. Compositions of these core samples are listed in Table 13.5.

Table 13.5	Core samples used for ore blending test

Sample	Ag (g/t)	Pb (%)	Zn (%)
No. 1	436.45	0.72	0.87
No. 3	659.75	2.66	13.34
No. 5	314.65	9.67	4.20

To better understand the metallurgical characteristics of the SGX mineralization, HNMRI blended the core samples based on the following ratios of No.1: No.3: No.5 of 2.50: 2.00: 5.55. It was assumed that this blend would be representative of ore mined from SGX and it would represent an anticipated mill grade. The head grade result of this blended sample is provided in Table 13.6.

Table 13.6	Head grade of blended sample from SGX

Pb (%)	Zn (%)	Cu (%)	S (%)	As (%)	Total Fe (%)
5.88	5.23	0.063	4.02	0.001	2.83
Au (g/t)	Ag (g/t)	CaO (%)	MgO (%)	SiO2 (%)	Al2O3 (%)
0.17	385.7	0.740	0.64	30.71	5.40

13.3.2	TLP samples

CDRI did some metallurgical work for silver and lead materials on the TLP project in 1994. Two representative bulk samples (Table 13.7) consisting of 110 kg of high-grade mineralization, 111 kg of wall rocks and 304.5 kg of medium-grade mineralization, totaling 525.5 kg, were collected from several crosscuts and undercut drifts for metallurgical testing. The samples consisted of mainly transition mineralization but also included a small amount of oxide and sulphide materials. Sample No.1 contained more carbonate rock than Sample No.2, which had higher silicate content.

Table 13.7	TLP mineralization samples for metallurgical tests

Samples	Ag grade (g/t)	Pb grade (%)
Sample 1	187.1	2.37
Sample 2	204.9	2.66

13.3.3	HPG samples

Blends of channel samples from veins H5, H15, and H17, taken from stopes PD3-H5-380-9, D2-H15-570-12, and PD3-H17-150-20, respectively, at the HPG mine were used. These samples were high-grade sulphide ore. Compositions of the 360 kg (120 kg from each vein) composite samples are listed in Table 13.8.

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Table 13.8	Head grade of blended sample from HPG

Element	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Grade	3.1	270.0	5.42	2.01

13.3.4	KP samples

In September 2022, 14 samples from the KP Project, with a total weight of 6 kg, were received for testing. These samples originated from the coarse rejects of KP core samples. They were further crushed to a particle size of -3 mm at the Ying (Henan Found) Mineral Test Centre and then used to carry out the 2023 metallurgical tests (see Section 13.4.5).

13.4	Metallurgical testwork

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests by HNMRI and other laboratories were conducted to address the recoveries of the different types of mineralization (Broili et al., 2006; Xu et al., 2006; Broili & Klohn, 2007; Broili et al., 2008). As noted in Section 13.1, HPG mineralization was tested in 2021:

•	TLP mineralization was tested by the CDRI in 1994.
•	SGX mineralization was tested by HNMRI in May 2005.
•	HZG mineralization was tested by TNMDI in 2006.
•	HPG mineralization was tested by CCGRI in 2021.

Some initial size-by-size analysis work is summarized in Table 13.9 which shows the grade and distribution of Pb, Zn, and Ag vs size fractions for a ball mill stream of 70% -75 µm. The results indicated that liberation of Pb, Zn, and Ag at the grinding target of 70% -75 µm was sufficient for desired flotation recovery.

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Table 13.9	Liberation of Pb, Zn, and Ag vs size fractions (70% -75 µm)

Size (mm)	Yield (%)	Grade			Distribution (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
+0.150	5.59	1.80	4.21	151.0	1.71	4.45	2.19
-0.150+0.100	12.22	3.99	5.94	278.0	8.31	13.72	8.78
-0.100+0.074	12.01	5.14	5.95	384.0	10.51	13.50	11.91
-0.074+0.037	22.43	5.76	6.60	387.0	22.01	27.98	22.45
-0.037+0.019	21.65	8.93	5.24	511.0	32.94	21.45	28.56
-0.019+0.010	14.29	7.05	4.03	441.0	17.16	10.89	16.28
-0.010	11.81	3.66	3.59	322.0	7.36	8.01	9.83
Total	100.00	5.87	5.29	387.0	100.00	100.00	100.00

HNMRI’s evaluation did not find any difficulty with separation of gangue minerals associated with the base and precious metal mineralization but did find a small fraction of encapsulation of the barren sulphide minerals (pyrite, etc.) with silver, lead, and zinc sulphide minerals. Due to the coarseness of these minerals, it was expected that adequate liberation during processing would occur to maintain high recoveries.

After the initial work, the main focus was on flotation testwork to maximize lead and, therefore, silver recovery. Both open-circuit and closed-circuit flotation tests were conducted to derive the final metallurgical performance predictions, in line with normal practice.

13.4.1	SGX mineralization

As summarized in previous Ying Property NI 43-101 Technical Reports, the SGX testwork concluded that:

•	A conventional Pb / Zn separation process by differential flotation (see Figure 13.2, closed loop) would effectively produce Pb and Zn concentrates.
•	The optimum grinding target for the ore was 70% passing 75 µm.
•	The optimum reagent dosage at different addition locations was as shown in Figure 13.2. This gave the best metal recovery (refer to Table 13.10) under recommended operating conditions.

Table 13.10    Mass balance for locked cycle test (SGX mineralization)

Product	Mass yield (%)	Grade			Recovery (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
Head	-	5.88	5.21	386.5	-	-	-
Lead Con.	7.84	68.18	6.24	4,197.0	90.89	9.39	85.12
Zinc Con.	7.49	2.10	59.61	453.8	2.67	85.67	8.79
Tails	84.67	0.45	0.30	27.8	6.44	4.94	6.09
Total	100	-	-	-	100	100	100

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Figure 13.2	Locked cycle flotation flow sheet (SGX mineralization)

Ore (-2mm)
Chemicals: g/t
5' X – time in minutes
Grinding (to 70% -200mesh)
ZnSO4 800
Na2SO3 1,000
Dithiophosphate Collectors 30
SN-9 20
Pb Rougher Flotation
Dithiophosphate Collectors 10
SN-9 6
Na2SO3 500
ZnSO4 500
Pb Scavenger Flotation I
Dithiophosphate Collectors 10
SN-9 6
Pb Cleaner Flotation I
Pb Scavenger Flotation II
Pb Cleaner Flotation II
Pb Cleaner Flotation III
Pb Con
Lime 3000
CuSO4 400
Butyl Xanthate 50
2# Reagent 30
Zn Rougher Flotation
Lime 500
Buryl Xanthate 10
2# Reagent 9
Zn Cleaner Flotation I
Zn Scavenger Flotation I
Zn Cleaner Flotation II
Zn Scavenger Flotation II
Zn Cleaner Flotation III
Zn Con
Tails

Source: Silvercorp.

13.4.2	TLP mineralization

Under closed conditions and using an 80% -75 µm feed, the CDRI laboratory performed conventional flotation tests and reported the following results (Table 13.11). The test work demonstrated that silver and lead could be easily extracted from the mineralized vein material using a conventional flotation process. It was noted that silver recovery did not appear to be impacted by the presence of halides.

Table 13.11	Mass balance for locked cycle test (TLP mineralization)

Samples		Ag grade (g/t)	Pb grade (%)	Ag recovery (%)	Pb recovery (%)
Sample 1	Head	187.1	2.37	-	-
	Conc	5274.0	66.94	94.71	94.96
	Tails	10.3	0.12	5.29	5.04
	Total	-	-	100	100
Sample 2	Head	204.9	2.66		-
	Conc	5432.0	61.65	94.12	82.24
	Tails	12.5	0.49	5.88	17.76
	Total	-	-	100	100

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13.4.3	HPG mineralization

Closed-circuit gravity separation and flotation tests on HPG mineralization were carried out by CCGRI in 2021 using 60% -75 µm feed conditions, as shown in Figure 13.3. The test results (Table 13.12) showed that free particulate gold could be recovered effectively by using a Knelson centrifugal concentrator for gravity separation; with the use of a shaking table on the Knelson concentrate enabling further separation into high, middle, and low-grade gold streams (Figure 13.3). Flotation recovery was seen to comprehensively recover gold, silver, lead, and zinc in the ore.

Table 13.12	Mass balance for locked cycle test (HPG mineralization)

Product	Mass yield (%)	Grade				Recovery
		Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au			Ag			Pb		Zn
Gravity Con.	0.0072	10,077.1	63,421.8	42.88	0.05	23.40	52.32	95.00	1.69	12.11	88.46	0.06	96.90	-
Shaking Table Con.1	0.0047	2,108.6	20,305.6	44.62	0.04	3.20			0.35			0.04		-
Shaking Table Con.2	0.3840	207.6	7,078.7	50.01	2.07	25.72			10.07			3.54		0.40
Au-Ag-Pb Con.	10.4500	12.7	1,972.7	48.37	3.28	42.68	42.68		76.35	76.35		93.26		17.05
Zn Con.	3.3280	2.1	445.9	1.18	44.96	2.23			5.5			0.72		74.44
Tails	85.8261	0.1	19.0	0.15	0.19	2.77			6.04			2.38		8.11
Total	100	3.1	270.0	5.42	2.01	100			100			100		100

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Figure 13.3	Locked cycle gravity separation and flotation flow sheet (HPG mineralization)

RawOre
Grinding£º -0.074mm 60%
Feed water flow£º 3.2L/min
Feed ore flow£º 700g/min
Gravity value£º 60G
Knelson concentrator
Shaking table
Gravity Concentrate
Gravity Middling 1
Gravity Middling 2
10¡ä Zinc sulfate + Sodium sulfite£º 2400+600
5¡ä Butyl xanthate + Ammonium dibutyl£º 80+40
2¡ä MIBC£º 40
Au-Ag-Pb Rougher
6¡ä
10¡ä Zinc sulfate + Sodium sulfite£º 1200+300
5¡ä Butyl xanthate + Ammonium dibutyl£º 40+20
2¡ä MIBC£º 20
Zinc sulfate + Sodium sulfite£º 1200+300
10¡ä
Au-Ag-Pb Cleaner 1
5¡ä
Zinc sulfate + Sodium sulfite£º 600+150
10¡ä
Au-Ag-Pb Scavenger 1
5¡ä
10¡ä Zinc sulfate + Sodium sulfite£º 600+150
Au-Ag-Pb Cleaner 2
4¡ä
Zinc sulfate + Sodium sulfite£º 300+75
10¡ä
5¡ä Butyl xanthate + Ammonium dibutyl£º 20+10
2¡ä MIBC£º 10
Au-Ag-Pb Cleaner 3
4¡ä
Au-Ag-Pb Scavenger 2
4¡ä
10¡ä Copper sulfate£º 400
5¡ä Butyl xanthate + Ammonium dibutyl£º 60+30
2¡ä MIBC£º 30
Au-Ag-Pb Concentrate
Zn Rougher
4¡ä
10¡ä Copper sulfate£º 200
5¡ä Butyl xanthate + Ammonium dibutyl£º 30+15
2¡ä MIBC£º 15
Zn Cleaner 1
4¡ä
Zn Scavenger 1
3¡ä
10¡ä Copper sulfate£º 100
Zn Cleaner 2
3¡ä
5¡ä Butyl xanthate + Ammonium dibutyl£º 15+7.5
2¡ä MIBC£º 7.5
Zn Scavenger 2
3¡ä
10¡ä Copper sulfate£º 50
Zn Concentrate
5¡ä Butyl xanthate + Ammonium dibutyl£º 7.5+4
2¡ä MIBC£º 4
Zn Scavenger 3
3¡ä
Tailings

Source: Silvercorp.

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13.4.4	HZG mineralization

TNMDI tested the HZG mineralization in 2006. It was found to contain low levels of copper and zinc. The mass balance is summarized in Table 13.13.

Table 13.13	Mass balance for locked cycle test (HZG mineralization)

Product	Mass yield (%)	Grade				Recovery (%)
		Ag (g/t)	Pb (%)	Cu (%)	Au (%)	Ag	Pb	Cu	Au
Copper Conc	1.53	22,026.0	16.40	19.440	0.29	85.82	9.67	89.98	3.12
Lead Conc	4.39	895.2	50.23	0.433	0.14	10.01	85.03	5.75	4.32
Tailings	94.08	17.4	0.146	0.015	0.14	4.14	5.30	4.27	92.56
Total	100	392.7	2.59	0.33	0.14	100	100	100	100

13.4.5	KP mineralization

In the 2023 metallurgical testing of KP samples, only a simplified preliminary test was performed due to the extremely limited sample quantities.

Test results demonstrated that mineralization beneficiation can be implemented in accordance with the existing production flowsheet at the Ying Mills, adopting sequential lead-zinc flotation to produce lead concentrate and zinc concentrate separately.

Grinding fineness tests indicated that KP mineralization requires finer grinding (e.g., a grind size of 75% passing 0.074 mm) to produce concentrates of appropriate quality. This points to a possible requirement for installation of additional ball milling capability in the on-site production line.

Accordingly, Silvercorp plans to acquire a sufficiently large and representative sample batch in 2026 to enable comprehensive and detailed beneficiation tests to be conducted.

13.4.6	Grind size optimization

Table 13.14 shows the grade and distribution of Ying Project Pb, Zn, and Ag vs size fractions for a ball mill stream under different grinding targets. The results indicated that:

•	The minimum grinding target of 65% -75 µm gave sufficient liberation of Pb, Zn, and Ag.
•	The grade / recovery performance was relatively insensitive to grind size in the 65% – 75% -75 µm range, although some small (~1%) improvement in silver recovery could be expected at the fine end of this range.

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Table 13.14	Grind size optimization test results

Product	Yield (%)	Grade			Recovery (%)			-75 µm (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
Lead Conc	11.84	43.10	8.61	2,726.8	86.75	19.42	84.65	60
Lead Tails	88.16	0.88	4.80	66.4	13.25	80.58	15.35	-
Feed Ore	100.00	5.88	5.25	381.4	100.00	100.00	100.00	-
Lead Conc	11.72	44.19	7.89	2,876.4	88.68	17.65	86.55	65
Lead Tails	88.28	0.75	4.89	59.3	11.32	82.35	13.45	-
Feed Ore	100.00	5.84	5.24	389.5	100.00	100.00	100.00	-
Lead Conc	11.30	45.99	7.01	2,965.2	88.69	15.21	87.19	70
Lead Tails	88.70	0.75	4.98	55.5	11.31	84.79	12.81	-
Feed Ore	100.00	5.86	5.21	384.3	100.00	100.00	100.00	-
Lead Conc	11.15	46.55	7.15	2,986.0	88.10	15.21	87.50	75
Lead Tails	88.85	0.79	5.00	53.5	11.90	84.79	12.50	-
Feed Ore	100.00	5.89	5.24	380.5	100.00	100.00	100.00	-

13.5	Concentrate quality considerations

Table 13.15 shows the product quality projected for Mill Plants 1 and 2.

Table 13.15	Product quality (blends of Plants 1 & 2)

Product	Content (% unless stated otherwise)
	Cu	Pb	Zn	As	Total Fe
Lead Conc	0.36	68.10	6.24	0.015	-
Zinc Conc	0.33	2.10	50.00	0.010	1.61
	Au (g/t)	Ag (g/t)	MgO	Al2O3	SiO2	F
Lead Conc	0.20	4,196.0	0.13	1.13	-	-
Zinc Conc	0.10	454.0	-	-	2.87	0.10

Table 13.15 shows the product chemical composition, which indicated that:

•	The lead concentrate product was high-grade (68–70% Pb). Copper (0.36%) and zinc (6.24%) levels in the lead concentrate were acceptable.
•	Arsenic levels in the zinc concentrate (0.01% As) were well below the 0.5%, as customary limit for marketed concentrate.
•	The product moisture (8%) would be low due to the coarse grind (65% -75 µm) and, therefore, ease of filtration.
•	Both lead and zinc concentrate quality would be acceptable for the commercial market.

13.6	Grindability testwork

Four samples were sent to CITIC in 2021 for grinding tests. Table 13.16 shows the source and ore type for each sample. The tests included ore density, JK Drop Weight Test, Bond Ball Mill Work Index (BWi), and Bond Abrasion Index (Ai). The grindability test results are shown in Table 13.17. Similar tests have not yet been done on KP mineralization.

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Table 13.16	Source and ore type of samples

Sample ID	Mine	Ore type
SG-1	SGX, HPG, HZG	Sulphide
TLP-1	TLP	Sulphide / Transition
EW-1	LME, LMW, DCG	Sulphide
YH-1	TLP, HPG	Oxide

Table 13.17   Grindability test results

Test	Code	Unit	SG-1	TLP-1	EW-1	YH-1
Density	SG	N/A	2.99	2.79	2.82	2.73
JK Drop Weight	A	N/A	77.7	77.5	71.2	74.5
	b	N/A	0.61	0.52	0.56	0.61
	Axb	N/A	47.4	40.3	39.9	45.4
	ta	N/A	0.41	0.37	0.37	0.43
	SCSE	kWh/t	9.70	10.02	10.15	9.37
	DWi	kWh/m3	6.24	6.90	7.02	6.05
	Mia	kWh/t	16.6	19.3	19.4	17.7
	Mih	kWh/t	12.1	14.4	14.4	12.8
	Mic	kWh/t	6.3	7.4	7.5	6.6
Ball Mill Work Index	BWi @ 125 µm	kWh/t	14.49	16.28	19.85	17.70
Abrasion Index	Ai	N/A	0.1988	0.2276	0.1903	0.1960

The DWi test values ranged from 6.05 kilowatt hour per cubic metre (kWh/m3) to 7.02 kWh/m3, indicating that the ore resistance to crushing is "intermediate" in hardness. The BWi test values ranged from 14.49 kilowatt hour per tonne (kWh/t) to 19.85 kWh/t, indicating that the grinding resistance of the ore is "hard". The Ai index test values ranged from 0.1903 to 0.2276, which indicates that the metal wear resistance is between “slight wear” and “moderate wear”.

13.7	Ore sorting trials

An ore sorting system based on X-ray transmission (XRT) measurement has been installed at Plant 2. It has now been converted from a pilot plant to a small-scale production operation.

ROM ore is crushed and screened (see Figure 13.4) to produce the following size fractions:

•	-15 mm fines
•	-20+15 mm
•	-60+20 mm
•	-120+60 mm

Fine material of -15 mm is directly fed into the fine ore bin. Material of -20+15 mm is crushed by the original crushing system and then transferred to the fine ore bin. The two size fractions of -60+20 mm and -120+60 mm are separately fed into the two XRT sorters for processing.

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The operating sorting efficiency of the XRT sorter has been determined as 30%. However, the combined proportion of -60+20 mm and -120+60 mm in the ROM ore is 27%, resulting in a sorting efficiency of only 8% relative to the total ROM ore.

In 2025, the XRT photoelectric pre-sorting system mainly processed ores from TLP, SGX, and LME, with proportions of total ore processed of 66.25%, 20.79%, and 10.22%, respectively. Testing was also carried out on ores from some other mining areas, including LMW and HPG, but with limited success. As overall test indicators failed to meet full expectations, larger-scale processing of all Ying ores has not been implemented.

Table 13.18 summarizes 2025 results of processing after ore sorting. Figure 13.4 shows the associated crushing and screening plant. Figure 13.5 shows the ore sorting units.

Table 13.18	Processing after ore sorting results 2025

Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	284,577
Dry tonnes	279,428	100.00	2.65	0.30	198	100.00	100.00	100.00
conc	257,218	92.05	2.86	0.33	213	99.22	99.10	99.13
Tails	22,210	7.95	0.26	0.03	22	0.78	0.90	0.87

Figure 13.4	Ore sorting circuit at Plant 2 – crushing and screening

Source: AMC, 2024.

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Figure 13.5	Ore sorting circuit at Plant 2 – sorting units (2)

Source: AMC, 2024.

13.8	Summary of Ying Property testwork outcomes

The mineralogy predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries.

The gravity separation-flotation combined process proved to perform better in recovering gold, silver, lead, and zinc in gold ore. In particular, the gravity separation process could recover more particulate gold and improve the overall recovery rate of gold.

The metallurgical testwork resulted in the following projection of performance indices:

•	>90% lead recovery to a high grade (>65% Pb) lead concentrate with >85% silver recoveries.
•	85% zinc recovery to an acceptable (>50% Zn) zinc concentrate.
•	Low and acceptable zinc impurity levels in lead concentrates and very low arsenic impurity levels in both concentrates.
•	Gravity separation could recover most of the gold particles in gold ore, with a gold recovery rate greater than 50%; additional gold could be recovered in lead concentrate by flotation, with a total gold recovery rate over 90%.

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•	The results of ongoing XRT ore sorting tests and small-scale production have demonstrated improvements in the grades of silver, lead, and zinc for ores from TLP, SGX, and LME. The Company is currently planning and designing the installation of an XRT ore sorting system at TLP and / or SGX to further reduce ore transportation costs and upgrade ore grades.

Initial testing of KP mineralization indicated that it requires finer grinding and the addition of customized flotation reagents. The Company plans to collect more representative samples in 2026 to carry out more detailed metallurgical tests.

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14	Mineral Resource estimates

14.1	Introduction

The Mineral Resource estimates for the SGX, HZG, HPG, TLP, LME, LMW, DCG, and KP deposits at the Ying Property were prepared by AMC employees. Grade estimation was completed for 591 veins using a block modelling approach using the inverse distance squared (ID2) interpolation method in Datamine or Vulcan software. Grade estimates were completed for Ag, Pb, Cu in all deposits, Zn in selected deposits, and Au within selected veins at selected deposits.

Mr Aaron Wilkins, CGeol, EurGeol, of AMC prepared the SGX and DCG Mineral Resource estimates and takes responsibility for these estimates.

Mr Mark Kent, FAusIMM, of AMC prepared the HZG Mineral Resource estimate and takes responsibility for the estimate.

Mr Matheus Andrade, MAusIMM, of AMC prepared the HPG estimate. Mr Brett Nielsen, MAIG, of AMC reviewed the data, parameters and methodologies used to prepare the HPG Mineral Resource estimates. Mr Nielsen is satisfied that the HPG estimates have been completed in accordance with reasonably accepted industry practice and takes responsibility for these estimates.

Mr Justin Glanvill, Pri.Sci.Nat., of AMC prepared the TLP and KP Mineral Resource estimates and takes responsibility for these estimates.

Mr Brett Nielsen, MAIG, of AMC prepared the LME Mineral Resource estimate and takes responsibility for the estimate.

Dr Craig Stewart, P.Geo., of AMC prepared the LMW Mineral Resource estimates and takes responsibility for these estimates.

The Mineral Resources include material (approximately 21% of total Mineral Resources by AgEq metal and 24% of the total Mineral Resources by tonnes) below the lower elevation limit of Silvercorp’s current mining licenses. As discussed in Section 4, the renewal of mining licenses and extension of mining depth and boundaries occur in the ordinary course of business as long as Mineral Resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. Therefore, the QPs for the Mineral Resource estimation are satisfied that there is minimal material risk associated with the granting of approval to Silvercorp to extend the lower depth limit of its licenses and to develop these Mineral Resources as and when required.

Table 14.1 presents the total Mineral Resources by mine for the Property as of 31 December 2025. These estimates incorporate Ag and Pb in all deposits, Zn in selected deposits, and Au within selected veins at selected deposits. Mineral Resources are reported above a COG based on in situ values in AgEq terms in grams per tonne or gold equivalent (AuEq) terms in grams per tonne. COGs incorporate mining, processing, and general and administration (G&A) costs provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves. The AgEq and AuEq formulas and COG applied to each mine are noted in the footnotes of Table 14.1.

Copper was added to the 2025 Mineral Resource as it has been demonstrated to be a recoverable byproduct.

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Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

Table 14.1	Ying Mineral Resources as of 31 December 2025

Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Cu grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)	Cu metal (kt)
SGX	Measured	6.98	0.06	205	3.99	2.08	0.03	13.85	45.95	278.43	145.13	2.11
	Indicated	5.63	0.05	157	2.95	1.66	0.05	9.57	28.49	165.77	93.27	2.54
	Meas + Ind	12.61	0.06	184	3.52	1.89	0.04	23.43	74.44	444.20	238.40	4.65
	Inferred	3.77	0.07	150	3.06	1.21	0.05	8.17	18.22	115.32	45.77	2.04
HZG	Measured	0.86	-	229	0.89	-	0.31	-	6.32	7.63	-	2.71
	Indicated	0.87	-	189	0.72	-	0.28	-	5.28	6.27	-	2.44
	Meas + Ind	1.73	-	208	0.80	-	0.30	-	11.60	13.90	-	5.14
	Inferred	0.63	-	266	0.69	-	0.29	-	5.39	4.38	-	1.85
HPG	Measured	1.81	0.82	57	2.42	0.75	0.06	47.57	3.32	43.61	13.53	1.00
	Indicated	2.27	0.78	47	1.92	0.66	0.05	57.01	3.44	43.78	15.11	1.11
	Meas + Ind	4.08	0.80	51	2.14	0.70	0.05	104.57	6.75	87.39	28.64	2.11
	Inferred	2.55	0.79	48	1.57	0.66	0.08	64.88	3.91	39.95	16.89	1.96
TLP	Measured	6.51	0.00	131	2.33	-	0.05	0.21	27.40	151.77	-	3.22
	Indicated	5.14	0.00	111	1.89	-	0.07	0.58	18.37	97.46	-	3.49
	Meas + Ind	11.65	0.00	122	2.14	-	0.06	0.79	45.77	249.23	-	6.71
	Inferred	2.06	0.14	113	2.02	-	0.09	9.07	7.53	41.64	-	1.93
LME	Measured	1.55	0.03	216	1.08	0.24	0.03	1.34	10.75	16.74	3.79	0.53
	Indicated	2.97	0.09	172	0.93	0.25	0.05	8.29	16.46	27.79	7.57	1.41
	Meas + Ind	4.52	0.07	187	0.98	0.25	0.04	9.63	27.21	44.53	11.36	1.94
	Inferred	1.54	0.16	145	1.06	0.31	0.05	8.09	7.19	16.36	4.79	0.79
LMW (Ag-rich veins)	Measured	2.71	-	178	1.64	-	0.11	-	15.46	44.47	-	3.01
	Indicated	2.83	-	131	1.42	-	0.07	-	11.95	40.05	-	2.04
	Meas + Ind	5.54	-	154	1.53	-	0.09	-	27.41	84.52	-	5.06
	Inferred	1.22	-	129	1.42	-	0.08	-	5.05	17.35	-	0.95
LMW (Au-rich veins)	Measured	0.29	2.49	66	0.31	-	0.26	22.92	0.61	0.90	-	0.73
	Indicated	0.83	1.36	50	0.36	-	0.19	36.04	1.34	2.96	-	1.58
	Meas + Ind	1.11	1.65	54	0.35	-	0.21	58.96	1.94	3.86	-	2.31
	Inferred	0.81	1.19	25	0.22	-	0.12	31.12	0.66	1.81	-	0.99
DCG	Measured	0.25	1.62	54	1.68	-	0.04	12.97	0.43	4.17	-	0.09
	Indicated	0.44	1.01	35	2.01	-	0.02	14.27	0.50	8.84	-	0.08
	Meas + Ind	0.69	1.23	42	1.89	-	0.03	27.24	0.93	13.01	-	0.17
	Inferred	0.35	1.18	35	2.01	-	0.02	13.41	0.40	7.13	-	0.08
KP	Measured	-	-	-	-	-	-	-	-	-	-	-
	Indicated	0.25	0.75	197	1.29	2.34	0.00	5.99	1.57	3.20	5.82	0.00
	Meas + Ind	0.25	0.75	197	1.29	2.34	0.00	5.99	1.57	3.20	5.82	0.00
	Inferred	0.61	0.39	199	0.77	1.78	0.00	7.66	3.91	4.75	10.93	0.00
All	Measured	20.94	0.15	164	2.62	0.78	0.06	98.86	110.24	547.72	162.45	13.41
	Indicated	21.24	0.19	128	1.87	0.57	0.07	131.75	87.39	396.11	121.77	14.68
	Meas + Ind	42.18	0.17	146	2.24	0.67	0.07	230.61	197.63	943.84	284.22	28.10
	Inferred	13.55	0.33	120	1.84	0.58	0.08	142.40	52.26	248.70	78.38	10.60

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Notes:

•	CIM Definition Standards (2014) were used for reporting.
•	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
•	Metal prices: gold US$3,200/troy ounce (oz), silver US$35.00/troy oz, lead US$1.03 per pound (lb), zinc US$1.36/lb, copper US$4.74/lb.
•	Exchange rate: RMB 7.00: US$1.00.
•	Mineral Resources exclude the first 5 m below surface.
•	Veins diluted to minimum extraction width of 0.4 m after estimation except for HZG which was modelled to a minimum width of 0.4 m.
•	COGs: SGX 75 g/t AgEq; HZG 75 g/t AgEq; HPG 0.95 g/t AuEq; TLP 65 g/t AgEq; LME 70 g/t AgEq; LMW silver rich veins 65 g/t AgEq; LMW gold rich veins 0.85 g/t AuEq; DCG 80 g/t AgEq, KP 90 g/t AgEq.
•	AgEq equivalent formulas by mine for silver rich veins:

—	SGX = Ag g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.
—	HZG = Ag g/t + 19.557 * Pb% + 39.5464 * Cu%.
—	TLP = Ag g/t + 20.4155 * Pb% + 37.2718 * Cu%.
—	LME = Ag g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.
—	LMW = Ag g/t + 20.6682 * Pb% + 38.6489 * Cu%.
—	DCG = Ag g/t + 19.1772 * Pb% + 33.4296 * Cu%.

•	AuEq equivalent formulas by mine:

—	HPG (all veins) = Au g/t+0.0119*Ag g/t+0.2544*Pb%+0.1888*Zn%+0.4926*Cu%.
—	LMW (gold rich veins: LM21, LM22, LM26, LM27, LM28, LM28a, LM50, LM50_3, LM51, LM52, LM53, LM54, LM54_1, LM54_2, LM55, LM58, LM58_1, LM59, LM59_2) = Au g/t + 0.0133 * Ag g/t + 0.2748 * Pb% + 0.5139 * Cu%.

•	AgEq formulas used for significant gold bearing veins:

—	SGX (Veins S16W, S18E, S21, S74) = Ag g/t + 52.7753 * Au g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.
—	TLP (T50, T51, T52, T53) = Ag g/t + 54.8113 * Au g/t + 20.4155 * Pb% + 37.2718 * Cu%.
—	LME (Vein LM4E2) = Ag g/t + 46.0927 * Au g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.
—	DCG (C76, C9_1, C9_2, C9_3, C9_4, C9_5, C9_6, C9E1, C9E3, C9W1) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 33.4296 * Cu%.
—	KP (all veins) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 17.9076 * Zn% + 33.4296 * Cu%.

•	Processing recovery factors:

—	SGX – 61.3% Au, 95.6% Ag, 96.4% Pb, 70.1% Zn, 90.8% Cu.
—	HZG – 62.2% Au, 95.6% Ag, 88.4% Pb, 96.2% Cu.
—	HPG – 91.0% Au, 88.8% Ag, 90.1% Pb, 66.0% Zn, 93.8% Cu.
—	TLP – 61.8% Au ,92.8% Ag, 89.6% Pb, 88.0% Cu.
—	LME – 53.3% Au, 95.2% Ag, 87.2% Pb, 37.1% Zn, 87.2% Cu.
—	LMW – 87.2% Au, 95.4% Ag, 93.3% Pb, 93.8% Cu.
—	DCG – 75.9% Au, 81.4% Ag, 73.8% Pb, 69.2% Cu.
—	KP - 75.9% Au, 81.4%, Ag, 73.8%, Pb, 68.0 % Zn, 69.2% Cu

•	Payables: Au – 85%; Ag – 94.5%; Pb – 99.0%; Zn – 76.0%, Cu – 40%.
•	Includes assay results up to and including 31 October 2025.
•	Depleted for mine production to 31 December 2025. Non-recoverable Mineral Resources (sterile areas due to the proximity to stopes, unstable ground or where access to the vein is limited) defined as of 31 December 2025.
•	Where gold grades show zero g/t, this reflects limited numbers of gold veins informing the Mineral Resource.
•	Where copper grades show zero grade, this reflects the low tenor of the copper in the deposits.
•	Numbers may not compute exactly due to rounding.

Due to the number of deposits, veins, metals, and the associated 591 block models within the Ying Property, only a representative summary of the models is discussed within this report. Most tables and figures present data from the SGX and TLP deposits, which collectively contribute 61% of the total Measured and Indicated AgEq metal and 58% of the total Measured and Indicated tonnes for the combined Ying Property, respectively.

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14.2	Data

The Ying database used for Mineral Resource estimation includes sample data where assay results were available up to and including the 31 October 2025. The database comprises surface and underground diamond drillholes, underground samples collected from channels cut into tunnels, raises, and crosscuts and a relatively minor number of channel samples collected from trenches at surface. Data relevant to each mine site is stored in separate Microsoft Access databases which are managed by designated database administrators at each site. Sample data was provided as a series of Microsoft Excel worksheets which comprised collar coordinates, downhole surveys, and sample and assay intervals for each mine. This data was imported, by mine, into Datamine Studio RM and checked for errors by the relevant QPs. These error checks for all data included gaps, overlaps, duplicate samples, duplicate hole names as well as visual review of the correctness of the drillhole surveys. Visual checking of channel sampling was limited to alignment with existing interpretations and general vein trends.

In addition to sample databases, Silvercorp provided 591 separate wireframes of the mineralization / vein envelopes in Datamine format. Mineralization wireframes were checked and verified by relevant QPs and modified as required.

Details of the number of vein wireframes and a summary of the data within the mine databases is presented in Table 14.2. Mine totals are derived from the individual mine datasets and may include duplicate records between adjacent mines.

Table 14.2     Summary of data used

Mine	No. of veins	No. of underground channel samples	Metres of underground channel samples	No. of drillholes	Metres of drill core samples	No. of surface channel samples	Metres of surface channel samples
SGX	101	101,905	55,359	3,799	121,858.0	2,043	1,901
HZG	30	29,460	14,422.6	989	41,064.1	0	0.0
HPG	69	33,517	23,957.3	1,700	83,047.9	677	674.1
TLP	162	103,083	62,714.0	3,021	121,928.8	10	246.2
LME	69	24,667	15,468	1,475	64,126.9	0	0.0
LMW	135	59,778	35,319	2,912	126,749.0	0	0.0
DCG	19	5,678	3,974.4	471	31,113.4	47	56,78
KP	6	210	133.8	87	3,108.7	116	42.6
Total	591	358,298	211,348	14,454	592,996.8	2,893	2,863.9

Notes: Compiled by AMC, 2026, using individual mine databases. Database includes all assays available up to and including 31 October 2025.

Non-sampled data is excluded.

14.3	Geological interpretation

The interpretation and construction of mineralization wireframes was completed by Silvercorp personnel using Micromine software by either digitizing strings in cross-section and then linking strings to create three-dimensional (3D) wireframes, or by creating separate 3D surfaces for hangingwall (HW) and footwall (FW) vein contacts and then creating solid 3D wireframes from those surfaces. Mineralization interpretations were constructed primarily from vein contacts recorded in drill core and underground mapping and then modified based on silver, lead, zinc, and where relevant, gold and copper grades.

Most of the oxide material has been depleted by artisanal miners and the remaining material exploited in the mines is sulphide. Therefore, oxidation has not been coded into the data or the block models.

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Mineralized veins at the SGX, HZG, TLP, LME mines, and Ag-Pb-Zn veins at LMW mines were modelled using a nominal threshold of 65 g/t AgEq. Mineralized veins at the DCG and KP mines were modelled using a nominal threshold of 80 g/t AgEq. Mineralized veins at the HPG mine and the veins with significant Au at the LMW mines were modelled using 0.85 g/t AuEq. Modelling cut-off grades were driven by mine specific controls.

Mineralization interpretations were reviewed by the relevant QPs. Wireframes were modified by the QPs as required. These changes included corrections for out of plane vein intersections (from parallel veins), anomalous direction changes, and inconsistent triangulations.

The QPs note that there is scope for refinement of Silvercorp’s interpretation approach which will resolve many of the artefacts created during the wireframe triangulations of clustered and variably distributed HW and FW contact points.

Figure 14.1 to Figure 14.8 present a 3D perspective view of vein / mineralization wireframes for each mine.

Figure 14.1    3D view of the SGX mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2026.

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Figure 14.2    3D view of the HZG mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2026.

Figure 14.3    3D view of the HPG mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2026.

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Figure 14.4    3D view of the TLP mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2026.

Figure 14.5    3D view of the LME mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2026.

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Figure 14.6    3D view of the LMW mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2026.

Figure 14.7    3D view of the DCG mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Source: AMC, 2026.

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Figure 14.8    3D view of the KP mineralization wireframes

Notes: 3D view, drillhole and channel sample traces shown in black. Individual veins are given unique colours to aid visualization.

Veins without drilling have been identified by surface trenching and have not been classified.

Source: AMC, 2026.

14.4	Input data for estimation

Silvercorp selectively sampled drillholes during the logging process based on the visual identification of veining and sulphide content as a proxy for mineralization. This has resulted in intervals intersected by the modelled veins that are not sampled. To ensure that high grades would not be smeared into unsampled areas during the modelling process, all unsampled intersections within the modelled veins were assigned grades of zero (for all elements). As unsampled intervals are commonly much larger than vein widths, unsampled portions were split into nominal 0.4 m intervals. The use of this small interval ensured that the assigned zero grades were correctly coded by intersecting wireframes in the subsequent sample flagging process.

Before relatively recent discoveries of gold-bearing veins at SGX, LME, LMW, TLP, and DCG, drillholes and channel samples were not systematically sampled for gold other than at the HPG and KP deposits. The lack of systematic sampling results in significant differences in input data spacing between Au and Ag, Pb, Zn, Cu assays. In the relatively few veins where gold has been estimated, drillhole and channel sample intervals that do not include Au assays have been set to a zero-gold grade. This approach is conservative but has been taken to prevent high-grade gold assays from being smeared into areas without gold assays.

14.4.1	Sample flagging

Desurveyed sample data were coded using the mineralization wireframes. During this process, any sample interval that had a centroid inside a wireframe, was assigned a “vein” code relevant to that wireframe. Due to the complexity of the vein systems at Ying, and lack of clear timing relationships between veins of different orientations, sample coding was completed on a per-vein basis to allow samples occurring within two or more wireframes to be coded to each wireframe.

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14.4.2	Sample compositing

Flagged sample data was composited using a residual retention process to standardize the sample lengths. A composite interval of 0.4 m was selected for all mines based on the predominant sample length. Figure 14.9 presents a histogram for the SGX deposit showing the distribution of sample lengths within all mineralization wireframes.

Sample compositing was completed using either Datamine or Vulcan software, by vein, using a primary composite length of 0.4 m, and a minimum composite length of 0.1 m. In Datamine, the sample length was adjusted to ensure all samples were included, resulting in sample lengths approximating 0.4 m. In Vulcan, residual samples (less than 0.2 m, left over after compositing) were combined with the previous composite if the composite occurred within the same vein.

In Vulcan, residual samples less than 0.2 m after compositing that could not be combined with the previous interval generally reflect historical highly selective underground sampling. To mitigate potential sample selection bias, the grades in these samples were diluted by expanding samples to a 0.4 m length. Diluted samples typically comprise less than 1% of samples.

Figure 14.9    SGX mineralized sample length histogram

Histogram raw sample length
SGX Deposit
Frequency
0
5
10
15
20
25
0.05 0.15 0.25 0.35 0.45 0.55 0.65 0.75 0.85 0.95 1.05 1.15 1.25 1.35 1.45 1.55 1.65 1.75 1.85 1.95 2.05 2.15 2.25 2.35 2.45 2.55 2.65 2.75 2.85 2.95 3.05 3.15 3.25 3.35 3.45 3.55 3.65 3.75 3.85 3.95
Sample Length (metres)

Note: All data within veins.

Source: AMC, 2026.

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14.4.3	Grade capping

Grade capping is the process of reducing the grade of an outlier sample to prevent those samples from smearing higher grades into areas of lower grade during the estimation process.

All capping thresholds were selected by the relevant QPs using flagged, composited sample data. A combination of histograms, probability, and metal-at-risk plots were used to identify breaks within the sample population, and potential high-grade outliers for each vein. Outliers were then reviewed in a 3D context to determine whether samples reflected clustered high-grade zones which could be sub-domained, or random high-grade occurrences. Grade caps were typically defined at the upper break of the dominant sample population defined by the histogram or log probability plot. Figure 14.10 presents an example histogram and log probability plot for silver for Vein S8 at the SGX deposit. Table 14.3 presents a summary of grade caps applied to the various Ying deposits. Capping was an iterative process with adjustments made to the selected values based on the validation performance of the resulting Mineral Resource models. The approach has been implemented to manage smearing in the estimates.

The statistics for samples, composite and capped composites for Ag, Pb, and Zn for a subset of veins from each deposit are presented in Table 14.4. Veins were selected based on their contribution to the overall Measured and Indicated Mineral Resource tonnes.

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Figure 14.10   SGX deposit: Vein S8 - Silver histogram and log probability plot - grade capping

Metal-At-Risk Calculator V8.0

Cut-off	Count	Num%	Metal%
6150	9	0.11%	5%

VEIN:'SGX_S8'; Grade Field: 'AG'

Metal Prop% vs. Cut-off
Metal%
CutOff (>=)

Metal Prop% vs. Count
Metal%
Count

Ave. Grade Above & Below vs. Cut-off
Ave Grd Below
Ave Grd abv
Cut-off @ 6150
CutOff (>=)

Delta Per sample

Truncated Cumulative Probability Plot (n=813)
Probability
Grade

Full Cumulative Probability Plot
Probability
Grade

COV (Std Dev/Mean) Below Cut-off
COV<cut
CutOff (>=)

Basic Statistics

Count	8131	
Min	0	
Max	8400	
Average	142.39	
Median	20	
Variance	193999.57	
Std Dev	440.45	
COV	3.09	
=0	15	0%
>0	8116	100%
blanks	0	0%

Capped Statistics

Count	8122
Min	0
max	6124
Average	134.95
Variance	143524.6
Std Dev	378.8
COV	2.81

Notes: Grade capping of SGX deposit, Vein S8, composite samples. Grade cap defined at break in sample population as shown by red line.

Source: AMC, 2026.

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Table 14.3   Grade capping summary

Mine	Element	Number of veins	Number of veins top cut	Lowest top cut	Highest top cut
SGX	Au (g/t)	4*	3	8.7	29
	Ag (g/t)	101	78	28	6,500
	Pb (%)	101	82	1.1	65
	Zn (%)	101	71	1.6	38
	Cu (%)	101	23	0.3	1.9
HZG	Ag (g/t)	30	30	300	8,000
	Pb (%)	30	30	0.5	40
	Cu (%)	30	28	0.2	10
HPG	Au (g/t)	69	63	0.25	45
	Ag (g/t)	69	63	8	1,100
	Pb (%)	69	63	0.5	55
	Zn (%)	69	56	0.6	30
	Cu (%)	69	23	0.05	3.88
TLP	Au (g/t)	4*	4	0.125	161
	Ag (g/t)	163	139	41	9,901
	Pb (%)	163	138	1.5	50.1
	Cu (%)	163	136	0.0.01	8.3
LME	Au (g/t)	1	1	8	8
	Ag (g/t)	69	69	21	6,000
	Pb (%)	69	69	0.04	24
	Zn (%)	69	67	0.02	4.5
	Cu (%)	69	50	0.052	2.2
LMW (Ag-rich veins)	Ag (g/t)	116	116	150	7,000
	Pb (%)	116	115	1	32
	Zn (%)	116	112	0.1	6
	Cu (%)	116	109	0.006	4.5
LMW (Au-rich veins)	Au (g/t)	19	17	0.5	140
	Ag (g/t)	19	19	2	5,000
	Pb (%)	19	19	0.4	12
	Cu (%)	19	17	0.1	11
DCG	Au (g/t)	10	9	1.5	50.5
	Ag (g/t)	19	15	68	1,050
	Pb (%)	19	13	0.9	20
	Cu (%)	19	3	0.29	1.32
KP	Au (g/t)	6	3	0.65	3.8
	Ag (g/t)	6	3	200	1,300
	Pb (%)	6	3	0.7	6
	Zn (%)	6	3	0.7	10
	Cu (%)	0	-	-	-

Note: *Only a few veins were estimated for Au.

Source: AMC, 2026.

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Table 14.4   Comparison between samples, composites, and capped composites

Mine	Vein	Statistic	Ag (g/t)			Au (g/t)			Pb (%)			Zn (%)			Cu (%)
			Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped
SGX	S8	No. samples	5,098	8,131	8,131	-	-	-	5,098	8,131	8,131	5,098	8,131	8,131	5,113	8,131	8,131
		Minimum	0.01	0	0	-	-	-	0	0	0	0	0	0	0	0	0
		Maximum	8,400	8,400	6,150	-	-	-	78.14	78.14	52	37.85	34.94	24	6.13	5.45	1.8
		Mean	158.08	142.39	141.60	-	-	-	3.81	3.41	3.39	1.48	1.28	1.27	0.03	0.03	0.03
		Coeff. Var	2.90	3.09	3.02	-	-	-	2.15	2.11	2.08	2.28	2.25	2.21	6.37	6.21	4.97
	S19	No. samples	4,010	6,658	6,658	-	-	-	4,010	6,658	6,658	4,010	6,658	6,658	4,010	6,658	6,658
		Minimum	0.01	0.01	0.01	-	-	-	0	0	0	0	0	0	0	0	0
		Maximum	8944	8,944	2,400	-	-	-	81.16	81.16	50	34.03	34.03	19	1.92	1.92	0.7
		Mean	203.68	188.28	179.40	-	-	-	4.10	3.84	3.80	1.75	1.61	1.60	0.01	0.01	0.01
		Coeff. Var	2.32	2.35	2.01	-	-	-	1.94	1.93	1.88	1.81	1.83	1.80	5.71	5.25	3.69
	S7	No. samples	2,970	5,341	5,341	-	-	-	2,970	5,341	5,341	2,970	5,341	5,341	2,970	5,341	5,341
		Minimum	0.01	0.01	0.01	-	-	-	0	0	0	0	0	0	0	0	0
		Maximum	4,596	4,596	4,596	-	-	-	73.94	73.94	73.94	34.77	34.77	34.77	1.2	1.2	1.2
		Mean	219.14	179.66	179.66	-	-	-	4.67	3.79	3.79	1.81	1.46	1.46	0.01	0.01	0.01
		Coeff. Var	1.88	1.94	1.94	-	-	-	1.96	1.93	1.93	1.90	1.85	1.85	6.97	6.22	6.22
	S2	No. samples	2,540	4,033	4,033	-	-	-	2,540	4,033	4,033	2,540	4,033	4,033	2,540	4,033	4,033
		Minimum	0.01	0.01	0.01	-	-	-	0	0	0	0	0	0	0	0	0
		Maximum	10,878	10,878	4,800	-	-	-	79.37	79.11	65	44.99	34.45	26	2.24	2.24	2.24
		Mean	355.57	328.34	321.89	-	-	-	6.65	6.06	6.06	2.33	2.02	2.02	0.03	0.03	0.03
		Coeff. Var	2.02	1.99	1.81	-	-	-	1.66	1.63	1.62	1.75	1.68	1.66	4.03	4.02	4.02
	S16W	No. samples	5,175	9,186	9,186	5,175	9,186	9,186	5,175	9,186	9,186	5,171	9,186	9,186	5,175	9,186	4,033
		Minimum	0.01	0.01	0.01	0	0	0	0	0	0.01	0	0	0	0	0	0
		Maximum	11,017	9,278	2,500	70.8	70.8	29	83.9	83.9	48	48.45	46.48	28	1.16	1.15	2.24
		Mean	241.61	188.56	182.61	0.14	0.19	0.18	5.33	4.00	3.86	2.72	2.14	2.11	0.01	0.01	0.03
		Coeff. Var	2.28	2.36	2.14	10.52	9.08	7.93	2.24	2.38	2.26	1.92	1.97	1.89	5.65	4.99	4.02
	S6	No. samples	2,660	3,163	3,163	-	-	-	2,660	3,163	3,163	2,660	3,163	3,163	2,660	3,163	3,163
		Minimum	0.5	0.5	0.5	-	-	-	0	0	0	0	0	0	0	0	0
		Maximum	9,731	9,731	5,000	-	-	-	75.5	71.8	71.8	44.87	43.93	21	1.62	1.62	1.62
		Mean	354.80	318.39	316.39	-	-	-	6.11	5.54	5.54	2.98	2.61	2.56	0.02	0.02	0.02
		Coeff. Var	1.96	1.85	1.79	-	-	-	1.86	1.74	1.74	1.73	1.59	1.51	4.18	3.79	3.79
	S7_1	No. samples	3,962	6,025	6,025	-	-	-	3,962	6,025	6,025	3,962	6,025	6,025	3,962	6,025	6,025
		Minimum	0.99	0.99	0.99	-	-	-	0	0	0	0	0	0	0	0	0
		Maximum	6,894	6,894	2,520	-	-	-	81.73	81.73	44	56.54	56.54	38	1.563	1.563	1
		Mean	203.51	189.44	185.53	-	-	-	4.00	3.82	3.70	3.69	3.43	3.41	0.01	0.01	0.01
		Coeff. Var	2.22	2.16	2.03	-	-	-	2.32	2.28	2.16	1.78	1.75	1.72	5.05	4.40	4.23

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Mine	Vein	Statistic	Ag (g/t)			Au (g/t)			Pb (%)			Zn (%)			Cu (%)
			Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped
HZG	HZ26	No. samples	2,790	5,499	5,499	-	-	-	2,790	5,487	5,487	-	-	-	2,790	5,063	5,063
		Minimum	0	0	0	-	-	-	0	0	0	-	-	-	0	0	0
		Maximum	7,268	7,268	7,000	-	-	-	18.19	18.19	15.0	-	-	-	15.66	15.66	6.0
		Mean	61.2	218.2	216.6	-	-	-	0.78	0.72	0.71	-	-	-	0.21	0.21	0.21
		Coeff. Var	2.29	2.36	2.35	-	-	-	1.90	1.98	1.96	-	-	-	2.55	2.36	2.14
HPG	H15	No. samples	2,206	3,603	3,306	2,206	3,603	3,306	2,206	3,603	3,306	2,206	3,603	3,603	2,206	3,603	3,603
		Minimum	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
		Maximum	3,515	3,330	500	80.7	80.7	5	73.18	73.18	26	29.85	29.85	12	1.94	1.94	1
		Mean	54.63	54.63	48.34	0.57	0.57	0.45	2.57	2.57	2.5	0.59	0.59	0.54	0.05	0.05	0.05
		Coeff. Var	2.64	2.60	1.73	4.87	4.57	1.98	2.06	2.02	1.87	3.65	2.02	2.99	3.15	3.09	2.88
TLP	T1	No. samples	1,575	2,912	2,912	1,289	2,412	-	1,567	2,898	2,898	-	-	-	696	1,324	1,324
		Minimum	0	0	0	0	0	-	0	0	0	-	-	-	0	0	0
		Maximum	6,322	6,322	1,180	5.28	5.28	-	37.29	37.29	15.00	-	-	-	2.21	2.21	0.40
		Mean	79	79	68	0.04	0.04	-	1.16	1.16	1.13	-	-	-	0.02	0.02	0.02
		Coeff. Var	3.85	3.73	2.38	4.82	4.80	-	2.20	2.13	1.95	-	-	-	4.42	4.25	2.92
	T2	No. samples	4,101	8,248	8,248	3,730	7,507	-	4,098	8,241	8,241	-	-	-	1,965	4,080	4,080
		Minimum	0	0	0	0	0	-	0	0	0	-	-	-	0	0	0
		Maximum	6,093	6,093	2,500	31.20	31.20	-	69.67	56.09	31.00	-	-	-	6.19	6.19	4.00
		Mean	71	71	69	0.10	0.10	-	2.25	2.25	2.22	-	-	-	0.12	0.12	0.11
		Coeff. Var	2.95	2.80	2.45	6.54	6.36	-	1.82	1.75	1.67	-	-	-	3.28	3.18	3.04
	T3	No. samples	3,422	7,289	7,289	2,856	6,083	-	3,413	7,269	7,269	-	-	-	1,723	3,749	3,749
		Minimum	0	0	0	0	0	-	0	0	0	-	-	-	0	0	0
		Maximum	2,205	2,205	1,550	8.18	8.18	-	68.00	68.00	24.00	-	-	-	8.19	8.19	3.00
		Mean	54	54	54	0.06	0.06	-	1.74	1.74	1.72	-	-	-	0.10	0.10	0.10
		Coeff. Var	2.52	2.45	2.39	4.26	4.15	-	1.94	1.86	1.70	-	-	-	3.76	3.70	3.15

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Mine	Vein	Statistic	Ag (g/t)			Au (g/t)			Pb (%)			Zn (%)			Cu (%)
			Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped
LME	LM5	No. samples	2,858	5,236	5,236	-	-	-	2,858	5,236	5,236	2,858	5,236	5,236	2,858	5,236	5,236
		Minimum	0	0	0	-	-	-	0	0	0	0	0	0	0	0	0
		Maximum	14,613	14,613	4,675	-	-	-	37.2	33.8	13.5	7.53	7.53	4.5	8.13	8.13	2.2
		Mean	233.9	220.5	217.4	-	-	-	1.05	1.05	1.04	0.28	0.28	0.28	0.03	0.03	0.02
		Coeff. Var	2.7	2.7	2.33	-	-	-	1.84	1.76	1.66	1.78	1.78	1.73	8.3	8.1	5.5
LMW (Ag-rich veins)	LM7	No. samples	2,825	8,706	8,706	-	-	-	2,825	8,706	8,706	2,825	8,706	8,706	2,825	8,706	8,706
		Minimum	0.00	0.00	0.00	-	-	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		Maximum	2,005	2,005	1,500	-	-	-	37.74	37.74	16.00	7.60	7.60	2.80	8.39	8.39	4.50
		Mean	95	93	92	-	-	-	1.09	1.06	1.03	0.10	0.10	0.10	0.30	0.30	0.29
		Coeff. Var	2.05	2.08	2.03	-	-	-	1.99	2.02	1.70	2.49	2.52	1.83	2.01	2.04	1.93
	LM17	No. samples	2,153	3,830	3,830	-	-	-	3,830	2,153	3,830	3,830	2,153	3,830	3,830	2,153	3,830
		Minimum	0.00	0.00	0.00	-	-	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		Maximum	13,363.00	13,363.00	6,000.00	-	-	-	2.75	50.13	50.13	30.00	13.54	13.54	5.50	3.16	3.16
		Mean	178.85	178.85	174.70	-	-	-	0.09	1.51	1.51	1.50	0.19	0.19	0.19	0.09	0.09
		Coeff. Var	3.30	3.21	6.10	-	-	-	3.18	2.33		2.91	3.16	2.13	2.08	6.02	2.19
LMW (Au-rich veins)	LM50	No. samples	2,779	5,352	5,352	2,779	5,352	5,352	5,352	2,779	5,352	5,352	2,779	5,352	5,352	2,779	5,352
		Minimum	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		Maximum	6,896.00	6,896.00	3,200.00	80.30	80.30	60.00	2.50	17.32	17.32	12.00	7.82	7.82	3.50	6.54	6.54
		Mean	45.81	45.81	43.67	2.31	2.31	2.28	0.03	0.50	0.50	0.50	0.10	0.10	0.10	0.03	0.03
		Coeff. Var	5.31	5.21	2.88	2.34	5.18	2.75	5.15	2.73	2.77	4.33	4.08	2.32	2.22	2.84	2.30
	LM21	No. samples	973	1,619	1,619	973	1,619	1,619	1,619	973	1,619	1,619	973	1,619	1,619	973	1,619
		Minimum	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		Maximum	1,568.00	1,568.00	400.00	320.82	320.82	140.00	8.25	14.36	14.36	6.50	4.51	4.51	1.20	14.36	14.36
		Mean	20.71	20.71	18.46	1.62	1.62	1.29	0.19	0.19	0.19	0.19	0.05	0.05	0.04	0.20	0.20
		Coeff. Var	4.00	4.44	9.19	3.96	3.86	5.37	4.44	5.13	6.77	3.12	4.09	2.97	3.49	9.16	3.85

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Mine	Vein	Statistic	Ag (g/t)			Au (g/t)			Pb (%)			Zn (%)			Cu (%)
			Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped	Samp	Comp	Capped
DCG	C76	No. samples	236	699	699	236	699	699	236	699	699	-	-	-	236	699	699
		Minimum	0	0	0	0	0	0	0	0	0	-	-	-	0	0	0
		Maximum	940	940	230	24.2	24.2	8.5	12.77	12.77	12.77	-	-	-	0.26	0.26	0.26
		Mean	30.32	28.28	20.61	1.28	1.20	0.98	0.63	0.59	0.59	-	-	-	0.02	0.02	0.02
		Coeff. Var	3.24	3.56	1.84	2.51	2.55	1.93	2.61	2.69	2.69	-	-	-	2.02	2.08	2.08
KP	K4	No. samples	142	211	211	148	218	218	146	213	213	146	215	215	6	12	12
		Minimum	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
		Maximum	15,998	15,998	1300	10	10	3.8	10.01	10.01	6	17.74	16.69	10	0.01	0.01	0.01
		Mean	249.3	249.3	177.8	0.5	0.5	0.4	1.1	1.1	1.0	2.0	2.0	1.8	0.0	0.0	0.0
		Coeff. Var	4.3	4.2	1.9	2.6	2.5	2.1	1.9	1.8	1.6	1.9	1.8	1.6	4.6	4.6	4.6

Notes: All statistics are length weighted. Samp = raw samples, Comp = composited samples. Capped = capped composites. Coeff. Var = coefficient of variation. Zero values represent both below detection and unsampled intervals.

Source: AMC, 2026.

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14.5	Block model

14.5.1	Block model parameters

The QPs created separate block models for each vein. Datamine software was used for all mines, except HZG which was done in Vulcan. Block models were rotated so that the X-block dimension was aligned down the dip of the vein, the Y-block dimension was aligned along the strike of the vein, and the Z-block dimension was aligned across the vein thickness. The model rotation convention is outlined in Table 14.5.

Table 14.5   Block model rotations

Rotation	Axis of rotation	Description
First rotation	Z-axis	Rotation around Z-axis to align Y-axis with the strike of the vein.
Second rotation	Y-axis	Rotation around the Y-axis to align X-axis down-dip of vein, and Z-axis across vein thickness.

Source: AMC, 2026.

All models used a parent block size of 10 m X by 10 m Y by 0.8 m Z. Parent block dimensions were chosen as a compromise based on nominal 5 m spaced channel sampling on 40 m spaced levels, with 40 - 50 m spaced drillholes in less well-informed areas of major veins.

In Datamine, parent blocks were subcelled to 1 m X by 1 m Y by 0.1 m Z to provide resolution of vein contacts. Some models were subcelled to 0.25 m X by 0.25 m Y by 0.1 m Z to manage some margins in remodelled veins, especially in thinner portions of the veins.

In Vulcan, parent blocks were subcelled to 2 m X by 2 m Y by 0.1 m Z to provide resolution of vein contacts. As the Vulcan wireframes were modelled using a minimum sample width of 0.4, the lower resolution was considered acceptable – less requirements for finer and narrower block fitting.

14.5.2	Density

A fixed density was assigned to blocks for all deposits other than SGX and HPG, for which the density values were estimated by regression from the block estimates of lead and zinc grades. Density is discussed in Section 10.1.5 (Ying Project) and Section 10.2.5 (KP Project).

14.6	Grade estimation

Silver, lead, zinc, copper, and in selected veins, gold, were estimated into the parent blocks using ID2 interpolation. The ID2 interpolation method was selected due to the significant number of veins at the Ying Property. Previous comparisons of ID2 and ordinary kriging, and successive resource estimations completed since 2020 on the Ying Project, have demonstrated that the ID2 interpolation produces estimates of tonnage and grade that are globally unbiased. To preserve the relationships between the metals of interest, a static common search with a uniform estimation neighbourhood was applied during the estimation process, except for HZG. A multiple-pass, omnidirectional search was used for the HZG estimate. The capped composites were restricted using hard domain boundaries so that only the flagged, capped composites within the vein could influence the estimate of the specific vein model.

Except for HZG, the data was cell-declustered within the plane of mineralization, using a nominal grid spacing of 100 m x100 m which aligns with the general peripheral data spacing. The declustered and length-weighted capped and composited data was used to estimate into the models using a single pass. Search pass parameters are summarized in Table 14.6.

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Table 14.6   Ying deposits – estimation search parameters

Deposit	Pass	Search distance X (m)	Search distance Y (m)	Search distance Z (m)	Minimum number of samples	Maximum number of samples	Maximum number of samples per drillhole or channel
HZG	1	25	25	25	4	12	2
HZG	2	50	50	50	4	12	2
HZG	3	200	200	200	3	12	2
All Others	1	500	500	500	4	12	2

Source: AMC, 2026.

14.6.1	Mining depletion

Silvercorp depletes block models based on topography, mining activity (stopes and tunnels), and material considered to be non-recoverable due to access restrictions, or proximity to stopes or unstable ground.

All blocks within 5 vertical metres of the natural topography surface are coded using a ‘TOPO’ flag within the block model and excluded from Mineral Resource calculations per Silvercorp’s internal business process.

Mining and tunnelling depletion is defined on a vein-by-vein basis by manually constructing ‘cookie cutter’ wireframes in the longitudinal plane for each vein based on the intersection of the vein with as-built surveys of stopes and tunnels. These wireframes are used by Silvercorp in preference to directly using as-built survey wireframe solids to ensure that very narrow (<2 m wide) tunnels and stopes are coded correctly into the small subcells.

Areas considered to be non-recoverable or sterile (locally termed ‘write-off’) are defined by Silvercorp personnel on a biannual basis. Write-off ‘cookie cutter’ wireframes are constructed for each vein in the longitudinal plane.

Stope, tunnel and write-off depletion wireframes are used to code each vein within the model with a ‘MINED’ flag. Coding is completed so that tunnels overprint stopes, and stopes overprint ‘write-off’. Figure 14.11 presents a longitudinal section of SGX Vein S8 with depletion coding.

Mineral Resources exclude all blocks coded as tunnels, stopes or write-off. Tunnels and stopes are depleted from the block model based on mining completed to the end of 31 December 2025. Non-recoverable Mineral Resources (write-off) have been depleted based on a review of mining activities to the end of 31 December 2025.

The QPs note that the use of the “cookie cutter” wireframes is not a precise estimation of the amount of depletion in longitudinal drives and stopes and does not consistently deplete the model for small cross-cut drives and raises. The QPs do not consider this to have a material impact on the Mineral Resources.

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Figure 14.11   Mining depletion longitudinal projection SGX mine: Vein S8

Notes: Longitudinal section looking towards 120°. Figure shows mined out to 31 December 2025, write-off to 31 December 2025.

Source: AMC, 2026.

14.7	Mineral Resource classification

The Mineral Resource classification considered the narrow vein style of mineralization, the visually observed grade continuity, the sample spacing in longitudinal projection and the performance of the estimation historical Mineral Resource block models as predictors of reconciled mine production. The criteria are detailed below:

•	Measured Resources:

—	Measured Resources are defined by the presence of veins defined by exploration tunnelling. The boundary of Measured Resources is determined by extrapolating 20 - 25 m up and down-dip from the exploration tunnels where channel samples are less than 15 m apart.
—	Measured Resources are not extrapolated along strike from the ends of an exploration tunnel.

•	Indicated Resources:

—	Indicated Resources are defined by either exploration drilling or exploration tunnelling.
—	A basic drilling grid of 50 m (along strike) by 100 m (up and down-dip) is used to delineate Indicated Resources. A minimum of three holes is required to define an Indicated Resource block. Boundaries of drillhole-defined Indicated Resource blocks are determined by extrapolating 25 m along strike and 50 m up and down-dip from the drillhole closest to the boundary.

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—	Boundaries of tunnel-defined Indicated Resources are determined by extrapolating 40 – 50 m up and down-dip from the exploration tunnel. Indicated Resources are not extrapolated along strike from the ends of exploration tunnels.

•	Inferred Resources:

—	Inferred Resources are either defined by a low-density of drillholes or extrapolated from drillhole-defined Indicated Resource blocks.
—	Boundaries of Inferred Resources are determined by extrapolating 50 m along strike and 100 m up and down-dip from the hole closest to the Indicated boundary. Inferred Resources are not extrapolated from exploration tunnels.

First pass Mineral Resource classification was completed with an automated script that was then reviewed by the QPs. Modifications to the classification were then made by the QPs to address local uncertainty with the geological model, erratic grade continuity, or poor-quality estimates.

An example of the Mineral Resource classification for the SGX mine Vein S8 is presented in Figure 14.12.

Figure 14.12   Mineral Resource classification longitudinal projection SGX mine: Vein S8

Note: Longitudinal section looking towards 120°.

Source: AMC, 2026.

14.8	Block model validation

The QPs validated the block models using a combination of methods including statistical comparisons between the model and input data, swath plots (using declustered data), and comparisons to previous estimates.

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Figure 14.13 and Figure 14.14 show examples of the drillhole and channel composite AgEq grades compared to the block model estimated grades for a part of Vein S8 at the SGX mine and part of Vein T3 of the TLP mine – the largest veins from the largest deposits. The figures show good agreement between the drillhole composite grades and the estimated block model grades.

Figure 14.13   Silver equivalent grade longitudinal projection SGX mine: Vein S8

Notes: Longitudinal section looking towards 120°. A portion of the block model is shown.

Source: AMC, 2026.

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Figure 14.14   Silver equivalent grade longitudinal projection TLP mine: Vein T3

Note: Longitudinal section looking towards 125°.

Source: AMC, 2026.

Figure 14.15 to Figure 14.20 present swath plots for the SGX Vein S8. Swath plots generally indicate a good agreement between model grade and declustered composite grades. Slight differences were noted between the model and composites, reflecting grade smoothing, edge effects from the estimation, or challenges finding a robust declustering solution.

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Figure 14.15   S8 silver swath plot along strike

Notes: S8 model rotated 304 degrees clockwise around Z-axis, and 78 degrees clockwise around X-axis. Swath plots in real world coordinates (not rotated). Composites are declustered. BH = all drilling and channel sampling.

Source: AMC, 2026.

Figure 14.16   S8 silver swath plot down-dip

Notes: S8 model rotated 304 degrees clockwise around Z-axis, and 78 degrees clockwise around X-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.BH = all drilling and channel sampling.

Source: AMC, 2026.

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Figure 14.17   S8 lead swath plot along strike

Notes: S8 model rotated 304 degrees clockwise around Z-axis, and 78 degrees clockwise around X-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2026.

Figure 14.18   S8 lead swath plot down-dip

Notes: S8 model rotated 304 degrees clockwise around Z-axis, and 78 degrees clockwise around X-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2026.

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Figure 14.19   S8 zinc swath plot along strike

Notes: S8 model rotated 304 degrees clockwise around Z-axis, and 78 degrees clockwise around X-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2026.

Figure 14.20   S8 zinc swath plot down-dip

Notes: S8 model rotated 304 degrees clockwise around Z-axis, and 78 degrees clockwise around X-axis. Swath plots in real world coordinates (not rotated). Composites are declustered.

Source: AMC, 2026.

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14.9	Minimum mining width

To ensure that the estimates have reasonable prospects of eventual economic extraction, all block representations of the veins were tested to ensure they had a minimum horizontal thickness of 0.4 m to be amenable for the resuing mining method. This was achieved by testing horizontal thicknesses across the model at a spacing equivalent to the model subcell dimensions. In instances where the modelled vein was less than 0.4 m thick, the Z direction block dimension (across strike) for the respective subcell was expanded and model grades were diluted accordingly.

An example of the vein thickness is shown in Figure 14.21. The same vein diluted is shown in Figure 14.22.

Figure 14.21   Vein thickness of the TLP_T3 vein

Note: Longitudinal section looking towards 125°.

Source: AMC, 2026.

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Figure 14.22   TLP_T3 showing the HW dilution that has been added to achieve 0.4 m minimum thickness

Notes: Longitudinal section looking towards 125°. Footwall dilution is not shown.

Source: AMC, 2026.

14.10	Mineral Resource estimates

The Mineral Resource estimates for the Ying Property as of 31 December 2025 are presented in Table 14.1 in the introduction to this section. Mineral Resource estimates report Ag and Pb grades in all deposits, Zn grades in selected deposits, and Au grades within selected veins at selected deposits. Contained metal is also reported.

Longitudinal sections showing the model with AgEq grades, supporting data, mined-out areas, and classification for some of the largest veins on the Ying Property are displayed in Figure 14.23 to Figure 14.30. Note only the Measured, Indicated, and Inferred are shown, thus the outer boundary coincides with the extent of Inferred material.

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Figure 14.23   SGX - Vein S8 vertical long section projection Mineral Resource

Note: Long section looking towards 120°.

Source: AMC, 2026.

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Figure 14.24   HZG - Vein HZ26 vertical long section projection Mineral Resource

Note: Long section looking towards 125°.

Source: AMC, 2026.

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Figure 14.25   HPG - Vein H15 vertical long section projection Mineral Resource

Note: Long section looking towards 140°.

Source: AMC, 2026.

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Figure 14.26   TLP - Vein T3 vertical long section projection Mineral Resource

Note: Long section looking towards 125°.

Source: AMC, 2026.

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Figure 14.27   LME - Vein LM5 vertical long section projection Mineral Resource

Note: Long section looking towards 140°.

Source: AMC, 2026.

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Figure 14.28   LMW - Vein LM7 vertical long section projection Mineral Resource

Note: Long section looking towards 130°.

Source: AMC, 2026.

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Figure 14.29  DCG - Vein C76 oblique section projection Mineral Resource

Note: Long section looking towards 130°.

Source: AMC, 2026.

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Figure 14.30   KP - Vein K4 oblique section projection Mineral Resource

Note: Long section looking towards 110°.

Source: AMC, 2026.

14.11	Risks

The QPs are not aware of any known environmental, permitting, legal, taxation, socio-economic, marketing, political, or other similar factors which could materially affect the stated Mineral Resources.

The QPs note that 21% of the total Mineral Resources based on AqEq metal, and 24% of Mineral Resources based on tonnes are at an elevation below the current mining permits. On a mine by mine basis the proportion varies between 0% (HZG and DGC) to 61% of tonnes and 58% of metal (LME).

As discussed in Section 4.3, it is not unusual for mining companies in China, including Silvercorp, to undertake resource-related activities outside of limits prescribed in mining permits (title). The process related to applications for, and granting of, mining permit limit extensions occurs in parallel with those activities.

In previous years, Prospecting permits were required to allow for exploration activities beneath current mining permits. As discussed in Section 4.4, Prospecting permits are no longer necessary if the Mining permit holder carries out the prospecting work at elevations higher or lower than the permitted mining area. Details of mining permit depths were provided to AMC (see Section 3 and Section 4).

The QPs are satisfied that there is minimal material risk of Silvercorp not receiving approval to mine these resources when access is required in the future. The QPs note that the most recent mining permits (titles) have extended the permitted mining depths for some of the mines (HPG and DCG). The application for TLP has been lodged and is in progress while a depth extension application for SGX is planned.

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14.12	Comparison with Mineral Resource estimate as of 30 June 2024

Prior to this Technical Report, the most recently published independent Mineral Resource estimate on the Ying Project is contained in the 2024 Technical Report This estimate has an effective date of 30 June 2024. A comparison between the Mineral Resource estimates with an effective date of 30 June 2024 (2024 Q2) and 31 December 2025 (2025 Q4) are presented in Table 14.7. Changes since the 2024 Q2 estimate include:

•	Drilling of an additional 3,670 diamond core drillholes for a total of 459,231 m for the Ying Project.
•	Ongoing underground development including the completion of an additional 136,034 m of tunnels including 68,945 m of drifts 41,605 m of crosscuts and 25,484 m of raises and 89,501 associated channel samples for the Ying Project.
•	Ongoing depletion and sterilization (write-off) due to mining.
•	Updated metal prices, AgEq formulas, addition of AuEq formulas, and updated COGs for each mine.
•	Addition of the KP Project as part of the Ying Property.

Table 14.7 Comparison of Ying Property 31 December 2025 and 30 June 2024 Mineral Resource estimates3

Mine	Resource category	Tonnes (Mt)	Au		Ag		Pb		Zn		Cu [1]
			g/t	Metal (koz)	g/t	Metal (Moz)%		Metal (kt)%		Metal (kt)%		Metal (kt)
SGX	2025 Q4 MS+ID	12.61	0.06	23.43	184	74.44	3.52	444.20	1.89	238.40	0.04	4.65
	2025 Q4 IF	3.77	0.07	8.17	150	18.22	3.06	115.32	1.21	45.77	0.05	2.04
	2024 Q2 MS+ID	7.23	0.04	10.27	231	53.76	4.50	325.15	2.29	165.61	-	-
	2024 Q2 IF	2.26	0.01	0.98	210	15.28	4.38	99.00	1.70	38.44	-	-
	Difference MS+ID (%)	74%	31%	128%	-21%	38%	-22%	37%	-17%	44%	-	-
	Difference IF (%)	67%	399%	733%	-29%	19%	-30%	16%	-29%	19%	-	-
HZG	2025 Q4 MS+ID	1.73	-	-	208	11.60	0.80	13.90	-	-	0.30	5.14
	2025 Q4 IF	0.63	-	-	266	5.39	0.69	4.38	-	-	0.29	1.85
	2024 Q2 MS+ID	0.93	-	-	291	8.68	0.98	9.12	-	-	-	-
	2024 Q2 IF	0.34	-	-	266	2.94	0.71	2.43	-	-	-	-
	Difference MS+ID (%)	86%	-	-	-28%	34%	-18%	52%	-	-	-	-
	Difference IF (%)	84%	-	-	0%	83%	-2%	80%	-	-	-	-
HPG	2025 Q4 MS+ID	4.08	0.80	104.57	51	6.75	2.14	87.39	0.70	28.64	0.05	2.11
	2025 Q4 IF	2.55	0.79	64.88	48	3.91	1.57	39.95	0.66	16.89	0.08	1.96
	2024 Q2 MS+ID	2.02	1.24	80.94	71	4.64	2.99	60.58	0.99	19.95	-	-
	2024 Q2 IF	1.57	2.86	144.71	103	5.22	3.76	59.18	0.95	14.88	-	-
	Difference MS+ID (%)	102%	-36%	29%	-28%	46%	-28%	44%	-29%	44%	-	-
	Difference IF (%)	62%	-72%	-55%	-54%	-25%	-58%	-32%	-30%	14%	-	-
TLP	2025 Q4 MS+ID	11.65	0.00	0.79	122	45.77	2.14	249.23	-	-	0.06	6.71
	2025 Q4 IF	2.06	0.14	9.07	113	7.53	2.02	41.64	-	-	0.09	1.93
	2024 Q2 MS+ID	6.21	-	-	177	35.34	2.91	180.99	-	-	-	-
	2024 Q2 IF	1.87	-	-	175	10.50	2.35	43.77	-	-	-	-
	Difference MS+ID (%)	88%	-	-	-31%	30%	-27%	38%	-	-	-	-
	Difference IF (%)	11%	-	-	-35%	-28%	-14%	-5%	-	-	-	-

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Silvercorp Metals Inc.	0725073

Mine	Resource category	Tonnes (Mt)	Au		Ag		Pb		Zn		Cu [1]
			g/t	Metal (koz)	g/t	Metal (Moz)%		Metal (kt)%		Metal (kt)%		Metal (kt)
LME	2025 Q4 MS+ID	4.52	0.07	9.63	187	27.21	0.98	44.53	0.25	11.36	0.04	1.94
	2025 Q4 IF	1.54	0.16	8.09	145	7.19	1.06	16.36	0.31	4.79	0.05	0.79
	2024 Q2 MS+ID	1.80	0.07	4.16	282	16.33	1.23	22.09	0.33	5.87	-	-
	2024 Q2 IF	0.89	0.16	4.68	258	7.36	1.24	11.05	0.30	2.69	-	-
	Difference MS+ID (%)	151%	-8%	131%	-34%	67%	-20%	102%	-23%	93%	-	-
	Difference IF (%)	73%	0%	73%	-44%	-2%	-14%	48%	3%	78%	-	-
LMW	2025 Q4 MS+ID	6.65	0.28	58.96	137	29.35	1.33	88.38	-	-	0.11	7.37
	2025 Q4 IF	2.03	0.48	31.12	87	5.71	0.94	19.16	-	-	0.10	1.95
	2024 Q2 MS+ID	3.59	0.19	22.41	216	24.89	2.01	71.99	-	-	-	-
	2024 Q2 IF	1.77	0.11	6.02	199	11.31	2.33	41.12	-	-	-	-
	Difference MS+ID (%)	85%	42%	163%	-36%	18%	-34%	23%	-	-	-	-
	Difference IF (%)	15%	349%	417%	-56%	-50%	-59%	-53%	-	-	-	-
DCG	2025 Q4 MS+ID	0.69	1.23	27.24	42	0.93	1.89	13.01	-	-	0.03	0.17
	2025 Q4 IF	0.35	1.18	13.41	35	0.40	2.01	7.13	-	-	0.02	0.08
	2024 Q2 MS+ID	0.36	2.16	24.92	67	0.77	1.93	6.93	0.21	0.75	-	-
	2024 Q2 IF	0.10	0.63	2.04	59	0.19	3.79	3.84	0.13	0.13	-	-
	Difference MS+ID (%)	92%	-43%	9%	-37%	21%	-2%	88%	-	-	-	-
	Difference IF (%)	250%	88%	558%	-41%	106%	-47%	86%	-	-	-	-
KP [2]	2025 Q4 MS+ID	0.25	0.75	5.99	197	1.57	1.29	3.20	2.34	5.82	0.00	0.00
	2025 Q4 IF	0.61	0.39	7.66	199	3.91	0.77	4.75	1.78	10.93	0.00	0.00
	2024 Q2 MS+ID	-	-	-	-	-	-	-	-	-	-	-
	2024 Q2 IF	-	-	-	-	-	-	-	-	-	-	-
	Difference MS+ID (%)	-	-	-	-	-	-	-	-	-	-	-
	Difference IF (%)	-	-	-	-	-	-	-	-	-	-	-
Total	2025 Q4 MS+ID	42.18	0.17	230.61	146	197.63	2.24	943.84	0.67	284.22	0.07	28.10
	2025 Q4 IF	13.55	0.33	142.40	120	52.26	1.84	248.70	0.58	78.38	0.08	10.60
	2024 Q2 MS+ID	22.15	0.20	142.69	203	144.40	3.06	676.85	0.87	192.18	-	-
	2024 Q2 IF	8.80	0.56	158.43	187	52.80	2.96	260.39	0.64	56.14	-	-
	Difference MS+ID (%)	90%	-15%	62%	-28%	37%	-27%	39%	-22%	48%	-	-
	Difference IF (%)	54%	-42%	-10%	-36%	-1%	-38%	-4%	-9%	40%	-	-

Notes:

1	Copper was not estimated in 2024.
2	The KP Project was added to the Ying Property for reporting purposes for the first time in this report.
3	MS – Measured; ID – Indicated; IF – Inferred.

2025 (Q4):

•	See footnotes under Table 14.1.

2024 (Q2):

•	CIM Definition Standards (2014) were used for reporting.
•	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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Silvercorp Metals Inc.	0725073

•	Metal prices: gold US$1,800/troy ounce (oz), silver US$21.00/troy oz, lead US$1.00 per pound (lb), zinc US$1.10/lb.
•	Exchange rate: RMB 7.00: US$1.00.
•	Mineral Resources exclude the first 5 m below surface.
•	Veins factored to minimum extraction width of 0.4 m after estimation.
•	COGs: SGX 140 g/t AgEq; HZG 130 g/t AgEq; HPG 140 g/t AgEq; TLP 125 g/t AgEq; LME 130 g/t AgEq; LMW 125 g/t AgEq; DCG 150 g/t AgEq.
•	AgEq equivalent formulas by mine:

—	SGX = Ag g/t+35.05*Pb%+17.97*Zn%.
—	HZG = Ag g/t+33.59*Pb%.
—	HPG = Ag g/t+80.6*Au g/t+35.17*Pb%+21.60*Zn%.
—	TLP = Ag g/t+33.23*Pb%.
—	LME = Ag g/t+32.71*Pb%+9.38*Zn%.
—	LMW = Ag g/t+34.20*Pb%.
—	DCG = Ag g/t+33.18*Pb%.

•	AgEq formulas used for significant gold bearing veins:

—	SGX (Veins S11, S16W_Au, S18E, S74) = Ag g/t+54.44*Au g/t+35.05*Pb%+17.97*Zn%.
—	LME (Veins LM4E2, LM4E3) = Ag g/t+55.12*Au g/t+32.71*Pb%+9.38*Zn%.
—	LMW (Veins LM21, LM22, LM26, LM28, LM50, LM50_3, LM52, LM53, LM54) = Ag g/t+71.85*Au g/t+34.2*Pb%.
—	DCG (Veins C76, C9_1, C9_2, C9_3, C9_4, C9E1, C9W1) = Ag g/t+83.44*Au g/t+33.18*Pb%.

•	Includes assay results up to and including 31 December 2023.
•	Depleted for mine production to 30 June 2024. Non-recoverable Mineral Resources (sterile areas due to the proximity to stopes, unstable ground or where access to the vein is limited) defined as of 30 June 2024.
•	Numbers may not compute exactly due to rounding.

The following observations have been made by the QPs from the comparison table:

•	Measured and Indicated tonnes have increased by 90% overall. The Inferred tonnes have increased by 54%.
•	Measured and Indicated grades have decreased for gold and silver by 15% and 28%, respectively. Measured and Indicated grades have decreased for lead by 27% and zinc by 22%.
•	Inferred grades decreased for gold, silver, lead, and zinc by 42%, 36%, 38%, and 9%, respectively.
•	The net result in the Measured and Indicated categories has been an increase in the contained gold and silver metal of 62% and 37% respectively. Contained Measured and Indicated lead metal and zinc metal have increased by 39% and 48% respectively.
•	The net result in the Inferred category has been a decrease in the contained gold metal, silver metal, and lead metal of 10%, 1%, and 4% respectively. Inferred zinc metal has increased by 40%.

The reasons for the differences in grade, tonnes, and contained metal include changes made to vein interpretations for the 2025 Q4 model, conversion to higher categories arising from drilling and level development, application of different COGs and depletion due to mining. The QPs note that metal prices have increased by 78% for Au, 67% for Ag, 3% for Pb, and 36% for Zn. This has resulted in a reduction in cut-off grades for all deposits.

In the case of gold, the QPs note that gold was only estimated for 113 of the total 591 veins (69 veins at HPG, 6 veins at KP, and 38 selected veins from SGX, LME, LMW, and DCG). The notable 62% increase in the Measured plus Indicated gold metal in the 2025 Q4 model is due to the discovery of an additional 20 gold veins since the 2024 Q2 model.

Copper has not been included in previous Mineral Resource estimates at the Ying Property. Copper is included in the current Mineral Resource. The KP deposit has been included in the current Ying Property Mineral Resource for the first time.

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14.13	General comments and recommendations

The QPs suggest the following recommendations be considered for future Mineral Resource estimates:

14.13.1	Mineral Resource estimation process

•	Continue to standardize modelling protocols at all mines to facilitate efficient model auditing.
•	Establish clear responsibilities for key personnel during the Mineral Resource estimation process. This should include a rigorous internal peer review of all inputs including input databases, 3D vein / domain models, as-built and sterilization triangulations, etc. This internal review process could include something as structured as a formal internal data sign-off at each key stage of the modelling process.
•	Ensure that vein models are appropriate for use as estimation domains in the context of established parameters (e.g. hard boundary search neighbourhood). Disparate veins in similar structural positions, considered within the mining context as the same vein, may need to be separated into separate domains (different vein domain names). Conversely, spatially related veins with minor fault offsets may be grouped into single domains (same vein domain name). This will enable blocks to be informed by appropriate data and eliminate boundary artefacts in the resulting block model.

14.13.2	Mineral Resource database

•	Finalize the ongoing migration of all Mineral Resource datasets from the individual mine-based data solutions (Excel™ files) to the central Micromine GeobankTM database and implement data validation checks as discussed in Section 12.
•	Create fields within the database to identify any drillhole or channel samples that should be excluded from the Mineral Resource. Documentation of why any data are excluded should be maintained and provided to any external QPs completing work on the project.
•	Consider standardizing the translation of Chinese vein names to English vein names to ensure consistency between successive (i.e. yearly) Mineral Resource updates. This will allow more detailed comparisons of individual block models on a vein-by-vein basis. This could also be accomplished through a tracking document which records successive names for the same vein.

14.13.3	Density

•	Please see Section 10 for detailed density recommendations.

14.13.4	Vein modelling

•	Develop standardized procedures for vein modelling across all deposits for the purpose of Mineral Resource estimation. This should encompass standards that cover how far to extrapolate veins from known mineralization, criteria for combining (or splitting) veins into a single estimation domain, and minimum vein width criteria.
•	Increase the number of vertices during wireframe construction to increase the resolution of triangulations, and to prevent deleterious triangle artefacts in veins with highly variable or sparse data density. Investigate possible advanced vein modelling tools such as implicit modelling to create more appropriate and robust vein wireframes.
•	Where appropriate, clip intersecting veins using wireframe Boolean tools.
•	Adjust wireframing processes to reduce wireframes pinching out to thicknesses of less than 0.4 m between data.

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14.13.5	Depletion modelling

•	In building depletion and sterilization wireframes, ensure that ‘cookie cutter’ coding wireframes are orthogonal to the strike / dip of vein models.

As-builts should be used in addition to any ‘cookie cutter’ wireframe built in the longitudinal plane to ensure that raises and crosscut drives are appropriately coded and depleted.

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Silvercorp Metals Inc.	0725073

15	Mineral Reserve estimates

15.1	Introduction and Mineral Resources base

The Mineral Resources upon which the Ying Mineral Reserves are based have been discussed in detail in Section 14. The Mineral Resources are located in, or adjacent to, areas where Silvercorp has mining permits. The permitting issue has also been discussed in Section 14. The QP considers that it is reasonable to include all the current Mineral Resources, including those located below the current lower limit of Silvercorp’s mining permits, in the Mineral Reserve estimation.

To convert Mineral Resources to Mineral Reserves, mining COGs have been applied, mining dilution has been added, and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Mineral Resources have been used for Mineral Reserves estimation.

The Mineral Reserve estimates for the Ying property were prepared by Silvercorp under the guidance of independent QP Mr HA Smith, P.Eng., who takes responsibility for those estimates.

15.2	Mineral Reserve estimation methodology

The Mineral Reserve estimation assumes that current stoping practices will continue to be predominant at the Ying Property, namely cut and fill resuing and shrinkage stoping for most veins, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The QP also recognizes the increased use of more mechanized mining techniques at the Ying operations. The typically sub-vertical veins, generally competent ground, reasonably regular vein width, and generally hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the resuing and shrinkage mining methods at the Ying property on several occasions and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. Dilution is discussed further in Section 15.4.

The QP notes that, for a small number of veins with relatively low-angle dip – generally veins with significant gold content – room and pillar stoping with slushers is now being used at the Property. Longhole stoping has also been recently employed in some areas of the LMW mine.

Of the total tonnage estimated as Ying Mineral Reserves, approximately 64% is associated with resuing, 32% with shrinkage, 3% with room and pillar mining, and 1% with longhole mining.

15.3	Cut-off grades

Mineral Reserves have been estimated using full breakeven cut-off values for the different mining methods (largely shrinkage and resuing) at each site as appropriate. The COG basis is summarized below and in Table 15.1.

COG AgEq (g/t) = (operating cost/t + sustaining capital cost/t + Mineral Resources tax/t + government fee/t / (Ag value/g x processing recovery x payable)

In determining metal prices for use in the cut-off calculations, the QP has referenced World Bank long-term forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current as Q4 2025. An exchange rate of 7.00 RMB to US$1 was used in the cut-off calculations. The exchange rate was also referenced against current Silvercorp budgeting and information in the public domain.

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Silvercorp Metals Inc.	0725073

Table 15.1   Mineral Reserve cut-off grades and key estimation parameters

Item	SGX		HZG		HPG		TLP		LME		LMW		DCG		KP
Foreign exchange rate (RMB:US$)	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating costs
Mining cost ($/t)	92.64	70.28	78.85	61.18	88.87	73.25	75.40	58.20	94.89	72.23	89.15	72.04	119.02	103.15	119.02	103.15
Shipping cost ($/t)	3.79	3.79	4.39	4.39	2.81	2.81	3.22	3.22	3.23	3.23	3.24	3.24	3.20	3.20	8.79	8.79
Milling cost ($/t)	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61	11.61
G&A ($/t)	10.11	10.11	8.42	8.42	8.42	8.42	8.42	8.42	8.42	8.42	8.42	8.42	8.42	8.42	8.42	8.42
Mineral Resources tax ($/t)	4.02	4.02	3.66	3.66	4.11	4.11	3.51	3.51	3.67	3.67	3.67	3.67	3.18	3.18	3.35	3.35
Government fee and royalty ($/t)	5.70	5.70	5.13	5.13	5.47	5.47	5.01	5.01	5.13	5.13	5.13	5.13	4.76	4.76	4.89	4.89
Sustaining Capital - (development tunnelling, PPE) ($/t)	22.13	22.13	11.52	11.52	26.98	26.98	20.35	20.35	14.45	14.45	18.19	18.19	3.06	3.06	3.06	3.06
Total operating costs (US$/t)	150.00	127.64	123.57	105.91	148.26	132.64	127.53	110.34	141.40	118.74	139.40	122.29	153.26	137.39	159.14	143.26
Mill recoveries
Au (%)	61.32	61.32	62.17	62.17	91.05	91.05	61.82	61.82	53.34	53.34	87.24	87.24	75.85	75.85	75.85	75.85
Ag (%)	95.56	95.56	95.57	95.57	88.80	88.80	92.76	92.76	95.17	95.17	95.40	95.40	81.37	81.37	81.37	81.37
Pb (%)	96.44	96.44	88.42	88.42	90.10	90.10	89.58	89.58	87.21	87.21	93.27	93.27	73.81	73.81	73.81	73.81
Zn (%)	70.13	70.13	0.00	0.00	65.98	65.98	0.00	0.00	37.14	37.14	0.00	0.00	0.00	0.00	68.00	68.00
Cu%					93.83	93.83	87.95	87.95	87.17	87.17	93.80	93.80	69.20	69.20	69.20	69.20
Payables
Au (%)	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00
Ag (%)	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50	94.50
Pb (%)	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00	99.00
Zn (%)	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00	76.00
Cu (%)					40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00	40.00
Full breakeven COG (AgEq g/t) = (Total operating cost $/t)/($ value per in situ gram after metallurgical recovery & payable)	180	155	150	130	195	175	160	135	170	145	170	150	160	135	225	205

Notes:

1.	For longhole mining at LMW, full breakeven COG of 150 AgEq g/t applied.
2.	For room and pillar mining at LMW, full breakeven COG of 1.8 AuEq g/t applied.
3.	For room and pillar mining at LME, full breakeven COG of 145 AgEq g/t applied.
4.	For room and pillar mining at KP, full breakeven COG of 205 AgEq g/t applied.
5.	Full breakeven resuing and shrinkage COGs at HPG applied as AuEq values of 2.1 g/t and 1.9 g/t, respectively.
6.	Operating cost estimates referenced FY2026 budget projections and FY2025 ‘actuals’.
7.	Metal price assumptions: Au $2,800/oz; Ag $28.00/oz; Pb $0.90 per pound (lb); Zn $1.20/lb, Cu $4.40/lb.

Numbers may not compute exactly due to rounding.

See Section 14 for AgEq formulae.

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Lower COG values have been used for development ore and in areas where, effectively, all development and drilling for a given stope is complete and the decision is whether to mine the stope or not. These values are shown in Table 15.2.

Table 15.2   Stope marginal and development ore cut-off grades

Item	SGX		HZG		HPG		TLP		LME		LMW		DCG		KP
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Stope Marginal COG (AgEq g/t)	155	130	130	110	165	145	135	115	135	105	135	110	135	115	155	135
Development Ore COG (AgEq g/t)	100		80		115		90		80		90		90		95

Notes:

1.	For longhole mining at LMW, marginal COG of 110 AgEq g/t applied.
2.	For room and pillar mining at LMW, marginal COG of 1.35 AuEq g/t applied.
3.	For room and pillar mining at LME, marginal COG of 105 AgEq g/t applied.
4.	For room and pillar mining at KP, marginal COG of 135 AgEq g/t applied.
5.	Marginal resuing and shrinkage COGs at HPG applied as AuEq values of 1.8 g/t and 1.6 g/t, respectively.
6.	Costs, recoveries, payables, and metal price assumptions as per Table 15.1 above.

15.3.1	Comment on cut-off grades

The QP considers that the Mineral Reserve COGs and their supporting parameters are reasonable. The QP also notes that, although the use of lower COGs supported by higher silver and gold prices metal prices has increased Mineral Reserves sensitivity to variation in COG at some of the Ying mines, there is only moderate sensitivity to lower COGs for the Ying operations as a whole – see discussion in Section 15.6.

15.4	Dilution and recovery factors

15.4.1	Dilution

As indicated above, minimum mining widths are assumed as 0.5 m and 1.0 m, respectively, for resuing and shrinkage. For resuing, a dilution factor has been applied to each true vein width up to a minimum extraction width of 0.5 m or to (vein width plus 0.1 m) where the true width is greater than 0.4 m. For shrinkage, a minimum dilution factor of 0.2 m is added to the minimum vein width of 0.8 m. The QP notes that a key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and / or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

For longhole mining at LMW, 20% dilution has been assumed. For room and pillar mining at LMW, LME, and KP, a minimum mining width of 1.2 m or vein width + 0.2 m where vein width is greater than 1.0 m has been assumed, with average dilution approximately 31%, 27%, and 62%, respectively.

The dilution calculation process used for the Mineral Reserves estimation assumes that the resulting figures represent the overall tonnes and grade delivered to surface. There is a small degree of waste hand-sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. The QP considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to materially affect the dilution factors used in the estimation.

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The QP notes that the projections for dilution for the predominant resuing and shrinkage mining methods assume a high degree of process control in terms of design, drilling, and blasting, and that such control on an ongoing basis is critical to achieving dilution targets. For longhole mining at LMW, a comprehensive program to monitor drilling and blasting performance against design, inclusive of regular cavity monitoring surveys, is ongoing.

Table 15.3 summarizes average dilution estimates from the Mineral Reserve calculations for each of the Ying mines. The QP considers that the current dilution estimation is reasonable. Total Ying production grades for silver, lead, and gold from beginning-2023 to end-2025 have been slightly lower than Reserve grades for the areas mined. For the main value contributors – silver and lead – values were 197 g/t mined vs 201 g/t Reserve for Ag, and 2.52 g/t vs 2.63 g/t for Pb - see Table 16.14. On an individual mine basis, SGX mined grade for Ag has been above Reserve and for Pb has been on par. For the second-largest production mine (TLP), Ag grade was at 90% of Reserve, with Pb grade at 102%. For the third-largest production mine (LMW), Ag grade was at 90% of Reserve, with Pb grade at 92%. This suggests that, while the recent move towards increased production rates has not greatly impacted current dilution for the Property as a whole, the focus on mining process and dilution control must be maintained at individual sites as further production rate increases in the LOM plan are implemented.

Table 15.3 Average dilution by mine and method

Mine	Dilution %
	Resuing	Shrinkage	R&P	Longhole
SGX	17.9%	21.4%
HZG	18.8%	24.0%
HPG	15.8%	20.4%
TLP	15.8%	18.6%
LME	16.1%	19.2%	27.2%
LMW	14.7%	20.1%	31.3%	20.0%
DCG	14.6%	15.6%
KP	51.1%	18.1%	62.3%
Total Ying	16.9%	20.0%	32.1%	20.0%

15.4.2	Mining recovery factors

Mining recovery estimates used in the resuing and shrinkage Mineral Reserve calculations are based on experience with these predominant mining methods at each of the Ying operations. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein, and partial recovery in sill pillars is allowed for in the respective recovery factors. For longhole mining at LMW, and for room and pillar mining at LME, LMW, and KP, the projected recovery factor is 92%.

The QP considers the adopted recovery factors to be reasonable.

15.5	Mineral Reserve estimate

To convert Mineral Resources to Mineral Reserves, Silvercorp uses the following procedures:

•	Selection of Measured and Indicated Mineral Resource areas (potential stope blocks) for which the average AgEq grade is greater than the applicable mine COG.

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•	Application of minimum extraction and mining width criteria and calculation of diluting material quantities at zero grade.
•	Estimation of Mineral Reserve potential by applying relevant mining loss factors.
•	Reconfirmation that diluted AgEq grade is greater than the applicable mine COG.
•	Confirmation as Mineral Reserves by considering any other significant cost factors such as additional waste development required to gain access to the block in question.

Table 15.4 summarizes the Mineral Reserve estimates for each Ying mine and for the entire Ying operation. 55% of the Mineral Reserve tonnage is categorized as Proven and 45% is categorized as Probable.

Table 15.4   Ying Mining District Mineral Reserve estimates & metal content at 31 December 2025

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal contained in Mineral Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
SGX	Proven	4.43	0.05	201	3.97	1.89		7.0	28.6	175.9	83.5
	Probable	2.81	0.03	198	3.70	1.70		2.6	17.9	104.3	47.8
	Subtotal P&P	7.24	0.04	200	3.87	1.81		9.6	46.5	280.2	131.4
HZG	Proven	0.53		212	0.75		0.29		3.6	4.0		1.5
	Probable	0.56		185	0.64		0.26		3.3	3.5		1.4
	Subtotal P&P	1.09		198	0.69		0.28		6.9	7.5		3.0
HPG	Proven	0.68	1.01	62	2.60	0.61	0.07	22.3	1.4	17.8	4.1	0.5
	Probable	0.67	0.96	61	2.36	0.69	0.06	20.6	1.3	15.7	4.6	0.4
	Subtotal P&P	1.35	0.99	62	2.48	0.65	0.07	42.8	2.7	33.5	8.7	0.9
TLP	Proven	2.48		150	2.28				12.0	56.5
	Probable	1.58		136	2.01				6.9	31.9
	Subtotal P&P	4.07		145	2.18				18.9	88.4
LME	Proven	0.73	0.01	254	1.07	0.24		0.3	5.9	7.8	1.7
	Probable	1.56	0.04	214	1.03	0.25		2.2	10.7	16.0	3.8
	Subtotal P&P	2.28	0.03	227	1.04	0.24		2.5	16.7	23.8	5.6
LMW	Proven	1.41	0.29	181	1.37		0.13	13.2	8.2	19.3		1.9
	Probable	1.06	0.50	152	1.23		0.09	17.0	5.2	13.1		0.9
	Subtotal P&P	2.48	0.38	168	1.31		0.11	30.2	13.4	32.4		2.8
DCG	Proven	0.15	1.64	44	0.46			8.0	0.2	0.7
	Probable	0.21	1.40	25	1.53			9.6	0.2	3.3
	Subtotal P&P	0.36	1.50	33	1.08			17.6	0.4	3.9
KP	Proven
	Probable	0.21	0.66	158	1.12	2.20		4.4	1.1	2.3	4.5
	Subtotal P&P	0.21	0.66	158	1.12	2.20		4.4	1.1	2.3	4.5
Ying Mines	Proven	10.41	0.15	179	2.71	0.87	0.04	50.8	59.9	282.0	90.4	3.9
	Probable	8.66	0.20	167	2.19	0.71	0.03	56.3	46.6	190.1	61.7	2.7
	Total P&P	19.08	0.17	174	2.47	0.80	0.04	107.1	106.5	472.1	150.2	6.7

Notes to Mineral Reserve Statement:

•	Cut-off grades (AgEq g/t): SGX – 180 Resuing, 155 Shrinkage; HZG – 150 Resuing, 130 Shrinkage; HPG – 195 Resuing (2.10 AuEq), 175 Shrinkage (1.90 AuEq); TLP – 160 Resuing, 135 Shrinkage; LME – 170 Resuing, 145 Shrinkage, 145 Room & Pillar; LMW – 170 Resuing, 150 Shrinkage, 150 Longhole, 150 Room & Pillar (1.8 g/t AuEq); DCG – 220 Resuing, 195 Shrinkage; KP - 225 Resuing, 205 Shrinkage.

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•	Stope Marginal cut-off grades (AgEq g/t): SGX – 155 Resuing, 130 Shrinkage; HZG – 130 Resuing, 110 Shrinkage;
HPG – 165 Resuing (1.80 AuEq), 145 Shrinkage (1.60 AuEq); TLP – 230 Resuing, 1.95 Shrinkage; LME – 135 Resuing, 105 Shrinkage, 105 Room & Pillar; LMW - 135 Resuing, 110 Shrinkage, 110 Longhole, 110 Room & Pillar (1.35 AuEq);
DCG – 145 Resuing, 125 Shrinkage.
•	Development Ore cut-off grades (AgEq g/t): SGX – 100; HZG – 80; HPG – 115; TLP – 90; LME – 80; LMW – 90; DCG – 90; KP – 95.
•	Unplanned dilution (zero grade) assumed as 0.05 m on each wall of a resuing stope and 0.10 m on each wall of a shrinkage stope. 20% unplanned dilution assumed for LMW longhole. 27%, 31%, and 62% average dilution assumed for Room & Pillar at LME, LMW, and KP, respectively.
•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage, room and pillar, and longhole.
•	Metal prices: gold US$2,800/troy oz, silver US$28.00/troy oz, lead US$0.90/lb, zinc US$1.20/lb, copper US$4.40/lb.
•	Processing recovery factors: SGX – 61.3% Au, 95.6% Ag, 96.4% Pb, 70.1% Zn, 90.80% Cu; HZG – 62.2% Au, 95.6% Ag, 88.4% Pb, 96.2% Cu; HPG – 91.0% Au, 88.8% Ag, 90.1% Pb, 66.0% Zn, 93.8% Cu; TLP – 61.8% Au; 92.8% Ag, 89.6% Pb, 88.0% Cu; LME – 53.3% Au, 95.2% Ag, 87.2% Pb, 37.1% Zn, 87.2% Cu; LMW – 87.2% Au, 95.4% Ag, 93.3% Pb, 93.8% Cu; DCG – 75.9% Au, 81.4% Ag, 73.8% Pb, 69.2% Cu; KP – 75.9% Au, 81.4% Ag, 73.8% Pb, 68.0% Zn, 69.2% Cu.
•	Payables: Au – 85%; Ag – 94.5%; Pb – 99.0%; Zn – 76.0%, Cu – 40.0%.
•	Exchange rate assumed is RMB 7.00: US$1.00.
•	Numbers may not compute exactly due to rounding.

Ying average Mineral Reserve grades for gold, silver, lead, and zinc are 76%, 88%, 98%, and 163%, respectively, of the reported grades for the operating period from FY2023Q4 through end-FY2025. This is consistent with utilization of a lower COG and production generally moving to deeper mine areas.

In terms of Ying Mineral Reserve AgEq metal content, SGX remains the main contributor at 47%, followed by TLP at 16%, LME and LMW each at 12%, HPG at 6%, HZG at 5%, and DCG and KP each at 1%.

A continued focus on best mining practices and minimizing dilution will be key to achieving Mineral Reserve grades over the Ying LOM.

15.6	Reserves sensitivity to cut-off grade

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The approximate percentage differences in contained AgEq ounces for each of the Ying mines and for the property as a whole are shown in Table 15.5.

Table 15.5   Estimated reduction in contained AgEq oz in Mineral Reserves for COG increase of 20%

COGs increased by 20%	SGX	HZG	HPG	TLP	LME	LMW	DCG	KP
Mine AgEq oz reduction	-8.9%	-16.0%	-28.7%	-32.6%	-13.3%	-19.3%	-43.0%	-7.0%
Ying Total AgEq oz reduction	-16.4%

The lowest sensitivity continues to be seen at SGX. For the entire Ying Mining District, an approximate 16% reduction in AgEq ounces for a 20% COG increase demonstrates moderate overall COG sensitivity.

15.7	Conversion of Mineral Resources to Reserves

Table 15.6 compares the respective sums of Measured plus Indicated Resources and Proven plus Probable Reserves for each of the Ying mines and the entire Ying operation.

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Table 15.6   Mineral Resources and Mineral Reserves comparison

Mine		Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
SGX	Resource MS+ID	12.61	0.06	184	3.52	1.89	0.04	23.43	74.44	444.2	238.4	4.65
	Reserve Prv + Prb	7.24	0.04	200	3.87	1.81		9.55	46.49	280.2	131.4
Conversion percentages		57%	68%	108%	110%	96%	0%	41%	62%	63%	55%	0%
HZG	Resource MS+ID	1.73		208	0.80		0.30		11.60	13.90		5.14
	Reserve Prv + Prb	1.09		198	0.69		0.28		6.92	7.5		2.99
Conversion percentages		63%		95%	87%		92%		60%	54%		58%
HPG	Resource MS+ID	4.08	0.80	51.00	2.14	0.70	0.05	104.57	6.75	87.39	28.64	2.11
	Reserve Prv + Prb	1.35	0.99	62	2.48	0.65	0.07	42.83	2.67	33.5	8.7	0.89
Conversion percentages		33%	124%	121%	116%	92%	132%	41%	40%	38%	30%	42%
TLP	Resource MS+ID	11.65		122.00	2.14		0.06	0.79	45.77	249.23		6.71
	Reserve Prv + Prb	4.07		145	2.18				18.90	88.4
Conversion percentages		35%		119%	102%		0%	0%	41%	35%		0%
LME	Resource MS+ID	4.52	0.07	187.00	0.98	0.25	0.04	9.63	27.21	44.53	11.36	1.94
	Reserve Prv + Prb	2.28	0.03	227	1.04	0.24		2.53	16.66	23.8	5.6
Conversion percentages		51%	49%	121%	106%	97%	0%	26%	61%	53%	49%	0%
LMW	Resource MS+ID	6.65	0.28	137.31	1.33		0.11	58.96	29.35	88.38		7.37
	Reserve Prv + Prb	2.48	0.38	168	1.31		0.11	30.16	13.41	32.4		2.81
Conversion percentages		37%	138%	123%	98%		103%	51%	46%	37%		38%
DCG	Resource MS+ID	0.69	1.23	42.00	1.89		0.03	27.24	0.93	13.01		0.17
	Reserve Prv + Prb	0.36	1.50	33	1.08			17.58	0.39	3.9
Conversion percentages		53%	122%	78%	57%		0%	65%	41%	30%		0%
KP	Resource MS+ID	0.25	0.75	197.00	1.29	2.34		5.99	1.57	3.20	5.82
	Reserve Prv + Prb	0.21	0.66	158	1.12	2.20		4.41	1.05	2.3	4.5
Conversion percentages		83%	89%	80%	87%	94%		74%	67%	72%	78%
Total Ying	Resource MS+ID	42.18	0.17	146.00	2.24	0.67	0.07	230.61	197.63	943.84	284.22	28.10
	Reserve Prv + Prb	19.08	0.17	174	2.47	0.80	0.04	107.07	106.49	472.1	150.2	6.69
Conversion percentages		45%	103%	119%	110%	119%	50%	46%	54%	50%	53%	24%

Notes:

•	Numbers may not compute exactly due to rounding.
•	MS+ID = Measured and Indicated Mineral Resources; Prv+Prb = Proven and Probable Mineral Reserves.

For the Property as a whole, total Mineral Reserve tonnes are approximately 45% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, zinc, and copper Mineral Reserve grades are 103%, 119%, 110%, 119%, and 50%, respectively, of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, zinc, and copper are 46%, 54%, 50%, 53%, and 24%, respectively.

With respect to the difference in tonnes and metal content between (Measured plus Indicated) Mineral Resources and (Proven plus Probable) Mineral Reserves, the QP notes that the Mineral Resources have not had modifying factors applied that would allow consideration of conversion to Mineral Reserves.

15.8	Comparison of Mineral Reserves, 30 June 2024 to 31 December 2025

Table 15.7 shows Ying Mineral Reserves at 30 June 2024 (2024 Technical Report) and 31 December 2025 (this Technical Report).

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Table 15.7   Comparison of 2024 and 2025 Mineral Reserve estimates

Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
SGX 2025	Proven	4.43	0.05	200.78	3.97	1.89		6.96	28.59	175.95	83.53
	Probable	2.81	0.03	197.85	3.70	1.70		2.59	17.91	104.26	47.84
Total proven & probable		7.24	0.04	199.64	3.87	1.81		9.55	46.49	280.20	131.37
SGX 2024	Proven	3.14	0.03	242	4.64	2.20		3.15	24.37	145.6	69.0
	Probable	2.25	0.01	202	4.02	1.88		0.86	14.63	90.5	42.2
Total proven & probable		5.39	0.02	225	4.38	2.06		4.01	39.00	236.1	111.2
SGX % Change	Proven	41%	57%	-17%	-14%	-14%		121%	17%	21%	21%
	Probable	25%	140%	-2%	-8%	-9%		200%	22%	15%	13%
Total proven & probable		34%	77%	-11%	-12%	-12%		138%	19%	19%	18%
HZG 2025	Proven	0.53		211.78	0.75		0.29		3.62	3.98		1.55
	Probable	0.56		184.92	0.64		0.26		3.30	3.54		1.44
Total proven & probable		1.09		198.05	0.69		0.28		6.92	7.52		2.99
HZG 2024	Proven	0.36		292	0.92				3.35	3.3
	Probable	0.13		336	0.75				1.40	1.0
Total proven & probable		0.49		304	0.87				4.75	4.2
HZG % Change	Proven	49%		-28%	-18%		N/A		8%	22%		N/A
	Probable	329%		-45%	-15%		N/A		136%	263%		N/A
Total proven & probable		124%		-35%	-21%		N/A		46%	78%		N/A
HPG 2025	Proven	0.68	1.01	61.90	2.60	0.61	0.07	22.27	1.36	17.76	4.15	0.51
	Probable	0.67	0.96	61.17	2.36	0.69	0.06	20.57	1.31	15.70	4.57	0.38
Total proven & probable		1.35	0.99	61.54	2.48	0.65	0.07	42.83	2.67	33.46	8.72	0.89
HPG 2024	Proven	0.47	1.44	82	3.72	1.14		21.56	1.23	17.35	5.34
	Probable	0.36	1.44	68	2.72	0.97		16.91	0.80	9.92	3.52
Total proven & probable		0.83	1.44	76	3.28	1.07		38.47	2.03	27.28	8.86
HPG % Change	Proven	46%	-29%	-24%	-30%	-47%	N/A	3%	11%	2%	-22%	N/A
	Probable	82%	-33%	-11%	-13%	-29%	N/A	22%	63%	58%	30%	N/A
Total proven & probable		62%	-31%	-19%	-24%	-39%	N/A	11%	31%	23%	-2%	N/A
TLP 2025	Proven	2.48		150.00	2.28				11.97	56.55
	Probable	1.58		136.16	2.01				6.93	31.89
Total proven & probable		4.07		144.61	2.18				18.90	88.44
TLP 2024	Proven	2.02		194	2.93				12.60	59.19
	Probable	1.34		176	2.59				7.56	34.75
Total proven & probable		3.36		187	2.79				20.17	93.94
TLP % Change	Proven	23%		-23%	-22%				-5%	-4%
	Probable	18%		-22%	-22%				-8%	-8%
Total proven & probable		21%		-22%	-22%				-6%	-6%
LME 2025	Proven	0.73	0.01	253.62	1.07	0.24		0.34	5.92	7.78	1.73
	Probable	1.56	0.04	214.32	1.03	0.25		2.20	10.75	16.02	3.84
Total proven & probable		2.28	0.03	226.80	1.04	0.24		2.53	16.66	23.80	5.57

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Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
LME 2024	Proven	0.30	0.12	311	1.29	0.29		1.13	3.03	3.9	0.9
	Probable	0.61	0.14	314	1.14	0.32		2.77	6.14	6.9	1.9
Total proven & probable		0.91	0.13	313	1.19	0.31		3.90	9.17	10.8	2.8
LME % Change	Proven	139%	-88%	-18%	-17%	-17%		-70%	95%	100%	99%
	Probable	156%	-69%	-32%	-10%	-23%		-21%	75%	132%	97%
Total proven & probable		151%	-74%	-28%	-12%	-21%		-35%	82%	120%	98%
LMW 2025	Proven	1.41	0.29	180.95	1.37		0.13	13.21	8.21	19.34		1.88
	Probable	1.06	0.50	152.01	1.23		0.09	16.95	5.20	13.08		0.92
Total proven & probable		2.48	0.38	168.50	1.31		0.11	30.16	13.41	32.41		2.81
LMW 2024	Proven	0.83	0.22	251	2.12			5.77	6.71	17.6
	Probable	0.84	0.21	241	1.99			5.73	6.50	16.7
Total proven & probable		1.67	0.21	246	2.05			11.50	13.21	34.3
LMW % Change	Proven	70%	35%	-28%	-35%		N/A	129%	22%	10%		N/A
	Probable	27%	133%	-37%	-38%		N/A	196%	-20%	-22%		N/A
Total proven & probable		48%	77%	-32%	-36%		N/A	162%	1%	-6%		N/A
DCG 2025	Proven	0.15	1.64	43.93	0.46			7.99	0.21	0.69
	Probable	0.21	1.40	25.09	1.53			9.59	0.17	3.26
Total proven & probable		0.36	1.50	32.92	1.08			17.58	0.39	3.95
DCG 2024	Proven	0.06	2.69	61	1.21			4.96	0.11	0.7
	Probable	0.05	4.54	63	1.13			7.76	0.11	0.6
Total proven & probable		0.11	3.58	62	1.17			12.72	0.22	1.3
DCG % Change	Proven	165%	-39%	-28%	-62%			61%	89%	0%
	Probable	302%	-69%	-60%	35%			24%	59%	442%
Total proven & probable		230%	-58%	-47%	-8%			38%	75%	205%
KP 2025	Proven
	Probable	0.21	0.66	158.34	1.12	2.20		4.41	1.05	2.31	4.54
Total proven & probable		0.21	0.66	158.34	1.12	2.20		4.41	1.05	2.31	4.54
KP 2024	Proven
	Probable
Total proven & probable
KP % Change	Proven
	Probable	N/A	N/A	N/A	N/A	N/A		N/A	N/A	N/A	N/A
Total proven & probable		N/A	N/A	N/A	N/A	N/A		N/A	N/A	N/A	N/A
Ying Mine 2025	Proven	10.41	0.15	178.84	2.71	0.87	0.04	50.76	59.87	282.04	90.40	3.94
	Probable	8.66	0.20	167.38	2.19	0.71	0.03	56.31	46.62	190.06	61.71	2.75
Total proven & probable		19.08	0.17	173.64	2.47	0.80	0.04	107.07	106.49	472.10	150.20	6.69
Ying Mine 2024	Proven	7.17	0.16	223	3.45	1.05		36.56	51.40	247.6	75.2
	Probable	5.58	0.19	207	2.87	0.85		34.03	37.15	160.3	47.7
Total proven & probable		12.76	0.17	215.90	3.20	0.96		70.59	88.55	407.96	122.89

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Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
Ying % Change	Proven	45%	-4%	-20%	-22%	-17%	N/A	-1%	16%	14%	20%	N/A
	Probable	55%	7%	-19%	-24%	-17%	N/A	52%	25%	19%	29%	N/A
Total proven & probable		50%	1%	-20%	-23%	-17%	N/A	52%	20%	16%	22%	N/A

For notes to 2025 Mineral Reserve statement, see footnotes to Table 15.4.

Notes to 2024 Mineral Reserve Statement:

•	Cut-off grades (AgEq g/t): SGX – 225 Resuing, 190 Shrinkage; HZG – 235 Resuing, 205 Shrinkage; HPG – 240 Resuing, 200 Shrinkage; TLP – 205 Resuing, 170 Shrinkage; LME – 235 Resuing, 210 Shrinkage, 205 Room & Pillar; LMW – 250 Resuing, 225 Shrinkage, 195 Longhole, 205 Room & Pillar; DCG – 275 Resuing, 235 Shrinkage.
•	Stope Marginal cut-off grades (AgEq g/t): SGX – 200 Resuing, 160 Shrinkage; HZG – 195 Resuing, 165 Shrinkage; HPG – 220 Resuing, 180 Shrinkage; TLP – 185 Resuing, 160 Shrinkage; LME – 205 Resuing, 185 Shrinkage, 150 Room & Pillar; LMW - 195 Resuing, 165 Shrinkage, 140 Longhole, 150 Room & Pillar; DCG – 235 Resuing, 190 Shrinkage.
•	Development Ore cut-off grades (AgEq g/t): SGX – 125; HZG – 120; HPG – 145; TLP – 115; LME – 145; LMW – 125; DCG – 150.
•	Unplanned dilution (zero grade) assumed as 0.05 m on each wall of a resuing stope and 0.10 m on each wall of a shrinkage stope. 20% unplanned dilution assumed for LMW longhole. 17% average dilution for Room & Pillar at LME, 33% average dilution for Room & Pillar at LMW.
•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage; for LMW longhole, 80% is assumed; for R&P at LME and LMW, 92% is assumed.
•	Metal prices: gold US$1,800/troy oz, silver US$21.00/troy oz, lead US$1.00/lb, zinc US$1.10/lb.
•	Processing recovery factors: SGX – 66.6% Au, 96.4% Ag, 97.6% Pb, 60.5% Zn; HZG – 96.4% Ag, 93.6% Pb; HPG – 92.0% Au, 89.9% Ag, 91.4% Pb, 67.8% Zn; TLP – 94.0% Ag, 90.3% Pb; LME – 66.9% Au, 95.6% Ag, 90.4% Pb, 31.3% Zn; LMW – 88.3% Au, 96.8% Ag, 95.7% Pb; DCG – 85.7% Au, 80.9% Ag, 77.6% Pb.
•	Payables: Au – 85%; Ag – 92.5%; Pb – 98.0%; Zn – 73.7%.
•	Exclusive of mine production to 30 June 2024.
•	Exchange rate assumed is RMB 7.00:US$1.00.
•	Numbers may not compute exactly due to rounding.

Some significant aspects of the comparison are:

•	50% increase in total (Proven + Probable) Ying Mineral Reserve tonnes: 45% increase in Proven Mineral Reserves and 55% increase in Probable Mineral Reserves.
•	1% increase in Ying Mineral Reserve gold grade and reductions of 20%, 23%, and 17% in silver, lead, and zinc grades, respectively. Increase in gold, silver, lead, and zinc metal content of 52%, 20%, 16%, and 22%, respectively.
•	SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 38% of tonnes, 9% of gold, 44% of silver, 59% of lead, and 87% of zinc, compared to respective values of 42%, 6%, 44%, 58%, and 90% in the previous Technical Report.
•	34% increase in Mineral Reserve tonnes at SGX. 77% increase in gold grade and 11%, 12% and 12% reductions in silver, lead, and zinc grades, respectively. Increases in gold, silver, lead, and zinc metal content of 138%, 19%, 19%, and 18%, respectively.
•	TLP remains the second largest contributor to total Ying Mineral Reserves, with 18% of tonnes, 19% of silver, and 20% of lead.
•	21% increase in Mineral Reserve tonnes at TLP. 22% decrease in both silver and lead grades, with a 6% reduction in both silver and lead metal content.
•	LMW remains the third largest contributor to total Ying Mineral Reserves, with 13% of tonnes, 28% of gold, 13% of silver, 70% of lead, and 42% of copper.
•	48% increase in Mineral Reserve tonnes at LMW. 77% increase in gold grade, with 32% and 36% reductions in silver and lead grades, respectively. Increases in gold and silver metal content of 162% and 1%, respectively; decrease in lead metal content of 6%.

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•	40% of Ying total Mineral Reserves gold metal at HPG.
•	First Mineral Reserves of 0.21 Mt at KP.
•	In terms of AgEq metal in total Ying Mineral Reserves, approximate respective contributions are silver 67%, lead 22%, gold 6%, zinc 5%, and copper 1%.
•	In total Ying Mineral Reserves, SGX, TLP, LME, LMW, HPG, HZG, DCG, and KP contribute 47%, 16%, 12%, 12%, 6%, 1%, and 1% of AgEq metal, respectively.

The QP notes that, except for gold, the Ying Mineral Reserves general trend of significant increase in tonnes, decrease in grades, and increase in metal content compared to the 2024 Mineral Reserves is largely attributable to use of lower cut-off grades driven by the increased silver price ($28/oz in 2025 vs $21/oz in 2024). The QP also notes that the $28/oz silver price is very much lower than prevailing silver price levels at the time of writing of the Technical Report.

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16	Mining methods

16.1	Ying mining operations

16.1.1	Introduction

The Ying Mining District has been intermittently mined over many years by local, small-scale miners. Silvercorp commenced mining at its Ying property SGX mine in April 2006. Its current Ying Project mining activities continue to be significantly focused at the SGX mine but now include HZG (a satellite deposit to SGX), and the HPG, TLP, LME, LMW, and DCG mines. As shown in Figure 16.1, the KP Project, situated 30 km to the north of the Silvercorp mill operations, also now forms part of the wider Ying Property. Figure 16.2 shows the Ying Project area mine and mill locations.

Figure 16.1   Ying Property mines locations

520000
540000
560000
3820000
3800000
3780000
S318
S318
S249
Kuanping
N
Luoning
S319
S249
S323
S85
S85
S249
S323
Ying Mill+TSF
S319
S249
Ying
0
10
Km

Source: Silvercorp, 2025.

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Figure 16.2   Ying Project mine and mill locations

Source: Silvercorp, 2025.

Underground access to each of the mines in the steeply sloped, mountainous district is via adits at various elevations, inclined rail haulageways, shaft / internal shafts (winzes), and declines (ramps).

The mines are developed using trackless equipment, with single-boom jumbos, 1 m3 scoops, and 5 t, 15 t, and 30 t payload trucks. Small conventional tracked equipment, such as electric or diesel locomotives, rail cars, and pneumatic hand-held drills, have been predominant in operations to date. However, with an increased use of trackless equipment, such as those scoops and trucks referenced above, more mechanized mining has been in place at some mine areas; with this being a key part of future mine planning. Parts of the TLP, SGX, LME, LMW, HZG, HPG, and DCG mines still use mini haul trucks with a payload of up to 3 t to haul ore to the surface. Throughout the Ying district, mine trucks are used in all the ramp areas to haul ore and waste to the surface. These trucks and other mobile equipment meet the Chinese mine safety requirements. Except for the ramp and mini haul truck areas, other mine sections use rail cars to haul ore and waste to the surface.

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The global mining sequence is top-down between levels and generally outwards from the central shaft or main access location. The stoping sequence is bottom-up within one level, with shrinkage and resuing being the main mining methods, using jacklegs. For some flatter-lying veins, room and pillar mining method is now employed. A trial production for uppers longhole stoping has also been undertaken recently, with further longhole initiatives planned. Ore handling in resuing stopes is by hand-carting or hand-shoveling and small bucket slushers to specially manufactured steel-lined orepasses; and, for shrinkage stopes, it is by gravity to drawpoints. Slushers are used in room and pillar mining stopes. Most production loading from stope drawpoints to date has been via hand-shovels or rocker shovels, with rail cars and battery-powered or diesel locomotives transporting ore to the main shaft, inclined rail haulageway, or main loading points in ramps. As noted above, scoops and trucks with different payloads are now playing a greater role in operations, given ramp haulage to surface being a major initiative. Some hand picking of high-grade ore and of waste may be carried out on surface at either run-of-mine ore pad or sorting belt, with transport to the centralized processing plants via 30 t and 45 t trucks.

Recent initiatives at the Ying operations have resulted in a +20% increase in annual production in the last two years, with additional mine expansion activities also underway. In the future, the Ying operation plans to develop deeper mining zones within each mining area, as part of an aim to further enhance overall production rates. To achieve planned targets, the district managers plan to augment the numbers of mining equipment, including scoops and haulage trucks.

16.1.2	SGX

The SGX mine is located at the western part of the Ying district.

There are six production systems in total. Production levels are spaced vertically at a 40 m to 50 m interval. The design of the production systems includes:

•	Five adits with winzes from the surface to 0 mRL.
•	The main ramp production system, inclusive of one main ramp from the surface, with branch ramps underground:

—	Main ramp from 555 mRL to 0 mRL with a total length of 5,500 m.
—	400 XPD branch ramp, with a design length of 3,800 m from 400 mRL at the main ramp to 0 mRL. As of end of 2025, this ramp was developed to 110 mRL and is planned to be completed in 2026.
—	YXPD-360_260 ramp, with a design from 360 mRL to 0 mRL totaling a length of 3,600 m. By the end of 2025, this ramp was developed to 270 mRL and is planned to be completed in 2028.
—	CM108 new ramp, with a design from surface 710 mRL to 400 mRL totaling a length of 3,100 m. As of end of 2025, this ramp was developed to 540 mRL and is planned to be completed in 2027.
—	YPD-580-32 zigzag ramp, with a design from surface 580 mRL to 440 mRL totaling a length of 1,400 m. By the end of 2025, this ramp was developed to 550 mRL and is planned to be completed in 2026.
—	Connection ramps planned to connect the main ramp to each level of the adit production system.

Each production system is an independent mining area with an independent mucking, hauling, and hoisting system.

SGX is the largest of the Silvercorp Ying operations, producing about 33% of mill feed ore tonnes and 43% of silver ounces for the total operation in fiscal year 2025 (FY2025). The mining plan currently shows production occurring through to FY2042. Vein widths range from around 0.5 m to 5.1 m, with resuing as the predominant mining method to date, and only about 13% mined by shrinkage in FY2025 on a tonnage basis. Mining is currently planned down to 0 mRL. Adjacent to the SGX mine are the ore and waste sorting facilities, main office, engineering, and administration buildings.

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16.1.3	HZG

The HZG mine is a satellite section of the SGX mine, with portals located about 4 km to the south of the main SGX site.

The HZG mine is accessed by one adit and two ramps for hoisting from two production systems. Production levels are spaced at a 50 m vertical interval. The design of the production systems includes:

•	The adit production system, which consists of one main and one branch inclined rail haulageway, and a winze:

—	The inclined rail haulageway from the adit of 820 mRL to 650 mRL.
—	The branch inclined rail haulageway from 650 mRL to 550 mRL in the south area.
—	The winze from 650 mRL to 450 mRL in the north area.

•	The ramp production system design consists of one main ramp, two branch ramps, and some connection ramps:

—	A main ramp of 3,800 m from 712 mRL to 300 mRL, completed in 2025.
—	HZ20 branch ramp, used for hauling waste from the HZ20 vein area, with a total length of 1,500 m from 450 mRL to 300 mRL, was developed to 340 mRL and is planned to be completed in 2026.
—	HZ15 branch ramp, used for hauling rock from the HZ15 vein area, with a total length of 1,800 m from 600 mRL to 450 mRL, completed in 2025.
—	Connection ramps planned to connect the main ramp to each level of the adit production system.

•	A new ramp access of 1,800 m from 850 mRL at surface to 700 mRL is to be developed.

•	Each production system is an independent mining area with an independent mucking, hauling, and hoisting system.

The first year of production at HZG was 2011. The vein widths for mining range from less than 0.5 m to about 2.0 m, which is common for the Ying district. The main mining method in FY2025 was resuing, delivering about 87% of mine production. Approximately 9% of Ying mill feed ore tonnage and 10% of silver ounces in FY2025 were produced at HZG.

16.1.4	HPG

The HPG mine has been operated since 2007 and is located in the central part of the Ying district, to the north-east of the SGX mine.

The mine is accessed from several adits and mining through to FY2036 is projected in the life-of-mine (LOM) plan. The mine is divided into three production systems, with production levels spaced at 50 m vertical intervals. The production system design includes:

•	The lowest adit production system, with inclined rail haulageway from surface to 460 mRL and winze from 460 mRL to 50 mRL.

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•	The ramp production and exploration system, which includes one main ramp and some connection ramps:

—	Main ramp of 2,900 m from 600 mRL to 300 mRL, completed at the end of 2025.
—	PD5-XPD, a new ramp of 1,200 m from 650 mRL to 770 mRL, also completed at the end of 2025.

•	Connection ramps planned to connect the main ramp to each level of the adit production system.

Each production system is an independent mining area with an independent mucking, hauling, and hoisting system. Production by mining method was approximately 48% resuing and 52% shrinkage in FY2025, with vein widths for mining ranging from less than 0.3 m up to about 2.7 m. About 8% of Ying mill feed ore tonnage in FY2025 was produced at HPG (approximately 3% of Ying silver ounces and 32% of Ying gold ounces).

16.1.5	TLP

The TLP mine has been operated since 2007 and is located in the east of the Ying district.

The TLP mine consists of four production and exploration systems, with production levels spaced at 50 m vertical intervals. The production and exploration system design includes:

•	One adit production system (six adits) above 800 mRL to 1,070 mRL.

•	One adit production system with winze and inclined rail haulageway at 740 mRL.

—	A new ramp of 3,000 m under development from 740 mRL to 610 mRL.

•	One adit production system with inclined rail haulageway at 820 mRL.

•	Ramp production and exploration system, which includes one main ramp, two branch ramps, one new ramp, and some connection ramps:

—	A main ramp of 3,600 m length from 840 mRL to 510 mRL, which was developed in 2020.
—	The south branch exploration ramp of 1,820 m from 590 mRL to 700 mRL.
—	The east branch exploration ramp of 480 m from 590 mRL to 500 mRL.
—	Connection ramps planned to connect the main ramp to each level of the adit production system.

The mining plan currently shows production occurring through to FY2038 from stopes between 510 mRL and 1,070 mRL, with vein widths generally between 0.5 m and 5.0 m. Production by mining method was about 80% resuing and 20% shrinkage in FY2025. TLP contributed about 26% of Ying mill feed ore tonnes and 21% of Ying silver ounces in FY2025.

16.1.6	LME

The LME mine is located 2 km south of the TLP mine.

The LME mine has three production and exploration systems, with production levels spaced at 50 m vertical intervals. The system design includes:

•	One adit production and exploration system with winze from 900 mRL to 500 mRL and inclined rail haulageway from 500 mRL to 400 mRL.
•	PD856 ramp of 1,960 m length from 854 mRL to 700 mRL connects to the TLP south branch ramp, completed in 2024.
•	PD820 ramp, connected to the LME south area at 550 mRL and 500 mRL, was completed in 2025.

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Production by mining method was almost 100% resuing in FY2025. LME contributed about 5% of Ying mill feed ore tonnes and 5% of Ying silver ounces in FY2025. The mining plan currently shows production occurring through to FY2042.

16.1.7	LMW

The LMW mine is located 3 km south-west of the TLP mine. It is divided into six production and exploration systems, with production levels spaced at 50 m vertical intervals. The system design includes:

•	Shaft production and exploration system, with a shaft from surface to 500 mRL.
•	Adit system, consisting of one adit and two inclined rail haulageways from surface to 800 mRL.
•	Ramp production system composed of two ramps, located at the east and west sides of the mine, with connection ramps:

—	PD980_XPD ramp of 4,000 m length for exploration and production from 980 mRL to 500 mRL, located at the east side of the mine.
—	Connection ramps planned to connect the main ramp to each level of the adit production system.

•	PD930_XPD ramp of 2,500 m length from 938 mRL to 700 mRL, completed at the end of 2025 and being served to ‘W’ series veins.
•	LM52-XPD ramp, designed for LM52 at 825 mRL, 800 mRL, 775 mRL, 750 mRL, 725 mRL, and 700 mRL, completed in 2025.
•	XPDS, another branch ramp from 585 mRL through 575mRL to 525mRL, to develop LM14, LM17, and LM16.
•	Connection ramps planned to connect the main ramp to each level of the adit production system.

Production by mining method was about 50% resuing in FY2025, with shrinkage accounting for most of the balance. LMW contributed approximately 16% of Ying mill feed ore tonnes and 17% of Ying silver ounces in FY2025. The mining plan currently shows production occurring through to FY2038.

16.1.8	DCG

The DCG mine is located about 2.7 km north-west of the TLP mine. The access for DCG is via a ramp from 900 mRL to 796 mRL. The length of the ramp is 1,768 m. DCG contributed approximately 1% of Ying mill feed ore tonnes and 0.2% of Ying silver ounces in FY2025. Production through to FY2034 is shown in the current mine plan.

16.1.9	KP

The KP mine is located about 30 km north of the Ying Mill area (75 km by road). It is operated as a 100% subsidiary of Henan Found. Construction started in May 2025, and the mine is anticipated to produce ore by the end of 2026.

Two ramps and four drifts are in development. PD1035XPD is the main ramp from surface 1,035 mRL to 800 mRL at 2,500 m length, and PD1080 is a second ramp from surface 1,080 mRL to 960 mRL at 1,200 m length. PD1020 and PD1160 are return air accesses for ventilation purposes. Based upon the current development schedule, the mine will complete construction by the end of 2027.

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16.2	Mining methods and mine design

16.2.1	Geotechnical and hydrogeological considerations

No specific geotechnical or hydrogeological study data are available for the Ying mines. In general, ground conditions experienced to date have been good. The excavation of relatively small openings, both in development and stoping, facilitates ground stability. A large number of resuing mining stopes also means a greater number of smaller rather than larger openings. Support is only installed where deemed to be necessary, with rockbolts being used for hangingwall support on occasion. Timber and steel I-beams are also used where unstable ground is encountered.

The QP is not aware that water inflow to date at the Ying mines has caused any significant problems. Section 16.2.9 discusses mine dewatering.

16.2.2	Development and access

The mines in the Ying District are sited in narrow valleys and were developed with a series of adits at each mine providing access from the surface to the mining areas. Several main ramps have also been developed at the Ying mines, as referenced above and further described below. Most of the operational levels do not have their own access portal and must connect to ramps, winzes, or inclined rail haulageways. A main ramp development program is now underway at the Ying mines, with the intention of connecting most stopes to the individual mine ramp system and, thereby, increasing ore and waste movement capacity with reduced hauling time, and allowing much easier and quicker stope access for operating personnel and supervision.

In summary, mine access to waste haulage, materials supply, and personnel is provided by five different means; in combination, they form the access systems for the Ying District mines:

•	Adits
•	Inclined rail haulageways
•	Declines and ramps
•	Internal shafts (winzes)
•	Shafts

Adits are driven at a slight incline at a dimension of approximately 2.4 m wide x 2.4 m high with arch profile. These are the principal means of access for men and materials and haulage of ore and waste. All services such as power, compressed air, production water, and dewatering pipes are sited in the adits. In many instances, the adits are also used for ventilation. Most adits are equipped with narrow gauge rail for haulage by railcars. Where there is no rail and ramp access, tricycle cars have been utilized for haulage of ore, waste, and supplies.

Inclined rail haulageways have been driven at an approximately 25° to 30° incline. A typical dimension is 2.6 m wide x 2.4 m high. They are equipped with narrow gauge rail and steps on one side for walking. The main purpose of these haulageways is haulage of ore and waste, ventilation, and routing for other auxiliary services such as production water, compressed air, power, communications, and dewatering. The QP notes that more ramps are planned for future operations, which will preclude development of further inclined rail haulageways.

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Ramps have been developed at each of the Ying mines. The ramps can be separated into three different types, governed by dimensions:

•	‘Large Profile’ ramps at SGX, TLP, LMW, and HPG are 4.2 m wide by 3.8 m high with an arch cross section, at 12% gradient, using 30 t trucks for haulage of ore and waste. These ramps are:

—	At SGX mine, the SGX_XPD Ramp starts at 560 mRL and ends at 55 mRL, with a total developed length of over 7.5 km.
—	At TLP mine, the PD820_XPD Ramp starts at 840 mRL and ends at 510 mRL, with a total developed length of 3.6 km.
—	At LMW mine, the PD980_XPD Ramp starts at 980 mRL and ends at 500 mRL, with a total developed length of 5 km.

•	‘Medium Profile’ ramps at SGX, HPG, HZG, LMW, LME, and DCG are 3.6 m wide by 3.4 m high with an arch profile, at 12% gradient, utilizing 15 t trucks for haulage of ore and waste. These ramps are:

—	At SGX mine, the CM108_XPD ramp starts at 700 mRL and ends at 400 mRL. This ramp is still under development and, as of the end of 2025, had reached 540 mRL; YPD_XPD ramp starts at 580 mRL and ends at 440 mRL; it had reached 520 mRL by the end of 2025.
—	At HZG mine, the PD718_XPD ramp starts at 718 mRL and end at 300 mRL. It was completed at the end of 2025, with a length of 4.5 km.
—	At HPG mine, the PD600_XPD ramp starts at 600 mRL and ends at 300 mRL. It was finished at the end of 2025, with a length of 3 km; the PD5_XPD upward ramp starts at 640 mRL and finishes at 770 mRL. It was also finished at the end of 2025, with a length of 1.5 km.
—	At LMW mine, the PD930_XPD ramp starts at 930 mRL and ends at 670 mRL. This ramp is still under development and, by the end of 2025, had reached 700 mRL, with a length of 2.3 km.
—	At LME mine, the PD856_XPD ramp starts at 856 mRL and stops at 700 mRL; it was completed in 2025.
—	At TLP mine, the PD730_XPD ramp starts at 740 mRL and ends at 664 mRL, with a total length of 1 km; it was finished at the beginning of 2025.

‘Small Profile’ ramps at 3.0 m wide by 3.0 m high with an arch profile, at 10% gradient, employing 5 t trucks for haulage of ore and waste, and used as connection ramps. Each mine has designed their connection ramps from the existing ramps to each production and exploration level to facilitate increasing the production rate and exploration efficiency and to enhance the use of mechanized equipment. Figure 16.3 shows portal and ramp views at the SGX mine.

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Figure 16.3   Portal and ramp at SGX mine

Source: Silvercorp, 2025.

Shaft and other infrastructure systems equipped for hoisting have been or are being established at the Ying mines. They include:

•	Existing shafts / hoisting systems:

—	As of December 2025, there were 19 winzes and 11 inclined rail haulageways throughout the Ying Property. The hoisting capacity of each varies from 30,000 tpa to 80,000 tpa (combined ore and waste). Fully-loaded rail cars carrying ore and waste are transported via these hoisting systems (via cages in winzes); they are also used to move men and materials.
—	At LMW mine, the 969 shaft is from surface 969 mRL to 500 mRL. The finished diameter is 3.5 m and it is equipped with a ZJK-2×125P hoist winch. The total depth of the shaft is 480 m and the hoisting capacity is 50,000 tpa of combined ore and waste with a standard cage. This shaft works in tandem with the PD900 winze at the LME area.

•	Planned shafts:

—	At TLP mine, the planned shaft is from surface at 890 mRL to -65 mRL, with a 5 m- diameter and JKMD3.25×4ZIII hoist winch. It will be furnished with a 3.6 m x 1.6 m cage and 15 m3 skip. The total shaft depth is 955 m, with a hoisting capacity of 1,000,000 tpa of combined waste and ore. The shaft length includes 16 levels from 800 mRL to 0 mRL, with a vertical interval of 50 m between each level. The 800 mRL will be the main loading / unloading level. From 500 mRL to 0 mRL, there will be one connection tunnel from the TLP new shaft to LME mining development areas at each level. At 500 mRL and 350 mRL, there will be connection tunnels from the TLP new shaft to LMW mining development areas.

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At SGX, only the main adit and one ramp connect the mine workings to surface. The inclined rail haulageways and winzes provide access to the veins, which are generally located at elevations below the main adit level. Inclined rail haulageways and winzes have been developed at the SGX, LMW, LME, HZG, TLP, and HPG mines. As noted, the inclined rail haulageways will be phased out as the ramps and planned shaft development are completed.

Figure 16.4 is an orthogonal view of the 2025 SGX mine design.

Figure 16.4    SGX mine design

Source: Silvercorp, 2025.

16.2.3	Mining methods

Shrinkage stoping and resue stoping are the predominant mining methods employed at the Ying mines, except for a small amount of room and pillar being employed and some trial longhole stoping recently undertaken. The LOM plan envisages the continuation of these methods, but with an increasing focus on shrinkage stoping. with more mechanized mining introduced.

16.2.3.1	Shrinkage stoping

A sill drive is initially driven along the vein at 1.8 m height. For typical shrinkage stopes, the lower part of the vein will be mined at 1.2 m width, while the upper part will be mined at 0.8 m width. An access drive at 2.4 m wide x 2.4 m high (conventionally a footwall drive) is also developed parallel to the vein at a stand-off distance of about 6 m. Crosscuts for ore mucking from draw-points are driven between the vein and the strike drives at approximately 5 m spacing. Each stope is typically 40 m to 60 m in strike length by 40 m to 50 m in height. Travelway raises that are also used for services are established between the levels at each end of the stope.

Jacklegs are used to drill a 1.8 – 2.0 m stope lift that is drilled and blasted as inclined up-holes with a forward inclination of 65 – 75° (“half-uppers”). The typical drill pattern has a burden of 0.6 - 0.8 m and spacing of 0.8 – 1.2 m, dependent on vein width. Holes are charged with cartridge explosives and ignited with tape fuse. The powder factor is generally 0.4 – 0.5 kg/t. Stope blasting fills the void below with ore as mining proceeds upwards. The ore swell is mucked from the drawpoints to maintain a stope working height of about 2 m. While mining is underway, only about 30% of the broken ore may be mucked. When mining is complete, all remaining ore is mucked from the stope, unless significant wall dilution occurs. The stope is left empty beneath a sill (crown) pillar of, typically, around 3 m thickness (adopted thickness ultimately dependent on extraction width). Ventilation, compressed air, and water are carried up the travelway raises to the mining horizon. Loading of ore from the draw-points is by miners into rail cars, either using rocker-shovels or by hand. Figure 16.5 is a view inside the A26 shrinkage stope at the TLP mine. The stope width is about 1.3 m.

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Figure 16.5     TLP mine – A26 shrinkage stope

Source: AMC, 2024.

Figure 16.6 is a schematic of the shrinkage stoping method.

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Figure 16.6   Shrinkage stoping method

Short-hole Shrinkage Mining method

B1—B1
B2—B2
B1
B2
8
4
5
7
9
10
3
5
45
50
C
C
C--C
2
1
3
10
9
6
2
6
6
6
50
6
1

Notes:

1 - Drifting outside ore vein
2 - Cross Cut
3 - Connecting Cut
4 - Raise
5 - Man Drift
6 - Drifting inside ore vein
7 - Side Ore pillar (recoverable)
8 - Top Ore Pillar
9 - Mined Ore
10 - Stope

Source: Silvercorp, 2025.

16.2.3.2	Resue stoping

Resue stoping veins are typically high-grade and generally between 0.1 m (minimum extraction 0.3 m) and 0.80 m in width. Resue stoping involves separately blasting and mucking the vein and adjoining waste to achieve a minimum stope mining width.

Vein and access development preparation is essentially the same as shrinkage stoping, other than draw points being established at approximately 15 m spacing along strike. Blasted ore is mucked into steel-lined mill holes that are carried up with the stope and feed to the draw points. The base of the mill holes is held in place with a timber set.

Half-upper lifts are drilled with jacklegs and blasted in essentially the same manner as shrinkage stoping. Typically, after a lift in the vein is blasted and mucked, the footwall is blasted and the ensuing waste is used to fill the space mined out and to provide a working floor. This process is repeated until the stope sill (crown) pillar is reached. The entire stope is left filled with waste from the slashing of the footwall.

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The blasted ore is hauled by wheelbarrow and / or hand-shoveled to the mill hole, which is extended in lift segments as the stope is mined upwards. The footwall waste is slashed (blasted) to maintain a minimum mining width (typically 0.8 m).

The order of vein extraction and footwall slashing is generally dependent on the condition of the vein hangingwall contact. Where the contact is distinct and stable, the vein is extracted first; otherwise, the footwall waste is extracted first, followed by vein slashing.

Figure 16.7 is a view of the 12A resuing stope at the SGX mine.

Figure 16.7    SGX mine – 12A resuing stope

Source: AMC, 2024.

Rubber mats and / or belting are placed on top of the waste after each waste lift to minimize blasted ore intermingling with the waste (ore losses) and also to minimize over-mucking of the waste (dilution). The rubber mats and / or belting are rolled up and removed prior to the next waste slash, with that waste material forming the floor for the next extraction lift.

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Figure 16.8 is a schematic of the resue stoping method.

Figure 16.8    Resue stoping method

A
A-A
1
2
3
4
5
6
7
8
9
10
11
6.0
6.0
6.0
5.8
12.0
5.6
50.0
8.0
50.0
Notes:
1 - Drifting outside ore vein
2 - Crosscuts
3 - Air Raise
4 - Footwall drift
5 - Drifting along ore vein
6 - Steel Mill hole (ore pass)
7 - Filled Waste Rock
8 - Side Pillar (Recoverable)
9 - Crown Pillar
10 - Ore
11 - Raise

Source: Silvercorp, 2025.

16.2.3.3	Step room and pillar mining method

Room and pillar stoping is now typically used at the Property for several high-grade Au veins, which are generally between 0.8 m and 2.0 m in thickness, with dip angles around 15° to 30°. A footwall drift is driven along the vein at 2.0 m high. Two initial crosscuts at about 2 m wide x 2 m high are driven up-plunge to a top sill location. The distance between the two crosscuts is typically 30 m to 35 m. The top sill is developed after the two crosscuts are completed and is driven along the vein strike. The excavating method advances from the footwall drift to the top sill, with mucking of the higher-ore via the crosscuts to an orepass below the footwall drift. The stope area is divided into several standard blocks along the trend of the ore vein, with each block measuring 50 m along strike and 50 m along plunge, divided into two 25 m sub-levels, with a 3 m crown pillar for each sub-level. During the mining process, additional crosscuts are driven about 10 m apart. Where practicable, lower grade areas are left as pillars to allow extraction of higher-grade material, while concrete pillars with a dimension of about 2.5 m by 2.5 m are installed, as required, from a geotechnical perspective.

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Jacklegs are used to drill a 1.8 – 2.0 m stope advance. The typical drill pattern has a burden of 0.6 - 0.8 m and spacing of 0.8 – 1.2 m, dependent on vein thickness. Holes are charged with cartridge explosives and ignited with tape fuse. The powder factor is generally 0.4 – 0.5 kg/t. Opposite to the stoping direction and adjacent to the bottom sill, a nest is excavated in which an electric slusher winch is installed. The slusher is used to muck the broken ore from the stope to the footwall drift.

Figure 16.9 is an up-plunge view of the LM50 room and pillar stope at the LMW mine.

Figure 16.9     LMW mine – LM50 room and pillar stope

Source: AMC, 2024.

Figure 16.10 is a representative view of the room and pillar stoping method.

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Figure 16.10   Room and pillar mining method

Source: Silvercorp, 2025.

16.2.3.4	Longhole mining method

A trial of uppers longhole stoping has been undertaken in the HPG B8 stope. Further longhole stoping is planned for the LM7 stope at the LMW mine. Figure 16.11 shows a 1-yd LHD adjacent to the HPG B8 stope.

The longhole mining method has been planned to be generally used for low-grade and wide veins, typically between 4 m and 9 m thick and with dip angles around 55° to 70°. A stoping block is designed at 40 m to 60 m in length and 15 m to 20 m in height. The typical 50 m vertical distance between levels is reduced to about 20 m, with ramp access for hauling ore and supplies. The top sill is driven along the vein at an initial height of 2.4 m. From the ramp access at the bottom of the stope, the bottom sill is driven along the vein at the same 2.4 m height. A footwall access drive at 2.6 m wide x 2.4 m high is developed parallel to the bottom sill at a stand-off distance of about 8 m, with crosscuts connecting the two drives at typical intervals of 8 m to 10 m.

Top-hammer drills are used to drill a 0.75 x 0.75 m vertical drop raise. The drilling direction is upward, from the bottom sill to the top sill. Production drilling is done on a single dip plane, perpendicular to the vein strike. For production drilling, the top spacing of drilling holes ranges from 1.8 m to 2.3 m, and collar spacing of drilling holes ranges from 0.1 m to 0.4 m, depending on vein geometry and ground conditions. The spacing of each plane is 1.5 m to 2 m, determined by ground conditions. The primary backfill for this mining method at LMW is consolidated fill from the fill plant, although waste rock from development is also used as backfill material. The longhole method involves mucking using load haul dump machines (LHDs) and loading haul trucks at a remuck bay located between the ramp and footwall drift.

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Figure 16.11   1-yd LHD at HPG B8 stope

Source: AMC, 2024.

16.2.3.5	Stope management and grade control

Silvercorp has developed a stope management protocol and stope management manual at the Ying operations. The purpose of stope management is to implement stope operation procedures for dilution reduction via the Mining Quality Control Department. The department has a total of nine technical staff, including management, mine engineers, geologists, and technicians, and reports directly to Silvercorp’s HQ in Beijing. The mine engineers in the group are responsible for supervising the stope operation procedure, with stope inspection occurring at least once per day to check that mine contractors are following procedure guidelines. The geologists and geological technicians are responsible for stope geological mapping and sampling, which occurs every 3 – 5 m of stope lift in resuing and shrinkage stopes and at proportionate intervals in room and pillar stopes. The department also measures the mined voids of stopes at the end of each month for mine contract payment purposes.

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Key aspects of the resuing and shrinkage stope inspection are as follows:

•	Ensuring that the back and floor of stopes are flat prior to drilling blasting holes.

•	Checking to ensure the boundary of the mineralization and drillhole locations are correctly marked with red paint before drilling.

•	Ensuring drillholes are inclined not less than 60° to the horizontal, are not longer than 2 m, and are drilled optimally relative to vein and excavation width to minimize dilution.

•	Checking length, orientation, direction, collar location, slope gradient, and number of blast holes after drilling blastholes.

•	In resuing stopes, checking if the stope floor is covered with rubber mat / belt before vein blasting.

•	In resuing stopes, checking to make sure that waste is sorted first and left in the stope before mucking ore to the mill holes after blasting; also ensuring that the floor and walls are cleaned with a broom to minimize ore losses before footwall slashing.

•	After blasting, checking that the stope back is not more than 3.5 m high and the steel mill holes in resuing stopes are properly covered with timbers.

Regarding contract payments, a mine contractor is paid based on the quantity of ore mined. As it may be seen as an incentive for the contractor to maximize material removed from the stope, contractor payments are governed by a specific formula that calculates planned ore tonnes based on extraction designed and a projected dilution factor. During mine operations, each rail car or truck load of ore is weighed at a weighing station outside the mine portals. If weighed ore tonnes are greater than planned ore tonnes from a given stoping area, the mine contractor is paid solely based on the planned tonnes. For shrinkage stopes, an adjustment for paid tonnes is required to be made, since a stope usually takes several months to complete and, generally, only blast swell ore is mucked until the stope nears completion.

16.2.4	Ore and waste haulage

As described above, stoping ore and development waste have been typically loaded by hand or rocker shovels into 0.75 m3 rail cars. Increasingly, LHDs and haulage trucks are being used for the same purpose. Section 16.4 describes the material source tracking process and associated quality control. In the case of rail cars, each is tagged to identify the location from which the ore or waste has been mined. Typically, the cars have been pushed by hand or by locomotives along the rail at the production level to the bottom of inclined rail haulageways, where they are hoisted to the level above and parked until their number meets the requirement of a locomotive to bring a group of cars to the adit portal at surface. Where hoisting is via winzes, rail cars are pushed onto the cage for transport to the level above, except for one winze at SGX mine equipped with a skip to hoist waste.

As the mines move towards a greater use of more mechanized mining equipment, for the loading phase:

•	Ore from stopes is loaded using a vibration feeder, wheel-mucking loader, LHD, or electric slusher into 0.75 m3 rail cars, 3 t mini-trucks, or 5 t small trucks, depending on the development dimensions.

•	Waste from development faces is loaded using a wheel-mucking loader, wheel-mounted mucker, or LHD into 0.75 m3 rail cars, 3 t mini-trucks, or 5 t small trucks, depending on the development dimensions.

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For the hauling phase:

•	The shaft, winze, and inclined rail haulageways will continue to their function in the haulage of ore or waste from the workface to the surface via 0.75 m3 rail cars.

•	The ramp hauling system will involve 0.75 m3 rail cars, LHDs, or 3 t mini-trucks transporting ore or waste from the workface to the orepasses or remuck bays at each level, with larger trucks then used for transport to surface. Figure 16.12 shows typical Ying rail cars.

Figure 16.12   Ying rail cars

Source: Silvercorp, 2025.

16.2.5	Equipment

16.2.5.1	Mine equipment

Most of the key mining equipment is provided by Silvercorp and is maintained by contractors. Exceptions to this are the air compressors, trackless trucks, airlegs, LHDs, jumbos, auxiliary fans, vent ducting, low voltage transformers, rocker shovels, submersible pumps, and small winches that are provided by the mining contractors.

The Silvercorp fixed plant is predominantly domestically manufactured and locally sourced. The equipment manufacturers are well known and commonly used. Table 16.1 and Table 16.2 list equipment at the SGX mine. Equipment at the other mine sites in the Ying district is similar to that at the SGX mine. Table 16.4 lists contractor mobile equipment at all mines.

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Table 16.1    SGX mine owner equipment list

Mine	Equipment	Model	Capacity	Quantities
SGX	Winch	2JTP-1.6*0.9	132 kW	9
	Primary fan	FKCDZ-6-No.20	43.2-103.4 m3/s	2
	Cage	GLS1/6/1/1		4
	Cage	GLM1/6/1/1		6
	Electric locomotive			33

Table 16.2     SGX mine contractor equipment list

Mine	Equipment	Model	Capacity	Quantities
SGX	One boom jumbo drill	CYTJ45B	55 kW	3
	Shovel		168 kW	6
	LHD	RWJ202		4
	Compressor	LG132G-8/17	132 kW	3
	Compressor	GL110A-Ⅱ-B、LG110G-8、JG110LA	110 kW	15
	Compressor	KLT90-8、VDS-120A、R90E11-20/8	90 kW	10
	Large haul truck	FQ3250GD303	40 t	11
	Middle haul truck	UQ-12	15 t	3
	Small haul truck		8 t	0
	Mini haul truck		3 t	17
	Wheel mucking loader			27
	Wheel mounted mucker			51
	Manual drill	YT28		396
	Auxiliary fan	FD	2*37 kW	5
	Auxiliary fan	YBT-11	11 kW	114

Table 16.3     Contractor mobile equipment list

Mine	Mucking loader	LHD	Jumbo	Truck		Scaling jumbo
				<=10 t	>10 t
SGX	51	8	3	12	38	5
HZG	21	1	0	5	11	0
TLP	71	4	0	6	24	7
LME	12	0	0	3	6	1
LMW	69	3	4	38	10	2
HPG	12	4	2	5	16	1
DCG			9
Total	236	20	9	69	105	16
KP	4	6	4	4	10

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16.2.5.2	Equipment advance rates

Table 16.4 summarizes advance rates assumed for development based on equipment types.

Table 16.4      Equipment advance rates

Development	Rate (m/month)	Equipment type
Jumbo - Ramp	120	Single boom electric-hydraulic
Jackleg – Levels (Hand Mucking)	50	Jackleg (YT-28)
Jackleg – Levels (Mechanical Mucking)	60	Jackleg (YT-28)
Jackleg - Stope Raises	40	Jackleg (YT-28)
Jackleg – Shaft (Mechanical Mucking)	55	Jackleg (YT-28)
Jackleg – Declines (Mechanical Mucking)	60	Jackleg (YT-28)
Raise Boring – Shaft (Mechanical Mucking)	100	ZFY1.8-40-250

16.2.6	Manpower

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation, and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations.

Each mine complex is run by a mine manager and one or two deputy mine managers.

Table 16.5, Table 16.6, and Table 16.7 provide a recent ‘snapshot’ of the manpower, split by Silvercorp staff, contract workers, and Silvercorp hourly employees.

Table 16.5      Silvercorp staff

Mine	Staff
SGX	255
HZG	45
HPG	65
TLP / LME	233
LMW / DCG	110
Mill Plant	254
Company Administration	158
Total	1,120
KP	20

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Table 16.6     List of contract workers in the Ying district

Mine	Contractors	Workers	Location
SGX	Shaanxi Tunnelling Construction Engineering Ltd.	255	CM101, PD700
	Shaanxi Tunnelling Construction Engineering Ltd.	295	PD16, SGX_XPD
	Shaanxi Tunnelling Construction Engineering Ltd.	232	CM105
	Luoyang Xinsheng Mining Engineering Ltd.	94	CM102
	Ankang Hongkun Engineering Construction Ltd.	9	CM108_XPD
	Subtotal	885
HZG	Shaanxi Tunnelling Construction Engineering Ltd.	110	HZG_XPD
	Shaanxi Tunnelling Construction Engineering Ltd.	100	PD820, PD810, PD890
	Subtotal	210
HPG	Luoyang Xinsheng Mining Engineering Ltd.	99	PD2
	Henan Xinmao Mining Engineering Co., Ltd	8	PD5_XPD
	Luoyang Xinsheng Mining Engineering Ltd.	139	PD3, PD600_XPD
	Subtotal	246
LME	Luoyang Xinsheng Mining Engineering Ltd.	149	PD900, PD838
	Subtotal	149
LMW	Luoyang Xinsheng Mining Engineering Ltd.	126	PD924, SJ969
	Luoyang Xinsheng Mining Engineering Ltd.	13	PD930_XPD
	Luoyang Xinsheng Mining Engineering Ltd.	214	PD980_XPD
	Subtotal	353
TLP	Luoyang Xinsheng Mining Engineering Ltd.	158	PD820, PD846
	Luoyang Xinsheng Mining Engineering Ltd.	105	PD800, PD840, PD890
	Luoyang Xinsheng Mining Engineering Ltd.	228	PD730, PD930, PD960, PD990
	Luoyang Xinsheng Mining Engineering Ltd.	140	PD820_XPD
	Subtotal	631
DCG	Luoyang Xinsheng Mining Engineering Ltd.	23	DCG XPD
	Subtotal	23
Total Ying		2,497
KP	Henan Xiandai Blasting Technology Co., Ltd	100

Table 16.7     Silvercorp hourly workers

Mine	Workers	Location
SGX	32	SGX Hand picking, waste sorting
HZG	4	HZG Hand picking, waste sorting
HPG	5	HPG Hand picking, waste sorting
LME	4	LME Hand picking, waste sorting
LMW	8	LMW Hand picking, waste sorting
TLP	14	TLP Hand picking, waste sorting
Total Ying	67
KP	0

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16.2.7	Ventilation

Mine ventilation at the Ying mines is planned and set up in accordance with Chinese laws and regulations. Among the key ventilation requirements are minimum ventilation volume per person (4 m3/min/person), minimum ventilation velocity (typically 0.25 - 0.50 m/sec dependent on location or activity), and minimum diluting volume for diesel emissions (4 m3/min/kW). The following section describes the ventilation system at SGX. Other mines have a similar network of fans, entries, and face ventilation.

16.2.7.1	SGX primary ventilation

The SGX primary ventilation volume is predominantly influenced by the minimum air velocity for the various development and production activities. The peak ventilation volume is estimated to be 63.6 m3/sec, which is inclusive of 15% air leakage.

A diagonal ventilation system is utilized in the SGX mine.

West Wing (Vein S14, S6, and S2 Stopes)

Fresh air enters into all working levels, such as 220 mRL, 210 mRL, 180 mRL, 160 mRL, 140 mRL, and 110 mRL, from adit PD16 via No.1 winze and fresh air access CM105 via No.2 winze, respectively. Partial exhaust air returns to the 655 mRL adit via 450 mRL and winze located at exploration lines 70 to 72, and the other exhaust air returns to the 640 mRL adit via 380 mRL returned air raises, exhausted to surface by a main axial fan.

During the expansion process, two returned air shafts will be constructed from 0 mRL to 260 mRL or 300 mRL, respectively, in order to connect to two existing returned air shafts from 260 mRL to 650 mRL and from 300 mRL to 655 mRL to pull exhaust air to surface.

East Wing (Vein S16W, S7, S8, and S21 Stopes)

Fresh air enters into all working levels, such as 210 mRL, 160 mRL, 110 mRL, 60 mRL, and 10 mRL, from adit CM101 via No.1 winze and from fresh air access CM105 via No.2 winze. A portion of exhaust air returns to the 655 adit via 450 mRL and winze located at exploration lines 70 to 72, and the other exhaust air returns to the 640 adit via 380 mRL return air raises and is exhausted to surface by a main axial fan.

During the expansion process, a new north return air shaft will be constructed from 580 mRL to 0 mRL, and a new south return air shaft will be constructed from 710 mRL to 0 mRL level.

Figure 16.13 shows ventilation system diagrams for the SGX mine.

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Figure 16.13   SGX ventilation system diagram looking North 65° West

Source: Silvercorp, 2025.

16.2.7.2	Ying primary ventilation

The SGX ventilation system is described in detail above. The ventilation systems at the HZG, HPG, TLP, LME, and LMW mines are similar to that at SGX mine, as briefly described below.

Fifteen return air shafts or raises are needed in the Ying expansion process. To enhance mechanization and construction efficiency, all ventilation or stope access raises are to be constructed by raise borers.

The total footage is approximately 6,300 m, executed by three contractors, with a total estimated capital cost of US$8M for shaft construction only.

The first shaft, TLP shaft, started construction in FY2026, and all shaft or raise projects are planned to be finished in 1.5 years, as listed in Table 16.8.

Table 16.8     Ying primary vent shafts and raises

Mine	No.	Project name	Collar location	Elevation (Collar - Bottom) (mRL)	Cross- Section (m)
SGX	Y-1	HZG Line PD820-MSJ-650-450-30 North Vent Shaft	Underground	650-450	φ2.5
	Y-2	HZG Line PD718-418-300-47 South Vent Shaft	Underground	418-300	φ2.5
	Y-3	SGX East Mining Area Level 1 South Vent Shaft (705-10)	Surface	705-10	φ3.5
	Y-4	SGX East Mining Area Level 1 North Blind Vent Raise (580-160)	In ramp	580-160	φ3.5
	Y-5	SGX West Mining Area Level 2 South Blind Vent Raise (260-10)	In ramp	260-10	φ2.5
	Y-6	SGX West Mining Area Level 2 North Blind Vent Raise (260-5)	In ramp	260-5	φ2.5

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Mine	No.	Project name	Collar location	Elevation (Collar - Bottom) (mRL)	Cross- Section (m)
TLP-E	T-1	TLP-1# Vent Shaft	Surface	765-500	φ3.0
	T-2	TLP Shaft (900-500 m)	Surface	900-500	φ4.0
	T-3	TLP-2# Vent Shaft (1100-500 m)	Surface	1,100-500	φ4.0
	T-4	TLP East 5# Vent Shaft (850-500)	Surface	850-500	φ3.0
	T-5	TLP East 6# Vent Shaft (1050-500)	Surface	1,050-500	φ3.5
TLP-W	X-1	TLP West 4# Vent Shaft (1100-500)	Surface	1,100-500	φ3.0
	X-2	TLP West 3# Vent Shaft (1075-525)	Surface	1,075-525	φ3.0
HPG	H-1	East Area Phase I Vent Raise (795_300)	In adit	795-300	φ3.0
	H-2	West Area Phase I Vent Raise (770_300)	In ramp	770-300	φ2.5

16.2.7.3	Secondary ventilation

The secondary ventilation system employs auxiliary fans to meet the requirements of ventilation for development faces, stopes, and infrastructure chambers.

Development faces are ventilated using domestically manufactured fans, with a power of 5.5 to 11 kW and voltage of 380 V. A combination of forced and exhausted ventilation is applied for long distance blind-headings.

Resuing and shrinkage stopes are ventilated using domestically manufactured fans via the timber-cribbed access. Exhaust air returns to the upper level via a raise.

16.2.8	Backfill

Backfill such as tailings or development waste is typically not required for shrinkage mining, where blasted ore provides a working platform for each stope lift. Ore is removed on completion of stope mining leaving a void. The potential to opportunistically dispose of development waste into these voids is not currently considered in the mine plans; however, at SGX, where there will be an increased number of shrinkage stopes, Silvercorp has planned to construct a new backfill plant to backfill stopes with poorer rock stability and to provide additional safety benefits (see below).

The resue stoping method uses blasted waste from the footwall as a working platform at each stope lift to achieve a minimum mining width. Waste remains in the stope at completion of stope mining. For some stopes, where the rock mass of footwall and hangingwall is less stable, and the width of vein is over 0.8 m, upper-level development waste rocks may be used to backfill the stope voids.

As an addition to an overall mining optimization and mechanization initiative, a surface paste backfill plant was established and commissioned at the LMW site at 1,080 mRL in early 2023, with two lines to underground. For certain areas, this provides more mining method options, backfill efficiency with reduced labour involvement, and the opportunity for reduced use of ore pillars and, thus, increased ore recovery. Figure 16.14 shows the binder silo at the LMW backfill plant.

The LMW mine backfilling system consists of several sub-systems, including sand and binder preparations to mix with water into slurry. The plant has a capacity of 40 m3/hr, and the targeted concentration of the backfill delivered by pipeline is approximately 69 – 72% by weight. The prepared backfilling slurry is pumped from surface at the 1,080 mRL horizon to the underground transportation development at the 800 mRL via one of two 14 cm diameter pipelines and delivered to various underground shrinkage stope voids as needed. Following the establishment of the backfill plant, Silvercorp experimented with a new mining method at the LMW mine, where cut and fill mining replaced the resuing mining method in a stope where the width was greater than 1 m. This successful experiment led to Silvercorp to decide to use sub-level open stoping with paste backfill in the LM7 vein area, where the thickness of the LM7 vein is greater than 2 m.

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Another backfill plant with a capacity of 40 m3/hr is planned for SGX. Construction is projected to start in March 2026 with a commissioning target at the end of 2026.

Figure 16.14   Binder silo at LMW paste backfill plant

Source: Silvercorp, 2025.

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16.2.9	Dewatering

Mine dewatering is accomplished under the requirement from the “Chinese Safety Regulations for Metal and Non-metal Mines”.

Typical ground water inflow from the different mines is listed in Table 16.9 below.

Table 16.9      Mine water inflow

Mine	Maximum water inflow (m3/d)	Average water inflow (m3/d)
SGX & HZG	7,271	5,372
HPG	1,469	397
TLP & LME	1,969	1,100
LMW	1,489	867
DCG	240	80
KP	530	216

The SGX dewatering system is described in detail below. The dewatering systems at the HZG, HPG, TLP, LME, and LMW mines are similar to that at SGX. These systems are briefly described as well.

16.2.9.1	SGX

The pumping system is composed of a sump and three pumps at each main location. Under normal circumstances, one pump is running, one is being maintained, and one is on standby. As maximum water inflow occurs, the pump on standby can be operated, exclusive of the pump that is being maintained, to discharge the maximum estimated inflow rate. There are two main pipelines to surface, with one on standby. The underground sump capacity is 6 to 8 hours at an average water inflow rate.

Stage 1

Pump stations equipped with pumps connected directly to surface are located at the bottom of winzes. Table 16.10 lists such pumps at SGX.

Table 16.10    Stage 1 dewatering pumps at SGX mine

Portal	Model	Units	Power (kW)	Inflow (m3/h)	Head (m)
CM101	MD85-45×9	3	160	85	405
	MD46-50×9	1	110	46	450
CM105-S1#	MD155-67×6	3	280	155	402
	MD155-67×6P	1	280	155	402
CM105-S2#	MD155-67×6	3	280	155	402
	MD155-67×5	1	220	155	335
PD16	MD46-50×8	3	90	46	400
PD700	MD46-50×7	3	75	46	350
CM105 Skip shaft	MD155-67*6	3	280	155	402
CM102	MD46-50×5	1	55	46	250
	MD25-50*5	1	37	25	250
XPD	MD46-50×6	1	75	46	300
	MD25-50×8	1	75	25	400

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Stage 2

Level accesses are designed with a 0.3% gradient to ease drainage. The pump and piping arrangements are similar to Stage 1. Inflow collected from various levels is pumped to the 260 mRL, then pumped out to surface through the first stage dewatering system. Table 16.11 lists the details of the SGX second stage pumping system.

Table 16.11     Second stage dewatering pumps at SGX mine

Pump station	Units	Model	Power (kW)	Inflow (m3/h)	Head (m)
CM101	4	MD155-67×6P	280	155	402
CM105-S1	3	MD155-67×5	220	155	335
	1	MD155-67×5P	220	155	335
CM105-S2	3	MD155-67×5	220	155	335
	1	MD155-67×5P	220	155	335
PD16	3	MD46-50×6	75	46	300

In case of flooding and for protection of personnel and equipment, water dams are set up at the entrance to shaft and pump stations.

Development faces

Conventional electric submersible pumps are used for dewatering of development in ramps and declines on an as needed basis. Water is discharged by relay to the nearest level pump station.

Dewatering design for expansion

All wastewater, including ground water from HZG, will be collected into the 5 mRL sump and discharged to surface via a piping system currently under construction.

16.2.9.2	HZG

HZG dewatering is divided into two stages, with the first stage from 450 mRL to 650 mRL and the second stage from 650 mRL to 820 mRL. The first stage utilizes one 75 kW MD46-50×5 and two 55 kW MD46-50×5 centrifugal pumps. The second stage employs three 55 kW MD46-50×5 centrifugal pumps.

After the mine expansion, the pump station will not be used, given that ground water will be flowing towards SGX.

16.2.9.3	HPG

HPG PD3 dewatering is divided into two stages, i.e., the first is from 300 mRL to 460 mRL, and the second is from 460 mRL to 600 mRL, namely PD3 adit level. The sumps at both 300 mRL and 460 mRL have a capacity of 300 m3. For the first stage, there are three centrifugal pumps, model D85-45x4 with power draw of 75 kW. For the second stage, there are three centrifugal pumps with the same model. Two 159 mm diameter pipelines are installed at the inclined haulageway for discharging water to surface, with one line on standby.

Following expansion, a centralized drainage approach will be adopted, with one stage from the bottom at 300 mRL to directly pump ground water inflow to the surface water pond.

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16.2.9.4	TLP

The underground dewatering system at TLP is separated into two areas, east and west wings. For the west wing of TLP (PD730, PD840, PD890, PD930, PD960, and PD990), water is currently discharged from 700 mRL to 730 mRL via the PD730 adit to surface. Four centrifugal pumps are installed at the 510 mRL bottom pump station of the winze located at Exploration Line 31. The pump model is MD46-50×4, with a head of 200 m, designed discharging capacity of 46 m3/h, and power of 45 kW. Two 89 mm diameter pipelines are installed in the winze, connected to surface via 650 mRL, the winze located at Exploration Line 33, PD770 inclined rail haulageway, and PD770 adit. For the east wing of TLP (PD820 and ramp), water is currently discharged from 700 mRL to 840 mRL via PD820_XPD to surface. Three centrifugal pumps, model MD25-50×4 with power of 30 kW, and two 89 mm diameter pipelines installed in an inclined rail haulageway, discharge ground water to surface, including ground water from LME.

After the expansion, a new drainage system will be built at 500 mRL to directly pump ground water inflow to the surface water pond.

16.2.9.5	LME

At LME, three 110 kW MD46-50x8 centrifugal water pumps are installed at the 500 mRL pump station in the PD900 winze. There are two 140 mm diameter pipelines installed in the PD900 winze, which are then routed via PD838 adit to surface.

Following expansion, the 500 mRL pump station will not be used, with ground water flowing towards TLP.

16.2.9.6	LMW

Three centrifugal pumps of model MD46-50×8, with a combined power draw of 90 kW, are installed at the 500 mRL pump station at the bottom of 969 shaft. There are two 140 mm diameter pipelines installed in 969 shaft, which are then routed via PD924 adit to surface.

16.2.9.7	DCG

The working face at DCG mine has lower water inflow, using a small water pump to discharge ground water.

Post expansion, a new drainage system will be built at 570 mRL to directly pump ground water inflow to the surface water pond.

16.2.9.8	KP

The working face at KP mine has lower water inflow, using a small water pump to discharge ground water.

Post expansion, a new drainage system will be built at 800 mRL to directly pump ground water inflow to the surface water pond.

16.2.10	Water supply

In 2023, Ying operations received confirmation of government permission to use water from creeks and springs nearby.

The water source for the SGX, HZG, HPG, TLP, LME, LMW, and DCG mines is from creeks and springs nearby, and ground water. A water pond of typical 100 to 200 m3 capacity is established at each production system. Both the water quality and quantity from local creeks is sufficient to meet mine process water requirements, dust suppression, fire prevention, and personnel needs.

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SGX requirements are estimated at 650 m3/d. There are two 200 m3 water ponds at CM105 and CM101 on surface, with a small size of sump at each additional adit portal. Water supply is via 108 mm diameter pipelines.

HZG requirements are estimated at 200 m3/d, with a water pond of 200 m3 at surface.

HPG requirements are estimated at 260 m3/d. There is a water pond of 200 m3 at the mine site, with water being delivered via a 107 mm diameter pipeline. An additional water pond of 300 m3 was constructed in 2017 to pump ground water to No.2 Mill. In 2025, SGX and HPG pumped around 4600 m3/d of ground water to No.2 Mill.

TLP requirements are estimated at 550 m3/d. There are two water ponds of 200 m3 each at the mine site, with an 89 mm diameter pipeline.

LM requirements are estimated at 150 m3/d for LME and 300 m3/d for LMW, respectively. There are two water ponds of 200 m3 at each portal, with 89 mm and 150 mm diameter pipelines for LME and LMW, respectively.

DCG requirements are estimated at 50 m3/d. There is a water pond of 200 m3 capacity at the portal.

KP requirements are estimated at 150 m3/d. There are two water ponds of 230 m3 capacity at the portal.

16.2.11	Power supply

Power for the SGX mine is supplied by the local government power grid via three overhead lines. The first is a 35 kilovolts (kV) high-voltage line that is connected from Luoning-Guxian 110 kV substation; the second is a 10 kV high-voltage line; the third is a line from a fully automated 35 kV substation, built in the vicinity of the mine site in 2008 to provide back-up supply and composed of two 1,500 kW and one 1,200 kW generators. The capacity of the main transformer is 12,500 kilovolt-amperes (kVA).

The 35 kV overhead line can supply main power for all mine production, and the 10 kV overhead line is maintained as a standby. Underground water pumping stations and hoist winches belong to the first-class power load, requiring two independent 10 kV power lines, one for operations and the other for back-up.

The 10 kV distribution power station at TLP mine was designed with two 10 kV power supply lines drawn from the Lianglong Line and Liangdong Line on the 10 kV side at the Moon Bay 110 kV substation. This 10 kV distribution power station also supplies power to the LME and LME mines.

During the mine expansion, a 12 km 35 kV power line will be constructed from the 110 kV Moon Bay substation at TLP, forming a dual power line with the existing SGX-TLP 35 kV line.

See also Section 18.3.

16.2.12	Compressed air

Compressed air is primarily used for drilling. Jacklegs are employed in all stopes and conventional development faces. A minor quantity of air is utilized for shotcreting and cleaning blastholes.

A compressed air station is located adjacent to each portal, with a two-stage and electric piston configuration. Air is reticulated via steel pipes of various sizes, depending on demand, to all levels and is also directed to refuge stations. Air pipelines are progressively sized from 159 mm diameter down to 50 mm diameter at stopes.

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Compressed air consumption is estimated for each mine operating system, usually differentiated by adits, based on the number of stopes and development faces. Suitable air compressors have been installed to satisfy underground requirements.

16.2.13	Explosives

Starting in June 2022, with reference to the Chinese government's safety regulations, an outside company with hazardous material transportation qualifications began handling the transportation of explosives and detonators for the Ying operations. Special vehicles certified for hazardous material transportation are used for this purpose. Additionally, in line with the safety development plan for the civil explosives industry established by the Chinese government, the Ying operations began procuring electronic detonators in June 2022, improving safety measures related to the use of explosives.

There are four explosives storage facilities at the Ying Project, namely, SGX, HPG, LMW, and TLP magazines. In accordance with government requirements, safety evaluations are conducted every third year, with all facilities currently within their valid period.

The KP Project is currently in the construction phase, with blasting operations entrusted to a professional blasting company for implementation. After the KP Project obtains its anticipated Safe Production License in mid - 2026, an on-site explosives magazine will be constructed and an application for a non-commercial blasting license will be made.

16.2.14	Communications

Mine surface communication is available by landline service from China Network Company (CNC) and by mobile phone service from China Mobile (CMCC) and China Unicom.

Key underground locations, such as hoist rooms, shaft stations, transportation dispatching rooms, power substations, pump stations, and refuge stations, and the highest point of each level are equipped with telephones. Communication cables to underground are connected via winzes and inclined rail haulageways. Internal telephones are installed in operating areas and dispatching rooms, which are also connected with communication cables to the local telephone lines.

At the end of 2023, in line with the “GB-16423-2020 Safety Regulations for Metallic and Non-metallic Mines” and “Management Measures for Emergency Plans for Production Safety Accidents”, SGX and HZG mines embarked on updating their communication and liaison system, and emergency broadcast system, for the purpose of their safety production license renewal. Other mines also updated these two systems in 2024 to prepare for the next period of their safety production licenses. The two systems previously used a private line for power supply, requiring two lines from two different portals to the underground working faces. Based on the telephone system, a new broadcast system was established to ensure that emergency instructions are communicated to all personnel at their working areas.

For example, at the SGX mine, the communication and liaison system utilizes two 24-core optical cables connecting two surface portals to HZG mine's two surface portals via an underground route. One line runs from the SGX mine CM105 adit portal through HZG mine PD820 adit portal to CM105-1, CM 101, and PD820 adit production systems. The other line runs from the SGX mine PD16 adit portal through HZG mine PD718_XPD ramp portal to the PD16, CM105-S2SJ, and PD718_XPD ramp production systems.

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For the broadcast system, SGX established a broadcast server and installed microphones and other equipment, as well as related supporting software at each level, based on the original telephone system route.

To update these two systems, HZG, HPG, TLP, LME, LMW, and DCG set up similar equipment to SGX.

16.3	Safety

Ying mine safety is practiced as per Chinese health and safety laws and regulations. The Occupational Health and Safety (OHS) Department is accountable for providing safety training, enforcing OHS policies and procedures, making mine safety recommendations, and carrying out daily inspections of the underground workings and explosives usage.

The company has formulated safety production responsibility regulations, safety production rules and regulations, and a safety operation handbook, and all work is performed by personnel with operating qualifications.

Each of the mining contractors is required to appoint safety officers at an average ratio of one safety officer to 20 contractor workers for each portal.

A ten-member safety committee is maintained for each of the SGX, HZG, HPG, TLP, LME, LMW, and DCG mines. The committee is led by the Henan Found General Manager and includes the Deputy General Manager, Mine Manager, Safety Department Supervisor, and mining contractor representatives. The committees are coordinated by each mine’s safety division, and the mine management and safety officers are required to have valid mine safety training certificates issued by the Provincial Bureau of Safe Production and Inspection.

At the Ying district, each mine has its own safety department with at least one safety supervisor and four safety engineers, except for DCG, which has one safety supervisor. Insurance policies covering death and injury have been purchased for all company staff and contractor workers at the mines.

The mines and contractors supply Personal Protective Equipment (PPE) to their own personnel.

A contract with the Luoning County General Hospital is in place to take and treat injured workers from all mines, except for those only requiring first aid treatment at the mine clinic. During the QP site visit in February 2024, the emergency response warehouse or medical room at the SGX site was inspected.

Since 2022, all tasks in the Ying operations, inclusive of those at the mill workshops, have been assessed and standardized for safe production. This assessment includes identifying, evaluating, and classifying potential hazards, as well as developing corresponding control measures. The standardized safety production process has been documented in two updated versions since 2019. Monthly inspections are conducted to assess significant accident hazards. Training materials with illustrations and texts have been developed for frontline employees and internal management personnel, tailored to their specific roles.

The training includes classroom sessions followed by practical guidance on-site. On-site inspection forms are used to assess each task process, and an “Enterprise Blog” (EB) (see below) form is utilized for data collection and reporting. The safety production information management system automatically generates on-site safety inspection work logs for each safety management person by combining the personnel positioning system and on-site inspection form. Company leaders are responsible for daily inspections of identified risk sources and hidden dangers.

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Beginning in June 2023, Silvercorp made a decision to swap out the existing seat belts at winze working areas for double-hook seat belts and to provide comprehensive training to frontline workers on how to properly use them.

In 2025, the Company also promoted a safety confirmation method called “finger oral” originated from Japan, i.e., one confirms key safety components via thinking by heart, viewing by eyes, pointing to objects by index finger, and confirming by speaking out, to achieve safe operations based on focusing their attention on specific operating procedures.

Additionally, Silvercorp set up eight emergency rescue teams, totaling 129 members, on a part time basis. Training is often provided to enhance the members’ skills to cope with a variety of emergency situations. To improve emergency response and on-site handling capabilities, the mill and all mines implemented emergency exercises, covering toxic asphyxia, escape, fire, flood prevention, explosion, and geological disasters, etc., based upon action plan, training, practice, and assessment in conjunction with contractors.

The QP notes that Silvercorp has gone beyond Chinese statutory requirements in certain areas of safety and the Company has indicated a continued focus on production procedure safety improvement. The QP has also previously recognized that some operating practices and procedures fall short of more international standards. The QP recommends that Silvercorp continues with a focus on improving underground and overall site safety, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards is employed.

Table 16.12 shows Ying safety statistics for FY 2024 and FY 2025.

Table 16.12    Ying safety statistics FY2024 and FY2025

	FY2025	FY2024
Number of safety production training sessions	1,596	1,525
Average training duration per employee in the company (hours)	17.98	21.90
Average training duration per contractor employee (hours)	38.12	34.20
Number of work-related injury incidents	4	7
Number of Lost Time Incidents (LTI)	4	7
Lost Time Incident Rate (LTIR) per million hours worked (LTIR)	0.4	0.84
Number of work-related fatalities	0	0

16.4	Development and production quality control

At the beginning of 2022, Silvercorp faced a challenge with manpower recruitment, whilst also targeting increasing production. In response, the company chose to enlarge the profile of development, enhance the use of mechanized equipment, and facilitate an increase in mine production by adding more shrinkage stopes. The company has also conducted trials of an XRT ore sorting system, with that project now transitioned to production status.

Silvercorp has also introduced other initiatives aimed at improving the quality of production:

•	Using colour card markings to identify the type of materials from the working places, with blue for resuing stope ore, green for shrinkage stope ore, red for ore from exploration and development tunnelling, and white for waste rocks.

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•	Integral to the process for ore and waste rock weighing, the weighing persons record the weight of the haul vehicle against the card colours or types.

•	Geologists are required to check the ore exploration and development tunnelling faces to identify the type of rock. When the type of rock, e.g., ‘ore’, from the exploration and development tunnelling faces has been identified, the geologist records the advance metres by filling out the “exploration and development tunnelling faces check-in sheet to identify type of rock” in the EB system (see below). After completing this process, a red card - ‘ore’ identified in this case - is placed in the haul vehicle.

Silvercorp requires the statistician at each mine to upload the mine weighing data to the online system every day.

In August 2015, Silvercorp implemented a workplace safety and work quality checklist system to reinforce operations process control. A characteristic of this initiative is an internal EB system in the management of Mine Production and Safety Information. The EB is a social media system on internet that facilitates the distribution and flow of work-related knowledge and information for parties at different locations and enables transparency.

The first step is to identify all possible risks or hazard sources, including potential hazards, risk levels, and mitigating methods in all operating activities, encompassing machinery and equipment; then, management personnel process and formulate corresponding inspection items for different hazards, summarized in an "Inspection Form".

Before each shift, on-site management personnel investigate hazards item by item, enter the inspection results in the "Fact Sheet" system, and upload on-site inspection photos or other attachments. If all the inspection results of the hazardous items are satisfied with, operation can be started. If there is a potential safety hazard, but it can be eliminated by on-site action, the operation will be begun after the hazard is nullified on the site. Personnel cannot commence an operation until the safety risks are eliminated and “a go” is confirmed.

In the system, for example, each of the mining stopes, development faces, or pieces of equipment is assigned a “blog” name. Daily results of on-site inspection for these stopes or faces by responsible engineers are required to be “published” on their “blogs”, with the results listed in a structured data format in a “check-list table”, containing information and supporting photos as required by the Company. Related parties at different levels of the management team can access the daily “blog” directly, detailing each workplace, to obtain first-hand information. The EB system will also record if a management member has accessed the “blog” to read or comment on the daily results, which is to be acknowledged by corresponding personnel. With the EB system, information collection, distribution, retrieval, and monitoring have become transparent and immediate. The information and knowledge collected by the frontline technicians or engineers freely flows through layers of the organizational structure. The responsible management personnel have requirements, incentives, and tools to make prompt and more accurate decisions that can be instantly delivered to responsible parties. From a safety perspective, the EB system enables personnel to be easily informed of any potentially hazardous conditions, and mine safety inspectors collect and analyze the current status and history of stopes and development faces. In 2021, the EB system introduced a data visualization functionality, which shows the data in charts, including line, pie, bar, and dynamic charts, etc., and table formats. For the display part, the size and position of charts and tables can be self-adaptive, which means computers and mobile phones can view the mining production daily and monthly reports, geological exploration daily and monthly reports, and milling production daily and monthly reports. Each mine has individual mining production and geological exploration reports. Further, based on all the data recorded by the fact-finding system, performance appraisal of the work quality of personnel involved in safety production management is carried out to ensure that safety production measures and processes are implemented as required.

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In summary, some of the benefits of the EB system are:

•	Information collection, distribution, retrieval, and monitoring have become transparent and immediate.

•	Information and knowledge collected by the frontline technicians or engineers freely flows through the management structure.

•	Safety information is readily shared.

•	The structured data format allows statistics to be generated for key management information.

•	Management has requirements, incentives, and tools to make prompt and more accurate decisions.

•	Collaboration is facilitated, KPI assessments are able to be fair and timely, and each person is accountable for their work.

16.5	Production and scheduling

16.5.1	Development schedule

Table 16.13 summarizes the LOM development schedule from 1 January 2026, start of FY2026Q4, for each of the Ying mines and for the entire operation.

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Table 16.13    Ying Mines LOM development schedule by fiscal year (FY)

Mine	Categories	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total
SGX	Capitalized Working - Horizontal	6,709	31,625	31,286	25,743	15,072	9,219	8,410	7,405	5,535	2,995	250	295						144,544
	Capitalized Working - Vertical	150	1,090																1,240
	Operational Working - Horizontal	3,998	21,324	21,179	19,755	18,755	19,007	17,017	14,225	14,069	13,266	10,145	8,437	8,630	8,215	5,521	5,045		208,587
	Operational Working - Vertical	1,397	6,043	7,563	6,611	7,014	6,805	7,008	6,911	6,437	6,452	5,708	5,193	4,691	5,848	3,279	2,763		89,723
	Total (m)	12,254	60,082	60,028	52,109	40,841	35,031	32,435	28,541	26,041	22,713	16,103	13,925	13,321	14,063	8,800	7,808		444,094
HZG	Capitalized Working - Horizontal	2,003	12,815	8,661	6,880	3,896	2,382	1,922	1,632	1,943	1,630	1,745							45,509
	Capitalized Working - Vertical	215	1,005																1,220
	Operational Working - Horizontal	230	1,884	4,021	1,716	3,600	3,686	3,892	4,025	3,537	3,605	646							30,842
	Operational Working - Vertical	61	671	1,526	722	1,443	1,430	1,468	1,685	1,344	1,441	220							12,011
	Total (m)	2,509	16,375	14,208	9,318	8,939	7,498	7,282	7,342	6,824	6,676	2,611							89,582
HPG	Capitalized Working - Horizontal	2,461	13,152	8,694	4,495	4,075	3,730	3,455	4,190	740									44,992
	Capitalized Working - Vertical	145	382	250	10			60	532	650									2029
	Operational Working - Horizontal	1,908	7,480	7,787	9,923	9,623	8,012	6,286	3,981	7,421	2,396	364							65,181
	Operational Working - Vertical	345	1,260	1,519	1,695	1,941	1,675	1,736	269	1,600	942	238							13,220
	Total (m)	4,859	22,274	18,250	16,123	15,639	13,417	11,537	8,972	10,411	3,338	602							125,422
TLP	Capitalized Working - Horizontal	5,237	11,355	9,602	7,522	5,115	4,945	4,980	4,950	5,345	5,430	5,130	920						70,531
	Capitalized Working - Vertical	1,148	1,785	635															3,568
	Operational Working - Horizontal	6,162	16,268	10,219	9,125	6,300	6,283	5,859	5,561	5,192	4,969	4,433	2,834						83,205
	Operational Working - Vertical	1,842	7,138	4,520	3,579	3,536	2,940	2,928	2,828	2,638	2,738	2,228	1,883						38,798
	Total (m)	14,389	36,546	24,976	20,226	14,951	14,168	13,767	13,339	13,175	13,137	11,791	5,637						196,102
LME	Capitalized Working - Horizontal	2,909	12,980	8,787	7,515	5,760	4,764	4,141	3,550	3,593	3,468	3,280	3,042	2,324	1,978	1,588	1,421		71,100
	Capitalized Working - Vertical	60	1,484	182	246	77	20	145	0	0	0	0	0	0	57	0	93		2,364
	Operational Working - Horizontal	585	3,142	2,941	3,425	3,293	3,099	2,896	2,862	2,393	2,613	3,005	1,993	2,763	1,482	2,287	1,238		40,018
	Operational Working - Vertical	366	1,589	1,785	2,034	1,841	1,698	1,708	1,650	1,428	1,373	1,631	1,281	1,568	854	1,208	671		22,685
	Total (m)	3,920	19,195	13,695	13,220	10,971	9,581	8,890	8,062	7,414	7,454	7,916	6,316	6,655	4,371	5,083	3,423		136,167
LMW	Capitalized Working - Horizontal	4,846	19,653	13,995	12,029	2,410	1,844	1,408	729	679	549								58,141
	Capitalized Working - Vertical		999	210															1,209
	Operational Working - Horizontal	2,973	16,132	10,233	9,266	6,973	7,153	6,562	6,698	5,457	3,168	218							74,833
	Operational Working - Vertical	439	2,743	4,654	3,164	2,672	1,673	1,954	2,270	866	354	0							20,789
	Total (m)	8,258	39,527	29,092	24,459	12,055	10,670	9,924	9,697	7,001	4,071	218							154,973
DCG	Capitalized Working - Horizontal	150	1,704	1,460	2,135	1,445	1,131	172											8,197
	Capitalized Working - Vertical	0	3,330	760															4,090
	Operational Working - Horizontal	659	3,725	2,663	983	840	582												9,452
	Operational Working - Vertical	170	301	685	300	655	350												2,461
	Total (m)	979	9,060	5,568	3,418	2,940	2,063	172											24,200
KP	Capitalized Working - Horizontal	3,047	11,093	7,630															21,770
	Capitalized Working - Vertical
	Operational Working - Horizontal		2,570	1,180	360														4,110
	Operational Working - Vertical		3,320	2,155	420														5,895
	Total (m)	3,047	16,983	10,965	780														31,775
Ying	Capitalized Working - Horizontal	27,362	114,376	90,115	66,319	37,773	28,015	24,488	22,456	17,835	14,072	10,405	4,257	2,324	1,978	1,588	1,421		464,784
	Capitalized Working - Vertical	1,718	10,075	2,037	256	77	20	205	532	650					57		93		15,720
	Operational Working - Horizontal	16,515	72,525	60,223	54,553	49,384	47,822	42,512	37,353	38,068	30,017	18,811	13,265	11,393	9,698	7,808	6,283		516,228
	Operational Working - Vertical	4,620	23,065	24,407	18,525	19,102	16,571	16,802	15,613	14,313	13,300	10,025	8,357	6,259	6,702	4,487	3,434		205,582
Total	Total (m)	50,215	220,042	176,782	139,653	106,335	92,428	84,007	75,954	70,866	57,389	39,241	25,879	19,976	18,435	13,883	11,231		1,202,314

Note: Numbers may not compute exactly due to rounding.

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Development is characterized as either operating or capital and includes vein exploration, stope preparations, level development, ramps, decline and shaft excavation, raises and orepasses, and underground infrastructure development. Capital development is notionally associated with ramp excavation, level access, and level haulage drifts. Operating development is notionally the portions of the development that provide immediate access to a stope, draw-point accesses, cutting raises and vein development, including exploration vein development.

The QP notes and considers that the projected advance rate of 120 m/m (~4 m/d) for the main ramp development at SGX, LMW, TLP, and HZG is reasonable. The QP also notes that the annual development projections, particularly in the next few years, are achievable, while necessitating a continuing high degree of development schedule and control throughout the Ying operations, which is a key contributor to the production increases discussed below.

16.5.2	Mines production

16.5.2.1	Production rate

Mine operations are scheduled for 365 days of the year, but with production on a 330 days per year basis. Nominal projected production rates for shrinkage, resue, and room and pillar stopes are around 1,000 t, 400 t, and 700 t per month, respectively, but with the actual rate from each stope being dependent on realized vein and excavation widths. The longhole production rate is projected at 1,500 t per month.

Table 16.14 is a general summary of planned peak production rates and projected years of operation for the Ying mines.

Table 16.14   Ying mines production rate summary

		Production rate (t/month)			Typical no. of stopes in operation	LOM peak annual production (kt/a)	Estimated mine life (years)
	Shrinkage	Room and Pillar	Longhole	Resue
SGX	1,000		1,500	400	192	500	16
HZG	1,000			400	28	100	11
HPG	1,000		1,500	400	48	120	10
TLP	1,000	700		400	174	400	9
LME	1,000	700		400	41	150	16
LMW	1,000	700	1,500	400	102	240	12
DCG	1,000			400	12	50	8
KP	1,000	700		400	28	90	4

16.5.2.2	Mine production: 1 January 2023 to 31 December 2025

Table 16.15 summarizes mine production tonnes and grade from 1 January 2023 to 31 December 2025.

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Table 16.15    Ying mines production Q4 FY2023 to Q3 FY2026

Mine	Ore type	Unit	FY2023Q4	FY2024	FY2025	FY2026	Total
						Q1-Q3
SGX	Ore mined	t	46,378	292,266	335,841	283,198	957,684
	Grade	Ag (g/t)	326	307	277	218	271
		Au (g/t)	0.18	0.15	0.13	0.12	0.14
		Pb (%)	5.62	5.40	4.65	3.92	4.71
		Zn (%)	1.53	1.67	1.59	1.22	1.50
HZG	Ore mined	t	8,912	74,801	90,037	63,895	237,645
	Grade	Ag (g/t)	245	229	251	227	237
		Au (g/t)	0.21	0.14	0.14	0.09	0.13
		Pb (%)	1.09	1.04	0.56	0.95	0.84
		Zn (%)
HPG	Ore mined	t	12,255	73,853	82,523	80,465	249,096
	Grade	Ag (g/t)	109	82	81	66	78
		Au (g/t)	0.99	1.01	1.17	1.09	1.09
		Pb (%)	3.11	2.63	2.42	1.70	2.28
		Zn (%)	0.74	0.67	0.50	0.50	0.56
TLP	Ore mined	t	41,487	247,177	299,117	278,492	866,273
	Grade	Ag (g/t)	219	182	160	155	168
		Au (g/t)	0.24	0.18	0.15	0.12	0.15
		Pb (%)	3.00	2.49	2.17	2.07	2.27
		Zn (%)
LME	Ore mined	t	4,210	24,104	49,787	62,949	141,050
	Grade	Ag (g/t)	278	248	239	251	247
		Au (g/t)	0.25	0.15	0.10	0.15	0.13
		Pb (%)	1.71	1.42	1.21	1.28	1.29
		Zn (%)	0.30	0.07	0.04		0.03
LMW	Ore mined	t	16,998	102,992	163,093	147,499	430,582
	Grade	Ag (g/t)	281	245	213	221	226
		Au (g/t)	0.80	0.69	0.58	0.57	0.61
		Pb (%)	2.18	2.32	1.98	1.52	1.91
		Zn (%)
DCG	Ore mined	t	1,963	11,917	10,051	1,981	25,913
	Grade	Ag (g/t)	74	48	41	61	48
		Au (g/t)	0.46	0.42	0.49	1.68	0.54
		Pb (%)	2.13	1.82	1.46	0.78	1.62
		Zn (%)
Ying Mines	Ore mined	t	132,204	827,112	1,030,449	918,479	2,908,243
	Grade	Ag (g/t)	255	231	212	190	212
		Au (g/t)	0.37	0.32	0.30	0.28	0.30
		Pb (%)	3.62	3.38	2.79	2.40	2.87
		Zn (%)	0.61	0.66	0.56	0.43	0.55

Notes:

•	Grades in Ying Mines total reflect final adjustments from individual period reporting – this results in some non-material grade differences when compared to compilation of individual period numbers.
•	Numbers may not compute exactly due to rounding.

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16.5.2.3	Ying LOM production planning

Projected production at the Ying operations shows an increase of about 35% by FY2029 over the FY2026 performance (see Section 16.5.2.4 below). Each mine within the district has a specific plan to achieve its contribution towards the overall projected increase. Plans reference currently completed development, but also include additional stopes and associated necessary development, manpower increases – largely for LHD driving, mucking and drilling, and additional mobile equipment – particularly LHDs.

16.5.2.4	Ying LOM production schedule

Table 16.16 is a summary of projected LOM production for each of the Ying mines and for the entire operations based on the 31 December 2025 Mineral Reserve estimates. Figure 16.15 shows the production schedule in chart format.

Annual ore production in the LOM plan is projected to rise from the projected full-year FY2026 level of about 1.2 Mt to: 1.3 Mt in FY2027, 1.5Mt in FY2028, and over 1.6 Mt in FY2029, with that level being maintained through to FY2031. From FY2032, a slow year-over-year decline is projected to around 1.52 Mt in FY2034, followed by a more rapid decline from 1.37 Mt in FY2035, 1.26 Mt in FY2036, 1.17 Mt in FY2037, 830 kt in FY2038, and a further year-over-year decline to 300 kt in the currently projected final year of FY2042.

The significantly increased production rate through to FY2029, and the maintenance of higher than current production levels envisaged though FY2036, reflects the planning aspects referenced in Section 16.5.2.3. The QP considers that the planned production increases are achievable, but in addition to projected increases in development, manpower, and mobile equipment, a major and continual focus on planning and control, particularly dilution aspects, personnel capabilities, and mechanized equipment maintenance, will be fundamental to success. Introduction to more mechanized equipment also brings additional safety considerations, with specific training and enforced protocols and operating practices being necessary. Safety around open brows, remote mucking practices, and provision of safety bays and adequate equipment clearances relative to drift widths are specific examples of aspects to be addressed.

Ying mine Ag grades are projected to be relatively consistent, averaging around 175 g/t for the LOM but with some inconsistency in later years. Planned lead grades average around 2.29% through to FY2031 but then generally increase, reaching close to 3% by FY2038 and through to FY2041. Average zinc grades show a steady increase from 0.50% in FY2026, reaching 1.56% in FY2040. Gold grades average about 0.26 g/t through to FY2030 but then decline steadily to a projected final low of 0.02 g/t in FY2039. The projected AgEq grade is relatively stable over the LOM, averaging 260 g/t.

To maintain optimum metal grades while embarking on increased production, the QP recommends that Silvercorp redouble its focus on planning, and on dilution and grade control via the Mining Quality Control Department.

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Table 16.16     Ying Mines LOM production plan

SGX	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	73	370	441	481	507	519	503	503	511	509	512	487	477	407	398	331	214	7,243
Au (g/t)	0.11	0.09	0.01	0.06	0.04	0.02	0.05	0.06	0.03	0.08	0.04	0.03	0.05	0.03	0.01	0.01		0.04
Ag (g/t)	215	215	215	215	215	214	212	212	208	204	196	191	184	183	178	162	140	200
Pb (%)	4.02	4.26	4.25	4.04	3.67	3.98	3.96	3.82	3.94	4.19	3.71	3.77	3.52	3.51	4.03	3.73	3.09	3.87
Zn (%)	1.68	1.64	1.67	1.72	1.69	2.16	1.83	1.98	1.93	1.57	1.88	1.71	1.89	1.95	2.07	1.64	1.40	1.81
Cu (%)
AgEq (g/t)	345	348	344	342	332	346	339	339	336	334	317	310	301	300	309	278	236	324
HZG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	11	100	100	100	100	100	100	101	101	100	97	76						1,086
Au (g/t)
Ag (g/t)	176	206	202	202	203	205	206	202	202	201	182	161						198
Pb (%)	0.56	0.68	0.79	0.73	0.72	0.63	0.56	0.83	0.84	0.66	0.61	0.56						0.69
Zn (%)
Cu (%)	0.29	0.28	0.35	0.34	0.33	0.29	0.34	0.23	0.19	0.20	0.23	0.23						0.28
AgEq (g/t)	201	233	235	233	234	232	233	230	229	224	206	183						225
HPG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	20	115	116	119	125	130	131	132	132	132	107	88						1,348
Au (g/t)	0.80	0.82	1.08	1.28	1.27	1.07	1.01	0.88	1.14	0.58	0.65	1.14						0.99
Ag (g/t)	63	63	63	56	54	65	64	70	64	71	71	23						62
Pb (%)	2.22	2.29	1.73	1.97	2.21	2.81	2.97	3.04	2.29	3.20	2.83	1.61						2.48
Zn (%)	0.62	0.60	0.46	0.73	0.57	0.49	0.68	0.86	0.47	0.91	0.73	0.59						0.65
Cu (%)	0.09	0.10	0.10	0.06	0.06	0.04	0.06	0.06	0.10	0.06	0.04	0.02						0.07
AgEq (g/t)	204	207	217	236	237	240	242	240	236	219	212	178						225
TLP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	84	332	373	416	413	402	393	362	340	306	255	248	142					4,066
Au (g/t)
Ag (g/t)	158	160	170	167	170	162	158	152	135	122	91	77	73					145
Pb (%)	2.33	2.31	2.13	2.10	1.88	2.09	2.08	2.18	2.40	1.63	2.59	2.61	2.60					2.18
Zn (%)
Cu (%)
AgEq (g/t)	210	212	217	214	212	209	205	200	188	158	149	135	131					193
LM East	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	23	101	104	128	148	147	154	157	156	158	158	160	160	152	152	143	88	2,289
Au (g/t)				0.04					0.17	0.01	0.19		0.09					0.03
Ag (g/t)	217	236	257	239	226	238	229	225	232	213	223	210	206	225	230	230	228	227
Pb (%)	0.97	0.98	1.01	1.04	1.23	0.88	1.03	1.39	0.99	0.89	0.74	0.79	1.18	1.24	1.37	1.05	1.01	1.05
Zn (%)	0.20	0.22	0.22	0.26	0.23	0.23	0.33	0.29	0.27	0.19	0.22	0.17	0.26	0.19	0.20	0.33	0.32	0.24
Cu (%)
AgEq (g/t)	239	259	281	265	254	259	254	257	264	234	250	228	238	253	261	256	253	253

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LM West	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	66	235	250	250	249	247	247	242	229	170	132	107	51					2,475
Au (g/t)	0.61	0.52	0.51	0.48	0.53	0.39	0.42	0.27	0.17	0.15	0.19	0.22	0.41					0.38
Ag (g/t)	150	180	167	172	165	178	165	166	166	172	173	164	123					168
Pb (%)	1.13	1.23	1.28	1.16	1.05	1.16	1.24	1.43	1.67	1.42	1.21	1.51	2.38					1.31
Zn (%)
Cu (%)	0.16	0.16	0.12	0.16	0.14	0.12	0.10	0.09	0.05	0.09	0.14	0.05	0.03					0.11
AgEq (g/t)	233	258	244	245	239	241	232	224	220	220	222	218	212					234
DCG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	1	22	21	53	55	55	56	54	47									365
Au (g/t)	1.21	2.11	2.27	2.09	1.79	1.59	1.02	1.01	0.91									1.50
Ag (g/t)	27	39	35	40	36	27	32	30	30									33
Pb (%)	0.86	0.94	0.34	0.24	0.59	0.46	2.01	1.66	1.97									1.08
Zn (%)
Cu (%)
AgEq (g/t)	146	235	233	220	198	170	159	150	148									181
KP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)		35	97	97	18													248
Au (g/t)		0.40	0.63	0.76	0.80													0.66
Ag (g/t)		132	178	151	142													158
Pb (%)		0.83	1.13	1.21	1.09													1.12
Zn (%)		1.24	2.38	2.48	1.60													2.20
Cu (%)
AgEq (g/t)		207	302	289	264													281
Ying Mine	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	278	1,308	1,503	1,644	1,616	1,600	1,584	1,552	1,516	1,374	1,261	1,166	830	559	550	474	302	19,119
Au (g/t)	0.24	0.24	0.24	0.30	0.26	0.21	0.20	0.17	0.18	0.11	0.12	0.12	0.07	0.02	0.01	0.01	0.00	0.18
Ag (g/t)	169	177	181	176	177	179	174	173	169	170	164	152	165	194	192	183	166	174
Pb (%)	2.29	2.38	2.32	2.24	2.15	2.36	2.42	2.48	2.54	2.55	2.54	2.54	2.84	2.89	3.30	2.92	2.49	2.47
Zn (%)	0.50	0.57	0.69	0.72	0.61	0.76	0.67	0.74	0.72	0.69	0.86	0.78	1.14	1.47	1.56	1.24	1.08	0.79
Cu (%)	0.06	0.06	0.05	0.05	0.05	0.04	0.04	0.03	0.03	0.03	0.04	0.02	0.00	0.00	0.00	0.00	0.00	0.03
AgEq (g/t)	252	264	270	268	261	266	260	258	256	250	247	235	254	287	296	271	241	260
Ag (t)	47	232	272	290	285	286	276	268	257	234	207	178	137	109	106	87	50	3,320

Notes:

•	Numbers may not compute exactly due to rounding.
•	Low zinc grades with minimal value not included for HZG, TLP, LME, LMW, and DCG.
•	DCG mine plan includes ~ 40 kt of Inferred Resources – not material to Ying Mineral Reserves.
•	Other very minor and non-material differences between schedule and Mineral Reserves.

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Figure 16.15    Ying Mines LOM production

Source: Silvercorp / AMC 2026.

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16.6	Reconciliation

Table 16.17 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2023 to 31 December 2025.

Table 16.17   Mineral Reserve to production reconciliation: January 2023 – December 2025

	Mine	Mineral Reserve (kt)	Grade				Metal
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	556	0.07	239	4.26	1.87	1.3	4,272	23.7	10.4
	HZG	105		263	0.72			888	0.8
	HPG	186	1.45	58	2.12	0.71	8.7	349	4.0	1.3
	LME	74		347	1.47			824	1.1
	LMW	206	0.41	238	1.91		2.7	1,580	3.9
	TLP	543		168	1.95			2,939	10.6
	DCG	10	1.02	39	2.20		0.3	13	0.2
	TOTAL	1,681	0.24	201	2.63	0.70	13.0	10,865	44.2	11.7
Reconciled Mine Production	SGX	552	0.12	247	4.24	1.39	2.1	4,392	23.4	7.7
	HZG	138		239	0.79			1,057	1.1
	HPG	147	1.11	72	2.03	0.50	5.2	338	3.0	0.7
	LME	97		237	1.17			737	1.1
	LMW	291	0.53	215	1.75		5.0	2,009	5.1
	TLP	489		152	1.99			2,394	9.7
	DCG	13	0.61	42	1.34		0.2	17	0.2
	TOTAL	1,726	0.23	197	2.52	0.49	12.6	10,945	43.6	8.4
Mine Production as % of Reserves	SGX	99%	166%	104%	100%	74%	165%	103%	99%	74%
	HZG	131%	-	91%	110%			119%	144%
	HPG	79%	77%	123%	95%	70%	60%	97%	75%	55%
	LME	131%		68%	80%			89%	104%
	LMW	141%	130%	90%	92%		184%	127%	129%
	TLP	90%		90%	102%			81%	92%
	DCG	125%	59%	108%	61%		74%	135%	76%
	Total	103%	94%	98%	96%	70%	97%	101%	99%	72%

Notes:

•	Assumes 2.5% moisture in wet ore.
•	Numbers may not compute exactly due to rounding.
•	Low Cu values at HPG and LMW not referenced and not material.

The QP makes the following observations relative to the data in Table 16.17:

•	Overall, the mine produced 3% more tonnes from Mineral Reserves at gold, silver, lead and zinc grades that were, respectively, 6%, 2%, 4%, and 30% lower than reserve grades. Contained gold, silver, lead, and zinc metal values were, respectively, 3% lower, 1% higher, 1% lower, and 28% lower relative to Mineral Reserve estimates.
•	The slightly lower mined grades for Au, Ag, and Pb suggest that, overall, dilution control has not suffered significantly in the recent move towards increased production, but with some greater fluctuation seen on an individual mine basis.

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•	The particularly low zinc grade and metal recovered vs reserves may be attributed, to some extent, to processing recovery uncertainty affecting reconciled values, and to an expected greater processing focus on the higher value metals. The QP notes that zinc contributes only about 4% to Ying revenue in the LOM plan.
•	General factors that may contribute to results variability include:

—	Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.
—	Variable or adverse ground conditions.
—	Increased use of shrinkage stoping in very narrow and / or discontinuous veins.
—	Mining of lower grade, but still economic, material outside of the vein proper.
—	Misattribution of feed source to the mill.
—	Mill process control issues.
—	Mill focus issues on metal prioritization.

Silvercorp has previously placed a high level of focus on dilution control and, as part of that effort, revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP recommends that Silvercorp continue to emphasize the dilution control aspects of the mining process and notes that this will be even more important with an LOM plan that projects yet higher production rates (see Section 16.5.2.4). The QP recommends that Silvercorp undertake regular mill audits aimed at ensuring optimum process control and mill performance.

16.7	Mining summary

The Ying mine complex is a viable operation with a projected LOM through to 2042 based on Proven and Probable Reserves.

Annual ore production in the LOM plan is projected to rise by over 30% from the projected full-year FY2026 level of about 1.2 Mt to over 1.6 Mt in FY2029, with over 1.5Mtpa being maintained through to FY2034.

The QP considers that the planned production targets are achievable but, in addition to the projected increases in development, manpower, and mobile equipment, a major and continual focus on planning and control, particularly dilution aspects, personnel capabilities, and mechanized equipment maintenance, will be fundamental to success. Introduction to more mechanized equipment also brings additional safety considerations, with specific training and enforced protocols and operating practices being necessary.

Ying mine Ag grades are projected to be relatively consistent, averaging around 174 g/t for the LOM but with some inconsistency in later years. Planned lead grades average around 2.29% through to FY2031 but then generally increase, reaching close to 3% by FY2038. Gold grades average about 0.26 g/t through to FY2030 but then decline steadily to a projected final low of 0.02 g/t in FY2039. Average zinc grades show a steady increase from 0.50% in FY2026 to 1.56% in FY2040. The projected AgEq grade is relatively stable over the LOM, averaging 260 g/t.

To maintain optimum metal grades while embarking on increased production, the QP recommends that Silvercorp redouble its focus on planning, and on dilution and grade control via the Mining Quality Control Department.

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The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The ultimate success of the planned significant increase in production at close to Mineral Reserve grades will, to a large degree, be dependent on:

•	Diligent planning and the consistent availability of resources, particularly skilled manpower numbers and appropriately maintained equipment.
•	A concentrated focus on achieving production rate goals with the adopted mining methods while exercising strict dilution control.
•	An emphasis on necessary operating protocols and safety standards.

The QP recommends that efforts continue to fully integrate the Resource estimation, Reserve estimation, and mine planning processes for both internal planning and external reporting across all mine sites.

The QP acknowledges the definitive process for tracking ore haulage to the surface processing plants and understands that this is part of a deliberate focus on planning, scheduling, execution, and control of mining operations.

Ying mines safety is governed by Chinese statutory requirements, and the QP acknowledges that, in certain areas, those requirements are exceeded. The QP recommends that Silvercorp focus on the highest safety standards, including implementation of a policy whereby the more stringent of either Chinese or Canadian safety standards are employed. The introduction of more mechanized equipment and the adoption of additional mining methods over those previously employed also mean that appropriate training must be provided, and standard operating procedures (SOPs) developed and diligently exercised.

The QP recognizes the technological change that has been underway at the Ying Property in certain areas of the mining process, including the use of more mechanized equipment underground and ore sorting on surface. The QP also notes the construction of a backfill station at LMW and the introduction of backfill to some stopes and, since 2021, the use of room and pillar mining and electric slushers in slightly dipping stopes with vein thickness over 1 m to improve production rates. The longhole mining recently introduced and the decision to expand its use in certain areas is also noted.

With respect to longhole mining, the generally good ground conditions, and the regularity and sub-vertical nature of the Ying district veins provide the opportunity to effectively employ such a bulk-mining method. The QP considers that a more widespread application of the methodology is possible, with a view to further increase stope production rates, but with recognition that design and blasting practices aimed at dilution control will require yet more focus.

With the deepening of development and stoping activities, the QP suggests that Silvercorp begin to collect stress information at depth in order to take preventive measures should they be required.

The QP notes that, of the US$365M capital expenditure in the LOM plan, approximately US$38M is allocated for expenditure on facilities, plant, and equipment (see Section 21), with most of that financial provision supporting future production and associated technological changes. Separate from that US$38M, but also included in the LOM capital, is $40M through to FY2028 for completion of current milling expansion activities (largely Mill Plant 3; but also including ore sorting and TSF costs).

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17	Recovery methods

17.1	Introduction

Silvercorp currently runs two processing plants - Plant 1 (also known as No. 1 Mill or Xiayu Plant) and Plant 2 (also known as No. 2 Mill or Zhuangtou Plant) - for the Ying operations, with a total design capacity of 1,800 tpd (prior to October 2011), and then 2,800 tpd after October 2011 when expansion Phase II was completed. The two plants are situated within 2 km of each other. An extension to No. 2 Mill - which increased its processing capacity to 3,500 tpd - was completed in November 2024. The combined, designed plant capacity is 4,300 tpd, and the actual, demonstrated capacity is 4,000 tpd.

A third processing plant (No. 3 Mill or Plant 3) is planned to begin operation in 2027 and is currently in the final design and construction planning stages.

Tailings from the two plants have, to date, been directed to two Tailings Storage facilities (TSF1 and TSF2). A third TSF (TSF3 or Shimengou TSF) was constructed and put into pilot operation in November 2024 to accommodate tailings beyond the capacity of the current two TSFs. With some upgrading, TSF3 was permitted by the provincial government to start formal operation in December 2025.

The development history for Plants 1 and 2 is described below and summarized in Table 17.1:

•	Both plants were designed based on the lab tests completed by HNMRI in 2005.

•	Plant 1 (Xiayu Plant, with design capacity of 600 tpd, later expanded to 800 tpd) has been in operation since March 2007.

•	Plant 2 (Zhuangtou Plant): (1) Phase I (1,000 tpd) has been in operation since December 2009; (2) Phase II (also 1,000 tpd) has been in operation since October 2011 when construction of another parallel flotation bank was completed. Phase III (1,500 tpd) has been in operation since November 2024, when the 3rd parallel flotation bank was added.

•	Total design capacity of these plants is 4,300 tpd of ore.

•	Total actual processing capacity for Plants 1 and 2 is currently 4,000 tpd of ore.

In this section, production data from FY2020 through FY2025 (1 April 2018 to 31 March 2024) have generally been referenced, unless otherwise specified.

Table 17.1 shows a summary of the current capacity of the process plants.

Table 17.1      Processing Plants 1 and 2 - summary of current capacities

Items	Plant 1	Plant 2 (Phase I)	Plant 2 (Phase II)	Plant 2 (Phase III)	Plants 1+2
First year in operation	Mar 2007	Dec 2009	Oct 2011	Nov 2024
Design capacity (tpd)	800	1,000	1,000	1,500	4,300
Actual capacity (tpd)	700	900	900	1,500	4,000
Plant availability (day/yr)	330	330	330	330	330
Major ore feed	LM / TLP / HZG	All	All	All	All
Tailings pond	TSF1-Zhuangtou	TSF2-Shiwagou	TSF2-Shiwagou	TSF3-Shimengou	TSF1+TSF2+TSF3

Source: Silvercorp, 2025.

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17.2	Ore supply and concentrate production from Ying Property mines

17.2.1	Ore supply

Ore from the Ying mines is shipped via truck to processing Plants 1 and 2:

•	SGX / HPG lumps: Prior to FY2020, rich, large-size galena lumps with characteristic specular, silver-grey appearance were often hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. Such lumps were milled in a dedicated facility and then sold directly or mixed with flotation lead concentrate for sale. This practice has been discontinued since the end of FY2019.
•	SGX / HZG and HPG ore: An ore transportation tunnel from SGX to HPG was constructed and the haul road from HPG to the plants has been upgraded, with ore from all three sites transported by truck through the tunnel and via the haul road to the plants.
•	TLP / LME / LMW ore: Transported via truck directly from mine site to the plants.
•	DCG ore: A transportation tunnel from TLP to DCG was completed in October 2020 to haul the ore from DCG via TLP to the plants by truck.
•	The KP mine is currently under construction, with no fixed plans for the milling of future production. Metallurgical testing has been initiated on the KP ore to allow processing flowsheet development.

Table 17.2 summarizes the ore supply from the mines from FY2020 to FY2025. Some aspects of note are:

•	SGX has remained the largest contributor to production at 36% of total for FY2025.
•	TLP at 28% of total for FY2025 remains the second largest contributor and continues a five-year trend of increasing production.
•	Production at LME doubled in FY2025, while LMW increased 63%, HZG increased 20%, TLP increased 19%, SGX increased 14%, and HPG increased 10%.
•	Overall production increase of 31% in the last two years (24% in 2025 alone).

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Table 17.2    Ore supply to Plants 1 and 2 from FY2020 to FY2025

Fiscal year	Unit	SGX	HZG	HPG	TLP	LME	LMW	DCG	Subtotal
2020	Tonnes	236,696	52,618	54,945	154,373	44,436	58,435	-	601,504
	Contribution (%)	39	9	9	26	7	10		100
2021	Tonnes	241,004	51,754	65,922	176,635	49,872	66,216	-	651,402
	Contribution (%)	37	8	10	27	8	10		100
2022	Tonnes	261,639	49,497	59,183	201,572	39,227	69,486	3,688	684,292
	Contribution (%)	38	7	9	29	6	10	1	100
2023	Tonnes	285,116	53,120	68,742	232,778	30,278	93,077	9,946	773,057
	Contribution (%)	37	7	9	30	4	12	1	100
2024	Tonnes	292,161	74,393	73,822	239,034	24,089	101,858	10,788	816,145
	Contribution (%)	36	9	9	29	3	12	1	100
2025	Tonnes	332,817	89,290	81,083	284,527	48,631	166,432	10,879	1,013,659
	Contribution (%)	33	9	8	28	5	16	1	100
Totals 2020-2025	Tonnes	1,649,433	370,672	403,697	1,288,919	236,533	555,504	35,301	4,540,059
	Contribution (%)	36	8	9	28	5	12	1	100
Production ranking (2025)		1	5	4	2	6	3	7

Notes: 1Includes BCG contribution. BCG is the south part of HZG.

•	Wet tonnes basis.
•	Numbers may not compute exactly due to rounding.

Source: Silvercorp, 2025.

Figure 17.1 shows total ore treated by fiscal year from FY2020 to FY2025.

Figure 17.1   Tonnes milled production trend - FY2020 to FY2025

Source: Silvercorp data, 2025.

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17.2.2	Ore composition per mine

Table 17.3 shows average mill feed grades by mine for FY2025. HZG, TLP, LMW, and DCG have very low zinc values (shown as ‘zero’ in the table as processing of zinc from these sites is of little value).

Table 17.3      Average mill feed grades by mine - FY2025

Unit	SGX	HZG	HPG	TLP	LME	LMW	DCG	Average
Ag (g/t)	277	252	81	160	239	213	41	212
Pb (%)	4.65	0.74	2.42	2.17	1.21	1.98	1.46	2.79
Zn (%)	1.59	-	0.50	-	-	-	-	0.56
Au (g/t)	0.13	0.14	1.17	0.15	0.10	0.58	0.49	0.30

Notes: Grades are weighted averages by ore from each mine.

Numbers may not compute exactly due to rounding.

Source: Silvercorp, 2025.

17.2.3	Concentrate production by mine - FY2025

Table 17.4 summarizes the quantity of concentrate products, by mine, in FY2025. There was no hand-sorting ore during this period.

Table 17.4      Concentrate production by mine - FY2025

Products	Wt.	SGX	HZG	HPG	TLP	LME	LMW	DCG	Subtotal
1. Hand-sorted concentrate
	(tonnes)	0	0	0	0	0	0	0	0
2. Knelson concentrate
	(tonnes)	7.80	0	54.04	0	0	57.59	1.18	120.61
3. Flotation concentrate
Pb flotation conc	(tonnes)	25,138	1,938	5,206	11,978	1,212	7,510	275	53,257
Zn flotation conc	(tonnes)	7,239	0	631	0	12	0	0	7,882
Pb+Zn concs	(tonnes)	32,377	1,938	5,837	11,978	1,225	7,510	275	61,140
Conc contribution (%)		53	3	10	20	2	12	0	100
Conc. production ranking (2025)		1	5	4	2	6	3	7

Note: Numbers may not compute exactly due to rounding.

Source: Silvercorp, 2025.

17.2.4	Concentrate quality and metal recovery (average) - FY2020 to FY2025

Table 17.5 and Table 17.6 summarize the concentrate quality and recovery (average) by year from FY2020 to FY2025, with the recovery also shown in Figure 17.2. The results indicate that:

•	Pb and Ag recoveries have been stable. The average recovery rates for Pb and Ag are 95.21% and 95.48%, respectively; these values are significantly higher than the common design recovery rate of 90%.
•	Pb and Ag grades in lead concentrate have been relatively stable; however, the average Pb grade decreased to 48.38% in 2025 and is lower than the design value of 60%.
•	Zn grade in zinc concentrate averaged 49.94% over the six-year period, which is significantly higher than the design value of 45%.
•	Zn recovery averaged 64.80%, which reflects a generally increasing trend since 2022. The average Zn recovery is still significantly lower than the target of 85%, this being attributed to lower than anticipated zinc content in the ore feed.
•	The statistics are consistent with an increasing proportion of production from lower grade mines like TLP, while over 50% of Pb concentrate is from SGX.

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Table 17.5   Concentrate quality by year - FY2020 to FY2025

Product	Fiscal Year	Wt (t)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
PbS Lumps hand-sort	2020	-	-	-	-	-
	2021	-	-	-	-	-
	2022	-	-	-	-	-
	2023	-	-	-	-	-
	2024	-	-	-	-	-
	2025	-	-	-	-	-
PbS flotation conc.	2020	46,285	55.31	3.35	3,758	-
	2021	49,074	53.5	3.02	3,532	-
	2022	48,433	51.40	3.60	3,538	-
	2023	52,152	52.40	2.97	3,592	1.55
	2024	50,799	50.21	2.45	3,429	3.26
	2025	53,257	48.38	2.33	3,706	3.70
Design	-	-	60	1.95	-	-
ZnS flotation conc.	2020	6,344	0.81	52.46	307	-
	2021	6,003	0.84	52.26	284	-
	2022	5,817	0.55	52.78	252	-
	2023	7,460	0.64	43.48	245	-
	2024	7,539	0.67	49.42	301	-
	2025	7,882	0.88	49.21	316	-
Design			0.95	45	-	-
Knelson conc.	2020	-	-	-	-	-
	2021	-	-	-	-	-
	2022	-	-	-	-	-
	2023	22	12.45	-	927	413.85
	2024	121	16.50	-	1,143	331.09
	2025	121	17.22	-	1,039	298.38
Design			49	-	8,260	409

Note: Numbers may not compute exactly due to rounding.

Source: Silvercorp, 2025.

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Table 17.6   Overall metal recovery by year - FY2020 to FY2025

Fiscal year	Pb (%)	Zn (%)	Ag (%)	Au (%)
2020	95.89	63.24	95.98	-
2021	96.02	62.40	94.22	-
2022	95.60	59.70	95.10	-
2023	95.02	63.18	95.57	86.41
2024	95.11	70.55	96.11	81.47
2025	93.63	69.74	95.88	79.21
Average	95.21	64.80	95.48	82.36
Design	90	85	90	80

Note: Numbers may not compute exactly due to rounding.

Source: Silvercorp, 2025.

Figure 17.2   Overall metal recovery to concentrate - FY2020 to FY2025

Source: AMC from Silvercorp data, 2025.

17.2.5	Impact of ore type on concentrate quality and metal recovery - FY2025

Table 17.7 to Table 17.13 summarize concentrate production by mine (SGX, HZG, HPG, TLP, LME, LMW, DCG) for FY2025.

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Table 17.7   SGX mine – ore processed – actual mass balance (FY2025)

Production	Wt (Tonne)	Mass yield (%)	Grade				Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
Wet tonnes	332,817
Dry tonnes	323,839	100.00	4.65	1.59	277	0.13	100.00	100.00	100.00	100.00
Knelson conc	7.80	0.002	21.97	-	665	84.59	0.01	-	0.01	1.52
Lead Con.	25,138	7.76	57.73	4.53	3,414	1.03	96.43	22.08	95.55	59.80
Zinc Con.	7,239	2.24	0.77	49.94	323	-	0.37	70.13	2.61	-
Tails	291,455	90.00	0.16	0.14	6	-	3.19	7.79	1.84	-

Source: Silvercorp, 2025.

Table 17.8   HZG mine – ore processed – actual mass balance (FY2025)

Production	Wt (Tonne)	Mass yield (%)	Grade				Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
Wet tonnes	89,290
Dry tonnes	87,015	100.00	0.73	-	251	0.14	100.00	100.00	100.00	100.00
Knelson conc	-	-	-	-	-	-	-	-	-	-
Lead Con.	1,938	2.23	29.17	-	10,766	3.94	88.42	-	95.57	62.17
Zinc Con.	-	-	-	-	-	-	-	-	-	-
Tails	85,076	97.77	0.09	-	11	-	11.58	-	4.43	-

Source: Silvercorp, 2025.

Table 17.9   HPG mine – ore processed – actual mass balance (FY2025)

Production	Wt (Tonne)	Mass yield (%)	Grade				Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
Wet tonnes	81,083
Dry tonnes	78,907	100.00	2.42	0.50	81	1.17	100.00	100.00	100.00	100.00
Knelson conc	54.04	0.068	18.54	-	923	374.53	0.52	-	-	-
Lead Con.	5,206	6.60	32.89	1.85	1,081	12.28	89.57	24.68	88.02	69.15
Zinc Con.	631	0.80	2.05	40.88	190	-	0.68	65.98	1.88	-
Tails	73,015	92.53	0.24	0.05	8	-	9.22	9.34	9.31	-

Source: Silvercorp, 2025.

Table 17.10   TLP mine - ore processed – actual mass balance (FY2025)

Production	Wt (Tonne)	Mass yield (%)	Grade				Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
Wet tonnes	284,527
Dry tonnes	276,500	100.00	2.17	-	160	0.15	100.00	100.00	100.00	100.00
Knelson conc.	-	0.000	0.00	-	-	-	-	-	5.16	5.26
Lead Con.	11,978	4.33	44.92	-	3,431	2.16	89.58	-	92.76	61.82
Zinc Con.	-	-	-	-	-	-	-	-	-	-
Tails	264,522	95.67	0.24	-	12	-	10.42	-	7.24	-

Source: Silvercorp, 2025.

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Table 17.11   LME mine - ore processed - actual mass balance (FY2025)

Production	Wt (Tonne)	Mass yield (%)	Grade				Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
Wet tonnes	48,631
Dry tonnes	47,384	100.00	1.21	0.04	239	0.10	100.00	100.00	100.00	100.00
Knelson conc.	-	-	-	-	-	-	-	-	-	-
Lead Con.	1,212	2.56	41.21	0.47	8,872	2.06	87.21	33.43	95.17	53.34
Zinc Con.	12	0.03	0.61	50.85	2,679	-	0.01	37.14	0.29	-
Tails	46,159	97.42	0.16	0.01	11	-	12.78	29.44	4.53	-

Source: Silvercorp, 2025.

Table 17.12   LMW mine – ore processed – actual mass balance (FY2025)

Production	Wt (Tonne)	Mass yield (%)	Grade				Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
Wet tonnes	166,432
Dry tonnes	162,076	100.00	1.98	-	213	0.58	100.00	100.00	100.00	100.00
Knelson conc.	57.59	0.036	15.37	-	1,203	258.10	0.28	-	-	-
Lead Con.	7,510	4.63	39.69	-	4,377	9.00	93.00	-	95.20	71.51
Zinc Con.	-	-	-	-	-	-	-	-	-	-
Tails	154,509	95.33	0.14	0.00	10	-	6.72	-	4.60	-

Source: Silvercorp, 2025.

Table 17.13   DCG mine – ore processed – actual mass balance (FY2025)

Production	Wt (Tonne)	Mass yield (%)	Grade				Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
Wet tonnes	10,879
Dry tonnes	10,569	100.00	1.46	-	41	0.49	100.00	100.00	100.00	100.00
Knelson conc.	1.18	0.011	15.76	-	825	190.37	0.12	-	0.04	8.18
Lead Con.	275	2.60	41.26	0.00	1,276	13.34	73.69	-	81.15	71.48
Zinc Con.	-	-	-	-	-	-	-	-	-	-
Tails	10,293	97.38	0.39	0.00	8	-	26.18	-	18.63	-

Source: Silvercorp, 2025.

Table 17.7 to Table 17.13 indicate that:

•	Pb recovery was close to or above design of 90% for SGX, HPG, TLP, and LMW, and exceeded it significantly at SGX and LMW.
•	Ag recoveries for SGX, HZG, TLP, LME, and LMW exceeded the design value of 90%.
•	Zinc concentrate grade: Zn grades met the target grade of 45% for SGX and LME, with HPG marginally below the goal.
•	No mines achieved the Zn recovery design value of 85%.
•	In all mines other than HZG and HPG, lead concentrates contained more than 33% Pb, which is acceptable within the Chinese domestic smelting market. HPG Pb content was just below 33%, HGG was at 29.17%. Higher treatment charges and lower percent payables are experienced for values lower than 33% (see terms in Section 19.3).

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17.2.6	Ore supply by plant

Silvercorp has adopted the following strategies to maximize the metal recovery and plant processing throughput:

•	Prior to FY2020, some high-grade lead lumps were hand-sorted at the mine sites and not processed via a flotation circuit. This served to increase overall lead recovery as the recovery for this fraction of lead in the feed is 100%. This also helped to reduce the flotation circuit loading and the operating cost in earlier years.
•	Plant 1 was upgraded by installing a Knelson concentrator to process gold-bearing ores from HPG, SGX, and LMW. Plant 1 also processes developmental, low-grade ores from LME, LMW, HZG, and part of TLP.
•	Plant 2 processes ores from all mines.
•	Lead concentrates from Plant 1 and Plant 2 are blended to maximize profit.
•	For higher Ag-grade ore from LME, LMW, and HZG, the lead concentrate product grade set-point is set slightly lower to increase the recovery.

Table 17.14 shows the ore feed by mine for flotation for FY2025. SGX, TLP, and HPG ores are rich in lead; and TLP, LMW, LME, HZG, and DCG have little zinc. Lead recovery ranged from 73.81% to 96.44%, with a weighted average of 93.63%. Silver recovery ranged from 81.37% to 98.16%, with a weighted average of 95.88%. Zinc recoveries were 65.98% for HPG, 70.13% for SGX, and 37.14% for LME, with a weighted average of 69.74%.

Table 17.14   Flotation feed: ore grade and recovery (FY2025)

Mines	Grade				Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
SGX	4.65	1.59	277	0.13	96.44	70.13	98.16	61.32
HZG	0.73	-	251	0.14	88.42	-	95.57	62.17
HPG	2.42	0.50	81	1.17	90.10	65.98	90.68	91.05
TLP	2.17	-	160	0.15	89.58	-	92.76	61.82
LME	1.21	0.04	239	0.10	87.21	37.14	95.47	53.34
LMW	1.98	-	213	0.58	93.27	-	95.40	87.24
DCG	1.46	-	41	0.49	73.81	-	81.37	75.85
Average	2.79	0.56	212	0.30	93.63	69.74	95.88	79.21

Source: Silvercorp, 2025.

Table 17.15 shows the ore feed from each mine processed at flotation Plants 1 and 2 in FY2025.

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Table 17.15   Flotation feed: tonnes to plants (FY2025)*

Mines	Plant 1 (t)	Plant 2 (t)	Subtotal (t)
SGX	3,226	329,591	332,817
HZG	84,153	5,137	89,290
HPG	32,675	48,408	81,083
TLP	14,105	270,422	284,527
LME	-	48,631	48,631
LMW	93,610	72,822	166,432
DCG	563	10,316	10,879
Subtotal	228,332	785,327	1,013,659
Ratio (%)	22.53	77.47	100.00

Note: *Feed numbers are wet tonnes.

Source: Silvercorp, 2025.

The data in Table 17.14 and Table 17.15 indicate that, for FY2025:

•	For Plant 2, ore from all mines was used as the feed for flotation, although only a small proportion of ore from HZG was processed in Plant 2.
•	Ore from HZG was generally lower grade and was primarily processed in Plant 1, along with about 40% of HPG ore, 5% of TLP ore, 56% of LMW ore, and 5% of DCG ore.
•	77% of the ore was processed at Plant 2, with an average daily processing rate of about 2,400 tpd versus the design capacity of 3,500 tpd.
•	23% of the ore was processed at Plant 1, with an average daily processing rate of about 700 tpd, versus the capacity of 700 tpd.

17.2.7	LOM mill feed schedule

From the LOM mine schedule, a mill feed schedule has been derived (Table 17.16) based on the following assumptions:

•	Plant 1 and Plant 2 (current capacity of 4,300 tpd) will both continue to operate until Plant 3 is completed and put into operation in 2027. At that time, Plant 2 and Plant 3 will be in operation, each with two flotation lines and a combined design capacity of 6,500 tpd (3,500 tpd from Plant 2 and 3,000 tpd from Plant 3).

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Table 17.16   LOM mill feed schedule from 1 January 2026

Mill	MILL1							MILL2										MILL3									Total
Mine	HZG	TLP	LMW	HPG	DCG	Sub-total	Processed daily	SGX	HZG	HPG	TLP	LME	LMW	DCG	KP	Sub-total	Processed daily	SGX	HZG	HPG	TLP	LME	LMW	DCG	Sub-total	Processed daily	ktpa
	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpd	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpd	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpa	ktpd
FY2026Q4	11.3					11.3	0.7	73.2		19.7	84.3	22.8	66.3	1.4		267.7	3.3										279.0
FY2027	100.4	121.5				221.9	0.7	370.1		114.8	210.1	100.6	235.2	21.5	34.6	1086.9	3.3										1308.9
FY2028								220.6	100.1	116.2	169.5	104.2	250.2	21.2	97.4	1079.4	3.3	220.0			204.0				424.0	2.5	1503.4
FY2029									100.5	119.2	30.0		249.9	53.1	97.1	649.8	2.4	480.8			385.6	128.5			991.0	3.0	1644.6
FY2030									100.1	124.8	80.0		249.4	55.4	18.4	628.2	2.4	506.7			333.3	147.9			987.9	3.0	1616.1
FY2031									100.2	130.5	80.0		247.2	54.8		612.7	2.4	519.1			321.6	147.2			988.0	3.0	1600.6
FY2032									100.0	131.0	60.0		246.5	56.0		593.5	2.4	502.9			333.0	154.2			990.1	3.0	1583.6
FY2033									100.6	132.3	30.0		242.0	54.5		559.3	1.5	502.7			332.5	156.6			991.9	3.0	1551.2
FY2034									101.2	132.0	20.0		228.9	46.9		529.0	1.5	511.4			320.1	156.5			987.9	3.0	1516.9
FY2035										131.9	80.0		170.2			382.1	1.5	508.5	99.7		225.8	157.6			991.7	3.0	1373.8
FY2036										107.3	30.0		131.5			268.9	1.5	511.6	97.0		224.5	157.9			991.0	3.0	1259.8
FY2037										88.3			107.2			195.6	1.5	487.2	75.7		247.6	159.8			970.3	3.0	1165.9
FY2038													50.7			50.7	1.5	476.7			142.2	159.8			778.8	2.5	829.5
FY2039																		407.0				152.1			559.1	2.5	559.1
FY2040																		397.8				151.6			549.4	2.5	549.4
FY2041																		330.6				143.1			473.7	2.5	473.7
FY2042																		214.1				88.3			302.4	2.5	302.4
Totals	111.7	121.5	0.0	0.0	0.0	233.2	0.7	663.9	702.8	1348.1	873.9	227.6	2475.4	364.7	247.6	6903.9	3.6	6577.2	272.4	0.0	3070.2	2057.4	0.0	0.0	11977.2	3.0	19118.8

Note: Numbers may not compute exactly due to rounding.

Source: Silvercorp, 2025.

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17.3	Mill Plant 1 (Xiayu)

17.3.1	Process flowsheet

For processing Plant 1, general view photos and the flowsheet are shown in Figure 17.3 and Figure 17.4, respectively.

Figure 17.3   General view photos (Plant 1)

Source: Silvercorp, 2023.

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Figure 17.4   Flowsheet (Plant 1)

Note: Zinc circuit not in use.

Source: Silvercorp, 2023.

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The flowsheet includes the following major unit operations:

•	Crusher circuit - crusher discharge becomes mill feed.
•	Grinding circuit - ball mill.
•	Gravity separation circuit for gold recovery: including Knelson concentrator, shaking table, and cyclone classification in one train.
•	Pb flotation circuit (one train, conventional Pb flotation arrangement, capable of processing 800 tpd).
•	Filtration and product handling circuit.

17.3.2	Process description

The overall process consists of crushing, grinding, gravity separation for gold, flotation of lead concentrate, and concentrate dewatering circuits as follows:

•	Ore crusher circuit (closed circuit with two-stage crusher-screen: jaw crusher, one cone crusher, vibrating screen, dust collectors, two ore storage bins), operating in one train with design capacity of 800 tpd.
•	Ball mill circuit with spiral classifiers - one train with design capacity of 800 tpd.
•	Gravity separation for gold recovery (Knelson concentrator, shaking table, and hydrocyclone).
•	Flotation circuit to recover lead concentrate - rougher-scavenger-cleaner cells, chemical reagent preparation tanks, arranged as one circuit with design capacity of 800 tpd.
•	Concentrate thickening - ceramic filtration circuit to dewater lead concentrate - one train.
•	Water make-up system.
•	Tailings storage pond.

The following minor changes have been made to the original Plant 1 design:

•	Addition of one cone crusher to reduce ball mill feed size and thus to increase overall ball mill capacity from 600 to 800 tpd.
•	The original ball mill grinding size target was coarsened from 70% to 60% -75 µm, which helps to reduce energy consumption, mill grinding time, and filtration time; with only a small recovery loss (see Section 13). In 2014, the system was adjusted, with the ball mill grinding size target modified from 60% to 61% to 63% -75 µm, which resulted in increased Pb recovery of 0.41% and Ag recovery of 2.16 g/t.
•	Addition of gravity separation circuit to recover a gold concentrate: including Knelson concentrator, shaking table, and cyclone classification in one train.

Chemical consumption is slightly higher than that determined by the laboratory work.

No water treatment plant is required, with untreated recycled water from the tailings storage pond and fresh water from the reservoir being reused in the plant.

17.3.2.1	Crushing

Crushing is operated in a closed circuit consisting of jaw and cone crushers with a vibrating screen. The primary jaw crusher (Model: PEF 500 x 750) has a closed-side setting of 80 mm. Discharge from the primary jaw crusher is conveyed to the 15 mm aperture vibrating screen. Ore larger than 15 mm is conveyed to the secondary cone crusher (Model: PYH-2X cone crusher), which has a closed-side setting of 15 mm. Discharge from the secondary crusher is conveyed back to the 15 mm aperture screen. Product undersize discharge from the screen feeds fine-ore bins with live storage capacity of 100 t.

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Dust from the crushing and screening processes is collected under vacuum, captured in a baghouse dust filter, and then transferred to a process tank, with the resulting slurry introduced to flotation.

17.3.2.2	Milling / classification (two trains)

•	Crushed ore from the live bins is conveyed to a closed milling circuit consisting of two trains, each with a grate-discharge ball mill (Model: MQCG 2100 x 3600). One circuit utilizes a screw classifier (Model: FG-200) to separate the fine product stream while the other utilizes a cluster of hydrocyclones.
•	The ball charge is made up of Mn-steel balls, with diameters ranging from 60 mm to 120 mm.
•	The target grind size is 61% to 63% passing 75 µm and the overflow density is maintained at 40% solids w/w when introduced to the conditioning tanks ahead of lead flotation.

17.3.2.3	Gravity separation (one train)

•	In line with metallurgical testing on the gold-bearing and silver-bearing, polymetallic ores carried out by Changchun Gold Research Institute (CCGRI) in 2021, Plant 1 was upgraded by adding a gravity separation circuit to produce a gold concentrate.
•	A set of hydrocyclones was added to replace the spiral classifier, reducing the overgrinding of galena and improving the classification efficiency.
•	A Knelson concentrator was added to process the products discharged by the ball mill to recover coarse gold. At the same time, a linear screen was added in front of the Knelson to screen coarse particles > 2 mm.
•	The concentrate from the Knelson concentrator is cleaned with a shaking table. The tailings from the concentrator are classified by a cyclone, with coarse materials returning to the ball mill for further grinding, and fine materials entering the flotation system.

This system can process gold ore independently, improving the overall gold recovery of the plant.

17.3.2.4	Flotation (one train)

The overflow (O/F) fine fraction from the screw classifier flows to the lead rougher conditioning tank, and then to the lead rougher flotation cells. Knelson concentrator tailings also report to Pb flotation feed. The lead flotation bank consists of one stage of roughing, two stages of scavenging (both BF-4 type cells), and three stages of cleaning (BF-1.2 type cells), arranged as shown in Figure 17.4.

17.3.2.5	Product thickening, filtration, and handling

•	The lead concentrate slurry flows to a concrete settling containment structure for settling.
•	The settled slurry, containing approximately 50% to 60% solids w/w, is pumped to a ceramic filter for dewatering. The moisture content of the dewatered lead concentrate is 7% to 10%.
•	The filter cake product is sent to Plant 2 for concentrate blending. Blended concentrate products are then sold and shipped by truck to the customers.

The QP notes that there is also a zinc flotation circuit in Plant 1 but, due to low Zn in the feed ore to Plant 1, that circuit is not currently in operation.

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To optimize profitability, high-grade lead concentrate (55% to 65% Pb) from Plant 2 is blended with medium grade lead concentrate (40% to 50% Pb) from Plant 1, before shipping the blended concentrate to customers.

17.3.2.6	Tailings thickening

•	Tailings are directly pumped through up to four discharge outlets into the Shiwagou tailings storage pond located at the northern creek between Plant 1 and Plant 2.
•	The plant recirculates the lead concentrate tailings overflow in addition to the tailings dam supernatant water.

A crew of two people monitors the tailings storage pond. Reclaimed process water from the tailings pond is recycled for reuse in the milling process. In addition, a crew of two carries out maintenance of the water reclamation circuit and pump stations.

17.3.3	Metallurgical performance (Plant 1)

Table 17.17 lists the mass balance based on design for Plant 1. It is again noted that only the lead flotation circuit is in operation.

Table 17.17   Design mass balance at Plant 1 (daily basis)

Product	Quantity (tpd)	Distribution (%)	Pb (%)	Zn (%)	Pb recovery (%)	Zn recovery (%)
Ore	800	100	3.18	1.73	100	100
Pb Conc	28.62	4.77	60.00	1.95	90.00	5.38
Zn Conc	19.62	3.27	0.95	45.00	0.98	85.00
Tailings	551.76	91.96	0.31	0.18	9.02	9.62

Note: Zinc circuit not in use.

Source: Silvercorp, 2023.

Mass balances covering combined Plant 1 and Plant 2 performance for FY2025 have been shown in Table 17.7 to Table 17.13, and Plant 1 ore grade vs recovery over the same period is shown in Table 17.18. The split of ore-feed quantities to Plants 1 and 2 for FY2025 has been shown in Table 17.15. For assessing Plant 1 performance, the feed quantities indicate that LMW and HZG are the most relevant, but with the 40% of HPG ore and 5% of TLP ore processed at Plant 1 also being of significance. The processing results show that:

•	Pb / Ag recoveries exceed the design expectation for LMW, HPG, and TLP ores.
•	Zinc concentrate is only generated from SGX and HPG ores.
•	HZG ore exceeded design recovery for Ag and was slightly below design for Pb.
•	The small amount of SGX ore exceeded design recovery for Pb and was slightly below design for Ag.

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Table 17.18   Flotation feed: ore grade vs. recovery - FY2025 (Plant 1)

Mines	Grade				Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
SGX	1.38	0.94	148	0.82	94.09	70.99	89.10	88.70
HZG	0.72	0.00	254	0.14	88.34	0.00	95.61	62.74
HPG	1.33	0.04	84	1.69	92.90	46.98	92.40	95.11
TLP	2.33	0.00	186	0.18	91.56	0.00	93.21	63.83
LME	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
LMW	1.72	0.00	190	0.80	92.62	0.00	94.80	89.38
DCG	0.73	0.00	43	1.95	83.85	0.00	87.07	87.48

Source: Silvercorp, 2025.

17.4	Mill Plant 2 (Zhuangtou)

Plant 2 general view photos and flowsheet are shown in Figure 17.5 and Figure 17.6, respectively.

Figure 17.5   General view photos (Plant 2)

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Source: Silvercorp, 2025.

Plant 2 (Zhuangtou) is located 2 km to the west of Plant 1. Plant 2 includes three parallel processing lines. The first line, with a design capacity of 1,000 tpd, has been operating since December 2009. The second flotation line, also with a design capacity of 1,000 tpd, was installed in October 2011. The third flotation line was completed in November 2024, with design capacity of 1,500 tpd.

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Figure 17.6   Flowsheet for Plant 2

Raw Ore
Coarse crushing
Middle crushing
Screening
Fine crushing
Fine bin
Grinding
Spiral Classifer
Ag-Pb Rougher
Ag-Pb Cleaner ¢ñ
Ag-Pb Scavenger ¢ñ
Ag-Pb Cleaner ¢ò
Ag-Pb Scavenger ¢ò
Ag-Pb Cleaner ¢ó
Ag-Pb Scavenger ¢ó
Thickening
Recycling water
Filtering
Ag-Pb Concentrate
Zn Rougher
Zn Cleaner ¢ñ
Zn Scavenger ¢ñ
Zn Cleaner ¢ò
Zn Scavenger ¢ò
Zn Cleaner ¢ó
Zn Scavenger ¢ó
Tailings
Thickening
Recycling water
Filtering
Zn Concentrate

Source: Silvercorp, 2023.

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17.4.1	Flowsheet

The flowsheet includes the following major unit operations:

•	Crusher circuit (one train).
•	Ball milling circuit (three trains).
•	Pb / Zn differential flotation circuit (three trains).
•	Concentrate filtration and product handling circuit (one train).

17.4.2	Process description

The process elements for Plant 2 are very similar to those of Plant 1, except for the larger capacity equipment. The flowsheet consists of the following circuits:

•	Ore crusher circuit (closed circuit with three-stage crushing-screening: one jaw crusher, two cone crushers, vibration screen, dust collectors, ore storage bins) - one train with design capacity of 3,300 tpd.
•	Ball mill circuit: Three parallel trains, each train consisting of a ball mill (Train 1: 2.7 m dia. × 4.0 m length, Train 2: 2.7 m dia. x 4.0 m length, Train 3: 3.6 m dia. × 4.5 m length) with 10.5” hydrocyclone / spiral classifiers.
•	Differential flotation circuit – Three parallel trains with design capacities of 1,000 tpd (Train 1), 1,000 tpd (Train 2), and 1,500 tpd (Train 3) to produce lead sulphide concentrate, then zinc sulphide concentrate. Circuits contains rougher, scavenger, and cleaner cells arranged as shown in Figure 17.6, and chemical reagent preparation tanks.
•	A Knelson Concentrator has been added to the third processing line to recover coarse-grained gold from the ball mill discharge. At the same time, a linear sieve was installed before the Knelson concentrator to screen out coarse ore particles larger than 2 mm.
•	Product thickening – ceramic-disc filtration circuits (lead concentrate filtration, zinc concentrate filtration).
•	Water make-up system.
•	Tailings storage pond (monitored by seven people).

The plant design was based on a design document very similar to Plant 1, with some minor changes.

17.4.2.1	Ore sorting

In parallel with the 2024 extension of Plant 2, Silvercorp undertook assessment and trials with XRT intelligent ore sorting. In the last year, that project has transitioned from industrial trials to full-scale production. The system is installed adjacent to the ROM ore yard at Plant 2. The primary ores processed have been from the TLP, SGX, and DCG mines, and the QP understands that this has resulted in about 8% of waste rock being separated and rejected prior to the ore proceeding to crushing and grinding. The rejected waste rock is transported to Hongfa Sand and Gravel Aggregate Plant (see Section 18) for processing or stockpiled at slag storage yards.

17.4.2.2	Crushing

Crushing is a closed circuit, consisting of three-stage crushing with a vibrating screen closing the third stage (see Figure 17.6). The primary jaw crusher (Model: PEF 800 x 1000) has a closed-side setting of 80 mm. Discharge from the primary jaw crusher is conveyed to the secondary cone crusher (Model: PYHD-3CC), which has a closed-side setting of 15 mm. Discharge of the secondary cone is conveyed to the 15 mm aperture vibrating screen. Ore larger than 15 mm is conveyed to the tertiary cone crusher (Model: PYH-3CC), which has a closed-side setting of 15 mm. Discharge from the tertiary crusher is conveyed back to the 15 mm aperture screen. Undersize product discharge from the screen feeds crushed ore storage (COS) bins with a live capacity of 1,000 t.

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17.4.2.3	Milling / classification

Crushed ore from the COS bins is conveyed to a closed milling circuit consisting of three, parallel trains, each with a grate-discharge ball mill (Train 1: Model MQG 2.7 m dia. X 4.0 m; Train 2: Model MQG 2.7 m dia. x 4.0 m; Train 3: MQG 3.6 m dia. × 4.5 m); and size classifier (10.5” hydrocyclones / spiral classifier (Model:2FG2.4)).

17.4.2.4	Flotation

Flotation circuit arrangements are similar to Plant 1, but with larger flotation cells employed (BF-16 and BF-4). The flotation cells used for the third processing line are XCF/KYF-30, XCF/KYF-16, and XCF/KYF-8. The circuit block flow diagram is shown in Figure 17.6. Classifier product (spiral classifier overflow) reports to the lead rougher cells. Lead rougher concentrate undergoes three stages of flotation cleaning to produce final lead concentrate. Lead rougher tailings receive three stages of scavenger flotation with concentrates recycled in the lead circuit.

Final scavenger tails report to zinc rougher flotation feed. Zinc rougher concentrate undergoes three stages of flotation cleaning to produce final zinc concentrate. Zinc rougher tailings receive three stages of scavenger flotation with concentrates recycled in the zinc circuit.

No equipment has been installed for recovery of copper by flotation from the zinc circuit tailings.

17.4.2.5	Concentrate product thickening, filtration and handling

Similar to Plant 1, with larger size thickener, filters, and handling system.

To optimize profitability, high grade lead concentrate (55% to 65% Pb) from Plant 2 is blended with medium grade lead concentrate (40% to 50% Pb) from Plant 1 before shipping to customers.

17.4.2.6	Tailings thickening

Tailings from the zinc scavenger flotation circuit are directly pumped into the Shimengou tailings storage pond (TSF3), which is adjacent to the Plant 3 location.

17.4.3	Metallurgical performance (Plant 2)

Originally, Plant 2 was designed to process both Pb / Zn ore as well as Cu / Pb / Zn ore. In practice, however, Plant 2 currently processes Pb / Zn ore only. The design mass balance for Phase I of Plant 2 is shown in Table 17.19. Plant 2 was subsequently upgraded (Phase II) in 2011. The design mass balance for Phase II is the same as that for Phase I.

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Table 17.19   Design mass balance for Plant 2 Phase I - Pb / Zn ore

Product	Quantity (tpd)	Product rate (%)	Pb content (%)	Zn content (%)	Pb recovery (%)	Zn recovery (%)
Ore	1,000	100	4.7	3.6	100	100
Pb Conc	67.2	6.72	65	-	93	-
Zn Conc	58.7	5.87	-	50	-	81.5
Tailings	874	87.4	0.35	0.23	-	-

Source: Silvercorp, 2024.

Mass balances covering combined Plant 1 and Plant 2 performance for 2024 are shown in Table 17.7 to Table 17.13, and Plant 2 ore grade vs recovery over the same period is shown in Table 17.20. The split of ore feed quantities to Plants 1 and 2 for 2025 has been shown in Table 17.15. For assessing Plant 2 performance, the feed quantities indicate that the performances of SGX, TLP, LMW, LME, and HPG are the most relevant, while also recognizing that only 6% of HZG was processed at Plant 2, and most of DCG ore (10.3 kt out of 10.9 kt total). The processing results indicate that:

•	Ag recoveries exceed the design expectation (90%) for all ores other than HPG and DCG.
•	Pb recoveries exceed design expectation (90%) for only SGX and LMW.
•	Zn recoveries for SGX, LME, and HPG ores are 70.13%, 37.14%, and 66.54%, respectively, which are lower than the design value (85%).
•	Since Zn grades are very low, no contribution to the zinc concentrate is assumed from TLP, LMW, HZG, and DCG ores.

Table 17.20   Flotation feeds: ore grade vs. recovery - FY2025 (Plant 2)

Mine	Grade				Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (%)	Au (%)
SGX	4.68	1.60	279	0.13	96.44	70.13	95.59	59.59
HZG	0.92	-	196	0.09	89.35	-	94.85	46.99
HPG	3.16	0.81	79	0.82	89.30	66.54	86.20	85.36
TLP	2.16	-	159	0.15	89.46	-	92.73	61.70
LME	1.21	0.04	239	0.10	87.21	37.14	95.17	53.34
LMW	2.31	-	242	0.31	93.89	-	96.01	80.08
DCG	1.50	-	41	0.41	73.55	-	81.04	72.81

Source: Silvercorp, 2025.

17.4.4	Sampling (for Plants 1 and 2)

For metallurgical accounting purposes, a set of five samples for Ag-Pb-Zn ore flotation, three samples for Ag-Pb ore flotation, and one sample for the Knelson concentrator is usually taken during every eight-hour shift for (up to) a total of 20 samples per 24-hour day. The shift samples include flotation feed from the classifier overflow, lead and zinc concentrates from the third cleaners, and lead and zinc tailings from the last scavengers.

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17.5	Mill Plant 3

The detailed design of Plant 3 is being finalized. The QP understands that, as of January 2026, a project team for the construction of Plant 3 has been established, and work is underway to advance the design of construction drawings, procurement of equipment, and bidding for construction teams. The construction is expected to start in March 2026, when land use application is approved by the government.

Plant 3 design capacity will be 3,000 tpd. The preliminary design was undertaken by Changchun Gold Design Institute (CGDI). The flowsheet of Plant 3 is similar to that of Plant 2, but with larger equipment, larger processing capacity, more advanced technology, and with a more flexible flowsheet. Plant 3 will process Ag-Pb-Zn ore and Ag-Pb ore. Construction is planned to be completed and the plant put into operation in 2027.

17.5.1	Flowsheet

The Plant 3 flowsheet includes the following major unit operations (Figure 17.7):

•	Crusher circuit (one train)
•	Grinding circuit (SAG and ball mill)
•	Pb / Zn differential flotation circuit (one train)
•	Concentrate product thickening, filtration, and handling
•	Tailings thickening and TSF

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Figure 17.7   Flowsheet for Plant 3

Raw Ore
Crushing
Fine bin
SAG Mill
Screening
Hydrocyclone
Reagent agitation tank
Ag-Pb Rougher
Cleaner 1
Scavenger 1
Cleaner 2
Scavenger 2
Cleaner 3
Scavenger 3
Thickening
Filtering
Ag-Pb Concentrate
Recycling water
Zn Rougher
Cleaner 1
Scavenger 1
Cleaner 2
Scavenger 2
Cleaner 3
Scavenger 3
Tailings
Thickening
Filtering
Zn Concentrate
Recycling water

Source: Silvercorp 2025.

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17.5.2	Process description

The general process for Plant 3 is very similar to that of Plants 1 and 2, and consists of the following:

•	For ore crushing, a primary jaw crusher is used for coarse crushing of raw ore. One circuit with a single crusher will provide a design capacity of 3,000 tpd.
•	The grinding circuit will consist of semi-autogenous grinding (SAG) milling (single unit, 6.0 m dia. x 3.0 m), ball milling (single unit, 4.5 m dia. x 6.4 m), and hydrocyclone classification (one set, 500 mm dia. hydrocyclones), arranged as one circuit with design capacity of 3,000 tpd.
•	The flotation circuit arrangement is shown in Figure 17.7. Lead and zinc concentrates are produced by differential flotation techniques used in Plants 1 and 2, and globally throughout the Pb / Zn ore processing sector.
•	Lead and zinc concentrate thickeners remove excess water (as thickener overflow) for re-use in the plant and produce thickener underflows of suitable density for filtration. Ceramic filters are used to produce lead and zinc concentrates with appropriate moisture content for material handling and shipment from site.
•	Water recycling system.
•	Tailings pond.

17.5.3	Designed metallurgical performance (Plant 3)

The metallurgical performance design is based on results of locked-cycle flotation tests of different ore types shown in Table 17.21 and Table 17.22.

Table 17.21   Mass balance for locked cycle test of Ag-Pb-Zn ore

Product	Product rate (%)	Product (t/d)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Raw ore	100.0	3,000	3.5	0.85	200	100	100	100
Pb concentrate	6.40	192	51.14	4.52	2900	93.50	34.03	92.80
Zn concentrate	1.02	30.6	1.00	50.00	260	0.29	60.00	1.33
Tails	92.58	2,777.4	0.23	0.05	13	6.20	5.97	5.87

Table 17.22   Mass balance for locked cycle test of Ag-Pb ore

Product	Product rate (%)	Product (t/d)	Grade		Recovery
			Pb (%)	Ag (g/t)	Pb (%)	Ag (%)
Raw ore	100	3,000	2	150	100	100
Pb concentrate	4.00	120	44	3413	88	91
Tails	96.00	2,880	0.25	14.06	12	9

Source: Silvercorp, 2025.

17.6	Process control

An ore crushing control centre in Plant 2 controls and monitors the Plant 2 crushing and screening equipment. Operation control in other sections is done locally:

•	In 2019, a PLC (programmable logic controller) system was installed in the crushing building in Plant 2 to allow automatic control of the entire crushing system and each crusher and screen. This reduced the workload for the workforce, increased overall operational efficiency, and reduced operating costs.

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•	Ore feed to the ball mill is controlled via an electronic scale. Water addition is controlled to a set-point by operators via manual slurry density measurement and manually adjusted water addition.
•	Chemical reagent dosages are controlled via a localized PLC system for each set of equipment. Chemical reagent dosage is adjusted in a narrow range (around the default target or setting value), based on assay feedback (each half hour) to handle process upsets such as ore feed changes.
•	The central monitoring room in the grinding-flotation building allows monitoring of key points in the production flow via TV imaging.

The current level of process control and automation is basic but adequate, recognizing that the processing circuit is complex and that low-cost operating labour to monitor and control process variables is readily available.

The process control of Plant 3 will follow the same basic logic and use the same systems wherever possible.

17.7	Ancillary facilities

17.7.1	Laboratory

The laboratory is equipped with the usual sample preparation, fire assay, wet chemistry, and basic photometric analytical equipment, as well as sample crushing equipment.

The laboratory also conducts routine analyses of ores and concentrates, as well as water quality and other environmental testing. It also provides a technical service to the processing plant in monitoring plant conditions, helping solve production problems, and investigating processes to assist with improvement efforts.

The Silvercorp QA/QC check procedures include inserting standards in the sample batches submitted to the laboratory by the geology team on a regular basis and submitting duplicate pulps to an independent external lab on an intermittent basis.

17.7.2	Maintenance workshops

Daily maintenance requirements are serviced through section-specific workshops, each equipped with a crane, welding capability, and basic machine-shop facilities. More extensive maintenance and major overhaul needs are met through use of appropriate contractors.

17.8	Key inputs

17.8.1	Power

Mill power is drawn from the Chinese national grid. It is transformed from 10,000 V to 400 V by a total of twelve 400 KVA transformers (see also Section 18.3).

Plant 1: Total installed power is 3,317 kW (including standby equipment), including 827 kW for crushing and grinding. The average mill power consumption was 34.43 kWh/t ore treated in 2025.

Plant 2: Total installed power is 10,696 kW (including standby equipment), with crushing and grinding accounting for 4,244 kW. The average mill power consumption was 41.51 kWh/t ore treated in 2025.

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17.8.2	Water usage and mass balance for Plant 1 and Plant 2

The water usage includes:

•	Fresh make-up water used for cooling, reagent preparation, and flotation.
•	Recycle water used for general ball mill and flotation operations.
•	Water recycle from the tailings pond decanted and pumped back to the recycle water tank.

17.8.2.1	Water for Plant 1

Total water usage is about 2,275 m3/d, with 1,997 m3/d recycled water from tailing pond and thickeners, accounting for about 87.8%. The fresh, make-up water (treated SGX underground mine inflow water) usage is around 216 m3/d and, therefore, the needed fresh water from the Luohe River is around 62 m3/d.

17.8.2.2	Water for Plant 2

Total water consumption for Plant 2 is about 11,700 m3/d. Fresh make-up water requirement is about 1,110 m3/d from processed mine water from SGX, and 10,272 m3/d from decant tailings return water. The remaining 318 m3/d fresh water is taken from the Luohe River.

17.8.2.3	Strategy to reduce fresh-water usage

For optimum water usage the following practices have been implemented:

•	Reclaimed water from the tailings storage ponds and overflows from the two concentrators are recycled to minimize fresh-water requirements. The raw water cost at CNY 1.60 per m3 is approximately CNY 200,000 per annum at the current production rate.
•	Fresh water can be piped to the raw water tank from a river source adjacent to the concentrator property - a distance of 2.5 km.
•	The cost of reclaimed water from the tailing storage ponds is CNY 2.1 per m3 and for recycled water in the plant is CNY 0.30 per m3. The in-plant recycled water is mainly for milling and flotation.
•	With the re-use of recycled water from the tailings storage pond, there is minimal lock-up of water in tailings and close to 80% of the water is recycled. However, there is a practical requirement for fresh, clean water, e.g., for pump seals, closed cooling systems, and reagent mixing, and it is this requirement that sets the overall fresh-water demand. The reclaimed water from the tailings storage ponds accounts for about 65% of total water usage and in-plant recycled water for about 10%.
•	Overall water usage is about 3.0 - 3.5 m3/t ore processed, but allowing for recycled water, net freshwater usage is approximately 0.1 m3/t ore processed.

17.8.3	Reagents

The reagents used in both plants include:

•	Depressant / modifiers: 1-Sodium sulphide, 2-Zinc sulphate, 3-Sodium sulphite, 4-Copper sulphate.
•	Collectors: 1-Di-ethyl dithiocarbamate, 2-Ammonium dibutyl dithiophosphate, 3-Butyl xanthate.
•	Frother: No.2 oil (added directly).

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Reagent preparation and application are described as follows:

•	Reagent storage and mixing is located adjacent to the grinding / flotation plant and comprises a storage area with hoisting equipment to lift bags and drums through into the mixing area.
•	From the mixing area, the reagents are pumped up to the dosing station, located above the flotation section, for dosing and gravity feeding to the various addition points.

17.9	Conclusions

Plant 1 and Plant 2 operated for more than 330 days in FY2025. Plant 1 averaged 676 tpd in FY2025, which is 97% of the current, stated operating capacity of 700 tpd. Plant 2 averaged 2,245 tpd in FY2025, which is 64% of the current, stated capacity of 3,500 tpd. The reason for the lower daily processing rate for Plant 2 is because the third processing line was not put into operation until November 2024.

Lead and silver recovery targets are being met: In FY2025, 93.63% versus 90.0% for Pb, 95.88% versus 90.0% for Ag; however, zinc recovery averaged 69.74% versus the target of 85.0%, which, as in other years, was attributed to lower than planned zinc feed grades.

Improvements have been consistently targeted on the processing system and auxiliary facilities both in Plants 1 and 2 to improve the metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained. In FY2025, Pb grade in Pb-concentrate was lower than design and Zn grade in Zn-concentrate was higher than design, with both being just slightly below payable values without deduction.

After the commissioning of the third train of Plant 2, the processing capacity has been improved, which, to some extent, compensates for the adverse effects of the decrease in ore grade and supports higher metal production. At the same time, the beneficiation experience of Plant 1 and Plant 2 was applied and optimized in the construction of the third processing line of Plant 2, enabling the third processing line to quickly reach operation at designed capacity.

The planning and detailed engineering of Plant 3 is underway to accommodate for the further planned increase in mine production. Operators will make full use of the experience gained from the design and construction of the third processing line of Plant 2 to improve construction efficiency, reduce construction costs, and increase the productivity of the new plant. After the commissioning of Plant 3, the company intends to operate the newer, larger scale, more efficient production lines for ore processing, and intends to close Plant 1 when its capacity is no longer required.

After Plant 3 is put into operation, all tailings from Plant 1 and some from Plant 2 will be discharged into TSF2 (Shiwagou), and part of the tailings from Plant 2 and all tailings from Plant 3 will be discharged into TSF3 (Shimengou). In the later stages of operations, the tailings from Plant 2 and Plant 3 will be discharged into TSF3 based on the production situation and the operation of the TSFs.

Closure of TSF1

The company initiated the closure process for TSF1 in 2023 and completed the engineering survey, stability analysis, and evaluation of the dam body. In 2024, a safety assessment and closure design were carried out for the TSF1 closure.

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TSF1 is designed as a valley type tailings facility, with a total dam height of 70 m and a final dam elevation of 650 mRL. The effective total storage capacity is 2.83 million m3. The tailings dam is constructed with drainage wells and flood discharge tunnels, and the decanted water is returned from below the dam.

In total, 11 levels of dam wall have been constructed, with the dam crest elevation now at 650.0 mRL and a beach crest elevation of 649.3 mRL in front of the dam. According to the design requirements, the closure condition has been met, and the tailing discharge from Plant 1 stopped in February 2025. Subsequent to that date, tailings from Plant 1 have been pumped and discharged into TSF2 through pipelines.

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18	Project infrastructure

18.1	Tailings Storage Facilities (TSF)

18.1.1	Overview

Historically, tailings generated by ore processing activities were stored in either of two engineered tailings storage facilities, located close to the processing plants, named TSF1 and TSF2, as shown in Figure 18.1. In May 2025, a third TSF was commissioned – see details in Section 18.1.3. Deposition to TSF1 ceased in early November 2025.

Figure 18.1   Arrangement of Ying TSFs

TSF_3
LUGOU
HOULING
TSF_2
Mill 2
PHOENIX GEDA
KANGGOU
TSF_1
Mill 1
MAOLING
CHONGYANG
XIAYU
SCALE
0
500m
1km
N

Source: Silvercorp, 2026.

TSF1, also known as the Zhuangtou TSF, was initially constructed in 2006, based on a design prepared by the Engineering Survey and Design Institute of Ma’anshan General Institute of Mining Research Co. Tailings deposition to the facility commenced in 2007 and was ongoing until late 2025. The facility was designed to accommodate tailings production from Mill 1, at a rate of 600 t/d and an estimated annual tailings volume of 120,000 m3. The total tailings storage volume of the facility, as designed, was approximately 2.83 million cubic metres (Mm3). As noted above, tailings discharge to TSF1 ceased in November 2025. In accordance with Chinese laws, regulations, standards, and corporate requirements, prior to closure, Silvercorp engaged Henan Nonferrous Engineering Survey Co., Ltd. to conduct engineering surveys of TSF1 for its closure project, and commissioned China National Gold Group Henan Co., Ltd. to carry out a safety status assessment. The assessment indicates that all potential influencing factors associated with the TSF1 closure project can be effectively prevented or controlled through targeted safety measures.

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In 2025, Sichuan Metallurgical Design and Research Institute was entrusted to develop the closure designs for TSF1. The preliminary design and safety facility design for the closure project submitted by the institute have passed expert reviews organized by government regulatory authorities. The design is currently being finalized and prepared for government filing, and construction is scheduled to commence in mid-2026.

Construction of TSF2, also known as the Shiwagou TSF, commenced in May 2010, based on a design prepared by the Sanmenxia Gold Design Institute Co. Ltd. Tailings deposition to the facility commenced in 2013 and has been ongoing since then. The facility was designed to accommodate tailings production from Mill 2 at a rate of 2,000 t/d and an estimated annual tailings volume of 364,000 m3. The total tailings storage volume of the facility, as designed, was estimated to be approximately 4.06 Mm3. As of 31 December 2025, the remaining tailings storage capacity was calculated to be approximately 1.14 Mm3. Following the commissioning of TSF3, Silvercorp has been discharging around 1000 tpd of tailings (approximately 675 m3) from Mill 1 and line 1 of Mill 2 to TSF2 and, therefore, the remaining service life is estimated as approximately 5.1 years.

Construction of the third TSF, designed by the Changchun Gold Design Institute and named TSF3 or the Shimengou TSF, commenced in July 2022 with the excavation of the decant tunnels. Groundworks at the dam site and within the impoundment area commenced in August 2023 and construction of the starter facility was completed in May 2025. TSF3 obtained its Safety Production Permit in December 2025 and was then officially put into operation. As designed, the facility has a tailings storage volume of 17.2 Mm3.

18.1.2	Facility 1 & 2 description

18.1.2.1	Confining dams

The two initial tailings facilities are similar in design, construction, and method of operation. Both are cross valley impoundments, with containment provided by a single dam located within a narrow and steeply sided valley (refer Figure 18.2).

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Figure 18.2   View of downstream face of TSF2

Source: AMC, 2024.

Homogeneous, permeable, rockfill starter dams were constructed at both sites, to heights of approximately 26 m and 36 m, respectively. Both dams were subsequently raised incrementally, using upstream construction methods and tailings reclaimed mechanically from the adjacent beach. Raises were typically constructed in lifts of between 1.5 m and 2.0 m in height and benches formed at regular intervals – 4 m at TSF1 and 6 m at TSF2. On the downstream face of the dams above the starter embankment, topsoil was applied to the surface of the trimmed tailings surface and subsequently seeded to form a vegetative cover. On the starter dam, the downstream slope was covered with a layer of dressed stone (refer Figure 18.3).

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Figure 18.3   View of downstream face of TSF2 Starter Dam

Source: AMC, 2024.

A surface drainage system was constructed on the downstream face of both dams, comprising a network of rectangular reinforced concrete bench drains, drop chutes, and abutment drains. A series of concrete deflector plinths was also constructed to reduce flow path lengths and flow velocities. The drainage system conveys surface water to the downstream toe of each dam.

Surface water diversions are located on the valley sides above each facility, and a diversion dam constructed upstream of each facility to limit the amount of surface runoff reporting to the facilities.

The major parameters for each facility are summarized in Table 18.1.

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Table 18.1   Major characteristics TSF1 and TSF2

Parameter	TSF1	TSF2
Starter dam crest elevation (m)	606	591
Starter dam height (m)	26	36
Starter dam upstream slope	1 V:2.0 H	1 V:2.0 H
Current crest elevation (m)	650	672
Starter dam downstream slope	1 V:2.0 H	1 V:2.5 H
Ultimate dam crest elevation (m)	650	690
Ultimate dam height (m)	70	135
Bench spacing on upstream raise portion of dam	4	6
Bench width (m)	2	2
Overall dam slope	1 V:5.0 H	V:4.5 H

Both dams contain an internal finger drain system, intended to drain the downstream face of the dams above the level of the starter dam. The system comprises approximately 60 m-long perforated pipes wrapped in geotextile laid sub-horizontally at 20 m horizontal centres within the tailings mass. Pipes, which discharge to the surface drainage system on the dam face, are installed at each bench level (refer Figure 18.4).

Figure 18.4   Discharging finger drain

Source: AMC, 2024.

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It is also understood that both starter dams contain some form of upstream toe drainage system, which gravity discharges, via pipes installed at the base of the dams, to the downstream toe. It appears these pipes may have been sealed off subsequently (refer Figure 18.5 and Figure 18.6).

Figure 18.5   Upstream toe drain outlet pipe – TSF1

Source: AMC, 2024.

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Figure 18.6   Upstream toe drain outlet pipes – TSF2

Source: AMC, 2024.

18.1.2.2	Facilities operation and management

For TSF1 and TSF2, the QP noted slurry tailings are delivered to the crest of each dam and discharged to the facility via spigot offtakes located at 6 m centres (refer Figure 18.7), creating a tailings surface that slopes downwards to the west, where the supernatant pond forms.

Figure 18.7   Tailings discharge along crest of TSF2

Source: AMC, 2024.

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The decant system comprises a series of vertical reinforced concrete towers located within the impoundment area. As the facility is filled and the pond level rises, concrete rings are added to the towers to control the pond water level (see Figure 18.8). When the operating range of a tower is exceeded, the tower is capped, and the next uphill tower is commissioned. Decant towers are connected by tunnels excavated in bedrock to a main outlet tunnel installed, within bedrock, beneath the facility. The main decant tunnel conveys water downstream of the starter dam where it is collected and returned to the plant.

Figure 18.8   Operational decant tower in TSF2

Source: AMC, 2024.

A dedicated team of twenty-one specifically trained personnel is responsible for the operation of the facilities. The team includes one full-time safety manager, one tailings engineer, sixteen tailings operators, and three water pump operators, working two, twelve-hour shifts per day. All personnel involved in the operation of the tailings facilities have been trained and certified to work.

18.1.2.3	Surveillance – Monitoring instrumentation and inspections

Monitoring instrumentation

A comprehensive suite of instrumentation is installed on both facilities. Instruments include piezometers (standpipe and vibrating wire), displacement measuring devices (GPS and inclinometers), survey pins, video cameras, beach level and supernatant pond level sensors. The numbers of each instrument type installed on each facility are summarized on Table 18.2.

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Table 18.2   Number of instruments installed on TSF1 and TSF2

Instrument type	TSF1	TSF2
Vibrating Wire Piezometer	6	12
Standpipe Piezometer	30	39
Survey Pin	33	39
GPS Displacement Monitor	2	6
Inclinometer	2	4
Camera	5	9
Beach Level Sensor	2	2
Water Level Sensor	1	2
Rain gauge	1	1

An on-line monitoring system allows data to be continuously monitored. Data from the system are displayed continuously, and in real-time, on monitors installed in the control room (Figure 18.9).

Figure 18.9   TSF monitoring data displayed in the control room

Source: AMC, 2024.

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Data are automatically monitored according to a Trigger Action Response Plan based on a four-level alert model (red, orange, yellow, blue). In the event of anomalous data being detected, the network generates an alert message, which it then automatically transmits to management staff depending on the alert level. In addition to mine personnel and management, the system will, as appropriate, issue alert messages to provincial, city, and county monitoring centres.

18.1.3	TSF inspections

A comprehensive inspection regime is in place for the three tailings facilities. Daily inspections are conducted by facility operators and cover all aspects of the TSF operation including operating parameters, the dam structure, drainage facilities, communication systems, and the decant operation. Inspections are conducted in accordance with an electronic template report, which is completed and posted on-line daily. Weekly inspections are carried out by the team leader and monthly inspections by the supervisor or process plant manager. On-line template reports are completed for all inspections.

Inspection personnel use a web-based system, which facilitates the uploading of real-time photos and records of facility conditions to a site-specific hazard inspection form. The system then issues alerts / warnings, depending on the severity of the identified hazard, to the appropriate level of management for action.

Chinese regulations require that a Safety Standards Evaluation Report be prepared every three years. This third-party report is essentially a comprehensive audit of the facility. The report is submitted to the government for review, and, on approval, a Safety Production License (an operating license) is issued. The TSF1 operating license was valid through to 7 November 2025, when TSF1 operations ceased. The operating licenses for TSF2 and TSF3 are valid through to 6 December 2028 and 3 November 2028, respectively.

The facilities are also regularly inspected by various Government departments at unspecified times. It is understood that approximately three such inspections are conducted per year. Other inspections include, but are not limited to:

•	Annual third-party inspection of the decant system.
•	Annual third-party assessment of risks and hazards and verification of flood control calculations and stability verification.
•	Annual verification of operating data including tailings particle size distribution, tailings tonnage and volume, tailings beach levels, and dam crest.

18.1.4	Dam classification and design criteria

All three tailings facilities have been designed in accordance with prevailing Chinese standards, with TSF3 as per the most recent iteration of the standard published in 2020 (GB 39496 – 2020, Safety Regulations for Tailings Ponds), which replaced the earlier 2006 version (AQ2006-2005, Safety Technical Regulations for Tailings Ponds).

International practice uses dam classification methods to categorize TSF confining dams. Classification is undertaken to develop an understanding of the potential impacts of the facility, to inform the selection of appropriate design parameters, and to guide the development of dam safety stewardship and management programs. Classification schemes, of which there are many, are generally of two types; those that are based on an assessment of the potential consequence of dam failure, and those that are based on height and storage volume. The Chinese classification is of the latter type, as shown on Table 18.3.

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Table 18.3   Dam Classification System (as per GB 39496 – 2020)

Category no.	Stored volume (Mm3)	Dam height (m)
1	>500	>=200
2	100 - 500	100-200
3	10 - 100	60-100
4	1 - 10	30-60
5	<1	<30

Containing less than 3 Mm3 of tailings and with an ultimate dam height of 70 m, TSF1 is classified as a Category 3 facility.

TSF2, with a storage volume of approximately 4 Mm3 and an ultimate dam height of 135 m, also classifies as a Category 3 facility (the dam is Category 4 based on volume and Category 2 based on height; however, the standard states that when the category classification varies as such, the intermediate category is selected).

TSF3, with a planned storage volume of more than 17 Mm3 and an ultimate dam height approaching 180 m, classifies as a Category 2 facility.

18.1.5	Documentation

Documentation for both TSF1 and TSF2 facilities was noted as appearing to be extensive during the QP visit in February 2024. Detailed and voluminous construction reports for both facilities, including comprehensive QA/QC test results on all aspects of the facility and signed ‘as-built’ drawings, were sighted during the visit, as were the latest Safety Standards Evaluation Reports.

The latest Slope Stability Analysis Reports for TSF1, TSF2, and TSF3 are dated 2024, 2022, and 2025, respectively. The stabilities of the dam bodies are indicated as meeting design criteria and Chinese standards.

18.1.6	TSF3 description

18.1.6.1	Confining dam

The design arrangement for the Shimengou TSF (TSF3) is broadly similar to that of the TSF1 and TSF2 facilities, with some exceptions, reflecting the more stringent requirements adopted by Chinese regulators in recent years. The most significant of these is the requirement to install an HDPE geomembrane liner over the full impoundment area, a not insignificant undertaking given the steep terrain.

The facility is a cross-valley impoundment with containment provided by a single dam located within a narrow and steeply sided valley. The 60 m-high starter dam is designed as a homogeneous, free draining structure, constructed with rock quarried from the basin area. Fill material requirement comprises competent rock with a maximum particle size of approximately 330 mm with less than 5% fines (75 microns), and placed in 500 mm layers. A drainage system has been constructed on the upstream face with the following design parameters:

•	300 mm-thick transition layer of 10 mm to 30 mm gravel placed on the dam rockfill.
•	300 mm-thick coarse sand layer.
•	500 grams per square metre (g/m2) geotextile.

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•	300 mm-thick coarse sand layer.
•	500 mm-thick protective layer of 10 mm to 30 mm gravel.

The drainage system extends beneath the dam footprint. Details of the drain design at the base of the starter dam are:

•	300 mm-thick coarse sand layer placed on the prepared foundation.
•	500 g/m2 geotextile.
•	1.5 mm-thick HDPE geomembrane.
•	Drainage net geocomposite comprising a 7 mm-thick drainage core sandwiched between two layers of geotextile, one at 200 g/m2 and one at 500 g/m2.
•	300 mm-thick layer of 10 mm to 30 mm gravel.

The dam design has required construction with 2 m-wide benches at 10 m vertical intervals, resulting in upstream and downstream slopes of approximately 1 V:1.96 H and 1 V:1.98 H, respectively.

From the starter dam crest at El. 550 m, the dam will be raised using upstream construction methods and reclaimed tailings to an ultimate crest elevation of 670 m, resulting in an ultimate dam height of approximately 180 m (measured from the downstream toe). Benches, 5 m wide, will be installed at 10 m vertical intervals. With an inter-bench slope of 1 V:4.0 H, the overall slope above the starter wall will be approximately 1 V:5.0 H.

18.1.6.2	Basin liner

As previously noted, the entire basin area is lined with a 1.5 mm-thick HDPE geomembrane liner. To facilitate liner placement, the valley sides have been shaped with benches created at 10 m vertical intervals. A protective geotextile is understood to have been placed on top of the HDPE.

18.1.6.3	Water management

There are two water management systems associated with the Shimengou TSF, the ‘operational’ system and the ‘flood control system’.

The operational system relates to the collection of slurry water and surface water runoff directly from the facility basin. The system, similar to that installed in TSF1 and TSF2, comprises a series of 6 m-diameter vertical decant towers (the initial tower has a diameter of 3 m) within the basin area, connected, via branch tunnels, to a main tunnel excavated through bedrock on the southern side of the valley. At each decant location, dual towers are constructed, providing an additional level of redundancy to the system. 11 towers are proposed at six separate locations (the initial decant point is equipped with a single tower). The overall tunnel length is approximately 3,200 m. The main tunnel terminates in a stilling basin located downstream of the Starter Dam.

Provincial standards (Henan Provincial Local Standard, DB41/T1448-2017), require a level of redundancy be provided for flood drainage. In compliance with the standard, the TSF design features a double flood drainage system. This second system comprises:

•	A 26 m-high water diversion dam constructed upstream of the TSF Starter facility to a crest elevation of 640 m.
•	An approximately 1,828 m-long discharge tunnel driven through bedrock on the northern side of the valley, which conveys water downstream of the starter dam.

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According to standards requirements, the TSF's flood protection standard is based on a 500-year and a 1,000-year period.

In addition to the two systems described above, a surface water diversion channel has been installed on the valley sides above the facility to capture and divert surface water runoff around the facility. The approximately 9.2 km reinforced concrete-lined channel has been constructed approximately along the 670 m contour.

18.1.6.4	Facility construction

The construction of TSF3 was completed and the facility commissioned in May 2025 - see Figure 18.10 and Figure 18.11.

Figure 18.10   TSF3 embankment

Source: Silvercorp, 2025.

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Figure 18.11   TSF3 impoundment

Source: Silvercorp, 2025.

18.1.6.5	Facility documentation and design

Documentation associated with the design of TSF3 appears to be comprehensive and commensurate with the more stringent requirements imposed by local regulators in recent years. In addition to the appropriate geotechnical, geological, and hydrological supporting studies, the following studies / reports have been required:

•	3D seepage analysis.
•	Dynamic seismic analysis.
•	Dam failure numerical simulation study (tailings dam breach assessment).
•	Hydraulic numerical simulation study report for flood discharge system.

All these reports were prepared and submitted for TSF3.

18.1.7	Conclusions and recommendations

18.1.7.1	General

Overall, the QP notes that facilities seen at the time of the 2024 site visit appeared to be in good condition, well maintained, well operated, and appropriately managed. Visual observations during the May 2026 site visit support Mr Claffey’s comments. The facilities are in an area of low seismic activity and are founded on competent bedrock. Facility designs are conventional and reasonable.

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Monitoring systems and procedures are extensive and commensurate with accepted international good practice. The facilities are extensively inspected by a range of internal and external parties and are subject to considerable oversight from local regulators.

Based on the data presented during the QP February 2024 site visit, it appears that the facilities have been constructed to a high standard, with adequate levels of oversight and in accordance with an appropriate QA/QC program. Detailed ‘as-built’ reports are available for each of the three TSFs, including signed-off construction drawings.

Both the TSF1 and TSF2 facilities are noted by the QP to have been designed and operated in accordance with Chinese standards, although as discussed further below, these standards may, in certain areas, differ from current commonly accepted international standards.

The new TSF3 is similar in design and operation to the existing two facilities, with some notable exceptions, including the incorporation of a complete basal liner to the impoundment area, reflecting the increased standards now required by local regulators. Design documentation is extensive, again reflecting the increased requirements, as regulators move towards an alignment with international standards. Supporting studies for the new facility thus include a Tailings Dam Breach Analysis and three-dimensional seepage modelling.

18.1.7.2	Specifics

Comments on specific areas of the facilities design, operation and management are discussed in the following sections.

Dam classification

All three facilities have been classified by the designers in accordance with the prevailing Chinese system, which classifies dams based on the stored volume and dam height. TSF1 and TSF2 classify as Category 3 facilities, and TSF3 as Category 2. Flood design criteria, as proposed by Chinese standards, are 1:500-yr recurrence interval and 1:1,000-yr recurrence interval events, for Category 3 and Category 2 facilities, respectively.

Designing to accommodate a 1:500-yr design flood event for a facility the height of TSF1 and TSF2 appears to be adopting a low design criterion (for example the probability of a 1:500-yr event been exceeded in a 50-year design life is approximately 10%). In the opinion of the QP, most practitioners would adopt more extreme design criteria.

Slope stability analyses

Limit equilibrium factors of safety

Slope stability analyses (limit equilibrium) have been carried out for both the TSF1 and TSF2 facilities and the results presented in detailed and comprehensive reports. Minimum Factors of Safety (FoS) were reported to be 1.305 and 1.391 for TSF1 and TSF2, respectively. While these values meet the minimum value of 1.3 stipulated in Chinese standards, they do not meet currently accepted international standards (ICOLD, CDA, ANCOLD, etc.), which adopt a minimum target FoS of 1.5. The difference between a FoS of 1.3 and 1.5 is significant, and the relatively low quoted factors of safety are of potential concern.

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Undrained analyses

Significantly, the stability analyses appear only to have considered drained loading conditions. It is well accepted international practice that, where contractive materials exist, undrained strength analyses must be considered, as most dams fail in undrained or partially undrained conditions where the shear strength is typically lower than the drained strength parameters would indicate. For example, the latest International Commission on Large Dams (ICOLD) Bulletin on Tailings Dam Safety2 (published in 2024) states: “For dams that have contractive elements in the dam shell or foundation and that may be (or may become) saturated or partially saturated, undrained shear strength parameters must be considered”. Similar specific guidance is provided in the ANCOLD Guidelines on Tailings Dams3: “Where tailings dams involve uncompacted materials such as deposited tailings …… which can exhibit contractive behaviour, the drained shear failure mode is likely to over-predict the stability of the dam. Long-term stability analyses must consider all materials that are contractive and generate pore pressures on shearing. These materials should always be modelled in accordance with the Undrained Strength Analysis approach”.

Considering the nature of the tailings materials, and the relatively rapid rates of rise that prevailed during the early stage of facility development, the QP considers it likely that zones of contractive tailings material exist within the structural zones of both TSF1 and TSF2 and that, therefore, undrained analyses should be considered.

Liquefaction

The stability reports state that foundation liquefaction is not considered plausible and, given that the dams are founded on bedrock and in an area of low seismicity, this assumption appears reasonable. However, it does not appear that potential liquefaction of the tailings mass, and in particular, static liquefaction, has been considered in the analyses.

Static liquefaction represents a subset of contractive undrained shearing of loose, near-saturated materials, wherein substantial strength loss occurs following a triggering event, causing a change in stresses within the structure. The shear resistance of the materials subject to static liquefaction reduces rapidly due to the excessive strain-induced pore water pressures. Current recommended international guidance is that, if the tailings or any other materials, which may be important for the TSF stability, are brittle and potentially contractive, significant rigour is required in the assessment of the liquefaction susceptibility, stability assessment, and the triggering analyses.

Phreatic surface

Installed piezometers indicate a relatively high phreatic surface within the tailings mass upstream of the starter dam.

2 Tailings Dam Safety, ICOLD Bulletin No. 194, Committee L Tailings Dam and Waste Lagoons.

3 Guidelines on Tailings Dams: Planning, Design, Construction, Operation and Closure. Addendum, Australian National Committee on Large Dams, July 2019.

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Previous QP recommendations

Recommendations made in previous QP reporting and their currently understood status are as follows:

•	Local guidelines suggest a seismic peak ground acceleration of 0.05 g. The QP has previously recommended that Silvercorp review the design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters. Silvercorp reviewed and assessed the seismic data relevant to TSFs 1, 2, and 3. The evaluation indicates that TSF1, TSF2, and TSF3 strictly comply with applicable Chinese national mandatory standards. The structural stability objectives for tailings storage facilities of different grades under these standards are understood to have covered dam failure risk control under extreme operating conditions
•	The QP has previously recommended that the dam classification under the Chinese system be reviewed in the context of recent international classifications. The QP understands that Silvercorp is reviewing recent international classification norms relative to the current Ying TSF classifications (see reference below).
•	The QP has previously recommended that Silvercorp also ensures that all safety and stability aspects of the TSFs are fully aligned with most up-to-date tailings facility recommendations on international best practice, including for latest guidance on maximum flood parameters. The Silvercorp response to that recommendation is included as part of the text in the paragraph below.
•	As a general comment with respect to the Ying TSFs, it was recommended that Silvercorp reference the Global Industry Standard on Tailings Management (‘Global Industry Standard’). It was further recommended that a specified program be put in place, with timeframes and participating entities identified, for review of TSF design criteria and operating practices in the context of ensuring alignment with current international industry standards and guidelines. The QP now understands that Silvercorp has entrusted professional third-party companies to conduct reviews such as safety status assessments, and flood control and flood routing calculations for the TSFs, to ensure that the three TSFs are, and are operated, in compliance with relevant safety standards; also, to identify potential risks to improve Silvercorp operating management. Silvercorp has indicated that it attaches great importance to the QP recommendations and plans to carry out further review work to analyze differences between Chinese and international standards.

18.1.7.3	Current QP recommendations and Silvercorp response comments (italicized)

The QP has made the following recommendations:

•	Consideration should be given to the adoption of more stringent hydrological design criteria for all three facilities, adopting a more extreme Inflow Design Flood than the presently adopted 1:500-year or 1:1,000-yr events.

—	Silvercorp has indicated the following relative to the above recommendation:

-	Silvercorp acknowledges the variations in classification standards and design criteria for tailings storage facilities (TSFs) between the Chinese standards and international standards. To ensure the safe operation of these facilities, Silvercorp entrusts qualified third-party organizations to carry out flood control calculations every year. The calculations for TSF1, TSF2, and TSF3 were completed in April 2024, April 2025, and April 2025, respectively, and all results indicate compliance with relevant designs and Chinese standards.

•	A reassessment of the slope stability analysis for the existing facilities should be undertaken, using up to date methods of analyses and considering all appropriate loading conditions. Initially, this should entail a rigorous review of all data obtained from field and laboratory testing with a particular focus on the identification of contractive materials based on the results of CPTu data. Undrained limit equilibrium analyses should be conducted. Depending on the results of this review and the undrained analyses, more complex methods of analyses may be required using advanced numerical models, i.e., non-linear deformation analyses (NDA).

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—	Silvercorp has indicated the following relative to the above recommendation:

Silvercorp has engaged accredited third-party engineering firms to conduct annual stability assessments of the dam structures for TSF1, TSF2, and TSF3. All the assessment reports show that the dam structures comply with relevant designs and meet the requirement of the Chinese National standards. In the ‘Current Situation Flood Routing Simulation and Dam Stability Analysis’ report of 2022, the minimum factors of safety were reported to be 1.363 for TSF1 and 1.42 for TSF2.

The standards referenced include the following:

-	Safety Code for Tailings Reservoirs (GB 39496-2020).

-	Code for Design of Tailings Facilities (GB 50863-2013).

-	Code for Design of Tailings Facilities.

-	Provisions on the Safety Supervision and Administration of Tailings Reservoirs.

-	Technical Code for On-Line Safety Monitoring System of Tailings Reservoirs.

-	Preliminary Design and Special Safety Chapter (for each tailings reservoir).

During the stability analysis of the TSFs, the shear strength of each soil layer material in both drained and undrained states is examined. This examination provides values for the friction angle ΦΦ (degrees) and cohesion 𝐶C (kPa) for both consolidated drained shear (below the phreatic surface) and consolidated undrained shear (above the phreatic surface). Subsequently, calculations are performed using the total stress method, taking into account both effective stress and pore water pressure.

Table 18.4 shows the relevant requirements for the testing methods of the strength indicators of tailings dam body materials and dam foundations.

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Table 18.4   Silvercorp table: Testing methods for tailings dam materials

Strength calculation method	Type of soil		Instruments used	Test method and code	Strength index	Sample initial state
Total stress method	Non-cohesive soil		Triaxial apparatus	Consolidated undrained shear (CU)	Cocu, φcu

I. Dam body material:

1. The water content and density shall be consistent with the original state.

2. The place below the saturation line and underwater shall be pre-saturated.

3. The test stress shall be consistent with the actual stress of the dam.

II. The dam foundation soil shall be undisturbed soil.

	Less cohesive soil		Direct shear apparatus	Consolidated quick shear (CQ)
			Triaxial apparatus	Consolidated undrained shear (CU)
	Cohesive soil		Direct shear apparatus	Consolidated quick shear (CQ)
			Triaxial apparatus	Consolidated undrained shear (CU)
Effective stress method	Non-cohesive soil		Direct shear apparatus	Slow Shear (S)	C，φ’
			Triaxial apparatus	Consolidation drainage shear (CD)
	Cohesive soil	The saturability shall be less than 80%	Direct shear apparatus	Slow Shear (S)
			Triaxial apparatus	Pore water pressure measured in consolidated undrain shear ()
		The saturability shall be greater than 80%	Direct shear apparatus	Slow Shear (S)
			Triaxial apparatus	Consolidation undrained Pore water pressure measured in shear ()

Notes:

1.	Non-cohesive soil refers to tailings or dam foundation soil with clay content less than 5%. Less cohesive soil refers to tailings or dam foundation soil with clay content less than 15%.
2.	When the index of consolidated quick shear is adopted for cohesive soil of soft tail clay, the strength index shall be determined according to the degree of consolidation; when the shear strength index of the cross plate is adopted, the strength index shall be revised according to the degree of consolidation.

Silvercorp has indicated that it will continue to source appropriately effective methods to study slope stabilities, with solutions / measures for any issues to be proposed by a professional third-party engineering consulting firm and its expert team. These solutions / measures would be implemented upon obtaining approval from government regulatory authorities.

18.2	Waste rock dumps

Waste dumps for the Ying mines are listed in Table 18.5. Based on the mine plan, the mines at the Ying Property will move about 9.82 Mm3 of waste rocks to the surface dumps during the remaining mine life. The excess capacities of the existing dumps are calculated as 6.45 Mm3.

Silvercorp indicates great importance to environmental protection and waste minimization. At the end of April 2021, the Hongfa Aggregate Plant (Hongfa) was constructed to recycle and crush waste rock from the Ying Mining District. Since Hongfa has been in operation, Silvercorp has evaluated each waste dump, and decided to reclaim three waste dumps (two waste dumps at the SGX mine, and one at the HZG mine). The role of the other waste dumps is changing to temporary waste rock storage, from which waste rocks are hauled to the Hongfa plant every day. Figure 18.12 shows the Hongfa plant.

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Figure 18.12   Hongfa Aggregate Plant at the Ying site

Source: AMC, 2024.

Table 18.5   Waste dumps at the Ying project

Mines	Remaining capacity in 2025 (m3)	Plan new dump capacity (m3)	LOM waste (m3)	Variance[1] (m3)
SGX		11,000,000	3,841,979	6,384,090
HZG			773,931
HPG		1,080,000	1,080,000
TLP	52700	3,690,000	1,369,238	-148,513
LME			1,204,012
LMW	21000		1,338,963
DCG		500,000	209,088	290,912
Total	73,700	16,270,000	9,817,211	6,452,789

Note: 1Positive value indicates dump has excess capacity.

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From Table 18.5 it is seen that the combined waste dump capacity of all mines is enough for the anticipated LOM waste rocks.

At SGX and HZG, the new waste dump for the two mines is under construction and will be used in 2026.

The waste dump at HPG is also under construction and will be put into operation in June 2026.

A new TLP waste dump is under design, with planned completion of construction by the end of 2026; it will be used for TLP, LME, and LMW. Currently, most waste rock from the three mines is being hauled to the existing waste dumps at TLP and LMW, with some being hauled to the Hongfa aggregate plant.

In 2025, 480,112 tonnes of waste rock from the Ying Mining District were transported to the Hongfa plant (LMW - 282,234 tonnes, LME - 86,570 tonnes, TLP - 31,446 tonnes, SGX - 37,519 tonnes, HZG - 4,794 tonnes, HPG - 9,023 tonnes, and, after XRT ore sorting - 28,526 tonnes). The Hongfa plant produced 435,282 tonnes of sand and gravel aggregates in 2025.

Waste may also be opportunistically placed into the shrinkage stope voids, although this is not in the current mine plan.

Waste can also be consumed for local construction works such as hardstand areas, retainer walls, and other miscellaneous infrastructure foundations.

18.3	Power supply

The power supply for the Ying property is from the national grid, with various high voltage power lines and distances to the different mines and mill.

18.3.1	SGX and HZG mines

Three power lines supply electricity to the SGX / HZG mines (see also Section 16.2.11):

•	The 35 kV and 10 kV power lines are from the nearby Luoning-Guxian Hydropower Station, 7.85 km north-west of the SGX mine, where the hydropower is generated by the Guxian Dam, and there are two substations, one with 110 kV and the other 35 kV capacity.
•	The SGX 35 kV line is connected to the Luoning-Guxian 110 kV substation, while the 10 kV line is connected to the Luoning-Guxian 35 kV substation.
•	The third line is a 10 kV line, which is connected from the Chongyang 35 kV substation, about 12.1 km north-east of the SGX mine.

At the SGX mine, a fully automated 35 kV transformer station in the immediate vicinity of the mine site was built in 2008. This connects to the 35 kV line from Guxian and provides main electricity for the mine production, office and residences. The main transformers in the 35 kV substation have a total capacity of 6,300 kVA.

Underground water pumps, primary fans, and shaft hoists are major pieces of equipment that require a guaranteed power supply. The two 10 kV lines mainly act as a standby source of power in case of disruption of the 35 kV line. Two 1,500 kW and one 1,200 kW diesel generators were installed at the 35 kV substation, connected to local mine power grids, and acting as a backup power supply in the event of a grid power outage.

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Power from the 35 kV substation is transformed to 10 kV and is delivered to each adit portal by overhead lines that mostly follow the access roads. The overhead lines terminate at transformers outside each adit portal, shaft, or decline. The transmission cables are 105 to 150 square millimetres (mm2) in size.

18.3.2	HPG mine

Two high-voltage 10 kV lines supply electricity to the HPG mine site. The main power supply line is from the Chongyang 35 kV substation, 11 km north-east of the mine, and a second line connects to the SGX 35 kV substation that is used as a standby line. One 400 kW diesel generator is installed outside of the HPG PD3 tunnel, acting as backup power supply.

The 10 kV line terminates at the transformers outside each adit portal. The office buildings and camp areas for mine operations are connected to the same power line. A 105 mm2 cable is used to connect 10 kV power to a winze hoist chamber in PD3.

18.3.3	TLP / LM mines

Two 10 kV power lines provide electricity to the TLP and LM mines, both of which are from Chongyang 35 kV substation, 8 km north of the TLP mine.

Similar to other mines at the Ying Property, the 10 kV line terminates directly at transformers outside of adit portals. The office buildings and camp areas for mine operations are connected to the same power line. 105 to 150 mm2 cables are used to connect 10 kV power to the winze hoist chambers of exploration lines 55, 33, and 23, track declines in PD730 at the TLP mine, and the winze hoist chamber in PD900 at the LM East camp.

18.3.4	No. 1 and No. 2 Mills and office / camp complex

Power for the No. 1 and No. 2 Mills and Silvercorp’s site administration office building and camp complex is drawn from the Chongyang 35 kV substation. The 10 kV power from the substation is transformed to 400 V by several transformers for mill operations, water pumps, office, and camp.

The capacities of transformers for No. 1 and No. 2 Mills, including associated water pumps, are 2,500 kVA and 6,500 kVA, respectively.

18.3.5	Underground lighting

400 V to 230 V and 400 V to 127 V transformers are used to transform high voltage to low voltage power for underground lighting purposes. Mining level lights run on a 36 V system. Step-down transformers are used in many locations, as required.

18.3.6	Power for TSF3

The QP understands that existing main power supply provisions are able to meet the power requirements of the third TSF.

18.4	KP mine

Two 10 kV lines supply power to the KP mine, with one coming from the Gang-Qian line and the other from Xi-Zhang line as a backup.

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18.5	Roads and transportation

The central mills, mine administration office and camp complex are located at about 3 km north-east of the town of Xiayu, south-west of Luoning County. Luoning to Xiayu is connected by a 7 m-wide and 48 km-long paved road called the Yi-Gu Way. The company has built a 2 km-long, 6 m-wide concrete road to link the mill / office complex to the Yi-Gu Way.

Prior to 2021, access to the SGX / HZG mine from the mill-office complex was via a 7 km paved road to Hedong wharf of Guxian Reservoir, and then across the reservoir by boat to the mine site. Silvercorp shipped ore from the SGX / HZG and HPG mines to Hedong wharf by two large barges that could carry up to five 45-tonne trucks. At the beginning of 2021, ore transport from the SGX / HZG and HPG mines was changed to an alternative ore transport route. Ore transport from all mines to the mill complex is further referenced below.

In 2025, Silvercorp’s electric vehicles were commissioned to undertake the transport tasks – see Figure 18.13.

Figure 18.13   Electric vehicles

Source: Silvercorp, 2025.

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The TLP, LME, and LMW mines are approximately 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River.

Gravel roads link to all adits from the mine camps. Drainage ditches with trees have been formed along the roads. The roads are regularly repaired and maintained by designated workers. Safety barriers have been installed in some steep slope areas, and warning signs posted at steep slopes, sharp turn points, and places with potential traffic risks. The road to the TLP mine was upgraded in 2016.

The QP has noted previously that there are some steep slope areas that lack road safety barriers and has recommended that Silvercorp assess these areas and take appropriate actions to offset any undue risks. Silvercorp has since indicated that several safety barriers have been built in steep slope areas near TLP and HZG.

A 1,756 m-long transportation ramp was built in 2020 from the TLP camp area to the DCG mine for ore haulage. The DCG project can also be accessed by a 10.5 km long paved road, south-southwest of the mills.

Heavy-duty trucks are used to transport ore, mine supplies, and concentrates for all mines. Run-of-mine ore at the SGX / HZG, HPG, TLP, LME, LMW, and DCG mines is currently loaded onto 45-tonne trucks and then hauled to Silvercorp’s central mills (see Figure 16.1). All ore stockpiled outside of underground adits is accessible by trucks.

To facilitate transport of ore efficiently and safely, there are three main tunnels with a total length of about 6,300 m. No. 1 is from HZG to SGX, about 1,300 m long; No. 2 is from SGX to HPG, about 3,700 m long, and No. 3 is from HPG to Mogou (which is on the road between HPG and the mill complex), about 1,300 m long – see Figure 18.14.

Figure 18.14   Ying underground tunnel routes

Source: Drone photo by Silvercorp, 2026.

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Ore from the KP Project will also be hauled to the Ying mill complex by 45-tonne electric trucks. The one-way transport distance is around 120 km – see Figure 18.15.

Figure 18.15   Transport route from KP to Ying mill site

Source: Silvercorp from Baidu Map, 2026.

The final products from the mills are lead and zinc concentrates, which are transported by trucks to local smelters located within about 210 km of the Ying site.

18.6	Water supply

Domestic water for the SGX mine is sourced from the Guxian Reservoir, while water for the HPG, TLP, LME, LMW, HZG, and DCG mines is supplied from the creeks and springs nearby. Water is regularly tested, and the QP understands that its quality and quantity meet regulatory requirements. Table 18.6 shows example test results. See also the groundwater discussion in Section 20.4.3 of the Technical Report.

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Table 18.6	Example groundwater test results

Sampling date	Sampling location	pH	Pb	Hg	Cd	Cu	As	Tl8	Sb
	Groundwater Standard (GBT14848-2017)	6--9	0.05	0.001	0.01	1	0.05	0.0001	0.005
2025/3/6	Downstream TSF2	7.6	<LLDL	<LDL	<LDL	<LDL	<LDL	<LDL	<LDL
2025/5/16	Downstream SGX	7.8	0.00167	<LDL	<LDL	<LDL	0.00057	<LDL	0.00048
2025/5/16	Downstream HPG	7.5	0.00169	<LDL	0.00031	<LDL	0.00011	<LDL	0.00035
2025/5/16	Downstream TLP-LM	7.9	0.0023	<LDL	<LDL	<LDL	0.00069	<LDL	0.00791
2025/5/16	Downstream TSF2	7.3	0.00179	<LDL	<LDL	<LDL	0.00035	<LDL	0.00077
2025/9/17	Downstream TSF2	7.8	<LDL	<LDL	<LDL	<LDL	0.00047	<LDL	0.00066
2025/11/18	Downstream TSF2	7.7	<LDL	<LDL	<LDL	<LDL	0.00034	<LDL	0.00097
	Detection limit (LDL)		0.00009	0.00004	0.00005	0.006	0.00012	0.00002	0.00015

Note: LLDL = Lower limit of detection.

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Mine production water for drilling and dust suppression is sourced from underground at all mines.

18.7	Wastewater and sewage treatment

Wastewater is generated from mining activities, mineral processing, and domestic sewage.

At the SGX mine, groundwater is pumped to surface via the mine portals and then pumped to settling pond No. 1. At this pond, lime is added to assist flocculation. Further clarification occurs at pond No. 2. Overflow is then allowed to drain to three settling tanks before it is discharged into the Guxian Reservoir through a discharge point close to CM102 approved by the Yellow River Management Committee. Figure 18.16 is a view of the SGX water treatment plant. Fish were observed to be swimming in the treated water during the QP site visit in February 2024.

Figure 18.16	SGX water treatment plant

Source: AMC, 2024.

The Ying TSF tailings water is collected via culvert under the TSF embankments. The collected tailings water from the TSFs is piped back to the processing plant for reuse. No tailings water is discharged to the environment.

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Sewage from the SGX mining areas is collected and treated by a biological and artificial wetland treatment system. The QP understands that reports indicate that the treated water meets all the criteria of water reuse, with 100% being reused for landscape watering. There is no discharge to the reservoir.

At the HZG, HPG, TLP, LME, LMW, and DCG mines, ground water and domestic sewage are filtered through gravel pits and then discharged to the environment.

At HPG, the ground water is pumped through a 13.2 km long, 150 mm-diameter pipeline to Mill No. 2 for reuse. The set-up includes a 300 m3 wastewater pond and two MD155-67x8(p) water pumps.

See additional wastewater discussion in Section 20.4.4.

18.8	Other infrastructure

18.8.1	Mine dewatering

Mine dewatering is described in Section 16.2.9. It is executed in accordance with the “Chinese Safety Regulations of Metal and Non-metal Mines”.

18.8.2	Site communications

Mine surface communications are by landline and optical fibre service from CNC and with mobile phone services from China Mobile, China Telecom, and China Unicom. Internal telephones are installed at active mining areas and the dispatch room, with local communication cable net connection.

High-speed internet and fibre cables are connected to all the mine sites from Xiayu.

18.8.3	Camp

At each mine and mill site there are dormitory buildings and administration buildings that are equipped with dining rooms and washrooms for Silvercorp’s management, technical personnel, and hourly workers. Colour-coded steel housing structures are built adjacent to each portal as living facilities for the mine contractor workers. These buildings also include dining rooms and washrooms.

18.8.4	Dams and tunnels

Diversion tunnels and a dam at SGX were constructed to prevent storms and heavy rains from impacting on surface infrastructures, and to block waste rocks and waste materials from entering the Guxian Reservoir. Table 18.7 lists the SGX dam and the diversion tunnels at each mine.

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Table 18.7	Dam and diversion tunnels in the Ying district

Mine	Tunnel / dam	Profile (m x m)	Length (m)	Purpose
SGX	PD700-Zhanggou Tunnel	5.0 x 5.0	512	To divert flood water to Zhanggou above PD700 (712 mRL) in the SGX valley
	PD16-Zhaogou Tunnel	2.2 x 2.4	540	To divert flood water to Zhanggou above PD16 (598 mRL) in the SGX valley
	CM101-PD16 Tunnel	2.2 x 2.4	330	To divert flood water from above CM101 (650 mRL) into PD16-Zhanggou Tunnel (598 mRL)
	CM105 West Tunnel	2.2 x 2.4	580	To divert flood water from above CM105 (570 mRL) to east site of the Guxian Reservoir
	SGX Dam	50 x 12 x 55 (bottom width, top width, height)	90	To prevent waste rock and waste material from washing into the Guxian Reservoir
TLP	PD770-Chongyang River Tunnel	3.0 x 3.0	750	To divert the Xigou Creek and prevent PD730 from flooding
LMW	924 West Tunnel	3.0 x 3.0	70	To divert the Xigou Creek and prevent PD924 from flooding
HPG	PD3 Tunnel	3.2 x 3.5	80	To divert HPG creek and prevent PD3 from flooding

18.8.5	Surface maintenance workshops

Each mine has a maintenance workshop in which the following auxiliary services are provided:

•	Tire processing, maintenance, and servicing

•	Welding

•	Electrical

•	Hydraulic

•	Tools, parts, and material warehouse

The repair workshop is mainly responsible for maintenance of large-scale production equipment, vehicle repair, processing and repair of component parts, and machining of parts as may be required. All necessary equipment is available. Mechanical maintenance facilities include mining equipment maintenance workshop, equipment and spare parts store, dump oil depot, battery locomotives, and tramcar maintenance workshop and yard.

With the increased numbers of LHD equipment in 2025, Silvercorp allocated a specific section within the current maintenance shop for the purpose of LHD vehicle maintenance.

At the TLP maintenance workshop, automatic welding equipment was installed with a new technology to make steel-lined mill holes as orepasses for ore movement from stopes to ore drawpoints.

In 2021, the Ying operation updated safety guidelines for the equipment and maintenance process. Mechanical engineers use the EB software tool (see Sections 16.3 and 16.4) to record maintenance processes.

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The mining contractors generally have their own maintenance workshops adjacent to adit portals. Any type of trucks, electric locomotives, rail cars, and LHDs, as well as minor equipment, such as jacklegs, secondary fans, development pumps, etc., are serviced at these workshops.

All maintenance work at the Ying camp is performed on surface, and there are no workshops located underground.

18.8.6	Explosives magazines

Each mine has an explosives magazine and detonator storage house with strict security. The magazines are gated and are guarded by two gatekeepers and a dog. Surveillance cameras are installed in the magazine areas. All explosives and detonators are labelled with barcodes, which are scanned before release from the magazines for security audit purposes. The QP has noted that these magazines are well constructed and maintained.

Underground magazines are located adjacent to each level return air shaft or decline and are limited to one day’s requirement for bulk explosives and three days’ requirement for blasting ancillaries.

18.8.7	Fuel farm (SGX, HPG, TLP, LMW, and Mill)

Diesel fuel is used for mobile mine equipment, some small trucks, and surface vehicles. There are two fuel farms at the SGX mine, with a total capacity of 60 tonnes. The first unit is located 459 m north of PD16 to supply diesel for mobile equipment. The second unit is at the PD700 waste dump, and is mainly for supply of diesel to the generators.

Fuel storage tanks are also installed at the TLP, LME, LMW, and HPG mines to provide diesel for mobile equipment. The DCG mine uses the storage tank at the TLP mine.

The contractors have their own small fuel tankers close to the portals, and provide fuel for underground diesel locomotives, mini and small trucks, and mobile equipment.

As the fleet of mobile mining equipment expands, there is a corresponding rise in the demand for fuel. In 2024, Silvercorp opted to augment fuel procurement and establish a skid-mounted diesel tank at each mine site to optimize fueling operations. To date, a tank of 20 m³ at Mill No. 2 has been put into operation, while the completion acceptance is underway at HPG and LMW, and the procurement is ongoing at TLP and SGX.

Containment for storage of fuel is constructed in the vicinity of the diesel generators and fuel dispensing facilities. The storage facility must be located downwind from the mine air intake fans and a reasonable distance from buildings, camp, and mine portals, dependent upon local OHS regulations and firefighting requirements. The lined containment areas are constructed such that spills are confined and can readily be cleaned up, so that any need for extensive and costly remediation work can be avoided during site closure.

18.8.8	Mine dry area

At each mine site, the dormitory and administration buildings provide showers and washrooms for Silvercorp employees. There are showers and washrooms near each adit portal for contractor workers. Provisions for PPE such as gloves, safety glasses, hard hats, safety boots, safety back wearing (hard, protective back vest), a small oxygen tank, and cap lamps / batteries are made by Silvercorp or its contractors.

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18.8.9	Administration building

At each mine site, there is an administration building that provides working places for management, supervision, geology, engineering, and other operations support staff. Silvercorp’s local office is located at the central mill site, with an accommodation capacity of over 200 staff. The senior management personnel in charge of Ying District sales, purchasing, accounting, and technical services are located at the local office.

18.8.10	Warehouse and open area storage

There are warehouses at each mine site that are designed for materials and equipment inventory storage. There are also open storage areas that can be used for the same purpose.

18.8.11	Laboratory

The laboratory is located in a separate building at the north-west side of Mill No. 1. The laboratory is a two-story structure equipped to perform daily analyses of mine and processing samples. Amongst 36 personnel are one who is a qualified professor, one senior engineer, and six engineers. There are over 30 sets of laboratory equipment, including ICP-OES spectrometers, GGX-810 atomic absorption spectrophotometer, a variety of Mettler electronic scales, and sample processing equipment. The lab was certified by CMA in October 2025.

18.8.12	Security / gatehouse

There is a designated security department at each mine site and mill that is responsible for daily security tasks. A security gatehouse is located at each mine site access road with personnel on round-the-clock duty. Monitoring cameras are installed at the gatehouses, loading points, ore stockpiles, and warehouses for additional coverage. There are also personnel on duty at all times at each access road. Patrol of the key areas is undertaken by the night shift workers. In terms of the ore transportation, there are dedicated personnel in charge of inspection for the transportation process. The central monitoring room located at the local office is manned round-the-clock. Figure 18.17 shows screens in the central monitoring room.

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Figure 18.17 Central monitoring room

Source: AMC, 2024.

18.8.13	Compressed air

Compressed air is primarily used for drilling blastholes. Jacklegs are used in all stopes and conventional development faces. There are some minor compressed air uses for shotcreting and hole cleaning.

Compressor plants are located adjacent to every portal. These compressors are of a two-stage electric piston configuration. Compressed air is reticulated via steel pipes of varying sizes, depending on demand, to all levels and refuge stations. Pipelines are progressively sized from four inches to one inch at the stopes and development headings.

18.8.14	Underground noxious gas monitoring system

Underground Noxious Gas Monitoring Systems are employed at the SGX, HZG, HPG, TLP, LME, LMW, and DCG mines. These systems, which cover all the underground areas at the Ying Mining District, meet the requirements of the “Technical Codes for Ventilation Safety at Metallic and Non-Metallic Underground Mines AQ2013”.

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The systems are used to monitor the underground ventilation network. Data such as air velocity and carbon monoxide (CO) concentration can be collected, processed, and reported instantaneously. When an item is above the threshold limit value (TLV), the mine control room is notified immediately. The sub-system of safety monitoring, which has a routine inspection cycle of less than 30 seconds, can instantly exchange data with the Automation Integrated Software Platform.

Underground monitoring substations (see Figure 18.18) have two-way communication with transmission interfaces. They have a data collector for air velocity, air pressure, carbon monoxide, and temperature, and can collect information about power status, fan switch status, air door switch status, and smoke. The system is supported by a computer at the central office.

Figure 18.18 Carbon monoxide senser at underground noxious gas monitoring system

Source: Silvercorp, 2025.

18.8.15	Underground personnel positioning system

The underground personnel positioning system (see Figure 18.19) can indicate an exact time when each miner enters or exits underground. The system can also provide the number of miners currently underground, with details of their names and work durations; this also enables instant reporting of personnel locations and print-out of daily and monthly timesheets. After some updates and additions, the underground personnel positioning system network has been extended.

All mines also use tag board systems to monitor personnel entering and exiting a mine entrance.

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Figure 18.19   Modular base station at underground personnel positioning system

Source: Silvercorp, 2025.

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19	Market studies and contracts

19.1	Mining contracts

Contracts for underground mining operations are in place with several contracting firms, including Henan Sanyi Mine Construction Engineering Co. Ltd and Luoyang Xinsheng Mining Engineering Co. Ltd.

19.2	Concentrate marketing

The QP understands that the lead and zinc concentrates are marketed to existing smelter customers in Henan and Shaanxi provinces and appropriate terms have been negotiated as detailed in Section 19.3.

With respect to copper, when lead concentrate contains 1% to 1.5% of copper, copper is payable at 30% of copper price, and when lead concentrate contains more than 1.5% of copper, copper is payable at 40% of copper price.

With respect to gold, the QP understands that it is payable at 84% of delivered gold content in concentrate.

19.3	Smelter contracts

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. Among them are Henan Yuguang Gold and Lead Smelting Co. Ltd, JiyuanWanyang Smelting (Group) Co. Ltd, JiyuanJinli Smelting (Group) Co., Lingbao Xinling Smelting Co. Ltd, and Minshan Huaneng Kaoge Co. Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd.

All contracts have freight and related expenses to be paid by the smelter customers.

The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month; they may vary between smelters. Table 19.1 shows terms commonly applied.

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Table 19.1   Key elements of smelter contracts

	Pb Concentrate										Zn Concentrate
	% Pb	Deduction (RMB/t pb)	Ag (g/t)	Payable (%)	Au (g/t)	Payable (%)	Cu (%)	Payable (%)	Zn (%)	Payable (%)	% Zn	Deduction (RMB/t Zn if price <RMB 15,000/t)	Deduction (RMB/t Zn if price >RMB 15,000/t)	Ag (g/t)	Payable (RMB/g)
Minimum quality	10		1,000		1	80%	1.0%	30%	>5%	100+(Actual -5%)*20	35			150
Payment scales or deduction scales	>=50		3,000-3,500	94.5	>=1	80%	1.5%	40%	5%	RMB100	>=50	3,600	3,600+(price -15,000)*20%	>=300	1.5
	45	-100+ 20*(45%-actual)	2,500-3,000	94	>=2	81%					45-50	3,600+20*(50%-actual)	3,600+20*(50%-actual)+ (price-15,000)*20%	200-300	1.3
	35-45	-100+ 20*(35%-actual)	2,000-2,500	93.5	>=3	82%					40-45	3,700+50*(45%-actual)	3,700+50*(45%-actual)+ (price-15,000)*20%	150-200	1
	30-35	100+50*(45%-actual)	1,000-2,000	92.5	>=5	83%					30-40	3,950+100*(40%-actual)	*(40%-actual)+ (price-15,000)*20%
					>=7	84%

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With respect to recent lead and zinc terms for Silvercorp Ying concentrates, payability / deductibles are as follows:

•	For lead concentrate:

—	Concentrate grading from 30% Pb to >50% Pb, payability is 100%.

—	Concentrate grading from 1,000 g/t Ag to 3,500 g/t Ag, payability is 94% to 95.5% (December 2025).

—	Concentrate grading 1 g/t Au to >7 g/t Au, payability is 84% to 87% (December 2025).

—	Concentrate grading 1.0% Cu to >1.5% Cu, payability is 30% to 40%.

—	Concentrate grading ≥5.0% Zn, payability as per the formula in Table 19.1.

•	For zinc concentrate:

—	A deduction of RMB 3,600/t is charged for concentrate grading ≥50% Zn when the zinc price is less than RMB 15,000/t.

—	Deductions increase as concentrate grade decreases to a minimum required of 35%.

—	A second set of higher deductibles is used when the zinc price is greater than RMB 15,000/t.

—	Concentrate grading 150 g/t Ag to ≥300 g/t Ag, payability is RMB 1.0/g to RMB 1.5/g.

Lead concentrate payability of approximately 100% is higher than the industry norm of 95%. Silver payability of 92.5% to 96% is lower than the industry norm of 95%. Gold payability of 80% to 84% is lower than the norm of 95%.

Zinc concentrate payability of approximately 77% is lower than the industry norm of 80% to 85%. Silver - the only payable minor component, is commonly paid using a standard deduction of 90 g/t and 90% payability for the remainder. The QP understands that Ying zinc concentrate silver has attracted payability of 50% since November 2025.

19.4	Commodity prices

Metal prices of Au $2,800/oz, Ag $28.00/oz, Pb $0.90/lb, Zn $1.20/lb, Cu $4.40/lb were used for COG, AgEq, and AuEq calculations in the Mineral Reserve estimation.

In determining the metal prices to be used, the QP referenced World Bank long-term forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current as of mid-2025. The exchange rate of 7.00 RMB to US$1 is as per Silvercorp and has been accepted as reasonable by the QP. The exchange rate was also referenced against historical and projected information in the public domain.

19.5	Harmful element assessment

Table 19.2 shows results of Ying lead concentrate sample testing in August / September 2025, along with the China National Standard for maximum deleterious material grade in lead concentrate.

Table 19.3 shows results of Ying zinc concentrate sample testing in August / September 2025, along with the China National Standard for maximum deleterious material grade in zinc concentrate.

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Table 19.2   Ying lead concentrate

Ying lead concentrate sample – August / September 2025 testing
Item	Unit	Assay result	Method code
Pb	%	47.4	GB/T 8152.1-2006
Au	g/t	2.65	GB/T 8152.10-2006
Ag	g/t	4126	GB/T 8152.10-2006
Cu	%	2.46	GB/T 8152.7-2006
Zn	%	8.16	GB/T 8152.17-2023
Sb	%	0.46	GB/T 8152.17-2023
Bi	%	0.061	GB/T 8152.17-2023
As	%	0.11	GB/T 8152.17-2023
Cd	%	0.06	GB/T 8152.17-2023
SiO2%		5.47	GB/T 8152.14-2019
Hg	%	0.0004	GB/T 8152.11-2023
Al2O3%		0.85	GB/T 8152.3-2006
Mo	%	<0.010	GB/T 14353.13-2014
In	%	0.0015	GB/T 14353.13-2014
S	%	20.8	GB/T 14353.12-2010
Cr	%	<0.010	GB/T 30902-2014
Fe	%	9.3	GB/T 3884.15-2014

China National Standard for lead concentrate
	Min Pb%	Maximum deleterious material grade allowed (%)
		As	Cd	Hg	SiO2	Al2O3
Class A	65	0.30	0.20	0.05	1.50	2.00
Class B	60	0.40	0.30	0.05	2.00	2.50
Class C	55	0.50	0.40	0.05	2.50	3.00
Class D	50	0.55	0.40	0.05	3.00	4.00
Class E	45	0.60	0.40	0.05	3.00	4.00

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Table 19.3   Ying zinc concentrate

Zinc concentrate sample - August 2025
Item	Unit	Assay result	Method code
Zn	%	50.96	GB/T 8151.1-2012
Ag	g/t	288	GB/T 8151.12-2012
Pb	%	0.66	GB/T 8151.20-2012
Fe	%	4.56	GB/T 8151.20-2012
Mg	%	0.19	GB/T 8151.20-2012
As	%	0.019	GB/T 8151.20-2012
Cd	%	0.3	GB/T 8151.20-2012
S	%	28.78	GB/T 8151.2-2012
SiO2%		9.09	GB/T 8151.4-2012
Hg	%	0.0012	GB/T 8151.15-2005
Cl	%	<0.050	YS/T 1171.5-2017

China National Standard for zinc concentrate
	Min Zn%	Maximum deleterious element grade allowed (%)
		Cu	Pb	Fe	As	SiO2
Class A	55	1.0	1.2	6	0.2	3.5
Class B	50	1.2	1.8	8	0.4	4.5
Class C	45	1.5	2.5	12	0.5	5.0
Class D	40	1.5	2.5	14	0.5	5.5

The QP notes that, other than for silicon dioxide, both the Ying concentrates exhibit deleterious material percentages below the standard maxima.

The QP also understands that silicon dioxide has never been considered in concentrate sales contracts and that Silvercorp has had no issues of significance with respect to the saleability of its concentrates since the start of operations in 2006.

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20	Environmental studies, permitting, and social or community impact

20.1	Introduction

Silvercorp has all the required permits for its operations on the Ying Property. The exploration and mining permits are described in Section 4.1 of this report.

The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Seven safety certificates have been issued by the Department of Safety Production and Inspection of Henan Province, covering the SGX mine, HZG mine, Zhuangtou TSF (TSF1), Shiwagou TSF (TSF2), HPG mine, TLP mine (west and east section), LMW mine, LME mine, and DCG mine. Silvercorp will apply for the safety certificate for KP in the first half of 2026 before the planned operation start in mid-2026. Six environmental certificates have been issued by the Department of Environmental Protection of Henan Province, covering the Yuelianggou project (SGX mine and 1,000 tpd mill plant), HPG mine, TLP mine, LMW mine, LME mine, DCG mine, KP mine, and the 2,000 tpd mill plant built in 2009. For each of these certificates, there are related mine development / utilization and soil / water conservation programs, and rehabilitation plan reports. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and TSF1 and TSF2 (see below re TSF3). All certificates must be renewed periodically.

The Environmental Impact Assessment (EIA) report of the Shimengou TSF (TSF3), which was built and put into operation in November 2024, has been completed and approved by the Luoyang Branch of the Luoyang Ecological Environment Bureau. Also, the EIA report for the technical renovation and capacity expansion project of Mill Plant 2 was approved by the Luoyang branch of the Luoyang Ecological Environment Bureau in July 2024.

There are no cultural minority groups within the areas surrounding the Ying Property. The culture of the broader Luoning County and Shanzhou District is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, HPG, TLP, LME, LMW, DCG, and KP Project areas. The surrounding land near the mines is used predominantly for agriculture. The mining areas do not cover any natural conservation, ecological forests, or strict land control zones. The current vegetation within the project area is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, goats, cows, etc.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students, and undertaking projects such as road construction and school repairs, upgrading, and construction. Silvercorp has also made economic contributions in the form of direct hiring and retention of local contractors, suppliers, and service providers.

20.2	Laws and regulations

Silvercorp’s activities in the Property and associated infrastructure operate under the following Chinese laws, regulations, and guidelines.

20.2.1	Laws

•	Law of Environmental Protection PRC (1989).

•	Law of Minerals Resources of PRC (1996, Amended on 8 November 2024 and was in effect on 1 July 2025).

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•	Production Safety Law of the PRC (2002).

•	Law of Occupational Disease Prevention (2001-Amended 2011).

•	Environmental Impact Assessment (EIA) Law (2002).

•	Law on Prevention & Control of Atmospheric Pollution (2000).

•	Law on Prevention & Control of Noise Pollution (1996).

•	Law on Prevention & Control of Water Pollution (1996, amended 2008).

•	Law on Prevention & Control Environmental Pollution by Solid Waste (2002).

•	Forestry Law (1998).

•	Water Law (1988).

•	Water & Soil Conservancy Law (1991).

•	Land Administration Law (1999).

•	Protection of Wildlife Law (1989).

•	Energy Conservation Law (1998).

•	The Yellow River Protection Law of the PRC (2023).

20.2.2	Regulations and guidelines

•	Environment Protection Design Regulations of Construction Project (No.002) by Environment Protection Committee of State Council of PRC (1987).

•	Regulations on the Administration of Construction Project Environmental Protection (1998).

•	Regulations for Environmental Monitoring (1983).

•	Regulations on Nature Reserves (1994).

•	Regulations on Administration of Chemicals Subject to Supervision & Control (1995).

•	Regulations on Management of Chemicals Subject to Supervision & Control (1995).

•	Environment Protection Design Regulations of Metallurgical Industry (YB9066-55).

•	Comprehensive Emission Standard of Wastewater (GB8978-1996).

•	Environmental Quality Standard for Surface Water (GB3838-1988).

•	Environmental Quality Standard for Groundwater (GB/T14848-1993).

•	Ambient Air Quality Standard (GB3095-1996).

•	Comprehensive Emission Standard of Atmospheric Pollutants (GB16297-1996).

•	Environmental Quality Standard for Soils (GB15618-1995).

•	Standard of Boundary Noise of Industrial Enterprise (GB12348-90).

•	Emissions Standard for Pollution from Heavy Industry; Non-Ferrous Metals (GB4913-1985).

•	Control Standard on Cyanide for Waste Slugs (GB12502-1990).

•	Standard for Pollution Control on Hazardous Waste Storage (GB18597-2001).

•	Identification Standard for Hazardous Wastes-Identification for Extraction Procedure-Toxicity (GB5085.3-1996).

•	Standard of Landfill and Pollution Control of Hazardous Waste (GB 18598-2001).

•	Standards of Pollution Control for General Industrial Solid Waste Storage and Landfill (GB18599-2020) effective as of 1 July 2021.

•	Environmental Quality Standard for Noise (GB3096-2008).

•	Emission Standard for Industrial Enterprises Noise at Boundary (GB12348-2008).

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•	Evaluating Indicator System for Lead and Zinc Industry Cleaner Production (Trial) (2007).

•	TSF Safety Regulations (GB39496-2020) updated effective as of 1 September 2021.

•	Administrative Measures for the Prevention and Control of Environmental Pollution from the TSF (Decree No. 26 of the Ministry of Ecological Environment), effective as of 1 July 2022).

•	Emission Standards for Water Pollutants in the Yellow River Basin of Henan Province (effective as of 1 March 2021).

•	Management Regulations for the Prevention & Cure of Tailings Pollution (1992).

•	Management Regulations for Dangerous Chemical Materials (1987).

20.3	Waste and tailings disposal management

The main waste byproducts are waste rock produced during mining operations and the mine tailings produced during processing. There is also minor sanitation waste produced.

Waste rock is deposited in various waste rock stockpiles adjacent to the mine portals. The waste rock is mainly comprised of quartz, chlorite and sericite, kaolin, and clay minerals and is non-acid generating.

The protocol for waste stockpiles is as follows: When a waste stockpile becomes full (or at the time of site closure), it is covered with soil and re-vegetated. For stabilization, retaining wall structures are built downstream of the waste rock site. A diversion channel is also constructed upstream to prevent high water flows into the stockpile and the slope surface from washing out. Some waste rock stockpiles - at the SGX mine, HPG mine, HZG mine, and LMW mine - have already been covered with soil and revegetated.

In April 2021, the Luoyang Hongfa Building Materials Aggregate Co., Ltd., a wholly owned subsidiary of Silvercorp with a design production capacity of one million tonnes per year, was put into operation. It consumed 457,000, 598,800, and 451,500 tonnes of waste rock in FY2023, FY2024, and FY2025, respectively. Any profit, after capital recovery, is shared between the local government, the local communities, and employees.

Process tailings are currently being discharged into purpose-built tailings storage facilities - TSF2 and TSF3, which have effective design (working volume) capacities of 4.05 Mm3 and 9.92 Mm3 (Phase 1 for TSF3), respectively (refer also to Section 18.1). The TSFs have decant and under-drainage systems that provide for flood protection and for the collection of return water. Daily inspections at each facility are undertaken of the tailings pipelines, TSF embankment, and the seepage / return water collection system. The TSF underdrainage and return water collection system comprises a tunnel discharging directly into an unlined collection pond / pumping station, which is situated just downstream of the TSF embankment. According to the current rehabilitation plan, after the completion of the TSFs, the facilities will be covered with soil and revegetated. The SGX EIA Report states that the tailings do not contain sulphide and have no material potential for acid generation.

TSF3 is built in the Shimengou valley, a branch of the Chongyanggou river, within the territory of Xiayu Township, Luoning County. The Shimengou TSF is located about 1.7 km to the north of Mill Plant 2 and is about 500 m from the (downstream) Chongyanggou river.

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The Shimengou starter dam is 52 m high, with ground elevation of 498 m at the dam central line and dam crest elevation of 550 m above mean sea level. The designed accumulation slope of the dam is 1:5, with a final design elevation of 670 m and a total dam height of 172 m. The total design storage capacity is 19,214,000 m3, with TSF effective storage capacity of 17,212,500 m3.

20.4	Site monitoring

20.4.1	Monitoring plan

Comprehensive monitoring plans were developed during the EIA stage, including monitoring plans for the construction period. The Ying operation has an environmental protection department consisting of eight full-time staff. The full-time environment management personnel are mainly responsible for the environment management and rehabilitation management work in the Ying Property. There are three part-time environment management personnel at the KP mine.

The monitoring plans include air and dust emissions and noise and wastewater monitoring. The monitoring work is completed by qualified persons and licensed institutes. For water environment monitoring, an intensive program has been developed and implemented, including once-a-quarter testing of domestic sewage water and ground water for TSFs, and once-a-year testing of the ground water near the mine and twice-a-year testing of the surface water at Yuelianggou, HPG, and Chongyang River (TLP) by the Luoyang Liming Testing Company. The mine water from Yuelianggou (SGX and HZG), HPG, TLP-LM, and DCG is also tested once-a-quarter by the Luoyang Liming Testing Company. Surface water flowing into the Guxian Reservoir from SGX and HPG is tested monthly by the Yellow River Basin Environmental Monitoring Centre, an inter-provincial government organization. Water monitoring plans are summarized in Table 20.1. Silvercorp will make a plan in the first half of 2026 to start monitoring the water quality of KP.

Table 20.1    Water environmental monitoring plans for Ying mining area

Items	Monitoring location	Monitoring parameters	Frequency	Monitored by
Groundwater	Upstream and downstream of the mines	pH, Cu, Pb, Cd, Hg, As, Tl, Sb	Once / Year	Luoyang Liming Testing Company Yellow River Basin Monitoring Centre
Groundwater	Upstream and downstream of the TSFs	pH, Cu, Pb, Cd, Hg, As, Tl, Sb	Once / Quarter
Domestic sewage water	Discharge point after sanitary wastewater treatment	COD, BOD5, NH3-N, SS	Once / Quarter
Surface water	Yuelianggou, HPG, and Chongyang River (TLP)	COD, NH3-N, Ag, Cu, Pb, Zn, Cd, Phenol, TPH	Twice / Year
Mine water	Discharge point after sedimentation treatment from Yuelianggou, HPG, TLP-LM, and DCG	pH, COD, NH3-N, Pb	Once / Quarter
Surface water	Entrance to Guxian Reservoir from SGX and HPG	NH3-N, Ag, Cu, Zn, Pb, Cd, Hg	Once / Month	Yellow River Basin Monitoring Centre

The QP notes that monitoring data from 2016 to 2025 indicate that the surface water results are in compliance with Class II and III limits of Surface Water Environmental Quality Standards (GB38382002), sanitary and process plant wastewater results are in compliance with Class I limits of Integrated Wastewater Discharge Standard (GB8978-1996), and mining water results are in compliance with Class I limits of Integrated Wastewater Discharge Standard (GB89781996). These standards match the requirements in the EIA approvals. In addition, the QP notes that the project-stage completion inspection results were all compliant for wastewater discharge, air emission, noise, and solid waste disposal.

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There have been a few exceptional cases in which Pb concentrations slightly exceeded the permitted limit of 0.011 mg/L at the general discharge point after sedimentation tank for both SGX and TLP mines.

20.4.2	Water management

The water supply for the SGX and HPG mines is sourced mainly from the Guxian Reservoir and mountain spring water. Water supply for the HZG, TLP, LME, LMW, and DCG mines is mainly from mountain spring water near the mines. The water supply for the KP mine is sourced from a well close to the main office building.

Maintaining water quality for Guxian Reservoir, while operating the SGX / HZG and HPG mines, is a key requirement in the project environmental approvals. Silvercorp has created an SGX and HPG surface water discharge management plan. This comprises collection and sedimentation treatment of mine water combined with a containment system (i.e., zero surface water discharge), and installation of a stormwater drainage bypass system for the segregation and diversion of clean stormwater and for flood protection.

Prior to completion of the stormwater drainage bypass system, drainage construction in the project water catchment area was completed. Overflow water from the mill process (which is segregated by the thickener), and water generated from the tailings by the pressure filter, are returned to the milling process to ensure that wastewater (including tailings water) is not discharged.

Water from mining operations is reused for the same purpose and the remaining water is treated according to the Surface Water Quality Standards (GB3838-2002) and Integrated Wastewater Discharge Standard (GB8978-1996) to meet the Class III requirements of surface water quality and Class I wastewater quality, before being discharged to Guxian Reservoir at discharge points approved by the Yellow River Management Committee in Luoning County.

Monthly monitoring results from Yellow River Basin Environmental Monitoring Centre, and twice per year monitoring results from the Luoyang Liming Testing Company indicate that the quality of water discharged to the surface water body is compliant with the pertinent standards. Selected data are shown in Table 20.2 and Table 20.3 and show the general level of test results.

Table 20.2	January 2024 to December 2025 example monitoring results, surface water (Yellow River Basin Environmental Monitoring Centre)

Sample location	Sampling date	NH3N	Ag	Cu	Zn	Pb	Cd	Hg
GB3838-2002 Limits (mg/L)		0.5	<DL	1	1	0.01	0.005	0.00005
Detect Limits (DL)		0.025	0.00004		0.00067		0.00005	0.00004
Entrance to Guxian Reservoir from SGX	2024/1/25	0.033	<DL	0.00186	0.014	0.00089	0.00012	<DL
	2024/2/28	0.03	<DL	0.00055	0.00478	0.00059	0.00011	<DL
	2024/3/28	0.034	<DL	0.00064	<DL	0.00151	<DL	<DL
	2024/4/24	0.033	<DL	0.00081	0.00248	0.00171	<DL	<DL
	2024/5/15	0.033	<DL	0.00094	0.00248	0.00332	0.00008	<DL
	2024/6/20	0.036	<DL	0.00052	<DL	0.00042	<DL	<DL
	2024/7/18	0.033	<DL	0.00143	0.00464	0.00988	0.0001	<DL
	2024/8/22	0.043	<DL	0.00149	0.00421	0.00148	0.00008	<DL
	2024/9/24	0.036	<DL	0.00187	0.00943	0.00239	<DL	<DL
	2024/10/15	0.038	<DL	0.00269	0.00675	0.00179	0.00009	<DL

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Sample location	Sampling date	NH3N	Ag	Cu	Zn	Pb	Cd	Hg
GB3838-2002 Limits (mg/L)		0.5	<DL	1	1	0.01	0.005	0.00005
Detect Limits (DL)		0.025	0.00004		0.00067		0.00005	0.00004
	2024/11/15	0.035	<DL	0.00181	0.0089	0.00181	0.0001	<DL
	2024/12/5	0.034	<DL	0.0262	0.0142	0.00161	<DL	<DL
	2025/1/8	<DL	<DL	0.0214	0.0116	0.00252	0.00026	<DL
	2025/2/25	<DL	<DL	0.00174	<DL	0.00071	0.00006	<DL
	2025/3/13	0.029	<DL	0.00154	0.00102	0.00238	0.0001	<DL
	2025/4/28	0.029	<DL	0.00154	0.00102	0.00238	<DL	<DL
	2025/6/4	0.029	<DL	0.00206	0.00513	0.00102	0.00006	<DL
	2025/6/25	0.031	<DL	0.00272	<DL	0.00068	0.00007	<DL
	2025/7/17	0.073	<DL	0.0171	0.00329	0.00123	0.00009	<DL
	2025/8/15	0.071	<DL	0.00114	0.00486	0.00098	<DL	<DL
	2025/9/3	0.027	<DL	0.0114	0.00165	0.00358	0.0002	<DL
	2025/10/15	0.034	<DL	0.00292	0.0021	0.00024	<DL	<DL
	2025/11/25	0.031	<DL	0.00636	0.0204	0.0139	<DL	<DL
	2025/12/10	0.04	<DL	0.00373	0.00447	0.00034	<DL	<DL
Entrance to Guxian reservoir from HPG	2024/1/25	0.036	<DL	0.00115	0.0052	0.00058	0.00012	<DL
	2024/2/28	0.027	<DL	0.00055	0.00388	0.00088	0.00008	<DL
	2024/3/28	0.034	<DL	0.00088	<DL	0.00222	<DL	<DL
	2024/4/24	0.027	<DL	0.00076	<DL	0.0014	<DL	<DL
	2024/5/15	0.031	<DL	0.00099	0.00161	0.00201	<DL	<DL
	2024/6/20	0.033	<DL	0.0008	0.00748	0.00036	<DL	<DL
	2024/7/18	0.044	<DL	0.0008	<DL	0.00036	<DL	<DL
	2024/8/22	0.046	<DL	0.00139	0.0018	0.00063	<DL	<DL
	2024/9/24	0.036	<DL	0.0127	0.0018	0.00275	<DL	<DL
	2024/10/15	0.035	<DL	0.0024	0.00473	0.00308	0.00006	<DL
	2024/11/15	0.035	<DL	0.00204	0.0095	0.00107	<DL	<DL
	2024/12/5	0.034	<DL	0.0446	0.0153	0.00162	<DL	<DL
	2025/1/8	<DL	<DL	0.00197	0.00375	0.00027	<DL	<DL
	2025/2/25	<DL	<DL	0.00138	0.00251	0.00095	0.00006	<DL
	2025/3/13	0.029	<DL	0.00152	0.00411	0.00135	<DL	<DL
	2025/4/28	0.029	<DL	0.00098	0.00332	0.00108	0.00006	<DL
	2025/6/4	0.038	<DL	0.00133	0.00244	0.00132	0.00018	<DL
	2025/6/25	0.028	<DL	0.002	<DL	0.003	<DL	<DL
	2025/7/17	0.062	<DL	0.0171	0.00329	0.00037	0.00008	<DL
	2025/8/15	0.056	<DL	0.00074	<DL	0.00161	<DL	<DL
	2025/9/3	0.032	<DL	0.00636	0.00764	0.00266	0.00007	<DL
	2025/10/15	<DL	<DL	0.00732	0.0026	0.00192	0.00011	<DL
	2025/11/25	0.034	<DL	0.00444	0.0026	0.00055	<DL	<DL
	2025/12/10	0.042	<DL	0.0041	0.0115	0.00086	<DL	<DL

Notes: Units – mg/L. DL = detection limit. NA = Not Assayed.

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Table 20.3	January 2024 to December 2025 example monitoring results, surface water (Luoyang Liming Testing Company)

Mines	Sampling date	COD	NH3-N	Cu	Zn	Pb	Cd	TPH	Phenol
GB3838-2002 Limit		15	0.5	1	1	0.01	0.005	0.05	0.002
Detect Limits (DL)				0.006	0.004	0.0025	0.00005	0.01
Yuelianggou	2024/03/01	12	0.121	<DL	<DL	<DL	0.005	<DL	NA
Yuelianggou	2025/05/16	12	0.086	<DL	<DL	0.00372	<DL	<DL	NA
HPG	2024/03/01	10	0.112	<DL	<DL	<DL	0.005	<DL	NA
HPG	2025/05/16	11	0.07	<DL	<DL	0.00373	<DL	<DL	NA
Chongyang River (TLP)	2024/03/01	15	0.154	<DL	<DL	<DL	0.005	<DL	NA
Chongyang River (TLP)	2025/05/16	12	0.097	<DL	<DL	0.00389	<DL	<DL	NA

Notes: Units – mg/L. DL = detection limit. NA = not assayed.

Except for one small creek, there are no surface water sources near the TLP and LM mines, and no mining water is discharged to this creek from the mines. There is a limited volume of mining water generated from the lower sections of the TLP and LM mines, most of which is used in the mining activities, and none is generated from the upper sections.

20.4.3	Groundwater

Groundwater guidelines are contained in the Groundwater Environmental Quality Standards (GB/T14848-93). There is a groundwater monitoring program for the processing plant area, TSFs and the mining areas. Groundwater (the main drinking water source) monitoring results of tested parameters, including pH, Pb, Hg, Zn, Cd, Cu, As, Tl, and Sb, conducted by the Luoyang Liming Testing Centre in 2025 at different areas, indicated that groundwater quality is in compliance with Class III of GBT14848-2017. The results are summarized in Table 20.4 below.

Table 20.4	Results summary of groundwater tests (Luoyang Liming Testing Company)

Sampling date	Sampling location	pH	Pb	Hg	Cd	Cu	As	Tl	Sb
	Groundwater Standard (GBT14848-2017)	6--9	0.05	0.001	0.01	1	0.05	0.0001	0.005
2025/3/6	downstream TSF2	7.6	<DL	<DL	<DL	<DL	<DL	<DL	<DL
2025/5/16	downstream SGX	7.8	0.00167	<DL	<DL	<DL	0.00057	<DL	0.00048
2025/5/16	downstream HPG	7.5	0.00169	<DL	0.00031	<DL	0.00011	<DL	0.00035
2025/5/16	downstream TLP-LM	7.9	0.0023	<DL	<DL	<DL	0.00069	<DL	0.00791
2025/5/16	downstream TSF2	7.3	0.00179	<DL	<DL	<DL	0.00035	<DL	0.00077
2025/9/17	downstream TSF2	7.8	<DL	<DL	<DL	<DL	0.00047	<DL	0.00066
2025/11/18	downstream TSF2	7.7	<DL	<DL	<DL	<DL	0.00034	<DL	0.00097
	Detection limit (DL)		0.00009	0.00004	0.00005	0.006	0.00012	0.00002	0.00015

Notes: Units – mg/L. DL = detection limit.

20.4.4	Wastewater

There are three sources of wastewater: mining activities, mineral processing, and domestic sewage. Mine water from SGX, HZG, and HPG is pumped to surface via the mine portals and then pumped to Sedimentation Pond 1 at SGX via a lime dosing system to assist in flocculation. The settled water is then drained to Sedimentation Pond 2, where the overflow is allowed to drain to another system of three settlement tanks, before being discharged to Guxian Reservoir through a discharge point, approved by the Yellow River Management Committee, at an elevation of 549.5 m above sea level.

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A second similar Sedimentation Station was built near the portal of PD730 of TLP to treat the mine water from TLP-LM and DCG.

Table 20.5 shows recent representative mine water monitoring results.

Table 20.5	Mine water monitoring results (Luoyang Liming Testing Company)

Sampling date	Sample location	pH	Cd (mg/L)	Pb (mg/L)	Tl (mg/L)	COD (mg/L)	NH3-N (mg/L)
	Industrial wastewater reuse standard (GB / T19923-2005)	6--9	0.005	0.05	< DL
2025/3/6	Discharge point after sedimentation treatment from Yuelianggou (HPG)		< DL	0.0022	0.00003	< DL	< DL
2025/3/6	Discharge point after sedimentation treatment from TLP-LM (DCG)		< DL	0.00009L	0.00002L	< DL	< DL
2025/9/17	Discharge point after sedimentation treatment from Yuelianggou (HPG)	7.7	< DL	0.00098	< DL	14	0.266
2025/10/29	Discharge point after sedimentation treatment from Yuelianggou (HPG)	7.5	< DL	0.00246	< DL	14	0.186
2025/10/29	Discharge point after sedimentation treatment from TLP-LM (DCG)	7.6	< DL	0.00009L	0.00002L	17	0.158
2025/11/18	Discharge point after sedimentation treatment from Yuelianggou (HPG)	7.7	< DL	0.00206	< DL	21	0.211
2025/11/18	Discharge point after sedimentation treatment from TLP-LM (DCG)	7.6	< DL	0.00009L	0.00002L	18	0.234

Note: DL=detection limit.

Sewage water from mining areas is collected and treated by a biological and artificial wetland treatment system. The treated water meets the criteria for water reuse and is applied 100% to landscape watering with no discharge to the public water body. Table 20.6 shows representative sanitary water monitoring results.

Table 20.6	Sewage water monitoring results (Luoyang Liming Testing Company)

Sampling date	Sample location	pH	COD (mg/L)	BOD5 (mg/L)	NH3-N (mg/L)	SS (mg/L)
	Integrated wastewater discharge standard class I (GB 8978-1996)	6-9	100	30	15	70
2025/2/12	Discharge point of sewage water from SGX	NA	32	6.8	5.12	56
2025/2/12	Discharge point of sewage water from LMW	NA	59	24	13.7	25
2025/9/17	Discharge point of sewage water from SGX	NA	32	7.4	1.55	18
2025/9/17	Discharge point of sewage water from LME	NA	27	8.6	1.12	12

Notes: COD= Chemical Oxygen Demand. BOD= Biochemical Oxygen Demand. SS=Suspended Soils.

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According to the EIA approval, water quality protection for the Guxian Reservoir and the SGX project area is subject to Chinese National Standard Environmental Quality Standard for Surface Water (GB3838-1988 – Class II) and the mine discharge water quality is to meet Class I of the Integrated Wastewater Discharge Standard (i.e., at the point of discharge). Quality monitoring of the mine waters and the surrounding receiving surface waters is carried out under contract by the Luoning County Environmental Protection Bureau and the Yellow River Basin Environmental Monitoring Centre, in line with specifications in the site environmental monitoring plan. Monthly monitoring results continue to indicate that quality of water discharged to surface water bodies is compliant with both standards.

The under-drainage and return water collection system of Shiwagou TSF comprises a tunnel discharging directly into a collection pond / pumping station just downstream of the TSF embankment. This TSF decant and under-drainage system provides a mechanism for the direct discharge of tailings water from the TSF. The collection pond is designed to overflow into a second containment / seepage dam. There are two further containment dams downstream, with a fourth dam, approximately 1 km downstream, also acting as another pumping station and emergency containment system. The collected tailings water from the TSF in these dams is pumped back through a long pipe to Mill Plant 2 for reuse. No tailings water is discharged to the public water body.

The under-drainage and return water collection system of Zhuangtou TSF is different from that of Shiwagou in that there is no second containment / seepage dam downstream of the collection pond. Also, there is only one collection pond and emergency containment system, with pumping station to pump back the water to Mill Plant 1.

At the Shimengou TSF, two tunnels have been designed, namely the drainage tunnel inside the dam and the flood discharge tunnel outside the dam. The flood discharge tunnel outside the dam only serves the first phase of the project (i.e., rainwater and any flood water above 640 m elevation are discharged to the downstream emergency containment through the flood discharge tunnel outside the dam to achieve rainwater and sewage diversion). The drainage tunnel inside the tailings dam is used for seepage water and Phase II flood discharge. The tailings seepage water flows into the collection pond downstream of the TSF embankment and is pumped to the high-level water tank of Mill Plant 2 for reuse. There is a seepage water collection pond downstream of the starter dam, and an additional pond (emergency dam) located 500 m downstream of the seepage collection pond.

20.5	Permitting requirements

The following permits and approvals have been obtained by Silvercorp for the Ying operation.

20.5.1	Environmental impact assessment reports and approvals

•	Environmental Impact Assessment Report of SGX Mine Project, by Luoyang Environmental Protection & Design Institute, January 2006.

•	Approval of Environmental Impact Assessment Report of SGX Mine Project, by Henan Environmental Protection Bureau, February 2006.

•	SGX Mine Project Trial Production Completion Acceptance Inspection Approval, by Henan Environmental Protection Bureau, January 2009.

•	Environmental Impact Assessment Report of HPG Mine, by Luoyang Environmental Protection & Design Institute, November 2002.

•	Approval of Environmental Impact Assessment Report of HPG Mine, by Henan Environmental Protection Bureau, January 2003.

•	Approval of Environmental Impact Assessment Report of HPG by the Luoning Branch of the Luoyang Municipal Ecological Environment Bureau, 25 December 2024.

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•	Approval of Environmental Impact Assessment Report for the Resource Development and Utilization Project of the Kuanping Silver-Gold Mine in Shanzhou District, Henan Xinbaoyuan Mining Co., Ltd., by Henan Provincial Department of Ecology and Environment, 3 July 2024.

•	Approval of Environmental Impact Assessment Report of TLP Mine, by Henan Environmental Protection Bureau, November 1998.

•	Approval of Environmental Impact Assessment of LM Mine Expansion, by Henan Environmental Protection Bureau, May 2010.

•	Environmental Impact Assessment Report of 2000 t/d processing plant and tailings storage facility, by Luoyang Environmental Protection & Design Institute, May 2009.

•	Approval of Environmental Impact Assessment Report for 2000 t/d Processing Plant and Tailings Storage Facility, by Henan Environmental Protection Bureau, July 2009.

•	Approval of Environmental Impact Assessment Report of TLP / LM Mines, by Henan Environmental Protection Bureau, March 2016.

•	Approval of Environmental Impact Assessment Report of HPG Mine, by Henan Environmental Protection Bureau, February 2016.

•	Approval of Environmental Impact Assessment Report of DCG Mine, by Henan Environmental Protection Bureau, July 2016.

•	Approval of Environmental Impact Assessment Report for the Shimengou TSF Project, by Henan Environmental Protection Bureau, 2023.

•	Clean Site Production Auditing Report of Henan Found Mining Ltd, by Luoyang Environmental Protection Bureau, December 2013.

•	Clean Site Production Auditing Report of Henan Found Mining Ltd, by Luoyang Environmental Protection Bureau, January 2015.

•	Environment Emergency Management Plan of Henan Found Mining Ltd, filed in Luoyang Environmental Protection Bureau, April 2012.

•	Environment Emergency Management Plan for Henan Found TLP mine and Shiwagou Tailing Dam, filed in Luoyang Environmental Protection Bureau, January 2014.

•	Geological Environment Protection and Reclamation Treatment for SGX Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2012.

•	Geological Environment Protection and Reclamation Treatment for SGX Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, June 2014.

•	Geological Environment Protection and Reclamation Treatment for HPG Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, June 2014.

•	Geological Environment Protection and Reclamation Treatment for TLP Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2012.

•	Geological Environment Protection and Reclamation Treatment for TLP / LM Mines, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, December 2014.

•	Geological Environment Protection and Reclamation Treatment for Dongcaogou Mines, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, January 2014.

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20.5.2	Project safety pre-assessments reports and safety production permits

•	Yuelianggou (SGX Mine) Project Safety Pre-Assessment Report & Registration, by Henan Tiantai Mining Safety Engineering Company, December 2008.

•	HPG Mine Safety Pre-Assessment Report & Registration, by Henan Minerals Test Centre, April 2010.

•	TLP Mine Safety Pre-Assessment Report & Registration, by Henan Tiantai Mining Safety Engineering Company, December 2008.

•	LM Mine Safety Pre-Assessment Report & Registration, by Henan Minerals Test Centre, January 2011.

•	Safety Production Permit (XCGL001Y) for Henan Found Mining Ltd, by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.

•	Safety Production Permit (XCDX006Y) for SGX Mine by Henan Emergency Management Bureau, valid from 25 April 2021 to 24 April 2024.

•	Safety Production Permit (XCJC388Y) for HPG Mine by Henan Emergency Management Bureau, valid from 20 September 2021 to 19 September 2024.

•	Safety Production Permit (XCDX004Y) for TLP / LM Mines West by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.

•	Safety Production Permit (XCDX001) for TLP / LM Mines East by Henan Emergency Management Bureau, valid from 22 February 2022 to 21 February 2025.

•	Safety Production Permit (XCDX002Y) for LME, by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.

•	Safety Production Permit (XCDX003Y) for LMW, by Henan Emergency Management Bureau, valid from 20 January 2022 to 19 January 2025.

•	Safety Production Permit (XCDX007Y) for HZG (Qiaogou) Mine by Henan Emergency Management Bureau, valid from 25 April 2021 to 24 April 2024.

•	Safety Production Permit (XCWK365Y) for Zhuangtou Tailing Dam Operation by Henan Emergency Management Bureau, valid from 21 November 2019 to 20 November 2022.

•	Safety Production Permit (XCWK375Y) for Shiwagou Tailing Dam Operation by Henan Emergency Management Bureau, valid from 7 December 2019 to 6 December 2022.

20.5.3	Resource utilization plan (RUP) reports and approvals

•	RUP Report and Approval for SGX Mine, by China Steel Group Design Institute.

•	RUP (Feasibility Studies) Report and Approval for Yuelianggou (SGX and HZG Mines), by Henan Metallurgical Planning, Design and Research Institute Co., Ltd, 2013.

•	RUP Report and Approval for HPG Mine, by Sanmenxia Gold Design Institute, February 2010.

•	RUP Report and Approval for TLP Mine, by China Steel Group Design Institute.

•	RUP Report and Approval for LM Mine, by Sanmenxia Gold Design Institute, April 2010.

•	RUP Report and Approval for DCG Mine, by Henan Found Mining Co., Ltd., July 2020.

•	RUP and Ecological Remediation and Reclamation Plan Report for TLP, LME and LMW Mines, by Henan Tiantai Engineering Technology Co., Ltd., January 2022.

•	RUP Report and Approval for Yuelianggou Mine, by Henan Found Mining Co., Ltd., July 2024.

•	RUP Report and Approval for HPG Mine, by Henan Found Mining Co., Ltd., November 2024.

•	RUP Report and Approval for TLP-LM Mine, by Henan Found Mining Co., Ltd., April 2025.

•	RUP Report and Approval for DCG Mine, by Henan Found Mining Co., Ltd., March 2025.

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20.5.4	Soil and water conservation plan and approvals

•	Soil and Water Conservation Plan for the SGX Mine, by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, May 2009.

•	Soil and Water Conservation Plan for HPG Mine, by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, May 2008.

•	Soil and Water Conservation Plan for LM Mine, by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, January 2007.

•	Soil and Water Conservation Plan for the Shimengou TSF, approved by Luoyang Water Resources Management Bureau, 2022.

•	Approval of Wastewater Discharge at the SGX mine and HPG mines to the Guxian Reservoir, by Yellow River Irrigation Work Committee, January 2007.

•	Approval of Wastewater Discharge from the Ying TSF to the Chongyang River, by Yellow River Irrigation Work Committee, January 2007.

•	Land Reclamation Plan for SGX Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2014.

•	Land Reclamation Plan for TLP / LM Mines, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, June 2015.

•	Land Reclamation Plan for HPG Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, January 2016.

•	Land Reclamation Plan for Dongcaogou Mine, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, September 2014.

•	Land Reclamation Plan for Shiwagou Tailings Dam, Henan Found Mining Ltd., filed in Henan Land and Resources Bureau, July 2014.

•	Receipt for Registration of Wastewater Discharge from fixed Pollution Sources, Henan Found Mining Ltd., valid from 14 April 2020 to 13 April 2025.

20.5.5	Geological hazards assessment report and approval

•	The Geological Hazards Assessment Report for the SGX mine, by Henan Provincial Science and Research Institute of Land and Resources, January 2009.

•	The Geological Hazards Assessment Report is part of the documents for the mining permit application that was implemented in March 2004. This report was not required for HPG, LM, and TLP mines since the original mining permits were issued before March 2004.

20.5.6	Mining permits

See Section 4, Table 4.1.

20.5.7	Land use right permits

•	Land use right certificate (Luoning County Guoyong (2011) No. 0032). The certificate covers a land area of 98,667 m2 located in Shagou Village, Xiayu Town, Luoning County and will expire in 2061; issued and approved by Luoning County Government, Luoning County Land and Resources Bureau and Ministry of Land and Resources of PRC.

•	Forest land use right permit (Yulinzixu 2008 No 170). Issued by Henan Forest Bureau in November 2008. The permit covers a forest land area of 12.8064 hectares located in Zhuangtou Village, Xiayu Township, Luoning County for the processing plant and the tailings dam construction.

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20.5.8	Water permit

•	Water permits (No. C410328S2025-0022). This permit allows the taking of 997,200 m3 of water annually for living purposes and mill processing. The water extraction locations include the right bank of the Chongyang Power Station Dam in Luoning County, as well as surface water from HPG Mine and the surface water from the Yuelianggou Mine. The permit was issued by Luoyang Bureau of Water Resources Management on 24 December 2025 and is valid until 23 December 2030.

•	Water permits (No. C410328G2023-0066). This permit allows the taking of 809,900 m3 of water annually for living purposes and mill processing from within the mining permits of Yuelianggou Pb-Zn mine, Haopinggou Ag-Pb mine, LTLP-LM Ag-Pb mine, and DCG Au-Ag mine. The permit was issued by Luoyang Bureau of Water Resources Management on 26 October 2023 and is valid until 25 October 2026.

20.6	Social and community interaction

The nearest significant community to the Ying Project is the Xia Yu Township, which is approximately 2 km to the south-west of the Ying processing plant area. The Luoning County Town is approximately 48 km to the north-east and the Lushi County Town is approximately 30 km to the south-west. The KP Project is 34 km to the south-east of Sanmenxia City.

The Property area surrounding land is predominantly agricultural.

Silvercorp has provided several donations and contributions to communities within the Luoning County. These comprise a range of cash donations to local capital projects and community support programs, and capital projects such as road construction and repairing, and constructing and upgrading schools. In 2024 and 2025, Silvercorp donated CNY 10.85 and CNY 8.6M, respectively; and, as of 31 December 2025, Silvercorp had, in total, donated around CNY 150M in cash or in kind.

Economic benefit from the Ying operations is also seen in the form of direct hiring and retention of local contractors, suppliers, and service providers.

The QP understands that there are no records of public complaints in relation to Silvercorp’s Ying Property operations.

20.6.1	Cultural minorities and heritages

There are no cultural minority groups within the general Property areas. The cultural make-up of the broader Luoning County and Shanzhou District is predominantly Han Chinese. It is understood that there are no records of cultural heritage sites located within or near the Ying Property.

20.6.2	Relationships with local government

Silvercorp has indicated that it has close relationships with the local Luoning County, Shanxian County, and Luoyang City, evidenced by the following:

•	The Company consults with the Luoning County on local issues.

•	The Luoning County is utilized to undertake regular water quality monitoring for the SGX and HPG Projects.

•	Relations with statutory bodies are positive, and Silvercorp has received no notices of breaches of environmental conditions.

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20.6.3	Labour practices

Production activities on the Property are compliant with Chinese labour regulations. Formal contracts are signed for all the full-time employees with wages well above minimum levels. The company provides annual medical surveillance, and checks are conducted for its employees before, during, and after their employment with the Company. The Company does not use child or under-age labour.

20.7	Remediation and reclamation

Remediation and reclamation plans were developed during the project approval stage, including measures for project construction, operation, and closure. From FY2016 through FY2025, the Company has spent approximately CNY 213.2 million on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, under-drainage tunnel construction, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. In the same period, a land area of 1,366,500 m2 was planted with trees and grasses, as planned in the EIA; of this, 54,700 m2 of land was planted in 2024 and 116,800 m2 in 2025. Unused mining tunnels have been closed and rehabilitation coverage at all the mines has been undertaken.

Table 20.7 details expenditures for environmental protection, rehabilitation, reclamation, and compensation for land acquisition from FY2016 to FY2025.

Table 20.7        Expenditures on reclamation and remediation from FY2016 to FY2025 (CNY ‘000)

Item	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Totals
EIA	640	0	0	0	0	490	101	226	740	553	2,750
Soil & water conservation	0	0	0	410	130	557	238	194	563	587	2,679
Environmental equipment	0	140	240	770	80	2,800	168	153	694	1,049	6,093
TSFs	1,130	610	10,090	10,830	20	585	23,231	37,819	75,828	6,949	167,091
Land reclamation	600	780	1,060	2,980	1,120	2,600	620	1,624	3,291	4,370	19,044
Compensation for land acquisition	1,540	1,550	2,840	1,780	20	1,840	1,274	1,189	1,527	2,003	15,563
Total	3,910	3,080	14,230	16,770	1,370	8,872	25,632	41,205	82,641	15,511	213,221

Note: Numbers may not compute exactly due to rounding.

20.8	Site closure plan

Mine closure will comply with the Chinese national regulatory requirements. These comprise Article 21 (Closure Requirements) of the Mineral Resources Law (1996) and Articles 33 and 34 of the Rules of Implementation Procedures of the Mineral Resources Law of the People's Republic of China (2006).

The site closure planning process will include the following components:

•	Identify all site closure stakeholders (e.g., government, employees, community, etc.).

•	Undertake stakeholder consultation to develop agreed-upon site closure criteria and post operational land use.

•	Maintain records of stakeholder consultation.

•	Establish a site rehabilitation objective in line with the agreed post-operational land use.

•	Describe / define the site closure liabilities (i.e., determined against agreed closure criteria).

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•	Establish site closure management strategies and cost estimates (i.e., to address / reduce site closure liabilities).

•	Establish a financial accrual process for the site closure.

•	Describe the post-site closure monitoring activities / program (i.e., to demonstrate compliance with the rehabilitation objective / closure criteria).

Based on the Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

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21	Capital and operating costs

An exchange rate of US$1 = CNY 7.00 is assumed for all capital and operating cost estimates.

21.1	Capital costs

The Ying Property capital cost projections covering the exploitation of the current Mineral Reserves are shown below in Table 21.1.

Table 21.1 indicates anticipated capital expenditures on exploration and mine development; facilities, plant, and equipment; and general investment capital through to the projected end of mine life in 2042. The basis for calculating these capital costs is the LOM plan for mining and processing described in Sections 16 and 17.

As of 31 December 2025, LOM projected capital expenditures, inclusive of construction completion and commissioning of Mill Plant 3 but also including ore sorting and TSF costs planned to be completed in FY2028, total $365M.

The QP considers the projected capital costs to be reasonable relative to the planned exploration, development, mining, processing, and associated site facilities, equipment, and infrastructure.

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Table 21.1	Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
SGX
Sustaining Capex
Exploration & mine development tunneling	57.62	3.27	14.50	12.32	10.97	4.09	3.53	2.98	2.12	1.97	1.73	0.08	0.06
Facilities, Plant, and Equipment	9.92	0.07	3.56	0.41	0.44	0.47	0.48	0.47	0.47	0.47	0.47	0.47	0.45	0.44	0.38	0.37	0.31	0.20
Investment Capex	59.73	1.66	18.96	12.94	7.47	5.37	3.29	3.00	2.40	1.63	0.94	0.41	0.42	0.31	0.31	0.31	0.31	0.00
Total SGX Capex	127.28	5.00	37.02	25.67	18.88	9.93	7.30	6.44	4.98	4.08	3.14	0.96	0.94	0.75	0.69	0.68	0.62	0.20
HZG
Sustaining Capex
Exploration & mine development tunneling	11.14	3.40	4.86	1.53	0.77	0.18	0.13	0.13	0.13	0.02
Facilities, Plant, and Equipment	7.95	0.10	3.30	0.47	0.52	0.51	0.50	0.49	0.45	0.42	0.38	0.32	0.31	0.18
Investment Capex	38.62	0.90	12.86	7.09	3.24	2.45	2.21	2.04	1.93	1.89	1.87	1.66	0.50
Total HZG Capex	57.70	4.40	21.02	9.08	4.53	3.14	2.84	2.66	2.51	2.33	2.25	1.98	0.81	0.18
HPG
Sustaining Capex
Exploration & mine development tunneling	3.27	0.48	2.40	0.39
Facilities, Plant, and Equipment	1.95	0.01	0.92	0.05	0.06	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.04
Investment Capex	28.48	0.70	6.49	3.72	2.64	1.81	1.90	1.70	1.47	1.46	1.41	1.31	1.14	0.87	0.76	0.56	0.53	0.00
Total HPG Capex	33.70	1.19	9.82	4.16	2.70	1.88	1.97	1.77	1.55	1.53	1.48	1.39	1.22	0.94	0.83	0.63	0.60	0.04

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Cost item	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
TLP
Sustaining Capex
Exploration & mine development tunneling	10.97	1.54	5.24	2.89	0.64	0.25	0.13	0.08	0.10	0.09	0.02
Facilities, Plant, and Equipment	5.26	0.09	2.35	0.32	0.32	0.32	0.32	0.32	0.31	0.30	0.22	0.17	0.14	0.07
Investment Capex	31.17	1.04	11.77	6.47	4.34	1.43	1.16	1.28	0.92	0.80	0.68	0.49	0.38	0.38
Total TLP Capex	47.40	2.67	19.36	9.68	5.31	2.00	1.61	1.68	1.34	1.19	0.91	0.66	0.52	0.45
LME
Sustaining Capex
Exploration & mine development tunneling	8.90	0.36	2.75	1.64	0.77	0.58	0.53	0.54	0.62	0.50	0.53	0.08
Facilities, Plant, and Equipment	6.31	0.06	1.38	0.50	0.50	0.50	0.50	0.50	0.50	0.51	0.50	0.48	0.38
Investment Capex	21.49	0.67	6.63	3.85	2.85	1.81	1.21	1.04	0.88	0.97	0.79	0.72	0.08
Total LME Capex	36.69	1.09	10.75	5.99	4.12	2.89	2.24	2.08	2.01	1.97	1.82	1.29	0.46
LMW
Sustaining Capex
Exploration & mine development tunneling	17.47	1.07	5.60	3.15	1.70	1.21	1.22	0.76	1.28	1.49
Facilities, Plant, and Equipment	5.07	0.06	1.34	0.38	0.38	0.40	0.42	0.42	0.42	0.42	0.41	0.41
Investment Capex	18.77	0.59	5.66	3.56	1.76	1.80	1.58	1.49	1.75	0.45	0.14
Total LMW Capex	41.30	1.72	12.60	7.09	3.84	3.40	3.22	2.68	3.45	2.35	0.55	0.41	0.00	0.00	0.00	0.00	0.00	0.00

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Cost item	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
DCG
Sustaining Capex
Exploration & mine development tunneling	4.10	0.08	2.77	0.98	0.27
Facilities, Plant, and Equipment	0.95	0.00	0.23	0.04	0.11	0.12	0.11	0.12	0.11	0.10
Investment Capex	4.17	0.06	1.26	0.75	0.83	0.57	0.46	0.13	0.06	0.06
Total DCG Capex	9.22	0.13	4.27	1.77	1.20	0.69	0.57	0.24	0.18	0.16
KP
Sustaining Capex
Exploration & mine development tunneling	4.25	0.66	1.93	1.66
Facilities, Plant, and Equipment	1.05	0.00	0.41	0.29	0.29	0.06
Investment Capex	6.25	0.64	3.42	2.05	0.10	0.06
Total DCG Capex	11.55	1.30	5.76	4.00	0.39	0.11
Ying total
Sustaining Capex
Exploration & mine development tunneling	117.71	10.86	40.06	24.54	15.11	6.31	5.53	4.49	4.25	4.06	2.28	0.16	0.06
Facilities, Plant, and Equipment	38.45	0.39	13.49	2.47	2.64	2.45	2.41	2.39	2.35	2.29	2.05	1.92	1.35	0.76	0.45	0.44	0.37	0.24
Investment Capex	208.68	6.24	67.05	40.42	23.23	15.29	11.80	10.67	9.42	7.26	5.82	4.59	2.53	1.57	1.07	0.87	0.85	0.00
Total Ying Capex	364.84	17.50	120.60	67.43	40.97	24.04	19.74	17.55	16.01	13.61	10.15	6.67	3.94	2.32	1.52	1.31	1.22	0.24

Notes: Numbers may not compute exactly due to rounding.

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21.2	Operating costs

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes.

Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contracts include all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the Company. Ground support consumables such as timber and power to the portal areas are the responsibility of the Company.

Shipping costs are for moving ore from each mine to the processing plant.

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents), and labour, each typically about one third of the total cost.

G&A costs represent employee salaries and benefits, office and administrative expenses, and professional fees.

As of 1 July 2016, the previous Mineral Resources tax was switched to a levy based on percentage of sales. The provision for Mineral Resources tax is approximately 3% of sales.

Mineral rights royalty has been paid and included in Government fee and other taxes since November 2024 pursuant to the guideline of "Measure for the Levy of Mining Rights Transfer Royalty" implemented by the Province of Henan, China in 2024.

Table 21.2 summarizes projected LOM unit and total operating costs in US$, by mine, and for Ying as a whole.

The QP notes that, for Ying as a whole, the unit operating cost estimates are in close alignment with those used for Mineral Reserve COG determination. In the case of LME, an approximately 18% lower unit mining cost/t projection may be seen as a reflection of the benefits of scale associated with LOM annual average planned production at close to three times that of FY2025. At DCG, an approximately 24% lower unit mining cost/t projection can be attributed to not only significantly higher projected annual production but also the recent underground connection with TLP promising increases in operating efficiency.

Overall, the QP considers the operating cost estimates to be reasonable relative to the methods and technology used and the scale of operations envisaged over the LOM. Inflationary pressures on costs have also been noted and, while the projected overall annual production rate increases and the introduction of more mechanized mining can facilitate the achievement of costs around projected levels, a constant focus on operational efficiency and cost effectiveness will still be essential.

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Table 21.2	Projected Ying LOM Opex (US$M and US$/t)

Cost item	Unit cost	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
SGX
Mining	89.19	645.99	7.78	38.28	43.84	42.75	45.38	46.17	45.48	45.55	46.24	44.54	44.22	41.08	41.44	36.57	34.16	27.03	15.48
Shipping	3.25	23.52	0.24	1.20	1.43	1.56	1.65	1.69	1.63	1.63	1.66	1.65	1.66	1.58	1.55	1.32	1.29	1.07	0.70
Milling	12.40	89.81	0.91	4.59	5.47	5.96	6.28	6.44	6.24	6.24	6.34	6.31	6.35	6.04	5.91	5.05	4.93	4.10	2.66
G&A and product selling	7.05	51.09	0.52	2.61	3.11	3.39	3.57	3.66	3.55	3.55	3.61	3.59	3.61	3.44	3.36	2.87	2.81	2.33	1.51
Mineral Resources tax and royalty	12.58	91.09	1.93	6.89	7.00	6.05	6.18	6.63	6.28	6.26	6.33	6.26	5.99	5.59	5.30	4.52	4.58	3.43	1.88
Government fee and other taxes	3.52	25.47	0.26	1.30	1.55	1.69	1.78	1.83	1.77	1.77	1.80	1.79	1.80	1.71	1.68	1.43	1.40	1.16	0.75
Total SGX Opex	127.98	926.98	11.64	54.87	62.39	61.41	64.84	66.41	64.94	65.00	65.98	64.13	63.62	59.44	59.25	51.76	49.17	39.13	22.97
HZG
Mining	78.71	85.48	0.95	8.13	8.75	7.31	7.76	8.60	8.33	8.30	8.19	7.85	6.60	4.71
Shipping	3.82	4.15	0.04	0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.39	0.38	0.37	0.29
Milling	12.41	13.48	0.14	1.25	1.24	1.25	1.24	1.24	1.24	1.25	1.26	1.24	1.20	0.94
G&A and product selling	7.06	7.67	0.08	0.71	0.71	0.71	0.71	0.71	0.71	0.71	0.71	0.70	0.68	0.53
Mineral Resources tax and royalty	8.61	9.35	0.20	1.36	1.10	0.79	0.80	0.79	0.79	0.80	0.80	0.77	0.68	0.47
Government fee and other taxes	3.52	3.82	0.04	0.35	0.35	0.35	0.35	0.35	0.35	0.35	0.36	0.35	0.34	0.27
Total HZG Opex	114.13	123.95	1.46	12.18	12.53	10.80	11.24	12.07	11.80	11.79	11.70	11.29	9.87	7.22
HPG
Mining	75.55	101.86	1.72	9.15	10.01	10.86	10.92	9.72	9.88	8.40	9.95	9.42	6.88	4.95
Shipping	2.45	3.30	0.05	0.28	0.28	0.29	0.31	0.32	0.32	0.32	0.32	0.32	0.26	0.22
Milling	12.40	16.72	0.24	1.42	1.44	1.48	1.55	1.62	1.62	1.64	1.64	1.64	1.33	1.10
G&A and product selling	7.06	9.51	0.14	0.81	0.82	0.84	0.88	0.92	0.92	0.93	0.93	0.93	0.76	0.62
Mineral Resources tax and royalty	6.51	8.78	0.20	0.88	0.76	0.72	0.77	0.86	0.89	0.92	0.83	0.88	0.68	0.39
Government fee and other taxes	3.52	4.74	0.07	0.40	0.41	0.42	0.44	0.46	0.46	0.47	0.46	0.46	0.38	0.31
Total HPG Opex	107.49	144.91	2.42	12.95	13.72	14.61	14.86	13.91	14.10	12.68	14.14	13.66	10.29	7.58

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Cost item	Unit cost	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
TLP
Mining	61.24	248.98	6.56	24.22	24.56	26.20	25.42	24.06	23.47	21.33	19.79	17.72	14.61	13.86	7.17
Shipping	2.84	11.53	0.24	0.94	1.06	1.18	1.17	1.14	1.11	1.03	0.96	0.87	0.72	0.70	0.40
Milling	12.40	50.43	1.05	4.11	4.63	5.15	5.13	4.98	4.87	4.50	4.22	3.79	3.16	3.07	1.76
G&A and product selling	7.06	28.69	0.59	2.34	2.64	2.93	2.92	2.83	2.77	2.56	2.40	2.16	1.80	1.75	1.00
Mineral Resources tax and royalty	7.63	31.00	1.46	3.89	3.77	3.13	3.07	2.96	2.84	2.57	2.29	1.71	1.38	1.23	0.69
Government fee and other taxes	3.52	14.30	0.30	1.17	1.31	1.46	1.45	1.41	1.38	1.27	1.20	1.08	0.90	0.87	0.50
Total TLP Opex	94.68	384.93	10.20	36.67	37.97	40.06	39.17	37.38	36.46	33.26	30.86	27.33	22.56	21.48	11.54
LME
Mining	63.99	146.46	2.11	10.06	8.83	9.96	10.45	9.89	9.98	10.06	9.17	9.17	9.33	8.51	9.68	8.43	8.29	7.97	4.58
Shipping	2.84	6.49	0.06	0.29	0.30	0.36	0.42	0.42	0.44	0.44	0.44	0.45	0.45	0.45	0.45	0.43	0.43	0.41	0.25
Milling	12.40	28.39	0.28	1.25	1.29	1.59	1.84	1.83	1.91	1.94	1.94	1.95	1.96	1.98	1.98	1.89	1.88	1.78	1.10
G&A and product selling	7.06	16.15	0.16	0.71	0.73	0.91	1.04	1.04	1.09	1.11	1.10	1.11	1.11	1.13	1.13	1.07	1.07	1.01	0.62
Mineral Resources tax and royalty	9.61	22.01	0.51	1.57	1.44	1.21	1.35	1.36	1.40	1.45	1.46	1.31	1.38	1.30	1.36	1.38	1.42	1.31	0.80
Government fee and other taxes	3.52	8.05	0.08	0.35	0.37	0.45	0.52	0.52	0.54	0.55	0.55	0.55	0.56	0.56	0.56	0.53	0.53	0.50	0.31
Total LME Opex	99.42	227.55	3.21	14.23	12.95	14.49	15.62	15.04	15.36	15.55	14.67	14.56	14.78	13.93	15.16	13.74	13.62	12.98	7.65
LMW
Mining	64.59	159.86	4.48	18.39	17.48	17.40	15.89	15.53	15.43	15.14	13.80	10.46	7.16	5.66	3.03
Shipping	2.84	7.02	0.19	0.67	0.71	0.71	0.71	0.70	0.70	0.69	0.65	0.48	0.37	0.30	0.14
Milling	12.41	30.70	0.82	2.92	3.10	3.10	3.09	3.07	3.06	3.00	2.84	2.11	1.63	1.33	0.63
G&A and product selling	7.06	17.47	0.47	1.66	1.77	1.76	1.76	1.74	1.74	1.71	1.62	1.20	0.93	0.76	0.36
Mineral Resources tax and royalty	8.74	21.64	1.15	3.16	2.59	1.98	1.90	1.96	1.87	1.83	1.74	1.29	0.99	0.80	0.36
Government fee and other taxes	3.52	8.71	0.23	0.83	0.88	0.88	0.88	0.87	0.87	0.85	0.81	0.60	0.46	0.38	0.18
Total LMW Opex	99.15	245.39	7.34	27.61	26.53	25.83	24.23	23.87	23.67	23.22	21.45	16.14	11.55	9.23	4.71

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Silvercorp Metals Inc.	0725073

Cost item	Unit cost	Total LOM	FY 2026 Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042
DCG
Mining	74.88	27.30	0.31	2.03	2.14	3.91	4.30	4.01	3.82	3.64	3.14
Shipping	2.84	1.03	0.00	0.06	0.06	0.15	0.16	0.16	0.16	0.15	0.13
Milling	12.40	4.52	0.02	0.27	0.26	0.66	0.69	0.68	0.69	0.68	0.58
G&A and product selling	7.06	2.57	0.01	0.15	0.15	0.37	0.39	0.39	0.39	0.38	0.33
Mineral Resources tax and royalty	4.29	1.56	0.01	0.15	0.11	0.24	0.24	0.20	0.23	0.21	0.18
Government fee and other taxes	3.52	1.28	0.00	0.08	0.07	0.19	0.19	0.19	0.20	0.19	0.16
Total DCG Opex	104.98	38.28	0.36	2.74	2.80	5.53	5.97	5.62	5.50	5.25	4.53
KP
Mining	105.71	26.18		5.50	10.10	8.87	1.70
Shipping	6.11	1.51		0.21	0.60	0.59	0.11
Milling	12.40	3.07		0.43	1.21	1.20	0.23
G&A and product selling	7.06	1.75		0.24	0.69	0.69	0.13
Mineral Resources tax and royalty	10.51	2.60		0.36	1.20	0.89	0.15
Government fee and other taxes	3.52	0.87		0.12	0.34	0.34	0.06
Total KP Opex	145.31	35.98		6.87	14.14	12.58	2.39
Ying total
Mining	75.43	1442.1	23.92	115.76	125.72	127.26	121.82	117.97	116.39	112.42	110.29	99.16	88.79	78.78	61.33	45.00	42.45	35.01	20.05
Shipping	3.06	58.56	0.82	4.03	4.82	5.23	4.90	4.80	4.75	4.65	4.56	4.15	3.84	3.55	2.55	1.75	1.72	1.48	0.95
Milling	12.40	237.13	3.46	16.23	18.65	20.40	20.05	19.85	19.64	19.24	18.82	17.04	15.63	14.46	10.29	6.93	6.81	5.88	3.75
G&A and product selling	7.06	134.89	1.97	9.24	10.61	11.60	11.40	11.29	11.17	10.94	10.70	9.69	8.89	8.23	5.85	3.94	3.88	3.34	2.13
Mineral Resources tax and royalty	9.83	188.03	5.46	18.26	17.96	15.03	14.45	14.76	14.30	14.04	13.63	12.23	11.10	9.78	7.71	5.90	6.00	4.74	2.68
Government fee and other taxes	3.52	67.24	0.98	4.60	5.29	5.78	5.68	5.63	5.57	5.46	5.34	4.83	4.43	4.10	2.92	1.97	1.93	1.67	1.06
Total Ying Opex	111.30	2,128	36.62	168.13	183.04	185.31	178.31	174.31	171.82	166.75	163.34	147.10	132.68	118.89	90.65	65.50	62.80	52.11	30.63

Notes: Numbers may not compute exactly due to rounding.

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Silvercorp Metals Inc.	0725073

22	Economic analysis

22.1	Introduction

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis of the Ying Property for the purposes of a NI 43-101 Technical Report, the QPs consider it reasonable to include a high-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimation and the associated production schedule.

The following Ying realized selling metal prices (Ying averages over projected LOM except where stated), average costs, and exchange rate were used for the economic analysis (all values in $US):

•	Gold price/troy ounce	$3,400 FY2026Q4, $2,975 FY2027, $2,800 LOM
•	Silver price/troy ounce	$76.80 FY2026Q4, $48.00 FY2027, $38.40 FY2028, $26.88 LOM
•	Lead price/lb	$0.90
•	Zinc price/lb	$1.92
•	Copper price/lb	$1.76
•	Mining cost/t	$75.43
•	Milling cost/t	$12.40
•	Shipping cost/t	$3.06
•	Mineral Resources tax & rights royalty/t	$9.87
•	G&A/t	$7.05
•	Government fees and other taxes/t	$3.52
•	Sustaining and growth capital/t	$19.08
•	Exchange rate	US$1 = 7.00CYN

The QP notes the following about the above economic parameters:

•	Ying realized metal prices are as per Silvercorp advice and assume the following $US market prices:

—	Gold/oz: $4,000 FY2026Q4, $3,500 FY2027, $2,800 remaining LOM.
—	Silver/oz: $80 FY2026Q4, $50 FY2027, $40 FY2028, $28 remaining LOM.
—	Lead/lb: $0.90.
—	Zinc/b: $1.20.
—	Copper/lb: $4.40.

•	Other than for FY2026Q4 / FY2027 for gold, and FY2026Q4 / FY2027 / FY2028 for silver, the above market prices are as per those used in the mining COG calculations.

•	Cost values are as per those indicated in Section 21 (sustaining and growth capital includes mill expansion, TSF, and ore sorting capital through to FY2028).

The QP also notes that approximate spot metal prices at the time of writing of the Technical Report are: gold - $4,745/oz; silver - $75.50/oz; lead - $0.86/lb; zinc - $1.49/lb; copper - $5.85/lb.

22.2	Annual production schedule

The Ying LOM ore and metal production schedule upon which the economic analysis is based is shown below as Table 22.1.

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Table 22.1	Ying Mines LOM production schedule

Ying Mines production schedule	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total
Ying Mine - total tonnes
Resuing	241,370	1,125,275	1,124,555	1,043,743	994,402	961,636	966,269	911,627	904,691	820,726	737,417	605,875	530,719	369,001	363,495	272,307	208,038	12,181,145
Shrinkage	5,450	94,637	298,338	486,552	514,042	549,427	545,121	588,901	563,570	501,751	474,849	537,510	287,234	190,106	185,938	201,414	94,373	6,119,214
Room and Pillar	21,214	56,151	49,551	80,374	65,451	43,160	53,242	38,660	44,028	45,416	47,559	22,519	11,574	-	-	-	-	578,899
Longhole	11,000	32,812	31,000	34,000	42,190	46,405	19,000	12,000	4,661	5,906	-	-	-	-	-	-	-	238,973
LOM Plan	279,034	1,308,874	1,503,444	1,644,669	1,616,085	1,600,629	1,583,633	1,551,187	1,516,949	1,373,799	1,259,825	1,165,905	829,527	559,106	549,432	473,722	302,411	19,118,232
Grade																		-
Au (g/t)	0.24	0.24	0.24	0.30	0.26	0.21	0.20	0.17	0.18	0.11	0.12	0.12	0.07	0.02			-	0.18
Ag (g/t)	169.37	177.41	181.32	176.40	176.71	178.59	173.98	172.80	169.39	169.88	163.99	152.15	165.19	194.29	192.70	182.92	165.59	173.64
Pb (%)	2.29	2.38	2.32	2.24	2.15	2.36	2.42	2.48	2.54	2.54	2.53	2.54	2.84	2.89	3.30	2.92	2.49	2.47
Cu (%)	0.06	0.06	0.05	0.05	0.05	0.04	0.04	0.03	0.03	0.03	0.04	0.02	0.00	-	-	-	-	0.03
Zn (%)	0.50	0.57	0.69	0.72	0.61	0.76	0.67	0.74	0.72	0.69	0.86	0.78	1.14	1.47	1.56	1.24	1.08	0.79
Metal Production
Au (oz)	1,856	8,595	10,302	13,537	11,930	9,375	8,874	7,452	7,535	4,036	3,820	3,992	1,474	337	61	47	-	93,222
Ag (oz)	1,394,120	6,851,545	8,042,713	8,557,325	8,424,071	8,433,516	8,127,258	7,907,529	7,586,155	6,891,319	6,107,961	5,255,522	4,064,446	3,227,397	3,146,100	2,576,256	1,489,148	98,082,381
Pb (pounds)	12,717,180	62,088,085	69,988,272	73,654,185	69,553,692	75,534,265	76,355,250	76,672,196	76,731,805	70,299,466	64,077,825	59,450,218	47,696,645	33,034,244	37,035,406	28,297,778	15,357,246	948,553,759
Cu (pounds)	316,683	1,557,608	1,566,121	1,645,193	1,546,667	1,287,798	1,330,338	1,077,763	889,631	885,226	916,045	489,217	34,881	-	-	-	-	13,543,170
Zn (pounds)	1,957,925	10,367,085	14,620,890	16,612,275	13,925,174	17,204,691	14,852,272	16,158,005	15,392,619	13,271,394	15,147,917	12,859,723	13,358,580	11,672,565	12,123,057	8,334,576	4,641,913	212,500,661

Notes:

•	97% factor applied in metal production calculation as a conservative economic projection measure.

•	Ying LOM average recoveries for economic assessment: Au – 86.43%, Ag – 91.89%, Pb – 91.01%, Zn – 63.81%, Cu – 91.85%.

•	Minor and non-material differences (<< 1%) between Table 22.1 and schedules shown in Sections 16 and 17.

•	Numbers may not compute exactly due to rounding.

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22.3	Cash flow forecast and cash flow projection

Based on the LOM production profile and the metal price and other assumptions shown above, pre-tax and post-tax cashflow projections have been generated as presented in Table 22.2. At 5% discount rate, pre-tax and post-tax net present values (NPVs) of $1,275M and $1,030M, respectively, are projected. Over the LOM, 69.3% of the net revenue is projected to come from silver, 20.1% from lead, 5.4% from gold, 4.6% from zinc, and 0.6% from copper.

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Table 22.2	Ying LOM economic projection

	Unit cost $/t	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total
Metal Production
Au (koz)		1.86	8.60	10.30	13.54	11.93	9.38	8.87	7.45	7.54	4.04	3.82	3.99	1.47	0.34	0.06	0.05		93.22
Ag (koz)		1,394	6,852	8,043	8,557	8,424	8,434	8,127	7,908	7,586	6,891	6,108	5,256	4,064	3,227	3,146	2,576	1,489	98,082
Pb (Mlb)		12.72	62.09	69.99	73.65	69.55	75.53	76.36	76.67	76.73	70.30	64.08	59.45	47.70	33.03	37.04	28.30	15.36	948.54
Cu (Mlb)		0.32	1.56	1.57	1.65	1.55	1.29	1.33	1.08	0.89	0.89	0.92	0.49	0.03					13.54
Zn (Mlb)		1.96	10.37	14.62	16.61	13.93	17.20	14.85	16.16	15.39	13.27	15.15	12.86	13.36	11.67	12.12	8.33	4.64	212.50
Net Realized Selling Price
Au ($/oz)		3,400	2,975	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,380	2,475
Ag ($/oz)		76.80	48.00	38.40	26.88	26.88	26.88	26.88	26.88	26.88	26.88	26.88	26.88	26.88	26.88	26.88	26.88	26.88	31.74
Pb ($/lb)		0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90
Cu ($/lb)		1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76
Zn ($/lb)		0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92	0.92
Revenue
Au ($M)		6.31	25.57	24.52	32.22	28.39	22.31	21.12	17.74	17.93	9.60	9.09	9.50	3.51	0.80	0.14	0.11		228.87
Ag ($M)		107.07	328.87	308.84	230.02	226.44	226.69	218.46	212.55	203.92	185.24	164.18	141.27	109.25	86.75	84.57	69.25	40.03	2,943.41
Pb ($M)		11.45	55.88	63.00	66.29	62.60	67.98	68.72	69.00	69.06	63.27	57.67	53.51	42.93	29.73	33.33	25.47	13.82	853.70
Cu ($M)		0.56	2.74	2.76	2.90	2.72	2.27	2.34	1.90	1.57	1.56	1.61	0.86	0.06	0.00	0.00	0.00	0.00	23.84
Zn ($M)		1.81	9.58	13.51	15.35	12.87	15.90	13.72	14.93	14.22	12.26	14.00	11.88	12.34	10.79	11.20	7.70	4.29	196.35
Total Revenue ($M)		127.19	422.64	412.62	346.77	333.02	335.15	324.37	316.12	306.70	271.93	246.55	217.02	168.09	128.07	129.25	102.53	58.14	4,246.16
Mining Costs ($M)	$/t	$M
Resuing mining	43.23	-10.06	-47.52	-47.59	-43.54	-41.87	-41.08	-41.30	-39.26	-39.17	-35.47	-32.38	-26.70	-24.02	-17.27	-17.18	-12.58	-9.65	-526.64
Shrinkage mining	21.81	-0.12	-1.92	-6.10	-10.74	-11.42	-12.00	-11.75	-12.63	-12.04	-10.84	-10.30	-11.62	-6.41	-4.40	-4.23	-4.72	-2.20	-133.44
Room and Pillar	16.95	-0.45	-1.10	-0.92	-1.31	-1.30	-0.92	-1.14	-0.83	-0.52	-0.47	-0.50	-0.26	-0.08	0.00	0.00	0.00	0.00	-9.81
Longhole	2.14	-0.02	-0.07	-0.07	-0.07	-0.09	-0.10	-0.04	-0.03	-0.01	-0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-0.51
Drilling	1.97	-0.86	-4.77	-3.95	-3.91	-3.59	-3.20	-3.06	-2.89	-2.52	-2.23	-1.92	-1.60	-1.37	-0.67	-0.61	-0.61	0.00	-37.75
Expensed tunnelling	12.38	-5.69	-26.40	-25.47	-22.28	-22.04	-20.15	-19.10	-17.49	-17.48	-15.35	-11.50	-8.84	-7.81	-7.34	-5.41	-4.32	0.00	-236.66
Mine common costs	26.01	-6.72	-33.97	-41.62	-45.41	-41.51	-40.52	-39.99	-39.30	-38.55	-34.78	-32.20	-29.76	-21.65	-15.32	-15.02	-12.78	-8.20	-497.31
Ying mining cost total	75.43	-23.92	-115.76	-125.72	-127.26	-121.82	-117.97	-116.39	-112.42	-110.29	-99.16	-88.79	-78.78	-61.33	-45.00	-42.45	-35.01	-20.05	-1442.12
Milling Costs ($M)	12.40	-3.46	-16.23	-18.65	-20.40	-20.05	-19.85	-19.64	-19.24	-18.82	-17.04	-15.63	-14.46	-10.29	-6.93	-6.81	-5.88	-3.75	-237.13
Shipping Costs ($M)	3.06	-0.82	-4.03	-4.82	-5.23	-4.90	-4.80	-4.75	-4.65	-4.56	-4.15	-3.84	-3.55	-2.55	-1.75	-1.72	-1.48	-0.95	-58.56
Mineral Resource Tax ($M)	9.87	-5.48	-18.34	-18.05	-15.11	-14.53	-14.83	-14.37	-14.10	-13.68	-12.27	-11.15	-9.80	-7.71	-5.90	-6.00	-4.74	-2.68	-188.75
Cost sub-total	100.77	-33.69	-154.37	-167.23	-168.01	-161.30	-157.45	-155.15	-150.41	-147.34	-132.62	-119.41	-106.59	-81.88	-59.59	-56.99	-47.10	-27.43	-1926.56
General & Administrative ($M)	7.05	-1.97	-9.22	-10.57	-11.57	-11.40	-11.29	-11.17	-10.94	-10.70	-9.69	-8.89	-8.23	-5.85	-3.94	-3.88	-3.34	-2.13	-134.80
Government fees and other taxes ($M)	3.52	-0.98	-4.60	-5.29	-5.78	-5.68	-5.63	-5.57	-5.46	-5.34	-4.83	-4.43	-4.10	-2.92	-1.97	-1.93	-1.67	-1.06	-67.24
Total Cash Operation Cost ($M)	111.34	-36.64	-168.20	-183.09	-185.36	-178.38	-174.38	-171.89	-166.81	-163.38	-147.15	-132.73	-118.92	-90.65	-65.50	-62.80	-52.11	-30.63	-2128.60
Cashflow before tax and capital ($M)		90.55	254.44	229.54	161.41	154.64	160.77	152.47	149.31	143.31	124.79	113.82	98.10	77.45	62.57	66.45	50.42	27.51	2117.57
Amortization ($M)		-12.91	-60.94	-77.80	-82.63	-50.91	-42.60	-32.66	-29.99	-27.91	-25.48	-22.15	-18.24	-15.74	-12.17	-4.68	-4.13	-25.40	-546.34
Taxable income ($M)		77.64	193.50	151.74	78.78	103.73	118.17	119.82	119.33	115.40	99.30	91.67	79.87	61.70	50.41	61.77	46.29	2.11	1571.23
Income tax rates		15%	15%	15%	15%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%
Income tax ($M)		11.65	29.03	22.76	11.82	25.93	29.54	29.95	29.83	28.85	24.83	22.92	19.97	15.43	12.60	15.44	11.57	0.53	342.64
Cash flow post-tax, before capital ($M)		78.90	225.42	206.78	149.59	128.71	131.23	122.52	119.48	114.46	99.96	90.90	78.14	62.02	49.97	51.01	38.85	26.98	1774.93
Sustaining capital ($M)	9.33	-13.43	-62.43	-32.40	-22.56	-9.62	-7.94	-6.88	-6.59	-6.36	-4.33	-2.08	-1.41	-0.76	-0.45	-0.44	-0.37	-0.24	-178.29
Growth capital ($M)	9.76	-4.07	-58.17	-35.03	-18.41	-14.42	-11.80	-10.67	-9.42	-7.26	-5.82	-4.59	-2.53	-1.57	-1.07	-0.87	-0.85		-186.56
Total Costs ($M)	130.42	-54.14	-288.80	-250.51	-226.34	-202.42	-194.12	-189.44	-182.82	-177.00	-157.30	-139.40	-122.85	-92.97	-67.02	-64.11	-53.33	-30.87	-2493.44
Free cash flow before taxes ($M)		73.05	133.85	162.11	120.44	130.60	141.03	134.92	133.31	129.70	114.63	107.15	94.16	75.12	61.05	65.14	49.20	27.27	1752.72
Free Cash Flow after taxes ($M)		61.40	104.82	139.35	108.62	104.67	111.49	104.97	103.47	100.85	89.81	84.23	74.20	59.70	48.45	49.69	37.63	26.74	1410.08
NPV5% pre-tax $M1,275
NPV5% post-tax $M1,030

Notes: Exclusive of 17% VAT.

Numbers may not compute exactly due to rounding.

amcconsultants.com	391

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

22.4	Sensitivity analysis

Figure 22.1 shows the Ying pre-tax NPV sensitivity over a +/- 30% change in Ag, Au, Pb, and Zn metal prices, and in operating and capital costs.

Figure 22.1	Ying pre-tax NPV sensitivity

Source: AMC, from Silvercorp data.

Most sensitivity is seen in silver price (the sensitivity would effectively be the same with variation in silver grade) and, to a lesser extent, in operating cost. The NPV is moderately sensitive to lead price and capex, and slightly sensitive to gold price and zinc price.

The Ying Property is seen to be a very viable mining operation with a projected LOM through to 2042 based on Proven and Probable Mineral Reserves. Annual mined production of silver is projected to be between 7.3 and 9.2 Moz through FY2035 (metal produced 6.9 to 8.6 Moz), between 4.4 and 6.6 Moz from FY2036 through FY2038 (metal produced 4.1 to 6.1 Moz), and to average 2.8 Moz (metal produced 2.6 Moz) over the final four years of currently projected mine life. Approximately 105 Moz of silver, 108 koz of gold, 1Bn lb of Pb, 321M lb of zinc, and 15M lb of copper are projected to be mined over the LOM from 1 January 2026. There remains significant potential to extend the LOM beyond 2042 via further exploration and development, particularly in areas with identified Inferred Resources.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

23	Adjacent properties

The QP is not aware of any adjacent properties on either the Ying Project or KP Project with a similar type of mineralization.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

24	Other relevant data and information

The QP is not aware of any additional information or explanation that is necessary to make the Technical Report understandable and not misleading.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

25	Interpretation and conclusions

Silvercorp has been active on the Ying Property since 2004, with first production achieved in 2006. The Property comprises the Ying Project, which currently includes the SGX, HZG, HPG, TLP, LME, LMW, DCG mines, and the KP Project, which consists of the KP deposit. Annual production of primarily silver-lead-zinc ore from the Ying Project had been consistently in the range of 600 to 650 kt tonnes in the years leading up to and including FY2022, but increased to 769 kt in FY2023, 827 kt in FY2024, and 1.03 Mt in FY2025. Final FY2026 production is projected at close to 1.2 Mt, with the LOM plan targeting further annual increases up to 1.6 Mt by FY2029 The Silvercorp fiscal year (FY) begins in April, thus FY2026 runs from 1 April 2025 to 31 March 2026.

Mineralization in the Ying district mainly comprises numerous, steeply dipping, silver-lead-zinc veins with widths varying from a few centimetres to a few metres and with strike lengths up to 3,200 metres. To date, significant mineralization has been defined or developed in at least 591 discrete vein structures, and many other smaller veins have been found but not yet well explored. Included in the number of veins are 38 gold-rich veins, which have been a recent exploration target for Silvercorp.

Exploration at the Ying Project is by underground drilling, surface drilling, and chip sampling of underground workings. Silvercorp’s logging, surveying, sampling, sub-sampling, and assaying procedures for the Ying Project follow common industry practice. Exploration at the development stage KP Project is by surface drilling. The procedures at the KP Project are less well understood.

At the Ying Project, QA/QC programs have been in place since 2004. QA/QC records were not available from 2004 to 2009; however, this represents a small portion of the total results and, therefore, has not presented a material risk to the Project. The 2010 to 2025 results are deemed satisfactory by the QP. At the KP Project, no recorded QA/QC programs were in place until the 2022 drilling phase by Silvercorp. The QP considers the QA/QC recorded for KP does not meet accepted industry standards. The KP Project constitutes 0.6% of the Measured and Indicated Mineral Resource tonnes, thus the sub-standard QAQC is not a material risk to the Ying Property.

Because of the pinch and swell nature of Ying veins, there is often significant uncertainty in location of potentially economic mineralization within the veins, and in the grade and tonnage of that mineralization. However, the large number of veins and active mining areas within each vein mean that overall economic risk related to this uncertainty is low. Silvercorp has a history of profitable mining, which demonstrates its ability to successfully manage this uncertainty.

The interpretation and construction of mineralization wireframes was completed by Silvercorp personnel using Micromine software. These were reviewed by the QPs and modified where required. Grade estimation was completed for a total of 591 veins using a block modelling approach using the ID2 interpolation method in Datamine and Vulcan software. This is an increase of 57 veins from the previous 2024 Technical Report (AMC, 2024). Grade estimates were completed for silver, lead, and copper in all deposits, zinc in select deposits, and gold within select veins at select deposits. After interpolation for all deposits, a 0.4 m minimum mining width calculation was applied, whereby mineralization widths < 0.4 m had a dilution envelope of zero grade added to make up the difference.

The Mineral Resources were then reported above a COG based on in situ values of AgEq or AuEq. For the purposes of COG, AgEq, and AuEq calculations, the QP used individual metal processing recoveries, payables, and operating costs reported by Silvercorp for each site.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

In determining the metal prices to be used, the QP referenced World Bank long-term forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current as of mid-2025. The exchange rate of CNY 7.00 to US$1 is as per Silvercorp and has been accepted as reasonable by the QP. The exchange rate was also referenced against historical information in the public domain.

The following long-term metal prices were used for Mineral Resources: Au US$3,200/oz, Ag US$35.00/oz, Pb US$1.03/lb, Zn US$1.36/lb, and Cu US$4.74/lb.

The following long-term metal prices were used for Mineral Reserves: Au US$2,800/oz, Ag US$28.00/oz, Pb US$0.90/lb, Zn US$1.20/lb, and Cu US$4.40/lb.

Measured Mineral Resources were reported for the SGX, HXG, HPG, TLP, LME, LMW, and DCG deposits. Indicated and Inferred Mineral Resources were reported for all deposits, including the KP deposit.

Proven and Probable Reserves total 19.1 Mt averaging 174 g/t Ag, 2.47% Pb, 0.80% Zn, 0.17 g/t Au, and 0.04% Cu. Mineral Reserve COGs in g/t AgEq are: SGX – 180 Resuing, 155 Shrinkage; HZG – 150 Resuing, 130 Shrinkage; HPG – 195 Resuing, 175 Shrinkage; TLP – 160 Resuing, 135 Shrinkage; LME – 170 Resuing, 145 Shrinkage, 145 Room & Pillar; LMW – 170 Resuing, 150 Shrinkage, 150 Longhole; DCG – 160 Resuing, 135 Shrinkage; KP – 225 Resuing, 205 Shrinkage, 205 Room & Pillar. Mineral Reserve COGs in g/t AuEq were also applied at: LMW – 1.8 Room & Pillar; HPG – 2.1 Resuing, 1.9 Shrinkage.

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivity (reduction of 8.9% in AgEq ounces) is seen at SGX, the largest of the mines and the largest economic contributor. For the entire Ying Mining District, an approximate 16.4% reduction in AgEq ounces for a 20% COG increase demonstrates moderate overall COG sensitivity.

The Mineral Reserve estimation assumes that current stoping practices will continue to be predominant at the Ying Property - namely cut and fill resuing and shrinkage stoping for most veins - but also recognizes the introduction of the use of room and pillar mining for some flatter-lying gold-rich veins and, more recently, some limited longhole mining. A significant initiative towards the use of more mechanized mining is also recognized. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and, traditionally, hand-mining techniques using short rounds have allowed a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the mining methods at Ying and considers these widths to be reasonable.

For the total tonnage estimated as Ying Mineral Reserves, approximately 64% is associated with resuing, 32% with shrinkage, 3% with room and pillar, and 1% with longhole.

Mining dilution and recovery factors vary from mine to mine, dependent on vein width and mining method. Average dilution factors have been estimated as 16.9% for resuing, 20.0% for shrinkage, 32.1% for room and pillar, and 20.0% for longhole. Assumed mining recovery factors are 95% for resuing and 92% for shrinkage, room and pillar, and longhole.

Silvercorp has placed a high level of focus on dilution control in recent years, and the QP considers that, overall, the current dilution estimation is reasonable. The QP also notes that, while the recent move towards increased production rates has not greatly impacted current dilution for the Property as a whole, the focus on mining process and dilution control must be maintained at individual sites as further production rate increases in the LOM plan are implemented.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

Examination of the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2023 to 31 December 2025 indicates that, overall, the mines produced 3% more tonnes at gold, silver, lead, and zinc grades that were, respectively, 6%, 2%, 4%, and 30% lower than Mineral Reserve grades. Contained gold, silver, lead, and zinc metal values were, respectively, 3% lower, 1% higher, 1% lower, and 28% lower relative to Mineral Reserve estimates.

The QP notes that silver and lead together contribute about 89% of projected Ying revenue.

Annual ore production in the LOM plan is projected to rise by over 30% from the full-year FY2026 level of about 1.2 Mt to over 1.6 Mt in FY2029, with over 1.5 Mtpa being maintained through to FY2034.

The QP considers that the planned production targets are achievable but, in addition to the projected increases in development, manpower, and mobile equipment, a major and continual focus on planning and control, particularly dilution aspects, personnel capabilities, and mechanized equipment maintenance, will be fundamental to success. Introduction to more mechanized equipment also brings additional safety considerations, with specific training and enforced protocols and operating practices being necessary.

The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The ultimate success of the planned significant increase in production at close to Mineral Reserve grades will, to a large degree, be dependent on:

•	Diligent planning and the consistent availability of resources, particularly skilled manpower numbers and appropriately maintained equipment.

•	A concentrated focus on achieving production rate goals with the adopted mining methods while exercising strict dilution control.

•	An emphasis on necessary operating protocols and safety standards.

Ying mine Ag grades are projected to be relatively consistent, averaging around 174 g/t for the LOM but with some inconsistency in later years. Planned lead grades average around 2.29% through to FY2031 but then generally increase, reaching close to 3% by FY2038. Gold grades average about 0.26 g/t through to FY2030 but then decline steadily to a projected final low of 0.02 g/t in FY2039. Average zinc grades show a steady increase from 0.50% in FY2026 to 1.56% in FY2040. The projected AgEq grade is relatively stable over the LOM, averaging 260 g/t.

The Ying Property is seen to be a very viable mining operation with a projected LOM through to 2042 based on Proven and Probable Mineral Reserves. Annual mined production of silver is projected to be between 7.3 and 9.2 Moz through FY2035 (metal produced 6.9 to 8.6 Moz), between 4.4 and 6.6 Moz from FY2036 through FY2038 (metal produced 4.1 to 6.1 Moz), and to average 2.8 Moz (metal produced 2.6 Moz) over the final four years of currently projected mine life. Approximately 105 Moz of silver, 108 koz of gold, 1Bn lb of Pb, 321M lb of zinc, and 15M lb of copper are projected to be mined over the LOM from 1 January 2026. There remains significant potential to extend the LOM beyond 2042 via further exploration and development, particularly in areas with identified Inferred Resources.

Silvercorp currently runs two processing plants - Plant 1 (also known as No.1 Mill or Xiayu Plant) and Plant 2 (also known as No. 2 Mill or Zhuangtou Plant) - for the Ying operations, with a total design capacity of 1,800 tpd (prior to October 2011), and then 2,800 tpd after October 2011 when expansion Phase II was completed. The two plants are situated within 2 km of each other. An extension to No. 2 Mill - which increased its processing capacity to 3,500 tpd - was completed in November 2024. The combined, designed plant capacity is 4,300 tpd, and the actual demonstrated capacity is 4,000 tpd.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

A third processing plant (No. 3 Mill or Plant 3) is currently in the final design and construction planning stages and is scheduled for completion in 2027. At that time, Plant 2 and Plant 3 will be in operation, each with two flotation lines and a combined design capacity of 6,500 tpd (3,500 tpd from Plant 2 and 3,000 tpd from Plant 3).

77% of the ore in FY2025 was processed at Plant 2, with an average daily processing rate of about 2,400 tpd versus the design capacity of 3,500 tpd. 23% of the ore was processed at Plant 1, with an average daily processing rate of about 700 tpd, versus current capacity of 700 tpd.

Lead and silver recovery targets are being met: In FY2025, 93.63% versus 90.0% for Pb, 95.88% versus 90.0% for Ag; however, zinc recovery averaged 69.74% versus the target of 85.0%, which, as in other years, was attributed to lower than planned zinc feed grades.

Improvements have been consistently targeted on the processing system and auxiliary facilities, both in No.1 and No.2 Mill, to improve metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained. In FY2025, Pb grade in Pb-concentrate was lower than design and Zn grade in Zn-concentrate was higher than design, with both being just slightly below payable values without deduction.

After the commissioning of the third train of Plant 2, the processing capacity has increased, which, to some extent, compensates for the adverse effects of the decrease in ore grade and supports higher metal production. At the same time, the beneficiation experience of Plant 1 and Plant 2 has been applied and optimized in the processing line of Plant 2.

The planning and detailed engineering of Plant 3 is underway to accommodate for the further planned increase in mine production. Operators will make full use of the experience gained from the design and construction of the third processing line of Plant 2 to improve construction efficiency, reduce construction costs, and increase the productivity of the new plant.

Historically, tailings generated by ore processing activities were stored in either of two engineered tailings storage facilities located close to the processing plants, named TSF1 and TSF2. In May 2025, a third TSF located about 1.7 km to the north of Plant 2 was commissioned. Deposition to TSF1 ceased in early November 2025.

The company initiated the closure process for TSF1 in 2023 and completed the engineering survey, stability analysis, and evaluation of the dam body. In 2024, a safety assessment and closure design were carried out for the TSF1 closure.

Overall, the QP notes that the TSF facilities seen at the time of the QP site visit in February 2024 appeared to be in good condition, well maintained, well operated, and appropriately managed. Visual observations during the May 2026 site visit support Mr Claffey’s comments.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

The facilities are in an area of low seismic activity and are founded on competent bedrock. Facility designs are conventional and reasonable.

Monitoring systems and procedures are extensive and commensurate with accepted international good practice. The facilities are extensively inspected by a range of internal and external parties and are subject to considerable oversight from local regulators.

Based on the data presented during the QP 2024 site visit, it appears that the facilities have been constructed to a high standard, with adequate levels of oversight and in accordance with an appropriate QA/QC program. Detailed ‘as-built’ reports are available at each of the three TSFs, including signed-off construction drawings.

Both the TSF1 and TSF2 facilities are noted by the QP to have been designed and operated in accordance with Chinese standards, although these standards may, in certain areas, differ from current commonly accepted international standards.

The new TSF3 is similar in design and operation to the existing two facilities, with some notable exceptions, including the incorporation of a complete basal liner to the impoundment area, reflecting the increased standards now required by local regulators. Design documentation is extensive, again reflecting the increased requirements, as regulators move towards an alignment with international standards. Supporting studies for the new facility thus include a Tailings Dam Breach Analysis and three-dimensional seepage modelling.

The QP has made TSF recommendations on hydrological design criteria - including Inflow Design Flood events; reassessment of slope stability analysis; and, for TSF3, that consideration should be given to the installation of an underdrainage system, installed above the HDPE basin liner in the area immediately upstream of the starter dam. Silvercorp has indicated that, to ensure safe operation of the TSF facilities:

•	Qualified third-party organizations are engaged to carry out flood control calculations every year.

•	Accredited third-party engineering firms have been engaged to conduct annual dam stability assessments.

•	During the stability analyses of the TSFs, the shear strength of each soil layer material in both drained and undrained states is examined.

•	All TSF assessment reporting by accredited third- party entities has indicated compliance with relevant designs and meeting the requirements of the Chinese National standards.

•	Silvercorp attaches great importance to the QP recommendations and plans to carry out further review work to analyze differences between Chinese and international standards.

Silvercorp has all the required permits for its operations on the Ying Property. The Mineral Resource and Mineral Reserve estimates include material (approximately 21% of total Mineral Resources by AgEq metal and 24% of the total Mineral Resources by tonnes) that is currently below the elevation approved in the mining permits. However, the QPs are satisfied that there is minimal material risk of Silvercorp not receiving approval to mine these resources when access is required in the future.

The EIA report of TSF3 was approved by the Luoyang Branch of the Luoyang Ecological Environment Bureau. Also, the EIA report for the technical renovation and capacity expansion project of Mill Plant 2 was approved by the Luoyang branch of the Luoyang Ecological Environment Bureau in July 2024.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

The Ying operation has an environmental protection department consisting of eight full-time staff. The department is mainly responsible for the environment and rehabilitation management work in the Ying Property. There are three part-time environment management personnel at the KP mine.

Environmental monitoring items include air and dust emissions and noise and wastewater monitoring. The monitoring work is completed by qualified persons and licensed institutes. Monitoring results to date indicate, with relatively minor exceptions, that discharges have met required standards.

Based on Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

Anticipated LOM capital expenditures are $118M for exploration and mine development; $38M for facilities, plant, and equipment; and $209M in general investment capital through to the projected end of mine life. The basis for calculating these capital costs is the LOM mining and processing plan.

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes. The estimated total LOM operating cost is $2,128M, at a unit cost averaging $111/t per tonne of ore mined.

Overall, the QP considers both capital and operating cost estimates to be reasonable relative to the methods and technology planned to be used and the scale of operations envisaged over the LOM. Inflationary pressures on costs have also been noted and, while the projected overall annual production rate increases and the introduction of more mechanized mining can facilitate the achievement of operating costs around projected levels, a constant focus on operational efficiency and cost effectiveness will still be essential.

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis of the Ying Property for the purposes of a NI 43-101 Technical Report, the QPs have considered it reasonable to include a high-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimation and the associated production schedule.

The following Ying realized selling metal prices (Ying averages over projected LOM except where stated), average costs, and exchange rate were used for the economic analysis (all values in US$):

•	Gold price/troy ounce	$3,400 FY2026Q4, $2,975 FY2027, $2,800 LOM
•	Silver price/troy ounce	$76.80 FY2026Q4, $48.00 FY2027, $38.40 FY2028, $26.88 LOM
•	Lead price/lb	$0.90
•	Zinc price/lb	$1.92
•	Copper price/lb	$1.76
•	Mining cost/t	$75.43
•	Milling cost/t	$12.40
•	Shipping cost/t	$3.06
•	Mineral Resources tax & rights royalty/t	$9.87
•	G&A/t	$7.05
•	Government fees and other taxes/t	$3.52
•	Sustaining and growth capital/t	$19.08
·	Exchange rate	US$1 = CYN 7.00

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The QP notes the following about the above economic parameters:

•	Ying realized metal prices are as per Silvercorp advice and assume the following US$ market prices:

—      Gold/oz: $4,000 FY2026Q4, $3,500 FY2027, $2,800 remaining LOM.

—      Silver/oz: $80 FY2026Q4, $50 FY2027, $40 FY2028, $28 remaining LOM.

—      Lead/lb: $0.90.

—      Zinc/b: $1.20.

—      Copper/lb: $4.40.

•	Other than for FY2026Q4 / FY2027 for gold, and FY2026Q4 / FY2027 / FY2028 for silver, the above market prices are as per those used in the mining COG calculations.

•	Cost values are as per those indicated in Section 21 (sustaining and growth capital includes mill expansion, TSF, and ore sorting capital through to FY2028).

The QP also notes that approximate spot metal prices at the time of writing of the Technical Report are: gold - $4,745/oz; silver - $75.50/oz; lead - $0.86/lb; zinc - $1.49/lb; copper - $5.85/lb.

Based on the LOM production profile and the metal price and other assumptions shown above, pre-tax and post-tax cashflow projections have been generated. At 5% discount rate, pre-tax and post-tax NPVs of $1,275M and $1,030M, respectively, are projected. Over the LOM, 69.3% of the net revenue is projected to come from silver, 20.1% from lead, 5.4% from gold, 4.6% from zinc, and 0.6% from copper.

Pre-tax NPV sensitivity was also examined over a +/- 30% change in Ag, Pb, Au, and Zn metal prices, and in operating and capital costs. Most sensitivity is seen in silver price (the sensitivity would effectively be the same with variation in silver grade) and, to a lesser extent, in operating cost. The NPV is moderately sensitive to lead price and capex, and slightly sensitive to gold price and zinc price.

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26	Recommendations

Other than for costs estimated below for exploration tunnelling and drilling – totaling US$39.95M and which are part of planned LOM capital expenditures – the QPs consider that implementation of the following recommendations will form part of the day-to-day operating cost of the Ying mines.

26.1	Safety in general

Maintain indicated focus and measures employed related to mine and site safety, including implementation of a policy whereby the more stringent of either Chinese or Canadian safety standards is employed. The QP notes that Silvercorp has gone beyond Chinese statutory requirements in certain areas of safety and the Company has indicated a continuing focus on production procedure safety improvement.

26.2	Exploration

Continue exploration tunnelling and diamond drilling at the Ying Property. The exploration tunnelling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along strike extensions of the vein structures. The proposed exploration work is as follows:

26.2.1	SGX

Tunnelling:

•	23,140 m exploration tunnelling on vein structures S14, S14_1, S14_2, S16E, S16E2, S16E5, S16W, S16W1, S18E2, S19, S19E, S19E1, S19W, S1W, S1W2, S1W3, S1W5, S2, S21, S21W, S21W3, S21W5, S22, S23, S23W, S27E1, S27E2, S2W, S2W1, S2W2, S2W2_3, S31, S31E, S32, S37, S37E, S39, S39W, S4E, S5, S6, S7, S7_1, S7_1E, S7_2, S7_2a2, S7_2E, S7_2Ea, S7_3, S7_4, S74, S76, S7W, S7W1, S7W11, S8, S8_1, S8E, S8E1, S8W, and S8W2 between Levels -40 m and 850 m.

Drilling:

•	8,530 m surface drilling and 56,470 m underground diamond drilling on vein structures S1, S10, S11, S14, S14_1, S14_2, S16E1, S16E2, S16W, S16W1, S18, S18E2, S18W, S19, S19E, S19W, S1W, S1W2, S1W3, S1W5, S2, S21, S21W1, S23, S23W, S26, S26E, S26W, S27, S27E, S27E1, S27E2, S27W, S28, S28E, S29, S2W, S2W1, S2W2, S2W2_1, S2W2_3, S31, S31E, S32, S32E, S33, S36, S39, S51, S53, S54, S54N, S6, S6E1, S7, S7_1, S7_1E, S7_2, S7_2E, S74, S7E, S7E2, S7W1, S7W11, S8, S8E1, S8W, and S8W2.

26.2.2	HZG

Tunnelling:

•	6,275 m exploration tunnelling on vein structures HZ10, HZ11, HZ12, HZ15, HZ15W2, HZ20, HZ20E, HZ22, HZ22S, HZ26, HZ26W, S28, and S8 between Levels 300 m and 850 m.

Drilling:

•	7,920 m surface drilling and 14,080 m underground drilling on vein structures HZ10, HZ11, HZ12, HZ15, HZ18, HZ20, HZ20E, HZ22, HZ22E1, HZ22S, HZ22W, HZ26, HZ26E, HZ26E8, HZ26W_1, HZ27, S19, S27, S28, S7_1, and S8.

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26.2.3	HPG

Tunnelling:

•	10,400 m exploration tunnelling on major vein structures H10, H10_1, H10_1a, H11, H12, H12_1, H12W, H13, H14, H14a, H15, H15W, H15W4, H16, H16_1, H16_3, H16_3E, H16_5, H17, H17_1, H17_1a, H18, H20W, H29, H32, H32a, H32E1, H38, H39_1a, H40, H40W, H42, H5, H5_1, H5_2, and H5W between Levels 50 m and 790 m.

Drilling:

•	1,245 m surface drilling and 34,095 m underground diamond drilling on vein structures B03, H10, H10_1, H10_1a, H11, H12, H12_1, H13, H14, H14a, H15, H15_1, H15W, H16, H16_1, H16_3, H16_5, H17, H17_1a, H18, H20W, H32, H32E1, H38, H39_1, H40, H41, H5, H5_2, and H9.

26.2.4	LME

Tunnelling:

•	6,280 m on vein structures LM1, LM2, LM2W, LM3_2, LM3_2E, LM3_4, LM3E, LM3W2, LM4, LM4E2, LM5, LM5a, LM5E, LM5E1, LM5E2, LM5W5, LM6, LM6_1, LM6W, LM6W_1, LM73, LM75, LM75a, LM79, LM82, and LM82E between Levels 400 m and 1,100 m.

Drilling:

•	710 m surface drilling and 29,290 m underground diamond drilling on vein LM1, LM18E1, LM18W3, LM2, LM2E4, LM2W1, LM2W2, LM3, LM3_1, LM3_2, LM3_2E, LM3_4, LM3E2, LM3W, LM3W2, LM3W3, LM4, LM4E2, LM4W, LM4W1, LM4W3, LM5, LM5E, LM5E1, LM5E2, LM5W, LM5W7, LM6, LM6_1, LM68, LM6W, LM6W_1, LM71, LM73, LM75, LM76, LM79, LM82, LM82E, LM84, LM86, LM9, and M4W1.

26.2.5	LMW

Tunnelling:

•	18,500 m on vein structures LM11, LM11E, LM11E1, LM12, LM12_1, LM12_3, LM12_4, LM12E, LM12E6, LM12E6a, LM12Ea2, LM13W, LM13W2, LM13Wa, LM14, LM14_2, LM14a, LM17, LM17W, LM17W1, LM17W2, LM17W4, LM17W5, LM17W6, LM19, LM19_1, LM19W1, LM19W2, LM19Wa, LM20, LM21, LM22, LM25, LM25W, LM25W1, LM26, LM26a, LM28, LM30, LM32, LM32E, LM32E1, LM33, LM34, LM41E, LM41E2, LM41E7, LM41W, LM50, LM50_3, LM50a, LM52, LM52_1, LM53, LM54, LM54_1, LM58, LM7, LM7E, LM8, LM8_3, LM8_4a, LM8_5, LM8_7, LM8_9, T24, W1, W18, W18E1, W2, W2W, W2W1, W5, W6, W6a, W6E, W6E1, W6E2, and W6W as well as their parallel subzones between Levels 500 m and 1,070 m.

Drilling:

•	3,000 m surface drilling and 60,000 m underground drilling on vein LM11, LM11E, LM12_1, LM12_2, LM12E, LM12E1, LM12E6, LM13W, LM14, LM14_1, LM14a, LM14W, LM16, LM16E1, LM17, LM17E1, LM17W, LM17W1, LM17W2, LM17W3, LM19_1, LM19E1, LM19W1, LM19W2, LM19W4, LM20, LM20E, LM20W, LM22, LM25, LM25W1, LM26, LM28, LM32, LM32E, LM41, LM41_1, LM41E, LM41E1, LM41E2, LM41E4, LM41E7, LM41W, LM50, LM51, LM52, LM53, LM54, LM54_1, LM56, LM58, LM58_1, LM59, LM7, LM7E, LM7W2, LM8, LM8_13, LM8_3a, LM8_4, LM8_5, W1, W18, W18E2, W18W, W18W_2, W6, W6E, W6E1, W6E2, and W6W and their parallel vein structures.

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26.2.6	TLP

Tunnelling:

•	21,600 m exploration tunnelling on vein structures T1 series, T2 series, T3 series, T4, T4E, T5 series, T11, T11E4, T11W1, T12, T12E, T14 series, T15 series, T16 series, T17 series, T20, T21, T21W, T22 series, T23 series, T24, T26, T26E1, T27, T27E, T27W, T28, T28, T28_1, T28E, T29, T30, T31 series, T33 series, T35E, T35E1, T38, T38E, T39E1, T39E, T39W, and T53 between Levels 500 m and 1,120 m.

Drilling:

•	2,660 m surface drilling and 67,340 m underground drilling on vein structures T1 series, T2, T3 series, T5, T11 series, T12, T14, T14E, T15 series, T16 series, T17 series, T20, T21, T21W1, T22 series, T23, T24, T26, T26E, T28, T31, T31W3, T31W5, T33 series, T35 series, T39 series, T41, T50, T51, T52, and T53.

26.2.7	DCG

Tunnelling:

•	2,152 m exploration tunnelling on vein structures C4, C4E, C7_1, C7_1a, C7_2, C8, C8E1, C9_1, C9W1, C9W2 between Levels 700 m and 780 m.

Drilling:

•	5,000 m underground drilling on vein structures C8, C8E1, C9_1, C9_2, C9_5, C9E1, C9E3, C9W2, CJ9, and CJ9W.

26.2.8	KP

Tunnelling:

•	4,101 m exploration tunnelling on vein structures K3, and K4 between Levels 805 m and 1120 m.

Drilling:

•	2,315 m surface drilling and 7,200 m underground drilling on vein structures K1, K2, and K3.

26.2.9	Exploration costs

The estimated cost for the above exploration work is:

•	Tunnelling: CNY 221,120,000 (US$31.59M)

•	Drilling: CNY 58,557,000 (US$8.37M)

26.3	Drilling

The QP recommends the following:

•	The procedures used in the 2020 density measurement for SGX should be independently reviewed and modified, if necessary.

•	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vugs or porosity.

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•	The minimum size of the density samples should be 1 kg. The part of the sample that is selected for assaying should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.

•	The regression models are likely to be improved for some samples by inclusion of assays for copper and iron. In samples with a significant content of chalcopyrite, freibergite, pyrite, or hematite, these minerals may make a significant contribution to the overall density of the samples.

•	The procedures used for the KP density measurement should be documented.

•	HZG, DCG, and KP are underrepresented in the current density data. Further sampling of these deposits is required.

26.4	Sample preparation, analyses, and security

All recommendations in this Section refer to the Ying Project, except Section 26.4.6.2.

26.4.1	Laboratories

•	Laboratories should be chosen based on similar protocols, or protocols should be standardized between laboratories where possible.

•	Attempt to standardize the crush methodology, crush sub-sampling method, and sample size, lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.

•	Halt the use of roll mats to mix samples prior to sub-sampling. Riffle splitting or automated rotary sample dividers are a more robust system less inclined to sampling bias.

•	Wet sizing of pulps should be conducted to test the grind size protocols.

26.4.2	CRMs

•	The issue of excessively precise results from some laboratories needs to be discussed with the laboratory managers.

•	Maintain a ‘table of fails’ that documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

•	Consider implementing the review of CRM (and QA/QC) samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that CRMs and laboratories are common to all mines, this will provide additional data to monitor laboratory performance and trends.

•	Issues of data bias (both positive and negative) as well as analytical drift should be further investigated, including the standardization of sample preparation and analysis methods between all labs.

•	Consider developing several custom Ying specific CRMs. Several CRM suppliers can create CRMs from surplus coarse reject material and provide relevant certification and documentation. This may help to reduce the number of CRMs required and would also provide CRMs with matrix matched to the Ying deposits.

•	Consider adding a CRM that monitors low grade zinc (less than (<) 0.2%).

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26.4.3	Blanks

•	Send a batch of coarse blank samples to several laboratories to enable statistics on grade distribution of Ag, Pb, and Zn of the blank source material to be determined. This should be completed for each quarry site to ensure the source has sufficiently low Ag, Pb, Zn, and Au concentrations. If blank materials from different quarry sites are used, each blank material should be given an identification so that the source can be traced.

•	Revise protocols so that blanks are inserted using a systematic approach at a rate of at least one blank in every 25 samples (4%) for both drilling and underground samples.

•	Insert blanks immediately after expected high-grade mineralization.

•	Implement the use of both coarse and fine (pulp) blank material to enable sample preparation and analytical processes to be monitored for contamination.

•	Ensure that all laboratories are running their own internal blanks to monitor contamination. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database.

•	Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.

•	Implement the monitoring of blank results in real-time and ensure that sample batches with blanks exceeding failure limits are investigated and re-analyzed.

•	Maintain a ‘table of fails’ that documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

•	Submit pulp duplicate samples for analysis to enable practical detection limits to be determined for each laboratory.

26.4.4	Duplicates

•	Duplicates insertion rates should be increased to 5 - 6% of total samples submitted and should comprise field duplicates, coarse crush duplicates and pulp duplicates. The collection of duplicates at different stages of the sampling process will enable the source of sampling variance to be understood.

•	Investigate the cause of poor field duplicate performance in both core and underground samples. This could include a test phase that incorporates the following:

—	Submitting the second half of the core, instead of quarter core as the field duplicates (if required, a thin slice of core could be sliced off and retained for archival storage before cutting the core into halves).

—	Consider increasing the size of underground samples.

26.4.5	Umpire samples

•	Select a single, third-party laboratory to act as the umpire laboratory.

•	Submit a random selection of pulp samples to the umpire laboratory on a regular basis, with CRMs, blanks, and duplicates. This is to assess the performance of the batch at the umpire laboratory.

•	Increase umpire sampling submissions to 4 - 5% of all samples collected.

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26.4.6	General recommendations

26.4.6.1	Ying Project

•	Laboratory protocols for sample preparation and analysis should be standardized where possible.

•	Insertion rates for all QA/QC sample types should be increased to conform with generally accepted industry standards. QA/QC samples should be included with every batch of samples submitted to the laboratory.

•	Insert QA/QC samples randomly within sample batches as opposed to the present practice of consistently inserting consecutive CRMs, blanks, and duplicates. This will make it more difficult for the laboratory to pre-determine the QA/QC types.

•	Investigate whether internal laboratory QA/QC data are available, and whether these can be reviewed in addition to Silvercorp data.

•	Populate and utilize the planned implementation of a commercial drillhole database with QA/QC capability.

•	Maintain and report a ‘table of fails’ that documents the remedial action completed on any failed batch.

•	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

•	Consider implementing the review of QA/QC samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that laboratories are common to all mines, this will provide additional data to monitor laboratory performance and trends.

•	Standardize the coding of batch IDs for all samples (including QA/QC samples) to allow for the review of data on a batch basis.

26.4.6.2	KP Project

•	Upgrade all drilling and sampling to meet, as a minimum, the QA/QC protocols applied at the Ying Project.

•	All records of QA/QC submissions and treatment should be maintained.

26.5	Data verification

•	Progress centralizing and standardizing all mine databases to reduce duplicate data and minimize version control issues. Rules or lookup tables should be set to ensure data is valid prior to upload.

•	Establish standard dataset boundaries for each mine, including overlaps as required.

•	Ensure assay data is recorded without rounding to accurately reflect the original assay certificates.

•	Establish a protocol for the consistent treatment of samples with analytical results below the LLD.

•	Undertake further random assay checks of the channel sample database and make corrections as appropriate.

•	Establish a protocol to ensure unsampled intervals are consistently, and unambiguously, recorded in the database.

•	Ensure that when a sample ID is on two certificates there is a documented rationale and flag for what assays are used for the Mineral Resources.

•	Duplicated drillhole and channel Hole IDs should be addressed to allow the Ying database to be audited as a whole. Develop procedures to ensure Hole IDs and Sample IDs are unique for each deposit.

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•	Store QA/QC data within the database and ensure that Certificate (batch) IDs are consistent between sample and QA/QC data.

•	Ensure that date fields are populated in a consistent format within the assay database. All dates should be checked for validity and corrected as required. Missing dates should be corrected using historical records or by cross-referencing drill dates, samples dates, and assay dates.

26.6	Mineral Resource

26.6.1	Estimation process

•	Continue to standardize modelling protocols at all mines to facilitate efficient model auditing.

•	Establish clear responsibilities for key personnel during the Mineral Resource estimation process. This should include a rigorous internal peer review of all inputs including input databases, 3D vein / domain models, as-built and sterilization triangulations, etc. This internal review process could include something as structured as a formal internal data sign-off at each key stage of the modelling process.

•	Ensure that vein models are appropriate for use as estimation domains in the context of established parameters (e.g. hard boundary search neighbourhood). Disparate veins in similar structural positions, considered within the mining context as the same vein, may need to be separated into separate domains (different vein domain names). Conversely, spatially related veins with minor fault offsets may be grouped into single domains (same vein domain name). This will enable blocks to be informed by appropriate data and eliminate boundary artefacts in the resulting block model.

26.6.2	Resource database

•	Finalize the ongoing migration of all Mineral Resource datasets from the individual mine-based data solutions (Excel™ files) to the central Micromine GeobankTM database and implement data validation checks.

•	Create fields within the database to identify any drillhole or channel samples that should be excluded from the Mineral Resource. Documentation of why any data are excluded should be maintained and provided to any external QPs completing work on the project.

•	Consider standardizing the translation of Chinese vein names to English vein names to ensure consistency between successive (i.e. yearly) Mineral Resource updates. This will allow more detailed comparisons of individual block models on a vein-by-vein basis. This could also be accomplished through a tracking document that records successive names for the same vein.

26.6.3	Vein modelling

•	Develop standardized procedures for vein modelling across all deposits for the purpose of Mineral Resource estimation. This should encompass standards that cover how far to extrapolate veins from known mineralization, criteria for combining (or splitting) veins into a single estimation domain, and minimum vein width criteria.

•	Increase the number of vertices during wireframe construction to increase the resolution of triangulations, and to prevent deleterious triangle artefacts in veins with highly variable or sparse data density. Investigate possible advanced vein modelling tools such as implicit modelling to create more appropriate and robust vein wireframes.

•	Where appropriate, clip intersecting veins using wireframe Boolean tools.

•	Adjust wireframing processes to reduce wireframes pinching out to thicknesses of less than 0.4 m between data.

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26.6.4	Depletion modelling

•	In building depletion and sterilization wireframes, ensure that ‘cookie cutter’ coding wireframes are orthogonal to the strike / dip of vein models.

•	As-builts should be used in addition to any ‘cookie cutter’ wireframe built in the longitudinal plane to ensure that raises and crosscut drives are appropriately coded and depleted.

26.7	Mineral processing

•	Undertake periodic mill audits aimed at ensuring optimum process control and mill performance.

•	Continue with targeting of improvements on processing systems and auxiliary facilities, including XRT sorting, to enhance metal recovery and reduce energy consumption.

•	For XRT sorting, establish and maintain a comprehensive performance data collection regime to facilitate optimum use and processing value contribution.

•	Ensure that tight control is exercised over construction and commissioning of Mill Plant 3, and for the changeover period as Mill Plant 1 is phased out.

26.8	Tailings storage facilities

QP note: Initial Silvercorp responses to recommendations are included in Section 18.1 of the Technical Report.

•	Consideration should be given to the adoption of more stringent hydrological design criteria for all three facilities, adopting a more extreme Inflow Design Flood than the presently adopted 1:500-year or 1:1,000-yr events.

•	A reassessment of the slope stability analysis for the existing facilities should be undertaken, using up to date methods of analyses and considering all appropriate loading conditions. Initially, this should entail a rigorous review of all data obtained from field and laboratory testing with a particular focus on the identification of contractive materials based on the results of cone penetrometer test (CPTu) data. Undrained limit equilibrium analyses should be conducted. Depending on the results of this review and the undrained analyses, more complex methods of analyses may be required using advanced numerical models, i.e., NDA.

•	For TSF3, consideration should be given to the installation of an underdrainage system, installed above the HDPE basin liner in the area immediately upstream of the starter dam. The aim of this system would be to facilitate the drainage of the tailings mass on which subsequent upstream raises would be constructed.

•	Also for TSF3, engage with an independent TSF design specialist to review and inspect the as-built construction, inclusive of diversion channels, adjacent slope stability aspects, and maintenance of road access in the event of extreme weather events.

26.9	Surface roads and transportation

•	Assess all roads in steep slope areas and take appropriate action to offset risk in any sections that lack road safety barriers and / or where there may be potential for slope failures.

•	For road transportation in general at the Ying property and the surrounding area, and with particular reference to increased road traffic and interaction with non-company vehicles on roads and in tunnels, continue to ensure that appropriate safety protocols are in place and adhered to.

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26.10	Mining

•	For internal planning and forecasting and for external reporting, continue with process of fully integrating Resource estimation, Reserve estimation, and mine planning processes at each mine and for Ying as a whole.

•	Continue the focus on dilution and grade control and implementation of best mining practices via the Mining Quality Control Department. This will be fundamental to achieving Mineral Reserve grades over the Ying LOM while also producing ore at significantly increased rates.

•	Maintain a major and continual focus on mine planning and control in general – particularly of dilution aspects as noted above, but also with respect to personnel numbers and capabilities, and on mechanized equipment maintenance.

•	Ensure that geotechnical understanding and planning is at the forefront of implementing and maintaining safe ground control in all the Ying mines.

•	Continue with the plan to introduce more advanced technology at the Ying operations, while developing and implementing all necessary operating and safety measures related to the use of more mechanized equipment and new mining methods. This introduction brings additional safety considerations, with specific training and enforced protocols and operating practices being required. Equipment and personnel operating around open brows, raises, and ore-passes; remote mucking practices and operator protection, and provision of safety bays and adequate equipment clearances relative to drift widths are specific examples of aspects to be addressed. The QP acknowledges the Silvercorp indication of training implementation and that all current tasks in the Ying operation have been assessed and standardized for safe production.

•	Maintain a high degree of development planning, scheduling, and control throughout the Ying operation. In this regard, achievement of development projections, particularly in the next few years, will be a key contributor to the further planned production increases.

•	Ensure consistent contractor awareness and fulfilment of requirements and responsibilities, including provision and availability of resources, particularly skilled manpower numbers and appropriately maintained equipment, and with respect to safety protocol adherence.

•	For recently introduced longhole mining, ensure a comprehensive program is continued to monitor drilling and blasting performance against design, inclusive of regular cavity monitoring surveys. With a view to optimizing longhole performance in general - and particularly regarding safety, production rate and dilution - engagement of specialist guidance is recommended. This could include advice on stope access and design, equipment, operating protocols, drill and blast design, geotechnical assessment and ground support – particularly around brows and hangingwalls, and backfilling.

•	Again, with respect to longhole mining, consider a more widespread application of the methodology in appropriate areas, with a view to further increasing stope production rates. In undertaking such, it must be recognized that design and blasting practices aimed at dilution control will require yet more focus.

•	For room and pillar mining, ensure design and operating practices include geotechnical and support assessment and result in adequate pillar stability and stable backs, both locally and in the wider room and pillar areas.

•	For the predominant resuing and shrinkage mining methods, maintain a high degree of process control on design, drilling, and blasting. This will be critical to achieving dilution targets.

•	As appropriate, engage specialist guidance on paste backfill, including for recipes, binder type and usage, appropriate strength requirements and achievement over time, testing protocols, delivery system, and placement.

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•	With respect to diesel equipment operation, ensure that regulatory and best practice ventilation standards are maintained, including with respect to noxious gases and diesel particulate matter (DPM) concentrations.

•	Particularly for room and pillar and longhole mining, monitor and assess ore recovery factors against current projections.

•	Maintain the focus on stockpiling and record keeping procedures, and on assessing all aspects of reconciliation performance between mine and mill.

•	Where viable and safe, maintain consideration of placement of waste material into stope voids for all appropriate mining methods.

•	Maintain a constant focus on operational efficiency and cost effectiveness. The QP considers that unit cost estimates are reasonable relative to projected annual production rate increases and the introduction of more mechanized mining but, particularly in recognition of cost inflation pressures, such a focus will be essential.

•	Consider increasing use of electric / battery mining vehicles at the Ying operations.

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27	References

AMC Mining Consultants (Canada) Ltd. 2012, Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China. Prepared for Silvercorp Metals Inc. Effective date 1 May 2012, filed 15 June 2012.

AMC Mining Consultants (Canada) Ltd. 2013, Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China. Prepared for Silvercorp Metals Inc. Effective date 1 May 2012 (Revised 30 April 2013), filed 6 May 2013.

AMC Mining Consultants (Canada) Ltd. 2014, Ying NI 43-101 Technical Report. Prepared for Silvercorp Metals Inc. Effective date 31 December 2013, filed 5 September 2014.

AMC Mining Consultants (Canada) Ltd. 2017, Ying NI 43-101 Technical Report. Prepared for Silvercorp Metals Inc. Effective date 31 December 2016, filed 24 February 2017.

AMC Mining Consultants (Canada) Ltd. 2020, NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China. Prepared for Silvercorp Metals Inc. Effective date 31 July 2020, filed 14 October 2020.

AMC Mining Consultants (Canada) Ltd. 2022, NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China. Prepared for Silvercorp Metals Inc. Effective date 20 September 2022, filed 4 November 2022.

AMC Mining Consultants (Canada) Ltd. 2024, NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China. Prepared for Silvercorp Metals Inc. Effective date 16 July 2024, filed 12 September 2024.

Australian National Committee on Large Dams July 2019, Addendum, Guidelines on Tailings Dams: Planning, Design, Construction, Operation and Closure.

Broili, C. and Klohn, M. 2007, Technical Update on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, China, 16 August 2007; Report prepared for Silvercorp Metals Inc., by BK Exploration Assoc., Washington USA.

Broili, C., Klohn, M., and Moran, R. 2008, NI 43-101 Technical Report and Pre-Feasibility Study November 2008 for Silvercorp Metals Inc. TLP-LM Silver-Lead Project, Henan Province, Peoples Republic of China. Prepared for Silvercorp Metals Inc. by BK Exploration Assoc., Washington USA, 20 November 2008.

Broili, C., Klohn, M., and Ni, W. 2010, Ying District Silver-Lead-Zinc Project. Prepared for Silvercorp Metals Inc., 26 February 2010.

Broili, C., Klohn, M., Yee, J.W., Petrina, M., and Fong, C. 2006, Technical Update for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project Henan Province Peoples Republic of China, 26 May 2006.

Broili, C., Yee, J.W., and Fong, C. 2006, Technical Update for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project Henan Province Peoples Republic of China, 18 April 2006.

Chen, Y.J., Pirajno, F., and Sui, Y.H., 2004. Isotope geochemistry of the Tieluping silver-lead deposit, Henan, China: a case study of orogenic silver-dominated deposits and related tectonic setting. Miner. Deposita 39 (5), 560–575.

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First Geological Brigade of the Henan Bureau of Nonferrous Metal Geology and Mineral Resources 2008, Detailed Survey Report on Gold Mines in Dongcha Kuanping Mining Area, Shanxian County, Henan Province, April 2008.100 pages.

International Commission on Large Dams (ICOLD), 2025. Tailings Dam Safety / Sécurité des Barrages de Stériles (Bulletin 194). Prepared by Committee L on Tailings Dams and Waste Lagoons. London: CRC Press.

Klohn, M., Ni, W., and Broili, C. 2011a, Technical Report Resources and Reserves Update HPG Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Klohn, M., Ni, W., and Broili, C. 2011b, Technical Report Resources and Reserves Update SGX Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Klohn, M., Ni, W., and Broili, C. 2011c, Technical Report Resources and Reserves Update TLP & LM Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Li, Z.-K., Li, J.-W., Zhao, X.-F., Zhou, M.-F., Selby, D., Bi, S.-J., Sui, J.-X., and Zhao, Z.-J. 2013, Crustal-Extension Ag-Pb-Zn Veins in the Xiong’ershan District, Southern North China Craton: Constraints from the Shagou Deposit. Economic Geology 108, 1,703–1,729.

Long, S.D., Parker, H.M. and Françis-Bongarçon, D. 1997, “Assay quality assurance quality control programme for drilling projects at the prefeasibility to feasibility report level”, Prepared by Mineral Resources Development Inc. (MRDI) August 1997.

Mao, J.W., Zheng, R.F., Ye, H.S., Gao, J.J., and Chen, W. 2006, 40Ar/39 Ar dating of fuchsite and sericite from altered rocks close to ore veins in Shagou large-size Ag-Pb-Zn deposit of Xiong’ershan area, western Henan Province, and its significance. Mineral Deposits 25, 359–368 in Chinese with English abstract.

Méndez, A.S. 2011, ‘A Discussion on Current Quality-Control Practices in Mineral Exploration, Applications and Experiences of Quality Control, Ognyan Ivanov’, IntechOpen, DOI: 10.5772/14492. https://www.
intechopen.com/books/applications-and-experiences-ofqualitycontrol/a-discussion-on-current-quality-control-practices-in-mineral-exploration.

Rossi, M.E. and Deutsch, C.V. 2014, ‘Mineral Resource Estimation’, Springer: London, pp. 77-82.

Technical Committee L 2023, Tailings Dam and Waste Lagoons Tailings Dam Safety, ICOLD Bulletin No. 194.

Tian, Y., Mao, J., Jian, W., Wang, Y., Feng, R., Ye, H., Liu, J., Wu, S., Zhu, L., Xu, H., Guan, H., and Wang, P. 2023, Recognition of the Xiayu intermediate-sulfidation epithermal Ag-Pb-Zn-Au(-Cu) mineralization in the East Qinling polymetallic ore belt, China: Constraints from geology and geochronology. Ore Geol. Rev. 156, 105398. https://doi.org/10.1016/j.oregeorev.2023.105398.

Xu, A., Schrimpf, T., and Liu, Z. 2006, Technical Review on HPG Silver-Lead Project, Luoning County, Henan Province, People’s Republic of China. Report prepared for Silvercorp Metals Inc. by SRK Consulting, Beijing, China.

Xu, J., Zhang, Y., Li, K., Zheng, C., Li, X., Jin, Z., Wu, C., and Zhang, Z. 2023, The ore genesis of the Shagou Ag-Pb-Zn deposit in the Southern North China Craton: Constraints from He-Ar-Pb isotopes and trace element compositions of sphalerite. Ore Geol. Rev. 163, 105765. https://doi.org/10.1016/j.oregeorev.
2023.105765.

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28	QP Certificates

CERTIFICATE OF AUTHOR

I, Roderick Carlson, FAIG, RPGeo (Exploration and Mining), of Brisbane, Australia, do hereby certify that:

1	I am currently employed as a Technical Lead Geosciences / Principal Geologist with AMC Consultants Pty Ltd, with an office at Level 15, 100 Creek Street, Brisbane, Queensland 4000, Australia.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of Canberra College of Advanced Education, Canberra, ACT (Bachelor of Applied Science in Geology, 1988). I have completed an MSc (Ore Deposit Geology and Evaluation) (University of Western Australia, 1999). I am a registered Fellow of the Australian Institute of Geoscientists (#1443) and Registered Professional Geologist (RPGeo) (#10122). I have practiced my profession for a total of 38 years since my graduation and have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Ying Property.

5	I am responsible for Section 11 and parts of 1, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for the previous AMC Technical Report on the Ying property in 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Roderick Carlson, FAIG, RPGeo
Technical Lead Geosciences / Principal Geologist
AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Robert Chesher, FAusIMM(CP), of Brisbane, Australia, do hereby certify that:

1	I am currently employed as a Senior Principal Consultant with AMC Consultants Pty Ltd, with an office at Level 15, 100 Creek Street, Brisbane, Queensland 4000, Australia.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of University of Queensland in St Lucia, Australia (BSc(Hons) in Metallurgy in 1977). I am a Fellow in good standing of the Australian Institute of Mining and Metallurgy (AusIMM) and am accredited as a Chartered Professional of the AusIMM in the discipline of Metallurgy (License #311429). I have practiced my profession continuously since 1977. My expertise is in corporate and technical (metallurgical) consulting, focusing on operational and performance reviews, improvements, and optimization.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 12-14 May 2026 for three days and 26-29 February 2024 for four days.

5	I am responsible for Sections 13 and 17, and parts of 1, 12.1, 19, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for previous AMC Technical Reports on the Ying property in 2020 (filed 14 October 2020, effective date 31 July 2020), 2022 (filed 4 November 2022, effective date 20 September 2022), and 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Robert Chesher, FAusIMM(CP)
Senior Principal Consultant
AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Dermot M. Claffey, CPEng., of Devon, United Kingdom, do hereby certify that:

1	I am currently self-employed as a Principal Consultant doing business as Hillerton Consulting Limited with an office at High Wynard, Clyst St George, Devon, EX3 0NN, United Kingdom.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of the University of Dublin in Dublin, Ireland (Bachelor of Civil Engineering in 1982) and the University of Newcastle Upon Tyne (Master of Soil Mechanics and Foundation Engineering in 1983). I am a member in good standing of the Institute of Engineers, Australia. Chartered. I have practiced my profession continuously since graduation for a total of 39 years and have relevant experience in tailings management.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 26-29 February 2024 for four days.

5	I am responsible for parts of Sections 1, 12.1, 18, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for the previous AMC Technical Report on the Ying property in 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Dermot M. Claffey, CPEng.
Principal Consultant
Hillerton Consulting Limited

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CERTIFICATE OF AUTHOR

I, Justin Glanvill, Pr.Sci.Nat, of Maidenhead, United Kingdom, do hereby certify that:

1	I am currently employed as a Principal Geologist with AMC Consultants (UK) Limited with an office at Office 336a, Davidson House, Forbury Square, Reading, Berkshire RG1 3EU, United Kingdom.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of the University of Natal in Durban, South Africa (Bachelor of Science in Geology in 1997) and the University of the Witwatersrand (Master of Science, Engineering in 2013). I am a member in good standing of the Geological Society of South Africa, and a Professional Natural Scientist (Pr.Sci.Nat) registered with the South African Council for Natural Scientific Professions (SACNASP Reg. 40164/07). I have practiced my profession continuously since 1997. My expertise is in systems development and automation, underground and open-pit geological mapping and modelling, grade control, reconciliation, resource estimation, and associated geostatistics.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 12-14 May 2026 for three days.

5	I am responsible for parts of Sections 1, 12.1, 12.2, 14, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for the previous AMC Technical Report on the Ying Property in 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Justin Glanvill, Pr.Sci.Nat
Principal Geologist
AMC Consultants (UK) Limited

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CERTIFICATE OF AUTHOR

I, Mark Kent, FAusIMM, of Iluka, Western Australia, Australia do hereby certify that:

1	I am currently employed as a Principal Geologist with AMC Consultants Pty Ltd with an office at Level 3, 1100 Hay Street, West Perth, Western Australia 6005, Australia.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of Macquarie University, New South Wales, Australia (B.Sc. (Geology) in 1995), the University of New England, New South Wales, Australia (B.Sc. (Hons) (Geology) in 1996) and the University of Adelaide in South Australia, Australia (Master of Geostatistics, in 2009). I am a Fellow of the Australasian Institute of Mining and Metallurgy (No. 203631). I have practiced my profession continuously since 1997. I have experience in Mineral Resource estimation for a number of mines, including open pit and underground gold mines, and have undertaken numerous geostatistical studies leading to Mineral Resource estimation in Australia and overseas. I have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Ying Property.

5	I am responsible for parts of Sections 1, 14, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Mark Kent, FAusIMM
Principal Geologist
AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Brett Nielsen, MAIG, of Brisbane, Australia, do hereby certify that:

1	I am currently employed as a Senior Geologist with AMC Consultants Pty Ltd. with an office at Level 15, 100 Creek Street, Brisbane, Queensland 4000, Australia.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of the University of New England, Australia (Bachelor of Geoscience). I am a Member of the Australian Institute of Geoscientists. My membership number is 9043. I am also a member of The Australian Institute of Minning and Metallurgy. I have practised my profession for 14 years since my graduation and have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Ying Property.

5	I am responsible for parts of Sections 1, 14, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report. I assisted with the Mineral Resource estimates for the HZG mine for the AMC Technical Report on the Ying Property in 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Brett Nielsen, MAIG
Senior Geologist
AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Simeon Robinson, P.Geo., MAIG, of Nanaimo, British Columbia, Canada do hereby certify that:

1	I am currently employed as a Principal Geologist with AMC Mining Consultants (Canada) Ltd. (EGBC Permit #1002350), with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4, Canada.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of Curtin University of Technology, Kalgoorlie, Western Australia (Bachelor of Science – Mineral Exploration and Mining Geology, 2001). I have completed the Citation Program in Applied Geostatistics (University of Alberta, 2019). I am a registered member in good standing of the Engineers and Geoscientists of British Columbia (Licence #43058) and Association of Professional Geoscientists of Ontario (Registration #3904). I am a registered member of the Australian Institute of Geoscientists (#5609). I have practiced my profession for a total of 24 years since my graduation and have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 26-29 February 2024 for four days.

5	I am responsible for Section 8, and parts of 1, 12.1, 12.2, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for previous AMC Technical Reports on the Ying property in 2020 (filed 14 October 2022, effective date 31 July 2022), 2022 (filed 4 November 2022, effective date 20 September 2022), and 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Simeon Robinson, P.Geo., MAIG
Principal Geologist
AMC Mining Consultants (Canada) Ltd.

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CERTIFICATE OF AUTHOR

I, Herbert A. Smith, P.Eng., of Vancouver, British Columbia, Canada do hereby certify that:

1	I am currently employed as a Senior Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd. (EGBC Permit #1002350), with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4, Canada.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I graduated with a degree of B.Sc. in Mining Engineering in 1972 and a degree of M.Sc. in Rock Mechanics and Excavation Engineering in 1983, both from the University of Newcastle upon Tyne, England. I am a registered member in good standing of the Engineers and Geoscientists of British Columbia (License #32378), Professional Engineers of Ontario (License #100017396), Association of Professional Engineers and Geoscientists of Alberta (License #31494), and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (License #L4413).

I have worked as a Mining Engineer for a total of 48 years since my graduation and have relevant experience in underground mining, feasibility studies, and technical report preparation for mining projects.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 12-14 May 2026 for three days, 16-19 February 2012 for four days, 3-6 September 2013 for four days, 13-16 July 2016 for three days, and 26-29 February 2024 for four days.

5	I am responsible for Sections 2-6, 15, 16, 20, 21, 22, 24, and parts of 1, 12.1, 18, 19, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for previous AMC Technical Reports on the Ying property in 2012 (filed 15 June 2012, effective date 1 May 2012), 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012), 2014 (filed 5 September 2014, effective date 31 December 2013), 2017 (filed 24 February 2017, effective date 31 December 2016), 2020 (filed 14 October 2020, effective date 31 July 2020), 2022 (filed 4 November 2022, effective date 20 September 2022), and 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Herbert A. Smith, P.Eng.
Senior Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

CERTIFICATE OF AUTHOR

I, Robert Craig Stewart, P.Geo., of Calgary, Alberta, Canada do hereby certify that:

1	I am currently employed as a Senior Geologist with AMC Mining Consultants (Canada) Ltd. (EGBC Permit #1002350), with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4, Canada.

2	This certificate applies to the Technical Report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of Saint Mary’s University in Halifax, Canada (Bachelor of Science in Geology in 2008, and Master of Applied Science in Geochemistry in 2011) and Laurentian University in Sudbury, Canada (Doctor of Philosophy in Mineral Deposits and Precambrian Geology in 2017). I am a member in good standing of the Engineers and Geoscientists British Columbia (License #55480). I have practiced my profession for 16 years and have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Ying Property.

5	I am responsible for parts of Sections 1, 14, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for the previous AMC Technical Report on the Ying property in 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Robert Craig Stewart
Senior Geologist
AMC Mining Consultants (Canada) Ltd.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

CERTIFICATE OF AUTHOR

I, Genoa K. Vartell, P.Geo., of Surrey, British Columbia, Canada do hereby certify that:

1	I am currently employed as a Technical Lead Geosciences / Senior Principal Geologist with AMC Mining Consultants (Canada) Ltd. (EGBC Permit #1002350), with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4, Canada.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China” with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of the University of Alberta in Edmonton, Canada (Bachelor of Science (Hons) in Geology in 1991). I am a graduate of the University of Western Australia in Perth, Australia (Ph.D. in Geology). I am a registered member in good standing of the Engineers and Geoscientists of British Columbia (License #37418). I have practiced my profession for a total of 32 years since my graduation and have relevant experience in precious and base metal deposits.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 13-20 July 2016 for eight days.

5	I am responsible for Sections 7, 9, 10, 23, and parts of 1, 12, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.

7	I have had prior involvement with the property that is the subject of the Technical Report in that I assisted the qualified persons with respect to a previous AMC Technical Report on the Ying property in 2013 (filed 6 May 2013, effective date 1 May 2012) and was a qualified person for the previous AMC Technical Reports on the Ying property in 2017 (filed 24 February 2017, effective date 31 December 2016), 2020 (filed 14 October 2020, effective date 31 July 2020), 2022 (filed 4 November 2022, effective date 20 September 2022) and 2024 (filed 12 September 2024, effective date 16 July 2024).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Genoa K. Vartell, P.Geo.
Technical Lead Geosciences / Senior Principal Geologist
AMC Mining Consultants (Canada) Ltd.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

CERTIFICATE OF AUTHOR

I, Aaron Wilkins, CGeol, EurGeol, of Penryn, United Kingdom, do hereby certify that:

1	I am currently employed as a Principal Geologist with AMC Consultants (UK) Limited with an office at Office 336a, Davidson House, Forbury Square, Reading, Berkshire RG1 3EU, United Kingdom.

2	This certificate applies to the technical report titled “NI 43-101 Technical Report on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China”, with an effective date of 18 May 2026, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3	I am a graduate of the University of Liverpool, United Kingdom (Bachelor of Science in Geology in 2005) and the University of Exeter (Camborne School of Mines) (Master of Science in 2006). I am a registered member in good standing with the Geological Society of London (CGeol#1015302), and a registered member in good standing with the European Federation of Geologists (EurGeol #1056). I have practiced my profession continuously since 2006. My expertise is in mineral exploration, resource definition, estimation and associated geostatistics, and project development of both underground and open pit mines. I have relevant experience in definition and evaluation of base metal deposits and specializing in narrow vein mineralisation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Ying Property.

5	I am responsible for parts of Sections 1, 14, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 18 May 2026

Signing Date: 12 June 2026

Original signed by
Aaron Wilkins, CGeol, EurGeol
Principal Geologist
AMC Consultants (UK) Limited

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	0725073

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